6

06014497

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: UniCredit ~~Group~~ Italiano

*CURRENT ADDRESS: ______

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 3185   FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/19/06

UniCredit Group

as at **31 December 2005**

ARLS
12-31-05

UniCredit Italiano


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Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,213,388,513 fully paid in

UniCredit Group

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Consolidated Report and Accounts 2005


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BOARD OF DIRECTORS, BOARD OF AUDITORS AND EXTERNAL AUDITORS

as at 22 March 2006

Board of Directors

Dieter Rampl *	Chairman
Gianfranco Gutty * (First Deputy Chairman)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Carlo Salvatori *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Manfred Bischoff	
Vincenzo Calandra Buonaura	
Giovanni Desiderio	
Volker Doppelfeld	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Friedrich Kadrnoska **	
Max Dietrich Kley	
Luigi Maramotti	
Diether Münich **	
Carlo Pesenti	
Hans Jürgen Schinzler	
Giovanni Vaccarino	
Paolo Vagnone **	
Nikolaus von Bomhard **	
Anthony Wyand	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	
KPMG S.p.A.	External Auditors

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member



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GENERAL MANAGEMENT

as at 22 March 2006

Management Committee

Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO) *
Sergio Ermotti	Multinationals / Investment Banking Division *
Paolo Fiorentino	Global Banking Services Division *
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Chief Integration Officer *
Roberto Nicastro	Retail Division *
Vittorio Ogliengo	Corporates / SMEs Division *
Johann Berger	Commercial Real Estate Financing Division
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Deputy Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff

Other Department Heads

Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Edoardo Massaglia	Corporate Identity
Umberto Quilici	Group ICT

Franco Leccacorvi	Chief Accountant

* Position held by Group Deputy General Manager



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Letter to the Shareholders from the CEO

Dear Shareholders,

The year 2005 marked a turning point and a great change for your Group. A friendly approach by UniCredit, HypoVereinsbank and Bank Austria Creditanstalt resulted in the largest business combination at transnational level ever achieved in Europe. By combining our common aspirations, it ensures that your new Group will have a significant competitive edge and highly interesting growth prospects.

For this reason I take pride in presenting to you the first report and accounts of this new Group, and I want to thank you for the trust you have placed in our large-scale and highly innovative project.

Europe is the keystone of what we are building. We know we can compete and achieve excellent results in all the domestic markets where we are present, thanks to our professionalism and quality of service. We have become the first truly European Bank. Our people work in 19 countries and we speak 22 different languages. That is why it is so important that we should feel part of a single culture sharing common values and consider ourselves citizens of Europe.

We have in fact created a leading banking Group in terms of the size of its business as well as the quality of its assets and the uniqueness of its strategic positioning.

The industrial and financial soundness of our project was immediately confirmed by our credibility and the favourable reaction of the markets. Not only did the public share-swap offer for HypoVereinsbank achieve an extremely high level of acceptance



CONTENTS


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REPORT ON OPERATIONS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

Transition to IFRS

UniCredit's consolidated accounts as at 31 December 2005 were prepared under IFRS as adopted by the EU and contained in Banca d'Italia's Circular #262 dated 22 December 2005 and related transitional regulations. Comparative data as at 31 December 2004 were restated on the basis of IFRS prevailing as at that date. IAS 32 and 39 concerning financial instruments (as adopted by the EU) have been applied with effect from 1 January 2005. Comparisons of balance sheet entries will be made as of this date in the Report on Operations.

For a description of the impact of the transition to IFRS, see part M of the Notes to the Accounts, in which we give reconciliations of shareholders' equity under Italian GAAP (Legislative Decree 87/92) to shareholders' equity under IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005, in addition to a similar reconciliation for the net profit for the period ending 31 December 2004.

The Merger with the HVB Group and other changes in the scope of consolidation

HVB Group was first consolidated on 1 November 2005 using the procedures specified in IFRS 3 – BUSINESS COMBINATIONS, as explained in detail in Part G of the Notes to the Accounts.

The net profit for HVB Group from the acquisition date is reported in the profit and loss account in a separate entry ("HVB Group net profit after acquisition"). This makes it possible to maintain essential comparability between individual items of the profit and loss account between the two years. The chapter of the report entitled "The UniCredit Group as at the end of 2005" also presents the pro-forma profit and loss account for the year, as if the merger had taken place on 1 January 2005.

The consolidated balance sheet as at 31 December 2005 includes the HVB Group on a line-by-line basis. To ensure a like-with-like comparison with the Accounts as of 1 January 2005, the report on operations contains a restated balance sheet as at 31 December 2005, excluding HVB Group from the scope of consolidation and recognising the equity investment at cost.

As regards the Group's scope of consolidation, it should be noted that the Yapi ve Kredi Bankasi Group has been consolidated using the pro-rata method since the end of September 2005. Koç Financial Services, the Turkish joint venture between UniCredit and the Koç Finansal Hizmetler Group, holds a stake of about 57% in the Yapi ve Kredi Bankasi Group.

(€ million)

PROFIT AND LOSS AND PROFITABILITY RATIOS

	YEAR 2005	YEAR 2004	CHANGE
Total revenues	11,024	10,203	+ 8.0%
Operating expenses	6,045	5,701	+ 6.0%
Operating profit	4,979	4,502	+ 10.6%
Profit before tax	4,068	3,238	+ 25.6%
Net Profit attributable to the Group	**2,470**	**2,069**	**+ 19.4%**
ROE [1]	15.6%	15.7%	-0.1
Cost/income ratio	54.8%	55.9%	-1.1

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.12.2005 EXCL. HVB	AMOUNTS AS AT 01.01.2005	CHANGE EXCL. HVB
Total assets	787,000	304,517	260,909	+ 16.7%
Loans and receivables with customers	426,553	160,487	139,723	+ 14.9%
Deposits from customers and debt certificates	462,248	178,142	155,079	+ 14.9%
Shareholders' equity	**35,203**	**n.s.**	**14,373**	**n.s.**

CAPITAL RATIOS (%)

	AS AT 31.12.2005	AS AT 31.12.2004	CHANGE
Tier 1/Total risk-weighted assets	6.89%	7.94%	-1.05
Total regulatory capital/Total risk-weighted assets	10.34%	11.64%	-1.30

STAFF AND BRANCHES

	AS AT 31.12.2005	AS AT 31.12.2005 EXCL. HVB	AS AT 31.12.2004	CHANGE (EQUAL SCOPE OF CONSOLIDATION)
Employees [2]	132,917	71,470	68,629	- 653
Branches [3]	7,184	4,880	4,528	- 68

RATINGS

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	STABLE
Moody's Investor Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	NEGATIVE

1. Calculated on the basis of the average annual shareholders' equity (excluding reserves in respect of AfS assets and dividends to be distributed).
2. "Full time equivalent". Koç Group (including Yapi) is consolidated proportionally. Data as at 31 December 2004 do not include Yapi (3,494 full time equivalent as at 31 December 2005).
3. Koç Group (including Yapi), which is consolidated proportionally, is considered at 100%. Data as at 31 December 2004 do not include Yapi (420 branches as at 31 December 2005).

SHAREHOLDERS

As at 31 December 2005 UniCredit's share capital totalled €5,195,277,353.00 and was divided into 10,390,554,706 fully subscribed and paid-up shares of €0.50 each, including 10,368,848,154 ordinary shares and 21,706,552 savings shares.

As at 31 December 2005, the Shareholders' Register showed the following:
- There were approximately 316,000 shareholders.
- Italian resident shareholders held around 44% of capital and foreign shareholders 56%.
- 92% of ordinary capital stock is held by legal entities and the remaining 8% by individuals.

As at the same date, the main shareholders were as follows:

MAIN SHAREHOLDERS

	PERCENT HELD [1]
1. Munich Re Group	4.818%
2. Fondazione Cassa di Risparmio di Torino	4.743%
3. Fondazione Cassa di Risparmio di Verona Vicenza Belluno e Ancona	4.742%
4. Carimonte Holding S.p.A.	4.296%
5. Allianz Group	2.982%

1. As a percentage of ordinary capital. The bylaws set a limitation on voting right at 5% of capital.

SHARE PRICE IN 2005 (€)


6,500
6,000
5,500
5,000
4,500
4,000
J
F
M
A
M
J
J
A
S
O
N
D
Ordinary share
Savings share

SHARE INFORMATION

	2005	2004	2003	2002	2001	2000	1999	1998
Share price (€)								
- maximum	5.864	4.421	4.425	5.255	5.865	6.115	5.787	5.395
- minimum	4.082	3.805	3.144	3.173	3.202	3.586	3.845	2.899
- average	4.596	4.083	3.959	4.273	4.830	4.976	4.606	4.360
- end of period	5.819	4.225	4.303	3.808	4.494	5.572	4.924	5.065
Number of outstanding shares (million)								
- at period end [1]	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2	4,680.9
- shares cum dividend	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2	4,879.0
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average [1]	6,730.3	6,303.6	-	-	-	-	-	-
Dividend								
- total dividends (€ million)	2.276	1.282	1.080	995	724	649	648	290
- dividend per ordinary share	0.220	0.205	0.171	0.158	0.141	0.129	0.129	0.059
- dividend per savings share	0.235	0.220	0.186	0.173	0.156	0.137	0.137	0.067

EARNINGS RATIOS

	UNDER IFRS		UNDER ITALIAN GAAP						
	2005	2004	2004	2003	2002	2001	2000	1999	1998 [2]
Shareholders' equity (€ mln)	**35,203**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**	**6,099**
Group portion of net profit (€ mln)	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**	**202**
Net worth per share (€)	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55	1.30
Price/ Book value	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18	3.89
Earnings per share (€)	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26	0.19
Payout ratio (%)	92.1		60.2	55.1	55.2	49.8	46.5	50.3	n.s.
Dividend yield on average price per ordinary share (%)	4.79		5.02	4.32	3.70	2.92	2.59	2.80	1.36

1. The number of shares given for 2004 and 2005 is net of own shares (19.4 million for 2004 average and 87,000,000 from end-2004 to end-2005).
2. Earnings per share do not take extraordinary amortisation of positive consolidation differences amounting to €740 million into account.

EPS - EARNINGS PER SHARE (€)



0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.19
0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.41
1998
1999
2000
2001
2002
2003
2004
2004 IAS
2005 IAS
2005 IAS excl. HVB



The Business Combination with HVB Group

RATIONALE AND MAIN FEATURES OF THE TRANSACTION

In the course of the past decade, the UniCredit Group showed a significant ability to create value, generating, since the year of its privatisation in 1993, average annual earnings-per-share growth of 33%, from the equivalent of €0.02 per share in 1994 to €0.34 per share in 2004.

The UniCredit Group achieved such goals by leveraging both external – through mergers and acquisitions – and organic growth. In particular, as far as external growth is concerned, the UniCredit Group has achieved excellent results in restructuring various companies acquired in Italy and abroad. Bank Pekao, for example, since acquisition in 1999, has reduced its cost/income ratio from 69% to

55%, with corresponding growth of the price per share of over 280%[1]. Since 2001, Pioneer has reduced its cost/income ratio from 78% to 51%. Moreover, from 1994 to 2004, the overall Group reduced its cost/income ratio from 86% to 57%, not least due to the S3 Project which entailed the integration of seven regional banks operating in Italy and subsequent reorganisation into three specialised banks each focused on retail, corporate and private banking client segments, respectively.

Capitalising on the S3 Project, which led to a strong focus on client segments, the UniCredit Group also further developed its capabilities for organic growth. Starting from 2002, our market share of lending in Italy has increased and new retail clients have been acquired (net of operational reclassifications). Also the share of managed assets from extra-Group networks increased significantly due to organic growth.

As a result of this track record, UniCredit consistently ranked among the most profitable stocks in the Italian market, with a dividend yield of 5.3% as of mid-June 2005.

Against this background, UniCredit chose to further enhance its external growth strategy in order to create additional value and possibly generate positive effects on the UniCredit share price in the mid-term. This strategy was implemented taking into account certain key target criteria, namely preservation of dividend generation in the short term and growth in the following years. In addition, the growth strategy envisaged the creation of a combined group with wider strategic opportunities, namely increased geographical diversification, economies of scale in product factories, further scope for consolidation. Finally, the potential growth opportunity focused on a clear equity story, namely leveraging on UniCredit 's competitive advantages, in particular restructuring skills and integration capabilities, geographical and business fit between UniCredit and the new partner, and generation of significant synergy.

In light of the foregoing, a potential business combination with Bayerische Hypo- und Vereinsbank AG ("HVB") appeared to be the most interesting and appealing consolidation opportunity. As a result, on 12 June 2005 the Board of Directors of UniCredit and the Management Board of HVB, with the consent of HVB's Supervisory Board, resolved to enter into a business combination agreement (the "Business Combination Agreement") setting forth the basic agreements and understandings of the parties with respect to the combination of the UniCredit Group's and the HVB Group's respective businesses (the "Business Combination"), the transaction structure and the future organizational and corporate governance structure of the combined group resulting from the Business Combination (the "Combined Group"). In the Business Combination Agreement, UniCredit and HVB agreed on the terms and conditions of three public tender offers (the "Tender Offers") in Germany, Austria and Poland for all of the shares of (i) HVB (the "HVB Offer"), (ii) Bank Austria Creditanstalt AG (the "BA-CA Offer"), and (iii) Bank BPH S.A. (the "Bank BPH Offer").

On the basis of the originally announced terms for the Tender Offers, viz. (i) 5 new ordinary shares of UniCredit in exchange for each HVB Share under the HVB Offer, (ii) 19.92 new ordinary shares of UniCredit in exchange for each BA-CA Share under the BA-CA Offer and (iii) 33.13 new ordinary shares

1 On the basis of the price as of 31 December 2005 compared with the market price as at the acquisition date.

of UniCredit in exchange for each Bank BPH Share under the Bank BPH Offer, the shareholders' meeting of UniCredit held on 29 July 2005 passed a resolution pursuant to Article 2440 of the Italian Civil Code (Codice Civile) authorising an increase of UniCredit's share capital of up to €2,343,642,931.00 by means of the issuance of up to 4,687,285,862 ordinary shares of UniCredit, each such share with a nominal value of €0.50 and dividend rights as of 1 January 2005, payable in 2006, against delivery of HVB, BA-CA and Bank BPH shares as tendered in the Tender Offers.

The Business Combination was also approved by UniCredit's and HVB's respective banking supervisors Banca d'Italia and Bundesanstalt für Finanzdienstleistungsaufsicht ("Bafin") on 21 July 2005.

The Business Combination has led to the creation of a banking group which ranks among the top three European players in the Euro zone, with total assets amounting to approximately €800 billion. In particular, the new group will benefit from both its geographic focus on South Germany, Austria and North Italy - which form together one of the richest regions in Europe – and a divisional organisational structure, already existing in some of the areas where the UniCredit Group and the HVB Group operate. In addition, the Combined Group enjoys an excellent positioning in the main European markets, ranking second in the Italian banking market, second in Germany and first in Austria, and is the first banking group in Central and Eastern Europe ("CEE").

The main strategic goals of the Combined Group are to:
- strengthen its competitive position in the markets where it operates,
- maintain and leverage its leading market positions in key CEE markets,
- optimise and consolidate local entities and operations in various CEE markets,
- exploit complementary strengths and critical mass in scale-driven business areas,
- focus on growth in selected regions and business areas,
- maximise revenues and cost synergy by sharing best practices;
- optimise brand portfolios and production capabilities;
- rationalise overlapping and duplicated functions; and
- implement a fully divisionalised business model.

HVB OFFER

On 26 August 2005 UniCredit published the offer document for the public takeover offer to the shareholders of HVB to acquire all of their common shares in HVB ("HVB Common Shares") and all of their preferred shares ("HVB Preferred Shares") in exchange for UniCredit Ordinary Shares at an exchange ratio of 5 newly issued UniCredit ordinary shares for each HVB share. On 1 September 2005 the Management Board and the Supervisory Board of HVB published their opinions (*Stellungnahmen*) on the HVB Offer supporting the offer.

On 8 October 2005 UniCredit published an amendment to the HVB Offer (the "HVB Offer Amendment") in which it waived all of the conditions precedent set forth in the Offer Document related to merger control clearances and regulatory clearances except for merger control clearance by the EU Commission. As a result of the HVB Offer Amendment, the initial acceptance period of the HVB Offer was automatically extended by two weeks. Until expiry of the acceptance period, the HVB Offer had been accepted in respect of a total of 647,105,854 HVB Common Shares and 14,553,600 HVB Preferred Shares, corresponding to approximately 88.14% of the registered share capital and the voting rights of HVB. Given that no preferred dividends were paid on HVB Preferred Shares for the three financial years prior to the acquisition, HVB Preferred Shares carried voting rights at the expiry of the acceptance period.

Pursuant to applicable German Tender Offer Law all shareholders of HVB who had not accepted the Tender Offer during the acceptance period were able to accept the HVB Tender Offer during the Additional Acceptance Period which expired on 11 November 2005. Following such Additional Acceptance Period the acceptance level of the HVB Offer increased to approximately 93.93%. Disregarding the HVB Preferred Shares for the purpose of determining the percentage of voting rights shown above, the share of the HVB Common Shares for which the HVB Offer has been accepted would amount to approximately 93.81%.

Following (i) acceptance of the HVB Offer in excess of the minimum acceptance threshold of 65% at the end of the initial acceptance period, (ii) clearance by the EU Commission in relation to the proposed acquisition of HVB by UniCredit on October 18, 2005, and (iii) issuance of the verification by an appointed expert, on 9 November 2005, that the value of the HVB Shares tendered in the HVB Offer conformed to the expert valuation rendered to the shareholders' meeting of UniCredit on 29 July 2005 resolving on the capital increase in order to enable UniCredit's Board of Directors to liberate the UniCredit Shares offered in exchange for the tendered HVB Shares in accordance with Article 2343 of the Italian Civil Code (*Codice civile*), all conditions precedent set forth the Offer Document were either fulfilled or waived by UniCredit. Based on the total number of 705,108,946 HVB Shares tendered and the exchange ratio of 5 new ordinary shares of UniCredit in exchange of each HVB Share, on 18 November 2005 UniCredit's Board of Directors resolved on the liberation of 3,525,544,730 newly issued UniCredit ordinary shares issued for the settlement of the HVB Offer.

Following the HVB Offer and pursuant to the securities prospectus approved by Consob on 4 August 2005, all UniCredit's ordinary shares were admitted to listing on the Frankfurt Stock Exchange on 21 November 2005. Trading of UniCredit's ordinary shares on the Frankfurt Stock Exchange commenced on 23 November 2005.

BA-CA OFFER

On 26 August 2005, UniCredit published the offer document for a voluntary public takeover offer to the shareholders of BA-CA to acquire all no-par-value bearer shares and all registered shares of BA-CA (jointly the "BA-CA Shares") in exchange for UniCredit Ordinary Shares at an exchange ratio of 19.92 newly issued UniCredit ordinary shares for each BA-CA share or, alternatively, for a cash consideration of €79.60 for each BA-CA share. On 12 October 2005, as a consequence of the extension of the acceptance period of the HVB Offer, UniCredit also published an extension of the acceptance period of the BA-CA Offer.

Up to expiry of this extended acceptance period, the BA-CA Offer had been accepted for a total of 15,643,459 BA-CA Shares, corresponding to approximately 10.64% of the share capital and the voting rights of BA-CA.

Pursuant to the applicable Austrian Takeover Act, all shareholders of BA-CA who had not accepted the voluntary public takeover offer during the acceptance period, were able to accept the BA-CA Offer during the Additional Acceptance Period which started on 7 November 2005, and remained open until 18 November 2005. Following such Additional Acceptance Period the BA-CA Offer was accepted in respect of a total of 25,657,724 BA-CA Shares, corresponding to approximately 17.45% of the share capital and voting rights of BA-CA. In detail: 25,598,893 BA-CA Shares were tendered in response to the share-for-share exchange offer and 58,831 BA-CA Share were tendered in response to the cash offer. Taking into account HVB's shareholding in BA-CA of approximately 77.53%, the total shareholding held, directly and indirectly, by the UniCredit Group in BA-CA amounted to approximately 94.98%.

Following transfer of title to the HVB Shares tendered in the HVB Offer to UniCredit, which took place on 17 November 2005, the cash alternative of the BA-CA Offer became unconditional. Additionally, following issuance of the verification by an appointed expert, on 26 November 2005, that the value of the BA-CA Shares tendered in the BA-CA Offer conformed to the expert valuation rendered to the shareholders' meeting of UniCredit on 29 July 2005 resolving on the capital increase in order to enable UniCredit's Board of Directors to liberate the UniCredit Shares offered in exchange for the tendered BA-CA Shares in accordance with Article 2343 of the Italian Civil Code (Codice civile), the share-for-share exchange alternative of the BA-CA Offer also became unconditional. Based on the total number of 25,598,893 BA-CA Shares tendered in the exchange offer and the exchange ratio of 19.92 new ordinary shares of UniCredit in exchange of each BA-CA Share, on 30 November 2005 UniCredit's Board of Directors resolved on the liberation of 509,929,948 newly issued UniCredit ordinary shares issued in settlement of the exchange alternative of the BA-CA Offer.

BANK BPH OFFER

As mentioned above, at the time of the announcement of the Business Combination and at the time of approval of the Business Combination by UniCredit's shareholders' meeting on 29 July 2005, UniCredit intended to launch a voluntary public takeover offer to the shareholders of Bank BPH to acquire all ordinary bearer shares of Bank BPH in exchange for UniCredit Ordinary Shares at an exchange ratio of 33.13 UniCredit Ordinary Shares for each Bank BPH share or, alternatively, for a cash consideration of PLN 497.67 (equivalent to approximately €123.58 on the basis of the then prevailing exchange rate) for each Bank BPH share.

On 29 July 2005, UniCredit filed a request to the Polish Banking Supervisory Commission ("BSC") for the authorization to acquire indirect control of Bank BPH (BA-CA, in turn controlled by HVB, owns a 71.03% shareholding of Bank BPH) and for the exercise of voting rights at Bank BPH's shareholders' meeting in respect of over 75% of votes. Pending such authorisation, the voluntary public takeover offer for Bank BPH was not launched by UniCredit at the envisaged time (i.e. around the time of the launch of the HVB Offer and the BA-CA Offer) and following (i) the acquisition of control of HVB on 17 November 2005 (date of legal transfer of title to the HVB shares) and (ii) the introduction of a new act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies effective as of 24 October 2005, UniCredit became subject to the obligation to launch a mandatory offer for Bank BPH shares within three months from the date of acquisition of indirect control of Bank BPH, i.e. before 17 February 2006.

Consequently, on Friday 20 January 2006, UCI notified the SEC, for its review, as well as the Warsaw Stock Exchange and the Polish Press Agency of its intention to launch the mandatory offer for the remaining 8,318,645 shares (representing 28.97% of the share capital) of Bank BPH that it did not already indirectly own through BA-CA. The price offered, in cash, by UniCredit for each Bank BPH share was PLN 702.11 (equal to the 3-month arithmetical average of average daily volume weighted prices of BPH shares) and complied with the minimum price requirements set by applicable Polish law (minimum price equal to the highest of (i) the 3-month arithmetical average of average daily volume weighted prices, (ii) the 6-month arithmetical average of average daily volume weighted prices and (iii) the price of trades in the target's shares executed by the offeror or its affiliates, respectively, in the 12 months preceding the offer). The acceptance period of the Bank BPH Offer commenced on 31 January 2006 and remained open for 30 calendar days, until 1 March 2006.

Up to expiry of the acceptance period, no Bank BPH shares were tendered. As a result, following the Bank BPH Offer, the total shareholding held by the UniCredit Group in Bank BPH amounted to the approximately 71.03%. held by BA-CA.

With regard to the BSC's authorisation to exercise voting rights in the BPH shares that UniCredit owns indirectly through Bank Austria Creditanstalt, following the application submitted on 29 July 2005 UniCredit presented further information requested by the BSC on 3 February and 14 February 2006. The application for authorisation was initially discussed at a meeting of the BSC held on 8 March 2006, during which it was decided to postpone the decision to the meeting of 15 March and then to that of 5 April 2006.

Additionally, with regard to the Polish Treasury Ministry's letter dated 20 December 2005, in which the Polish Treasury Minister ("MST") requested UniCredit to resume observance of the Bank Pekao privatisation agreement entered into by UniCredit, Allianz AG and the Polish Treasury Ministry (the "Privatisation Agreement"), arguing that, having acquired indirect control of Bank BPH by acquiring HVB in November 2005, UniCredit was in breach of the commitment to refrain from competition contained in the Privatisation Agreement, UniCredit replied to the MST's letter stating that, in its opinion, these affirmations and requests were baseless since they were considered to be against EC law.

At a later date, on 1 February 2006, UniCredit received a further letter from the MST, in which the latter reaffirmed UniCredit's alleged breach of the commitment to refrain from competition contained in the Privatisation Agreement, and requested resumption of compliance with the Agreement within 3 months.

On 17 March 2006 a meeting was held between the Polish Prime Minister and UniCredit, following which UniCredit contacted the Treasury Ministry in order to make the necessary amendments to the Privatisation Agreements relating to Pekao and BPH, entered into respectively by UniCredit and HVB in 1999 and 1998.

Following the announcement of the transaction in early July, UniCredit and HVB Group agreed on a three-phase approach to the integration process:

1. Pre-Closing: In this phase the two groups, in a context of uncertainty as to the successful completion of the transaction, would focus on closing the transaction, getting to know each other and planning the subsequent integration projects.
2. Integration Start-Up, from Closing to June 2006: In this phase, the new organisation would start by determining group governance systems and key processes, and by preparing the integration Master Plan. During this phase, the key integration projects identified in the previous phase would be launched.
3. Integration Execution, beginning in June 2006 and lasting throughout the integration process: in this phase, the integration Master Plan would be executed, leading to delivery of the expected synergy and results in line with the plan originally agreed amongst the parties.

The two parties also agreed to create and set up an Integration Office immediately, reporting direct to the CEO, to orchestrate, i.e., to guide and co-ordinate the whole integration process in accordance with the strategy and business/governance principles defined in the Business Combination Agreement.

In the Pre-Closing phase, selected members of the two banking groups formed **Co-operation Teams** comprising the Heads of relevant divisions and functions in the various legal entities (UniCredit, HVB, BA-CA) to get to know each other better (in full and total compliance with all legal/regulatory limitations on sharing of information) and to start to prepare an integration roadmap in their own area of responsibility, based on detailed diagnostics and benchmarking and on identification of key strategic pillars. The CEOs (supported by specific head office departments) have also taken the leadership on key initiatives, focused in large part on the fulfillment of all the mandatory requirements necessary for the closing of the transaction/tender offers and activating the key governance processes necessary for the new Group Parent's Organisation and Governance.

The Teams identified were: Retail, Corporate and SMEs (including Real Estate financing), Private Banking and Asset Management, Multinationals and Investment Banking, Central and Eastern Europe (CEE), Global Banking Services (GBS), Chief Risk Officer (CRO) and Chief Financial Officer (CFO).

By the end of the tender offers (18th November 05), the Co-operation Teams' and CEOs' projects delivered the expected results. Specifically:

- Thanks to similarities in buying factors in the customer segments, client product offerings and the banks' dual Retail positioning, the **Retail** Co-operation Team foresees a truly European Retail Strategy. This strategy is based on top-quality, reliable and transHolding service to meet investment and financing needs; well perceived value-for-money services in transactional activities; proximity to clients' needs; reliance on global monoliners for specialist products. All of this in a context of a high priority commitment to customer satisfaction as a key pillar to create sustainable value in retail banking..

- The **Corporate** Co-operation Team focused on completing the evaluation of the market attractiveness analysis, the Group's positioning and on comparison of existing Business Models and Financial Data/Ratios. The Co-operation Team working groups also made a great effort in comparing products: credit, derivatives, foreign trade, transaction/e-banking, Corporate Finance, Leasing, Real Estate, etc. A separate Vision was also foreseen for the professional Real Estate business where the Group could leverage on strong existing competencies to develop this business as a global product line.

- The **Private Banking** Co-operation Team assessed the feasibility of a pan-European Private Banking franchise, that would deliver high value advice on a local basis, with a consistent brand promise and would serve established and emerging high net worth clients. They would leverage the appropriate feeder model for the local retail and corporate customer base of one of the leading pan-European universal banking groups. A strong focus was also placed on assessing the feasibility of becoming a leading European Private Banking group capable of retaining and attracting the best professionals.

- The **Asset Management** Co-operation Teams has identified the opportunity of combining the local investment capabilities of the HVB Group with the global investment capabilities and resources of Pioneer Investments, as well as adopting the Pioneer Investments global business model. This Vision can be built on presenting a cohesive and enlarged global asset management business to proprietary distribution channels, non-proprietary distribution channels and other institutional counterparties.

- The **Multinational and Investment Banking** Co-operation Team has foreseen the opportunity of creating one of the premier and most profitable European investment banks, focusing on derivatives, structured finance, ECM, DCM and corporate finance advice, leveraging on the Group's strong foothold in key European markets. The Vision could be built upon matching the competitors' product capabilities, sales footprint and building a deep home-market franchise in Italy, Germany, Austria and the CEE countries, which today already account for roughly 40% of the European investment banking markets.

- The Co-operation Team working on **CEE** issues has completed the assessment phase and has started the design phase. The output covered: Assessment and Benchmarking, high level Vision, Strategy, Business Model, Structure and Organisation, Key Targets, and Synergies and Quick Wins. The Assessment phase confirmed that CEE is still a very attractive market: sizeable, fast- growing and with further significant growth potential.

- **GBS** co-operation teams looked for best sourcing practices in order to increase service quality and reduce costs, possibly by evaluating the services of global best players. GBS co-operation teams also assessed the usefulness of managing customers' requirements through a network of dedicated reference points in each country by providing services through specialised Service Factories that would exploit the capabilities, competencies and assets existing throughout the Combined Group.

- The **CRO** Co-operation Team's planned activities were completed with a first proposal for the Mission statement and the organisational structure. Day 1 requirements relating to the underwriting and reporting processes, CRO integration initiatives and a possible integration roadmap were also specified.

- The **CFO** Team started the diagnostic phase with the aim of comparing Asset and Liability Management and internal transfer pricing models, cost allocation models, reporting structures and P&C processes, organisation and systems. The main outputs expected are primarily the New Group Divisional baselines and first drafts for the 2006 budget and MIS/reporting. Key findings and implications from the diagnostic phase have already been highlighted and have led to some key working hypotheses for 2006.

The key findings which emerged from the Pre-Closing Phase were valuable for the groups to start focusing on integration synergies and on areas of improvement in operational performances, which is the main focus of the ongoing Integration Start-Up and Post-Closing Phase.

This phase would last until approximately June 2006 upon completion of the three-year Group integration master plan. During this period the main objectives are to kick off of the new organisation, the implementation of the new governance system and the official start-up of the integration activities and initiatives.

Completion of these tasks in this phase will lead UniCredit to the last phase of the Integration Process, Execution, which will be focused on the implementation of the Integration Plan in the forthcoming years, ensuring the future success of our Group. In the coming months, integration objectives will be achieved through a broad number of projects of local and global nature and with short-term and long-term perspectives.

Complex interdependence as between functions and business lines, and the need to co-ordinate and balance the trade-off between "ordinary" operating management and the integration projects, led to the evaluation of a new approach to the structure of the Integration Plan. The Pre-Closing approach, based on Co-operation Teams architecture, has been shifted to an approach based on the new Group's structure, the main Regional entities and on the integration project teams. **Divisional Project Offices** are now responsible for integration project management and monitoring of activities at Divisional level.

At the regional level project structures accountable for integration initiatives at local level have been set up. The **Regional Integration Offices** are now responsible for assisting the Regional Entities Spokesmen in steering, co-ordinating and monitoring integration implementation at regional level. They are also responsible for facilitating the co-ordination of Divisional/Group and Regional initiatives and ensuring alignment between Group and regional entities' initiatives.

A Corporate Performance Committee has been established at Group level, involving all Management Committee members, and Corporate Performance Committee reviews will be held monthly with the main objective of reviewing the overall implementation process and solving potential critical implementation issues. There will then be Regional Reviews dedicated to the review of the implementation progress at Regional level and to solving implementation issues at regional level. Moreover, monthly Divisional Reviews will be held with the Integration Office to focus on implementation progress at Divisional Level.

UniCredit expects that the integration plan described will lead to decisive EPS growth and high profitability in the coming years, laying the foundations of a strong pan-European player in the financial services industry.

The Organisational Structure

On commencing integration of the UniCredit and HVB Groups, a new organisational model and new regulations governing the Group and its parent company were drawn up in line with the increased size and operational complexity of the Group.

On 18 November 2005 UniCredit's Board of Directors approved an initial set of rules to be known as the Group Managerial Golden Rules (GMGR), in order to enable the Parent Company to carry out its mission: ensuring that, from the inception of the new Group, there would be unified management and control of all the main risks and that the ambitious goals which the Group has set itself to optimise cost structures could be pursued.

On the same date UniCredit's Board of Directors also approved an updated version of the UniCredit Regulations, in accordance with the new managerial system defined in the GMGR and the key processes between the Parent Company and the Group entities. The Regulations take account of the new structure of General Management, specify the membership and working procedures of corporate bodies and management committees, set out the guidelines governing relations between the various Group entities, and outline the responsibilities and duties allocated to the the Parent Company's departments.

UniCredit


RETAIL DIVISION
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION
CORPORATES/SMEs DIVISION
MULTINATIONALS/ INVESTMENT BANKING DIVISION
CENTRAL EASTERN EUROPE DIVISION
GLOBAL BANKING SERVICES DIVISION
COMMERCIAL REAL ESTATE FINANCING
OTHER COMPANIES

UniCredit General Management



CHAIRMAN
BOARD OF DIRECTORS
INTERNAL AUDIT
AUDIT MONITORING AND PROCESSES
AUDIT MODELS, INTEGR. & QUALITY CONTROL
UniCredit Audit
EXECUTIVE COMMITTEE
INTEGRATION OFFICE (1)
CEO
MANAGEMENT COMMITTEE
OTHER HOLDING COMMITTEES
PLANNING, STRAT. & RESEARCH
GROUP FINANCE
ACCOUNTING
PLANN., FINANCE & ADMINISTRATION (CFO) (1)
UniCredit Bank Ireland
GLOBAL BANKING SERVICES DIVISION (1)
UPA
UniCredit Assicura
UniCredit Broker
Uniriscossioni
UGC
URE
GROUP ORGANISATION
OPERATIONAL ORGANISATION
GROUP ICT
ICT INTEGRATION AND ARCHITECTURE
USI
GLOBAL SOURCING
I-Faber
INTERNATIONAL SERVICES
HR MANAGEMENT
Pension Fund
CREDIT OPERATIONS
RISK CONTROL & POLICIES
RISK MANAGEMENT (CRO)
CORPORATE IDENTITY
HR STRATEGY
LEGAL, COMPLIANCE AND CORPORATE AFFAIRS
RETAIL DIVISION (1)
PRIVATE BANKING & ASSET MANAGEMENT DIVISION (1)
CORPORATES/SMEs DIVISION (1)
MULTINATIONALS / INVESTMENT BANKING DIVISION (1)
CENTRAL EASTERN EUROPE DIVISION (1)
COMMERCIAL REAL ESTATE FINANCING DIVISION
RETAIL ENTITIES/ GLOBAL BUSINESS
PB & AM ENTITIES/ GLOBAL BUSINESS
CORP./SMEs ENTITIES/ GLOBAL BUSINESS
MULTIN.-INV. BANK. BUSINESS LINE / BANKS
GLOBAL SERVICE FACTORIES
CEE BANKS
COMMERCIAL REAL ESTATE FINANCING GLOBAL BUSINESS
REGIONAL ENTITIES
Major Regional geographies outside Italy (2)
RETAIL BUSINESS LINES
The Retail section of Regional Banks
PB BUSINESS LINES
The Private Banking section of Regional Banks
CORP./SMEs BUSINESS LINES
The Corporate/SMEs section of Regional Banks
GBS LINES
GBS section of Banks

1 Position covered by Group Deputy General Manager;
2 Germany, Austria

There follows a brief description of the principal responsibilities and functions of UniCredit's Divisions and Departments.

INTEGRATION OFFICE

The Integration Office supports the Managing Director/CEO in the direction, co-ordination and monitoring of the Integration Programme. Its purpose is to adopt strategies and define processes for implementing the integration principles drawn up within the Group, and to direct and monitor corporate and restructuring activities in line with those principles.

BUSINESS DIVISIONS

The central purpose of the Business Divisions is to maximise the creation of long-term value in their segments and markets by focusing principally on customer management, product development, marketing and distribution, with primary responsibility within the Group for proposing and implementing Group Strategy. Under its Divisional Head, each Business Division's support functions ensure the consistency of the Group's plans and business operations by co-ordinating and supporting the development of the regional businesses of the Group in Italy, Germany, Austria and Central Eastern Europe (CEE), and of the associated global businesses.
These Divisions are: Retail; Private Banking and Asset Management; Corporate/SMEs; Multinationals/ Investment Banking; Central Eastern Europe; and Commercial Real Estate Financing.

RETAIL DIVISION

This Division (*whose scope includes customers belonging to the mass-market, affluent and small* business segments) directs, supports and controls its business lines and entities, with the primary objective of pursuing a European retail strategy based on the provision of high-quality, reliable and transHolding services to meet customers' financial and investment needs, and transactional services with a favourable perceived price-quality trade-off. The strategy is equally based on a priority commitment to customer satisfaction, to be measured, promoted with the use of incentives and culturally encouraged at all levels of the Division, and on the development of global banks and companies specialising in particular products.

The Retail Division is responsible for the development of the retail segment in Italy, Germany and Austria. In all geographical areas, including CEE, it directs, supports and controls business development and promotes and manages banks and other subsidiaries specialising also in such services as consumer credit, mortgage lending and life insurance.

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

This Division directs, supports and controls its business lines and entities, with the principal objective of becoming a pan-European private bank. This is achieved by: offering high-value, locally-based advisory services consistent with the brand promise and banking to new or established high net-worth individuals, relying on a model that maintains links with the local customer base in the retail and corporate segments; and by concentrating the local presence in each national market and promoting the off-shore offer to sophisticated customers; by positioning itself as one of Europe's leading private banking groups; and by building a solid asset management business extending to both proprietary and other distribution channels, as well as to other institutional counterparties.

The Private Banking and Asset Management Division is responsible for the development of the private banking segment in Italy, Germany and Austria, for asset management as a global business in all geographical areas including CEE, and for supporting and monitoring business development at regional level.

CORPORATES/SMEs DIVISION

This Division directs, supports and controls its business lines and entities with the principal objective of becoming the European bank of choice for businesses in the Corporate and SME segment in its key markets in Germany, Austria and Italy. This is achieved by offering: value-added products of higher quality than those of the competition; services and products which provide the mid-cap segment with individual, made-to-measure solutions; widespread know-how in specialised products; decentralised management, bringing the bank closer to customer needs; development of its global businesses; and implementation of a customer-oriented credit process designed to ensure that finance is extended promptly and is of high quality, as well as guaranteeing overall credit quality.

The Corporates/SMEs Division is responsible for the development of its segment in Italy, Germany and Austria; directing, supporting and monitoring business development at regional level; and promoting and managing as global businesses its specialist banks and companies in such sectors as leasing in all geographical areas including CEE.

MULTINATIONALS/INVESTMENT BANKING DIVISION

The primary objective of this Division is the establishment of one of the leading and most profitable European investment banks specialising in derivatives and cash products, structured finance, equity capital markets, debt capital markets and corporate finance advisory services. This is achieved by exploiting the Group's strong position in key European markets, including CEE, and forging strong links with domestic markets in Italy, Germany, Austria and CEE countries; achieving the best cost/income ratio and return on capital of the sector; and establishing a long-term relationship with institutional and corporate clients (including client acquisition through the Retail, Private Banking and Corporate distribution networks).

The Multinationals/Investment Banking Division is responsible for the development of the Multinationals and Large Corporate segment in Italy, Germany and Austria, and for the development of investment banking as a global business, in CEE as well, by supporting and monitoring regional business development through the sharing of best practices and specific business skills.

CENTRAL EASTERN EUROPE (CEE) DIVISION

The primary objective of this Division is to maximise the creation of long-term value in Central Eastern Europe and, by consolidation of the Group's position as market leader in the relevant countries and the integration of banks, to become the leading banking franchise for retail/private and corporate customers (existing and potential) in Central Eastern Europe, focusing principally on customer management, product development, marketing and distribution.

The Central Eastern Europe Division is responsible for the development of banking activities in the CEE regions, directing, supporting and monitoring the development of the CEE Banks.

COMMERCIAL REAL ESTATE FINANCING DIVISION

The principal objective of the Commercial Real Estate Financing Division is to ensure the development of the property finance business in support of corporate investors, ensuring co-ordination of the global business in all geographical areas including CEE, in close liaison with the relevant departments of the Parent Company and other Group entities.

GLOBAL BANKING SERVICES (GBS) DIVISION

The primary objective of this Division, as preferred provider of banking services to Group entities (Group banks and companies), through its Global Service Factories, is to provide strategic support for the sustainable growth of Group businesses and to generate added value for the entities ensuring the maximum quality of the services offered – by meeting specific needs and local requirements – on the basis of indicators which are defined in collaboration with its clients and regularly monitored and reported with full transparency.

GBS is also responsible for optimising the Group's cost structures and internal processes, ensuring the greatest possible synergy and savings, as well as operational excellence, through the promotion of a culture of cost management, process remodelling and a constant striving for best practice.

GBS has further responsibility for minimising the costs of products and services common to the Group by managing procurement at a global level, as well as that of maximising the net financial contribution and long-term growth of international and correspondent banking activities by supplying efficient services to Group customers.

GBS Division directs, supports and controls the GBS lines of Group entities and co-ordinates its Global Service Factories, viz.: back office, credit collection and recovery (including the Government debt collection agency), ICT services, procurement and purchasing, insurance brokerage (P&C), property management, and securities custody and settlement.

INTERNAL AUDIT

Internal Audit contributes to the safeguarding of the Group's assets and stability, and provides a 'reasonable guarantee' that the organisation can pursue its objectives in an efficient manner. This mission is fulfilled through evaluation of the proper functioning of the Group's entire system of internal controls; checking that Group entities are following Parent Company guidelines; monitoring the correctness of operations and due compliance with laws and regulations; assessing the effectiveness and efficiency of operational processes; enabling each Division to have a clear picture of its risk exposure and assessment; and supporting Group entities in the implementation of audit guidelines.

PLANNING, FINANCE AND ADMINISTRATION

The primary objective of this Department, headed by the Chief Financial Officer (CFO), is to maximise the return on capital employed and increase profitability over time. It is responsible for the co-ordination of planning and monitoring processes and of capital allocation at Group level, as well as research. The Department also ensures balanced asset and liability management, and comprises the Group Treasury, which provides centralised management of financing sources and co-ordinated access to capital markets for all Group banks.

This department is also responsible for the Group's consolidated and Parent Company accounts, conformity with accounting policies and principles, reporting to regulators, Group tax strategy, Parent Company taxation and compliance in respect of Group equity investments, as well as Investor Relations, Mergers and Acquisitions, and business development.

RISK MANAGEMENT

This department is headed by the Chief Risk Officer (CRO), and is responsible for the optimisation of the Group's asset quality and the minimisation of risk through strategic management and the definition of risk management policies and criteria for the evaluation, management and monitoring of risks.

The Department is responsible for ensuring the consistency of risk management systems at Group level and within individual Group entities, managing the relevant credit activities of the Parent Company, monitoring the trends of individual types of risk for the Parent Company and Group entities, market risk management, operational risk management and the consolidation of aggregate exposures.

LEGAL, COMPLIANCE AND CORPORATE AFFAIRS

This department is responsible for ensuring the correctness of legal and corporate affairs, overseeing the development of rules and regulations and ensuring consistent interpretation at Group level, as well as ensuring Group-wide compliance independently of the business areas.

This department specifically identifies the optimal legal strategy for the Group's acquisition and reorganisation projects, furnishes opinions, draws up intra-Group service contracts and provides general legal advice.

CORPORATE IDENTITY

This department is responsible for the promotion and development of a unified and strongly shared Group identity through development of the Group's communication strategy, brand management and activities associated with corporate social responsibility. The department is therefore responsible for internal and external communication, external and institutional relations, management of media relations, compilation of the Citizenship Report, co-ordination of local committees and relations with the Unidea Foundation.

HUMAN RESOURCES

The HR Department is responsible for attracting, retaining and developing high-quality personnel, supporting the strategic plans and consistent organisational development of the Group, ensuring managerial continuity within the Group, optimising human capital through the definition of 'Leadership Development Plans' and implementation of 'Group Operating Values', and for defining and implementing 'Performance Management Plans', 'Training Systems' and 'Compensation Systems'. It also draws up guidelines for Group industrial relations and manages industrial relations in Italy and matters of employment law, as well as social security issues, including the functional co-ordination of the Group's pension fund.

GROUP ORGANISATION

This Department is part of the GBS Division and is responsible for ensuring that the Group's organisational and operational models are consistent with business strategies and furthering improvement of the quality of the services delivered by GBS, either directly or through its Global Service Factories.
It fulfils this mission by designing organisational structures, defining key/inter-area processes (including credit processes), monitoring the quality of the services delivered to internal customers by departments of the Parent Company, Group entities and Service Factories, drawing up cost management policies, sizing the workforce, managing GBS and interdivisional reorganisation and integration projects, ensuring operational compliance, and defining personal safety rules and information.

GROUP INFORMATION AND COMMUNICATION TECHNOLOGY (ICT)

This department is headed by the Chief Information Officer (CIO) and operates within the GBS Division. It comprises the control centre of and functional synthesis for the direction and co-ordination of the Group's Information & Communication Technology (ICT).
ICT is specifically responsible for ensuring the consistency of upgrade strategies for technological and computing systems, providing unified management of the Group's IT plans and associated cost and investment budgets, maximising cost synergy in the IT sector, issuing Group standards and facilitating the integration of hardware and software solutions.
In addition, the Department provides functional supervision and co-ordination of the ICT Companies of the Group (first and foremost USI), and also represents the single ICT reference point for Group entities that do not use the services of USI.

OPERATING STRUCTURE

The business combination between UniCredit and HVB created one of the foremost banks of the euro area. At the end of 2005 the new Group's total assets were €787 billion and total revenue for 2005 was €20.8 billion on the basis of the pro-forma Profit and Loss Account illustrated hereinafter.

In geographical terms the combination of the two groups has a double advantage:

- A deeply rooted presence in one of the richest regions of Europe, which includes Northern Italy, Bavaria and Austria and where the new Group is market leader with UniCredit, HVB and Bank Austria Credit Anstalt respectively. This region has per capita income 17% higher than the average for the 15 pre-enlargement EU countries; many of Europe's most important industries have their headquarters there; and it is an ideal market for a pan-Eurpean bank, not only on account of the significance of internal trade, but also in terms of its position at the centre of the North-South and East-West connections within Europe as a whole.
- A strong presence in Central Eastern Europe – a rapidly growing area where the Group has double the number of bank branches of its nearest competitor. The new Group is market leader in Poland, Bulgaria and Croatia and in the top three or top five in Bosnia Herzegovina, Turkey, the Slovak Republic, Serbia, Romania and the Czech Republic. We also have a significant presence in the Russian Federation, Ukraine, Hungary, Slovenia and the Baltic countries, Lithuania, Latvia and Estonia. The economies of these countries – many of which have good chances of entry into the EU – are forecast to grow by between 5 and 7% over the next three years, and the prospects for growth in banking products are much greater, given the still limited penetration of these products compared to that seen in more advanced countries.

The geographical complementarity of the two groups is evident from the table below.

BRANCH NETWORK

	AS AT 31.12.2005			
	UNICREDIT EXCL. HVB	HVB GROUP	UNICREDIT TOTAL	PERCENT. OF TOTAL
Italy	3,026	1	3,027	42.1%
Poland	778	503	1,281	17.8%
Germany	2	684	686	9.5%
Turkey	590	-	590	8.2%
Austria	-	401	401	5.6%
Bulgaria	105	228	333	4.6%
Croatia	127	115	242	3.4%
Romania	49	87	136	1.9%
Slovak Republic	66	39	105	1.5%
Bosnia and Herzegovina	63	38	101	1.4%
Czech Republic	42	50	92	1.3%
Hungary	-	55	55	0.8%
Serbia and Montenegro	-	43	43	0.6%
Slovenia	-	15	15	0.2%
Other countries	32	45	77	1.1%
Total	**4,880**	**2,304**	**7,184**	**100.0%**

These figures include all of Koç Group and Yapi Group branches, although they are consolidated proportionally.

In terms of business areas, the new Group combines UniCredit's long-standing strength in retail and small-business banking, as well as risk management for corporates provided by UBM, with that of HVB in local markets, especially Austria; in the capital markets and in corporate banking. UniCredit also has a strong asset management capabiity, thanks to Pioneer Investment Management, while HVB possesses great experience in structured finance, which is a fast-growing sector.

The distinctive characteristics of the two Groups reflect a clear difference in terms of size. HVB has markedly higher total assets, thanks to greater lending volume and capital markets involvement, while UniCredit has higher total revenue, mainly due to higher business volume in its mentioned areas of strength. These sectors have a higher labour content, which explains UniCredit's larger workforce.

BUSINESS INDICATORS AND PRODUCTIVITY

	31.12.2005			
	UNICREDIT EXCL. HVB	HVB GROUP	CONSOLIDATION ADJUSTMENTS	UNICREDIT TOTAL
Total assets (€ million)	304,517	493,523	-11,040	787,000
Total revenues (€ million)	11,024	9,697	70	20,791
Number of employees [1]	71,470	61,447		132,917
Added value per employee (€ '000)	*122*	*111*		*117*
Staff expense per employee (€ '000)	*52*	*61*		*56*

1. "Full time equivalent". Employees of KFS and Yapi ve Kredi Groups are included pro rata to our interest.

Productivity and *per capita* cost complete the personnel picture. Value added, i.e. total revenue less administrative expense other than staff costs, is the best measure of banking productivity, though partly influenced by different pricing policy and the yield on free capital. In 2005 added value per employee was €117 thousand for the whole Group (the result of UniCredit's €122 thousand and HVB's €111 thousand). UniCredit also has a lower *per capita* payroll cost per employee (€52 thousand as against HVB's €61 thousand and the Group's €56 thousand).

The ratio of employees to branch numbers (UniCredit 14.6 as against HVB's 26.7) reflects the two Groups' different businesses: UniCredit is more oriented to retail banking and HVB to corporate banking.

The business combination of UniCredit and HVB has therefore created a Group which is more balanced and diversified (in both regional and business terms); earnings prospects have also improved, since their growth will be less subject to fluctuations in the performance any one business.

(€ million)

CONSOLIDATED BALANCE SHEET

	AMOUNTS AS AT 31.12.2005			
	UNICREDIT EXCL. HVB	HVB GROUP	CONSOLIDATION ADJUSTMENTS [1]	CONSOLIDATED GROUP TOTAL
Assets				
Cash and cash balances	2,406	1,053	-	3,459
Financial assets held for trading	69,067	103,739	- 519	172,287
Loans and receivables with banks	16,868	63,276	- 4,045	76,099
Loans and receivables with customers	160,487	262,300	+ 3,766	426,553
Financial investments	38,850	45,638	- 18,692	65,796
Hedging instruments	2,023	2,899	- 3	4,919
Property, plant and equipment	4,226	3,257	+ 490	7,973
Goodwill	2,571	2,054	+ 4,577	9,202
Other intangible assets	375	721	+ 1,537	2,633
Tax assets	1,912	2,891	+ 1,789	6,592
Other assets	5,732	5,695	+ 60	11,487
Total assets	**304,517**	**493,523**	**- 11,040**	**787,000**
Liabilities and shareholders' equity				
Deposits from banks	31,910	113,739	- 3,967	141,682
Deposits from customers and debt certificates	178,142	280,886	+ 3,220	462,248
Financial liabilities held for trading	42,887	64,497	- 290	107,094
Financial liabilities designated at fair value	-	1,129	-	1,129
Hedging instruments	1,574	2,924	-	4,498
Provisions for risks and charges	1,327	4,082	+ 1,198	6,607
Tax liabilities	1,818	1,891	+ 2,216	5,925
Other liabilities	10,686	7,991	+ 34	18,711
Minorities	1,302	3,219	- 618	3,903
Shareholders' equity:	34,871	13,165	- 12,833	35,203
- Capital and Reserves	*31,021*	*12,435*	*- 12,350*	*31,106*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,395*	*730*	*- 498*	*1,627*
- Net profit	*2,455*	*-*	*+ 15*	*2,470*
Total liabilities and shareholders' equity	**304,517**	**493,523**	**- 11,040**	**787,000**

1. This column also includes the adjustments associated with "Purchase Price Allocation", i.e. the effects of fair-value valuation of assets and liabilities arising from the business combination with HVB Group.

The new Group's total assets were €787 billion at end-2005, of which about 63% are attributable to the HVB Group. Customer loans amounted to €426.6 billion and were almost 55% of total assets. They are well diversified in terms of geographical distribution, thanks to the complementary nature of the two Groups: loans outstanding by macroregion, according to the location of the lending branch, were 32-33% of the total in both Italy and Germany; Austria and CEE accounted for about 26% of total loans (Austria on its own, about 15%). Most of the remaining 9% of Group lending was located in Luxembourg, the UK and the US.

Financial investments were €65.8 billion, of which financial assets at fair value were €22.6 billion, available-for-sale financial assets €27.9 billion and held-to-maturity investments €11.9 billion, as well as equity investments worth €3.4 billion.

Held-for-trading financial assets and loans and receivables with banks amounted to €248.4 billion, in line with the total for the corresponding liabilities; they are concentrated in HVB's Corporates and Markets Division and in UBM.

Deposits from customers and securities in issue were €462.2 billion or 59% of total liabilities: customer deposits were €268.3 billion and securities in issue €193.9 billion. Customer deposits included current accounts and demand deposits amounting to €137.1 billion and time deposits of €57.1 billion. Bonds were 75% of securities in issue.

SHAREHOLDERS' EQUITY AND GOODWILL

As at 31 December 2005 the Group's shareholders' equity was €35,203 million, an increase of more than €20 billion over the amount at the beginning of 2005, which already included the effects of IAS 39. The increase is mainly attributable to the capital increases relating to the public share exchange offer for HVB and BA-CA shares described above.

(€ million)

SHAREHOLDERS' EQUITY	AMOUNTS AS AT	
	31.12.2005	01.01.2005
Capital	5,195	3,168
Share premium reserve	16,816	2,309
Reserves	9,177	5,752
Revaluation reserves	1,904	1,433
Treasury shares	-359	-358
Net profit for the year attributable to the Group	2,470	2,069
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE GROUP	**35,203**	**14,373**

The mentioned acquisitions were recognised, as required by IFRS 3, on the date of effective acquisition of control of HVB and BA-CA. As illustrated in detail in the Notes to the Accounts, current allocation of the acquisition price is to be considered as provisional. Its finalization will occur within a year from acquisition, as allowed by IFRS. UniCredit shares issued for the purposes of these transactions were therefore measured at the price of €4.62, giving an acquisition cost of €18.64 billion.

Measurement at fair value of the assets and liabilities acquired gave a gain of €4.7 billion over the carrying value of financial instruments (€3,9 billion in loans and receivables and €0.8 billion in investments) and of €0.5 billion in property, under assets, against an increase of €3.9 billion in financial instruments and €1.2 billion in provisions (mainly due to alignment of the discount rate used for pension obligations with market rates) under liabilities. Intangible assets include the brand and customer relationships and were recognised in the amount of €1.5 billion. Fair value measurement then entailed recognition of deferred tax assets and liabilities, giving a net negative balance of €0.5 billion. Based on these items the value of the net assets acquired was €12 billion, giving goodwill of €6.6 billion, including goodwill already in HVB's accounts (€2.1 billion).

CAPITAL RATIOS

As required by the regulators, the UniCredit Group monitors its Tier 1 Ratio and Total Capital Ratio, while for management purposes the most important indicator is our Core Tier 1 Ratio. Following the acquisition of HVB all our capital ratios are lower than in previous years, but our Tier 1 Ratio and Total Capital Ratio are still well above regulatory requirements and our Core Tier 1 Ratio is higher than the ratio we indicated when presenting the business combination, viz. 5.53% as against 5.3%. Our Core Tier 1 ratio target for 2006 is still 6% thanks to profits growth and increased capital management. Our long-term target is still 6.8%, in line with the main international banking groups rated AA- by S&P.

(€ million)

CAPITAL RATIOS	AMOUNTS AS AT	
	31.12.2005	31.12.2004
Capital for regulatory purposes	42,560	17,405
Tier 1 Capital	28,847	11,876
Core Tier 1 Capital	23,127	11,006
Credit-risk weighted assets	392,763	137,959
Total risk-weighted assets	418,492	149,498
Total Capital Ratio[1]	**10.34%**	**11.64%**
Tier 1 ratio	**6.89%**	**7.94%**
Core Tier 1 Ratio	**5.53%**	**7.36%**

1. As at 31 December 2005 Total Capital Ratio included Tier 3 Capital in the amount of €697 million.

PRO-FORMA PROFIT AND LOSS ACCOUNT

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT - 2005 PRO-FORMA FIGURES

	FULL YEAR 2005			
	UNICREDIT EXCL. HVB	HVB GROUP	CONSOLIDATION ADJUSTMENTS [1]	UNICREDIT PRO-FORMA TOTAL
Net interest	5,394	5,575	70	11,039
Dividends and other income from equity investments	251	670	-	921
Net interest income	**5,645**	**6,245**	**70**	**11,960**
Net commission	4,373	3,198	-	7,571
Net trading, hedging and fair value income	842	576	-	1,418
Net other expense/income	164	-322	-	-158
Net non-interest income	**5,379**	**3,452**	**-**	**8,831**
TOTAL REVENUES	**11,024**	**9,697**	**70**	**20,791**
Payroll costs	-3,720	-3,731	-	-7,451
Other administrative expense	-2,092	-2,187	-	-4,279
Recovery of expense	235	-	-	235
Writedowns of intangible and tangible fixed assets	-468	-690	-73	-1,231
Operating expenses	**-6,045**	**-6,608**	**-73**	**-12,726**
OPERATING PROFIT	**4,979**	**3,089**	**-3**	**8,065**
Provision for risks and charges	-154	-98	-	-252
Restructuring costs	-177	-546	143	-580
Net writedowns of loans and provisions for guarantees and commitments	-910	-1,482	147	-2,245
Net income from investments	330	336	-51	615
PROFIT BEFORE TAX	**4,068**	**1,299**	**236**	**5,603**
Income tax for the year	-1,396	-262	-61	-1,719
NET PROFIT	**2,672**	**1,037**	**175**	**3,884**
Minorities	-217	-395	111	-501
NET PROFIT ATTRIBUTABLE TO THE GROUP	**2,455**	**642**	**286**	**3,383**
NET PROFIT ATTRIBUTABLE TO THE GROUP (NORMALISED) [2]	***2,573***	***1,162***	***73***	***3,808***

1. This column includes the effects of "Purchase Price Allocation".
2. Excludes restructuring costs arising from the business combination with HVB, after tax and minorities.

This 2005 pro-forma profit and loss account for the new Group was prepared under IFRS as if the business combination had occurred on 1 January 2005 and was compiled by adding the UniCredit profit and loss account, net of HVB's attributed profit already recognised in the year results, to that of the HVB Group for the whole year, but making due adjustments for the following:

- the full-year effects on profit and loss of Purchase Price Allocation ("PPA", i.e. the process of rerecognition carried out on first consolidation of HVB's assets and liabilities);
- the further 17.45% interest in BA-CA held directly by UniCredit and HVB minorities (6.07%). The cost of financing the interest in BA-CA acquired for cash (0.04% of capital) is negligible.

Pro-forma net profit attributable to the Group was €3,383 million, of which UniCredit contributed €2,455 million and HVB €642 million, as well as adjustments of €286 million. Normalised net profit - net of restructuring costs already recognised in 2005 in the amount of €580 million (€425 million after tax and minorities) was €3,808 million. UniCredit contributed €2,573 million to this result, HVB €1,162 million and adjustments €73 million.

The new Group's operating profit was €8,065 million, of which UniCredit contributed about 62%. The new Group's cost-income ratio is 61.2%, which is the result of combining UniCredit's 54.8% with HVB's 68.1%. PPA had practically no effect on operating profit thanks to offsetting of increased depreciation due to higher property and intengible asset carrying values by higher net interest income. The latter, given fair value measurement of interest-bearing assets which was higher by €282 million than that of interest-paying liabilities, is attributable to the relatively shorter average life of the liabilities.

The new Group's total revenue was €20,791 million. Net interest income, including dividends and profits of subsidiaries and associates accounted for at net equity, was about 57,5% of total revenue (51.2% in UniCredit and 64.4% in HVB).

The new Group's operating costs were €12,726 million and payroll costs accounted for 58.5% of total costs.

Below operating profit there are provisions for risks and charges of €252 million and restructuring costs of €580 million.
These costs are part of the amount of €1,350 million included in the Business Combination Agreement and could be recognised in 2005. They do not include costs relating to the merger of the Polish banks. Personnel costs were almost €490 million and are the largest component of the total; of this amount €153 million are attributable to UniCredit and €336 million to HVB. Part of the costs sustained by HVB (€143 million mainly attributable to extraordinary software depreciation) were already included in the measurement of assets on first consolidation and therefore adjusted in the pro-forma profit and loss account.

Net writedowns of loans and receivables were €2,245 million, equal to 0.53% of total loans and receivables with customers as at 31 December 2005. HVB values were written down by €147 million in respect of measurement of assets already included in the first consolidated balance sheet.

Net gains from investments amounted to €615 million and include a capital gain of €200 million realised by UniCredit on disposing of its shares in the "Serenissima" Autostrada and by HVB on disposing of part of its interest in Munich RE. The €214 million capital gain recognised by HVB on the latter, was adjusted as to €51 million in light of the greater carrying value of the interest in Munich RE in the opening balance sheet.

Profit before tax was €5,603 million. Tax on this profit was €1,719 million at a tax rate of 30.7%, the result of the combination of UniCredit's 34.3% and HVB's 20.2%, which benefits from the recovery of previous tax losses for which no deferred tax assets had been allocated.

Net profit for the year was thus €3,884 million. Minorities amounted to €501 million and include the greater profit attributable to the Group of €170 million on UniCredit's direct interest in BA-CA and minorities of €40 million in HVB.

Pro-forma net profit attributable to the Group was €3,383 million, and normalised net profit (neutralising the effect of restructuring costs) was €3,808 million. Earnings per share and ROE for each amount are given below.

2005	EPS	ROE
Pro-forma net profit for the year	€ 0.33	10.3%
Normalised pro-forma net profit	*€ 0.37*	*11.5%*

(€ million)

NORMALISED PROFIT BY COUNTRY (2005 PRO-FORMA FIGURES)	2005 PRO-FORMA FIGURES	
	UNICREDIT CONSOLIDATED	PERCENTAGE OVER TOTAL
Italy	1,819	47.8%
Germany	-34	-0.9%
Austria	500	13.1%
Poland	365	9.6%
Croatia	152	4.0%
Bosnia Erzegovina	15	0.4%
Czech Republic	64	1.7%
Slovak Republic	35	0.9%
Bulgaria	56	1.5%
Turkey	62	1.6%
Other countries	650	17.1%
Consolidation adjustments	124	3.3%
Total	**3,808**	**100%**

World Economy

MACROECONOMIC SITUATION AND FINANCIAL MARKETS

In 2005, the global economic cycle maintained its solid growth rate, once again due to strong performances by the US and China, together with the continued growth of the Japanese economy. At the end of 2005, the US economy reported average annual growth of 3.4%, in spite of a mixed but overall relatively solid economic climate. In the euro area, the situation was more uncertain. The first half was characterised by sub-potential performance and the second half saw a marked improvement in GDP growth, on the back of a weakening euro and buoyant international expansion. Economic growth in Italy followed a similar path, albeit with much more disappointing results than those of the euro area, with a technical recession in the first quarter and a slight recovery in the second and third, which overall produced an average annual GDP growth rate of close to zero (about 1.5% in the euro area). In general, 2005 confirmed all the structural problems faced by the Italian economy on the supply side, hence the steady loss in export market share. On the demand side a small growth in private consumption and a modest inventory build-up prevented GDP from descending into negative territory, offsetting lower investments and the decidedly negative contribution from foreign trade. The economic growth in New Europe, although compared with 2004 the pace of growth seemed to ease to a certain extent, in line with the slowdown of the global economy - showed signs of gathering speed in the second half, tending to stay well above that of the euro area.

In 2005, to prevent any further inflationary pressure in the US, the Federal Reserve resumed its policy of 'measured' increases of 0.25% introduced in June 2004, taking Fed Fund rates to 4.25% at the year-end. As regards European monetary policy, in December the ECB raised interest rates by 0.25% to 2.25% after two and a half years at historic lows, thereby seeking to slow down inflation in view of the growing threat to price stability posed by moderate economic recovery.

In terms of exchange rates, 2005 saw a healthy rise in the dollar against nearly all the major currencies. In particular, the euro closed 2005 at around $1.20, with a net fall for the year of around 13%. The recovery of the US currency was largely aided by the Fed increasing interest rates eight times in 2005, as well as by strong demand for US securities among foreign investors.

Throughout 2005, international stock markets consolidated the already considerable gains generated in 2004, with leading international indices embarking on a trend of vigorous growth (with the exception of the US). This trend was boosted by strong company results, which despite the sharp increase in the price of oil and raw materials, signalled healthy profits. In addition, profits growth stimulated a wave of M&A activity, aimed at creating the synergy needed to increase growth and profitability. Among the leading indices, the best performance was that of the Nikkei, which benefited from signs of economic recovery in Japan, particularly in the second half of the year. Also in evidence was the positive trend witnessed among the European indices (with Austria in the lead) and the S&P/MIB, which closed the year with a gain of over 15%.

THE ITALIAN BANKING SECTOR

Despite an economic climate which remains uncertain, lending grew more quickly in 2005, more so in Italy than in the rest of the euro area, both due to the sustained demand for corporate credit - in part due to merger and restructuring transactions – as well as further expansion of households' indebtedness. Demand was also boosted by low interest rates, given the accommodating pricing policies in the banking sector, which enjoyed solid growth, also in deposits.

Customer lending by Italian banks on average grew by 8.3% in 2005, compared with 5.2% in 2004, and 8.8% at the end of December (up by 5.5% at the end of 2004). This increase was again due to the medium/long term component, up 14.4% on average for 2005 (as against 12.4% in 2004), buoyed both by personal residential mortgages and corporate borrowing, while the short-term component was largely maintained at 2004 average. However, while growth of medium/long-term loans gradually slowed during the year (the rate was 13.1% at the end of 2005), short-term loans were up after almost a two-year downswing (up by 2.2% at the end of December).

Lending rates were down again on 2004. The average rate on short-term loans continued to fall in 2005, albeit with essentially stable market rates, increasing slightly at the year-end following the 0.25 percentage point rise introduced by the ECB: the average decrease for the year was 0.19 percentage points (from an average of 5.51% in 2004 to 5.32% in 2005) compared with 1-month Euribor which rose by 6 basis points over the same period.

Non-performing loans showed signs of gradual improvement, while the trend remained upwards although increasingly contained until November (up by 0.6% over November 2004), when the bad-debt ratio (the ratio of gross non-performing loans to total loans) fell slightly to 4.7% from 5.0% at the end of 2004. In December gross non-performing loans decreased by approximately €9.5 billion, also as a result of securitisation transactions.

In terms of liabilities, direct deposits (current accounts and savings deposits, certificates of deposits and bonds) grew considerably, for the most part in line with 2004: average annual growth was in fact around 8.2% in 2005, compared with 7.9% in 2004. Bonds and current account deposits were again the fastest growing components of deposits: bonds gathered considerable pace in the first part of 2005, only to fall back slightly in the second half (up by 11.3% on average for 2005, as in 2004), while current accounts maintained high although more stable rates of growth during the year (up by 7.6% on 2004, in both 2004 and 2005). Investors remained relatively cautious in 2005, despite the growing interest in assets under management, due in part to the strong recovery of the financial markets.

Unlike the lending rate, the average deposit rate rose moderately during the year, with a marginal increase in annual average terms (from an average of 0.87% in 2004 to 0.90% in 2005).

The spread between short-term lending rates and deposit rates narrowed for the fourth consecutive year (by 22 basis points), falling from 4.64% to 4.42% on average for the year.

Finally, in terms of indirect deposits, assets under administration enjoyed increased growth, benefiting both from the high demand for securities and from stock exchange performance, while even the assets under management market recorded significant growth rates and strong inflows. Mutual investment funds experienced an 8.8% increase year-on-year at the end of 2005 (Source: Assogestioni statistics), mainly due to positive market performance (up by 7.2%), but also due in part to net assets shifting back into positive territory to €8.4 billion. In terms of overall portfolio structure in 2005, there was a tendency to reallocate assets to equity funds (whose share of the total rose to 24.2% from 22.6% in 2004) and flexible funds, including hedge funds (7% from 5.2% in 2004), largely at the expense of monetary funds (down to 15.1% from 18% in December 2004) and bond funds (45.8% down from 46.5% in 2004).

Reclassified Accounts

(€ million)

CONSOLIDATED BALANCE SHEET

	AS AT			CHANGE EXCLUDING HVB	
	31.12.2005	31.12.2005 EXCL. HVB	01.01.2005	AMOUNT	PERCENT.
Assets					
Cash and cash balances	3,459	2,406	2,084	+ 322	+ 15.5%
Financial assets held for trading	172,287	69,067	70,039	- 972	- 1.4%
Loans and receivables with banks	76,099	16,868	14,996	+ 1,872	+ 12.5%
Loans and receivables with customers	426,553	160,487	139,723	+ 20,764	+ 14.9%
Financial investments	65,796	38,850	19,196	+ 19,654	+ 102.4%
Hedging instruments	4,919	2,023	1,620	+ 403	+ 24.9%
Property, plant and equipment	7,973	4,226	3,730	+ 496	+ 13.3%
Goodwill	9,202	2,571	1,950	+ 621	+ 31.8%
Other intangible assets	2,633	375	328	+ 47	+ 14.3%
Tax assets	6,592	1,912	1,620	+ 292	+ 18.0%
Other assets	11,487	5,732	5,623	+ 109	+ 1.9%
Total assets	**787,000**	**304,517**	**260,909**	**+ 43,608**	**+ 16.7%**
Liabilities and shareholders' equity					
Deposits from banks	141,682	31,910	22,935	+ 8,975	+ 39.1%
Deposits from customers and debt certificates	462,248	178,142	155,079	+ 23,063	+ 14.9%
Financial liabilities held for trading	107,094	42,887	54,204	- 11,317	- 20.9%
Financial liabilities designated at fair value	1,129	-	-	-	-
Hedging instruments	4,498	1,574	1,371	+ 203	+ 14.8%
Provisions for risks and charges	6,607	1,327	1,151	+ 176	+ 15.3%
Tax liabilities	5,925	1,818	1,556	+ 262	+ 16.8%
Other liabilities	18,711	10,686	9,059	+ 1,627	+ 18.0%
Minorities	3,903	1,302	1,181	+ 121	+ 10.2%
Shareholders' equity:	35,203	34,871	14,373	+ 20,498	+ 142.6%
- Capital and reserves	*31,106*	*31,021*	*11,148*	*+ 19,873*	*+ 178.3%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,627*	*1,395*	*1,156*	*+ 239*	*+ 20.7%*
- Net profit	*2,470*	*2,455*	*2,069*	*+ 386*	*+ 18.7%*
Total liabilities and shareholders' equity	**787,000**	**304,517**	**260,909**	**+ 43,608**	**+ 16.7%**

Note: Some data have been reclassified in respect of previous reporting in accordance with Banca d'Italia's instructions as per Circular #262 dated 22 December 2005.

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	YEAR		CHANGE	
	2005	2004 [1]	AMOUNT	PERCENT.
Net interest	5,394	4,879	+ 515	+ 10.6%
Dividends and other income from equity investments	251	277	- 26	- 9.4%
Net interest income	**5,645**	**5,156**	**+ 489**	**+ 9.5%**
Net commission	4,373	3,905	+ 468	+ 12.0%
Net trading, hedging and fair value income	842	978	- 136	- 13.9%
Net other expenses/income	164	164	-	
Net non-interest income	**5,379**	**5,047**	**+ 332**	**+ 6.6%**
TOTAL REVENUES	**11,024**	**10,203**	**+ 821**	**+ 8.0%**
Payroll costs	-3,720	-3,473	- 247	+ 7.1%
Other administrative expenses	-2,092	-1,992	- 100	+ 5.0%
Recovery of expenses	235	230	+ 5	+ 2.2%
Writedowns of intangible and tangible fixed assets	-468	-466	- 2	+ 0.4%
Operating expenses	**-6,045**	**-5,701**	**- 344**	**+ 6.0%**
OPERATING PROFIT	**4,979**	**4,502**	**+ 477**	**+ 10.6%**
Provision for risks and charges	-154	-265	+ 111	- 41.9%
Restructuring costs	-177	-238	+ 61	- 25.6%
Net writedowns of loans and provisions for guarantees and commitments	-910	-888	- 22	+ 2.5%
Net income from investments	330	127	+ 203	+ 159.8%
PROFIT BEFORE TAX	**4,068**	**3,238**	**+ 830**	**+ 25.6%**
Income tax for the year	-1,396	-999	- 397	+ 39.7%
HVB Group net profit after acquisition	59	-	+ 59	-
NET PROFIT	**2,731**	**2,239**	**+ 492**	**+ 22.0%**
Minorities	-261	-170	- 91	+ 53.5%
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO THE GROUP	**2,470**	**2,069**	**+ 401**	**+ 19.4%**

1. 2004 figures do not take account of the effects of application of IAS 32 and 39.

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT RESTATED	YEAR		CHANGE	
	2005	2004	AMOUNT	PERCENT.
PROFIT BEFORE TAX	**4,245**	**3,238**	**+ 1,007**	**+ 31.1%**
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO THE GROUP	**2,573**	**2,069**	**+ 504**	**+ 24.4%**

Note: The figures in the table were restated to exclude restructuring costs (€177 million before tax and €118 million after tax) - which UniCredit would not have borne had the transaction not taken place - as well as the net contribution of HVB and BA-CA to profit for the year (€15 million).

Quarterly Figures

(€ million)

CONSOLIDATED BALANCE SHEET

	AS AT					
	31.12.2005	31.12.2005 EXCL. HVB	30.09.2005	30.06.2005	31.03.2005	01.01.2005
Assets						
Cash and cash balances	3,459	2,406	1,931	1,947	1,916	2,084
Financial assets held for trading	172,287	69,067	70,287	71,401	71,180	70,039
Loans and receivables with banks	76,099	16,868	17,970	13,578	16,641	14,996
Loans and receivables with customers	426,553	160,487	152,324	149,659	142,701	139,723
Financial investments	65,796	38,850	22,037	21,989	23,438	19,196
Hedging instruments	4,919	2,023	2,138	2,218	1,811	1,620
Property, plant and equipment	7,973	4,226	3,871	4,025	4,728	3,730
Goodwill	9,202	2,571	2,126	2,060	1,985	1,950
Other intangible assets	2,633	375	332	326	320	328
Tax assets	6,592	1,912	1,648	1,627	1,513	1,620
Other assets	11,487	5,732	5,398	5,340	6,128	5,623
Total assets	**787,000**	**304,517**	**280,062**	**274,170**	**272,361**	**260,909**
Liabilities and shareholders' equity						
Deposits from banks	141,682	31,910	30,867	28,483	28,216	22,935
Deposits from customers and debt certificates	462,248	178,142	170,045	167,898	161,210	155,079
Financial liabilities held for trading	107,094	42,887	47,263	46,301	50,922	54,204
Financial liabilities designated at fair value	1,129	-	-	-	-	-
Hedging instruments	4,498	1,574	1,832	2,023	1,563	1,371
Provisions for risks and charges	6,607	1,327	1,214	1,175	1,201	1,151
Tax liabilities	5,925	1,818	1,798	1,500	1,795	1,556
Other liabilities	18,711	10,686	10,094	10,719	11,092	9,059
Minorities	3,903	1,302	1,242	1,171	1,220	1,181
Shareholders' equity:	35,203	34,871	15,707	14,900	15,142	14,373
- Capital and reserves	*31,106*	*31,021*	*12,228*	*12,191*	*13,256*	*11,148*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,627*	*1,395*	*1,361*	*1,267*	*1,109*	*1,156*
- Net profit	*2,470*	*2,455*	*2,118*	*1,442*	*777*	*2,069*
Total liabilities and shareholders' equity	**787,000**	**304,517**	**280,062**	**274,170**	**272,361**	**260,909**

Note: Some data have been reclassified in respect of previous reporting in accordance with Banca d'Italia's instructions as per Circular #262 dated 22 December 2005.

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2005				2004
	Q 4	Q3	Q2	Q1	Q4
Net interest	1,433	1,375	1,293	1,293	1,264
Dividends and other income from equity investments	71	22	143	15	103
Net interest income	**1,504**	**1,397**	**1,436**	**1,308**	**1,367**
Net commission	1,163	1,113	1,071	1,026	1,023
Net trading, hedging and fair value income	96	227	217	302	162
Net other expenses/income	31	51	49	33	29
Net non-interest income	**1,290**	**1,391**	**1,337**	**1,361**	**1,214**
TOTAL REVENUES	**2,794**	**2,788**	**2,773**	**2,669**	**2,581**
Payroll costs	-995	-916	-903	-906	-862
Other administrative expenses	-551	-528	-517	-496	-527
Recovery of expenses	60	60	61	54	71
Writedowns of intangible and tangible fixed assets	-138	-113	-111	-106	-126
Operating expenses	**-1,624**	**-1,497**	**-1,470**	**-1,454**	**-1,444**
OPERATING PROFIT	**1,170**	**1,291**	**1,303**	**1,215**	**1,137**
Provision for risks and charges	-52	-26	-34	-42	-202
Restructuring costs	-177	-	-	-	-238
Net writedowns of loans and provisions for guarantees and commitments	-314	-169	-237	-190	-228
Net income from investments	73	27	25	205	99
PROFIT BEFORE TAX	**700**	**1,123**	**1,057**	**1,188**	**568**
Income tax for the year	-306	-383	-340	-367	-112
HVB Group net profit after acquisition	59	-	-	-	-
NET PROFIT	**453**	**740**	**717**	**821**	**456**
Minorities	-101	-64	-52	-44	-37
GROUP PORTION OF NET PROFIT FOR THE YEAR	**352**	**676**	**665**	**777**	**419**

Note: Some data have been reclassified in respect of previous reporting in accordance with Banca d'Italia's instructions as per Circular #262 dated 22 December 2005.

Operating Profit

Against a generally favourable background for the banking industry and with positive trends in the financial markets - despite the narrowing spread between lending and deposit rates - the Group made substantial progress in its operating result for the year, which reached €4,979 million, up 10.6% on 2004. Growth of the operating result, which was partly driven by the appreciation of the Polish zloty and of the Turkish lira against the euro (by 12.5% and 6% respectively between 2004 and 2005 in average terms), was nonetheless robust even at constant exchange rates (up by 9%).

This performance is mainly due to the positive performance of lending and asset management, which drove net interest income and net fees and commissions growth. Thanks to these components total revenue showed an 8% increase over 2004 (up by 6.5% at constant exchange rates), reaching €11,024 million in 2005, despite trading losses of €114 million profit, caused by the volatility applied under IAS 39 to the valuation of a few items related to share price performance; these effects were more than offset by the revaluation of equity investments made directly in equity.

Total revenue growth was only partly absorbed by the increase in operating costs: 6% at historical exchange rates and 4.6% at constant exchange rates; this is mostly attributable to healthy growth in our New Europe banks, which operate in more dynamic economies showing generally higher inflation rates. The cost-income ratio fell to 54.8% in 2005 from 55.9% in 2004.

Total revenue and operating costs were also influenced by the inclusion of Yapi ve Kredi Bankasi in the consolidation area as of 1 October 2005, which accounts for almost 1% of cost growth and roughly 0.7% of revenue growth. The impact on operating performance was, on the other hand, marginal.

The positive performance of lending and customer asset management reflected in particular on the Retail Division's performance, which posted operating profit growth of 23.9% over 2004, and on the Private Banking and Asset Management Division's performance, where operating profit jumped by 30% over 2004. These factors also had a beneficial impact on the operating result of the New Europe Division (up by 19.6% over 2004), which was also due to exchange rate movements – the increase was 11.3% at constant exchange rates. The Corporate and Investment Banking Division (up by 4%), on the other hand, suffered from a decrease in net trading profit, due in particular to the decline in derivative sales to corporates, the effects of which were offset by a rise in commissions coming primarily from the Investment Banking segment. The operating result of the Parent Company and other Group companies was negative due to the fact that dividends on shareholdings in consolidated companies are not included at this level and fell by almost €140 million due to the mentioned trading result, while the increase in consolidation adjustment charges (from €107 to €176 million) was mainly due to the effects of the other Divisions having placed larger volumes of Parent Company bonds.

OPERATING PROFIT	YEAR			Q 4		
	2005	2004	CHANGE	2005	2004	CHANGE
Retail	1,641	1,324	+ 23.9%	450	407	+ 10.6%
Corporate and Investment Banking	2,108	2,026	+ 4.0%	464	430	+ 7.9%
Private Banking and Asset Management	580	446	+ 30.0%	159	146	+ 8.9%
New Europe	928	776	+ 19.6%	198	171	+ 15.8%
Parent Company and other subsidiaries	-102	37	n.s.	-71	76	n.s.
Consolidation adjustments	-176	-107	n.s.	-30	-93	n.s.
Total	**4,979**	**4,502**	**+ 10.6%**	**1,170**	**1,137**	**+ 2.9%**

NET INTEREST INCOME

In Q4 the rising trend recorded since the beginning of 2005 continued, and net interest income for the year totalled €5,394 million, up by 10.6% over 2004 (8.8% at constant exchange rates). Net interest income growth was due to a marked rise in business volumes, the effects of which were only partly offset by the narrowing spread between lending and deposit rates due, in particular, to a greater proportion of bonds in liabilities. Dividends and other income on equity investments, which were influenced during the year by the positive seasonality of the second quarter, recorded however a decrease of 9.4% over 2004 (due to lower dividends received, the fall being 30%), while earnings on the companies accounted for at net equity posted a substantial increase (+86%). Overall net interest income benefited from the rise in net interest, reaching €5,645 million during the year, up 9.5% (+7.8% at constant exchange rates) on 2004.

NET INTEREST INCOME	YEAR			2005 QUARTERS			
	2005	2004	CHANGE	Q4	Q3	Q2	Q1
Retail	2,509	2,321	+ 8.1%	654	630	618	607
Corporate and Investment Banking	1,609	1,561	+ 3.1%	427	401	394	387
Private Banking and Asset Management	109	102	+ 6.9%	28	26	27	28
New Europe	1,290	1,070	+ 20.6%	368	327	304	291
Parent Company and other subsidiaries	126	106	+ 18.9%	29	12	89	-4
Consolidation adjustments	2	-4	- 150.0%	-2	1	4	-1
Total	**5,645**	**5,156**	**+ 9.5%**	**1,504**	**1,397**	**1,436**	**1,308**

All of the Divisions contributed to growth in net interest income. More than one-third of the increase at the consolidated level was due to the Retail Division, up 8.1% over 2004, while the Corporate Division recorded more limited growth (up 3.1% over 2004). For both Divisions, the increase was due to increased lending, in the medium/long-term and leasing sectors in particular, despite narrowing spreads between lending and deposit rates, caused by both an unfavourable mix effect (greater weight of mortgages in assets, a relatively less profitable business, and of bonds in liabilities), and a market effect (the spread at industry level contracted by 22 basis points year-on-year). The New Europe Division, which benefited from exchange differences, posted a 20.6% increase in net interest income during the year (12.5% at constant exchange rates), in this case also on the back of loans growth, while the impressive improvement in net interest income in the Parent Company and other subsidiaries (by about €20 million over 2004), is mainly due to structured finance transactions carried out by Group Treasury.

Overall loans grew 5.4% in the quarter and 14.9% on an annual basis, reaching €160.5 billion at year-end 2005 - excluding HVB Group – some €20 billion more than at the close of 2004. This growth was fuelled in particular by property loans. Thanks to historically low interest rates there was growth both in mortgage lending, mostly due to retail demand for residential mortgages, and in finance leases. In terms of non-derecognised securitised assets, mortgage and leases recorded an overall increase of 17.2% in 2005. Considerable growth, although on a smaller scale, was also recorded in lending on current account (up 4.8% over 2004), while other forms of financing increased overall by 16% over 2004. This expansion was reflected in the Retail Division's performance (up by 14.5% since the start of the year), and in that of the Corporate Division (up by 9.3%). The New Europe Division's growth (up by 45.3%) is attributable as to one-third to the inclusion of Yapi ve Kredi. On a constant business basis, growth of 30% was mainly attributable to the development of business in a more dynamic environment, and was only partly due to the currency effect (the increase was 24% at constant exchange rates).

(€ million)

LOANS TO CUSTOMERS AND CUSTOMER DEPOSITS (EXCL. HVB)

	LOANS TO CUSTOMERS			DEPOSITS FROM CUSTOMERS AND SECURITIES		
	31.12.2005	01.01.2005	CHANGE	31.12.2005	01.01.2005	CHANGE
Retail	62,572	54,648	+ 14.5%	77,954	68,027	+ 14.6%
Corporate and Investment banking	71,810	65,698	+ 9.3%	27,947	21,457	+ 30.2%
Private Banking and Asset Management	1,741	1,504	+ 15.8%	7,584	7,001	+ 8.3%
New Europe	20,875	14,367	+ 45.3%	29,577	23,621	+ 25.2%
Parent Company and other subsidiaries	14,129	14,047	+ 0.6%	74,106	63,457	+ 16.8%
Consolidation adjustments	-10,640	-10,541	+ 0.9%	-39,026	-28,484	+ 37.0%
Total (excl. HVB)	**160,487**	**139,723**	**+ 14.9%**	**178,142**	**155,079**	**+ 14. 9%**

Direct deposits amounted to €178.1 billion, up by €23 billion (or 14.9%) over December 2004. Deposit growth by Division is linked, in absolute terms, to that of lending – to a lesser extent in New

Europe, where loans were funded by asset diversification. Deposit growth in the New Europe Division was very positive even net of exchange differences (19.1% over 2004), despite the shift of funds towards asset management accounts, while the substantial growth of the Parent Company, thanks to market transactions, was offset by adjustments of the intra-group accounts due to the Divisions being funded by the Parent Company.

At the consolidated level, the increase in funding was due to debt certificates (up by 16.6% over 2004), and in particular bonds, which grew 28% year-on-year, and customer deposits (which following adoption of IFRS no longer include the most volatile element, repo transactions, now classified as held-for-trading liabilities) recorded a 9.3% increase over 2004, net of the notional funding of securitisations rerecognised in the Accounts. €7,173 million of subordinated liabilities are included in bonds, up by €530 million over 2004. During the year, in order to fund the Group's medium/long-term loan growth plans in a balanced manner, the Parent Company issued non-subordinated bonds in the amount of €8,573 million in addition to €1,269 million of notes.

NET COMMISSIONS AND FEES

Net commission was €1,163 million in Q4, posting the best quarterly result of the year. The figure for the entire year was €4,373 million, up 12% (10.6% at constant exchange rates) over 2004. Commission growth was fuelled both by asset management and administration fees, which were up 14.6% over 2004, and by commission on other sectors (up by 9.2% overall).

(€ million)

NET COMMISSION

	YEAR		CHANGE	
	2005	2004	P&L	PERCENT.
Asset management, custody and administration:	2,338	2,041	+ 297	+ 14.6%
securities dealing and placement	*213*	*173*	*+ 40*	*+ 23.1%*
segregated accounts	*199*	*132*	*+ 67*	*+ 50.8%*
management of collective investment funds	*1,462*	*1,268*	*+ 194*	*+ 15.3%*
insurance products	*382*	*340*	*+ 42*	*+ 12.4%*
other securities	*82*	*128*	*- 46*	*- 35.9%*
Current accounts, loans and guarantees	1,067	1,000	+ 67	+ 6.7%
Collection and payment services	495	461	+ 34	+ 7.4%
Forex dealing	93	91	+ 2	+ 2.2%
Tax collection services	125	131	- 6	- 4.6%
Other services	255	181	+ 74	+ 40.9%
Total net commission	**4,373**	**3,905**	**+ 468**	**+ 12.0%**

All the main areas of assets under management recorded substantial increases over 2004. More in detail, the rise in securities trading and placement commissions (23.1%) was mostly due to the placement operations of the Group's investment bank, that of asset management (a rise of 50.8%) was related to the success of highly customised product lines (Focus Invest), which were launched in 2004. The 15.3% rise in investment fund commissions is caused by both the increase in deposit and asset volumes and by the greater weight of equity funds, while the increase in income from insurance products (12.4%) is related to the recovery of sales after the contraction recorded in 2004. The reduction in the other securities business income was, on the other hand, mostly due to a rise in commissions paid to financial consultants and third party distributors, which are not broken down by product unlike the corresponding commissions received.

In the other sectors, there was a 6.7% rise in commission on current accounts, loans and guarantees, partly absorbed by the measurement of some income at amortised cost, thanks to the results achieved by UBM in financing transactions. Net commission on other services was also influenced by the application of amortised cost measurement, into which some commission expense previously included in this item was inserted.

The outstanding result of asset management and administration, driven by rising equity markets, was linked to the continuing growth in customer securities deposits, which at year-end 2005 stood at €296.9 billion at market values (excluding HVB Group data) - an increase of 17.5% over end-2004 and of 3.9% in the last quarter. Within the segment, the administered component reached €142.3 billion at the end of December; this increase of approximately €14 billion or 10.9% over end-2004 was almost entirely produced by the New Europe Division and by the Private Banking Division banks. Managed securities on deposit, excluding duplications with other forms of deposits from customers (such as asset management liquidity, bonds issued by Group companies already included in direct deposits and funds for structured securities), amounted to €154.6 billion at year-end 2005, up 23.7% in the 12 month period, thanks in part to acquisitions.

Group assets under management (including liquidity, bonds issued by Group companies and funds for structured bonds), reached €157 billion at end-2005, up 3.1% in the quarter and 22.6% since the beginning of the year. This marked growth is attributable to several factors: rising net inflows (Pioneer Investments posted net inflows of €9.8 billion as against €3.5 billion in 2004), favourable market trends and the acquisition of US investment funds with assets worth US$5.5 billion.

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AS AT	CHANGE OVER
	31.12.2005	31.12.2004	AMOUNT	PERCENT	30.09.2005	30.09.2005
Italy	**105,009**	**90,093**	**+ 14,916**	**+ 16.6%**	**101,891**	**+ 3.1%**
Investment Funds (direct sales) [1]	39,216	40,438	- 1,222	- 3.0%	39,655	- 1.1%
Segregated Accounts [2]	38,967	25,755	+ 13,212	+ 51.3%	36,005	+ 8.2%
- in investment funds	*21,736*	*13,775*	*+ 7,961*	*+ 57.8%*	*19,464*	*+ 11.7%*
- others	*17,231*	*11,980*	*+ 5,251*	*+ 43.8%*	*16,541*	*+ 4.2%*
Insurance policies sold	26,826	23,900	+ 2,926	+ 12.2%	26,231	+ 2.3%
- unit linked	*22,143*	*18,899*	*+ 3,244*	*+ 17.2%*	*21,446*	*+ 3.3%*
- others	*4,683*	*5,001*	*- 318*	*- 6.4%*	*4,785*	*- 2.1%*
United States	**32,981**	**25,026**	**+ 7,955**	**+ 31.8%**	**32,623**	**+ 1.1%**
Other international markets	**11,449**	**8,072**	**+ 3,377**	**+ 41.8%**	**10,705**	**+ 7.0%**
New Europe	**7,544**	**4,835**	**+ 2,709**	**+ 56.0%**	**7,007**	**+ 7.7%**
Total Assets under Management	**156,983**	**128,026**	**+ 28,957**	**+ 22.6%**	**152,226**	**+ 3.1%**
Memorandum:						
Assets in mutual fund	132,679	109,838	+ 22,841	+ 20.8%	128,577	+ 3.2%
- Securities funds distribuited in Italy [3]	*91,006*	*78,122*	*+ 12,884*	*+ 16.5%*	*88,039*	*+ 3.4%*
- other mutual funds	*41,673*	*31,716*	*+ 9,957*	*+ 31.4%*	*40,538*	*+ 2.8%*

1. Includes funds underlying structured securities.
2. Segregated accounts do not include insurance-related savings. Amounts include liquidity and securities issued by UniCredit.
3. Assogestioni changed its criteria in 2005 (prior periods restated accordingly).

For an analysis of asset management performance, please see the comment on Pioneer, which managed almost all our assets under management, and specifically the section on the Private Banking and Asset Management Division. Here we will only point out a few trends most closely linked to the growth of commission income in individual asset management segments. More specifically:

- marked growth in asset management (up by 51.3% over end-2004), driven by placement of the Focus Invest product by the Retail and Private Banking Divisions;
- persistent strong increases in technical reserves by the life insurance sector (up by 12.2% in the 12 month period), and unit-linked business in particular (up by 17.2%), fuelled by the new business of the Group, equivalent to some €5 billion for the full year. New business market shares confirm the Group's leadership position in both the unit-linked sector (60% of the bancassurance market and 43% of the total market), and, to a lesser extent, overall (10.9% of the bancassurance market and 7.7% of the total market);
- a sharp rise (of 16.5% in the year) in the assets of Group funds (Assogestioni perimeter), with net inflows of €5.5 billion, driven by the excellent performance of funds and unit-linked products. The UniCredit group has thus become the second player in its domestic market, with a market share of 15.24%, up by two-thirds of a point since the start of the year (14.54% in December 2004). Overall, when also taking into account operations outside Italy, more than €132 billion worth of client assets are managed directly or indirectly through investment funds, equivalent to roughly 85% of the total, and up by 20.8% over end-2004.

OTHER INCOME ITEMS

Net trading, hedging and fair value income of €842 million was down by €136 million (or 13.9%) from 2004 mostly due to the different manner of accounting for changes in the fair value of the call option issued on Assicurazioni Generali stock and of the stake held in it, classified among assets available for sale. The substantial rise in price of the stock in question during the year in fact led to a loss in the fair value of the call option of roughly €114 million, which affects the profit and loss account for the year, while the revaluation of our shareholding, equivalent to €203 million in the twelve-month period, is temporarily entered to equity until the actual realisation. Overall, there was a capital gain on Generali stock of €330 million as at 31 December 2005.

The decrease in the trading, hedging and fair value result can also be explained by a contraction in the sale of derivatives to corporate clients and, to a lesser extent, by lower revenue from the bond structuring segment for retail clients. Revenue from the sale and trading of derivatives for institutional clients increased.

Other net income stood at €164 million, unchanged over 2004.

OPERATING EXPENSE

Operating costs were €6,045 million, up by 6% over 2004, but by only 4.6% at constant exchange rates. Cost performance was also affected by changes in the scope of consolidation, i.e. the entry of the Yapi ve Kredi Group from 1 October 2005 and the expansion of UBM's London branch, as well as costs linked to corporate bonuses. These were provided for in 2005, but will be paid in cash in 2006, instead of in shares as in 2004 (about €30 million). Additionally, it has been decided to make a one-off payment of €10 million to staff and the Cassa di Assistenza di Gruppo - the staff assistance fund, currently being set up and known as UniCA - on termination of the reorganisation of the Group. Excluding these payments, the increase in operating costs would be limited to 2.3%.

Payroll cost grew by 7.1%, but by 3.3% net of the mentioned extra payments. This normalised increase was due mainly to increased expense in connection with the bonus system and the impact of the renewal of the bank employees' national collective bargaining contract in Italy in 2005; these effects were only partly absorbed by an overall reduction in staff numbers since end-2004.

NUMBER OF EMPLOYEES (EXCL. HVB)[1]	31.12.2005		31.12.2004	CHANGE EXCL. YAPI
		% OF TOTAL		
Retail	23,565	33.0%	24,302	- 737
Corporate and Investment Banking	5,201	7.3%	5,377	- 176
Private Banking and Asset Management	3,499	4.9%	3,626	- 127
New Europe	32,264	45.1%	28,619	+ 151
Parent Companies and other subsidiaries	6,941	9.7%	6,705	+ 236
Total	**71,470**	**100.0%**	**68,629**	**- 653**

1. "Full time equivalent". KFS Group (including Yapi ve Kredi) is consolidated proportionally. Data as at 31 December 2004 do not include Yapi ve Kredi (3,494 full-time-equivalent employees as at 31 December 2005).

Other operating expenses were €2,325 million, up by 4.4% over 2004, but by only 0.8% net of exchange rate effects and changes to the scope of consolidation. In the category of administrative expenses there was significant increase in advertising expenses, compensation paid to external consultants and miscellaneous services provided by external suppliers, which on the whole accounted for nearly one half of the increase in miscellaneous costs and expenses. There was a rise in expenses related to premises, and in particular, rental expenses, which were partly due to the greater use of leased office space following the sale of several properties in 2004.

(€ million)

OPERATING EXPENSES (EXCL. PAYROLL)	YEAR		CHANGE	
	2005	2004	AMOUNT	PERCENT.
External consultants	166	159	+ 7	+ 4.4%
Advertising	145	123	+ 22	+ 17.9%
Insurance	49	46	+ 3	+ 6.5%
Security	67	66	+ 1	+ 1.5%
Various services rendered by third parties	271	256	+ 15	+ 5.9%
Expenses relating to premises	408	369	+ 39	+ 10.6%
Rentals	*247*	*230*	*+ 17*	*+ 7.4%*
Maintenance and cleaning	*84*	*71*	*+ 13*	*+ 18.3%*
Utilities	*77*	*68*	*+ 9*	*+ 13.2%*
Maintenance and lease rentals for furniture and equipment	206	222	- 16	- 7.2%
Postal, telecom and office supplies	267	277	- 10	- 3.6%
Travel expense including hire	74	71	+ 3	+ 4.2%
Credit information and enquires	25	23	+ 2	+ 8.7%
Other	144	123	+ 21	+ 17.1%
Total Other Expenses	**1,822**	**1,735**	**+ 87**	**+ 5.0%**
Indirect duties and taxes	270	257	+ 13	+ 5.1%
Other administrative expenses	**2,092**	**1,992**	**+ 100**	**+ 5.0%**
Recovery of expenses	-235	-230	- 5	+ 2.2%
Writedowns of intangible and tangible fixed assets	468	466	+ 2	+ 0.4%
Total	**2,325**	**2,228**	**+ 97**	**+ 4.4%**

Net Profit

NET INCOME FROM INVESTMENTS

The growth in operating profit was boosted by growth in net income from investments, which benefited, in particular, from a capital gain of about €200 million on the sale of the equity investment in the "Serenissima" motorway (Autostrada Brescia-Verona-Vicenza-Padova S.p.A.). Overall net income from investments totalled €330 million at the end of 2005 compared to €127 million in 2004, and breaks down as follows:

NET INCOME FROM INVESTMENTS

	YEAR		
	2005	2004	CHANGE
Equity investments	235	19	+ 216
Other financial assets	25	11	+ 14
Properties	64	91	- 27
Other assets	6	6	-
Total	**330**	**127**	**+ 203**

PROVISIONS FOR RISKS AND CHARGES

At the end of 2005, provisions for risks and charges totalled €154 million compared to €265 million in 2004. Over two-thirds of the provision for the year was attributable to the Retail and Corporate Divisions, due primarily to pending legal proceedings.

For a more detailed analysis of risks, see the Notes to the Accounts which report on valuation-related activities.

RESTRUCTURING COSTS

The merger with HVB was carried out partly under the assumption of achieving significant cost synergy on the basis of a reorganisation and rationalisation programme that would initially involve integration costs. When the necessary conditions were met, a portion of these costs was posted in 2005, especially in the area of human resources. Charges associated with the acquisition of HVB, which were posted in 2005 by companies that were a part of the Group prior to the acquisition, totalled €177 million. On the other hand, the charges posted by the HVB Group that affect the UniCredit profit and loss account totalled €403 million (€305 million after tax and minority interests) and had an impact on the item "HVB Group net profit after acquisition".

The profit and loss account for 2004 included early-retirement payments with a present value of €238 million, which were mainly tied to the 2004-2007 business plan. For the purposes of like-with-like reporting these charges were classified under this item of the summary profit and loss account.

WRITEDOWNS OF LOANS AND QUALITY OF LOANS TO CUSTOMERS

Net writedowns of loans totalled €910 million compared to €888 million for 2004 (up by 2.5%). The breakdown by Division shows an increase for the Retail Division, related inter alia to a marked growth in lending, and a reduction both in the Corporate Division, which had recorded a high volume of writedowns in the previous period in respect of several large exposures, and in New Europe, which benefited from a favourable economic situation and careful loan approval and risk control processes. Net writedowns as a percentage of total loans dropped from the 2004 level (from 0.64% to 0.57%).

(€ million)

NET WRITEDOWNS OF LOANS

	2005		2004	
	AMOUNT	PERCENT. ON LOANS	AMOUNT	PERCENT. ON LOANS
Retail	-407	0.65%	-277	0.51%
Corporate and Investment banking	-411	0.57%	-484	0.74%
New Europe	-111	0.53%	-118	0.82%
Other companies	19	n.s.	-9	n.s.
Total (excluding HVB)	**-910**	**0.57%**	**-888**	**0.64%**

As regards changes in loan quality, in 2005 Banca d'Italia defined the new aggregate of impaired loans that included non-performing loans, doubtful loans and restructured loans as well as past due loans (i.e., by more than 180 days), which were previously included in performing loans, while non-guaranteed loans to countries at risk are not considered as impaired loans. In addition, in the first half of the year Banca d'Italia introduced new rules for classifying restructured loans including all new lines of credit disbursed to entities that already held restructured lines of credit. As a result, only non-performing loans and doubtful loans can be compared for the two periods.

At the end of December 2005, impaired loans to customers totalled €5,275 million at Carrying Value representing 3.29% of total loans to customers. The Carrying Value amount is the result of a face value of €11,237 million, equal to 6.71% of total loans at face value, and writedowns of €5,962 million, with a coverage ratio of 53.1%. In addition to these writedowns were those for performing loans in the amount of €1,105 million, equal to 0.71% of the corresponding gross loans.

NET PROFIT

Thus net profit totalled €2,731 million, an increase of 22% over 2004. All Divisions made a positive contribution to this increase which totalled €492 million. The increase in the contribution of the Parent Company and other companies (up by €116 million over December 2004) was mainly due to capital gains on equity investments, only partly offset by lower trading profits, while consolidation adjustments were down by €43 million essentially due, as noted above, to the impact of the higher placements of Parent Company bonds by the other Divisions.

NET PROFIT

	YEAR			Q 4		
	2005	2004	CHANGE	2005	2004	CHANGE
Retail	609	495	+ 23.0%	63	95	- 33.7%
Corporate and Investment Banking	952	877	+ 8.6%	182	175	+ 4.0%
Private Banking and Asset Management	415	359	+ 15.6%	107	126	- 15.1%
New Europe	655	540	+ 21.3%	118	117	+ 0.9%
Parent Company and other subsidiaries	159	43	n.s.	-64	18	n.s.
HVB Group after acquisition	59	-	-	59	-	-
Consolidation adjustments	-118	-75	n.s.	-12	-75	n.s.
Total	**2,731**	**2,239**	**+ 22.0%**	**453**	**456**	**- 0.7%**

The minority interest in profits at the end of December was €261 million, up €91 million compared to year-end 2004, due both to the increase in profits of the Pekao Group as well as the minority interest in HVB profits.

Thus net profit attributable to the Group was €2,470 million, up by 19.4% over the €2,069 million in 2004. Excluding the HVB transaction, HVB's contribution to profit, and restructuring costs incurred by UniCredit, net profit would have been €2,573 million.

Taking into account the 20.9% increase in average shareholders' equity in 2005, ROE was 15.6%, which was in line with 2004. Excluding the HVB transaction and taking into account the impact on shareholders' equity, ROE would be 19%, about 3.3 points higher than 2004. Part of the increase, which can be quantified at about one percentage point, was due to the introduction of IAS 39 in the calculation of shareholders' equity. The main impact on Group shareholders' equity of the first-time application of IAS 39 as at 1 January 2005 was, on the one hand, a reduction in reserves from discounting bad and doubtful debts (about €600 million) and, on the other hand, the creation of a positive reserve (about €1,150 million) for the valuation of available-for-sale financial assets and cash-flow hedging activities. The latter reserve is not taken into account in the calculation of ROE since the changes in fair value on the corresponding items posted in the assets are not recognised through profit or loss.

The profit and loss account for 2004 included early-retirement payments with a present value of €238 million, which were mainly tied to the 2004-2007 business plan. For the purposes of like-with-like reporting these charges were classified under this item of the summary profit and loss account.

WRITEDOWNS OF LOANS AND QUALITY OF LOANS TO CUSTOMERS

Net writedowns of loans totalled €910 million compared to €888 million for 2004 (up by 2.5%). The breakdown by Division shows an increase for the Retail Division, related inter alia to a marked growth in lending, and a reduction both in the Corporate Division, which had recorded a high volume of writedowns in the previous period in respect of several large exposures, and in New Europe, which benefited from a favourable economic situation and careful loan approval and risk control processes. Net writedowns as a percentage of total loans dropped from the 2004 level (from 0.64% to 0.57%).

(€ million)

NET WRITEDOWNS OF LOANS

	2005		2004	
	AMOUNT	**PERCENT. ON LOANS**	**AMOUNT**	**PERCENT. ON LOANS**
Retail	-407	0.65%	-277	0.51%
Corporate and Investment banking	-411	0.57%	-484	0.74%
New Europe	-111	0.53%	-118	0.82%
Other companies	19	*n.s.*	-9	*n.s.*
Total (excluding HVB)	**-910**	**0.57%**	**-888**	**0.64%**

As regards changes in loan quality, in 2005 Banca d'Italia defined the new aggregate of impaired loans that included non-performing loans, doubtful loans and restructured loans as well as past due loans (i.e., by more than 180 days), which were previously included in performing loans, while non-guaranteed loans to countries at risk are not considered as impaired loans. In addition, in the first half of the year Banca d'Italia introduced new rules for classifying restructured loans including all new lines of credit disbursed to entities that already held restructured lines of credit. As a result, only non-performing loans and doubtful loans can be compared for the two periods.

At the end of December 2005, impaired loans to customers totalled €5,275 million at Carrying Value representing 3.29% of total loans to customers. The Carrying Value amount is the result of a face value of €11,237 million, equal to 6.71% of total loans at face value, and writedowns of €5,962 million, with a coverage ratio of 53.1%. In addition to these writedowns were those for performing loans in the amount of €1,105 million, equal to 0.71% of the corresponding gross loans.

(€ million)

IMPAIRED LOANS TO CUSTOMERS	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 31.12.2005 excl. HVB						
Face value	7,147	2,605	**9,752**	491	994	**11,237**
as a percentage of total loans	*4.27%*	*1.55%*	***5.82%***	*0.29%*	*0.59%*	***6.71%***
Writedowns	4,929	824	**5,753**	72	137	**5,962**
as a percentage of face value	*69.0%*	*31.6%*	***59.0%***	*14.7%*	*13.8%*	***53.1%***
Carrying Value	2,218	1,781	**3,999**	419	857	**5,275**
as a percentage of total loans	*1.38%*	*1.11%*	***2.49%***	*0.26%*	*0.53%*	***3.29%***
As at 01.01.2005 excl. HVB						
Face value	6,399	2,485	**8,884**	332	-	**9,216**
as a percentage of total loans	*4.38%*	*1.70%*	***6.08%***	*0.23%*	-	***6.31%***
Writedowns	4,341	768	**5,109**	122	-	**5,231**
as a percentage of face value	*67.8%*	*30.9%*	***57.5%***	*36.7%*	-	***56.8%***
Carrying Value	2,058	1,717	**3,775**	210	-	**3,985**
as a percentage of total loans	*1.47%*	*1.23%*	***2.70%***	*0.15%*	-	***2.85%***

As can be seen from the table, the percentage of non-performing loans and doubtful loans to total loans dropped overall to 5.82% of face values and .49% of carrying value (6.08% and 2.70% respectively as of 1 January 2005). A decrease was recorded both in the percentage of non-performing loans (from 1.47% to 1.38% of carrying value) and of doubtful loans (from 1.23% to 1.11% of carrying value). In 2005 performing loans worth €1.8 billion were transferred to the non-performing and doubtful categories, with an increase of approximately 8% over 2004.

Finally, below is a breakdown of total non-performing and doubtful loans by Division, compared with the corresponding figures for 2004. The percentage of non-performing and doubtful loans over total loans decreased across all Divisions, both in face values and in carrying value. Only in the Retail Division was this percentage broadly unchanged in carrying value.

(€ million)

NON-PERFORMING LOANS AND DOUBTFUL LOANS BY DIVISION - CUSTOMERS	RETAIL	CORPORATE AND INVESTMENT BANKING	NEW EUROPE	PARENT CO. AND OTHER SUBSIDIARIES	AGGREGATE TOTAL	CONSOLIDATED TOTAL
As at 31.12.2005 excl. HVB						
Face value	3,875	2,425	3,345	107	9,752	**9,752**
as a percentage of total loans	*5.96%*	*3.30%*	*14.15%*	*0.67%*	*5.47%*	***5.82%***
Writedowns	2,056	1,089	2,514	94	5,753	**5,753**
as a percentage of face value	*53.1%*	*44.9%*	*75.2%*	*87.9%*	*59.0%*	***59.0%***
Carrying Value	1,819	1,336	831	13	3,999	**3,999**
as a percentage of total loans	*2.91%*	*1.86%*	*3.98%*	*0.08%*	*2.34%*	***2.49%***
As at 01.01.2005						
Face value	3,435	2,499	2,814	136	8,884	**8,884**
as a percentage of total loans	*6.04%*	*3.70%*	*17.01%*	*0.87%*	*5.67%*	***6.08%***
Writedowns	1,862	1,155	1,990	102	5,109	**5,109**
as a percentage of face value	*54.2%*	*46.2%*	*70.7%*	*75.0%*	*57.5%*	***57.5%***
Carrying Value	1,573	1,344	824	34	3,775	**3,775**
as a percentage of total loans	*2.88%*	*2.05%*	*5.73%*	*0.22%*	*2.51%*	***2.70%***

PROFIT BEFORE TAX AND INCOME TAX

Profit before tax in 2005 were €4,068 million, an increase of 25.6% over the €3,238 million for 2004.

Income tax for the period (€1,396 million) was up by 39.7% over 2004 representing 34.3% of profit before tax, an increase over the 30.9% for 2004.

HVB GROUP NET PROFIT POST ACQUISITION

The profit and loss account of the HVB Group contributed to the consolidated profits of UniCredit as from the acquisition date with net profit before minority interests of €59 million, most of which was allocated to minority interests. This amount was affected by restructuring costs of €322 million after tax (€403 million before tax) which were tied to the merger with the UniCredit Group and primarily due to payroll costs (€336 million before tax). Net profit for the period included the capital gain from the sale of a portion of the equity investment in Munich Re in a net amount of €130.8 million.

NET PROFIT

Thus net profit totalled €2,731 million, an increase of 22% over 2004. All Divisions made a positive contribution to this increase which totalled €492 million. The increase in the contribution of the Parent Company and other companies (up by €116 million over December 2004) was mainly due to capital gains on equity investments, only partly offset by lower trading profits, while consolidation adjustments were down by €43 million essentially due, as noted above, to the impact of the higher placements of Parent Company bonds by the other Divisions.

NET PROFIT

	YEAR			Q 4		
	2005	**2004**	**CHANGE**	**2005**	**2004**	**CHANGE**
Retail	609	495	+ 23.0%	63	95	- 33.7%
Corporate and Investment Banking	952	877	+ 8.6%	182	175	+ 4.0%
Private Banking and Asset Management	415	359	+ 15.6%	107	126	- 15.1%
New Europe	655	540	+ 21.3%	118	117	+ 0.9%
Parent Company and other subsidiaries	159	43	n.s.	-64	18	n.s.
HVB Group after acquisition	59	-	-	59	-	-
Consolidation adjustments	-118	-75	n.s.	-12	-75	n.s.
Total	**2,731**	**2,239**	**+ 22.0%**	**453**	**456**	**- 0.7%**

The minority interest in profits at the end of December was €261 million, up €91 million compared to year-end 2004, due both to the increase in profits of the Pekao Group as well as the minority interest in HVB profits.

Thus net profit attributable to the Group was €2,470 million, up by 19.4% over the €2,069 million in 2004. Excluding the HVB transaction, HVB's contribution to profit, and restructuring costs incurred by UniCredit, net profit would have been €2,573 million.

Taking into account the 20.9% increase in average shareholders' equity in 2005, ROE was 15.6%, which was in line with 2004. Excluding the HVB transaction and taking into account the impact on shareholders' equity, ROE would be 19%, about 3.3 points higher than 2004. Part of the increase, which can be quantified at about one percentage point, was due to the introduction of IAS 39 in the calculation of shareholders' equity. The main impact on Group shareholders' equity of the first-time application of IAS 39 as at 1 January 2005 was, on the one hand, a reduction in reserves from discounting bad and doubtful debts (about €600 million) and, on the other hand, the creation of a positive reserve (about €1,150 million) for the valuation of available-for-sale financial assets and cash-flow hedging activities. The latter reserve is not taken into account in the calculation of ROE since the changes in fair value on the corresponding items posted in the assets are not recognised through profit or loss.

Earnings per share were 37 €-cents compared to 34 €-cents in 2004; the latter was restated on the basis of profit calculated under IFRS. Excluding the HVB transaction, earnings per share would have been 41 €-cents.

Reconciliation of the Parent Company's Shareholders' Equity and Net Profit to Consolidated Shareholders' Equity and Net Profit

(€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at 31 Dec. 2005 as per UniCredit SpA Accounts (under Italian GAAP)	**29,538**	**2,257**
Reversal of dividend paid in 2005	-3,725	-2,165
Reattribution of dividend received in 2005	1,789	1,789
Other effects of IFRS adoption	3,311	-104
Balance as at 31 December 2005 of UniCredit SpA Accounts (under IFRS)	**30,913**	**1,777**
Surplus over carrying values	4,811	2,643
- subsidiaries (consolidated)	*4,592*	*2,537*
- associates accounted for at net equity	*219*	*106*
Dividends received in the period by the Parent Company	-61	-1,789
Other reclassifications on consolidation	-460	-161
Balance as at 31 December 2005 attributable to the Group	**35,203**	**2,470**
Minorities	3,903	261
Balance as at 31 December 2005 (minorities included)	**39,106**	**2,731**

Corporate Transactions in 2005

The 2005 financial year was characterised not only by our business combination with the HVB Group, but also by intense corporate reorganisation and growth by acquisition, consistent with our division and segment model, with the dual aim of consolidating and strengthening the Group's leadership in its various business sectors, and eliminating overlaps, while achieving greater synergy and cost reductions.

RETAIL DIVISION

CORPORATE REORGANISATION OF BANCA DELL'UMBRIA AND CASSA RISPARMIO CARPI

On 1 July 2005, to complete the process that has led, in recent years, to the reorganisation of the Group's Italian banks on the basis of a new *segment banks with national coverage* model, the corporate reorganisation of the businesses of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. was concluded. The plan was implemented by means of a merger by absorption of these subsidiaries into UniCredit, which assumed preliminary control from UniCredit Banca and simultaneously transferred their businesses to other Group companies in keeping with their respective business profiles (retail, corporate, private banking and real estate).

On 2 May 2005 an Extraordinary Shareholders' Meeting of UniCredito Italiano approved the merger plan and the necessary capital increase in the maximum amount of €22,489.50 by issuing 44,979 ordinary shares with a par value of €0.50 each, for the purpose of exchanging these shares for those of the absorbed companies held by minorities at the time of the merger, based on an exchange ratio of 1.03 ordinary UniCredit shares for each Banca dell'Umbria 1462 ordinary share and 5.48 ordinary UniCredit shares for each Cassa Risparmio Carpi ordinary preference share.

Integration of the two banks has made it possible to rationalise the banks' respective General Management and business management departments by eliminating duplicate positions and increasing the proportion of staff committed to branch business. Other operating cost savings are attributable to payroll cost-cutting, making indirect costs more efficient, optimising premises use, and managing purchasing and intra-group expenses.

CORPORATE AND INVESTMENT BANKING DIVISION

CORPORATE REORGANISATION OF UNICREDIT BANCA MEDIOCREDITO SPA

In June 2005 a plan to reorganise UniCredit Banca Mediocredito S.p.A. ("UBMC") was launched, in line with the bank's new mission to provide securities services, assigned to it with effect from 1 January 2006. Once full control of UBMC was attained following the acquisition of the 3.94% interest held by minorities, this corporate reorganisation was achieved by transferring UBMC's banking businesses and back-office and support activities to other companies in the Group in keeping with the businesses of the latter.

Specifically, UBMC's core business - medium-to-long term financing and special loans - was assigned to UniCredit Banca d'Impresa, while project finance was assigned to UniCredit Infrastrutture, a subsidiary created last July and wholly controlled by the Parent Company, which is to become the Group's project finance arm, thus putting to best use the capabilities already in place in UBMC.

This corporate reorganisation also entailed the transfer of UBMC's real estate business to UniCredit Real Estate, its IT sector to UniCredit Sistemi Informativi and its back office to UniCredit Produzioni Accentrate. UBMC's pension fund was transferred to UniCredit.

The reorganisation plan was carried out, on the one hand, by means of a split-off of UBMC's mentioned core businesses (Banking and Project Finance) respectively to UniCredit Banca d'Impresa and UniCredit Infrastrutture and, on the other, by sale of the remaining business areas and the pension fund to other Group companies according to their specialisation.

UBMC retained its banking licence and, following this reorganisation, is destined to become a bank specialising in securities services, as described below in the Global Banking Services section.

INVESTMENT BANKING IN CHINA

In September 2005, as part of the plan to gradually develop the Group's operations in the Chinese market, our subsidiary UniCredit Banca Mobiliare acquired, a controlling interest (51%) in a newly created corporate vehicle based in Hong Kong (UniCredit China Capital Ltd), which in turn holds full control of NewCo UniCredit Beijing Consultants Ltd domiciled in Beijing, from local partners possessing experience in M&A advisory. The local partners will retain a minority interest of 49%.

This initiative is part of a plan designed to effect the Group's entry into the corporate advisory business in China.

The newly acquired companies will offer financial advisory services both to Italian and foreign companies intending to expand their operations in China and also to Chinese companies wishing to expand abroad. The services offered will include advisory in the strict sense, excluding capital markets services such as IPOs, bond issues, or securities trading, for which a special licence is necessary.

In addition to these operations, advisory may also, at a later stage, be offered to Italian and international SMEs wishing to expand their operations in the PRC through commercial agreements with Chinese partners or by direct investment. In this case the services offered would be general advisory services for market-entry strategies, such as sector analyses, identification of potential partners/competitors, general information on the regulatory and tax framework, and management and administrative oversight.

NEW INITIATIVE IN THE LEASING SECTOR

As part of the plan to internationalise our leasing business, Locat SpA has set up ZAO Locat Leasing

Russia in the Russian Federation, held as to 51% by Locat itself, 25% by Simest SpA, 8% by Finest SpA and the remaining 16% by OAO Rosno, a Russian insurance company. This Italo-Russian mixed capital joint venture is an initiative that came into being at the prompting of the Ministry of Productive Activities. In October, Locat acquired 11% of the share capital of Locat Leasing Russia from the Russian partner, thus strengthening its controlling position in the company (62%), which has share capital of 107 million roubles (about €3,000,000) and will operate initially in the Moscow region, where it is based, and subsequently throughout the Russian Federation.

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

THE PIONEER GROUP

In January 2005, as part of its strategy for expansion in the US market, our subsidiary Pioneer Investment Management USA Inc. (PIM USA) acquired a 49% interest in the share capital of Oak Ridge Investments LLC, a company active in the separate managed accounts segment, for US$17,200,000.

In addition, with the aim of developing new product offerings to customers, in December 2005 PIM USA entered into a Purchase Agreement for the acquisition of 100% of the share capital of Vanderbilt Capital Advisors LLC, an asset management company incorporated under the laws of the state of Delaware. This company is active primarily in the collateralised debt obligation and separate managed accounts businesses and manages assets worth US$7.5 billion, primarily for institutional customers.

Acquisition of this company, which specialises in short-term fixed-income products and credit risk management, will enable PIM USA to offer a new class of products to its institutional and separate managed accounts clients, and to increase its ability to access a market complementary to the equities, which the subsidiary Oak Ridge is focused on. Access to the collateralised debt obligation market will enable the Pioneer group to develop a global presence in the credit risk segment under institutional mandates over several years (typical term 7 years). Closing of the transaction, subject to the required approvals, is expected in the first half of 2006.

Finally, on 1 January 2006 PIM USA created a new company under US law known as Pioneer Institutional Asset Management Inc, which will be dedicated to the provision of investor services to institutions and individual asset management clients.

As part of the process of rationalising Italian activities, the absorption of PIXel Investment Management SGRpA and UniCredit Private Asset Management SGRpA into Pioneer Investment Management SGRpA (PIM SGR), a Group company concentrating the business of collective and individual portfolio management for clients, became effective on 1 April 2005. The mutual funds promoted and managed by PIXel were merged into the comparable "UniCredit" Mutual Funds promoted and managed by PIM SGR at the same time.

OTHER BUSINESS UNITS

With the objective of simplifying the Group's structure and obtaining economic and operational benefits, the following transactions were completed:

- Absorption into UniCredit Private Banking, effective 30 June 2005, of its direct subsidiary UniCredit Private Wealth Advisory Srl, whose object was the provision of legal, tax, financial, real estate and corporate assistance and advisory primarily to the Division's customers. The absorption is consistent with the new organisational model of the segment bank, with the objective of providing an integrated service to customers, which removed the need for an autonomous advisory structure.
- Integration into UniCredit, effective 1 May 2005, of Sviluppo Finanziaria SpA and of FIDA Sim SpA, a dormant company following transfer of their interests/assets to other companies in the Private Banking and Asset Management Division.

UNICREDIT LUXEMBOURG FINANCE SA

In April 2005, as part of the Group's financial strategy to diversify sources of income and expand the base of institutional investors, UniCredit Luxembourg Finance SA, a financial company under Luxembourg law, was created through UniCredit International Bank Luxembourg; it will issue both senior and subordinated debt on the US market, in addition to other medium- and long-term debt instruments.

UNICREDIT (SUISSE) TRUST SA

In May 2005, UniCredit (Suisse) Trust SA, a Swiss trust company, was set up through UniCredit (Suisse) Bank. The aim of this initiative is to satisfy the Swiss market's strong demand for services that are collateral to pure banking services, such as the assumption and performance of trust mandates for the incorporation and management of Swiss and foreign legal entities, as well as advice on tax, civil law and structured finance matters. These activities had until now been outsourced by UniCredit (Suisse) Bank. The use of a trust company closely related to the bank guarantees greater customer protection in terms of privacy, which increases loyalty. The newly incorporated company is in a position to satisfy the requirements of private banking, corporate and CEE clients.

ASSET GATHERING

On 13 September 2005, UniCredit's Board of Directors resolved to reorganise its business in the asset gathering area, with the aim of concentrating the business skills and operating model of the distribution entities - UniCredit Private Banking S.p.A. (UPB) and UniCredit Xelion Banca S.p.A. (Xelion) – in order to increase their competitive edge by leveraging existing and potential synergy within the Division.

Four areas have been identified where there is industrial synergy arising from:

- alignment on a common operational and IT platform;
- centralisation of some middle office functions and concentration of certain corporate centre functions;
- centralisation of financial intelligence, essential for ensuring maximum rigour and consistency in the methods used within the Division;

• access by Xelion clients to UPB private banking services (such as tax, real estate and trust advisory).

Feasibility studies have been started as the first stage of execution of this plan.

NEW EUROPE DIVISION

YAPI VE KREDI BANKASI

In September 2005, as part of its expansion strategy in CEE countries, the Group strengthened its presence in Turkey by acquiring a controlling interest (57.42%) in Yapi ve Kredi Bankasi A.S. ("YKB") from the Cukurova group (44.53%) and the National Deposit Insurance Fund (12.89%) through KFS (a joint venture held equally by UniCredit and Koç Holding); directly and indirectly, Koçbank holds 58.22% of the share capital of YKB overall. The acquisition was made directly by Koçbank, which is 99.9% owned by KFS, for a price equivalent to €1.182 billion.

Following conclusion of the transaction and approval of the bid price by the Capital Markets Board (the Turkish supervisory authority for listed companies), Koçbank put out a mandatory tender for purchase on behalf of YKB's minority shareholders. The price per share offered, in cash, by Koçbank for every YKB share was YTL6.50, equivalent to US$4.8476 at a YTL/US$ exchange rate of 1.34085 (used for acquisition of the controlling interest in YKB by Koçbank). In addition to this price, Koçbank agreed to pay earnings out to the YKB shareholders who accepted the offer, once certain conditions detailed in the tender document had been verified. The tender was launched on 23 February 2006 for a period of 15 days, until 9 March 2006. At the end of the period for acceptance, tender acceptances were equal to 37,331.41 YKB shares, or 0.005% of the bank's share capital, giving an overall cost of close to €152,000 (at the exchange rate current at the time of the transaction). Following the tender, there were no substantial changes in the interest held directly and indirectly by Koçbank in YKB share capital.

In addition, in January and February of 2006, following approval by the Capital Markets Board, Koçbank put out mandatory tenders for purchase of YKB's listed subsidiaries (Yapi Kredi Sigorta AS, Yapi Kredi Finansal Kiralama AO, Yapi Kredi Yatrim Ortakligi AS and Yapi Kredi Koray Gayrimenkul Yatirim Ortakligi AS), which expired with no acceptances.

Following the mandatory tender for the minority shareholdings in YKB, KFS plans to start the process for merging Koçbank and YKB. The entity resulting from the merger would be a major player in the Turkish banking market, with total assets of close to €23 billion. It would operate through a network of over 570 branches with close to 14,000 employees, and would be present in all segments of banking and financial services.

CROATIA AND BOSNIA HERZEGOVINA

In June 2005 our subsidiary Zagrebacka Banka (Croatia) acquired the Croatian bank Dresdner Bank Croatia d.d. ("DBC"), held as to 100% by Dresdner Bank AG Frankfurt, for a price of close to Hrk 96 million (about €13 million). At 31 December 2004 DBC had total assets of Hrk 117 million (about €16 million) and shareholders' equity of Hrk 100 million (about €14 million). At the end of June DBC was merged into Zagrebacka Banka.

NEW INITIATIVES IN BULGARIA

Our growth strategy in Bulgaria has led us to assess two initiatives in sectors undergoing strong expansion: factoring and consumer credit. For the former, market forecasts estimate that the aggregate value (volume) of factoring transactions for the entire Bulgarian market will equal BGN750 million (about €383 million) in 2007. The latter has experienced considerable growth and high profitability in recent years. In particular, the initiatives undertaken concern:

- the creation of a joint stock company under Bulgarian law with share capital equal to BGN 1 million owned outright by our subsidiary Bulbank AD. The company's business will focus primarily on with-recourse factoring, with an initial focus on credits originating from domestic transactions, with the option, however, of undertaking non-domestic transactions if the case should arise. Without-recourse transactions are not planned before 2008, when market conditions and the experience acquired by the company will allow them to be made. Based on the business plan, the company is expected to gain a market share of 16% in 2007.
- the incorporation of a new consumer credit company with an interest of 50.1% held by UniCredit Clarima Banca S.p.A. and the remaining 49.9% by Bulbank AD, based in Sofia and operating throughout Bulgaria. The NewCo's business will concentrate primarily on consumer loans, with an initial focus on finance for the purchase of durable consumer goods (largely excluding cars, since leasing companies dominate the vehicle segment) and subsequent development of personal loans and revolving cards. The 2006-2014 business plan foresees the attainment of a market share of 5% of total consumer lending (14% of the finance provided by specialised companies alone).

GLOBAL BANKING SERVICES DIVISION

REORGANISATION OF SECURITIES SERVICES

In 2005 a plan was launched to centralise our securities services business, then carried on by UniCredit and other Group companies. Our aim was to simplify the Group's business portfolio and raise the level of service offered to institutional customers, at the same time improving protection against operational risk and increasing efficiency with a view to optimising costs. As noted in the Corporate and Investment Banking section above, the corporate vehicle identified is UniCredit Banca Mediocredito (UBMC). Once the reorganisation of UBMC's activities is completed, an operational reconfiguration is planned to transform UBMC into a bank specialising in securities services, under the new name 2S Banca, inter alia with a view to possible future deconsolidation of the securities services business.

To this end, effective 1 January 2006, i.e. immediately following the effectiveness date of the split-off and sale of UBMC's former businesses, UniCredit's Global Investor Services business unit was transferred to 2S Banca and UPA's administrative and back-office securities services business unit was sold to 2S Banca at the same time, as was PIM SGR's fund administration business.

In parallel with the reorganisation project, some research and inquiries were carried out on the business of certain leading firms (with whom we had had preliminary contacts when identifying the best strategic alternative for our Group). The decision to sell our securities services business was taken in light of the fact that UniCredit – while undoubtedly playing a significant role in the Italian market – was overshadowed in the global competitive environment by numerous well integrated and specialised players, precisely on account of the relative size of its domestic market. Moreover, the Group took the view that profit margins in this business will narrow drastically over time: institutional clients are expected to intensify their downward pressure on pricing; the business involves ever-increasing organisational complexity; and the small number of truly global players will exert greater competitive pressure.

UniCredit's objective was to maximise its capital gain and at the same time ensure maximum transparency in the disposal process. To this end the Group structured and then ran an auction in 2005, at the end of which the interested parties presented binding offers. Société Générale Group's offer was the one chosen as being the most satisfactory in financial terms, with the best conditions for the provision of securities services to UniCredit and the Group, and the closest to the terms and conditions laid down by UniCredit during the auction itself.

OTHER TRANSACTIONS INVOLVING SUBSIDIARIES AND ASSOCIATES

REAL ESTATE SECTOR

Cordusio Immobiliare, having transferred its business to Modus Srl (in which the Group currently holds an interest of 16.36%) in late 2004, comprising primarily real estate assets deemed non-strategic for the Group, proved to have substantially served its corporate purpose. Cordusio Immobiliare held some residual non-strategic properties, which were intended to be sold, and some other properties that after further analysis were considered strategic, as being used in the Group's business.

For this reason, with the aim of streamlining the management of all the strategic real estate assets owned by the Group and increasing the levels of efficiency and profitability, not least by obtaining synergy on the costs front, in February 2005 the process was begun of merging Cordusio Immobiliare into UniCredit Real Estate S.p.A. (a company wholly owned by the Parent Company, which manages the Group's strategic assets). The merger was concluded and became effective on 30 June 2005.

INTERNAL AUDIT

With a view to internationalising internal auditing and with the prospect of expanding the operations of the subsidiary UniCredit Audit to other countries, in December 2005 a new company was incorporated under Irish law, based in Dublin, known as UniCredit Audit (Ireland) Ltd, fully owned by UniCredit Audit.

The newly incorporated company, which handles the audit activities of the Group's other Irish companies, may expand its activities in the future to Group companies in other European countries (with similar legal and regulatory environments) which do not have sufficient critical mass to justify a permanent audit structure on site.

IMMOBILIARE LOMBARDA SPA

In September 2005 Immobiliare Lombarda, in which the Group has an interest of 22.32% of share capital, approved a merger with Progestim SpA (Gruppo Fondiaria SAI), which provides for the latter's absorption into Immobiliare Lombarda, with the aim of best exploiting its real estate assets. Immobiliare Lombarda at the same time resolved on an overall capital increase of €128 million (of which €3 million to be contributed by the Parent Company and €18.3 million by UniCredit Banca d'Impresa). Upon completion of this transaction, the Group's interest in Immobiliare Lombarda was reduced to 9.01% of share capital.

ISSUANCE OF A HYBRID CAPITAL INSTRUMENT

On 5 October 2005, through trusts based in the state of Delaware, UniCredit launched a multi-tranche Tier 1 bond issue (included in the innovative Capital Instruments category). The instrument comprises a euro tranche of €750 million and a sterling tranche of £300 million, for an overall total equivalent to about €1.2 billion. The term of the two issues is indefinite and they are redeemable by the issuer from the end of the tenth year, and pay a fixed interest rate equal to 4.028% for the euro tranche and 5.396% for the sterling tranche, respectively, for the first ten years. Both are issued at par. After the first ten years the instruments will pay variable-rate quarterly interest pegged to Euribor and sterling Libor, respectively. The two new instruments have also been listed on the Irish Stock Exchange in Dublin.

COMMERCIAL UNION VITA

In January 2005 UniCredit Banca provided its share (€122.5 billion) of Commercial Union Vita's €250 million capital increase (inclusive of an €83 million issue premium), which is intended to endow the parent with the financial means necessary for making additional investments in the banks in the Banche Popolari Unite group, in connection with the banking and insurance project between the Commercial Union Vita and the BPU group. Following these additional investments, Commercial Union Vita holds an interest equal to 16.64% of the share capital of Banca Popolare Commercio e Industria Scrl and an interest equal to 14.15% of the share capital of Banca Carime SpA.

THE FIAT *CONVERTENDO* BOND

In September 2005 the €3 billion financing provided to FIAT Spa (the FIAT convertendo bond) in 2002 by a banking syndicate including UniCredito Italiano (which sub-participated €625 million to UniCredit Banca d'Impresa), fell due.

On maturity of the convertendo bond the banks underwrote a capital increase of €3 billion, which they paid up by offsetting their credit towards FIAT.

UniCredit Banca d'Impresa underwrote 60.6 million ordinary FIAT shares i.e. 5.55% of the ordinary share capital, paid by offsetting its €625 million credit and recognised in the Accounts in the amount of €445 million, i.e. at the official market price for the stock on 20 September 2005 (the date on which the participating share was underwritten).

OLIMPIA

Following Olimpia Spa's capital increase of €2 billion,– a transaction that forms part of the Telecom

Group's reorganisation plan - which was concluded in 2005 and which the Parent Company did not take part in, our interest was reduced to 4.77% (formerly 8.4%).

This dilution of the interest has no effect on UniCredit's investment, since the agreements signed with the Pirelli group provide, among other things, for clauses safeguarding the entire amount invested (€585 million).

DIVESTMENT OF HOLDINGS

As described in the Parent Company's annual report, the divestment of equity investments considered no longer strategic continued: of these the most significant was our 20.3% interest in the Serenissima motorway. In December 2005 UniCredit entered into an agreement with Banca Popolare dell'Emilia Romagna to sell to the latter our interests in certain savings banks located in the Province of Cuneo, viz. Cassa di Risparmio di Bra, Cassa di Risparmio di Fossano, Cassa di Risparmio di Saluzzo and Cassa di Risparmio di Savigliano. Conclusion of the sale is subject to BPEM obtaining the Italian regulators' approval.

In order to present Divisional data, subsidiaries' results have been summarised on the basis of the Divisional model valid until Novembre 2005.

Divisional figures (except those involving the New Europe Division) are restated so as to reflect the effects of the absorption of Banca dell'Umbria and Cassa Risparmio Carpi, which are included in the Retail Division, by UniCredito Italiano SpA, and of the transfer of the related business activities to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

For a detailed Divisional breakdown, please refer to the Scope of Consolidation Section.

(€ million)

DIVISIONAL HIGHLIGHTS	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
TOTAL REVENUES							
2005	**4,391**	**3,079**	**1,376**	**2,126**	**321**	**-269**	**11,024**
2004	***4,046***	***2,959***	***1,189***	***1,774***	***419***	***-184***	***10,203***
Operating expense							
2005	-2,750	-971	-796	-1,198	-423	93	-6,045
2004	*-2,722*	*-933*	*-743*	*-998*	*-382*	*77*	*-5,701*
OPERATING PROFIT							
2005	**1,641**	**2,108**	**580**	**928**	**-102**	**-176**	**4,979**
2004	***1,324***	***2,026***	***446***	***776***	***37***	***-107***	***4,502***
Adjustments, provisions and income from investments							
2005	-543	-493	-28	-63	211	5	-911
2004	*-473*	*-577*	*- 34*	*-123*	*-56*	*- 1*	*-1,264*
Income tax for the year							
2005	-489	-663	-137	-210	50	53	-1,396
2004	*-356*	*-572*	*-53*	*-113*	*62*	*33*	*-999*
NET PROFIT (EXCLUDING HVB)							
2005	**609**	**952**	**415**	**655**	**159**	**-118**	**2,672**
2004	***495***	***877***	***359***	***540***	***43***	***- 75***	***2,239***
Cost/income ratio (%)							
2005	62.6	31.5	57.8	56.3	n.s.	n.s.	54.8
2004	*67.3*	*31.5*	*62.5*	*56.3*	*n.s.*	*n.s.*	*55.9*

Note: The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, net of pertinent adjustments and infradivisional transactions. Other net income of the Parent Company and Other Subsidiaries, mainly represented by expenses claimed back from other Group companies, is deducted from operating expense.
Operating expense does not include restructuring costs.

Retail Division

The Retail Division expanded its activities in line with its mission - to consolidate its role as a key partner for households and small businesses, by focusing on quality of service, customer loyalty and personalisation of the customer relationship. Alongside UniCredit Banca ("UCB"), the pursuit of these objectives is shared by the specialist banks of the Division, namely UniCredit Clarima Banca ("Clarima"), our consumer credit and credit card arm, and UniCredit Banca per la Casa ("Banca per la Casa"), which specialises in residential mortgages.

As noted in the introduction, 2004 figures have been restated to take account of the effects of the corporate reorganisation of Banca dell'Umbria and Cassa Risparmio Carpi.

THE DIVISION'S ACTIVITIES

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT			CHANGE OVER	
RETAIL DIVISION	31.12.2005	30.09.2005	01.01.2005	30.09.2005	01.01.2005
Loans and Receivables with Customers	**62,572**	**59,989**	**54,648**	**+ 4.3%**	**+ 14.5%**
Direct and Indirect Deposits	**190,533**	**184,878**	**173,317**	**+ 3.1%**	**+ 9.9%**
Direct deposits [1]	77,954	72,521	68,027	+ 7.5%	+ 14.6%
Indirect deposits	112,579	112,357	105,290	+ 0.2%	+ 6.9%
In administration	*51,941*	*53,396*	*52,121*	*- 2.7%*	*- 0.3%*
Under management	*60,638*	*58,961*	*53,169*	*+ 2.8%*	*+ 14.0%*

1. Includes subordinated debt.

LOANS TO CUSTOMERS

Loans to customers by the Retail Division showed an increase of 14.5% over 2004, rising to € 62,572 million, driven chiefly by medium- to long-term loans. This trend is reflected in an increase in market share of approximately 0.25% both for total loans - up from 4.95% in December 2004 to 5.18% at the end of 2005 - and for the medium- to long-term component (up from 6.62% at the end of 2004 to 6.81% at the end of 2005). The data is homogeneous between the various periods and therefore does not include the securitisation of residential mortgages carried out in 2005.

The component which contributed most to the rise in lending was personal loans, which showed an increase of approximately €6 billion (or 18.3%) over the twelve months due to new loans of over €9 billion during the year. The buoyancy of the property sector drove up demand during the course of the year, thanks to further containment of the cost of borrowing and the continuation of tax breaks for building renovation, as well as the development of new products and channels and improvements to the efficiency and quality of our service.

The latter is an aspect in which Banca per la Casa has excelled. Its new brand aimed at emphasising its strong identity as a specialist bank and conveying its own distinctive values to the market: professionalism and specific expertise in the mortgage business; product and process innovation; centrality of the customer and sensitivity to her/his needs; accountability and reliability.

During 2005, its product range was enhanced by the addition of home and family insurance cover, as well as insurance for current accounts and credit cards, particularly 'revolving' cards.

Banca per la Casa closed 2005 with a total of €2,874 million of new lending, bringing the gross figure of outstanding mortgages to €11,733 million, representing a total of more than 135,000 loans and over 226,000 customers.

As at 31 December 2005, Banca per la Casa had 354 employees, 34 fixed-term contract workers, 6 staff members seconded from other companies of the Group, 15 branches across the country, a Customer Relations Centre, its own network of 106 financial consultants, and a website which also serves as a distribution channel in its own right.

To complete the distinctive 'multichannel' nature of its distribution strategy, Banca per la Casa is the key partner - with 89 agreements, up from 54 at the end of 2004, 42 new agreements signed in 2005 - for organised distribution networks, banks, insurance companies, stockbrokers and estate agents.

With a broad and flexible range of services, Banca per la Casa is capable of satisfying all of its customers' needs with solutions for all aspects of buying and renovating a home, offering mortgages of up to 40 years and loan-to-value of up to 100%. During the course of the year, the range was renewed both by restyling certain products and by launching new mortgage types and an entirely new range of products offered via Internet.

The consumer credit sector also made a positive contribution to the evolution of the Division's lending, principally in personal loans but also in plastic cards (including both debit cards and revolving cards): at the end of 2005 lending totalled €3.7 billion, with strong growth over the year (approximately €1bn in absolute terms), partly driven by sales campaigns focusing on the growing preference for this type of finance. The Division's production in 2005 included new personal loans to a total value of €1.9 billion (€1.4bn via the UCB network, and the remainder via Clarima branches) and more than 433,000 new cards issued - approximately 300,000 of these being of the revolving type - via Clarima and the distribution network of UCB.

In 2005 Clarima continued to develop its range of finance products to complete its product portfolio while pursuing, as in previous years, its marketing policy of making use of a multiplicity of distribution channels.

Collaboration with UCB's commercial network continued, through constant enhancement of products already launched successfully during 2004. Our *Creditexpress* personal loan continued to find clear favour with customers, enabling achievement of a high level of total credit granted (about €1.4

billion, up by 21% over 2004). A similar success story was witnessed in the distribution of credit cards: in addition to the continuing success of the UniCredit Plus revolving card - as demonstrated by the issuance of approximately 283,000 new cards during 2005 (up by 17% over 2004) - there was the distribution of a new 'gold' credit card to prime customers, approximately 50,000 cards being issued in the last quarter of 2005. Finally, there was the conclusion of an agreement with Banca per la Casa for the distribution of revolving cards to customers with mortgages: the full effects of this agreement will be seen during 2006.

With regard to non-captive distribution channels (i.e. outside the UCB network), there was a further increase in the number of branches dedicated to the placement of consumer credit products: at the end of 2005, the network comprised 11 operational branches and more than 6,000 participating traders, who over the year produced a sharp rise in the volume of credit granted (€315 million, up by 200% over 2004) in all the various consumer credit sectors (car-related, non-car, etc.); this confirms the sustainability of the strategy pursued by Clarima, which aims to become one of the principal players in this sector within a few years.

With a view to diversifying and enriching Clarima's product portfolio, particular emphasis was placed on the relaunch of 'cessione del quinto' loans (i.e. loans collateralised by a charge on one-fifth of an employee's salary), through the conclusion of new distribution agreements with financial companies specialising in the placement of this product: this effort, despite a sharp rise in competition in this sector, produced a substantial result in terms of total credit granted (€110 million, up by 60% over 2004).

Development of the distribution channel through partnership agreements with leading commercial companies was also pursued: during 2005 collaboration continued with some partners already acquired in the past (TIM, Allianz, Panorama, Lufthansa, Sara Assicurazioni), and new agreements were concluded with other well-known companies operating in various economic sectors (the agreement with Fiat Auto being of particular importance).

Overall, marketing through the various channels made it possible to achieve an annual total of €3 billion in new loans and approximately 610,000 new customers, including 135,000 with personal loans, 37,000 with targeted credit products, 6,000 with 'cessione del quinto' loans and 432,000 with new credit cards issued in 2005. At the end of the year there were 900,000 credit cards in circulation (of which over 57% were of the revolving type); in 2005 these cards originated approximately 11 million transactions with an overall value of €1.1 billion (up by 30% over 2004).

Over the year, the policy of recruiting qualified personnel for Clarima's various business areas was continued: as at 31 December 2005 its total workforce stood at 396 employees, of whom 124 work in the commercial network and 272 in head office departments. Worthy of note is the strengthening of the departments dedicated to credit risk management (issuing, monitoring and recovery of credit).

ASSET QUALITY [2]

Total non-performing and doubtful loans - which is the only figure that is comparable with 2004, following regulatory changes - grew broadly at the same rate as total loans in 2005. Thus the bad debt ratio (i.e., bad and doubtful debts to total loans) was virtually unchanged at 2.91% as against 2.88% at end-2004. It was the result of an increase in non-performing loans - the amount as well as the percentage of the total - and a drop in doubtful loans. This change in the proportions of bad and doubtful debts was inter alia due to transfer of previous doubtful loans to the non-performing category, as classification terms had expired.

(€ million)

LOANS TO CUSTOMERS - ASSET QUALITY

	31.12.2005		01.01.2005	
RETAIL DIVISION	CARRYING VALUE	PERCENTAGE OVER TOTAL	CARRYING VALUE	PERCENTAGE OVER TOTAL
Non-performing loans	990	1.58%	737	1.35%
Doubtful loans	829	1.32%	836	1.53%
Non-performing and doubtful loans	***1,819***	***2.91%***	***1,573***	***2.88%***
Restructured and past-due loans	516	0.82%	-	0.00%
Total impaired loans	***2,335***	***3.73%***	***1,573***	***2.88%***
Performing loans	60,237	96.27%	53,075	97.12%
Total loans to customers	**62,572**	**100.00%**	**54,648**	**100.00%**

CUSTOMER DEPOSITS

Total customer deposits, i.e. the aggregate of direct and indirect deposits, were €190.5 billion at the end of 2005, representing an increase of 9.9% over end-2004. Approximately 58% of the €17.2 billion increase in absolute terms, is attributable to direct deposits and the remainder to indirect deposits (assets under management and in administration). In detail, total direct deposits showed an increase of 14.6% for the year, while indirect deposits recorded an overall rise of 6.9% over end-2004, thanks to a 14% increase in assets under management.

Total direct deposits amounted to €78 billion, supported by bond issues of 8.3 billion during the year, with a €4 billion increase in stock over 2004.

Assets in administration, including securities deposited by customers for custody and administration, but excluding assets under management and mutual fund units purchased, amounted to €51.9 billion

2. The new rules regarding asset reporting, which were introduced in regulatory provisions that came into effect in 2005, call for the elimination of the category of loans "subject to restructuring" (and the inclusion under bad and doubtful debts of all loan exposure to customers that have even a single transaction being restructured) and the introduction of a new aggregate called "past due", which includes "loans that are more than 180 days past due." All customer loans which continuously exceed the due date for a period of over 180 days are to be reported in this category. As at 31 December 2004, past-due loans were included in performing loans.

at end-2005 (about 46% of the total indirect deposits), in line with end-2004. Other issuers' bonds to the value of about €4.2 billion were placed during the year.

Assets under management (asset management accounts, mutual funds sold and bancassurance products) amounted to €60.6 billion at the end of the year (54% of the total indirect deposits), up by €7.5 billion compared with the end of 2004. Analysis of the evolution of assets under management points up, in particular, the efforts made by the commercial network on asset management accounts, which were worth €15.3 billion at the end of 2005 (up by 79% over end-2004), thanks to a net inflow of over €6.6 billion from the Focus Invest product; and on bancassurance (policies and products with single or recurring premiums), the stock of which was at €21.6 billion end-2005, with an increase of approximately €2.7 billion (or 14%) over the twelve months.

SALES CHANNELS

BRANCH NETWORK

Reorganisation of the branch network continued in 2005, particularly that of UCB, on the basis of two guiding principles:

- **Implementation of the Industrial Plan objectives to transform and expand the network.** Criteria were established for the definition of 2006-2007 closures on completion of the Industrial Plan, and the relevant analyses were carried out, focusing not only on the residual overlaps between branches, but also on the selection on a cost/income basis of the branches targeted for possible closure. Altogether, 13 branches were specialised in 2005, and criteria were established for the identification of further branches to be specialised.
- **Drawing up and implementing the network optimisation plan.** The cost/income analyses carried out on each branch revealed areas of inefficiency, which were further examined with regard to profitability; the profit-and-loss accounts of those branches showing marginal profitability were then examined and possible changes were modelled and shared with the Regional Managements concerned. These models were used to identify ways of ensuring customer satisfaction and tools for promoting employee satisfaction; mechanisms for monitoring sales results were also put in place.

At 31 December 2005, the Division had 2,628 branches; this is 114 fewer than in December 2004, 17 new branches having been opened and 131 closed.

RETAIL DIVISION BRANCH NETWORK


76
137
256
542
434
69
85
20
97
19
391
53
70
177
21
70
4
39
17
51

REGION	UNICREDIT BANCA	BANCA PER LA CASA	UNICREDIT CLARIMA BANCA	TOTAL RETAIL
VENETO	541	1	-	542
EMILIA-ROMAGNA	432	1	1	434
PIEDMONT	389	1	1	391
LOMBARDY	251	4	1	256
LATIUM	173	3	1	177
FRIULI-VENEZIA GIULIA	137	-	-	137
APULIA	95	1	1	97
UMBRIA	85	-	-	85
TRENTINO-ALTO ADIGE	76	-	-	76
TUSCANY	68	1	1	70
CAMPANIA	68	1	1	70
MARCHES	69	-	-	69
LIGURIA	52	1	-	53
SICILY	48	1	2	51
SARDINIA	38	-	1	39
MOLISE	21	-	-	21
ABRUZZO	20	-	-	20
VAL D'AOSTA	19	-	-	19
CALABRIA	16	-	1	17
BASILICATA	4	-	-	4
TOTAL	**2,602**	**15**	**11**	**2,628**

CALL CENTRE

The number of customers using telephone banking services reached 864,000 at the end of 2005 (up by 35% over 2004).

Inbound activity (incoming calls to the bank) consisted of 3,781,000 calls (up by 21%) to the automatic answering system and 1,268,000 to operators (up by 6%). 91% of the operator telephone traffic related to pre- and after-sale services; the number of transactions carried out on accounts was 107,000. During 2005 there was a pick-up in securities activity: 73,000 transactions (up by 10%) were executed; however, the number of other transactions on accounts remained essentially unchanged. The activities of the Internet help desk involved a total of 212,000 calls (up by 49%), a sign of the growing interest in this channel, which is constantly being enhanced with new functionalities. More than 24,500 e-mail messages were handled.

With regard to Outbound activity (initiated by the Bank, with outgoing calls), 28 campaigns were carried out in 2005, involving 1,083,000 calls. There were 12 telemarketing campaigns, involving 577,000 calls; and 16 customer retention and survey or questionnaire campaigns, involving 506,000 calls.

The rise in operator telephone traffic was handled without any increase in human resources, thanks to the improved efficiency obtained through the training of the operators in order to improve their skills and ability to act in many areas simultaneously.

INTERNET BANKING

The number of UniCredit Banca customers using the *Banca Multicanale* service reached 1.1 million at the end of 2005, representing an increase of 43% over the year, with 1.2 million accounts enabled.

In particular:

- The number of private customers rose by 43% to 910,630.
- The number of small business customers rose by 41% to 187,398.
- The number of customers using the *Banca Multicanale* service represented 60% of the total number of users.

The attention we devoted to the Internet channel made UCB one of the market penetration leaders among online finance websites, with over 1.5 million site visitors per quarter.

The evolution of the service during 2005 focused on security and on the migration of customers from traditional channels to the newly-developed ones. Customers' needs were satisfied by constant updating of the UCB website and by the introduction of new functionalities including:

- *UniCredit Pass:* a real innovation in online security. The new authentication technology enables UniCredit Banca customers to carry out online banking operations with maximum safety and simplicity.
- *BANKPASS Bollette:* among other things, makes it possible to pay RAI television licence fees and AEM electricity bills via the Internet.

- The new Online Documents service makes it possible to consult securities trades records and corporate transactions in electronic format, with the advantage of being able to retrieve the documentation quickly and easily.
- Payment of Italian tax (ICI, Import F24), standing orders, digital TV top-ups and Telecom bills.

In 2005 UCB customers were particularly active in online donations, which confirmed the importance of this channel for this activity. Approximately €550,000 was donated by more than 10,000 transfers to various bodies, such as: AIRC, Lega del filo d'oro, Canguro O.N.L.U.S., Istituto Giannina Gaslini and associations providing aid to populations stricken by the Tsunami in Asia.

The work of the *Banca Multicanale* enabled UniCredit Banca to obtain the following recognition:
- The *Cerchio d'Oro* Award for Financial Innovation, won by the Secure Online Banking project in the Technology category.
- The MF Innovation Award (in its second year), won by *La Banca Multicanale Privati* (private individuals) and the *Genius Revolution* range.

Foremost in the marketing of Web banking services, UniCredit Banca received the award for the best Web banking marketing and confirms the success of its marketing strategy in the online finance sector (*OF - Osservatorio Finanziario*).

PROFIT AND LOSS ACCOUNT

The Retail Division closed 2005 with a net profit of €609 million (up by 23% over 2004).

As mentioned above, 2004 data have been suitably restated to take account of the spin-off from the Division of the non-retail activities connected with the former banks Banca dell'Umbria and Cassa Risparmio Carpi.

REVENUES

Net interest income for 2005 was €2,509 million, a rise of 8.1% on 2004, thanks to favourable trends in both net interest and profits of companies consolidated at equity. The positive trend in net interest, up by 7.4% on 2004, was driven in particular by the growth in total volumes (total customer loans were up by 14.5% on the year), which has more than offset the effect of the narrowing spread between lending and deposit rates. The quarterly total for net interest rose steadily throughout the year, with a fourth-quarter increase of €30 million compared with the third quarter of 2005. Dividends and profits from consolidated companies stand at €40 million at the close of the year, compared with €18 million at the end of 2004, thanks to better results achieved by companies in the insurance sector.

(€ million)

PROFIT AND LOSS ACCOUNT

RETAIL DIVISION	YEAR 2005	YEAR 2004	CHANGE PERCENT.	Q 4 2005	Q 4 2004	CHANGE PERCENT.
Net interest income	2,509	2,321	+ 8.1%	654	607	+ 7.7%
Net commissions	1,866	1,718	+ 8.6%	457	477	- 4.2%
Other net income	16	7	+ 128.6%	11	-17	- 164.7%
Total revenues	**4,391**	**4,046**	**+ 8.5%**	**1,122**	**1,067**	**+ 5.2%**
Payroll costs	-1,564	-1,543	+ 1.4%	-393	-378	+ 4.0%
Other expenses, amortisation and depreciation	-1,186	-1,179	+ 0.6%	-279	-282	- 1.1%
Operating expenses	**-2,750**	**-2,722**	**+ 1.0%**	**-672**	**-660**	**+ 1.8%**
OPERATING PROFIT	**1,641**	**1,324**	**+ 23.9%**	**450**	**407**	**+ 10.6%**
Net writedowns on loans	-407	-277	+ 46.9%	-175	-82	+ 113.4%
Restructuring costs	-85	- 145	- 41.4%	-85	- 145	- 41.4%
Provisions and other items	-51	-51	-	-21	-23	- 8.7%
PROFIT BEFORE TAX	**1,098**	**851**	**+ 29.0%**	**169**	**157**	**+ 7.6%**
Income tax for the period	-489	-356	+ 37.4%	-106	-62	+ 71.0%
NET PROFIT FOR THE PERIOD	**609**	**495**	**+ 23.0%**	**63**	**95**	**- 33.7%**

PROFITABILITY RATIO						
Cost/Income	**62.6%**	**67.3%**		**59.9%**	**61.9%**	

Net non-interest income was €1,882 million at the end of 2005 (up by 9.1% on 2004), made up of net commission of €1,866 million (up by 8.6% on 2004) and other net income of €16 million (€7 million in 2004).

The positive trend in commission income, which grew steadily over the year, was largely thanks to UniCredit Banca's sales of investment products (asset management, bancassurance, bond loans), up by approximately €75 million compared with 2004 and largely attributable to commissions received from other Group entities for placement activities. Also notable is the contribution of management fees (up by €45 million compared with 2004) and commission on other services to customers (financing and collection/payment services), up by about €20 million on 2004. Clarima made a good contribution to the increase in aggregated income (about €10 million a year) deriving from the greater sales volumes (loans and cards) achieved during the year.

The total revenue for 2005 therefore stands at €4,391 million, +8.5% compared with €4,046 million in 2004, with a rising quarterly level in 2005 (fourth quarter €1,122 million compared with €1,094 for the third quarter).

OPERATING COSTS

Operating costs amounted to €2,750 million, representing a 1.0% increase on 2004 (€2,722 million). The cost/income ratio of the Division was 62.6%, compared to 67.3% in 2004.

Personnel costs, at €1,564 million, were up by 1.4% compared with 2004 (up by €21 million in absolute terms): the savings achieved through efficiency improvements, which involved a workforce reduction of 737 (full time equivalent) employees compared with end-2004, were offset both by increases attributable to the renewal of the national collective bargaining agreement (CCNL) and by scheduled pay rises and employee incentive schemes. Work continued on a major reshuffle of UniCredit Banca personnel in favour of the sales function (the sales network comprised 1,030 employees at the end of 2005, compared with approximately 700 in 2004), an indicator of the strong drive towards development of the bank's commercial business.

Other non-personnel operating costs, administrative costs, net of the recovered component and inclusive of depreciation, amounted to €1,186 million. The 0.6% increase compared with 2004 is entirely attributable to the indirect tax component for the residual portion not recovered from customers (€8 million for the year), the higher costs of which are caused by the increase in stamp duty under Italy's 2005 Budget. These higher costs – not directly controllable – were due to offsetting of the greater costs for projects and for the services supplied by other companies of the Group, by savings on current expenses and lower levels of depreciation.

Operating profit for 2005 was €1,641 million, a 23.9% increase (equivalent to €317 million) over 2004. With oerating profit of €450 million, the fourth quarter was the best of 2005.

NET PROFIT

Net writedowns on loans were €407 million, a rise of €130 million compared with 2004. The increase was attributable both to the sharp rise in lending (not only by UniCredit Banca, but also by Clarima and Banca per la Casa) and to the adjustments entailed by the classification as unrecoverable of items for which the deadline for late payment on contractual due dates has expired. The risk cost (net writedowns/net loans) was 0.65%, compared with 0.51% at the end of 2004.

Provisions for other risks and charges amounted to €51 million, unchanged from 2004, and related principally to debt recovery actions, other legal action in progress and complaints. At the end of the year, expenses were also earmarked for early retirement incentives, for a current value of €85 million, associated with the reorganisation of the Group following the merger with HVB.

Income tax amounted to €489 million (compared with €356 million in 2004) owing to the negative effects, with respect to December 2004, produced by:

- Legislative changes (Decree-Law 168/2004) which have rendered Writedowns on loans to customers non-deductible for the purposes of banks' IRAP (Imposta Regionale sulle Attività Produttive = regional tax on productive activities);
- Introduction by the Veneto Region of an IRAP rate one per cent higher compared with 2004.

The tax rate thus stood at 44.5% at the end of 2005, an increase on the figure of 41.8% for 2004.

Corporate and Investment Banking Division

In 2005, despite a generally lacklustre macroeconomic environment, loans to customers by Corporate and Investment Banking Division banks posted a strong increase. Most manufacturing areas reported a period of cyclical correction, which normally follows a long recessionary period. This period certainly did not benefit from raw material price tensions, and especially those related to primary sources of energy. In addition to this there was the historically inadequate capital structure of Italian companies, and especially small companies, which are frequently under-capitalised and have high debt levels resulting from excessive reliance on short-term sources of finance. On the other hand, for over two years market rates have been at historic lows, which contributed positively to the propensity of companies to borrow allowing them to continue efforts to shift liabilities towards longer term forms of financing, which, compared to short-term loans, have a lower and less volatile cost.

In this environment, UniCredit Group's Corporate and Investment Banking Division continued its support of the economy and the growth of small and medium-sized Italian companies without, however, sacrificing the proper assessment of risk profiles and customer credit ratings. In doing so, it increased its relationships with the business world and provided qualified support to businesses. This support translated into a selective increase in loan volume, especially in the medium and long-term areas, and an expansion in corporate finance and collection and payment services abroad. Efforts (as a result of agreements with industry associations) aimed at supporting the investments of business customers in research, innovation and internationalisation were particularly intense.

THE DIVISION'S BUSINESS ACTIVITIES

LENDING

In 2005, despite the downturn in the domestic economic situation, Italian businesses increased their gross fixed investments and financial investments. In order to cover the resulting financial requirements, the business sector found the UniCredit Group to be a reliable and attentive partner. In fact, the companies of the Corporate and Investment Banking Division showed that they were capable of offering support in line with the growth requirements of the business world by offering specialist services, financial consulting and loans in line with their actual needs, thereby strengthening the operating structure of the business customer through an integrated liability management process aimed at reducing their financial exposure and improving their industrial performance.

(€ million)

MAIN BALANCE SHEET ITEMS	AMOUNTS AS AT			CHANGE OVER	
	31.12.2005	30.09.2005	01.01.2005	30.09.2005	01.01.2005
Loans and receivables with customers	**71,810**	**70,560**	**65,698**	**+ 1.8%**	**+ 9.3%**
- UniCredit Banca d'Impresa	54,019	53,017	49,504	+ 1.9%	+ 9.1%
- UniCredit Banca Mediocredito	4,383	4,684	4,819	- 6.4%	- 9.0%
- Locat	10,904	10,085	9,273	+ 8.1%	+ 17.6%
- UniCredit Factoring	1,929	1,776	2,247	+ 8.6%	- 14.2%
- UniCredit Banca Mobiliare	988	1,105	813	- 10.6%	+ 21.5%
- Other companies	-413	-107	-958	+ 286.0%	- 56.9%
Direct customer deposits	**27,947**	**24,397**	**21,457**	**+ 14.6%**	**+ 30.2%**
Deposits from customers	17,642	15,429	15,006	+ 14.3%	+ 17.6%
Securities in issue	10,305	8,968	6,451	+ 14.9%	+ 59.7%

There was a significant increase in loans to customers of the Corporate Banking Division on an annual basis (up by 9.3%) and over the third quarter of 2005 (up by 1.8%) reaching a level of €71,810 million. Although large, the increase in loans was targeted and selective with lending decisions subject to a strong focus on the credit rating of the customer and with the prudent management of prices in relation to risk.

Seventy-five percent of the Division's loan portfolio was with UniCredit Banca d'Impresa, whose loans totalled €54,019 million, representing a 9.1% increase on an annual basis, as a result of €4,515 million in additional utilisation. The bank's lending activities were focused in particular on the segment of non-financial companies with revenues under €100 million and on medium and long-term products.

During the period, Banca d'Impresa provided about 18% of the new loans that non-financial companies (excluding large groups) have obtained from the banking industry. The bank's penetration of this segment of companies was 13.5%. If the aggregate also includes small manufacturing companies, Banca d'Impresa's share of total new loans provided by the industry would rise to 25% with a penetration index of 15.6%.

An analysis of trends of the various loan types is consistent with the process of shifting the loan portfolio towards loans with longer maturities which has taken place over several years. More specifically, the mortgage area, with loans of €15,607 million at year-end, achieved the most significant annual growth (up by about 30%) with a percentage of total loans rising from 24.2% in 2004 to 29.4% at the end of 2005.

About 15% of the Division's overall loans were due to the operations of Locat, which reported leases of €10,904 million at year-end, a 17.6% increase over December 2004. During the last quarter, the company generated new leasing volume of €819 million, an increase of 8.1% over September 2005.

As regards new leases, overall growth was 15.4% (to €44,068 million) with a 30.8% increase in property leases and a 19.9% increase in aircraft and railway leases. Growth was slower in vehicles (up by 2.8%) and capital assets (up by 1.4%), whose performance is more closely tied to economic activity.

Loans with customers of UniCredit Banca Mobiliare (UBM) totalled €988 million. This aggregate was up by €175 million over 2004. UBM's loans contributed 1.4% to the Division's loan portfolio.

There was a sharp decline in the share of the Division's loans provided by UniCredit Banca Mediocredito from 7.3% in December 2004 to 6.1% at the end of 2005. In absolute terms, this aggregate totalled €4,383 million at year-end representing a 9.0% annual decrease and a 6.4% reduction from September. This significant reduction was attributable to the impact of launching the project to shift the banking division to UniCredit Banca d'Impresa. In fact, this significantly limited (especially in the second half of the period) the growth in new loans to customers in concert with UBI, enabling the latter to hold the new lending on its own books with the aim of providing better customer service.

ASSET QUALITY[3]

In 2005, the period of cyclical problems that began several years ago continued in the Italian economy. The cyclical recovery, which was forecast to occur in the year just ended, did not in fact take shape, and instead an economic stagnation continued that had major repercussions on domestic demand and corporate profitability.

The Corporate and Investment Banking Division attempted to counter the unfavourable effects of the economic environment by implementing a conservative loan approval policy associated with careful and constant monitoring of the credit quality of borrowers.

3. The new rules regarding asset reporting, which were introduced in regulatory provisions that came into effect in 2005, call for the elimination of the category of loans "subject to restructuring" (and the inclusion under bad and doubtful debts of all loan exposure to customers that have even a single transaction being restructured) and the introduction of a new aggregate called "past due," which includes "loans that are more than 180 days past due." All customer loans which continuously exceed the due date for a period of over 180 days are to be reported in this category. As at December 2004, past-due loans were included in performing loans.

(€ million)

LOANS TO CUSTOMERS - ASSET QUALITY				
	31.12.2005		01.01.2005	
CORPORATE AND INVESTMENT BANKING DIVISION	CARRYING VALUE	PERCENTAGE OVER TOTAL	CARRYING VALUE	PERCENTAGE OVER TOTAL
Non-performing loans	888	1.24%	960	1.46%
Doubtful loans	448	0.62%	384	0.59%
Non-performing and doubtful loans	***1,336***	***1.86%***	***1,344***	***2.05%***
Restructured and past-due loans	565	0.79%	208	0.32%
Total impaired loans	***1,901***	***2.65%***	***1,552***	***2.36%***
Performing loans	69,909	97.35%	64,146	97.64%
Total loans to customers	**71,810**	**100.00%**	**65,698**	**100.00%**

Comparison with 2004 shows that the Division achieved good results in terms of credit quality in 2005. Total non-performing and doubtful loans - which is the only figure that is comparable with 2004, following regulatory changes - contracted slightly; consequently, the bad debt ratio (bad and doubtful debts to total customer loans) fell from 2.05% to 1.86%, i.e. by almost one-fifth of a point. This was the result of a reduction of €72 million in the carrying value of non-performing loans - which fell from 1.46% to 1,24% of total loans - and a €64 million increase in doubtful loans, which rose only slightly over the 2004 level at 0.62% of total loans, as against 0.59%. Restructured loans and past due loans (overdue by more than 180 days, considered performing in the 2004 Accounts) were €565 million, or 0.79% of total loans. Impaired loans therefore totalled €1,901 million, or 2.65% of total customer loans.

INVESTMENT BANKING & FINANCIAL PRODUCTS

In 2005 UBM's operations generated revenues of €704.9 million, an increase of 8.2% over 2004. Investment Banking contributed about €133.6 million (up by 86.7%), and Financial Products about €571.3 million (down by 1.5%) to this result.

Investment Banking

In 2005 the revenues of Investment Banking totalled €133.6 million, an increase of 87% over 2004 excluding interest income generated on lending transactions structured by UBM and reported by other booking units in the UniCredit Group.

In 2005 UBM confirmed its leadership position in the Italian structured finance and syndications market with revenues of about €61 million, an increase of 84% over 2004. Of this amount, €6 million was from commissions on operations with foreign customers. To be specific, during the year UBM acted as mandated lead arranger in over 30 transactions in the domestic market. As regards the bank's foreign area, the growth initiative at the beginning of the year allowed UBM to establish and strengthen a productive network of relationships with major international players and to take on significant roles in several of the main syndicated transactions in Europe. In the M&A area, which reported revenues of €3 million (a decrease from the previous period), thirteen transactions and special assignments were carried out and completed. Major customers assisted in the transactions that were successfully completed included: Fiera Bologna, Fidis, Meta (in its merger with Hera), Cassa Depositi e Prestiti (the Terna transaction), RAS (in the sale of Bernese Assicurazioni), Vicenzi Biscotti (in the acquisition of Parmalat bakery business), the sale of Cantieri del Pardo – Dufour Yachts, Agorà (in the sale of AEDES) and AMGA Genova (the purchase of the controlling interest in Acqua Italia).

Revenues generated in the Equity Capital Markets area totalled €24.5 million in 2005, a significant increase over the same period of 2004 (up by 100%). UBM served as global co-ordinator and bookrunner in two major IPOs in the last 5 years (Toro and Safilo), and also played a leading role in several major capital increase transactions (Pirelli, Fastweb and Alitalia) and the exit of Apax from Azimut through accelerated book building. Its activity in public offers was also significant. UBM acted as co-ordinator in the following transactions: Telecom Italia/Telecom Italia Mobile, Telecom Italia Media/Treasury stocks, Allianz/Ras; Della Valle/Marcolin, Amga/Genova Acque and Finmeccanica/Datamat.

The Debt Capital Markets area ended the year with revenues of €10.9 million, a drop of 56% from 2004. During the period under review, despite the de-leveraging policy of many corporate issuers and abundant liquidity in the bank lending market, UBM acted as bookrunner in the main issue carried out in 2005 by an Italian issuer: €1 billion on behalf of Telecom Italia at a variable rate and term of 7 years. The bank also strengthened its position in international markets and its leading role in the domestic market by carrying out some of the most significant transactions in the euro area, acting as joint bookrunner in benchmark issues for the Italian Republic (€6 billion with a 30 year term), the Republic of Greece (€5 billion with a 5 year term), the Republic of Portugal (€3 billion with a 5 year term) and the benchmark issue with a 10 year term for the European Investment Bank (€5 billion with a 10 year term).

In 2005, securitisation transactions generated total revenues of €5.8 million (including revenues of €3.2 million for the subsidiary ECS), a sharp increase (up by 66%) over the €3.5 million in 2004.

Corporate Financial Risk Management transactions in the Investment Banking area generated income of €31 million, an increase of 109% over 2004.

In particular, income totalling €16.4 million was reported in 2005 for Public Authority and Financial Institution customers. Derivative transactions for government customers rose by 152% over 2004 in an environment of growing competition in the domestic market. In 2005, income from Large Corporate customers totalled €14.6 million, a 77% increase over 2004 with a healthy increase in volume.

Financial Products

In 2005, revenues of the Sales area totalled €246.9 million, a fall of 12.8% from 2004.

Derivative structuring and sales for corporate customers were carried out under adverse market conditions and an unfavourable regulatory environment. Continued low interest rates during the year, and the introduction of new international accounting standards at the beginning of 2005 (several of which - IAS 32 and 39 - led to significant book-keeping innovations) had an impact on the scope for marketing derivative products. In this adverse environment, sales activities were supported by specific initiatives aimed at improving their effectiveness and broadening efforts to obtain new customers. A specific training programme in collaboration with Bocconi University in Milan, was initiated in 2004 and aimed at enhancing the professional skills of derivative product specialists operating in the UniCredit Banca d'Impresa branch network.

In 2005, the Equity area generated revenues of €26 million, an increase of 14% over 2004. During the year, the team arranged meetings between institutional investors and over 45 listed companies in Italy and abroad, and handled research and institutional sales for several major IPOs (Toro Assicurazioni and Safilo). UBM also proved itself as one of the largest players in the Stock Option, Index Options and S&P Future segments of the IDEM derivative market.

Operations in the Trading area were characterised by low profit volatility owing to the diversification of profit-generating capabilities with about 80% coming from the two derivative product areas (Interest Rate, FX and Commodity Trading, and Equity Trading) and the remaining 20% from cash product operations (Fixed Income Trading). In 2005, revenues of the Trading area rose by 9.3% overall ending the year with a total of €324.4 million.

During the year there was a low degree of seasonality, including in less favourable months (the summer and end of year), confirming the ability of the operations area to generate value in markets on a stable basis. The achievement of preset targets, with a significant increase over 2004, occurred using the same stringent risk limits with an average utilisation of daily VaR broadly in line with 2004.

PROFIT AND LOSS ACCOUNT

The Corporate and Investment Banking Division made profits of €952 million, an increase of 8.6% over 2004.

The narrowing of spreads on loans and the reduced need on the part of corporate clients for derivatives (IRS and currency swaps) were offset by marked growth in lending, accompanied by the offer of high-quality services, which boosted commission income, on the one hand, and helped to contain costs, on the other, thanks to increasing use of online services by our corporate clients.

REVENUE

Net interest income rose by 3.1% in 2005 and reached €1,609 million, despite abundant liquidity in the market and strong competition from other banks, which meant that there was constant, intense downward pressure on customer spreads. Growth was sustained by expansion of lending volume, as described in the section on the Division's activity.

(€ million)

PROFIT AND LOSS ACCOUNT	YEAR			Q 4		
CORPORATE AND INVESTMENT BANKING DIVISION	2005	2004	CHANGE PERCENT.	2005	2004	CHANGE PERCENT.
Net interest income	1,609	1,561	+ 3.1%	427	385	+ 10.9%
Trading, hedging and fair value income	783	813	- 3.7%	122	127	- 3.9%
Commissions and other net income	687	585	+ 17.4%	162	154	+ 5.2%
Total revenues	**3,079**	**2,959**	**+ 4.1%**	**711**	**666**	**+ 6.8%**
Payroll costs	-520	-484	+ 7.4%	-133	-117	+ 13.7%
Other expenses, amortisation and depreciation	-451	-449	+ 0.4%	-114	-119	- 4.2%
Operating expenses	**-971**	**-933**	**+ 4.1%**	**-247**	**-236**	**+ 4.7%**
OPERATING PROFIT	**2,108**	**2,026**	**+ 4.0%**	**464**	**430**	**+ 7.9%**
Net writedowns on loans	-411	-484	- 15.1%	-118	-108	+ 9.3%
Restructuring costs	-27	- 33	- 18.2%	-27	- 33	- 18.2%
Provisions and other items	-55	-60	- 8.3%	-6	-45	- 86.7%
PROFIT BEFORE TAX	**1,615**	**1,449**	**+ 11.5%**	**313**	**244**	**+ 28.3%**
Income tax for the period	-663	-572	+ 15.9%	-131	-69	+ 89.9%
NET PROFIT FOR THE PERIOD	**952**	**877**	**+ 8.6%**	**182**	**175**	**+ 4.0%**

PROFITABILITY RATIO						
Cost/Income	**31.5%**	**31.5%**		**34.7%**	**35.4%**	

The other revenue components recorded net income of €1,470 million, an increase of 5.2% over 2004. The expected decline in income from derivative sales (trading profit fell by 3.7%) was effectively offset by energetic marketing of other customer services, which produced €687 million net commission and other income - an increase of €102 million (or 17.4%) over 2004 and quarterly increases constantly better than the average for 2004. This performance comprised new loan-related income (loan fees and guarantee commission both grew) and higher income from foreign business and collection and payment services, as well as greater revenue from UBM's investment banking business.

Total revenue was thus €3,079 million, up by €120 million or 4.1% over 2004. This growth is all the more remarkable if we recall the sharp drop in income from derivative sales, which were influenced by changed market conditions. Excluding the "trading, hedging and fair value" item from total revenues, growth in the latter was 6.4%.

OPERATING COSTS

Operating costs including depreciation were €971 million in 2005, up by €38 million or 4.1% over 2004, the increase being largely due to payroll expense.

The Corporate and Investment Banking Division's payroll was €520 million, up by 7.4% over 2004. This increase was due as to two-thirds to UBM's internationalisation strategy, especially its London branch costs. The impact of the variable pay component was also significant, as were the pay increases following renewal of the collective bargaining contract for Italian bank employees; these increases more than offset the effects of a reduction of 176 in staff numbers over the year.

Other administrative expense, net of recoveries and including depreciation, was stable (up by 0.4%), despite the rise in the cost of outsourced services due to growth in the Division's businesses.

Given the alignment of cost and revenue increases, the Division's cost/income ratio was also stable at 31.5%.

Operating profit was €2,108 million, up by 4% over 2004.

NET PROFIT

Loan writedowns, restructuring costs and allocations to provisions for risks and charges totalled €493 million - a fall of €84 million or about 15% over 2004. This improvement is largely atributable to the trend in loan writedowns, which declined by €73 million (in 2004 loan writedowns were high, not least on account of certain large exposures). The Division's ratio of net writedowns to total customer loans returned to the average for the Group, viz. 0.57% as against 0.74% in 2004.

Profit before tax was thus €1,615 million, up by 11.5% over 2004. Income tax amounted to €663 million (up by 15.9%), and our tax-rate was 41.1%, an increase of 39.5% over 2004. The increase in our tax-rate was due to changes in tax law (Law-Decree 168/04) whereby writedowns on customer loans are no longer deductible from banks' profit subject to IRAP (the regional tax on productive activity) and to the Veneto Region's one percentage point increase in its IRAP rate.

Private Banking and Asset Management Division

Financial assets under administration and management by the Private Banking and Asset Management Division stood at over €209 billion at 31 December 2005, including some €4.3 billion deriving from the acquisition of the AMSouth funds in the US (completed in September). These amounts show an increase of 21% since the beginning of the year.

The increase in assets is due both to the favourable market conditions and to very healthy results achieved in terms of net deposits acquired since the beginning of the year by all of the Division companies.

More specifically:

- Pioneer recorded net inflows of around 9.8 billion, of which €7.5 billion in Italy; the market share of Italian funds was 15.57%, up by 103 basis points compared with 2004, confirming its position as the second leading asset manager.
- UniCredit Private Banking posted a net inflow of approximately €4 billion, of which €1.8 in the managed segment, equivalent to 21% of the system, and thus the positive new asset management (FocusInvest and Investment Program) trend continued.
- Xelion recorded a net total inflow of €1.8 billion, of which almost €1.4 billion in the managed segment, and a market share of 13% (Assoreti figures).

The improvement in the managed segment on total financial assets continued and stood at roughly 80%, on the rise on the 2004 figure by roughly 80 basis points.

(€ million)

DIRECT AND INDIRECT DEPOSITS

	AS AT			CHANGE OVER	
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	**31.12.2005**	**30.09.2005**	**31.12.2004**	**30.09.2005**	**31.12.2004**
Direct and indirect deposits	209,400	203,300	172,800	+ 3.0%	+ 21.2%

THE DIVISION'S OPERATIONS

UNICREDIT PRIVATE BANKING SPA

In 2005, UPB proved itself to be the largest Italian bank entirely dedicated to the private banking segment via 150 branches and over 1,200 employees, serving approximately 40,000 client families.

The financial year was characterised by an excellent performance trend demonstrated by a significant improvement in principal performance indicators, with ROE up by over 3% to 29.7%, (previously 26.2%).

The outstanding sales trend made it possible for the bank to achieve net inflows of approximately €4.0 billion (figures inclusive of approximately €1.4 billion relating to extraordinary items).

Managed asset results were excellent, up by about €1.8 billion (amounting to 21% of the System's total borrowing) driven by the flow of the new asset management accounts Investment Program and Focusinvest amounting to approximately €4 billion.

(€ million)

UNICREDIT PRIVATE BANKING - KEY FIGURES	AS AT			CHANGE OVER	
	31.12.2005	30.09.2005	31.12.2004	30.09.2005	31.12.2004
Clients' total assets under administration [1]	54,269	52,368	46,068	+ 3.6%	+ 17.8%
No. Of Client Managers	593	590	575	+ 3	+ 18
Clients' total assets per Client Manager	91.5	88.8	80.1	+ 3.1%	+ 14.2%

1. 2004 figure is restated to take into account the effects of the absorption of the private banking business of Banca dell'Umbria and Cassa Risparmio Carpi.

As at 31 December 2005, total assets managed by the Bank and its subsidiaries, net of elisions and duplications, reached €63.1 billion, recording growth of around 21% compared with December 2004. Approximately 86% of this relates to UniCredit Private Banking alone.

UPB's financial assets exceeded €54 billion at the end of the year. Compared with the position at 31 December 2004, closing at €44.6 billion, growth was around 21.8%. Part of the increase (approximately €1.6 of the €9.7 billion) was due to the contribution made by private clients joining the bank following the absorption of Banca dell'Umbria and the Cassa Risparmio Carpi.

At the end of the year, assets under management reached €22.2 billion (up by 21.7% on 2004) with a significant increase in asset management accounts (up by 33.4%), whilst deposits under administration amounted to €27.6 billion (up by 23.0%) and direct deposits amounted to €4.5 billion (up by 15.2).

The progressive development of relationships with top clients sustained credit growth which, as at 31 December 2005, exceeded €1 billion, (up by 38.6% compared with 2004). The increase benefited from an upturn in mortgage loans (up by 25.2%) and current accounts (up by 25.3%) and reflects significant loyalty from prime clientele.

During the year, the drive for maximum flexibility in terms of organisational structures, consolidation of services and products offered and greater employee specialisation, continued.

Initiatives related to:

- The organisational structure, with centralisation of human and organisational resources in a single unit (Organisation and Resources Department), optimisation of some Investment Department structures and formation of the Wealth Advisory Department to boost support in terms of advice for the sales network and for customers of high standing. In addition, responsibility for managing clients with assets in excess of €10 million was attributed to the Sales Department.
- Expansion of the product range, enabling clients to take advantage of new products and services supplied by specialist companies (new hedge funds, new subfunds of the Pioneer Luxembourg-domiciled fund, new insurance policies). In the area of asset management, the new Investment Program service dedicated to clients with potential assets in excess of €1 million was launched, in collaboration with Pioneer and exclusive to UPB. In addition, a new asset management product was introduced, characterised by a total return approach aiming to obtain positive returns in absolute terms by means of monitoring risk using VaR methodology.
- Defining career paths and training schedules, aimed at growth within individual roles to ensure consistency with individual capabilities, skills enhancement and increased employee motivation. The launch of the Masters in Private Banking organised in collaboration with the Faculty of Economics at the University of Turin and the ESCP-EAP European School of Management, should be noted; and
- Completion of numerous initiatives to optimise systems and procedures with the activation of new services, review of the credit provision process aimed at reducing decision times by simplifying the preliminary investigation procedure for small loans and launch of the Business Continuity Plan co-ordinated by the Parent company.

2005 was also characterised by major wide-ranging initiatives:

- The *Advice* project, which aims to increase and standardise the Network's financial advice skills by means of a single advice process offered to different client segments.
- Continuation of the *Commercial structure rationalisation and resource enhancement* project with the completion of the client potential service model which is dependent upon introducing investment specialists into the distribution structure (currently around 50 employees).
- The *Growth* project aimed at supporting expansion by defining a structured process and a methodology aimed at maximising the probability of success when it comes to acquisitions.

Continuing its corporate rationalisation, UPB sold 100% of the share capital of its subsidiary Fiduciaria Risparmio Torino SIM S.p.A. to Pioneer Global Asset Management S.p.A., and absorbed UniCredit Private Wealth Advisory S.r.l. UniCredit (Suisse) Trust S.A., a trust company governed by Swiss law and 100% owned by UniCredit (Suisse) Bank S.A. was formed and launched. As part of the Group project known as *F2*, absorption of private banking business from the Banca dell'Umbria and the Cassa Risparmio Carpi continued, strengthening UPB's presence in the Italian market.

UNICREDIT XELION BANCA SPA

During 2005 there was a marked improvement in Xelion's assets (up by 22%), rising from €12.1 billion at the end of 2004 to €14.8 billion.

(€ million)

UNICREDIT XELION BANCA - KEY FIGURES	AS AT			CHANGE OVER	
	31.12.2005	30.09.2005	31.12.2004	30.09.2005	31.12.2004
Clients' total assets under administration	14,797	14,093	12,058	+ 5.0%	+ 22.7%
Financial Studios [1]	114	117	118	- 3	- 4
Financial Consultants	1,967	1,977	2,067	- 10	- 100
Clients' total assets per Financial Consultant	7.5	7.1	5.9	+ 5.6%	+ 27.1%

1. These are street-level premises, with display windows and prestigious furnishing. At the end of December there were 243 upper-level consultants offices.

Net new deposits of €1.858 million contributed to this growth, amounting to 13% of market share on the financial consultant network system (against market share in equities of 7%), with the remainder due to positive financial market performances.

The growth in the average portfolio per financial consultant was even greater, up from €5.9 million in December 2004 to €7.5 million, a rise of 27%. This is due to the network's intense qualitative selection procedure which has been operating continuously since 2002 (at the end of 2001 the per capita portfolio amounted to €2.9 million). During the course of the year the number of employees dropped from 2,067 in December 2004 to 1,967 at the end of the year (147 new hires and 247 resignations).

The reduction in the number of financial consultants made it possible to streamline the network, eliminating some duplications arising from the acquisition of the ING network in 2004. At the end of 2005 the Financial Studios network had 114 street-level premises, compared with 118 at the end of 2004, and over 243 offices compared with 279 at the start of the year.

Xelion's business continued to be marked by the drive to break even by means of increasing the unit profitability of realisable assets with an improved portfolio mix and acknowledgement by the client of the added value of independent advice and a strategy of selective growth focused on consultant quality.

PIONEER INVESTMENTS

(€ million)

PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT BY GEOGRAPHICAL AREA	AS AT			CHANGE OVER	
	31.12.2005	30.09.2005	31.12.2004	30.09.2005	31.12.2004
Assets under management	**158,553**	**154,185**	**129,802**	**+ 2.8%**	**+ 22.1%**
- Italy	108,241	105,416	93,008	+ 2.7%	+ 16.4%
- United States	32,981	32,623	25,026	+ 1.1%	+ 31.8%
- Other International markets	11,449	10,705	8,072	+ 7.0%	+ 41.8%
- New Markets	5,882	5,441	3,696	+ 8.1%	+ 59.1%

In 2005, Pioneer Investments achieved a total of €9.8 billion in net sales with an increase of €6.3 billion (+180%) year-on-year, thanks mainly to the Italian business.

Assets managed by the company reached €158.6 billion compared with €133.9 billion at the start of the year (approximately $5.5 billion was added following the acquisition of AmSouth) with a hike of 18.3% (+7.3% net inflow effect and +11% market effect). Profit margins were up due to a more favourable mix (equities jumped from 28.8% to 32.6%) and strong product innovation.

During the course of 2005, mutual funds obtained excellent performances compared with international competitors, reaching on average the 35th percentile.

To be noted are the performances obtained by Luxembourg-domiciled funds which, compared with the benchmark and respective competitors, were positioned close to the 1st quartile (28th percentile).

On a corporate level, 2005 recorded the following decisions of particular note:

- Corporate rationalisation, in particular, the absorption of UniCredit Private Asset Management SGRpA and PIXel Investment Management SGRpA into Pioneer Investment Management SGRpA (from 1 April);
- Selective acquisitions aimed at supplementing the product range or at restructuring and re-launching management lines including:
  - The acquisition, via Pioneer Investment Management USA Inc. of a 49% share in Oak Ridge Investments LLC (Oak Ridge) and of the right to manage 23 AmSouth funds and 7 social security funds (in September);
  - Product range review with the launch of new sub-funds and asset management products.

The greatest confirmation of Pioneer Investments' position as group leader came in May from the Fitch AMR rating, which raised Pioneer's rating from AM2 to AM2+ thereby proving the company's quality at the highest industry levels, especially in the area of investments and independent governance.

Italy

Managed assets rose by 16.4% over the year, reaching €108 billion. This rise was achieved due to net deposits of €7.5 billion, as well as a positive market effect (+8.3%). During the course of 2005, deposits materialised in the Retail (up by €2.7 billion), Private Banking (up by €1.7 billion), Institutional (up by €0.4 billion) and Other Entity (up by €3.3 billion) segments due to major agreements concluded during the year.

In the mutual funds segment, Pioneer improved its position in the ranks of Asset Management companies, in second place with a market share of 15.57% (up by 103 basis points since the start of the year), due to positive net inflows of €5.5 billion (equal to 66% of that of the system).

United States

The US Division closed 2005 with a net outflow of €979 million, due to the continuing drop in the High Yield bond market.

The Institutional sector bucked this trend and, due to sales concentrated in pension funds, obtained flows in excess of €420 million.

Business deriving from the acquisition of funds from the American AmSouth bank, amounting to approximately $5.5 billion and posted to pro forma accounts from the start of the year, added to the Division's September activities.

This Division's assets reached €33 billion, up 12.5% compared to the start of the year, on a continuing business basis. In dollar terms there was a rise of 14.1% reaching $39 billion.

International

The International division (excluding Italy) continued the positive trend with net inflows amounting to €1.9 billion.

The encouraging asset acquisition results obtained in German-speaking countries (up by €512 million), Spain (up by €600 million), France (up by €345 million) and Latin America confirm the enormous capacity for penetration achieved by Pioneer.

The Division increased assets by 41.8% reaching €11.5 billion.

New Markets

The New Markets division grew, with total deposits of €1.3 billion (up by 84% over 2004). Growth was mainly concentrated in Poland thanks to the placement of new funds. There were also positive contributions in the remaining countries included in the Division.

In Poland, Pioneer Pekao confirmed its position as leader amongst the ranks of Asset Management companies with a market share of 31.39%.

Assets managed by the Division reached €5.9 billion and increased by 51.4% in 2005.

Pioneer Alternative Investment Management

Net inflows in excess of €200 million (the data are already included in those for other business areas), due to the placement of Momentum family funds (up by €324 million) and results obtained by the Italian asset management company (up by €61 million).

Total hedge fund assets reached €4.5 billion, up 17.4% from the start of the year.

PROFIT AND LOSS ACCOUNT

The Division closed 2005 with a net profit (pro-forma with the business absorbed from Banca dell'Umbria and Cassa Risparmio Carpi) of €415 million, up by around 39% on 2004, net of one-off tax benefits (some €61 million, of which €41 million for pre-paid tax) enjoyed in 2004. Operating profit growth was also impressive (up by €133 million or 30%), bringing the year-end figure to €580 million.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	YEAR 2005	YEAR 2004	CHANGE PERCENT.	Q4 2005	Q4 2004	CHANGE PERCENT.
Net interest income	109	102	+ 6.9%	28	28	-
Net commissions	1,248	1,059	+ 17.8%	355	307	+ 15.6%
Other net income	19	28	- 32.1%	14	9	+ 55.6%
Total revenues	**1,376**	**1,189**	**+ 15.7%**	**397**	**344**	**+ 15.4%**
Payroll costs	-443	-404	+ 9.7%	-142	-107	+ 32.7%
Other expenses, amortisation and depreciation	-353	-339	+ 4.1%	-96	-91	+ 5.5%
Operating expenses	**-796**	**-743**	**+ 7.1%**	**-238**	**-198**	**+ 20.2%**
OPERATING PROFIT	**580**	**446**	**+ 30.0%**	**159**	**146**	**+ 8.9%**
Writedowns and provisions	-28	- 34	- 17.6%	-20	- 32	- 37.5%
PROFIT BEFORE TAX	**552**	**412**	**+ 34.0%**	**139**	**114**	**+ 21.9%**
Income tax for the period	-137	-53	+ 158.5%	-32	12	n.s.
NET PROFIT FOR THE PERIOD	**415**	**359**	**+ 15.6%**	**107**	**126**	**- 15.1%**

PROFITABILITY RATIO

	YEAR 2005	YEAR 2004		Q4 2005	Q4 2004	
Cost/Income	**57.8%**	**62.5%**		**59.9%**	**57.6%**	

REVENUES

Total income of €1,376 million in December 2005 shows an improvement of €187 million on year-end 2004 (up by15.7%). The 4Q result of €397 million shows growth both on the previous quarter (by approximately 14%) and on the same quarter in 2004 (up by15.4%).

This growth was driven by the net commissions trend, which closed the year at €1,248 million (up by €189 million, up by17.8%) mainly thanks to:

- The higher average assets under management (up by15%) of Pioneer, due to an increase in net inflow (up by €6 billion approximately) and to the qualitative improvement in the product range (weight of the equity segment rose from 28.8% in December 2004 to 32.6%). Performance fees also recorded a very good result (around €55 million compared to €35 million for the same period of 2004);

- Improvement in the profitability of the private bank deriving from the greater weight of the managed segment (up 21.7%), on the total financial available resources;
- the enhanced productivity of the Xelion financial consultants, thanks to an improvement in the mix, where the per capita assets under management grew from €5.9 million in December 2004 to €7.5 million.

OPERATING COSTS

Operating costs amounted to €796 million, including €17 million of amortisation, and thus were up 7.1% on the same period of 2004.

This performance was mainly due to personnel costs which, despite the reduction in the total number of resources by the end of the year (down by 127 full-time-equivalent employees), posted a 9.7% increase resulting from:

- the impact of contract renewal;
- a different composition of Pioneer resources, which were shifted more onto the "investment" component than onto the "operations" component (partially due to the outsourcing of the IT operations in Italy), and the greater weight of the foreign component deriving from the development of the international business;
- a greater weight of the variable salary component in all of the Division companies, related to the business performance and to the excellent performances of the markets.

Other expenses and depreciation rose slightly over 2004 (4%), mainly as a result of costs relating to Xelion growth and aimed at restructuring the former ING network and PFA recruiting. If these costs were not considered, the increase would be around 2%.

The cost-income ratio of the division stood at 57.8% in December, posting a dramatic improvement year-on-year (reduction of 470 bp).

THE BUSINESS ENVIRONMENT

In 2005, the macroeconomic scenario in New Europe changed largely for the better. Although compared with 2004 the pace of growth seemed to ease to a certain extent - in line with the slowdown of the global economy - economic growth in New Europe showed signs of gathering speed in the second half, tending to stay well above that of the euro area.

The somewhat disappointing performance of Western Europe curtailed export potential, and internal demand emerged almost everywhere as the main driver for economic growth, with the sole exceptions of Poland and the Czech Republic, where exports continued to play a key role.

Despite oil prices remaining high, inflationary pressures eased more or less across the board, encouraged by slower growth. Central banks in the region, having followed a highly accommodating monetary policy in the first six months of the year, through fear of a stronger-than-expected economic slowdown, adopted more prudent positions in the second half pending more precise information about economic and price trends.

The process of economic and legislative convergence for the purposes of EU accession for candidate or aspiring countries and EMU accession for new members continued. This resulted in the opening of accession talks for Croatia and Turkey in October 2005 and the surprise early entry of Slovak Republic to the ERM 2 in November. Exchange rates reacted positively and the general trend was for appreciation, whilst country risk (as measured by the spread over the euro rate curve) continued to be reduced. The only exception was Hungary, where fiscal imbalance resulted in an expected downgrading by Fitch at the end of the year.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WITH A GROUP PRESENCE

	GDP%		INFLATION (END OF PERIOD)		INTEREST RATE (AVERAGE PER MONTH)*		EXCHANGE RATE AGAINST EURO (END OF PERIOD)	
	2004	2005	DEC. 2004	DEC. 2005	DEC. 2004	DEC. 2005	DEC. 2004	DEC. 2005
Poland	5.4	3.2	4.4	0.7	6.6	4.5	4.08	3.86
Croatia	3.8	4.1	2.7	3.6	6.3	5.7	7.65	7.37
Turkey	8.9	5.5	9.3	7.7	21.2	14.1	1.84	1.59
Bulgaria	5.6	5.5	4.0	6.5	2.7	2.6	1.96	1.96
Czech Republic	4.7	5.0	2.8	2.2	2.5	2.0	30.46	29.00
Slovak Republic	5.5	6.0	5.9	3.7	3.7	2.9	38.75	37.88
Romania	8.3	4.2	9.3	8.6	17.1	6.4	3.94	3.68
Bosnia - Erzegovina	5.0	5.5	0.9	4.1	N/D	N/D	1.96	1.96

* The interest rates are: Poland - 3M Wibor (mid), Croatia - 1W Zibor (mid), Turkey - 1M Interbank, Bulgaria - 1M Interbank (mid), Czech Republic - 1M Pribor (mid), Slovak Republic - 1M Bribor (mid), Romania - 1M Bubor (mid).

POLAND

Despite a slower rate of growth in 2005 than in the previous year, due to a decline in consumption growth and a slowdown in investments, Poland's GDP accelerated in the second half of the year, driven by exports, demonstrating a sharp improvement in the country's competitiveness, despite currency appreciation. In the first part of the year, fear of slower-than-expected growth and the rapid fall in inflation forced the Monetary Policy Council to implement an expansive monetary policy, which resulted in a total rate cut of 200bp. In September, however, the Council returned to a 'wait and see' position, leaving interest rates unchanged.

CROATIA

The acceleration in Croatia's GDP in 2005 was mainly determined by a substantial rise in inventories and slower import growth. The positive trend in net exports did not, however, succeed in halting the deterioration of the current account deficit, due to high profits being repatriated by foreign companies. Monetary policy continued to focus on the growth of foreign debt and monetary aggregates, and on guaranteeing substantial exchange rate and interest rate stability. In October 2005, the commencement of EU accession talks, deferred from March, showed the country's commitment to satisfying the Union's requirements.

TURKEY

Internal consumer and investment demand was the driving force behind economic growth in Turkey during 2005 and was demonstrated by a more sound and sustainable growth trend. In February, as a sign of economic normalisation, the Monetary Policy Council started to meet regularly every month, whilst the good results achieved in terms of disinflation enabled interest rates to continue on a downward path. The start of EU accession talks in October 2005, after lengthy negotiations, showed Turkey's commitment to satisfying the conditions required by the EU and helped to strengthen international investors' trust in the country.

BULGARIA

Strong economic growth in Bulgaria during 2005 was mainly driven by consumption and investments. The trade deficit remained high, despite the measures adopted by the monetary policy authorities to restrain growth in bank lending.

OTHER COUNTRIES

With regard to other New Europe countries, the positive trend in the economic climate was confirmed and the stabilisation and convergence process continued. Strong growth in Slovak Republic's GDP was supported by sustained growth in internal demand and also, in the second half of the year, by an upturn in net exports. After having taken action against currency appreciation in March by cutting rates by 100bp, the Central Bank of Slovak Republic then left rates unchanged in subsequent months. In November, the Slovak Republic Koruna entered the ERM 2 six months early with a central rate of 38.455, resulting in further currency appreciation towards the end of the year. Economic growth in Romania, although remaining sound, experienced a slowdown in 2005 following repeated floods, which hit the agricultural industry very hard during the summer months. The Czech Republic demonstrated an acceleration in the growth of GDP compared with the previous year, due to strong export growth. The Czech Central Bank, after reducing interest rates by 75bp in the first half of the year, fearing a rapid drop in inflation, raised them again by 25bp in October, bringing them back up to 2%.

STRATEGIC LINES AND ACTIVITIES OF THE DIVISION

During the course of 2005, the Group further strengthened its position in New Europe, confirming its goal of becoming the leading banking institution in a region regarded as our "second domestic market", due to its significant size and its greater prospects for growth than the EU. This goal was further reinforced by:

- The excellent results achieved by the Division, with total assets for 2005 of €41 billion, net profit of €655 million (up by 12.5% at constant exchange rates and 21.3% at current exchange rates over 2004) and a cost/income ratio of 56.3%.
- The business combination with the German banking group HVB, following which the newly-formed Central and Eastern Europe Division will become the undisputed leader in the area in terms of total net profit, total revenues, total assets and territorial distribution, as it is more than twice the size of the main competitors.

In particular, the results and the value creation which the Division delivered to its shareholders in 2005 testify to the strategic validity of the Group's expansion in New Europe, initiated in 1999. During the year, the New Europe Division made a significant return on investment which already averages more than 16.5% (excluding Yapi ve Kredi Bankasi).

CORPORATE TRANSACTIONS IN TURKEY

Little more than three years since the signing the equal joint venture with the Koç industrial group and the establishment of Koç Financial Services (KFS), the Group wished to increase its presence in Turkey through the acquisition of a majority holding, via KFS, in the Yapi ve Kredi banking group. The integration of Yapi ve Kredi and KFS should lead to the formation of a market leader in Turkey among the top players in terms of total lending, number of credit cards, total assets managed, number of customers, leasing and factoring.

THE MULTI-CENTRE FEDERAL MODEL

2005 provided further confirmation of the efficacy of the multi-centre federal model for the management of banks operating in New Europe. This model, coherent with the Group's strategy to create value for shareholders, relies on a matrix structure which provides for the presence of:

- Independent local brands and operational management entities capable of ensuring commercial flexibility, customer focus and high quality service;
- Strong governance of the Group in risk control and management, and the direction of future expansion and joint initiatives between countries;
- Head office departments dedicated to the support of local business, risk control and knowledge transfer;
- Project committees for the joint management, between UniCredit and the Divisional banks, of strategic or otherwise important projects aimed at facilitating the development and integration of the banks;

• Shared services and regionally-based centres of excellence for achieving economies of scope and scale on the basis of parallel business models, while preserving efficiency and flexibility in the management of elements specific to each country.

THE ACTIVITIES OF THE DIVISION

In line with the new organisational model adopted, 2005 saw the consolidation of the structures of the New Europe Division. This includes some 60 employees entirely dedicated to guiding and supporting the development and restructuring of the banks of New Europe in the areas of Planning and Control, Retail, Corporate, Credit Processes and Organisation. A further 30 employees, belonging to other central departments of UniCredit, concentrate principally on providing these services to the banks of the Division.

The Division, jointly with other head office departments, directly carried out risk management and control functions; using this dedicated structure, it also provided constant support to New Europe subsidiaries. This action concerned both major strategic projects (such as the redesign of the computing systems and the credit process, the setting-up of product factories, the development of multi-channel distribution systems, the reviewing of organisation and processes, etc.) and immediate support for the business activity (development and launch of new products, optimisation of productivity, improvement of cost effectiveness, implementation of planning systems, monitoring and promotion, etc.).

Staff at the Division were also given essential support by approximately 45 UniCredit employees seconded to the banks, including the Deputy CEO of each bank in New Europe, who assists the local CEO.

THE PROJECTS

During 2005 the implementation of cross-bank project activities continued, with a view to creating value for the Group, ensuring an increasing capacity for revenue generation, greater efficiency and strengthening of the image and international exposure of UniCredit. These projects were carried out jointly by personnel of the Division and parallel local offices; this allowed for the various problems encountered to be shared, and for knowledge and working methods to be communicated. This will become particularly useful when it comes to future local integration.

PROJECTS IN FAVOUR OF RETAIL CUSTOMERS

From a sales point of view, the most important projects carried out – some of which were initiated in previous years – were concerned with objectives such as the promotion of a "sales performance culture", establishing Group best practices as the common denominator in sales support tools, training and planning procedures, and the management and monitoring of commercial campaigns for the acquisition, development and retention of customers. Further projects were also implemented with the objective of focusing on the most attractive areas of the market, particularly in the consumer credit sector.

In 2005 the ongoing development of specialised service models continued, differentiated according to sector: at Koçbank, the Small Business service model was successfully introduced, while Bulbank saw the equally successful introduction of the Loan Centres model, branches dedicated to the promotion and sale of medium- to long-term financing products. These common strategic lines were then fine-tuned according to the pecularities of the individual countries and the various positionings of the banks of the Group in the markets concerned. For the banks which are already leaders in their respective countries (Bank Pekao, Zagrebacka Banka and Bulbank), the focus was placed on greater profitability and the consolidation of existing positions. For UniBanka, Zivnostenka Banka, UniCredit Romania and KFS, on the other hand, there was more emphasis on a strategy aimed at rapid and sustained growth of market share, through aggressive campaigns to win new customers, and expansion of the commercial network. At Bank Pekao, a new commercial tool was also introduced (Asset Allocation Tool - AAT) in order to support consultancy for affluent customers and the management of their investments.

Product innovation activity was extremely lively in 2005. In particular, the range of credit and debit cards among the various foreign banks was completed. In Romania, there was the introduction of targeted loans through agreements with the retail industry. In Croatia, Zagrebacka Banka resumed operations in the car loan sector, thanks to direct agreements with car dealers. In Poland, the personal loans product range was completely overhauled, enabling Bank Pekao to become a reference player; at the end of 2005, again at Bank Pekao, Credit Protection Insurance (CPI) was introduced: a set of insurance policies designed to protect the debtor's capacity for repayment. The positive Polish experience has laid the foundations for the launch of the same insurance package in Croatia, the Czech Republic and, very likely, Bulgaria. Finally, the range of mortgages was boosted by new forms of financing, partly thanks to the development of a product catalogue developed by the Division in collaboration with Banca per la Casa. With regard to investment products, the range of Asset Management products offered to the Private customers of Zivnostenska Banka was completely overhauled, with the collaboration of Pioneer.

2005 saw the commencement of the Retention project at ZABA, with the aim of designing, testing and implementing the commercial Retention model to be subsequently exported to the other banks in New Europe. The project also includes the development and implementation of a Customer Relationship Management (CRM) system for conducting commercial campaigns.

PROJECTS IN SUPPORT OF CORPORATE CUSTOMERS

For the corporate segment, 2005 saw the realisation of various projects aimed principally at the development and improvement of the commercial efficacy of the network, product innovation and support for the generation of commercial activity.

In Turkey, a portfolio management methodology was introduced to increase customer penetration and customer retention capacity. CRM tools were implemented to support managers and sales co-ordination structures. In Poland, the organisational model for the commercial front-end was overhauled, with the result that the manager now serves as the reference point for the customer in all commercial activity, supported by central and regional groups of product specialists. In order to reduce the administrative load and increase the time available for core activities, various administrative processes were simplified and rationalised.

With regard to product innovation, in 2005 factoring services were introduced in Croatia and Bulgaria.

In certain New Europe countries a start was also made on the extension of product platforms that are already available to Italian customers. The first area concerned was that of transactional services, with the implementation of a collection and reconciliation product for exporters.

2005 saw the implementation of the brokerage service for institutional investors, with a 56% annual increase in revenues. A key strength of the service is the ability to combine Country know-how (particularly in Poland and Turkey) with the Research expertise and international coverage of UBM.

With regard to central support for commercial activity, in addition to strengthening the management of multinational customers with the appointment of dedicated personnel, co-ordination and referral mechanisms were consolidated with UBI for the acquisition and support of Italian businesses investing in the region. The number of businesses supported in New Europe through the New Europe Desks in each bank is now over 4,500 (an average 20% increase over the year), with a market share of between 40% and 70% in the various countries.

Finally, the "Reaching Credit Excellence" programme was completed. For 2005, this provided for the completion and issuing of certain application modules and the continuation of training activities (Learning Organisation) to improve the skills of colleagues in the Banks of New Europe. The planned activities were completed on time, and all the Banks are now operating with common methods, tools and processes adapted to specific local circumstances and in line with Group best practices and the organisational guidelines of Basel II. The skills reinforcement programme involved 1,300 people and approximately 37,000 hours of training, with academics from European and American universities taking part as trainers and co-operating with in-house experts.

ORGANISATIONAL PROJECTS

In 2005 projects aiming to optimise organisational efficiency in New Europe banks continued. Part of this and in anticipation of the integration projects to be undertaken in 2006, an organisational map known as Orga Mapping was drawn up: it includes every organisational unit in terms of its activity and the number of people involved, and it makes infra-temporal variance analysis and benchmarking possible. Two records were made for each New Europe bank, including their subsidiaries. Orga Mapping was also used to simulate the organisational impact of integrating Koçbank and Yapi ve Kredi in Turkey.

In 2005 an operational Tableau de Bord was developed, which identifies a series of key performance indicators (KPIs) associated with the activities described in Orga Mapping, designed to measure workloads. By collecting all the preparatory material and the documentation produced for the integration in Turkey, we also drew up an Integration Manual which will be useful for future integration projects in the area.

Infrastructure projects included the launching of Eurosig in the Czech Republic; this is the new integrated Group information system, which the Division supported by carrying out preliminary investigations to identify the organisational impact of adopting it.

PROFIT AND LOSS ACCOUNT

The Division closed 2005 with the best result ever attained since its creation, in both absolute terms and in terms of contributing to the group's goals, with a positive trend that was reflected by all of the economic and capital figures.

Profit and loss account by Division is influenced above all by consoldation in 4Q 2005 of Yapi ve Kredi, which was not consolidated in 2004.

Net operating profit was €655 million, up by 21.3% over 2004 (at historical exchange rates and including all consolidated Companies of the new Group). At constant exchange rates and scope of consolidation (i.e., net of Yapi ve Kredi) net profit growth year-on-year was 12%.

(€ million)

PROFIT AND LOSS ACCOUNT

NEW EUROPE DIVISION	YEAR 2005	YEAR 2004	CHANGE PERCENT. ACTUAL	CHANGE PERCENT. AT CONSTANT EXCH. RATES	Q4 2005	Q4 2004	CHANGE PERCENT. ACTUAL	CHANGE PERCENT. AT CONSTANT EXCH. RATES
Net interest income	1,290	1,070	+ 20.6%	+ 12.5%	368	261	+ 41.0%	+ 32.8%
Trading, hedging and fair value income	164	122	+ 34.4%	+ 25.2%	42	30	+ 40.0%	+ 33.7%
Commissions and other net income	672	582	+ 15.5%	+ 6.9%	165	162	+ 1.9%	- 4.3%
TOTAL REVENUES	**2,126**	**1,774**	**+ 19.8%**	**+ 11.6%**	**575**	**453**	**+ 26.9%**	**+ 19.6%**
Payroll costs	-596	-487	+ 22.4%	+ 13.7%	-183	-125	+ 46.4%	+ 38.2%
Other expenses, amortisation and depreciation	-602	-511	+ 17.8%	+ 9.8%	-194	-157	+ 23.6%	+ 17.3%
Operating expenses	**-1,198**	**-998**	**+ 20.0%**	**+ 11.7%**	**-377**	**-282**	**+ 33.7%**	**+ 26.5%**
OPERATING PROFIT	**928**	**776**	**+ 19.6%**	**+ 11.3%**	**198**	**171**	**+ 15.8%**	**+ 8.3%**
Provision for risks and charges	-15	-14	+ 7.1%	-	-9	-5	n.s.	n.s.
Net writedowns of loans	-111	-118	- 5.9%	- 12.9%	-40	-24	+ 66.7%	+ 60.2%
Net income from investments	65	10	n.s.	n.s.	46	4	n.s.	n.s.
Other adjustments and provisions	-2	- 1	n.s.	n.s.	-2	- 1	n.s.	n.s.
PROFIT BEFORE TAX	**865**	**653**	**+ 32.5%**	**+ 23.0%**	**193**	**145**	**+ 33.1%**	**+ 23.4%**
Income tax for the period	-210	-113	+ 85.8%	+ 73.0%	-75	-28	n.s.	n.s.
NET PROFIT FOR THE PERIOD	**655**	**540**	**+ 21.3%**	**+ 12.5%**	**118**	**117**	**+ 0.9%**	**- 8.6%**

PROFITABILITY RATIO

	YEAR 2005	YEAR 2004			Q4 2005	Q4 2004		
Cost/Income	**56.3%**	**56.3%**			**65.6%**	**62.3%**		

All the Division's banks recorded better than expected performances. More specifically, Pekao, the division's main bank, posted revenue growth with respect to 2004, driven by an increase in both net interest income and services revenue, on the whole stable costs and a large improvement in adjustments that led to a sharp rise in net profit despite an increase in tax. KFS benefited from the positive local economic performance, which translated into stronger than expected volumes, revenue and net profit growth. Bulbank recorded revenue growth, thus further enhancing the already excellent cost/revenue ratio reached the year before.

On the consolidated level, the Division closed the year with total income of €2,126 million, up 19.8% over 2004 (at historical exchange rates and including all consolidated Companies of the new Group). At constant exchange rates and scope of consolidation, total income grew by 7.3% over 2004 thanks to an increase both in net interest income, mainly driven by a volume effect, and in revenue from services.

The rise in costs (20% at current exchange rates and 11.7% at constant exchange rates) was substantially affected by the consolidation of Yapi ve Kredi in the last quarter of 2005, which had not been included in 2004 results. Excluding this impact, total cost growth would have been much more limited (6%) and mainly due to an increase in payroll costs, in part as an effect of an increase in the variable part of retribution for target achievement and in part due to an increase in minimum salary levels.

Results showed progress in terms of efficiency as well, with the cost-to-income ratio having reached 56.3%. Scope of consolidation being the same, the cost-to-income ratio would be 55.7%, thereby improved by over half a percentage point over the result recorded in 2004.

Operating profit for the entire division reached €928 million, up 19.6% on 2004 (at historical exchange rates and including all consolidated Companies of the new Group). At constant exchange rates and scope of consolidation, operating profit increased by 8.8% over 2004.

The favourable macroeconomic context, as well as a strict lending process (which resulted in a net improvement on loan adjustments of 5.9% at historical exchange rates and including all consolidated Companies of the new Group and of 23.4% at constant exchange rates and scope of consolidation), partially offset by an increase in income tax (in part due to tax benefits used by Pekao in 2004), led to a profit of €655 million for the period at current exchange rates.

ASSETS AND LIABILITIES

Total loans with customers stood at €20,875 million, up by 38.5% year-on-year at constant exchange rates (by 24% net of Yapi ve Kredi), confirming the banks' outstanding commercial policy during 2005. Deposits from customers and securities in issue were €29,577 million, up 18.3% over the beginning of the year. Taking into account historical exchange rates, the growth would be 45.3% for total loans to customers and 25.2% for direct deposits.

(€ million)

MAIN BALANCE SHEET ITEMS

NEW EUROPE DIVISION	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 30.09.2005	AMOUNTS AS AT 01.01.2005	CHANGE OVER 30.09.2005 ACTUAL	CHANGE OVER 30.09.2005 AT CONSTANT EXCHANGE RATES	CHANGE OVER 01.01.2005 ACTUAL	CHANGE OVER 01.01.2005 AT CONSTANT EXCHANGE RATES
Loans and receivables with customers	**20,875**	**17,137**	**14,367**	**+ 21.8%**	**+ 20.4%**	**+ 45.3%**	**+ 38.5%**
- Pekao Group	7,507	7,020	6,438	+ 6.9%	+ 5.3%	+ 16.6%	+ 10.2%
- Zagrebaçka Banka Group	5,505	5,283	4,369	+ 4.2%	+ 3.4%	+ 26.0%	+ 21.8%
- Koç Finansal Hizmetler Group	4,881	2,120	1,389	+ 130.2%	+ 125.9%	+ 251.4%	+ 205.8%
- Other companies [1]	2,982	2,714	2,171	+ 9.9%	+ 8.8%	+ 37.4%	+ 34.1%
Deposits from customers and securities in issue [2]	**29,577**	**25,006**	**23,621**	**+ 18.3%**	**+ 17.0%**	**+ 25.2%**	**+ 19.1%**
- Pekao Group	12,129	11,629	11,206	+ 4.3%	+ 2.8%	+ 8.2%	+ 2.3%
- Zagrebaçka Banka Group	6,937	6,729	6,295	+ 3.1%	+ 2.3%	+ 10.2%	+ 6.6%
- Koç Finansal Hizmetler Group	6,407	2,750	2,177	+ 133.0%	+ 128.5%	+ 194.3%	+ 156.7%
- Other companies [1]	4,104	3,898	3,943	+ 5.3%	+ 4.0%	+ 4.1%	+ 1.1%

1. Includes infradivisional eliminations.
2. Subordinated debt included.

ASSET QUALITY

Over the last few years, numerous projects and interventions were carried out aimed at improving the entire lending process in the various phases of approval, monitoring and recovery in the corporate and retail segments. Specific workshops were created in order to improve the skills of all staff involved in the lending operations. This intervention, coupled with the introduction of cautious lending policies, led to a substantial reduction in adjustments and provisions, with a quality of loans that has improved greatly over 2004. During 2005 total loans to customers grew by 45.3% at current exchange rates. Total impaired loans increased only by 23.6%, while non-performing loans decreased by 1.5% over end-2004. The weight of net non-performing loans on total loans to customers improved by 75 bp,

(€ million)

LOANS TO CUSTOMERS - ASSET QUALITY

NEW EUROPE DIVISION	31.12.2005 CARRYING VALUE	31.12.2005 PERCENTAGE OVER TOTAL	01.01.2005 CARRYING VALUE	01.01.2005 PERCENTAGE OVER TOTAL
Non-performing loans	330	1.58%	335	2.33%
Doubtful loans	501	2.40%	489	3.40%
Non-performing and doubtful loans	***831***	***3.98%***	***824***	***5.73%***
Restructured and past-due loans	190	0.91%	2	0.01%
Total impaired loans	***1,021***	***4.89%***	***826***	***5.75%***
Performing loans	19,854	95.11%	13,541	94.25%
Total loans to customers	**20,875**	**100.00%**	**14,367**	**100.00%**

going from 2.33% on 1 January 2005 to 1.58% at year-end 2005. Total impaired loans saw a similar positive evolution, as their weight on total loans to customers improved from 5.75% on 1 January 2005 to 4.89% at year end.

STAFF AND BRANCHES

The internal reorganisation process, together with natural turnover at the individual banks, allowed costs and the number of employees of the division to be kept under control during the years, while protecting agreements with social partners. When excluding Yapi ve Kredi, at year-end 2005 the total number of employees (FTE) of the Division companies stood at 28,771, up by 152 people over 2004. Taking into account that the number of branches (excluding Yapi ve Kredi) increased to 1417, as against 1373 in 2004, the total reduction in the average number of employees per branch in 2005 was more than 2.5%. The average profitability per employee was also outstanding, which - net of Yapi ve Kredi - grew by more than 10%.

STAFF AND BRANCHES

	AS AT		CHANGE	
NEW EUROPE DIVISION	**31.12.2005**	**31.12.2004**		**PERCENT.**
Employees (FTE)	32,264	28,619	+ 3,645	+ 12.7%
Employees net of Yapi Kredi	28,771	28,619	+ 152	+ 0.5%
Branches	1,837	1,373	+ 464	+ 33.8%
Branches net of Yapi Kredi	1,417	1,373	+ 44	+ 3.2%

Subsequent Events and Outlook

Subsequent Events

On 31 January 2006 UniCredit's Board of Directors approved the sale of 2S Banca Spa to Société Générale for €548 million. Effective 1 January 2006, 2S Banca Spa became responsible for all the Group's securities service activities, together with the arrangement of a strategic long-term agreement with Société Générale relating to these services.

Following the transfer of 2S Banca, Société Générale will become the securities service supplier (through 2S Banca) to the UniCredit Group in Italy under a long-term agreement, subject to the regulatory authorisation.

The transfer of 2S Banca and the outsourcing of its activities are consistent with the strategic objectives of UniCredit, viz. to manage its business portfolio efficiently, improving customer service and optimising the use of capital, as notified to investors and rating agencies following the announcement of the business combination with the HVB Group. Moreover, with its own highly-integrated pan-European platform and the experience acquired in providing services to external clients, Société Générale will be able to satisfy the requirements of customers of the UniCredit Group, in terms of both commitment and required service levels.

The transaction is expected to be completed by the end of 2006; it is subject to regulatory authorisation.

In January 2006, the Parent Company acquired the remaining shares (3.37% of capital) held by the minority shareholders in Zivnostenska Banka A.S., thus becoming owner of 100% of the Czech bank's share capital. The squeeze-out was effected at a price of CZK 5,000 per share. The total amount to be paid by UniCredit for the minority shares in Zivnostenska is equal to around CZK 229 million or approximately €8 million.

In February 2006, as part of the Management Academy project, UniManagement Srl was set up, a new company wholly owned by the Parent Company, in which the design and supply of managerial training and assessment for Group personnel and the activities conducted by the valuation centre will be grouped.

The company will initially conduct assessment activities only and will provide its services solely to Group companies.

On 15 February 2005 Bank Pekao S.A. entered into a contract with Pirelli Real Estate for the sale to the latter of 75% of Pekao Development. A 25% interest will be retained by Bank Pekao, which will take part in Pekao Development's governance on the basis of this shareholding.

From this sale Bank Pekao will receive about €15 million and will maintain its equity investment in Pekao Development (to be renamed Pirelli Pekao RE), sharing control with Pirelli Real Estate and continuing to invest in the real estate industry in Poland (asset management services, management of existing investments and development of future initiatives).

Closing is expected by the end of March 2006, subject to the final approval of the anti-trust authority.

Outlook

The economic outlook for the current year appears to be generally positive. In the USA, growth is expected to be strong, with a gradual slowdown in consumption which will begin to make itself felt particularly in the latter part of the year. In the euro zone domestic demand is expected to support the economic recovery of which signs are already evident, especially in Germany, but also to some extent in Italy. GDP in the USA is forecast to grow at around 4%, while the growth rate in the euro zone is likely to be in the region of 2%. In Italy a moderate economic upswing is expected at growth rates only slightly lower than those of the euro zone (about 1.5%) - a recovery compared with the stagnation of the last two years, supported not only by foreign demand but also by a recovery in domestic demand, in terms of both consumption and investment.

The orientation of ECB's monetary policy should be kept moderately restrictive at least for the first half of the year, with policy rates expected to climb to 2.75% by the end of 2006 (2.25% at the end of 2005). This is in line with a macroeconomic climate of relative acceleration and fears of inflationary repercussions, partly connected with high oil prices. The forecasts for the USA are also for a partial continuation by the Fed of the policy of gradual rate rises, taking the Fed Funds up to 4.75% from 4.25% at the end of 2005.

The European stock markets are expected to settle into a positive trend, albeit more moderate than the exceptional rates of the last two years.

The context outlined above should continue to support the profitability of the banking system in 2006: a further rise in total revenues is forecast, supported in particular by other net revenues, but also by the recovery of the net interest income.

For the Group, 2006 will be characterised by a marked acceleration in the process of integration between UCI, HVB and BA-CA. Work has already begun on redefining the structure of the divisions; this will entail a new segmentation of the customer base and the reallocation of companies in Germany and Austria in accordance with the divisional business models already adopted in Italy.

The Group will present to the market, most likely in July, a new three-year plan drawn up on the basis of the new divisional structure and the associated development strategies.

Against the background outlined above, in terms of both the external environment and the domestic situation, the Group has set itself targets of significant commercial and revenue growth for 2006, in line with those declared to the market at the time of the launch of the public offering on the HVB Group in June 2005.

In particular:

- the projected growth in revenues will be favoured not only by the dynamics of volumes and financial markets, but also by cross-selling actions;
- a significant increase in operational efficiency will be achieved through actions to control costs, reduce employee numbers and redesign service processes and models;
- the prudent policies of risk control and correct capital allocation will also be strengthened further; these have already characterised the Group's activities in previous years, ensuring significant returns for the divisions in terms of the creation of value for shareholders.

Milan, 22 March 2006

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO


transparency
прозрачность
Freiheit
zaufanie
reciprocity
reciprocità
rispetto

CONSOLIDATED ACCOUNTS


fairness
esitlik
equità
fiducia
zaufanie
trust
Freiheit
freedom
reciprocity
reciprocità
rispetto

CONSOLIDATED ACCOUNTS

(€ '000)

CONSOLIDATED BALANCE SHEET

BALANCE SHEET	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.12.2004 [1]
Assets		
10. Cash and cash balances	3,459,406	2,084,477
20. Financial assets held for trading	172,286,700	
30. Financial assets at fair value through profit and loss	22,571,677	
40. Available-for-sale financial assets	27,888,466	
50. Held-to-maturity investments	11,897,967	
60. Loans and receivables with banks	76,099,475	
70. Loans and receivables with customers	426,552,848	
80. Derivatives used for hedging	4,337,300	
90. Changes in fair value of portfolio hedged items (+/-)	582,282	
Financial instruments (items from 20 to 90) [2]	***742,216,715***	***248,500,110***
100. Investments in associates and joint ventures	3,437,950	870,690
110. Insurance reserves attributable to reinsurers	181	-
120. Property, plant and equipment	7,972,620	3,730,096
130. Intangible assets:	11,834,789	2,280,096
of which: - goodwill	*9,202,031*	*1,949,812*
140. Tax assets:	6,591,682	905,781
a) current tax assets	*274,890*	*101,981*
b) deferred tax assets	*6,316,792*	*803,800*
150. Non-current assets and disposal groups classified as held for sale	3,309,218	-
160. Other assets	8,177,657	7,034,964
Total assets	**787,000,218**	**265,406,214**

1. The Balance Sheet as at 31 December 2004 does not take into account the effects of IAS 32 and IAS 39, which were adopted on 1 January 2005.
2. Please refer to Part L for detailed figures as at 31 December 2004 under Italian GAAP.

(€ '000)

CONSOLIDATED BALANCE SHEET		AMOUNTS AS AT 31.12.2005	31.12.2004 [1]
Liabilities			
10.	Deposits from banks	141,682,445	
20.	Deposits from customers	268,321,646	
30.	Debt certificates including bonds	193,926,118	
40.	Financial liabilities held for trading	107,093,636	
50.	Financial liabilities at fair value through profit and loss	1,129,297	
60.	Derivatives used for hedging	4,142,267	
70.	Changes in fair value of portfolio hedged items (+/-)	356,121	
	Financial instruments (items from 10 to 70) [2]	***716,651,530***	***237,308,799***
80.	Tax liabilities:	5,924,628	1,107,845
	a) current tax liabilities	*1,337,259*	*739,219*
	b) deferred tax liabilities	*4,587,369*	*368,626*
90.	Liabilities included in disposal groups classified as held for sale	1,886,993	-
100.	Other liabilities	15,705,971	9,791,440
110.	Provision for employee severance pay	977,308	972,121
120.	Provisions:	6,607,679	1,151,028
	a) post-retirement benefit obligations	*4,441,421*	*465,872*
	b) other provisions	*2,166,258*	*685,156*
130.	Insurance reserves	140,409	-
140.	Revaluation reserves	1,903,723	277,020
170.	Reserves	9,176,698	6,426,369
180.	Share premium	16,816,170	2,308,639
190.	Share capital	5,195,277	3,168,355
200.	Treasury shares (-)	(359,039)	(358,416)
210.	Minorities (+/-)	3,902,613	1,184,283
220.	Net Profit or Loss (+/-)	2,470,258	2,068,731
	Total liabilities, minority interest and equity	**787,000,218**	**265,406,214**

1. The Balance Sheet as at 31 December 2004 does not take into account the effects of IAS 32 and IAS 39, which were adopted on 1 January 2005.
2. Please refer to Part L for detailed figures as at 31 December 2004 under Italian GAAP.

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

(€ '000)

CONSOLIDATED PROFIT AND LOSS

Items	2005	2004 [1]
10. Interest income and similar revenues	11,120,155	9,389,509
20. Interest expense and similar charges	(5,725,925)	(4,510,900)
30. Net interest margin	**5,394,230**	**4,878,609**
40. Fee and commission income	5,116,691	4,485,404
50. Fee and commission expense	(744,228)	(580,050)
60. Fee and commission net income	**4,372,463**	**3,905,354**
70. Dividend income and similar revenue	157,572	226,592
80. Gains and losses on financial assets and liabilities held for trading	746,353	978,123
90. Fair value adjustments in hedge accounting	8,566	-
100. Gains (losses) on disposal of:	254,838	28,490
a) loans and receivables	*4,830*	*326*
b) available-for-sale financial assets	*249,989*	*28,164*
c) held-to-maturity investments	*19*	-
d) financial liabilities	-	-
110. Gains (losses) on financial assets/liabilities at fair value through profit and loss	87,733	-
120. Operating income	**11,021,755**	**10,017,168**
130. Impairment losses on:	(913,267)	(893,767)
a) loans	*(907,768)*	*(886,189)*
b) available-for-sale financial assets	*(4,493)*	*(5,922)*
c) held-to-maturity investments	*1,009*	-
d) other financial assets	*(2,015)*	*(1,656)*
140. Net profit from financial activities	**10,108,488**	**9,123,401**
150. Premiums earned (net)	18,220	-
160. Other income (net) from insurance activities	(13,649)	-
170. Net profit from financial and insurance activities	**10,113,059**	**9,123,401**
180. Administrative costs:	(5,984,053)	(5,702,365)
a) staff expenses	*(3,873,035)*	*(3,710,692)*
b) general and administrative expenses	*(2,111,018)*	*(1,991,673)*
190. Provisions	(156,876)	(265,163)
200. Impairment/write-backs on property, plant and equipment	(341,789)	(345,288)
210. Impairment/Write-backs on intangible assets	(127,837)	(121,102)
220. Other net operating income	389,070	393,410
230. Operating costs	**(6,221,485)**	**(6,040,508)**
240. Profit (loss) of associates	105,794	51,051
270. Gains (losses) on disposal of investments	70,849	103,827
280. Total profit (loss) before tax from continuing operations	**4,068,217**	**3,237,771**
290. Tax expense (income) related to profit or loss from continuing operations	(1,395,923)	(998,775)
295. Profit (Loss) after tax - HVB Group	59,168	-
300. Total profit (loss) after tax from continuing operations	**2,731,462**	**2,238,996**
320. Net Profit (Loss) for the year	**2,731,462**	**2,238,996**
330. Minorities	(261,204)	(170,265)
340. Net Profit (Loss) attributable to the Parent Company	**2,470,258**	**2,068,731**
Earnings per share (€)	0.37	0.33
Diluted earnings per share (€)	0.37	0.33

1. The 2004 Profit and Loss Account does not take into account the effects of IAS 32 and 39, adopted as from 1 January 2005. Gains (losses) from disposal of financial instruments and net writedowns/write-backs of the latter were conventionally classified under the sub-items relating to available-for-sale items.

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Statement of Changes in Shareholders' Equity

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	BALANCE AS AT 31.12.2004	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2005	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS	CHANGES DURING THE YEAR: CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS: ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	NET PROFIT OR LOSS 2005	SHAREHOLDERS' EQUITY AS AT 31.12.2005
Group:														
Share capital:														
a) ordinary shares	3,157,502	-	3,157,502	-	-	-	2,026,922	-	-	-	-	-	-	**5,184,424**
b) other shares	10,853	-	10,853	-	-	-		-	-	-	-	-	-	**10,853**
Share premium	2,308,639	-	2,308,639	-	-	-	14,507,531	-	-	-	-	-	-	**16,816,170**
Reserves:														
a) from profits	6,335,756	-674,322	5,661,434	776,696	-	460,697	-9,163	-	-	-	-		-	**6,889,664**
b) other	90,613		90,613	-	-	60,245	2,118,682	-	-	-	-	17,494	-	**2,287,034**
Revaluation reserves:														
a) available-for-sale	-	1,156,356	1,156,356	-	-	639,388	-	-	-	-	-	-	-	**1,795,744**
b) cash-flow hedging	-	-22	-22	-	-	-169,019	-	-	-	-	-	-	-	**-169,041**
c) other [2]	277,020		277,020	-	-	-	-	-	-	-	-	-	-	**277,020**
Treasury shares:														
a) Parent company	-	-358,416	-358,416	-	-	-	-	-	-	-	-	-	-	**-358,416**
b) subsidiaries [3]	-	-	-	-	-	-623	-	-	-	-	-	-	-	**-623**
Net Profit (Loss) for the year	2,068,731	-	2,068,731	-776,696	-1,292,035	-	-	-	-	-	-	-	2,470,258	**2,470,258**
Shareholders' equity	14,249,114	123,596	14,372,710	-	-1,292,035	990,688	18,643,972					17,494	2,470,258	**35,203,087**
Minorities:														
Share capital	170,671	-	-	-	-	790,356	-	-	-	-	-	-	-	**961,027**
Share premium and Reserves	837,920	-	-	170,265	-	1,627,161	-	-	-	-	-	-	-	**2,635,346**
Revaluation reserves:														
a) available-for-sale	-	-	-	-	-	40,834	-	-	-	-	-	-	-	**40,834**
b) cash-flow hedging	-	-	-	-	-	98	-	-	-	-	-	-	-	**98**
c) other [2]	5,427	-	-	-	-	-1,239	-	-	-	-	-	-	-	**4,188**
Treasury shares														
a) Parent company	-	-	-	-	-		-	-	-	-	-	-	-	**-**
b) subsidiaries	-	-	-	-	-	-84	-	-	-	-	-	-	-	**-84**
Net Profit (Loss) for the year	170,265	-	-	-170,265	-		-	-	-	-	-	-	261,204	**261,204**
Shareholders' equity	1,184,283	-	-	-	-	2,457,126	-	-	-	-	-	-	261,204	**3,902,613**

1. Stock Option, Performance Share and Restricted Share
2. Special revaluation laws
3. Amount previously included under "Reserves - Other".

CASH FLOW STATEMENT	31.12.2005	31.12.2004
A. OPERATING ACTIVITIES		
1. Operations	**5,426,102**	**3,324,877**
- profit (loss) for the year (+/-)	2,470,258	2,068,731
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit and loss (+/-)	-65,328	-
- capital gains/losses on hedging transactions (+/-)	-8,566	-
- net write-offs/write-backs due to impairment (+/-)	1,400,852	1,218,509
- net write-offs/write-backs on tangible and intangible assets (+/-)	469,626	466,390
- provisions and other incomes/expenses (+/-)	481,303	114,615
- other uncollected income and unpaid expense from insurance activities	-3,229	-
- tax not paid (+)	681,186	101,375
- financial instruments (without applying IAS 32 and 39)	-	-644,743
2. Liquidity generated/absorbed by financial assets	**-12,004,653**	**-29,695,236**
- financial assets held for trading	1,438,289	-
- financial assets at fair value through profit and loss	1,232,893	-
- available-for-sale financial assets	-363,687	-
- loans and receivables with banks	3,325,458	-
- loans and receivables with customers	-17,637,606	-
- financial instruments (without applying IAS 32 and 39)	-	-29,695,236
3. Liquidity generated/absorbed by financial liabilities	**8,820,538**	**28,191,548**
- deposits from banks	4,161,200	-
- deposits from customers	7,984,909	-
- debt certificates including bonds	9,401,053	-
- financial liabilities held for trading	-11,326,589	-
- financial liabilities at fair value through profit and loss	31	-
- other liabilities	-1,400,066	2,901,783
- financial instruments (without applying IAS 32 and 39)	-	25,289,765
Net liquidity generated/absorbed by operating activities	**2,241,987**	**1,821,189**
B. INVESTING ACTIVITIES		
1. Liquidity generated by:	**788,832**	**168,052**
- sales of equity investments	39,365	75,163
- collected dividends on equity investments	28,339	14,156
- sales of financial assets held for trading	444,535	-
- sales of property, plant and equipment	267,594	77,409
- sales of intangible assets	3,589	1,324
- sales of subsidiaries and divisions	5,410	-
2. Liquidity absorbed by:	**-1,678,858**	**-444,697**
- purchases of equity investments	-96,918	-38,566
- purchases of financial assets held for trading	-	-
- purchases of tangible assets	-680,253	-318,860
- purchases of intangible assets	-226,484	-87,271
- purchases of subsidiaries and divisions	-675,203	-
Net liquidity generated/absorbed by investing activities	**-890,026**	**-276,645**
C. FINANCING ACTIVITIES		
- issue/purchase of treasury shares	-	-358,416
- issue/purchase of equity instruments	-	-
- distribution of dividends and other scopes	-1,292,035	-1,090,419
Net liquidity generated/absorbed by financing activities	**-1,292,035**	**-1,448,835**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**59,926**	**95,709**

LEGEND: (+) generated; (-) absorbed.

RECONCILIATION	31.12.2005	31.12.2004
Cash and cash equivalents at the beginning of the year	**2,084,477**	**1,952,396**
Cash and cash equivalents HVB Group	1,052,892	-
Cash and cash equivalents Yapi ve Kredi Group	89,341	-
Net liquidity generated/absorbed during the year	59,926	95,709
Cash and cash equivalents: effect of exchange differences	172,770	36,372
Cash and cash equivalents at the end of the year	**3,459,406**	**2,084,477**


fairness
esitlik
equità
transparency
прозрачность
trasparenza
fiducia
zaufanie
trust
libertà
Freiheit
freedom
uzajamnost
reciprocity
reciprocità
rispetto
respect

NOTES TO THE CONSOLIDATED ACCOUNTS


fairness
esitlik
transparency
прозрачность
fiducia
zaufanie
libertà
Freiheit
reciprocity
reciprocità
rispetto
respect

NOTES TO THE CONSOLIDATED ACCOUNTS

Part A) Accounting Policies

A1) General

Section 1 - Statement of Compliance with IFRS

Legislative Decree #38/05 introduced EU Regulation #1606 issued on 19 July 2002, under which the UniCredit Group is required to prepare its consolidated accounts in accordance with IFRS issued by the IASB as endorsed by the EU.
Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the new formats for the Accounts and the Notes to the Accounts in its circular #262 dated 22 December 2005.
These Accounts have therefore been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endored by the European Commission up to 31 December 2005, pursuant to the above-mentioned Regulation.

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the *Organismo Italiano di Contabilità* (OIC) and *Associazione Bancaria Italiana* (ABI).

When compiling our consolidated accounts at 31 December 2005 we took advantage of the option allowed by IFRS 1 to apply IAS 32 and 39 dealing with financial instruments starting from 1 January 2005. Consequently, accounting data at 31 December 2004 relating to items covered by these IAS are stated under Italian GAAP.

The consolidated accounts comprise the balance sheet, the profit and loss account, the statement of changes in equity, the cash-flow statement (compiled using the indirect method) and the notes to the accounts. Figures are given in thousands of euros.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, elevance and materiality in the accounts and the priority of economic substance over juridical form.

Section 3 - Consolidation Procedures and Scope

The consolidation procedures used are as follows:

CONSOLIDATED ACCOUNTS

The consolidated accounts at 31 December 2005 include the separate accounts of the Parent Company and those of its fully consolidated subsidiaries at the same date, reclassified where necessary to take account of consolidation requirements and to bring them into line with IFRS.

The Bayerische Hypo- und Vereinsbank AG Group ("HVB Group") compiles its accounts under IFRS and was consolidated as from the acquisition date (see Part G Business Combinations).

Given the short time between the acquisition date and the balance-sheet date and the complexity of the acquired group, the consolidated accounts use the HVB consolidated accounts prepared under IFRS. This was done by allocating the acquisition cost, as described in Part G, and by reclassifying and supplementing HVB's consolidated accounts to bring them into line with the requirements of Banca d'Italia Circular #262 dated 22 December 2005. The HVB Group's net profit for the period was taken to profit and loss item 295 "HVB Group net profit after acquisition").

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

SUBSIDIARIES

Subsidiaries are entities of which:

1. The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
2. The Parent owns half or less of the voting power and has:
   a) power over more than half of the voting rights by virtue of an agreement with other investors;
   b) power to govern the financial and operating policies of the entity under a statute or an agreement;
   c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
   d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

ASSOCIATES

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incured legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewiseeliminated, unless the transactions show evidence of impairment of the assets exchanged.

JOINT VENTURES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharingcontrol.

Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation, listed by division.

INVESTMENTS IN SUBSIDIARIES AND INTERESTS IN JOINT VENTURES (recognised using proportionate consolidation)

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP		EFFECTIVE VOTING POWER %
			HELD BY	HOLDING %	
COMPANIES					
1 LINE BY LINE METHOD					
UNICREDITO ITALIANO SPA	**Genoa**		**Parent company**		
RETAIL BANKING DIVISION					
Unicredit Banca SpA	Bologna	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Clarima Banca SpA	Milan	1	UniCredit Banca SpA	100.00%	100.00%
Unicredit Banca per la Casa SpA	Milan	1	UniCredit Banca SpA	100.00%	100.00%
Unicredit Assicura SRL	Milan	1	UniCredit Banca SpA	100.00%	100.00%
CORPORATE AND INVESTMENT BANKING DIVISION					
Unicredit Banca d'Impresa SpA	Verona	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Banca Mobiliare SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
Banca Mediocredito SpA (now 2S Banca SpA)	Turin	1	UniCredito Italiano SpA	100.00%	100.00%
Tyrescom Limited (in members' voluntary liquidation)	Dublin	1	UniCredito Italiano SpA	100.00%	100.00%
Locat SpA	Bologna	1	UniCredito Italiano SpA	100.00%	100.00%
Locat Leasing Croatia Doo	Zagreb	1	Locat SpA	100.00%	100.00%
Locat Rent SpA	Milan	4	Locat SpA	50.00%	50.00%
Zao Locat Leasing Russia	Moscow	1	Locat SpA	62.00%	62.00%
S+R Investimenti e Gestioni SGRpA	Milan	1	UniCredit Banca d'Impresa SpA	100.00%	100.00%
UBM Securities Inc (in liquidation)	Dover	1	UniCredit Banca Mobiliare Spa	100.00%	100.00%
Euro Capital Structure (in liquidation)	Dublin	1	UniCredit Banca Mobiliare Spa	100.00%	100.00%
TLX SpA	Milan	1	UniCredit Banca Mobiliare Spa	100.00%	100.00%
Medioinvest SRL	Perugia	1	UniCredit Banca d'Impresa SpA	100.00%	100.00%
Unicredit Broker	Milan	1	UniCredit Banca d'Impresa SpA	100.00%	100.00%
Unicredit Factoring SpA	Milan	1	UniCredit Banca d'Impresa SpA	100.00%	100.00%
Quercia Funding SRL	Verona	1	UniCredit Banca d'Impresa SpA	65.00%	65.00%
PRIVATE BANKING DIVISION					
Unicredit Private Banking SpA	Turin	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit International Bank (Luxembourg) SpA	Luxembourg	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit (Suisse) Bank SA	Lugano	1	UniCredit Private Banking SpA	100.00%	100.00%
BAC Fiduciaria SpA	Republic of San Marino	1	Banca Agricola Commerciale della R.S.M. SA	100.00%	100.00%
Banca Agricola Commerciale della R.S.M. SA	Borgo Maggiore	1	UniCredit Private Banking SpA	85.35%	85.37%
Banque Monegasque de Gestion SA	Munich	1	UniCredit Private Banking SpA	100.00%	100.00%
Cordusio Società Fiduciaria per Azioni	Milan	1	UniCredit Private Banking SpA	100.00%	100.00%
Unicredit Xelion Banca SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
Xaa Agenzia Assicurativa SpA	Milan	1	UniCredit Xelion Banca SpA	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
PIONEER GROUP					
Pioneer Global Asset Management SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
FRT - Fiduciaria Risparmio Torino	Turin	1	Pioneer Global Asset Management SpA	100.00%	100.00%
KI (7) Limited	London	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investment Management Ltd	Dublin	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investment Management (Bermuda)	Hamilton	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investment Management SGRpA	Milan	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investment (Israel) Ltd	Raanana	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investments (New York) Ltd	Dover	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Alternative Investments UK Limited	London	1	KI (7) Limited	100.00%	100.00%
Pioneer Asset Management AS	Prague	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Asset Management SA	Luxembourg	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Czech Financial Company SRO	Prague	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Fonds Marketing GMBH	Munich	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Funds Distributor Inc	Boston	1	Pioneer Investment Management USA Inc.	100.00%	100.00%
Pioneer Global Funds Distributor Ltd	Hamilton	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Global Investments (Australia) PTY Limited	Melbourne	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Global Investments (HK) Limited	Hong Kong	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Global Investments Limited	Dublin	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Investment Company AS	Prague	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Investment Management Inc	Wilmington	1	Pioneer Investment Management USA Inc.	100.00%	100.00%
Pioneer Investment Management Limited	Dublin	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Investment Management Shareholders Services	Boston	1	Pioneer Investment Management USA Inc.	100.00%	100.00%
Pioneer Investment Management SGRpA	Milan	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Investment Management USA Inc	Wilmington	1	Pioneer Global Asset Management SpA	100.00%	100.00%
Pioneer Pekao Investment Fund Company SA	Warsaw	1	Pioneer Pekao Investment Management SA	100.00%	100.00%
Pioneer Pekao Investment Management SA	Warsaw	1	Bank Pekao SA	49.00%	49.00%
			Pioneer Global Asset Management SpA	51.00%	51.00%
NEW EUROPE DIVISION					
Bulbank AD	Sofia	1	UniCredito Italiano SpA	86.13%	86.13%
Unibanka AS	Bratislava	1	UniCredito Italiano SpA	77.21%	77.21%
Unicredit Leasing Auto Bulgaria EOOD	Sofia	1	UniCredit Leasing Bulgaria EAD	100.00%	100.00%
Unicredit Leasing Bulgaria EAD	Sofia	1	Bulbank AD	100.00%	100.00%
Unicredit Leasing Romania SA	Bucarest	1	UniCredit Securities SA	..	..
			UniCredit Romania SA	..	..
			UniCredito Italiano SpA	100.00%	100.00%
			LOCAT SPA	..	..
Unicredit Romania SA	Bucarest	1	UniCredit Securities SA	..	..
			UniCredit Leasing Romania SA	..	..
			UniCredito Italiano SpA	99.95%	99.95%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Unicredit Securities SA	Bucarest	1	UniCredit Romania SA	99.99%	99.99%
Zivnotenska Banka AS	Prague	1	UniCredito Italiano SpA	96.63%	96.63%
Xelion Doradcy Finansowi SP.ZOO	Warsaw	1	UniCredito Italiano SpA	50.00%	50.00%
			Bank Pekao SA	50.00%	50.00%
PEKAO GROUP					
Bank Pekao SA	Warsaw	1	UniCredito Italiano SpA	52.93%	52.93%
Bank Pekao (Ukraina) Ltd	Luck	1	Bank Pekao SA	82.84%	82.84%
			Drukbank SP.ZOO	17.16%	17.16%
BDK Consulting	Luck	1	Bank Pekao (Ukraina) SP.ZOO	100.00%	100.00%
CDM Centralny Dom Maklerski Pekao SA	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Centrum Kart SA	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Drukbank SP.ZOO	Zamosc	1	Bank Pekao SA	100.00%	100.00%
Pekao Access SP.ZOO	Warsaw	1	Bank Pekao SA	55.26%	55.26%
Pekao Developement SP.ZOO	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Pekao Faktoring SP.ZOO	Lublin	1	Bank Pekao SA	100.00%	100.00%
Pekao Financial Services SP.ZOO	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Pekao Fundusz Kapitalowy SP.ZOO	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Pekao Leasing SP.ZOO	Warsaw	1	Bank Pekao SA	100.00%	100.00%
Pekao Pioneer P.T.E. SA	Warsaw	1	Bank Pekao SA	65.00%	65.00%
			Pioneer Global Asset Management SpA	35.00%	35.00%
ZAGREBACKA BANKA GROUP					
Zagrebacka banka DD	Zagreb	1	UniCredito Italiano SpA	81.91%	82.16%
Centar Kaptol DOO	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
Istra Golf DOO	Umag	1	Istraturist Umag Hotelijerstvo I Turizam DD	100.00%	100.00%
Istraturist Umag Hoteljertovoi Turizam DD	Umag	1	Zagrebacka Banka DD	71.80%	71.80%
Marketing Zagrebacke Banke DOO	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
Pominvest DD	Split	1	Zagrebacka Banka DD	88.66%	88.66%
Prva Stambena Stedionica DD Zagreb	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
Unicredit Zagrebacka Banka DD	Mostar	1	UniCredito Italiano SpA	4.69%	4.94%
			Zagrebacka Banka DD	93.98%	94.52%
Zaba Turizam DOO	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
Zagreb Nekretnine DOO	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
Zane BH DOO	Sarajevo	1	Zagreb Nekretnine DOO	100.00%	100.00%
ZB invest DOO	Zagreb	1	Zagrebacka Banka DD	100.00%	100.00%
GLOBAL BANKING SERVICES DIVISION					
I-Faber SpA	Milan	1	UniCredit Banca d'Impresa SpA	65.32%	65.32%
Quercia Software SpA	Verona	1	UniCredit Servizi Informativi SpA	100.00%	100.00%
Uni It SRL	Trento	1	UniCredit Produzioni Accentrate SpA	51.00%	51.00%
Breakeven SRL	Verona	1	UniCredito Gestione Crediti SpA	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Unicredit Produzioni Accentrate SpA	Cologno Monzese	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Real Estate SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Servizi Informativi SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Gestione Crediti SpA	Verona	1	UniCredito Italiano SpA	100.00%	100.00%
Uniriscossioni SpA	Turin	1	UniCredito Italiano SpA	100.00%	100.00%
OTHER COMPANIES					
Trivimm SRL	Verona	1	UniCredito Italiano SpA	29.00%	29.00%
			UniCredito Gestione Crediti SpA	48.00%	48.00%
Unicredit Audit SpA	Milan	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Delaware Inc	Dover	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredit Ireland Financial Services PLC	Dublin	1	UniCredito Italiano Bank (Ireland) PLC	100.00%	100.00%
Unicredito Italiano Bank (Ireland) PLC	Dublin	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Capital Trust I	Newark	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Capital Trust II	Newark	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Capital Trust III	Newark	1	UniCredito Italiano Funding LLC III	100.00%	100.00%
Unicredito Italiano Capital Trust IV	Newark	1	UniCredito Italiano Funding LLC IV	100.00%	100.00%
Unicredito Italiano Funding LLC I	Dover	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Funding LLC II	Dover	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Funding LLC III	Wilmington	1	UniCredito Italiano SpA	100.00%	100.00%
Unicredito Italiano Funding LLC IV	Wilmington	1	UniCredito Italiano SpA	100.00%	100.00%
HYPOVEREINSBANK DIVISION					
Bayerische Hypo Und Vereinsbank AG	Munich	1	UniCredito Italiano SpA	93.93%	93.93%
Activest Investmentgesellschaft Luxembourg S.A.	Luxembourg	1	HVB Asset Management Holding GmbH	90.00%	90.00%
			HVB Banque Luxembourg Société Anonyme	10.00%	10.00%
Activest Investmentgesellschaft mbH	Munich	1	HVB Asset Management Holding GmbH	100.00%	100.00%
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG	Bad Homburg	1	ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.	33.33%	33.33%
			BA CA Leasing (Deutschland) GmbH	65.67%	65.67%
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.	Bad Homburg	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Allegro Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%
ALLIB Leasing d.o.o. za Najam	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00%	10.00%
Allib Leasing s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
ALLIB ROM s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00%	10.00%
ALMS Leasing GmbH.	Salzburg	1	Bank Austria Creditanstalt Leasing GmbH	95.00%	95.00%
ALV Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
ANI Leasing s.r.l	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00%	10.00%
Antares Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Arany Pénzügyi Lizing Rt.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Arno Grundstücksverwaltungs Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Artemus Macro Fund SPC Limited	George Town (Cayman Islands)	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	-
			HVB Asset Management Asia Ltd.	-	100.00%
ARUNA Immobilienvermietung GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Asset Management GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Augarten - Hotel - Errichtungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			CALG Immobilien Leasing GmbH	98.80%	98.80%
Austria Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.40%	99.40%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	0.40%	0.40%
Autogyör Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA Alpine Holdings, Inc.	Wilmington	1	Bank Austria Cayman Islands Ltd.	100.00%	100.00%
BA-CA Administration Services GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
BA-CA Andante Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Betriebsobjekte AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
BACA Baucis Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA CENA Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA Cheops Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
BACA Export Finance Limited	London	1	BACA (London) Limited	0.10%	0.10%
			Bank Austria Creditanstalt Aktiengesellschaft	99.90%	99.90%
BA-CA Export Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Mobilien Leasing GmbH	100.00%	100.00%
BA-CA Finance (Cayman) (2) Limited	George Town (Grand Cayman)	1	BA-CA Finance (Cayman) Limited	100.00%	100.00%
BA-CA Finance (Cayman) Limited	George Town (Grand Cayman)	1	Bank Austria Cayman Islands Ltd.	100.00%	100.00%
BA - CA Ingatlanlizing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG)	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA KommunalLeasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACAL ALPHA d.o.o.	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%
BACA Leasing Alfa s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA-Leasing Aquila Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA/CA-Leasing Beteiligungen GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
BACA Leasing Carmen GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BA CA Leasing (Deutschland) GmbH	Bad Homburg	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	94.90%	94.90%
BA-CA Leasing Drei Garagen GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BA/CA-Leasing Finanzierung GmbH	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	100.00%	100.00%
BACA Leasing Gama s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA-Leasing Gemini Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA CA Leasing (Germany) GmbH	Bad Homburg	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA-Leasing Lupus Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Leasing MAR Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA-Leasing Midas Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA LEASING MODERATO d.o.o.	Lubiana	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA Leasing Nekretnine d.o.o.	Banja Luka	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%
BACA-Leasing Nero Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA-Leasing Omikron Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Leasing Polo, leasing d.o.o.	Lubiana	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Leasing TechRent GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.00%	99.00%
BACA Leasing und Beteiligungsmanagement GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			CALG Immobilien Leasing GmbH	98.80%	98.80%
BACA-Leasing Ursus Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Leasing Versicherungsservice GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Leasing Versicherungsservice GmbH & Co. KG	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BA-CA Luna Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACAL Versicherungsservice Holding GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA Minerva Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA Minos Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA Mobilien und LKW Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BACA PEGASUS Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			CALG Immobilien Leasing GmbH	74.80%	74.80%
BA-CA Polaris Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BA-CA Presto Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA Real Estate s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
BACA Romus s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%
BA CA SECUND Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BACA VULCANUS Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BA-CA Zega Leasing-Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BA Creditanstalt Leasing Alpha d.o.o.	Belgrade	1	HVB Banka Srbija i Crna Gora A.D.	100.00%	100.00%
BA Creditanstalt Bulus EOOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
"BA-Creditanstalt Leasing Angla" Sp. z.o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
"BA-Creditanstalt Leasing Delta" Sp. z. o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	75.00%	75.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
"BA-Creditanstalt Leasing Ecos" Sp.z.o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
"BA-Creditanstalt Leasing Polus" Sp.z.o.o.	Warsaw	1	BACA Minerva Leasing GmbH	90.00%	90.00%
			BPH Leasing SA	10.00%	10.00%
BA Eurolease Beteiligungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BAL Carina Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BAL Demeter Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
BAL Helios Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BAL Hestia Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BAL Horus Immobilien Leasing GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
BAL Hypnos Immobilien Leasing GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
BAL Leto Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
BAL Osiris Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BAL Pan Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
BAL Sobek Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Banca Comerciala "Ion Tiriac" S.A.	Bucarest	1	Bank Austria Creditanstalt Aktiengesellschaft	50.00%	50.00%
Bank Austria Cayman Islands Ltd.	Georgetown (Cayman Islands)	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Bank Austria Creditanstalt Aktiengesellschaft	Vienna	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	77.53%	77.53%
			UniCredito Italiano SpA	17.45%	17.45%
Bank Austria Creditanstalt d.d. Ljubljana	Lubiana	1	Bank Austria Creditanstalt Aktiengesellschaft	99.98%	99.98%
Bank Austria Creditanstalt KFZ Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	100.00%	100.00%
Bank Austria Creditanstalt Leasing Bauträger GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00%	10.00%
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Bank Austria Creditanstalt Leasing, leasing, d.o.o.	Lubiana	1	Bank Austria Creditanstalt d.d. Ljubljana	9.90%	9.90%
			Bank Austria Creditanstalt Leasing GmbH	90.10%	90.10%
Bank Austria Creditanstalt Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	99.98%	99.98%
Bank Austria Creditanstalt Mobilien Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Bank Austria Creditanstalt Real Invest GmbH	Vienna	1	A & B Banken-Holding GmbH	5.05%	5.05%
			Bank Austria Creditanstalt Aktiengesellschaft	94.95%	94.95%
Bank Austria Creditanstalt Wohnbaubank AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Bank Austria Hungaria Beta Leasing Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	95.00%	95.00%
			Bank Austria Creditanstalt Leasing GmbH	5.00%	5.00%
Bank Austria Leasing Argo Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Bank Austria Leasing Hera Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Bank Austria Leasing Medea Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Bank Austria Trade Services Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Bank BPH Spolka Akcyjna	Krakau	1	Bank Austria Creditanstalt Aktiengesellschaft	71.03%	[3] 71.03%
Bankhaus Neelmeyer AG	Bremen	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
Banking Transaction Services s.r.o.	Prague	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Bankprivat AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG	Vienna	1	CALG Anlagen Leasing GmbH	1.00%	1.00%
			CALG Immobilien Leasing GmbH	99.00%	99.00%
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00%	100.00%
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung	Hamburg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
BFZ (Overseas) Ltd. Cayman Islands	Georgetown (Cayman Islands)	1	Bank Austria Cayman Islands Ltd.	100.00%	100.00%
BodeHewitt AG & Co. KG	Grünwald	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	72.25%	72.25%
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
BPH Bank Hipoteczny S.A.	Warsaw	1	Bank BPH Spolka Akcyjna	99.93%	99.93%
			BPH Auto Finanse SA	0.07%	0.07%
BPH Finance plc.	London	1	Asset S.A.	..	..
			Bank BPH Spolka Akcyjna	100.00%	100.00%
BPH Leasing SA	Poznan	1	BPH PBK Leasing S.A.	100.00%	100.00%
BPH PBK Leasing S.A.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	19.90%	19.90%
			Bank BPH Spolka Akcyjna	80.10%	80.10%
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Business City Management GmbH	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CABET-Holding-Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
CABO Beteiligungsgesellschaft m.b.H.	Vienna	1	CABET-Holding-Aktiengesellschaft	100.00%	100.00%
CAC Full Service Leasing s.r.o.	Bratislava	1	CAC Leasing Slovakia a.s.	100.00%	100.00%
CAC Full Service Leasing, s.r.o.	Prague	1	CAC Leasing a.s.	100.00%	100.00%
CAC IMMO, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CAC Leasing a.s.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CAC Leasing Slovakia a.s.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	44.89%	44.89%
			CAC Leasing a.s.	35.21%	35.21%
			HVB Bank Slovakia a.s.	19.89%	19.89%
CAC poistovaci maklér, s.r.o.	Bratislava	1	BACAL Versicherungsservice Holding GmbH	19.68%	19.68%
			CAC Leasing Slovakia a.s.	80.32%	80.32%
CAC Pojist'ovací Maklérská spol. s.r.o.	Prague	1	CAC Leasing a.s.	100.00%	100.00%
CAC Real Estate, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Caibon.com Internet Services GmbH	Vienna	1	Bank Austria Trade Services Gesellschaft m.b.H.	100.00%	100.00%
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Beta 2 Ingatlanhasznosító Korlatolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Euro s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Ovus s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Praha s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Senioren Park GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
CA-Leasing Terra poslovanje z nepremicninami d.o.o.	Lubiana	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
CALG 307 Mobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
CALG 443 Grundstückverwaltung GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%
CALG 451 Grundstückverwaltung GmbH	Vienna	1	CALG Immobilien Leasing GmbH	1.00%	1.00%
			CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
CALG Alpha Grundstückverwaltung GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
CALG Anlagen Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG	Munich	1	CALG Anlagen Leasing GmbH	99.90%	99.90%
CALG Anlagen Leasing GmbH & Co. OEG	Vienna	1	CALG Anlagen Leasing GmbH	99.00%	99.00%
			CALG Immobilien Leasing GmbH	1.00%	1.00%
CALG Delta Grundstückverwaltung GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80%	99.80%
CALG Gamma Grundstückverwaltung GmbH	Vienna	1	CALG Immobilien Leasing GmbH	99.80%	99.80%
CALG Grundstückverwaltung GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			CALG Immobilien Leasing GmbH	74.80%	74.80%
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH	Vienna	1	CALG Anlagen Leasing GmbH	100.00%	100.00%
CALG Immobilien Leasing GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80%	99.80%
CALG Minal Grundstückverwaltung GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80%	99.80%
CAL-Papier Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Charade Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Chefren Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Civitas Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Closed Joint Stock Company International Moscow Bank	Moscow	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	46.84%	52.88%
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	99.80%	99.80%
Contra Leasing-Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
			Jausern-Leasing Gesellschaft m.b.H.	25.00%	25.00%
Cristal Palace Real Estate, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	95.00%	95.00%
Cukor Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
DAB Bank AG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	76.31%	76.31%
DEBO Leasing s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00%	10.00%
direktanlage.at AG	Salzburg	1	DAB Bank AG	100.00%	100.00%
DLB LEASING s.r.o.	Prague	1	CAC Leasing a.s.	100.00%	100.00%
DLV Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Domus Bistro GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP		EFFECTIVE VOTING POWER %
			HELD BY	HOLDING %	
Domus Clean Reinigungs GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Domus Facility Management GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
DUODEC Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eggenberg Leasing-Gesellschaft m.b.H.	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00%	100.00%
Érdi Projekt Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co KEG	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80%	99.80%
Expanda Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Fides Immobilien Treuhand Gesellschaft m.b.H.	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00%	100.00%
Financial Markets Service Bank GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
FMC Leasing Ingatlanhasznosító Korlátolt Felelősségű Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00%	30.00%
		1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
FM Grundstücksverwaltungs GmbH & Co. KG	Munich	1	CALG Immobilien Leasing GmbH	94.90%	94.90%
FMZ Sigma Projektentwicklungs GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Folia Leasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	75.00%	75.00%
Fugato Leasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
GALA Grundstücksverwaltung Gesellschaft m.b.H.	Vienna	1	CALG Immobilien Leasing GmbH	99.80%	99.80%
GBS Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	CALG Anlagen Leasing GmbH	99.00%	99.00%
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	37.30%	37.30%
			CALG Immobilien Leasing GmbH	37.50%	37.50%
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
GRAND INVESTICIJE d.o.o. za promet nekretninama	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Grundstücksverwaltung Linz-Mitte GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG	Dornbirn	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Hebros Auto E.O.O.D.	Sofia	1	Hebros Leasing E.A.D.	100.00%	100.00%
Hebros Bank AD	Plovdiv	1	Bank Austria Creditanstalt Aktiengesellschaft	89.92%	89.92%
			HVB Bank Biochim AD	9.99%	9.99%
Hebros Leasing E.A.D.	Sofia	1	Hebros Bank AD	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Herku Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
HFP Ingatlanhasznosító Részvénytársaság	Budapest	1	HVB-Leasing Hamlet Ingatlanhasznosító Korlátolt Felelösségü Társaság	100.00%	100.00%
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
Hoka Leasing-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	74.80%	74.80%
Honeu Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Hotel Heiligenblut Betriebs GmbH NfG. KG	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	1.00%	1.00%
			Bank Austria Creditanstalt Leasing GmbH	99.00%	99.00%
HVB AGENT d.o.o.	Zagreb	1	BACAL Versicherungsservice Holding GmbH	20.00%	20.00%
			HVB Leasing Croatia d.o.o. za leasing	80.00%	80.00%
HVB Alternative Financial Products AG	Vienna	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Asset Management Holding GmbH	Munich	1	HVB Verwa 4 GmbH	100.00%	100.00%
HVB AUTO LEASING EOOD	Sofia	1	HVB LEASING OOD	100.00%	100.00%
"HVB Banka Srbija i Crna Gora" A.D.	Belgrade	1	A & B Banken-Holding GmbH	0.43%	0.43%
			Bank Austria Creditanstalt Aktiengesellschaft	99.57%	99.57%
HVB Bank Biochim AD	Sofia	1	Bank Austria Creditanstalt Aktiengesellschaft	99.79%	99.79%
HVB Bank Czech Republic a.s.	Prague	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
HVB Bank Hungary Rt.	Budapest	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
HVB Bank Romania S.A.	Bucarest	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	0.03%	0.03%
			Bank Austria-CEE BeteiligungsgmbH	0.03%	0.03%
			Bank Austria Creditanstalt Aktiengesellschaft	49.87%	49.87%
			Bank Austria Creditanstalt Leasing GmbH	0.03%	0.03%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	0.03%	0.03%
HVB Bank Slovakia a.s.	Bratislava	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
HVB Banque Luxembourg Société Anonyme	Luxembourg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	..	..
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital Asia Limited	Hong Kong	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital LLC	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital LLC II	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital LLC III	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
HVB Capital LLC V	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00%	50.00%
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00%	50.00%
HVB Capital LLC VI	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital LLC VII	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Capital LLC VIII	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00%	50.00%
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00%	50.00%
HVB Central Profit Banka d.d.	Sarajevo	1	Bank Austria Creditanstalt Aktiengesellschaft	80.85%	80.85%
HVB Gesellschaft für Gebäude mbH & Co KG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Global Assets Company, L.P.	City of Dover (USA)	3	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	4.99%	4.99%
			HVB Global Assets Company (GP), LLC	0.01%	0.01%
HVB Hong Kong Limited	Hong Kong	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Informations-Verarbeitungs-GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Investments (UK) Limited	Georgetown (Cayman Islands)	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Jelzálogbank Rt.	Budapest	1	HVB Bank Hungary Rt.	100.00%	100.00%
HVB-Leasing Aida Ingatlanhasznositó Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	96.67%	96.67%
			Business City Management GmbH	3.33%	3.33%
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Biztositasi Alkusz Szolgáltató Karlátolt Felelösségü Társaság	Budapest	1	BACAL Versicherungsservice Holding GmbH	20.00%	20.00%
			HVB Leasing Hungary Kereskedlmi Korlátolt Felelsség Társaság	80.00%	80.00%
HVB Leasing CPB d.o.o.	Sarajevo	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00%	30.00%
			Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
HVB Leasing Croatia d.o.o. za leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Leasing Czech Republic s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Dante Ingatlanhasznositó Korlátolt Felelösségü Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00%	30.00%
			Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
HVB Leasing d.o.o.	Sarajevo	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
"HVB Leasing" d.o.o. Beograd	Belgrade	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Fidelio Ingatlanhasznositó Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Forte Ingatlanhasznosító Kartátolt Felelsség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Leasing GmbH	Hamburg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
HVB-Leasing Hamlet Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00%	30.00%
			Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
HVB-Leasing Hermes Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Leasing Hungary Kereskedlmi Korlátolt Felelsség Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	3.33%	3.33%
			Bank Austria Creditanstalt Leasing GmbH	96.67%	96.67%
HVB Leasing Hungary Pénzügyi Szolgáltató Rt.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	2.50%	2.50%
			Bank Austria Creditanstalt Leasing GmbH	97.50%	97.50%
HVB Leasing Imobiliar s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Leasing Insurance Broker Bulgaria OOD	Sofia	1	BACAL Versicherungsservice Holding GmbH	20.00%	20.00%
			HVB LEASING OOD	80.00%	80.00%
HVB Leasing Insurance Broker s.r.l.	Bucarest	1	BA-CA Leasing Versicherungsservice GmbH	99.80%	99.80%
HVB Leasing Jupiter Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%
HVB-Leasing LAMOND Ingatlanhasznosító Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00%	30.00%
			Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
HVB-Leasing Maestoso Ingatlanhasznosító Kartátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	71.61%	71.61%
			Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	28.39%	28.39%
HVB Leasing Max Ingatlanhasznosító Korlátolt Felelsség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB LEASING OOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	90.00%	90.00%
HVB-Leasing Othello Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	96.67%	96.67%
			Business City Management GmbH	3.33%	3.33%
HVB Leasing Real Estate Bratislava s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB-Leasing Romania s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	80.00%	80.00%
			HVB Bank Romania S.A.	20.00%	20.00%
HVB Leasing Slovakia s.r.o.	Bratislava	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	100.00%	100.00%
HVB-Leasing Sport Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Payments & Services GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Risk Management Products Inc.	New York	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Splitska banka d.d.	Split	1	Bank Austria Creditanstalt Aktiengesellschaft	99.74%	99.74%
"HVB SUPER LEASING" EOOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
HVB Systems GmbH	Unterföhring	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB U.S. Finance Inc.	New York	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Verwa 4.4 GmbH	Munich	1	HVB Verwa 4 GmbH	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
HVB Verwa 4 GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVB Wealth Management Holding GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
HVZ GmbH & Co. Objekt KG	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	100.00%	100.00%
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00%	100.00%
Hypo stavebni sporitelna a.s.	Prague	1	HVB Bank Czech Republic a.s.	60.00%	60.00%
			Vereinsbank Victoria Bauspar Aktiengesellschaft	40.00%	40.00%
Hypo (UK) Holdings Limited	London	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
			HVB Immobilien AG	-	-
HypoVereinsFinance N.V.	Amsterdam	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
"HypoVereins Immobilien" EOOD	Sofia	1	HVB Bank Biochim AD	100.00%	100.00%
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	74.80%	74.80%
			Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
INDEXCHANGE Investment AG	Unterföhring bei München	1	HVB Verwa 4.4 GmbH	100.00%	100.00%
Inprox Chomutov, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Inprox Karlovy Vary s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
INPROX Kladno, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
INPROX Poprad, Spol. s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	70.00%	70.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00%	30.00%
INPROX SR I., spol. s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Internationales Immobilien-Institut GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	94.00%	94.00%
Intro Leasing Gesellschaft m.b.H.	Vienna	1	Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00%	100.00%
Jausern-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
KADMOS Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Kunsthaus Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00%	95.00%
			Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	5.00%	5.00%
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
Lagermax Leasing GmbH	Salzburg	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Lagev Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Largo Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Vape Communa Leasinggesellschaft m.b.H.	98.80%	98.80%
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	99.08%	99.08%
LEASFINANZ GmbH	Vienna	1	LF Beteiligungen GmbH	100.00%	100.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
LEASFINANZ Mobilienvermietung GmbH	Vienna	1	LEASFINANZ GmbH	100.00%	100.00%
Legato Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Lelev Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
LF Beteiligungen GmbH	Vienna	1	BACA Leasing und Beteiligungsmanagement GmbH	100.00%	100.00%
LINO Hotel-Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Lipark Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Liva Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Martianez Comercial S.A.	Puerto de la Cruz	1	BACA PEGASUS Leasing GmbH	100.00%	100.00%
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG	Vienna	1	Bank Austria Creditanstalt Mobilien Leasing GmbH	98.04%	98.04%
MBC Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
MID Garagen GmbH	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80%	99.80%
MIK Beta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
MIK Ingatlankezelö Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
MM Omega Projektentwicklungs GmbH	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Mögra Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Nage Lokalvermietungsgesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Nata Immobilien-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	6.00%	6.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	51.50%	51.50%
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00%	95.00%
Nordinvest Norddeutsche Investment-Gesellschaft mbH	Hamburg	1	Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung	100.00%	100.00%
Oct Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
OLG 92 - Mobilien- und Anlagenleasing GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
OLG Industriegüter Leasing GmbH & Co.KG	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	86.12%	86.12%
OLG - Mobilien- und Anlagenleasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Optima Financial Services E.O.O.D.	Sofia	1	Hebros Bank AD	100.00%	100.00%
Panenska Invest Spol.s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Parzho^-Errichtungs- und Verwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	0.20%	0.20%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.60%	99.60%
PAZONYI Đ98 Ingatlanhasznosító Korlátolt Felelösségü Társaség	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
PBK Leasing Spólka Akcyjna	Warsaw	1	BPH PBK Leasing S.A.	100.00%	100.00%
PELOPS Leasing Gesellschaft m.b.H.	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80%	99.80%
Piana Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Polimar 13 Spólka z orgranczon odpowiedzialno ci	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Polimar 6 Spólka z oraniczon odpowiedzialno ci	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00%	100.00%
Posato Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.99%	98.99%
Prim Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	74.80%	74.80%
			Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
QUADEC Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Quart Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Anlagen Leasing GmbH	99.80%	99.80%
Quint Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
"Real Estate Management Poland" Sp. z o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Real-Rent Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Regev Realitätenverwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	5.00%	5.00%
			Bank Austria Creditanstalt Leasing GmbH	94.80%	94.80%
Rondo Leasing GmbH	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00%	100.00%
RSB Anlagenvermietung Gesellschaft m.b.H.	Vienna	1	CALG Immobilien Leasing GmbH	100.00%	100.00%
RUBATO LEASING drusto s ograni enom odgovornos u za leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
RWF Real - Wert Grundstücksvermietungsgesellschaftm. b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft	Vienna	1	CALG Immobilien Leasing GmbH	99.83%	99.83%
			RSB Anlagenvermietung Gesellschaft m.b.H.	0.17%	0.17%
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	97.78%	97.78%
			TIVOLI Grundstücks-Aktiengesellschaft	2.22%	2.22%
Savka Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Schoellerbank Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Seca-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			CALG Delta Grundstückverwaltung GmbH	74.80%	74.80%
Sedec Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Sext Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80%	99.80%
Shopping Center Györ Errichtungs und Betriebsgesellschaft mbH	Budapest	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	5.00%	5.00%
			Business City Management GmbH	95.00%	95.00%
SHS Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%
Sigma Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	0.40%	0.40%
			CALG Anlagen Leasing GmbH	99.40%	99.40%
Sonata Leasing-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	1.00%	1.00%
			Bank Austria Creditanstalt Leasing GmbH	98.80%	98.80%
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00%	100.00%
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	75.80%	75.80%
			Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	24.00%	24.00%
Terz Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
TIVOLI Grundstücks-Aktiengesellschaft	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	99.67%	99.67%
Tredec Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Ufficium Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00%	95.00%
			Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	5.00%	5.00%
Unicom Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Vape Communa Leasinggesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00%	25.00%
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80%	74.80%
Vereinsbank Victoria Bauspar Aktiengesellschaft	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	70.00%	70.00%
Visa-Service Kreditkarten Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	50.10%	50.10%
WAVE Solutions Information Technology GmbH.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00%	100.00%
Westfalenbank Aktiengesellschaft	Bochum	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00%	100.00%
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Wüba Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Zagra Leasing d.o.o. za financiranje	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00%	100.00%
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	99.80%	99.80%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Grundstückverwaltung GmbH	99.80%	99.80%
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Gebäudeleasing Grundstücksverwaltungsgesell schaft m.b.H.	99.80%	99.80%
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80%	99.80%
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80%	99.80%
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	99.80%	99.80%
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BACA Leasing und Beteiligungsmanagement GmbH	100.00%	100.00%
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80%	99.80%
2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
PRIVATE DIVISION					
Orbit Asset Management Limited	Hamilton	7	Pioneer Alternative Investment Management (Bermuda)	50.00%	50.00%
NEW EUROPE DIVISION					
KOC GROUP					
Koç Finansal Hizmetler AS	Istanbul	7	UniCredito Italiano SpA	50.00%	50.00%
Koç Bank AS	Istanbul	7	Koç Finansal Hizmetler AS	49.88%	49.88%
Koç Portfoy Yonetimi AS	Istanbul	7	Koç Bank AS	..	..
			Koç Yatrim Menkul Degerler AS	49.94%	49.94%
Koç Yatrim Menkul Degerler AS	Istanbul	7	Koç Finansal Hizmetler AS	49.96%	49.96%
Koç Bank Azerbaijan Ltd	Baku	7	Koçlease - Koçfinansal Kilarama AS	0.05%	0.05%
			Koç Yatrim Menkul Degerler AS	0.05%	0.05%
			Koç Finansal Hizmetler AS	39.90%	39.90%
Koç Bank Nederland NV	Amsterdam	7	Koç Finansal Hizmetler AS	50.00%	50.00%

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

	REGISTERED OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	EFFECTIVE VOTING POWER %
Koç Faktor - Koçfaktoring Hizmetleri AS	Istanbul	7	Koçlease - Koçfinansal Kilarama AS	0.01%	0.01%
			Koç Finansal Hizmetler AS	49.96%	49.96%
Koçlease - Koç Finansal Kiralama AS	Istanbul	7	Koç Finansal Hizmetler AS	49.50%	49.50%
Stiching Custody Services KBN	Amsterdam	7	KOCBANK NEDERLAND NV	50.00%	50.00%
Yapi Kredi Bank Deutschland AG	Frankfurt	7	Yapi Kredi Bankasi AS	18.01%	18.01%
			YAPI KREDI HOLDING BV	10.19%	10.19%
Yapi Kredi Bank Nederland NV	Amsterdam	7	YAPI KREDI HOLDING BV	28.63%	28.63%
Yapi Kredi Bankasi AS	Istanbul	7	Koç Bank AS	28.63%	28.63%
Yapi Kredi Emeklilik AS	Istanbul	7	Yapi Kredi Bankasi AS	-	-
			Yapi Kredi Sigorta AS	26.88%	26.88%
			Yapi Kredi Faktoring AS	0.01%	0.01%
			Yapi Kredi Yatrim Menkul Degerler AS	0.01%	0.01%
Yapi Kredi Faktoring AS	Istanbul	7	Yapi Kredi Bankasi AS	28.63%	28.63%
Yapi Kredi Finansal Kiralama AO	Istanbul	7	Yapi Kredi Bankasi AS	28.09%	28.09%
			Yapi Kredi Emeklilik AS	0.08%	0.08%
Yapi Kredi Holding BV	Amsterdam	7	Yapi Kredi Bankasi AS	28.63%	28.63%
Yapi Kredi Moscow	Moscow	7	Yapi Kredi Bankasi AS	28.59%	28.59%
			Yapi Kredi Bank Deutschland AG	-	-
			Yapi Kredi Finansal Kilarama AO	0.04%	0.04%
Yapi Kredi Portfoy Yonetimi AS	Istanbul	7	Yapi Kredi Bankasi AS	8.59%	8.59%
			Yapi Kredi Emeklilik AS	14.12%	14.12%
			Yapi Kredi Yatrim Menkul Degerler AS	4.29%	4.29%
Yapi Kredi Sigorta AS	Istanbul	7	Yapi Kredi Bankasi AS	21.19%	21.19%
			Yapi Kredi Faktoring AS	2.28%	2.28%
			Yapi Kredi Yatrim Menkul Degerler AS	3.43%	3.43%
Yapi Kredi Yatrim Menkul Degerler AS	Istanbul	7	Yapi Kredi Bankasi AS	28.41%	28.41%
			Yapi Kredi Finansal Kilarama AO	-	-
Yapi Kredi Yatirim Ortakligi AS	Istanbul	7	Yapi Kredi Bankasi AS	3.18%	3.18%
			Yapi Kredi Yatrim Menkul Degerler AS	12.88%	12.88%

1. Type of relationship:
   1 = majority of voting rights in general meeting
   2 = dominant influence in general meeting
   3 = shareholders' agreement
   4 = other forms of control
   5 = centralised management pursuant to paragraph 1, Section 26, of "LD 87/92";
   6 = centralised management pursuant to paragraph 2, Section 26, of "LD 87/92";
   7 = joint control
2. Voting rights available in general meeting
3. Voting rights on BPH shares indirectly owned by Unicredit through Bank Austria are suspended, waiting for the authorisation of the Banking Supervision Commission (the regulatory authority in Poland).

Section 4 - Subsequent Events

No events have occurred after the balance sheet date that would make it necessary to change the information given in the Consolidated Accounts.

Section 5 - Other Matters

These Consolidated Accounts are the first set of accounts prepareded under IFRS. As required by IFRS 1 in Part M there is the document on the transition to IFRS included in our First Half Report at 30 June 2005, which comprises the following:

- reconciliation of shareholders' equity under Italian GAAP to equity under IFRS at 1 January 2004 and 31 December 2004 excluding IAS 32 and 39;
- reconciliation of shareholders' equity under Italian GAAP to equity under IFRS at 1 January 2005 including IAS 32 and 39;
- reconciliation of net profit for 2004 in Italian GAAP to 2004 net profit in IFRS excluding IAS 32 and 39;
- notes to these reconciliations.

The following exemptions permitted by IFRS 1 were used:

- Business combinations – The rules for business combinations that occurred prior to the transition date (1 January 2004) were not applied retroactively; the latest carrying amount of goodwill under previous GAAP was maintained.
- Property – On the date of first adoption property was recognised at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of first adoption.
- Financial Assets that cannot be derecognised – The Group did not recognise loans securitised in transactions entered into before 1 January 2004 even though IAS 39 requires loans of this type to be recognised in the Accounts.
- Stock option plans and transactions with share-based payment settled using equity instruments – The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments granted before 7 November 2002 or vested prior to transition to IFRS.
- Employee benefits - IAS 19 allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all accumulated actuarial gains and losses as at 1 January 2004 were recognised upon first-time adoption.
- Financial instruments – IAS 32 and IAS 39 were applied effective from 1 January 2005, without remeasuring items relating to 2004; the two years' figures are therefore not comparable.

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources. These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

A2) The Main Items of the aAccounts

1 - Financial Assets held for trading (HfT)

A financial asset is classified as held for trading if it is:

1. acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

2. part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;

3. a derivative (except for a derivative that is a designated hedging instrument - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition, an entity shall measure these financial assets at their fair value. Equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and settled by delivery of such unquoted equity instruments are measured at cost.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading". If the fair value of a financial asset falls below zero. it is recognised in item 40 "Financial liabilities held for trading".

If it is deemed that there is objective evidence that an HfT financial asset carried at cost has undergone an impairment loss, the amount of the impairment loss – recognised in profit or loss under item 80 "Gains (losses) on financial assets and liabilities held for trading" - is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed.

A derivative is a financial instrument or other contract with all three of the following characteristics:

1. its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');

2. it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;

3. it is settled at a future date.

Gains and losses originated from derivatives held for trading, whether realised or not, are recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading".

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract.

with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:

1. the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;

3. the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs including expenses, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value. Gains or losses arising out of changes in fair value are recognised in equity item 140 "Revaluation reserves" – except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised in item 80 "Gains (losses) on financial assets and liabilities held for trading" - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 140 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets". The amount that is removed is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and fair value.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value including transaction costs that are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:

- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:

- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

All problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** – formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation: measurement is on a loan-by-loan or portfolio basis;
- **Doubtful loans** – exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time: measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Restructured loans** – exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including the present value of losses due to loan rates being lower than funding cost.
- **Past-due loans** – total exposure to any borrower not included in the other categories, who at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 180 days past due. Total exposure is recognised in this category if, at the balance-sheet date,

either

- the expired or unauthorised borrowing;

or

- the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure. Measurement is on a portfolio basis using historical and statistical information.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk – in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors – is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The IRR implicit in contractual cash-flows is the expected IRR at the time of disbursement of the loan. It does not therefore give rise to an impairment loss on initial recognition of the financial asset.

After initial recognition, changes in the risk represented by a loan or receivable are detected by reference to changes in its risk rating (and consequently in its PD and LGD).

The IRR implicit in expected cash-flows on the basis of the loan's new class of risk is the effective expected IRR used to measure the estimated realisable value.

Impairment losses made in the period are equal to the difference between carrying amount (i.e. amortised cost) at the risk level measured on disbursement and the present value of the estimated recoverable amount, discounted at the new expected effective IRR.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provision: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities". Allowances for unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2004 which cannot be derecognised under IAS 39 (see Section 18 – Other Information - Derecognition).

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit and Loss (FIaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is:

- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss"); and managed by the use of derivatives not treatable as hedges.

FIaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:

a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
c) Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.
A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instuments are so designated when identifiable with an ultimate counterparty outside the Group.

Fair Value Hedging

An effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once.

If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the same item.

Cash Flow Hedging

The portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 140 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 90 "Fair value adjustments in hedge accounting".

Hedging a Net Investment in a Foreign Operation

Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 140 "Revaluation reserves" through the statement of changes in equity;
- the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation.

Macro-hedged financial assets (liabilities)

IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are almost completely offset by changes in fair value of the hedging instrument, i.e., that the hedge ratio is within the range of 80-125 per cent.

Net changes – gains or losses – in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting ".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 90 "Fair value adjustments in hedge accounting".

7 - Equity Investments

The principles governing the recognition and measurement of equity investments under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures, are given in detail in Part A.1, Section 3 – Consolidation Procedures and Scope.

Remaining interests other than subsidiaries, associates and joint ventures, and interests recognised in items 150 "Non-current assets and disposal groups held for sale" and 90 "Liabilities included in disposal groups classified as held for sale" (see Section 10) – are classified as AfS financial assets and treated accordingly (see Section 2).

8 - Property, Plant and Equipment (Tangible Assets)

The item includes:
- land
- buildings
- plant and machinery
- furniture and fixtures
- other machinery and equipment
- leasehold improvements.

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be let under a finance lease.

The item includes assets used by the Group as lessee under a finance lease, or let/hired out by the Group as lessor under an operating lease.

Leasehold improvements are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment which cannot be separately identified, are recognised in item 160 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location. installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:

180(b) "General and administrative expenses", if they refer to assets used in the business;

or

220 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 200 "Impairment/ write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 270 "Gains (losses) on disposal of investiments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This items also includes intangible assets used by the Group as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 210 "Impairment/ write-backs on intangible assets".

An intangible fixed asset with indefinite life is not amortised. Even if there are no indications of impairment, each intangible asset's carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 210 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 270 "Gains (losses) on disposal of investments".

Goodwill

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Even if there are no indications of impairment, goodwill undergoes an annual impairment test, as for intangible assets with an indefinite useful life.

Impairment losses on goodwill are recognised in profit and loss item 260 "Impairment losses on goodwill" and cannot subsequently be reversed.

10 - Non-current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 150 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to these assets and liabilities (dividends, interest, etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 310 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

In the case of Group companies whose Accounts have been prepared under Italian GAAP, all temporary differences whether deductible or taxable arising from the application of IFRS on consolidation, have been considered deferred tax assets or liabilities.

A deferred tax asset (item 140 b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:

- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:

- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:

1) is not a business combination; and
2) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 290 "Tax expense (income) related to profit or loss from continuing operations", except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions – i.e. provisions for employee benefits paid after leaving employment – are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognised, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 190 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under *Retirement Payments and Similar Obligations*).

13 - Liabilities, securities in issue and subordinated loans

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part, recognised in item 160 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:

a) derivatives that are not recognised as hedging instruments;
b) obligations to deliver financial assets sold short;
c) financial liabilities issued with an intention to repurchase them in the near term;
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

EU Regulation #1864/05 dated 15 November 2005 amended IAS 39 so that, as well as financial assets, financial liabilities could also be designated on initial recognition as measured at fair value, provided that:

- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or

- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:

- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period. Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the revaluation reserves.

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Insurance Assets and Liabilities

IFRS 4 defines an insurance contract as a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

These policies are recognised briefly as follows:

- in profit and loss item 160 "Other income (net) from insurance activities": gross premium including all amounts due during the year under insurance contracts, net of cancellations. Premium transferred to reinsurers during the year is also recognised in this item;

- in the liability item 130 "Insurance reserves": contractual obligations to policyholders, calculated analytically contract by contract using the prospective method, on the basis of demographic and financial projections currently used by the market;

- in the asset item 110 "Insurance reserves attributable to reinsurers": reinsurers' liabilities.

18 - Other Information

Business Combinations

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:

(a) identifying an acquirer;
(b) measuring the cost of the business combination; and
(c) allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumedm and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date. However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:

(a) the cost of the combination is the aggregate cost of the individual transactions; and

(b) the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:

(a) in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;

(b) in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;

(c) in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Treasury Shares

Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 – Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lessee's assets.

Factoring

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers, or as a HfT financial liability. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Employee benefits for Italy-based permanent employees (Trattamento di fine rapporto - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under *Retirement Payments and Similar Obligations*).

The "TFR" cost accrued during the year is recognised in the profit and loss item 180(a) "Staff expenses" and includes the average present value of the benefits accrued during the year by serving employees ("current service cost") and interest accruing in the year on the obligation ("interest cost").

Actuarial gains and losses - i.e. the difference between the carrying value of the liabilities and the present value of the obligation at year-end - are recognised using the 'corridor' method, i.e. only if they exceed 10% of the present value of the obligation at year-end. Any surplus is recognised through profit or loss by amortising over the residual life of the plan, starting from the next following financial year.

Share-based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 180 "Administrative costs" offsetting the liability item 170 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 180 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and credit derivatives in the same class

Guarantees and credit derivatives in the same class measured under IAS 39 are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities". Impairment losses are recognised in profit and loss item 130(d) "Impairment losses on other financial assets".

PROFIT AND LOSS

Interest Income and Expense

Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes:

the net credit or debit balance of differentials and margins on financial derivatives:

- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends

Dividends are recognised in profit or loss as soon as their distribution has been approved.

RELEVANT IFRS DEFINITIONS

The main definitions introduced by IFRS are described below.

Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets

At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

(a) significant financial difficulty of the issuer or obligor;

(b) a breach of contract, such as a default or delinquency in interest or principal payments;

(c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;

(d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e) the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or

(f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i) adverse changes in the payment status of borrowers in the group; or

(ii) national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the risk-free interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the temporary value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset.
The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result – at the date the impairment is reversed – in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Fair value
It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the consideration given or received). However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.

The existence of published price quotations in an active market is the best evidence of fair value and when they exist they are used to measure the financial asset or financial liability.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique, which makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

The fair value of a financial instrument will be based on one or more of the following factors, if significant: the temporary value of money (i.e. interest at the basic or risk-free rate); credit risk; foreign currency exchange prices; commodity prices; equity prices; volatility (i.e. magnitude of future changes in price of a financial instrument); prepayment risk and surrender risk; and servicing costs for a financial asset or a financial liability.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

(i) the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;

(ii) the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;

(iii) the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset.

When an entity retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the entity treats the transaction as a transfer of a financial asset if all of the following three conditions are met (pass-through agreement):

(a) the entity has no obligation to pay amounts not collected from the original asset;

(b) the entity is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as security for the obligation to pay the cash flows;

(c) the entity has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay, and is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents during the short settlement period from the collection date to the date of remittance, and interest earned on such investments is also remitted.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The transfer of risks and rewards, where this is unclear, is evaluated by comparing the entity's exposure, before and after the transfer, with the variability in the amounts and timing of the net cash flows of the transferred asset.

The transfer of risks and rewards is considered to have occurred and thus the transferred asset is to be derecognised, when the entity's exposure to variability in the present value of the future cash no longer material in relation to the variability of the present value of future net cash flows associated with the financial assets.


fairness
esitlik
transparency
прозрачность
fiducia
zaufanie
libertà
Freiheit
reciprocity
reciprocità
rispetto

NOTES TO THE CONSOLIDATED ACCOUNTS

Part B) Consolidated Balance Sheet

Assets

Liabilities

Other Information

(amounts in thousands of €)

Assets

Section 1 - Cash and cash balances - Item 10

1.1 CASH AND CASH BALANCES: BREAKDOWN	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.12.2004
a) Cash	2,684,663	1,667,584
b) Demand deposits with Central Banks	774,743	416,893
Total	**3,459,406**	**2,084,477**

Section 2 - Financial assets held for trading - Item 20

2.1 FINANCIAL ASSETS HELD FOR TRADING: PRODUCT BREAKDOWN

ITEMS/VALUES	AMOUNTS AS AT 31.12.2005 LISTED	UNLISTED	TOTAL
A) Financial assets (non-derivatives)			
1. Debt securities	49,941,525	12,669,433	62,610,958
1.1 Structured securities	*18,306,557*	*2,618,196*	*20,924,753*
- trading	*18,306,557*	*2,618,196*	*20,924,753*
- Other	-	-	-
1.2 Other debt securities	*31,634,968*	*10,051,237*	*41,686,205*
2. Equity instruments	10,156,719	694,494	10,851,213
3. Investment fund units	1,864,274	111,124	1,975,398
4. Loans	39,307	24,050,932	24,090,239
5. Impaired assets	-	-	-
6. Assets sold not derecognised	-	-	-
Total (A)	**62,001,825**	**37,525,983**	**99,527,808**
B) Derivative instruments			
1. Financial derivatives	6,537,650	65,572,486	72,110,136
2. Credit derivatives	-	648,756	648,756
Total (B)	**6,537,650**	**66,221,242**	**72,758,892**
Total (A+B)	**68,539,475**	**103,747,225**	**172,286,700**

2.2 FINANCIAL ASSETS HELD FOR TRADING: BREAKDOWN BY DEBTORS/ISSUERS

ITEMS/VALUES	AMOUNTS AS AT 31.12.2005
A. Financial assets (non-derivatives)	
1. Debt securities	**62,610,958**
a) Governments and Central Banks	7,931,354
b) Other public-sector entities	7,673,280
c) Banks	21,358,651
d) Other issuers	25,647,673
2. Equity instruments	**10,851,213**
a) Banks	1,657,479
b) Other issuers:	9,193,734
- Insurance companies	*367,639*
- Financial companies	*856,108*
- Non-financial institutions	*7,847,000*
- Other	*122,987*
3. Investments fund units	**1,975,398**
4. Loans	**24,090,239**
a) Governments and Central Banks	431,062
b) Other public-sector entities	1,326
c) Banks	18,013,992
d) Other issuers	5,643,859
5. Attività deteriorate	**-**
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other	-
6. Assets sold not derecognised	**-**
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other issuers	-
Total (A)	**99,527,808**
B. Derivative instruments	
a) Banks	56,064,460
b) Customers	16,694,432
Total (B)	**72,758,892**
Total (A+B)	**172,286,700**

2.3 FINANCIAL ASSETS HELD FOR TRADING: DERIVATIVES

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2005					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivates						
1) Financial derivatives:	**1,046,263**	**21**	**5,488,767**	**-**	**2,599**	**6,537,650**
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	1,046,263	21	5,488,767	-	2,599	6,537,650
- purchased options	*16,024*	*21*	*3,057,332*	-	*2,599*	*3,075,976*
- other derivatives	*1,030,239*	-	*2,431,435*	-	-	*3,461,674*
2) Credit derivatives:	**-**	**-**	**-**	**-**	**-**	**-**
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total (A)	**1,046,263**	**21**	**5,488,767**	**-**	**2,599**	**6,537,650**
B) Unlisted derivatives						
1) Financial derivatives:	**52,207,725**	**4,639,243**	**8,601,132**	**-**	**124,386**	**65,572,486**
• with underlying asset exchange	95,100	841,938	43,441	-	110	980,589
- purchased options	*5,893*	*498,499*	*40,371*	-	-	*544,763*
- other derivatives	*89,207*	*343,439*	*3,070*	-	*110*	*435,826*
• without underlying asset exchange	52,112,625	3,797,305	8,557,691	-	124,276	64,591,897
- purchased options	*4,721,868*	*661,818*	*8,503,802*	-	*1,963*	*13,889,451*
- other derivatives	*47,390,757*	*3,135,487*	*53,889*	-	*122,313*	*50,702,446*
2) Credit derivatives:	**-**	**-**	**-**	**58,847**	**589,909**	**648,756**
• with underlying asset exchange	-	-	-	58,847	554,553	613,400
• without underlying asset exchange	-	-	-	-	35,356	35,356
Total (B)	**52,207,725**	**4,639,243**	**8,601,132**	**58,847**	**714,295**	**66,221,242**
Total (A + B)	**53,253,988**	**4,639,264**	**14,089,899**	**58,847**	**716,894**	**72,758,892**

Section 3 - Financial assets at fair value through profit and loss - Item 30

3.1 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS: PRODUCT BREAKDOWN

	AMOUNTS AS AT 31.12.2005		
ITEMS/VALUES	LISTED	UNLISTED	TOTAL
1. Debt securities	18,105,433	1,701,976	19,807,409
2. Equity instruments	43,871	9,735	53,606
3. Investment fund units	606,761	2,055,005	2,661,766
4. Loans	11,303	37,593	48,896
5. Impaired assets	-	-	-
6. Assets sold not derecognised	-	-	-
Total	**18,767,368**	**3,804,309**	**22,571,677**
Cost [1]	**901,214**	**676,065**	**1,577,279**

1. Does not include financial assets designated as measured at fair value of the HVB Group: their fair value was €20,926,367 thousand, of which €17,823,340 thousand were listed securities and the remaining €3,103,027 thousand unlisted.

3.2 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS: BREAKDOWN BY DEBTORS/ISSUERS

ITEMS/ VALUES	AMOUNTS AS AT 31.12.2005
1. Debt securities	**19,807,409**
a) Governments and Central Banks	9,403,144
b) Other public-sector entities	209,889
c) Banks	6,803,075
d) Other issuers	3,391,301
2. Equity instruments	**53,606**
a) Banks	51
b) Other issuers:	53,555
- insurance companies	-
- financial companies	*22,649*
- non-financial companies	*9,709*
- other	*21,197*
3. Investments fund units	**2,661,766**
4. Loans	**48,896**
a) Governments and Central Banks	34,530
b) Other public-sector entities	2,450
c) Banks	9,809
d) Other entities	2,107
5. Impaired assets	**-**
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other issuers	-
6. Assets sold not derecognised	**-**
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other issuers	-
Total	**22,571,677**

Section 4 - Available for sale financial assets - Item 40

4.1 AVAILABLE-FOR-SALE FINANCIAL ASSETS: PRODUCT BREAKDOWN		
	AMOUNTS AS AT 31.12.2005	
	LISTED	UNLISTED
1. Debt securities	**15,582,194**	**2,037,422**
2. Equity instruments	**4,126,170**	**3,450,845**
2.1 valued at Fair Value	*4,126,170*	*3,426,974*
2.2 valued at cost	-	*23,871*
3. Investment fund units	**228,520**	**828,614**
4. Loans	**378,071**	**1,255,675**
5. Impaired assets	-	**955**
6. Assets sold not derecognised	-	-
Total	**20,314,955**	**7,573,511**

4.2 AVAILABLE-FOR-SALE FINANCIAL ASSETS: BREAKDOWN BY ISSUER/BORROWER	AMOUNTS AS AT 31.12.2005
1. Debt securities	**17,619,616**
a) Governments and Central Banks	10,103,803
b) Other public-sector entities	334,200
c) Banks	3,718,261
d) Other issuers	3,463,352
2. Equity instruments	**7,577,015**
a) Banks	1,665,179
b) Other issuers:	5,911,836
- insurance companies	*2,613,374*
- financial companies	*100,555*
- non-financial companies	*1,746,765*
- other	*1,451,142*
3. Investment fund units	**1,057,134**
4. Loans	**1,633,746**
a) Governments and Central Banks	528
b) Other public-sector entities	-
c) Banks	1,633,218
d) Other	-
5. Impaired assets	**955**
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other	955
6. Assets sold not derecognised	-
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other	-
Total	**27,888,466**

4.3 AVAILABLE-FOR-SALE FINANCIAL ASSETS: HEDGED

	HEDGED ASSETS	
	AMOUNTS AS AT 31.12.2005	
	FAIR VALUE	CASH-FLOW
1. Debt securities	3,239,733	438,628
2. Equity instruments	269,185	-
3. Investment fund units	-	-
4. Loans	-	-
5. Portfolio	-	-
Total	**3,508,918**	**438,628**

4.4 AVAILABLE-FOR-SALE FINANCIAL ASSETS SUBJECT TO MICROHEDGING

	AMOUNTS AS AT 31.12.2005
1. Financial assets subject to microhedging of fair value	**3,508,918**
a) Interest rate risk	3,239,733
b) Price risk	269,100
c) Currency risk	85
d) Credit risk	-
e) Multiple risks	-
2. Financial assets subject to microhedging of cash flow	**438,628**
a) Interest rate risk	438,628
b) Currency risk	-
c) Other	-
Total	**3,947,546**

Section 5 - Held-to-maturity investments - Item 50

5.1 HELD-TO-MATURITY INVESTMENTS: PRODUCT BREAKDOWN		
	AMOUNTS AS AT 31.12.2005	
TYPE OF TRANSACTIONS/VALUES	CARRYING VALUE	FAIR VALUE
1. Debt securities	**11,832,825**	**11,928,822**
2. Loans	**65,142**	**66,692**
3. Impaired assets	-	-
4. Assets sold not derecognised	-	-
Total	**11,897,967**	**11,995,514**

5.2 HELD-TO-MATURITY INVESTMENTS: BREAKDOWN BY ISSUERS/BORROWERS	
TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2005
1. Debt securities	**11,832,825**
a) Governments and Central Banks	7,548,694
b) Other public-sector entities	245,956
c) Banks	1,589,502
d) Other	2,448,673
2. Loans	**65,142**
a) Governments and Central Banks	65,142
b) Other public-sector entities	-
c) Banks	-
d) Other	-
3. Impaired assets	-
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other	-
4. Assets sold not derecognised	-
a) Governments and Central Banks	-
b) Other public-sector entities	-
c) Banks	-
d) Other	-
Total	**11,897,967**

Section 6 - Loans and receivables with banks - Item 60

6.1 LOANS AND RECEIVABLES WITH BANKS: PRODUCT BREAKDOWN	
TYPES OF TRANSACTIONS/VALUES	**AMOUNTS AS AT 31.12.2005**
A. Loans to Central Banks	**11,119,989**
1. Time deposits	140,491
2. Compulsory reserves	8,985,825
3. Repos	556,627
4. Other	1,437,046
B. Loans to Banks	**64,979,486**
1. Current accounts and demand deposits	8,943,240
2. Time deposits	20,340,563
3. Other loans	33,106,278
4. Debt securities	2,377,168
5. Impaired assets	212,237
6. Assets sold not derecognised	-
Total (carrying value)	**76,099,475**
Total (fair value)	**76,332,286**

6.2 LOANS AND RECEIVABLES WITH BANKS: SUBJECT TO MICROHEDGING	
TYPE OF TRANSACTIONS/VALUES	**AMOUNTS AS AT 31.12.2005**
1. Loans and receivables subject to microhedging of fair value	**1,359**
a) Interest rate risk	1,359
b) Currency risk	-
c) Credit risk	-
d) Multiple risks	-
2. Loans and receivables subject to microhedging of cash flow	**-**
a) Interest rate risk	-
b) Currency risk	-
c) Other	-
Total	**1,359**

6.3 FINANCE LEASES: BANKS		
	AMOUNTS AS AT 31.12.2005	
LESSOR INFORMATION:	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:		
Up to 12 months	438	299
From 1 to 5 years	380	218
Later than 5 years	38	37
Total	**856**	**554**
of which:		
Unguaranteed residual values of assets leased under finance leases	-	-
Less: Unearned finance income	**-302**	**X**
Present value of minimum lease payments receivable	**554**	**554**

Section 7 - Loans and receivables with customers - Item 70

7.1 LOANS AND RECEIVABLES WITH CUSTOMERS: PRODUCT BREAKDOWN	
TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2005
1. Current accounts	49,829,754
2. Repos	2,884,589
3. Mortgages	165,126,832
4. Credit cards and personal loans, incl. loans guaranteed by salary	7,283,916
5. Finance leases	13,440,643
6. Factoring	1,837,406
7. Others	149,588,431
8. Debt securities	3,429,971
9. Impaired assets	18,150,996
10. Assets sold not derecognised	14,980,310
Total (carrying value)	**426,552,848**
Total Fair Value	**428,743,194**

7.2 LOANS AND RECEIVABLES WITH CUSTOMERS: BREAKDOWN BY ISSUERS/BORROWERS

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2005
1. Debt securities issued by:	**3,429,971**
a) Governments	173,765
b) Other public-sector entities	182,394
c) Other issuers	3,073,812
- non-financial companies	*1,524,058*
- financial companies	*474,607*
- insurance companies	*109,544*
- other	*965,603*
2. Loans to:	**389,991,571**
a) Governments	41,464,674
b) Other public-sector entities	34,786,423
c) Other entities	313,740,474
- non-financial companies	*149,954,776*
- financial companies	*13,149,909*
- insurance companies	*1,332,001*
- other	*149,303,788*
3. Impaired assets	**18,150,996**
a) Governments	21
b) Other public-sector entities	24,480
c) Other entities	18,126,495
- non-financial companies	*9,478,707*
- financial companies	*662,573*
- insurance companies	*115,519*
- other	*7,869,696*
4. Assets sold but not derecognised	**14,980,310**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	14,980,310
- non-financial companies	*4,550,509*
- financial companies	*32,224*
- insurance companies	*3,613*
- other	*10,393,964*
Total	**426,552,848**

7.3 LOANS AND RECEIVABLES WITH CUSTOMERS: SUBJECT TO MICROHEDGING

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2005
1. Loans and receivables subject to microhedging of fair value	**3,021,402**
a) Interest rate risk	3,021,402
b) Currency risk	-
c) Credit risk	-
d) Multiple risks	-
2. Loans and receivables subject to microhedging of cash flow	**100,337**
a) Interest rate risk	100,337
b) Currency risk	-
c) Other	-
Total	**3,121,739**

7.4 FINANCE LEASES: CUSTOMERS

LESSOR INFORMATION	AMOUNTS AS AT 31.12.2005 MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:		
Up to 12 months	2,577,119	2,294,469
From 1 to 5 years	5,956,084	5,431,528
Over 5 years	6,001,621	5,714,646
Total	**14,534,824**	**13,440,643**
of which:		
Unguaranteed residual values of assets leased under finance leases	-	-
Less: Unearned finance income	**-1,094,181**	**X**
Present value of minimum lease payments receivable	**13,440,643**	**13,440,643**

Section 8 - Derivatives used for hedging - Item 80

8.1 DERIVATIVES USED FOR HEDGING: BREAKDOWN BY CONTRACT AND UNDERLYING ASSETS

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT 31.12.2005					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**173,226**	**-**	**-**	**-**	**-**	**173,226**
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• Without underlying asset exchange	173,226	-	-	-	-	173,226
- purchased options	-	-	-	-	-	-
- other derivatives	*173,226*	-	-	-	-	*173,226*
2) Credit derivatives	**-**	**-**	**254**	**-**	**-**	**254**
• With underlying asset exchange	-	-	254	-	-	254
• Without underlying asset exchange	-	-	-	-	-	-
Total (A)	**173,226**	**-**	**254**	**-**	**-**	**173,480**
B) Unlisted						
1) Financial derivatives	**2,867,442**	**352,800**	**761,578**	**-**	**-**	**3,981,820**
• With underlying asset exchange	378,210	6,349	582,030	-	-	966,589
- purchased options	-	-	*582,030*	-	-	*582,030*
- other derivatives	*378,210*	*6,349*	-	-	-	*384,559*
• Without underlying asset exchange	2,489,232	346,451	179,548	-	-	3,015,231
- purchased options	*18,693*	*2,529*	*179,548*	-	-	*200,770*
- other derivatives	*2,470,539*	*343,922*	-	-	-	*2,814,461*
2) Credit derivatives	**-**	**-**	**-**	**-**	**182,000**	**182,000**
• With underlying asset exchange	-	-	-	-	171,080	171,080
• Without underlying asset exchange	-	-	-	-	10,920	10,920
Total (B)	**2,867,442**	**352,800**	**761,578**	**-**	**182,000**	**4,163,820**
Total (A+B)	**3,040,668**	**352,800**	**761,832**	**-**	**182,000**	**4,337,300**

8.2 DERIVATIVES USED FOR HEDGING: BREAKDOWN BY HEDGED ASSETS AND RISK (carrying value)								
	AMOUNTS AS AT 31.12.2005							
	FAIR VALUE						CASH-FLOW	
	MICRO HEDGE					MACRO HEDGE	MICRO HEDGE	MACRO HEDGE
TRANSACTIONS/TYPES OF HEDGING	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISK			
1. Available-for-sale financial assets	2,503	-	-	582,030	-	X	8,774	X
2. Loans and receivables	2,362	254	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	27,348	X	976,880
Total assets	**4,865**	**254**	**-**	**582,030**	**-**	**27,348**	**8,774**	**976,880**
1. Financial liabilities	948,538	-	-	X	-	X	-	X
2. Portfolio	X	X	X	X	X	816,461	X	972,150
Total liabilities	**948,538**	**-**	**-**	**-**	**-**	**816,461**	**-**	**972,150**

Section 9 - Changes in fair value of portfolio hedged items - Item 90

9.1 CHANGES TO HEDGED ITEMS: BREAKDOWN BY PORTFOLIO HEDGED	
CHANGES TO HEDGED ASSETS/VALUES	AMOUNTS AS AT 31.12.2005
1. Positive fair value changes	**589,928**
1.1 Of specific portfolios:	103,807
a) Loans and receivables	*103,807*
b) Available-for-sale financial assets	-
1.2 Overall	486,121
2. Negative fair value changes	**7,646**
2.1 Of specific portfolios:	1,038
a) Loans and receivables	*1,038*
b) Available-for-sale financial assets	-
2.2 Overall	6,608
Total	**582,282**

9.2 ASSETS SUBJECT TO MACRO INTEREST RATE RISK HEDGE: BREAKDOWN	
HEDGED ASSETS	AMOUNTS AS AT 31.12.2005
1. Loans and receivables	15,978,139
2. Available-for-sale financial assets	-
3. Portfolio	6,642,795
Total	**22,620,934**

Section 10 - Investments in associates and joint ventures - Item 100

10.1 EQUITY INVESTMENTS IN JOINTLY CONTROLLED COMPANIES (VALUED AT EQUITY) AND COMPANIES UNDER SIGNIFICANT INFLUENCE: INFORMATION ON SHAREHOLDERS' EQUITY [1]

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP	SHAREHOLDERS' EQUITY PARENT COMPANY	EQUITY %	VOTING RIGHTS
COMPANIES					
RETAIL DIVISION					
Commercial Union Vita SpA	Milan	Associate company	UniCredit Banca SpA	49.00%	49.00%
Creditras Assicurazioni SpA	Milan	Associate company	UniCredit Banca SpA	50.00%	50.00%
Creditras Vita SpA	Milan	Associate company	UniCredit Banca SpA	50.00%	50.00%
CORPORATE BANKING DIVISION					
UniCredit China Capital Ltd	Hong Kong	Majority of voting rights at ordinary shareholders' meeting	UniCredit Banca Mobiliare SpA	51.00%	51.00%
UniCredit Infrastrutture SpA	Turin	Majority of voting rights at ordinary shareholders' meeting	UniCredito Italiano SpA	100.00%	100.00%
PRIVATE BANKING DIVISION					
S.I.S.S. Società Servizi Informatici Sammarinese	Borgo Maggiore	Associate company	Banca Agricola Commerciale della RSM SA	50.00%	50.00%
UniCredit (Suisse) Trust SA	Lugano	Majority of voting rights at ordinary shareholders' meeting	UniCredit (Suisse) Bank SA	100.00%	100.00%
UniCredit Luxembourg Finance SA	Luxembourg	Majority of voting rights at ordinary shareholders' meeting	UniCredit International Bank (Luxembourg) SA	100.00%	100.00%
Xelion Servizi SRL	Turin	Majority of voting rights at ordinary shareholders' meeting	Unicredti Private Banking SpA	100.00%	100.00%
PIONEER GROUP					
Oak Ridge Investment LLC	Wilmington	Associate company	Pioneer Investment Management USA Inc	49.00%	49.00%
NEW EUROPE DIVISION					
Zivnotenska Finance BV	Amsterdam	Majority of voting rights at ordinary shareholders' meeting	Zivnotenka Banka AS	100.00%	100.00%
PEKAO GROUP					
Anica System SA	Lublin	Associate company	Pekao Fundusz Kapitalowy SP.ZOO	33.84%	13.49%
Central Poland Fund	Delaware	Majority of voting rights at ordinary shareholders' meeting	Bank Pekao SA	53.19%	53.19%
Fabryka Sprzetu Okretowego Meblomor SA	Czarnkow	Associate company	Pekao Fundusz Kapitalowy SP.ZOO	23.81%	23.81%
Hotel Jan III Sobieski SP.ZOO	Warsaw	Associate company	Bank Pekao SA	37.50%	37.50%
Krajowa Ibza Rozliczeniowa SA	Warsaw	Associate company	Bank Pekao SA	22.96%	22.96%
		Associate company	Bank BPH Spolka Akcyjna	11.48%	11.48%

10.1 Equity investments in jointly controlled companies (valued at equity) and companies under significant influence: information on shareholders' equity *continued*

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP	SHAREHOLDERS' EQUITY PARENT COMPANY	EQUITY %	VOTING RIGHTS
ZAGREBACKA BANKA GROUP					
Allianz ZB DOO Drustvo Za Upravljanje Dobrovolj	Zagreb	Associate company	Zagebaka Banka DD	49.00%	49.00%
Allianz ZB DOO Drustvo Za Upravljanje Obveznim	Zagreb	Associate company	Zagebaka Banka DD	49.00%	49.00%
Upi Poslovni Sistem DOO	Sarajevo	Majority of voting rights at ordinary shareholders' meeting	Zane BH DOO	12.39%	12.39%
		Majority of voting rights at ordinary shareholders' meeting	UniCredit Zagrebaka Banka DD	48.79%	48.79%
KOC GROUP					
Banque de Commerce et De Placement SA	Geneva	Associate company	Yapi Kredi Bankasi AS	30.67%	30.67%
Yapi Credi Koray Gayrimenkul Yatrim Ortakligi AS	Istanbul	Associate company	Yapi Kredi Bankasi AS	30.45%	30.45%
GLOBAL BANKING SERVICES DIVISION					
Lamaione SRL	Milan	Associate company	UniCredit Real Estate SpA	16.36%	16.36%
OTHER COMPANIES					
Consortium SRL	Milan	Associate company	UniCredito Italiano SpA	31.24%	31.24%
Consorzio Caricese	Bologna	Associate company	UniCredito Banca d'Impresa SpA	..	..
		Associate company	UniCredit Private Banking SpA	..	..
		Associate company	Banca Agricola Commerciale della RSM SA	..	..
		Associate company	Unicredt Xelion Banca SpA	..	..
		Associate company	UniCredit Clarima Banca SpA	..	..
		Associate company	UniCredit Banca per la Casa SpA	..	..
		Associate company	UniCredit Italiano SpA	33.16%	33.16%
		Associate company	UniCredit Banca SpA	..	..
Fidia SGRpA	Milan	Associate company	UniCredito Italiano SpA	25.00%	25.00%
Iniziative Urbane SpA	Trento	Associate company	UniCredito Italiano SpA	27.78%	27.78%
Liseuro SpA	Udine	Associate company	UniCredito Italiano SpA	35.11%	35.11%
SFET Società Friulana Esazione Tributi	Udine	Associate company	UniCredito Italiano SpA	33.33%	33.33%
SE.TEL. Servizi Telematici	Naples	Associate company	Quercia Software SpA	33.33%	33.33%
Serin SRL	Trento	Associate company	UniCredito Italiano SpA	20.00%	20.00%
Sviluppo Globale GEIE	Rome	Associate company	UniCredito Italiano SpA	25.00%	25.00%
Synesis Finanziaria SpA	Turin	Associate company	UniCredito Italiano SpA	25.00%	25.00%
UniCredit Audit (Ireland) LTD	Dublin	Majority of voting rights at ordinary shareholders' meeting	UniCredit Audit SpA	100.00%	100.00%
HYPO UND VEREINSBANK GROUP					
Adria Bank Aktiengesellschaft	Vienna	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	25.50%	25.50%
Bank Austria Creditanstalt Fuhrparkmanagement GmbH	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%

10.1 Equity investments in jointly controlled companies (valued at equity) and companies under significant influence: information on shareholders' equity *continued*

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP	SHAREHOLDERS' EQUITY		VOTING RIGHTS
			PARENT COMPANY	EQUITY %	
Bank für Tirol und Vorarlberg Aktiengesellschaft	Innsbruck	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	4.44%	4.93%
		Associate company	Bank Austria Creditanstalt Aktiengesellschaft	5.41%	..
		Associate company	CABO Beteiligungsgesellschaft m.b.H.	37.53%	41.70%
BKS Bank AG	Klagenfurt	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	1.14%	..
		Associate company	Bank Austria Creditanstalt Aktiengesellschaft	6.89%	7.36%
		Associate company	CABO Beteiligungsgesellschaft m.b.H.	28.01%	29.93%
Bank Austria Leasing IMMORENT Immobilienleasing GmbH	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
Bausparkasse Wüstenrot Aktiengesellschaft	Salzburg	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	24.10%	24.10%
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	33.20%	33.20%
Eurolease Immorent Grundverwertungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
HYPO-BA Leasing Süd GmbH	Klagenfurt	Associate company	BA Eurolease Beteiligungsgesellschaft m.b.H.	50.00%	50.00%
Immorent-Theta Grundverwertungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
INPROX Osijek d.o.o.	Zagreb	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H.	Gerasdorf	Associate company	BA Eurolease Beteiligungsgesellschaft m.b.H.	40.00%	40.00%
LBL drei Grundstückverwaltung Gesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Mobilien Leasing GmbH	33.40%	33.40%
Liba Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	1.00%	1.00%
		Associate company	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	49.00%	49.00%
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Oberbank AG	Linz	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	1.10%	1.25%
		Associate company	Bank Austria Creditanstalt Aktiengesellschaft	3.12%	0.00%
		Associate company	CABO Beteiligungsgesellschaft m.b.H.	29.37%	33.39%
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	Associate company	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Oesterreichische Kontrollbank Aktiengesellschaft	Vienna	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	16.14%	16.14%
		Associate company	CABET-Holding-Aktiengesellschaft	24.75%	24.75%
		Associate company	Schoellerbank Aktiengesellschaft	8.26%	8.26%
Palatin Grundstückverwaltungs Gesellschaft m.b.H.	Stockerau	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%

10.1 Equity investments in jointly controlled companies (valued at equity) and companies under significant influence: information on shareholders' equity *continued*

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP	SHAREHOLDERS' EQUITY PARENT COMPANY	EQUITY %	VOTING RIGHTS
Purge Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	Associate company	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Ramius HVB Partners LLC	Delaware	Associate company	HVB Alternative Advisors LLC	24.89%	24.89%
Rembra Leasing Gesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
RENAULT LEASING CZ, s.r.o.	Praga	Associate company	CAC Leasing a.s.	50.00%	50.00%
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H.	Vienna	Associate company	Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	50.00%	50.00%
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H.	Graz	Associate company	Bank Austria Creditanstalt Leasing GmbH	33.33%	33.33%
Schulerrichtungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Steyba Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Leasing GmbH	50.00%	50.00%
Union Versicherungs-Aktiengesellschaft	Vienna	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	10.00%	10.00%
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H.	Vienna	Associate company	Bank Austria Creditanstalt Aktiengesellschaft	1.00%	1.00%

1. Besides above-mentioned companies, there are companies totally controlled, under joint control and under significant influence valued at cost.

10.2 EQUITY INVESTMENTS IN COMPANIES UNDER JOINT CONTROL AND IN COMPANIES UNDER SIGNIFICANT INFLUENCE: ACCOUNTING INFORMATION

	31.12.2005				
NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE
A. Equity method					
A.1 Controlled companies					
Central Poland Fund LLC	1,663	-831	-825	1,662	-
Upi Poslovni Sistem DOO	2,401	-	-	2,396	1,465
Zivnotenska Finance BV	1	-	-8	-2	-
UniCredit (Suisse) Trust SA	139	46	3	132	132
Xelion Servizi SRL	100	-	-5	95	95
UniCredit Audit (Ireland) LTD	10	-	-	10	10
UniCredit Infrastrutture SpA	590	4	-21	579	579
Yapi Kredi Gayrmenkul Yatrim Ortakligi SA	129,135	21,422	3,088	57,930	5,051
Banque de Commerce et de Placement	685,768	50,781	3,685	73,594	6,464
UniCredit Luxembourg Finance SA	15	-	-135	15	15
UniCredit China Capital LTD	-	-	-	-	-
A.3 Companies under significant influence					
Commercial Union Vita SpA	8,755,628	28,967	18,164	705,476	345,684
Creditras Assicurazioni SpA	101,623	13,038	10,677	22,674	11,337
Creditras Vita SpA	20,768,730	75,313	51,223	392,829	196,414
Fidia SpA	16,701	2,176	-160	14,943	3,736
Consorzio Caricese	1,624	-	-	1,624	547
Liseuro SpA	11,730	4,508	-	3,665	1,287
SFET Società Friulana Esazione Tributi Spa	43,102	8,877	-	5,354	1,784
SISS Società Servizi Informatici Sammarinesi	1,612	2,875	36	646	323
Anica System SA	4,663	671	671	3,200	1,083
Krajowa Rozliczeniowa SA	27,855	26,241	7,269	24,358	5,592
Hotel Jan III SP.ZOO	-	-	-	-	-
Fabrika Sprzetu Okretowego	3,734	122	122	2,382	404
SETEL Servizi Telematici	505	1,510	13	22	8
Serin SRL	289	133	-	79	16
Iniziative Urbane SpA	43,977	4,355	-673	6,544	1,818
Consortium SRL	1,189,940	115,199	101,779	970,754	303,295
Allianz ZB DOO Drustvo ZA Upravljanje Obveznim	18,923	8,372	4,889	17,116	8,387
Allianz ZB DOO Drustvo ZA Upravljanje Obveznim	1,591	1,101	-215	1,079	529
Synesis Finanziaria SpA	438,303	29,036	29,036	438,302	109,575
Lamaione SRL	800,346	131,047	44,477	182,638	29,879
Oak Ridge Investment LLC	3,218	9,728	2,962	1,105	541
Sviluppo globale GEIE	60	-	-	60	15
Adria Bank Aktiengesellschaft	234,597	6,626	917	29,532	2,224
Bank Austria Creditanstalt Fuhrparkmanagement GmbH	53,660	-	119	-1,587	182

(10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information continued)

NAME	31.12.2005 TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE
Bank Austria Leasing IMMORENT Immobilienleasing GmbH	14,314	-	36	829	-
Bank für Tirol und Vorarlberg Aktiengesellschaft	6,098,468	149,678	33,428	345,721	219,415
Bausparkasse Wüstenrot Aktiengesellschaft	5,648,403	105,376	13,584	294,613	89,715
BKS Bank AG	4,434,850	115,843	16,927	231,988	119,985
Die Erste-Immorent-Z-Einrichtungshausverwe rtungsgesellschaft m.b.H.	4,518	-	7	282	12
Eurolease Immorent Grundverwertungsgeselschaft m.b.H.	8,683	-	100	1,278	20
HYPO-BA Leasing Süd GmbH	30,757	-	34	59	18
Immorent-Theta Grundverwertungsgesellscaft m.b.H.	12,977	-	84	2,096	18
INPROX Osijek d.o.o.	6,759	-	40	7	7
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H.	2,532	-	46	1,009	1,150
LBL drei Grundstückverwaltung Gesellschaft m.b.H.	2,363	-	-2	198	6
Liba Grundstücksverwaltungs-Gesellschaft m.b.H.	904	-	-8	-95	18
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H.	2,467	-	78	1,151	781
Oberbank AG	11,112,387	261,032	40,433	526,645	243,817
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H.	3,292	-	69	-486	130
Oesterreichische Kontrollbank Aktiengesellschaft	24,605,652	109,697	15,267	244,579	68,612
Palatin Grundstückverwaltungs Gesellschaft m.b.H.	17,087	-	681	1,854	18
Purge Grundstücksverwaltungs-Gesellschaft m.b.H.	2,066	-	-121	301	18
Ramius HVB Partners LLC	156,063	-	3,947	73,705	108,502
Rembra Leasing Gesellschaft m.b.H.	1,540	-	-103	103	18
RENAULT LEASING CZ. s.r.o.	64,777	-	-	9,686	1,711
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H.	6,584	-	-30	78	-
Grundstücksverwaltungsgesellschaft m.b.H.	9,073	-	91	205	13
Schulerrichtungsgesellschaft m.b.H.	11,704	-	112	1,026	18
Steyba Grundstücksverwaltungsgesellschaft m.b.H.	6,248	-	102	23	169
Union Versicherungs-Aktiengesellschaft	2,164,300	268,755	14,257	70,512	1,648
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H.	2,640	-	5	345	-
B. Proportional method					
B.1 Companies under joint control					
Koç Bank AS	9,175,169	1,039,613	141,573	1,732,738	XXXX
Koçlease - Koç Finansal Kiralama AS	525,755	77,594	35,904	159,310	XXXX
Koçfactor - Koçfactoring Hizmetleri AS	319,387	37,680	7,107	25,981	XXXX
Koç Portfoy Yonetimi AS	27,250	29,095	15,463	22,722	XXXX
KoçYatrim Menkul Degerler AS	53,826	30,900	16,065	47,747	XXXX
Orbit Asset Management Limited	1,593	3,665	225	278	XXXX
Koç Finansal Hizmetler AS	1,816,050	81,360	79,858	1,783,265	XXXX
Koçbank Nederland NV	828,212	69,929	9,930	74,754	XXXX
IKB Corporatelab SA	1,878	7,996	1,878	1,878	XXXX
Stiching Custody Services KBN	125	-	-	125	XXXX

(10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information continued)

NAME	31.12.2005 TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE
Koçbank Azerbaijan LTD	48,968	4,038	1,185	5,413	XXXX
Yapi Kredi Bankasi AS	15,341,162	559,708	1,949	1,275,565	XXXX
Yapi Kredi Sigorta AS	299,065	59,883	-85	126,378	XXXX
Yapi Kredi Emeklilik AS	568,114	19,209	-469	36,142	XXXX
Yapi Kredi Factoring AS	103,805	2,680	379	24,918	XXXX
Yapi Kredi Yatrim Menkul Degerler AS	97,639	8,630	625	74,944	XXXX
Yapi Kredi Holding BV	54,008	259	177	47,391	XXXX
Yapi Kredi Moscow	101,636	4,790	-888	33,358	XXXX
Yapi Kredi Bank Deutschland	232,999	6,911	4,712	75,877	XXXX
Yapi Kredi Finansal Kiralama AO	135,423	5,481	2,005	70,909	XXXX
Yapi Kredi Yatrim Ortakligi AS	27,525	2,288	2,154	27,424	XXXX
Yapi Kredi Portfoy Yonetimi AS	4,543	699	233	4,183	XXXX
Yapi Kredi Bank Nederland NV	509,062	7,408	557	50,302	XXXX

10.4 AND 10.5 COMMITENTS RELATING TO INTERESTS IN JOINT VENTURES AND ASSOCIATES SUBJECT TO SIGNIFICANT INFLUENCE

Contingent liabilities towards joint ventures total €323 million and contingent liabilities towards associates subject to signifcant influence total €55 million.

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 INSURANCE RESERVES ATTRIBUTED TO REINSURERS: BREAKDOWN	31.12.2005
A. Non-life business	**-**
A.1 Unearned premium reserve	-
A.2 Outstanding claims reserve	-
A.3 Other reserves	-
B. Life business	**181**
B.1 Actuarial reserve	-
B.2 Policy liabilities reserve	-
B.3 Other reserves	181
C. Insurance reserves - investment risk borne by the insured	**-**
C.1 Relating to investment fund-and index-linked contracts	-
C.2 Reserves arising from management of pension funds	-
D. Total insurance reserves attributed to reinsurers	**181**

Amounts shown in table 11.1 concern the Yapi Group, which is consolidated as from 1 October 2005.

Section 12 - Property, plant and equipment - Item 120

12.1 - 12.2 TANGIBLE ASSETS: BREAKDOWN OF ASSETS VALUED AT COST, DESIGNATED AT FAIR VALUE OR REVALUED	AMOUNTS AS AT 31.12.2005			AMOUNTS AS AT 31.12.2005		
	VALUED AT COST	DESIGNATED AT FAIR VALUE OR REVALUED	TOTAL	VALUED AT COST	DESIGNATED AT FAIR VALUE OR REVALUED	TOTAL
A. Assets for operational use						
1.1 Owned	**5,814,680**	**-**	**5,814,680**	**2,350,406**	**-**	**2,350,406**
a) Land	1,377,312	-	1,377,312	748,675	-	748,675
b) buildings	3,322,461	-	3,322,461	1,210,041	-	1,210,041
c) equipment	146,460	-	146,460	92,876	-	92,876
d) electronic systems	421,448	-	421,448	207,965	-	207,965
e) other	546,999	-	546,999	90,849	-	90,849
1.2 Leased	**44,996**	**-**	**44,996**	**63,533**	**-**	**63,533**
a) Land	7,879	-	7,879	10,428	-	10,428
b) buildings	21,726	-	21,726	28,961	-	28,961
c) equipment	297	-	297	160	-	160
d) electronic systems	3,769	-	3,769	1,186	-	1,186
e) other	11,325	-	11,325	22,798	-	22,798
1.3 Improvements to others' assets	**-**	**-**	**-**	**323**	**-**	**323**
Total (A)	**5,859,676**	**-**	**5,859,676**	**2,414,262**	**-**	**2,414,262**
B. Investment property						
2.1 Owned	**2,112,944**	**-**	**2,112,944**	**1,315,834**	**-**	**1,315,834**
a) land	201,643	-	201,643	38,926	-	38,926
b) buildings	470,164	-	470,164	96,696	-	96,696
c) other	1,441,137	-	1,441,137	1,180,212	-	1,180,212
2.2 Leased	**-**	**-**	**-**	**-**	**-**	**-**
a) land	-	-	-	-	-	-
b) buildings	-	-	-	-	-	-
c) other	-	-	-	-	-	-
Total (B)	**2,112,944**	**-**	**2,112,944**	**1,315,834**	**-**	**1,315,834**
Total (A + B)	**7,972,620**	**-**	**7,972,620**	**3,730,096**	**-**	**3,730,096**

12.3 TANGIBLE ASSETS HELD FOR OPERATIONAL USE: ANNUAL CHANGES

	CHANGES IN 2005					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**759,103**	**1,512,876**	**620,572**	**1,216,537**	**338,267**	**4,447,355**
A.1 Net decreases	-	(273,874)	(527,536)	(1,007,386)	(224,297)	(2,033,093)
A.2 Net opening balance	**759,103**	**1,239,002**	**93,036**	**209,151**	**113,970**	**2,414,262**
B. Increases	**692,496**	**2,414,393**	**105,824**	**346,087**	**532,231**	**4,091,031**
B.1 Purchases [1]	677,260	2,252,849	89,542	305,142	516,161	3,840,954
B.2 Capitalised expenditure on improvements	-	4,830	38	1,131	24	6,023
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive changes in fair value:	-	-	-	-	-	-
a) Net equity	-	-	-	-	-	-
b) Profit and Loss account	-	-	-	-	-	-
B.5 Positive Exchange differences	2,828	36,926	1,102	7,055	4,887	52,798
B.6 Transfer from investment properties	1,482	6,924	-	209	2	8,617
B7. Other adjustments	10,926	112,864	15,142	32,550	11,157	182,639
C. Reductions	**66,408**	**309,208**	**52,103**	**130,021**	**87,877**	**645,617**
C.1 Disposals	46,254	142,646	7,049	6,084	10,290	212,323
C.2 Depreciation	-	69,914	33,556	110,574	39,427	253,471
C.3 Impairment losses attributable to:	-	2,762	-	-	-	2,762
a) Net equity	-	-	-	-	-	-
b) Profit and Loss account	-	*2,762*	-	-	-	*2,762*
C.4 Negative changes in fair value:	-	-	-	-	-	-
a) Net equity	-	-	-	-	-	-
b) Profit and Loss account	-	-	-	-	-	-
C.5 Negative exchange difference	236	11,746	3,835	2,960	1,101	19,878
C.6 Transfers to:	8,418	15,790	-	330	6	24,544
a) Investment properties	*8,418*	*15,790*	-	*330*	*3*	*24,541*
b) assets held for sale	-	-	-	-	*3*	*3*
C.7 Other changes	11,500	66,350	7,663	10,073	37,053	132,639
D. Net final balance	**1,385,191**	**3,344,187**	**146,757**	**425,217**	**558,324**	**5,859,676**
D.1 Total net writedowns	-	(595,589)	(559,704)	(1,178,195)	(354,454)	(2,687,942)
D.2 Gross final balance	**1,385,191**	**3,939,776**	**706,461**	**1,603,412**	**912,778**	**8,547,618**
E. Cost valuation	**1,385,191**	**3,344,187**	**146,757**	**425,217**	**558,324**	**5,859,676**

1. Includes the amounts arising from business combinations.

12.4 INVESTMENT PROPERTIES: ANNUAL CHANGES	CHANGES IN 2005			
	LAND	BUILDINGS	OTHER	TOTAL
A. Opening balances	**38,926**	**96,696**	**1,180,212**	**1,315,834**
B. Increases	**178,195**	**429,874**	**5,483,333**	**6,091,402**
B.1 Purchases [1]	169,471	398,610	5,475,418	6,043,499
B.2 Capitalised expenditure on improvements	1	3,009	-	3,010
B.3 Positive changes in fair value	-	-	-	-
B.4 Write-backs	-	-	-	-
B.5 Positive exchange differences	306	2,624	76	3,006
B.6 Transfer from investments properties	8,417	15,786	333	24,536
B.7 Other variation	-	9,845	7,506	17,351
C. Reductions	**15,478**	**56,406**	**5,222,408**	**5,294,292**
C1. Disposals	8,178	28,545	55,271	91,994
C.2 Depreciation	-	3,508	80,938	84,446
C.3 Negative changes in fair value	-	-	-	-
C.4 Impairment losses	-	-	1,110	1,110
C.5 Negative exchange differences	121	846	-	967
C.6 Transfers to other asset portfolios	1,482	6,924	211	8,617
a) Properties for operational use	*1,482*	*6,924*	*211*	*8,617*
b) Non-current assets classified as held-for-sale	-	-	-	-
C.7 Other variation	5,697	16,583	5,084,878	5,107,158
D. Closing balances	**201,643**	**470,164**	**1,441,137**	**2,112,944**
E. Designated at fair value	**218,248**	**533,966**	**1,441,137**	**2,193,351**

1. Includes the amounts arising from business combinations.

Section 13 - Intangible assets - Item 130

13.1 INTANGIBLE ASSETS: DETAIL BY TYPE OF ASSETS	AMOUNTS AS AT 31.12.2005			AMOUNTS AS AT 31.12.2004		
	FINITE LIFE	INDEFINITE LIFE	TOTAL	FINITE LIFE	INDEFINITE LIFE	TOTAL
A.1 Goodwill	**-**	**9,202,031**	**9,202,031**	**-**	**1,949,812**	**1,949,812**
A.1.1 Attributable to the Group	-	9,202,031	9,202,031	-	1,949,812	1,949,812
A.1.2 Attributable to minorities	-	-	-	-	-	-
A.2 Other intangible assets:	**1,795,574**	**837,184**	**2,632,758**	**243,034**	**87,250**	**330,284**
A.2.1 Assets valued at cost	1,795,574	837,184	2,632,758	243,034	87,250	330,284
a) Intangible assets generated internally	*346,182*	*1,893*	*348,075*	*4,003*	*2,761*	*6,764*
b) Other assets	*1,449,376*	*835,291*	*2,284,667*	*239,028*	*84,489*	*323,517*
c) Intangible assets - leased	*16*	-	*16*	*3*	-	*3*
A.2.2 Assets recognised at fair value:	-	-	-	-	-	-
a) Intangible assets generated internally	-	-	-	-	-	-
b) Other assets	-	-	-	-	-	-
c) Intangible assets - leased	-	-	-	-	-	-
Total	**1,795,574**	**10,039,215**	**11,834,789**	**243,034**	**2,037,062**	**2,280,096**

13.2 INTANGIBLE ASSETS: ANNUAL CHANGES

	CHANGES IN 2005					
	GOODWILL	OTHER INTANGIBLE ASSETS: INTERNALLY GENERATED		OTHER INTANGIBLE ASSETS: OTHER		
		FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**2,772,140**	**9,898**	**5,157**	**695,546**	**277,479**	**3,760,220**
A.1 Net decreases	(822,328)	(5,895)	(2,396)	(456,515)	(192,990)	(1,480,124)
A.2 Net opening balance	**1,949,812**	**4,003**	**2,761**	**239,031**	**84,489**	**2,280,096**
B. Increases	**7,252,251**	**345,978**	**229**	**1,338,294**	**809,427**	**9,746,179**
B.1 Purchases [1]	7,033,524	345,744	229	1,302,211	806,201	9,487,909
B.2 Increases in internal intangible assets	X	209	-	-	1,618	1,827
B.3 Write-backs	X	-	-	1	-	1
B.4 Positive changes in fair value	X	-	-	-	-	-
- shareholders' equity	*X*	-	-	-	-	-
- profit and loss account	*X*	-	-	-	-	-
B.5 Exchange differences	218,727	1	-	10,794	252	229,774
B.6 Changes	-	24	-	25,288	1,356	26,668
C. Reductions	**32**	**3,799**	**1,097**	**127,933**	**58,625**	**191,486**
C.1 Disposals	-	-	-	3,232	1,698	4,930
C.2 Writedowns	-	490	1,012	70,306	56,030	127,838
- Amortisations	*X*	*490*	*1,012*	*69,356*	*56,030*	*126,888*
- Writedowns	-	-	-	*950*	-	*950*
+ Net Equity	*X*	-	-	-	-	-
+ Profit and loss account	-	-	-	-	-	-
C.3 Negative changes in fair value	X	-	-	-	-	-
- to shareholders' equity	*X*	-	-	-	-	-
- profit and loss account	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Exchange difference	-	-	-	662	-	662
C.6 Changes	32	3,309	85	53,733	897	58,056
D. Closing Balance	**9,202,031**	**346,182**	**1,893**	**1,449,392**	**835,291**	**11,834,789**
D.1 Total net writedowns	(822,327)	(1,211)	(3,463)	(501,776)	(247,713)	(1,576,490)
E. Gross closing balance	**10,024,358**	**347,393**	**5,356**	**1,951,168**	**1,083,004**	**13,411,279**
F. Valued at cost	**9,202,031**	**346,182**	**1,893**	**1,449,392**	**835,291**	**11,834,789**

1. Includes the amounts arising from business combinations.

Section 14 - Tax assets and tax liabilities - Item 140 (assets) and 80 (liabilities)

14.1 DEFERRED TAX ASSETS: BREAKDOWN

	AMOUNTS AS AT	
DEFERRED TAX ASSETS RELATED TO:	**31.12.2005**	**31.12.2004**
Asset/liabilities held for trading	604,859	-
Investments	306,897	15,690
Property, plant and equipment	72,926	-17,464
Provisions	1,012,357	210,251
Other assets/liabilities	697,116	299,312
Loans and receivables with banks and customers	691,740	98,009
Tax losses carried forward	584,119	13,622
Other	2,346,778	184,380
Total	**6,316,792**	**803,800**

14.2 DEFERRED TAX LIABILITIES: BREAKDOWN

	AMOUNTS AS AT	
DEFERRED TAX LIABILITIES RELATED TO:	**31.12.2005**	**31.12.2004**
Loans and receivables with Banks and Customers	1,649,110	24,691
Asset/liabilities held for trading	337,255	-
Equity Investments	678,115	1,243
Property, plant and equipment/intangible assets	1,049,522	254,452
Other assets/liabilities	318,463	27,234
Deposits from Banks and Customers	8,196	15
Other	546,708	60,991
Total	**4,587,369**	**368,626**

14.3 DEFERRED TAX ASSETS: ANNUAL CHANGES (BALANCING P&L)

	CHANGES IN	
	2005 [1]	2004
1. Opening balance	**803,099**	**390,109**
2. Increases	**5,562,249**	**562,868**
2.1 Deferred tax assets of the year	951,092	242,857
a) relating to previous year	*7,748*	*29,318*
b) due to change in accounting policies	*176,136*	*26,114*
c) write-backs	*1,261*	*7,021*
d) other	*765,947*	*180,404*
2.2 New taxes or increases in tax rates	3,402	12,677
2.3 Other increases [2]	4,607,755	307,334
3. Reductions	**451,102**	**149,878**
3.1 Deferred tax liabilities derecognised in the year	322,015	140,543
a) transfers	*313,068*	*138,204*
b) writedowns of non-recoverable items	*2,345*	*1,447*
c) change in accounting policies	*6,602*	*892*
3.2 Reductions in tax rates	44,753	42
3.3 Other decreases	84,334	9,293
4. Final amount	**5,914,246**	**803,099**

1. Includes the adjustments balanced to equity due to the first time adoption of IAS 39.
2. Includes the amounts arising from business combinations.

14.4 DEFERRED TAX LIABILITIES: ANNUAL CHANGES (BALANCING P&L)

	CHANGES IN	
	2005 [1]	2004
1. Opening balance	**368,564**	**83,400**
2. Increases	**4,298,552**	**335,047**
2.1 Deferred tax liabilities arising during the year	427,138	48,829
a) relating to previous years	*435*	*1,825*
b) due to change in accounting policies	*5,960*	*2,576*
c) other	*420,743*	*44,428*
2.2 New taxes or increase in tax rates	2,298	2,060
2.3 Other increases [2]	3,869,116	284,158
3. Reductions	**234,367**	**49,883**
3.1 Deferred tax liabilities derecognised dùring the year	123,036	49,010
a) transfers	*91,091*	*44,690*
b) due to change in accounting policies	*241*	*1,697*
c) other	*31,704*	*2,623*
3.2 Reductions in tax rates	7	1
3.3 Other Reductions	111,324	872
4. Final amount	**4,432,749**	**368,564**

1. Includes the adjustments balanced to equity due to the first time adoption of IAS 39.
2. Includes the amounts arising from business combinations.

14.5 CHANGES TO DEFERRED TAX ASSETS (OFFSETTING EQUITY)	CHANGES IN	
	2005	2004
1. Opening balance	**701**	**-**
2. Increases	**411,644**	**10,274**
2.1 Deferred tax assets arising during the year	49,042	1,957
a) relating to previous years	*3*	*-*
b) due to change in accounting policies	*38,146*	*1,957*
c) other	*10,893*	*-*
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases [1]	362,602	8,317
3. Reductions	**9,799**	**9,573**
3.1 Deferred tax assets derecognised during the year	3,299	-
a) transfers	*3,299*	*-*
b) Writedowns of non-recoverable items	*-*	*-*
c) due to change in accounting policies	*-*	*-*
3.2 Reductions in tax rates	-	-
3.3 Other decreases	6,500	9,573
4. Final amount	**402,546**	**701**

1. Includes the amounts arising from business combinations.

14.6 DEFERRED TAX LIABILITIES: ANNUAL CHANGES (BALANCING NET EQUITY)	CHANGES IN	
	2005	2004
1. Opening balance	**62**	**1,231**
2. Increases	**203,815**	**-**
2.1 Deferred tax liabilities arising during the year	17,567	-
a) relating to previous years	*770*	*-*
b) due to change in accounting policies	*6,153*	*-*
c) other	*10,644*	*-*
2.2 New taxes or increase in tax rates	345	-
2.3 Other increases [1]	185,903	-
3. Reductions	**49,257**	**1,169**
3.1 Deferred tax liabilities derecognised during the year	2,209	860
a) relating to previous years	*-*	*-*
b) due to change in accounting policies	*-*	*-*
c) Other	*2,209*	*860*
3.2 Reductions in tax rates	-	-
3.3 Other decreases	47,048	309
4. Final amount	**154,620**	**62**

1. Includes the amounts arising from business combinations.

According to IAS 12, deferred tax assets arising from HVB Group and related to tax losses carried forward (these losses amount to € 5,937 million) and to not deductible temporary differences (that amount to €1,104 million), have not been recognized.

DOMESTIC TAX CONSOLIDATION

Legislative Decree 344/03, on the reform of corporation tax, introduced the principle of domestic consolidation of the income tax of groups of companies.

This treatment is optional and valid for three years. It is subject to several conditions being met (controlling relationship and same tax year) and provides economic and/or financial tax benefits, including:

- Immediate use of consolidated companies' tax losses by off-setting them against other consolidated companies' profits; as soon as the option is exercised and for the whole period of three years thereafter, total Group profit is calculated by the Parent Company as the arithmetical sum of Group Companies' profits and losses.
- Dividends distributed by consolidated companies are totally free of tax, as opposed to the normal treatment whereby they are tax free as to 95%.
- Interest paid on financing the acquisition of interests in consolidated companies is tax deductible, instead of being only partly deductible pro rata to total capital, which was introduced as part of corporation tax reform.
- Fiscally neutral transfers of positively valued assets or businesses are permitted between consolidated companies.

In respect of the 2005 tax year, the main economic advantages of tax consolidation for the Parent Company are as follows:

- allocation of €149 million of current tax credit, due to an off-settable tax loss on consolidation, which will also constitute a financial advantage when corporation tax for 2005 is paid in June 2006.
- A reduction by approximately €26.9 million of deferred taxation payable due to the tax-free status of a further 5% of consolidated companies' dividends received and accounted for on receipt, at the time of receipt. The financial advantage will actually accrue in June 2007 on payment of 2006 corporation tax.

Further benefits of this kind have been achieved by other fiscally consolidated companies, as follows:

- €26.8 million current tax credits due to losses recovered on consolidation.
- Deferred taxation payable reduced by €0.3 million, due to the tax-free status of a further 5% of dividends received from consolidated companies.

However, pursuant to Legislative Decree 247/05 (the 'IRES corrective'), group taxation now requires that the subsidiary be jointly responsible with the parent in respect of any increased group tax as a consequence of adjustment to the taxable income of the subsidiary; this joint responsibility also covers delay interest, while any penalties are for the charge of the subsidiary.

As a result, the balancing payments and payments on account for company income tax (IRES) are the sole responsibility of the consolidating company in respect of Group IRES; tax paid on account for 2005 amounts to approximately €596.2 million, of which €220.6 million were paid and €375.6 million were offset against the positive balance from the previous consolidated tax return.

Section 15 - Non-current assets and disposal groups classified as held for sale Item 150 (assets) and 90 (liabilities)

15.1 NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE: BREAKDOWN BY ASSETS	AMOUNTS AS AT 31.12.2005
A. Individual assets	
A.1 Investments	69,620
A.2 Tangible Assets (Property, Plant and Equipment)	-
A.3 Intangible assets	-
A.4 Other non-current assets	-
Total A	**69,620**
B. Asset groups sold	
B.1 Financial assets held for trading	226,328
B.2 Financial asset designated at fair value	-
B.3 Available for sale financial assets	193,016
B.4 Held to maturity investments	74,274
B.5 Loans and receivables with banks	169,067
B.6 Loans and receivables with customers	1,854,177
B.7 Equity investments	-
B.8 Tangible assets (Property, Plant and Equipment)	31,632
B.9 Intangible assets	67,110
B.10 Other assets	623,994
Total B	**3,239,598**
C. Liabilities associated with assets classified as held for sale	
C.1 Other liabilities	-
C.2 Securities	-
C.3 Other liabilities	-
Total C	**-**
D. Liabilities included in disposal groups classified as held for sale	
D.1 Deposits from banks	443,575
D.2 Deposits from customers	1,360,436
D.3 Securities in issue	-
D.4 Financial liabilities held for trading	13,525
D.5 Financial liabilities designated at fair value	-
D.6 Reserves	23,199
D.7 Other liabilities	46,258
Total D	**1,886,993**

Assets classified as held for sale and associated liabilities, as indicated in points B and D of table 15.1, refer to HVB-Splitska Banka d.d. (to be sold) according to what disposed by Croatian Authority.

15.3 DETAILS OF INVESTMENTS IN COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE NOT VALUED AT NET EQUITY					
	AMOUNTS AS AT 31.12.2005				
	TOTAL ASSETS	TOTAL REVENUES	PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE
Companies not valued at net equity					
A.1 subject to joint control	-	-	-	-	-
A.2 subject to significant influence					
Cassa di Risparmio di Bra SpA	632,931	17,989	1,850	47,566	14,755
Cassa di Risparmio di Fossano SpA	833,071	20,857	2,027	76,076	17,556
Cassa di Risparmio di Saluzzo SpA	644,224	19,426	2,657	65,545	20,331
Banca Cassa di Risparmio di Savigliano SpA	631,885	15,555	1,444	54,758	16,978

Section 16 - Other assets - Item 160

16.1 OTHER ASSETS: BREAKDOWN		
	AMOUNTS AS AT	
	31.12.2005	31.12.2004
Margin with derivatives clearers (non-interest bearing)	2,926	4,195
Gold, silver and precious metals	29,158	4,415
Positive value of "servicing contracts" for financial assets sold and derecognised	3,181	23
Accrued income other than income capitalised in related financial assets	591,121	39,342
Cash and other valuables held by cashier:	888,974	494,819
- current account cheques being drawn on third parties	*764,985*	*383,047*
- current account cheques payable by group banks, cleared and in the process of being debited	*2,004*	*2,905*
- money orders, bank drafts and equivalent securities	*121,843*	*108,714*
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	*142*	*153*
Interest and charges to be debited to:	9,688	89,903
- customers	*5,404*	*81,981*
- banks	*4,284*	*7,922*
Items in transit between branches not yet allocated to destination accounts	41,735	73,244
Items in processing	682,774	373,814
Items deemed definitive but non-attributable to other items:	812,882	1,454,708
- securities and coupons to be settled	*118,151*	*46,632*
- other transactions	*694,731*	*1,408,076*
Adjustments for unpaid bills and notes	39,571	14,173
Tax items different from those included in item 140	2,334,023	1,964,280
Other entries	2,741,624	2,522,048
Total	**8,177,657**	**7,034,964**

Section 1 - Deposits from banks - Item 10

1.1 DEPOSITS FROM BANKS: PRODUCT BREAKDOWN	AMOUNTS AS AT 31.12.2005
1. Deposits from central banks	**6,209,674**
2. Deposits from banks	**135,472,771**
2.1 Current accounts and demand deposits	19,680,178
2.2 Time deposits	75,424,321
2.3 Loans	16,163,634
2.4 Liabilities in respect of commitments to repurchase own shares	-
2.5 Liabilities relating to assets sold but not derecognised	-
2.6 Other liabilities	24,204,638
Total	**141,682,445**
Fair Value	**141,770,189**

1.4 BREAKDOWN OF ITEM 10 DEPOSITS FROM BANKS: LIABILITY ITEMS SUBJECT TO MICROHEDGING	AMOUNTS AS AT 31.12.2005
1. Liability items subject to microhedging of fair value	**2,795,727**
a) Interest rate risk	2,795,727
b) Currency risk	-
c) Multiple risks	-
2. Liability items subject to microhedging of cash flow	**1**
a) Interest rate risk	-
b) Currency risk	-
c) Other	1
Total	**2,795,728**

Section 2 - Deposits from customers - Item 20

2.1 DEPOSITS FROM CUSTOMERS: PRODUCT BREAKDOWN

	AMOUNTS AS AT 31.12.2005
1. Current accounts and demand deposits	137,085,242
2. Time deposits	55,644,283
3. Deposits received in administration	150,596
4. Loans	11,331,147
5. Liabilities in respect of commitments to repurchase treasury shares	-
6. Liabilities relating to assets sold but not derecognised in the accounts	8,938,881
7. Other liabilities	55,171,497
Total	**268,321,646**
Fair value	**268,344,047**

2.5 AMOUNTS PAYABLE UNDER FINANCE LEASES - CUSTOMERS

	AMOUNTS AS AT 31.12.2005	
	MINIMUM LEASE RENTALS	PRESENT VALUE OF MINIMUM LEASE RENTALS
Amounts payable under finance leases		
Up to twelve months	2,650	2,548
From one to five years	4,354	4,322
Over five years	-	-
Less: unearned finance income	**-134**	**X**
Present value of lease obligations	**6,870**	**6,870**

Section 3 - Debt certificates including bonds - Item 30

3.1 SECURITIES IN ISSUE BY TYPE

	AMOUNTS AS AT 31.12.2005	
	CARRYING VALUE	FAIR VALUE
A. Listed securities	**134,215,417**	**134,133,953**
1. Bonds	115,089,262	115,007,798
2. Other securities	19,126,155	19,126,155
B. Unlisted securities	**59,710,701**	**59,710,703**
1. Bonds	30,049,727	30,049,730
2. Other securities	29,660,974	29,660,973
Total	**193,926,118**	**193,844,656**

Item 30 includes subordinated liabilities for €24,747,988 thousand.

3.3 BREAKDOWN OF ITEM 30 DEBT CERTIFICATES INCLUDING BONDS: MICROHEDGING

	AMOUNTS AS AT 31.12.2005
1. Debt certificates including bonds subject to microhedging of fair value	**4,121,166**
a) Interest rate risk	2,468,456
b) Currency risk	1,652,710
c) Multiple risks	-
2. Debt certificates including bonds subject to microhedging of cash flow	**14,188**
a) Interest rate risk	14,188
b) Currency risk	-
c) Other	-
Total	**4,135,354**

Section 4 - Financial liabilities held for trading - Item 40

4.1 FINANCIAL LIABILITIES HELD FOR TRADING: PRODUCT BREAKDOWN	AMOUNTS AS AT 31.12.2005		
	NOMINAL VALUE	FAIR VALUE	
		QUOTED	UNQUOTED
A. Balance sheet liabilities			
1. Deposits from banks	20,720,009	2,245,820	18,470,496
2. Deposits from customers	9,944,384	2,057,493	7,887,188
3. Debt securities	6,483,632	1,303,641	5,152,460
3.1 Bonds	*6,483,267*	*1,303,641*	*5,152,095*
3.2 Other securities	*365*	-	*365*
Total (A)	**37,148,025**	**5,606,954**	**31,510,144**
B. Derivative instruments			
1. Financial derivatives	X	8,690,919	60,502,992
2. Credit derivatives	X	-	782,627
Total (B)	**X**	**8,690,919**	**61,285,619**
Total (A+B)	**X**	**14,297,873**	**92,795,763**

4.4 FINANCIAL LIABILITIES HELD FOR TRADING: DERIVATIVE INSTRUMENTS						
	AMOUNTS AS AT 31.12.2005					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	**859,889**	**624**	**7,830,406**	**-**	**-**	**8,690,919**
• with underlying asset exchange	1,882	270	-	-	-	2,152
- options issued	-	-	-	-	-	-
- other derivatives	*1,882*	*270*	-	-	-	*2,152*
• without underlying asset exchange	858,007	354	7,830,406	-	-	8,688,767
- options issued	*3,303*	*354*	*82,684*	-	-	*86,341*
- other derivatives	*854,704*	-	*7,747,722*	-	-	*8,602,426*
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total (A)	**859,889**	**624**	**7,830,406**	**-**	**-**	**8,690,919**
B) Unlisted derivatives						
1) Financial derivatives	**45,275,716**	**4,400,373**	**10,508,197**	**-**	**318,706**	**60,502,992**
• with underlying asset exchange	107,369	582,987	129,130	-	-	819,486
- options issued	*4,389*	*102,716*	*126,275*	-	-	*233,380*
- other derivatives	*102,980*	*480,271*	*2,855*	-	-	*586,106*
• without underlying asset exchange	45,168,347	3,817,386	10,379,067	-	318,706	59,683,506
- options issued	*1,182,170*	*116,655*	*4,782,194*	-	*196,701*	*6,277,720*
- other derivatives	*43,986,177*	*3,700,731*	*5,596,873*	-	*122,005*	*53,405,786*
2) Credit derivatives	**-**	**-**	**-**	**53,109**	**729,518**	**782,627**
• with underlying asset exchange	-	-	-	53,109	685,747	738,856
• without underlying asset exchange	-	-	-	-	43,771	43,771
Total (B)	**45,275,716**	**4,400,373**	**10,508,197**	**53,109**	**1,048,224**	**61,285,619**
Total (A+B)	**46,135,605**	**4,400,997**	**18,338,603**	**53,109**	**1,048,224**	**69,976,538**

Section 5 - Financial liabilities at fair value through profit and loss - Item 50

5.1 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS: PRODUCT BREAKDOWN			
	AMOUNTS AS AT 31.12.2005		
	NOMINAL VALUE	FAIR VALUE	
TYPE OF TRANSACTIONS/VALUES		LISTED	UNLISTED
1. Deposits from banks	-	-	-
2. Deposits from customers	-	-	-
3. Debt securities	1,129,297	1,129,266	31
Total	**1,129,297**	**1,129,266**	**31**

Section 6 - Derivatives used for hedging purposes - Item 60

6.1 DERIVATIVES USED FOR HEDGING PURPOSES: BREAKDOWN BY TYPE OF DERIVATIVE AND UNDERLYING ASSETS

TYPE OF DERIVATIVE/UNDERLYING ASSET	AMOUNTS AS AT 31.12.2005					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	**108,089**	**-**	**11,059**	**-**	**-**	**119,148**
• with underlying asset exchange	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	108,089	-	11,059	-	-	119,148
- options issued	-	-	-	-	-	-
- other derivatives	*108,089*	-	*11,059*	-	-	*119,148*
2) Credit derivatives	**-**	**-**	**-**	**569**	**-**	**569**
• with underlying asset exchange	-	-	-	569	-	569
• without underlying asset exchange	-	-	-	-	-	-
Total (A)	**108,089**	**-**	**11,059**	**569**	**-**	**119,717**
B) Unlisted derivatives						
1) Financial derivatives	**3,091,393**	**371,020**	**10,137**	**-**	**-**	**3,472,550**
• with underlying asset exchange	27,304	-	-	-	-	27,304
- options issued	-	-	-	-	-	-
- other derivatives	*27,304*	-	-	-	-	*27,304*
• without underlying asset exchange	3,064,089	371,020	10,137	-	-	3,445,246
- options issued	*148,876*	-	-	-	-	*148,876*
- other derivatives	*2,915,213*	*371,020*	*10,137*	-	-	*3,296,370*
2) Credit derivatives	**-**	**-**	**-**	**-**	**550,000**	**550,000**
• with underlying asset exchange	-	-	-	-	517,000	517,000
• without underlying asset exchange	-	-	-	-	33,000	33,000
Total (B)	**3,091,393**	**371,020**	**10,137**	**-**	**550,000**	**4,022,550**
Total (A+B)	**3,199,482**	**371,020**	**21,196**	**569**	**550,000**	**4,142,267**

6.2 DERIVATIVES USED FOR HEDGING PURPOSES: BREAKDOWN BY HEDGED ITEMS AND RISK TYPE								
	AMOUNTS AS AT 31.12.2005							
	FAIR VALUE HEDGING						CASH FLOW HEDGING	
	MICRO HEDGE					MACRO HEDGE	MICRO HEDGE	MACRO HEDGE
TRANSACTIONS/HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS			
1. Available-for-sale financial assets	33,320	6,995	-	-	-	X	-	X
2. Loans and receivables	11,375	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	1,235,601	X	996,223
Total assets	**44,695**	**6,995**	**-**	**-**	**-**	**1,235,601**	**-**	**996,223**
1. Financial liabilities	725,578	569	-	-	-	X	30,167	X
2. Portfolio	X	X	X	X	X	4,378	X	1,098,061
Total liabilities	**725,578**	**569**	**-**	**-**	**-**	**4,378**	**30,167**	**1,098,061**

Section 7 - Changes in fair value of portfolio hedged items - Item 70

7.1 CHANGES TO HEDGED FINANCIAL LIABILITIES	
	AMOUNTS AS AT 31.12.2005
1. Positive changes to financial liabilities	534,426
2. Negative changes to financial liabilities	178,305
Total	**356,121**

7.2 LIABILITIES MACROHEDGED AGAINST INTEREST RATE RISK: BREAKDOWN	
	AMOUNTS AS AT 31.12.2005
1. Deposits	-
2. Debt certificates including bonds	-
3. Portfolio	16,814,846
Total	**16,814,846**

Section 8 - Tax liabilities - Item 80

See section 14 of assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See section 15 of assets.

Section 10 - Other liabilities - Item 100

10.1 OTHER LIABILITIES: BREAKDOWN - ITEM 100

ITEMS/VALUES	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.12.2004
Obligations for financial guarantees issued	499,796	10,942
Impairment of financial guarantees issued	36,230	38,349
Accrued expenses other than those to be capitalized for the financial liabilities concerned	1,959,084	75,144
Share based payment that IFRS 2 requires to be classified as debt	93,616	68,698
Other liabilities due to employees	1,133,039	971,591
Other liabilities due to other staff	1,594	30,486
Other liabilities due to Directors and Statutory Auditors	1,302	914
Interests and amounts to be credited to:	12,003	80,638
- customers	*6,285*	*42,821*
- banks	*5,718*	*37,817*
Items in transit between branches and not yet allocated to destination accounts	175,810	78,204
Available amounts to be paid to others	1,183,403	1,393,521
Items in processing	1,812,562	636,822
Entries related to securities transactions	388,936	2,031,659
Items deemed definitive but non attributable to other lines:	2,677,896	1,556,544
- account payable - suppliers	*1,336,383*	*745,837*
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	*136,332*	*4,601*
- other entries	*1,205,181*	*806,106*
Payables for miscellaneous entries related to tax collection service	12,950	12,460
Adjustments for unpaid portfolio entries	468,650	1,007,466
Tax items different from those included in item 80	780,504	416,594
Other entries	4,468,596	1,381,408
Total Other Liabilities	**15,705,971**	**9,791,440**

Section 11 - Provision for employee severance pay - Item 110

11.1 PROVISION FOR EMPLOYEE SEVERANCE PAY: ANNUAL CHANGES	CHANGES IN 2005
A. Opening balances	**972,121**
B Increase	**177,852**
B.1 Provisions for the year	103,321
B.2 Other increases	74,531
C. Reductions	**172,665**
C.1 Severance payments	106,309
C.2 Other decreases	66,356
D. Closing balances	**977,308**

Section 12 - Provisions - Item 120

12.1 PROVISIONS: BREAKDOWN

ITEMS/COMPONENTS	AMOUNTS AS AT 31.12.2005	31.12.2004
1. Pensions and other post retirement benefit obligations	**4,441,421**	**465,872**
2. Other provisions	**2,166,258**	**685,156**
2.1 Legal disputes	490,567	302,159
2.2 Staff expenses	148,162	68,833
2.3 Other	1,527,529	314,164
Total	**6,607,679**	**1,151,028**

12.2 PROVISIONS: ANNUAL CHANGES

	CHANGES IN 2005		
	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER RESERVES	TOTAL PROVISION FOR RISK AND CHARGES
A. Opening balance	**465,872**	**685,156**	**1,151,028**
B. Increases	**4,087,059**	**1,698,773**	**5,785,832**
B.1 Provisions for the year	7,437	206,867	214,304
B.2 Changes due to the passing time	15,905	8,668	24,573
B.3 Differences due to discount-rate changes	-	-	-
B.4 Other increases [1]	4,063,717	1,483,238	5,546,955
C. Reductions	**111,510**	**217,671**	**329,181**
C.1 Use during the year	50,847	154,606	205,453
C.2 Differences due to discount-rate changes	86	698	784
C.3 Other reductions	60,577	62,367	122,944
D. Closing balance	**4,441,421**	**2,166,258**	**6,607,679**

1. Includes the amounts arising from business combinations.

UniCredit Group sponsors various defined benefit pension plans in Italy and outside Italy, in addition to post retirement medical plans and other long term benefits such as jubilee payments.

As a result of HVB Group acquisition, the recognition of defined benefit pension plans in the consolidated financial statement has been made, according to IFRS 3, at the fair value of the liabilities at the acquisition date, thus involving, for the purchase price allocation:

- the definition of the present value of defined benefit obligations, according to consistent financial and actuarial assumptions;
- the adjustment of the liability recognized in the balance sheet at the present value and, consequently, the elimination of unrecognized actuarial gains and losses at the time of acquisition.

All Group pension plans are unfunded, except for the Contractual Trust Arrangement (CTA), set up by HVB AG in respect of the German defined benefit pension plans and for some minor defined benefit pension plans in the UK and USA.

Most of the Group's defined benefit pension plans are closed plans and so it is not possible for new recruits to enter. In Italy, Germany and Austria there are some defined contribution plans that are open to new recruits. Contributions to defined contribution plans are recognized in the profit and loss account when they occur.

The present value of defined benefit obligations, inclusive of the reserve for severance pay, the post employment medical plans and other long term employees benefits, has been determined using the projected unit credit method. For funded or partially funded plans, the fair value of plan assets is calculated at the balance sheet date. The plan deficit or surplus (i.e. the difference between the present value of the defined benefit obligation and the fair value of plan assets) is recognized in the balance sheet net of unrecognized actuarial gains or losses. In the profit and loss the portion of actuarial gains or losses in excess of the 10% of the corridor, which has been calculated in respect of the previous period end divided by the residual expected average working life of employees, is then recognized.

The financial and actuarial assumptions used to determine the present value of the obligations may vary based on plan terms and related country of origin, in accordance with IAS 19. Discount rates have been set in each country by referring to yields on high quality corporate bonds that are consistent with the currency and with the maturity of the benefit obligation.

12.3 PROVISIONS FOR DEFINED-BENEFIT GROUP PENSIONS

2. CHANGES IN RECOGNIZED PENSION PROVISIONS DURING THE YEAR	31.12.2005
Opening recognized pension provisions	**336,963**
Service cost	1,355
Interest cost	16,454
Actuarial gains (losses)	117
Gains (losses) on curtailments	2,664
Benefit paid	-42,185
Other increases [1]	4,030,642
Other decreases	-
Closing recognized pension provisions	**4,346,010**

1. Includes the amounts arising from business combinations.

3. CHANGES TO PLAN ASSETS	31.12.2005
Opening present value of plan assets	**15,024**
Expected return	828
Actuarial gains (losses)	-
Contributions by employer	4,787
Benefit paid	-2,664
Other increases [1]	2,255,684
Other decreases	-
Closing present value of plan assets	**2,273,659**
BREAKDOWN OF PLAN ASSETS BY TYPE	**31.12.2005**
1. Equities	-
2. Bonds	-
3. Property	-
4. Other assets	23,659
5. Investment fund shares	2,250,000
Total	**2,273,659**

1. Includes the amounts arising from business combinations.

4. RECONCILIATION OF PRESENT VALUES OF PROVISIONS, PRESENT VALUE OF PLAN ASSETS, ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET AMOUNTS RECOGNIZED IN THE BALANCE SHEET	31.12.2005 DEFINED BENEFIT PENSION PLANS
Present value of funded defined benefit obligations	2,387,480
Present value of unfunded defined benefit obligations	4,176,649
Present value of plan assets	-2,273,659
	4,290,470
Unrecognized actuarial gains (losses)	-208,283
Capitalized excess cover of plan assets	263,823
Unrecognised pension cost in respect of past service	-
Recognized pension provisions	**4,346,010**

The above shown tables describe UniCredit Group liabilities related to pension plans.
According to IAS 19, the reserve for severance pay has been also considered as a defined benefit obligation plan and has been calculated by using the actuarial methodology previously described.
The following tables summarize the financial and actuarial assumptions used and the present value of the Group defined benefit obligations (inclusive of the reserve for severance pay):

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	31.12.2005
Discount rate	4.25
Expected return on plan assets	5.0
Rate of increase in future compensation and vested rights	2.4
Rate of increase in pension obligations	1.5
Expected inflation rate	2.0

6. COMPARATIVE DATA DEFINED BENEFIT OBLIGATIONS: TOTAL	31.12.2005
Present value of defined benefit obligation	7,622,723
Present value of plan assets	-2,276,180
Plan surplus/(deficit)	5,346,543
Unrecognized actuarial gains (losses)	-287,184
Capitalized excess cover of plan assets	263,823
Recognized provisions	5,323,182

Provisions in respect of events to be clarified

UNICREDITO ITALIANO LEGAL RISKS

INTEREST CAPITALISATION

As forecast in the notes to last year's Accounts, the number of new claims and lawsuits brought against the company in 2005 was limited.

The group companies named as defendants have continued, as in previous years, to make appropriate provisions for all proceedings still pending.

ARGENTINA

This issue emerged at the end of 2001. Up until 2004 the number of litigation cases was limited. At the beginning of 2005 the Republic of Argentina launched a share exchange offer on bonds that it had previously issued: the terms and conditions of the offer were considered highly unfavorable by the bondholders, many of whom did not accept it, preferring to present redemption applications to the banks, in the hope of obtaining a better price.

Despite the substantial increase in redemption applications and the, albeit lower, increase in the number of proceedings during 2005, a trend which may well continue in 2006, we believe it can be proven in court that no breach was committed by the banks involved (since bonds issued by the Argentine government should not be traded differently from any other financial instrument), and accordingly we continued (as in previous years) to make prudent provisions for each individual position.

CIRIO

In 2005 the Group banks continued to make provision solely for existing proceedings, (about the same number as last year), the result of which will largely depend on the possibility of proving that the bank concerned complied with its reporting obligations in accordance with the prevailing laws and regulations and correctly carried out the purchase transaction (this has been proved in most cases).

PARMALAT

Parmalat is a complex and atypical story: certain aspects are subject to criminal investigation, and this has affected not only the banks but also the holders of bonds issued by Parmalat companies.

Our Group banks have helped their customers holding Parmalat bonds to be included at no cost in the list of creditors in the proceedings being brought before the courts of Parma.

Even though the total number of lawsuits started in 2005 was higher than in 2004, the total value of these proceedings is low when compared with either the total value of litigation proceedings relating to the Group's day-by-day business or its financial and assets position. In the small number of proceedings involving Group companies (about 6.8% of all claims brought against the Group) we believe our defence representations will be able to show that no breach was committed in the course of operations by the bank.

The Group's banks have accordingly made provision only for pending proceedings.

As has already been stated, last financial year, in early August 2005, some Parmalat group companies in receivership sent:

1. UniCredito Italiano Spa, UniCredit Banca d'Impresa Spa, UniCredit Banca Mobiliare Spa and two other intermediaries a writ of summons relating to a claim for the joint payment of about EUR4.4 billion damages arising from their "participation as co-lead manager", together with other intermediaries, in bond issues made between 1997 and 2001 and also because they held "a large number of current accounts for the banks of the insolvent group". The first hearing will be on 22 May, 2006;
2. UniCredit Banca Mobiliare Spa of Gruppo UniCredito Italiano and two other intermediaries a writ of summons relating to a claim for the joint payment of EUR1,861.8 million damages arising from their role in promoting and participating in the renewal of a programme (the "Debt Issuance Programme") for the issue of medium-term bonds, under which, between the second half of 2001 and the end of 2003, bonds with a total nominal value of EUR1,870 were issued on the Euromarket (subject and without prejudice to the joint liability of the other intermediaries - not party to the proceedings - which subscribed the bonds issued under the Debt Issuance Programme as "relevant dealers"), as well as from their "co-lead manager" roles in another bond issue (not under the Debt Issuance Programme) in 2002, total nominal value EUR 306.8 million. The first hearing will be on 22 March, 2006.

Despite the complexity of both judgments, UniCredit Group believes - having consulted its counsel for their legal opinion - it can prove that no breach was committed by the company and that the Group was not aware, nor could it have been, that Parmalat was insolvent at the time of the issues or when the Debt Issuance Programme was signed and (subsequently) renewed, subject - however - and without prejudice to the joint liability of the other intermediaries (not party to the proceedings) which participated in the allegedly wrongful transactions or in the placement of bonds under the Debt Issuance Programme as Relevant Dealers. Considering all above mentioned, as matters stands the conditions that would justify provisions with respect to the alleged claims do not exist.

As part of its defence strategy UniCredit lodged four appeals with the Lazio TAR for annulment of the court orders allowing four Luxembourg and Dutch Parmalat companies to join the (Italian) receivership proceedings (some of the plaintiff companies in the two cases mentioned above). These appeals are based on the opinion of the Advocate-General of the Court of Justice of the European Communities on a judgment issued in connection with Eurofood (an Irish company of the Parmalat Group that was also allowed to join the Italian receivership procedure), published at the end of last September, according to which for the purpose of identifying which insolvency law is applicable it can be assumed that the business interests of a foreign subsidiary, being an independent legal entity from its holding company, are centred in the foreign country where such subsidiary has its registered office.

HVB LEGAL RISKS

REAL ESTATE FINANCE / FINANCING OF PURCHASES OF SHARES IN REAL ESTATE FUNDS

- HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer must repay the loan to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. The ruling of October 25, 2005 by the European Court of Justice does not change this state of affairs. According to the ruling, the applicable laws in Germany regarding the obligation to repay the loans with interest immediately after canceling the loan agreement are not in violation of European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract, In our view, however, this demand cannot be enforced retroactively through a court decision because of the lack of statutory regulations in Germany, so that there is no reason for concern about negative effects from cases in the past. The Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy.

- From the standpoint of HVB AG, the decisions of the Second Civil Court of Appeal of the German Federal Supreme Court pertaining to the financing of purchases of shares in real estate funds by the borrower also result in no change in the assessment of the legal situation when third parties arrange loans for real estate purchases. In other decisions on loans taken out to purchase shares in real estate funds and not secured by real property liens, the Second Civil Court of Appeal of the German Federal Supreme Court ruled that the bank has no claim against the borrower to repayment of the loan if it utilized the sales organization of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares, or when the borrower has the right to cancel the transaction. This ruling prompted shareholders of the parent bank to initiate a court challenge to the validity of the Bank's financial statements for 1999 – 2002. The suit was dismissed at all levels of appeal. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases.

COURT PROCEEDINGS OF HVB AG SHAREHOLDERS

- In a ruling in November 2002, the German Supreme Court nullified the resolutions of HVB AG's Annual General Meeting concerning the appointment of the auditor of the 1999 financial statements on grounds of bias. Lawsuits filed for this reason by shareholders challenging the validity of the Bank's financial statements for 1999 – 2002 have failed at all levels of appeal.
- A suit was filed challenging the election of shareholder representatives to the Supervisory Board at the Annual General Meeting of our Bank on May 14, 2003, stating that the "block voting" procedure used at that time was inadmissible, Munich Regional Court I sustained the legal challenge in a ruling dated April 15, 2004. After the shareholder representatives were appointed by the Munich Local Court and re-elected as individual candidates for the remainder of their term of office at the Annual General Meeting on April 29, 2004, the Bank withdrew its appeal against the ruling of April 15, 2004. Consequently, the court ruling stating that the election of the shareholder representatives to the Supervisory Board of HVB AG of May 14, 2003 was null and void is now final. Because the Supervisory Board repeated and confirmed the resolutions passed since May 14, 2003 at its meeting on February 25, 2004, this has no impact on the resolutions passed by the Supervisory Board in the period subsequent to May 14, 2003.
- Shareholders have filed suit against the discharge of the Supervisory Board for the 2003 fiscal year, the re-election of the shareholder representatives to the Supervisory Board, and the election of the auditor for the 2004 fiscal year at the Annual General Meeting of our Bank on April 29, 2004. This suit was also rejected on second appeal by the Munich Higher Regional Court in a ruling dated January 18, 2006.
- In addition, a shareholder has filed a separate suit claiming that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 was null and void. Because of the decision of January 18, 2006 of the Munich Higher Regional Court mentioned above, we do not expect this suit to succeed.
- And finally, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void, In view of the result of the proceedings described above, we expect the Munich Registration Court to reject the motion.
- In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our Bank on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related

to the discharge of Supervisory Board members for the 2004 fiscal year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void; in this respect, the ruling is final. The failure to ratify the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005 has no material effect for the Bank, Munich Regional Court I dismissed the suit contesting the election of the Supervisory Board members and the auditor of the financial statements; the plaintiffs have appealed against the ruling.

LEGAL CHALLENGE TO SQUEEZE-OUT OF VEREINS- UND WESTBANK AG SHAREHOLDERS

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG in exchange for a cash payment of €25.00 per share. Although we are convinced that the shareholders' meeting was conducted properly with no breaches of procedural rules, in the interest of rapid integration we undertook in a court settlement to pay cash compensation of €26.65 per share (the "26.65 settlement") as soon as the legal challenges of the minority shareholders of Vereins- und Westbank AG are settled, and to pay interest on this compensation as of the date on which the transfer resolution is entered in the commercial register for Vereins- und Westbank AG. Notwithstanding this arrangement, numerous minority shareholders have utilized their right to have the €26.65 compensation reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders. We assume that no further payments to the excluded shareholders of Vereins- und Westbank AG will be required.

CLAIMS ASSERTED BY THE LIQUIDATOR OF A CORPORATE CUSTOMER

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of court against a consortium made up of several banks, HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues. The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-court claims. At present the outcome of the out-of-court claims is uncertain. Although we are of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

EU ANTITRUST PROCEEDINGS AND CLAIMS OF CONSUMER PROTECTION ASSOCIATIONS

- In December 2001 the European Commission fined HVB AG and its Vereins- und Westbank AG subsidiary a total of €31 million for alleged illegal price-fixing of currency exchange fees for exchanging the national currencies of future member states of the European Monetary Union. This ruling was lifted in November 2004 in a first appeal filed with the European Court of Justice, The European Commission in turn appealed this decision. Because the reasons given in the ruling by the European Court of Justice show that the underlying reasons for the decision by the European Commission were not sufficient to impose a fine, we assume that this decision will come into force.
- In June 2002 the European Commission imposed a €30 million fine on Bank Austria Creditanstalt AG for alleged illegal collusion in connection with interest rates, prices of various banking products for retail customers, and other terms. In the same connection, fines totaling approximately €94 million were imposed on seven other Austrian banks, Bank Austria Creditanstalt AG filed a first-level appeal with the European Court against the fine itself and the amount. At present, the outcome of these proceedings is uncertain.
- Austrian consumer protection associations and politicians have announced their intention of possibly asserting damage claims against the banks involved in the above-mentioned proceedings, including Bank Austria Creditanstalt AG. In our view, it is uncertain from a legal standpoint whether a violation of Article 81 of the EC Treaty provides grounds for damage claims of

individual customers under civil law, and we also regard such lawsuits as unfounded for a number of reasons. Furthermore, Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the Austrian courts. We believe that the declaration by Bank Austria Creditanstalt that it will comply with the settlement arrangements entered into by the Austrian Savings Banks Association with the Austrian consumer protection associations will largely avert detrimental consequences for HVB Group.

TREUHANDANSTALT LITIGATION

- A pending lawsuit against Bank Austria Creditanstalt AG is related to alleged claims of the Treuhandanstalt, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of Bank Austria Creditanstalt AG. One of the claims in the proceedings, which were initiated in 1993, is that the former subsidiary participated in the embezzlement of funds by companies in the former East Germany, BvS is seeking damages in the amount of approximately €128 million plus interest. However, we believe that these claims are unfounded.

CONSTELLATION 3D

- In December 2002, Bank Austria Creditanstalt was named (among others) as defendant in an action brought by Constellation 3D, Inc, (a debtor in Chapter 11 proceedings) in the U,S, Bankruptcy Court for the Southern District of New York. The plaintiff is claiming from Bank Austria Creditanstalt AG an amount of up to $45 million as compensation for offenses allegedly committed in connection with a loan contract between the pre-petition principal shareholder of the plaintiff and a prospective investor. The charges include, among others, negligent misrepresentation and fraud. We are convinced that these claims are unfounded.

PRELIMINARY INVESTIGATIONS ON TAX PROSECUTION IN RUSSIA

- Two criminal investigations are under way in Russia concerning alleged tax evasion and illegal entrepreneurial activity purportedly engaged in by a former indirect subsidiary of Bank Austria Creditanstalt AG. The investigations also concern another company in which Bank Austria Creditanstalt AG's subsidiary held a participating interest of approximately 25%. We cannot exclude the possibility that an attempt would be made by the relevant tax authorities or the buyer of the subsidiary to claim that Bank Austria Creditanstalt AG's intermediate subsidiary or Bank Austria Creditanstalt AG should bear all or part of the alleged overdue taxes, interest, and penalties, although we do not believe that Bank Austria Creditanstalt AG should have any liability in this regard.

Section 13 - Insurance reserves - Item 130

13.1 INSURANCE RESERVES: BREAKDOWN

	AMOUNTS AS AT 31.12.2005		
	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL
A. Non-life business	**33,610**	**-**	**33,610**
A.1 premium reserves	22,786	-	22,786
A.2 claim reserves	10,824	-	10,824
A.3 other reserves	-	-	-
B. Life business	**106,799**	**-**	**106,799**
B.1 actuarial reserves	56,773	-	56,773
B.2 reserves for amounts payable	777	-	777
B.3 other reserves	49,249	-	49,249
C. Insurance reserves when investment risk is borne by the insured party	**-**	**-**	**-**
C.1 reserves relating to investment funds and index-linked contracts	-	-	-
C.2 reserves arising from management of pension funds	-	-	-
D. Total insurance reserves	**140,409**	**-**	**140,409**

The figures in the table concern the Yapi Group which is consolidated as from 1 October 2005.

Section 15 - Shareholders' Equity Group - Items 140, 160, 170, 180, 190, 200 and 220

15.1 SHAREHOLDERS' EQUITY GROUP: BREAKDOWN

	AMOUNTS AS AT	
ITEMS/VALUES	31.12.2005	31.12.2004
1. Share capital	5,195,277	3,168,355
2. Share premium reserve	16,816,170	2,308,639
3. Reserves	9,176,698	6,426,369
4. (Treasury shares)	(359,039)	(358,416)
a) Parent Company	*(358,416)*	*(358,416)*
b) Subsidiaries	*(623)*	-
5. Revaluation reserves	1,903,723	277,020
6. Equity instruments	-	-
7. Net profit (loss)	2,470,258	2,068,731
Total	**35,203,087**	**13,890,698**

15.2 CAPITAL AND TREASURY SHARES: BREAKDOWN

	AMOUNTS AS AT 31.12.2005		AMOUNTS AS AT 31.12.2004	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 Ordinary shares	5,184,424	-	3,157,502	-
A.2 Savings shares	10,853	-	10,853	-
Total (A)	**5,195,277**	**-**	**3,168,355**	**-**
B. Treasury Shares				
B.1 Ordinary shares	-359,039	-	-358,416	-
B.2 Savings shares	-	-	-	-
Total (B)	**-359,039**	**-**	**-358,416**	**-**

15.3 CAPITAL STOCK - NUMBER OF PARENT COMPANY SHARES: ANNUAL CHANGES

	CHANGES IN 2005	
ITEMS/TYPE OF TRANSACTIONS	ORDINARY	OTHERS (SAVING)
A. Shares outstanding as at the beginning of the year	**6,315,002,731**	**21,706,552**
- fully paid	6,315,002,731	21,706,552
- not fully paid	-	-
A.1 Treasury shares (-)	-87,000,000	-
A.2 Shares outstanding as at the start of the year	6,228,002,731	21,706,552
B. Increases	**4,053,845,423**	**-**
B.1 New issues	4,053,845,423	-
• against payment	4,035,519,657	-
- business combinations	*4,035,519,657*	-
- bonds converted	-	-
- warrants exercised	-	-
- other	-	-
• free	18,325,766	-
- to employees	*18,325,766*	-
- to Directors	-	-
- other	-	-
B.2 Sales of treasury shares	-	-
B.3 Other changes	-	-
C. Reductions	**-**	**-**
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business transferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	**10,281,848,154**	**21,706,552**
D.1 Treasury Shares (+)	87,000,000	-
D.2 Shares outstanding as at the end of the year	10,368,848,154	21,706,552
- fully paid	*10,368,848,154*	*21,706,552*
- not fully paid	-	-

15.4 CAPITAL: OTHER INFORMATION

	AMOUNTS AS AT	
	31.12.2005	31.12.2004
Par value for share	0.50	0.50
Number of shares reserved for issue under option	-	-
Number of contracts for the sale of shares	-	-

15.5 RESERVES FROM ALLOCATION OF PROFIT FROM PREVIOUS YEARS: OTHER INFORMATION

	AMOUNTS AS AT 31.12.2005
Legal reserve	633,805
Statutory reserve	2,048,905
Other reserves	4,206,954
Total	**6,889,664**

Other reserves include FTA reserves.

15.6 REVALUATION RESERVE: BREAKDOWN

	AMOUNTS AS AT	
ITEMS/COMPONENTS	31.12.2005	31.12.2004
1. Available-for-sale financial assets	1,795,744	-
2. Property, plant and equipment	-	-
3. Intangible assets	-	-
4. Hedges of foreign investments	-	-
5. Cash-flow hedges	-169,041	-
6. Exchange differences	-	-
7. Non-current assets classified as held for sale	-	-
8. Special revaluation laws	277,020	277,020
Total	**1,903,723**	**277,020**

15.7 REVALUATION RESERVES: ANNUAL CHANGES

	CHANGES IN 2005								
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING ON FOREIGN INVESTMENTS	HEDGING OF CASH FLOW	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS	TOTAL
A. Opening balance	-	-	-	-	-	-	-	**277,020**	**277,020**
B. Increases	**2,073,738**	-	-	-	**24,664**	-	-	-	**2,098,402**
B.1 Fair value increases	905,486	-	-	-	-	-	-	X	905,486
B.2 Other changes [1]	1,168,252	-	-	-	24,664	-	-	-	1,192,916
C. Reductions	**277,994**	-	-	-	**193,705**	-	-	-	**471,699**
C.1 Fair value decreases	56,892	-	-	-	193,560	-	-	X	250,452
C.2 Other changes	221,102	-	-	-	145	-	-	-	221,247
D. Closing balance	**1,795,744**	-	-	-	**(169,041)**	-	-	**277,020**	**1,903,723**

1. Includes the amounts arising from business combinations.

15.8 REVALUATION RESERVES FOR AVAILABLE-FOR-SALE FINANCIAL ASSETS: BREAKDOWN

	AMOUNTS AS AT 31.12.2005		
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL
1. Debt securities	172,354	(15,390)	156,964
2. Equity investments	1,654,732	(13,238)	1,641,494
3. Investment fund units	1,092	(3,806)	(2,714)
4. Loans	-	-	-
Total	**1,828,178**	**(32,434)**	**1,795,744**

15.9 REVALUATION RESERVES FOR AVAILABLE-FOR-SALE FINANCIAL ASSETS: ANNUAL CHANGES

	CHANGES IN 2005				
	DEBT SECURITIES	EQUITY INVESTMENTS	UCIS SHARES	LOANS	TOTAL
1. Opening balance	-	-	-	-	-
2. Positive changes	**202,995**	**1,869,662**	**1,081**	-	**2,073,738**
2.1 Fair value increases	110,567	793,838	1,081	-	905,486
2.2 Reclassification through profit or loss of negative provision:	3,096	260	-	-	3,356
- due to impairment	-	-	-	-	-
- following disposal	*3,096*	*260*	-	-	*3,356*
2.3 Other changes [1]	89,332	1,075,564	-	-	1,164,896
3. Negative changes	**46,031**	**228,168**	**3,795**	-	**277,994**
3.1 Negative changes in fair value	41,236	11,861	3,795	-	56,892
3.2 Impairment losses	-	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	1,032	216,307	-	-	217,339
3.4 Other changes	3,763	-	-	-	3,763
4. Closing Balance	**156,964**	**1,641,494**	**(2,714)**	-	**1,795,744**

1. Includes the amounts arising from business combinations.

Section 16 - Minorities - Item 210

16.1 MINORITIES: BREAKDOWN

	AMOUNTS AS AT	
ITEMS/VALUES	31.12.2005	31.12.2004
1) Share Capital	961,027	170,671
2) Share premium reserve	2,102,538	140,600
3) Reserves [1]	532,808	697,320
4) (Treasury shares)	-84	-
5) Revaluation reserves	45,120	5,427
6) Equity instruments	-	-
7) Profit (loss) for the year - Minority interests	261,204	170,265
Total	**3,902,613**	**1,184,283**

1. Includes HVB Group reserves as per its consolidated accounts including the share premium reserve.

16.2 REVALUATION RESERVES: BREAKDOWN

ITEMS/VALUES	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.12.2004
1) Available for sale financial assets	40,834	-
2) Tangible assets	-	-
3) Intangible assets	-	-
4) Hedging on foreign investments	-	-
5) Cash-flow hedge	98	-
6) Exchange difference	-	-
7) Non-current assets classified held for sale	-	-
8) Special revaluation laws	4,188	5,427
Total	**45,120**	**5,427**

16.4 REVALUATION RESERVES FOR AVAILABLE-FOR-SALE FINANCIAL ASSETS: BREAKDOWN

ASSETS/VALUES	AMOUNTS AS AT 31.12.2005 POSITIVE RESERVE	AMOUNTS AS AT 31.12.2005 NEGATIVE RESERVE
1. Debt securities	12,886	(764)
2. Equity securities	28,680	(4)
3. Units in investment funds	36	-
4. Loans	-	-
Total	**41,602**	**(768)**

16.5 REVALUATION RESERVES: ANNUAL CHANGES

	CHANGES IN 2005							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF FOREIGN INVESTMENTS	HEDGING OF CASH FLOW	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	-	-	-	-	-	-	-	**5,427**
B. Increases	**42,055**	-	-	-	**169**	-	-	**85**
B.1 Fair value increases	24,494	-	-	-	-	-	-	X
B.2 Other changes [1]	17,561	-	-	-	169	-	-	85
C. Decreases	**1,221**	-	-	-	**71**	-	-	**1,324**
C.1 Fair value decreases	1,129	-	-	-	-	-	-	X
C.2 Other changes	92	-	-	-	71	-	-	1,324
D. Closing balance	**40,834**	-	-	-	**98**	-	-	**4,188**

1. Includes amounts arising from business combinations.

1. GUARANTEES GIVEN AND COMMITMENTS		
	AMOUNTS AS AT	
TRANSACTIONS	31.12.2005	31.12.2004
1) Financial guarantees given to:	**40,979,416**	**5,254,422**
a) Banks	6,781,128	426,669
b) Customers	34,198,288	4,827,753
2) Commercial guarantees given to:	**14,868,224**	**8,378,952**
a) Banks	1,674,141	834,975
b) Customers	13,194,083	7,543,977
3) Other irrevocable commitments to disburse funds:	**79,909,482**	**17,264,837**
a) banks:	13,539,822	4,540,259
i) Usage certain	*3,158,279*	*4,246,228*
ii) Usage uncertain	*10,381,543*	*294,031*
b) customers:	66,369,660	12,724,578
i) Usage certain	*11,431,950*	*6,583,949*
ii) Usage uncertain	*54,937,710*	*6,140,629*
4) Underlying obligations for credit derivatives: sale of protection	**3,950,834**	**1,088,983**
5) Assets used to guarantee others' obligations	**-**	**53,647**
6) Other commitments	**9,226,534**	**9,744,151**
Total	**148,934,490**	**41,784,992**

2. ASSETS USED TO GUARANTEE OWN LIABILITIES AND COMMITMENTS	
	AMOUNTS AS AT 31.12.2005
1. Financial instruments held for trading	6,827,062
2. Financial instruments designated at fair value	51,201
3. Financial instruments available for sale	1,911,010
4. Financial instruments held to maturity	425,935
5. Loans and receivables with banks	1,304,898
6. Loans and receivables with customers	354,919
7. Property, plant and equipment	10,764

3. OPERATING LEASES	AMOUNTS AS AT 31.12.2005
Lessee information:	
B) Operating leases	
Future minimum non-cancellable lease payments	
Up to twelve months	536
From one to five years	42
Over five years	-
Total amounts	**578**
Future minimum non-cancellable sublease payments	
Total payments	-
Lessor information:	
B) Operating leases	
Future minimum non-cancellable lease payments (to be received)	
Up to twelve months	131,563
From one to five years	163,561
Over five years	40,555
Total amounts	**335,679**

5. ASSET MANAGEMENT AND TRADING ON BEHALF OF OTHERS

TYPE OF SERVICES	AMOUNTS AS AT 31.12.2005
1. Trading of financial instruments on behalf of others:	**377,718,556**
a) Purchases	189,908,549
1. Settled	189,908,549
2. Unsettled	-
b) Sales	187,810,007
1. Settled	187,810,007
2. Unsettled	-
2. Asset management accounts	**65,000,019**
a) individual	62,474,345
b) Collective	2,525,674
3. Custody and administration of securities	**354,870,460**
a) non-proprietary securities on deposit associated with the custodian bank operations (excluding segregated accounts)	6,045,628
1. Securities issued by companies included in consolidation	12,351
2. Other securities	6,033,277
b) Other non-proprietary securities on deposit (excluding asset management accounts)	148,280,403
1. Securities issued by companies included in consolidation	23,429,968
2. Other securities	124,850,435
c) Non-proprietary securities deposited with others	137,814,821
d) Investment and trading securities deposited with others	62,729,608
4. Other transactions	**21,570,823**

Data given in this table do not include HVB Group data.


fairness
esitlik
transparency
прозрачность
fiducia
zaufanie
Freiheit
reciprocity
reciprocità
rispetto

NOTES TO THE CONSOLIDATED ACCOUNTS

Part C) Consolidated Profit and Loss Account

(amounts in thousands of €)

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 INTEREST INCOME AND SIMILAR REVENUES: BREAKDOWN

	2005				
	UNIMPAIRED FINANCIAL ASSETS				
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL
1. Financial instruments held for trading	431,276	410,666	-	1,263	843,205
2. Financial instruments designated at fair value	1,103,441	1	-	354	1,103,796
3. Available for sale financial instruments	474,220	-	-	-	474,220
4. Held to maturity investments	277,503	195	-	-	277,698
5. Loans and receivables with banks	32,495	193,466	-	248,087	474,048
6. Loans and receivables with customers	41,422	7,178,565	184,382	185,144	7,589,513
7. Hedging derivatives	X	X	X	-	-
8. Financial instruments sold but not derecognised	-	284,730	-	477	285,207
9. Other assets	X	X	X	72,468	72,468
Total	**2,360,357**	**8,067,623**	**184,382**	**507,793**	**11,120,155**

1.3.1 INTEREST INCOME FROM FINANCIAL ASSETS DENOMINATED IN CURRENCY

INTEREST INCOME ON:	2005
a) Assets denominated in currency	2,855,660

1.3.2 AND 1.3.3 INTEREST INCOME FROM OTHER TRANSACTIONS

INTEREST INCOME ON:	2005
a) Rents recognised	340,588
b) Deposits received in administration	411,447
Total	**752,035**

1.4 INTEREST EXPENSES AND SIMILAR CHARGES: BREAKDOWN

ITEMS/TYPE	2005 DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL
1. Deposits from banks	(725,441)	X	(55,770)	(781,211)
2. Deposits from customers	(1,337,640)	X	(6,666)	(1,344,306)
3. Securities in issue	X	(2,280,459)	-	(2,280,459)
4. Financial liabilities held for trading	(373,350)	(4,898)	-	(378,248)
5. Financial liabilities designated at fair value	-	(25)	-	(25)
6. Financial liabilities relating to assets sold but not derecognised	(118,072)	-	(82,187)	(200,259)
7. Other liabilities	X	X	(122,112)	(122,112)
8. Derivatives used for hedging	X	X	(619,305)	(619,305)
Total	**(2,554,503)**	**(2,285,382)**	**(886,040)**	**(5,725,925)**

1.6.1 INTEREST EXPENSES ON LIABILITIES DENOMINATED IN CURRENCY

INTEREST EXPENSES ON:	2005
a) Liabilities denominated in currency	(2,213,857)

1.6.2 AND 1.6.3 INTEREST EXPENSES ON OTHER TRANSACTIONS

INTEREST EXPENSES ON:	2005
a) Rents recognised	(51)
b) Deposits received in administration	(179,676)
Total	**(179,727)**

Section 2 - Fee and commission income - Item 40 e 50

2.1 FEE AND COMMISSION INCOME: BREAKDOWN

TYPE OF SERVICE	2005	2004
a) guarantees given	152,555	140,867
b) credit derivatives	664	428
c) administration, brokerage and consultancy services:	2,819,866	2,354,500
1. financial instrument dealing	45,846	46,458
2. currency dealing	82,208	78,038
3. asset management accounts	1,569,196	1,338,750
3.1. individual	*204,328*	*154,772*
3.2. collective	*1,364,868*	*1,183,978*
4. custody and administration of securities	55,105	56,507
5. depositary bank	27,957	25,140
6. placement of securities	475,606	315,094
7. acceptance of trading instructions	110,894	102,092
8. consultance activities	1,987	1,087
9. distribution of third party services:	451,067	391,334
9.1. Segregated accounts	*51,821*	*30,371*
9.1.1. Individual	*8,833*	*2,934*
9.1.2. Collective	*42,988*	*27,437*
9.2. insurance products	*384,497*	*342,059*
9.3. other products	*14,749*	*18,904*
d) collection and payment services	642,553	587,495
e) servicing for securisation transactions	10,761	14,709
f) factoring	24,401	18,940
g) tax collection services	125,407	131,511
h) other services	1,340,484	1,236,954
Total	**5,116,691**	**4,485,404**

2.2 FEE AND COMMISSION INCOME BY DISTRIBUTION CHANNEL		
CHANNELS	**2005**	**2004**
a) through Group bank branches	**768,491**	**751,361**
1. asset management	92,115	242,021
2. security dealing	321,297	172,725
3. others' products and services	355,079	336,615
b) off-site	**1,727,378**	**1,293,817**
1. asset management	1,477,081	1,096,729
2. security dealing	154,309	142,369
3. others' products and services	95,988	54,719
c) other distribution channels	**-**	**-**
1. asset management	-	-
2. security dealing	-	-
3. others' products and services	-	-
Total	**2,495,869**	**2,045,178**

2.3 FEE AND COMMISION EXPENSE: BREAKDOWN		
SERVICES	**2005**	**2004**
a) guarantees received	**(7,162)**	**(9,893)**
b) loan-related derivatives	**(2,632)**	**(5,136)**
c) administration and brokerage services:	**(402,689)**	**(235,989)**
1. security dealing	(14,141)	(13,803)
2. currency dealing	(2,955)	(2,769)
3. segregated accounts	(13,795)	(25,815)
3.1. own portfolio	*(519)*	*(1,989)*
3.2. others' porfolios	*(13,276)*	*(23,826)*
4. custody and administration of securities	(5,578)	(6,507)
5. placement of securities	(240,384)	(118,286)
6. off-site distribution of securities, products and services	(125,836)	(68,809)
d) collection and payment services	**(158,523)**	**(141,683)**
e) other services	**(173,222)**	**(187,349)**
Total	**(744,228)**	**(580,050)**

Section 3 - Dividend income and similar revenue - Item 70

3.1 DIVIDEND INCOME AND SIMILAR REVENUE: BREAKDOWN				
	2005		2004	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM INVESTMENT FUND UNITS	DIVIDENDS	INCOME FROM INVESTMENT FUND UNITS
A. Financial assets held for trading	25,943	-	-	-
B. Available for sale financial assets	81,985	252	-	-
C. Financial assets designed at fair value	48,751	641	-	-
D. Investments	-	X	-	X
Financial instruments (items from A to D)	***156,679***	***893***	***226,592***	-
Total	**156,679**	**893**	**226,592**	-

Section 4 - Gains and losses on financial assets and liabilities held for trading Item 80

4.1 GAINS AND LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING: BREAKDOWN					
	2005				
TRANSACTIONS/PROFIT COMPONENTS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**510,466**	**374,161**	**(301,709)**	**(299,586)**	**283,332**
1.1 Debt securities	187,292	169,072	(69,817)	(166,565)	119,982
1.2 Equity instruments	185,588	118,039	(73,846)	(84,459)	145,322
1.3 Units of investment funds	33,999	25,272	(5,946)	(475)	52,850
1.4 Loans	-	568	-	(13,247)	(12,679)
1.5 Other	103,587	61,210	(152,100)	(34,840)	(22,143)
2. Financial liabilities held for trading	**13,712**	**29,538**	**(28,385)**	**(20,605)**	**(5,740)**
2.1 Debt securities	9,125	18,838	(17,222)	(20,515)	(9,774)
2.2 Deposits	-	325	-	(85)	240
2.3 Other	4,587	10,375	(11,163)	(5)	3,794
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**280,308**
4. Derivatives	**58,692,701**	**34,191,785**	**(58,813,445)**	**(33,796,330)**	**188,453**
4.1 Derivatives:	58,624,080	34,167,936	(58,754,140)	(33,768,512)	183,106
- with underlying debt securities and interest rates	*48,676,252*	*31,756,706*	*(48,591,869)*	*(31,258,153)*	*582,936*
- with underlying equity securities and share indices	*9,605,248*	*328,743*	*(9,704,510)*	*(399,838)*	*(170,357)*
- with underlying currency and gold	*X*	*X*	*X*	*X*	*(86,258)*
- other	*342,580*	*2,082,487*	*(457,761)*	*(2,110,521)*	*(143,215)*
4.2 Credit derivatives	68,621	23,849	(59,305)	(27,818)	5,347
Total	**59,216,879**	**34,595,484**	**(59,143,539)**	**(34,116,521)**	**746,353**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 NET PROFIT FROM HEDGING ACTIVITIES: BREAKDOWN	
PROFIT COMPONENT/VALUES	**2005**
A. Income from:	
A.1 Fair value hedging instruments	336,129
A.2 Hedged asset items (fair value)	41,622
A.3 Hedged liability items (fair value)	118,440
A.4 Cash-flow hedges	483
A.5 Assets and liabilities denominated in currency	-
Total income from hedging activities (A)	**496,674**
B. Expense from:	
B.1 Fair value hedging instruments	(221,158)
B.2 Hedged asset items (fair value)	(199,832)
B.3 Hedged liability items (fair value)	(65,384)
B.4 Cash-flow hedges	(1,633)
B.5 Assets and liabilities denominated in currency	(101)
Total expense from hedging activities (B)	**(488,108)**
C. Net profit from hedging activities (A - B)	**8,566**

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 GAINS (LOSSES) ON DISPOSALS/REPURCHASES: BREAKDOWN			
	2005		
ITEMS/PROFIT COMPONENTS	**GAINS**	**LOSSES**	**NET PROFIT**
Financial assets			
1. Loans and receivables with banks	-	(55)	(55)
2. Loans and receivables with customers	5.685	(800)	4.885
3. Available-for-sale financial assets	250.346	(357)	249.989
3.1 Debt securities	*24.310*	*(256)*	*24.054*
3.2 Equity instruments	*225.499*	*(45)*	*225.454*
3.3 Investment fund units	*537*	*(56)*	*481*
3.4 Loans	-	-	-
4. Held-to-maturity investments	24	(5)	19
Total assets	**256.055**	**(1.217)**	**254.838**
Financial liabilities			
1. Deposits with banks	-	-	-
2. Deposits with customers	-	-	-
3. Securities in issue	-	-	-
Total liabilities	-	-	-

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit and loss - Item 110

7.1 NET CHANGE IN FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FV: BREAKDOWN

TRANSACTIONS/PROFIT COMPONENTS	2005 GAINS (A)	REALISED GAINS (B)	LOSSES (C)	REALISED LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**22,240**	**99,300**	**(30,390)**	**(3,555)**	**87,595**
1.1 Debt securities	20,474	20,473	(30,042)	(1,763)	9,142
1.2 Equity secuirities	1,309	27	(60)	(22)	1,254
1.3 Investment fund units	452	4,318	(288)	(1,770)	2,712
1.4 Loans	5	74,482	-	-	74,487
2. Financial liabilities	**138**	**-**	**-**	**-**	**138**
2.1 Debt securities	138	-	-	-	138
2.2 Due to banks	-	-	-	-	-
2.3 Due to customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**-**	**-**	**-**	**-**	**-**
4.1 Derivatives:	-	-	-	-	-
- on debt securities and interest rate	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**22,378**	**99,300**	**(30,390)**	**(3,555)**	**87,733**

Section 8 - Impairment losses - Item 130

8.1 IMPAIRMENT LOSSES ON LOANS: BREAKDOWN

	WRITEDOWNS [1]			WRITE-BACKS [2]				2005 TOTAL	2004
	SPECIFIC			SPECIFIC		PORTFOLIO			
OPERATIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	FROM INTEREST	OTHER	FROM INTEREST	OTHER	(3)=(1)-(2)	TOTAL
A. Loans and receivables with banks	(5)	(10,388)	(2,644)	-	23,876	-	2,104	12,943	(38,631)
B. Loans and receivables with customers	(454,200)	(1,198,520)	(505,716)	75,027	709,512	95	453,091	(920,711)	(847,558)
C. Total	**(454,205)**	**(1,208,908)**	**(508,360)**	**75,027**	**733,388**	**95**	**455,195**	**(907,768)**	**(886,189)**

8.2 IMPAIRMENT LOSSES ON HELD-TO-MATURITY FINANCIAL ASSETS: BREAKDOWN

	WRITEDOWNS [1]		WRITE-BACKS [2]		TOTAL 2005
	SPECIFIC		SPECIFIC		
OPERATIONS / P&L ITEMS	WRITE-OFFS	OTHER	FROM INTEREST	OTHER	(3)=(1)-(2)
A. Debt securities	-	(313)	-	-	(313)
B. Equity securities	-	(4,180)	X	X	(4,180)
C. Investment fund units	-	-	X	-	-
D. Loans to banks	-	-	-	-	-
E. Loans to customers	-	-	-	-	-
Total	**-**	**(4,493)**	**-**	**-**	**(4,493)**

8.3 IMPAIRMENT LOSSES ON HELD-TO-MATURIY INVESTMENTS: BREAKDOWN

	WRITEDOWNS [1]			WRITE-BACKS [2]				TOTAL 2005
	SPECIFIC			SPECIFIC		PORTFOLIO		
OPERATIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)
A. Debt securities	-	(47)	-	-	1,056	-	-	1,009
B. Loans to banks	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-
D. Total	**-**	**(47)**	**-**	**-**	**1,056**	**-**	**-**	**1,009**

8.4 IMPAIRMENT LOSSES ON OTHER FINANCIAL TRANSACTIONS: BREAKDOWN								
	WRITEDOWNS [1]			WRITE-BACKS [2]				TOTAL 2005
	SPECIFIC			SPECIFIC		PORTFOLIO		
OPERATIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)
A. Guarantees given	(2,356)	(2,484)	(14,269)	-	897	-	15,800	(2,412)
B. Credit derivatives	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	-	(2)	-	-	-	-	(2)
D. Other transactions	-	(554)	(336)	-	719	-	570	399
E. Total	**(2,356)**	**(3,038)**	**(14,607)**	**-**	**1,616**	**-**	**16,370**	**(2,015)**

Section 9 - Premiums earned (net) - Item 150

9.1 PREMIUMS EARNED (NET): BREAKDOWN				
	2005			
INSURANCE PREMIUMS	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	2004 TOTAL
A. Life business				
A.1 Gross premiums collected (+)	4,413	-	4,413	-
A.2 Reinsurance premiums paid (-)	(149)	-	(149)	-
A.3 Total	**4,264**	**-**	**4,264**	**-**
B. Non-life business				
B.1 Gross premiums collected (+)	19,808	-	19,808	-
B.2 Reinsurance premiums paid (-)	(5,317)	-	(5,317)	-
B.3 Change in gross value of premium reserve (+/-)	(558)	-	(558)	-
B.4 Change in reserve for premiums attributable to reinsurers (-/+)	23	-	23	-
B.5 Total	**13,956**	**-**	**13,956**	**-**
C. Total net premiums	**18,220**	**-**	**18,220**	**-**

The amounts in the table concern the Yapi Group, which is consolidated as from 1 October 2005.

Section 10 - Other income (net) from insurance activities - Item 160

10.1 OTHER INCOME (NET) FROM INSURANCE BUSINESS: BREAKDOWN		
ITEMS	2005	2004
1. Net change in insurance reserves	324	-
2. Claims settled during the year	(16,878)	-
3. Other income (net) from insurance business	2,905	-
Total	**(13,649)**	**-**

The amounts in the table concern the Yapi Group, which is consolidated as from 1 October 2005.

10.2 NET CHANGE IN INSURANCE RESERVES: BREAKDOWN		
ITEMS	2005	2004
1. Life business		
A. Actuarial reserves	324	-
A.1 Gross amount for the year	*324*	-
A.2 Amount attributable to reinsurers (-)	-	-
B. Other insurance reserves	-	-
B.1 Gross amount for the year	-	-
B.2 Amount attributable to reinsurers (-)	-	-
C. Insurance reserves when investment risk is borne by the insured party	-	-
C.1 Gross amount for the year	-	-
C.2 Amount attributable to reinsurers (-)	-	-
Total "life business reserves"	**324**	**-**
2. Non-life business Change in insurance reserves for the non-life business other than claim reserves, net of amounts attributable to reinsurers	-	-

The amounts in the table concern the Yapi Group, which is consolidated as from 1 October 2005.

10.3 CLAIMS SETTLED DURING THE YEAR: BREAKDOWN

CLAIMS EXPENSE	2005	2004
Life business: expense relating to claims, net of reinsurers' portions		
A. Amounts paid out	(6,126)	-
A.1 Gross amount for the year	*(6,205)*	-
A.2 Amount attributable to reinsurers (-)	*79*	-
B. Change in reserve for amounts payable	(141)	-
B.1 Gross amount for the year	*(66)*	-
B.2 Amount attributable to reinsurers (-)	*(75)*	-
Total life business claims	**(6,267)**	**-**
Non-life business: expense relating to claims, net of amounts recovered from reinsurers		
C. Amounts paid out	(10,367)	-
C.1 Gross amount for the year	*(13,184)*	-
C.2 Amount attributable to reinsurers (-)	*2,817*	-
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserve	(244)	-
E.1 Gross amount for the year	*(1,294)*	-
E.2 Amount attributable to reinsurers (-)	*1,050*	-
Total non-life business claims	**(10,611)**	**-**

The amounts in the table concern the Yapi Group, which is consolidated as from 1 October 2005.

Section 11 - Administrative costs - Item 180

11.1 STAFF EXPENSES: BREAKDOWN		
TYPE OF EXPENSE	2005	2004
1) Payroll for employees	**(3,780,847)**	**(3,614,702)**
a) Wages and salaries	(2,612,679)	(2,404,708)
b) Social security contributions	(637,479)	(624,010)
c) Severance pay	(18,997)	(13,541)
d) Pension fund	(25,619)	(30,043)
e) Allocation to employee severance pay provision	(117,098)	(117,596)
f) Provision for retirement payments and similar provisions:	(27,015)	(32,951)
- defined contribution	*(5,717)*	*(6,888)*
- defined benefit	*(21,298)*	*(26,063)*
g) Payments to external pension funds:	(59,601)	(58,983)
- defined contribution	*(59,014)*	*(58,168)*
- defined benefit	*(587)*	*(815)*
h) Costs related to share-based payments	(44,344)	(35,364)
i) Other employee benefits	(240,846)	(301,914)
l) Recovery of compensation	2,831	4,408
2) Other staff	**(75,593)**	**(79,304)**
3) Directors	**(16,595)**	**(16,686)**
Total	**(3,873,035)**	**(3,710,692)**

Subitem "l) other employee benefits" includes costs for leaving incentives for the present value of € 152,718 thousand as at 31.12.2005 and of € 237,596 thousand as at 31.12.2004.

11.2 AVERAGE NUMBER OF EMPLOYEES BY CATEGORY (GROUP HVB EXCLUDED)		
	31.12.2005	31.12.2004
STAFF AVERAGE NUMBER	TOTAL	TOTAL [1]
a) Employees (permanent)	**71,384**	**69,954**
1) Senior managers	1,126	1,106
2) Managers [2]	19,034	17,878
3) Remaining staff	51,224	50,970
b) Other staff	**1,026**	**1,025**
Total	**72,410**	**70,979**

1. Exact number of employees at the end of the year.
2. 3rd and 4th level managers of Italian companies are 6,667.

NUMBER OF EMPLOYEES AT THE END OF THE YEAR			
	31.12.2005		
	UCI	HVB	TOTAL
a) Employees (permanent)	**72,814**	**64,973**	**137,787**
1) Senior managers	1,145	299	1,444
2) Managers	20,191	8,947	29,138
3) Remaining staff	51,478	55,727	107,205
b) Other staff	**1,028**	**-**	**1,028**
Total	**73,842**	**64,973**	**138,815**

11.3 DEFINED BENEFIT COMPANY PENSION FUNDS: TOTAL COST

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2005	2004
Current service cost	(1,445)	(6,124)
Interest cost	(15,733)	(16,898)
Expected return on plan assets	-	-
Net actuarial gain/loss recognized in year	(1,493)	(3,191)
Past service cost	-	-
Gains/losses on curtailments and settlements	(2,627)	150
Total	**(21,298)**	**(26,063)**

11.5 GENERAL AND ADMINISTRATIVE EXPENSES: BREAKDOWN

ITEMS	2005	2004
1) Indirect taxes and duties	**(269,795)**	**(256,523)**
1a. Settled:	(103,366)	(133,776)
1b. Unsettled:	(166,429)	(122,747)
2) Miscellaneous costs and expenses	**(1,841,223)**	**(1,735,150)**
Fees paid to external professionals	**(175,104)**	**(158,638)**
Insurance	**(48,844)**	**(45,556)**
Advertising	**(153,773)**	**(123,421)**
Security:	**(67,034)**	**(66,453)**
- Internal and external surveillance of premises	(36,050)	(36,469)
- Transportation and safekeeping of cash and valuables	(30,984)	(29,984)
Supply of miscellaneous services rendered by third parties	**(271,005)**	**(256,402)**
Property related expense:	**(407,542)**	**(367,919)**
- rental expense	(247,054)	(229,583)
- maintenance of premises	(47,844)	(33,403)
- cleaning of premises	(35,884)	(37,361)
- electricity, gas, heating, concierge services and drinking water	(76,760)	(67,572)
Maintenance and lease rentals for plant and equipment:	**(205,967)**	**(222,301)**
- repair and maintenance of furniture, machinery and equipment	(64,109)	(87,244)
- lease rentals on electronic systems and software	(141,858)	(135,057)
Postage, telephone, printed materials and other office expenses:	**(266,643)**	**(276,844)**
- postage, telephone, telegraph and telex	(216,420)	(215,144)
- printing and stationery	(32,694)	(38,874)
- various office equipment	(17,529)	(22,826)
Hire charges and other expenses:	**(73,809)**	**(71,242)**
- travel expense	(65,314)	(63,180)
- various hire charges	(8,495)	(8,062)
Credit information and searches	**(25,705)**	**(23,481)**
Other costs:	**(145,797)**	**(122,893)**
- Directors' and Statutory Auditors' fees	(3,192)	(3,585)
- charitable donations	(7,372)	(6,369)
- other costs and expenses	(135,233)	(112,939)
Total (1 + 2)	**(2,111,018)**	**(1,991,673)**

Other administrative expense for 2005 include extraordinary charges associated with the HVB business combination in the amount of € 19,475 thousand, almost entirely attributable to external consultants' fees and advertising costs.

Section 12 - Provisions - Item 190

12.1 PROVISIONS: BREAKDOWN				
ITEMS/COMPONENTS	PROVISIONS	REALLOCATION SURPLUS	2005	2004
1. Other provisions				
1.1 Legal disputes	(77,273)	21,577	(55,696)	(79,126)
1.2 Staff costs	(2,143)	13	(2,130)	(6,327)
1.3 Other	(108,455)	9,405	(99,050)	(179,710)
Total	**(187,871)**	**30,995**	**(156,876)**	**(265,163)**

Provisions for 2005 include charges associated with the HVB business combination in the amount of €3,353 thousand.

Section 13 - Impairments/write-backs on property, plant and equipment - Item 200

13.1 NET VALUE ADJUSTMENTS ON PROPERTY, PLANT AND EQUIPMENT: BREAKDOWN				
ASSETS/PROFIT COMPONENTS	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	(334,259)	(3,872)	-	(338,131)
- for operational use	*(249,813)*	*(2,762)*	-	*(252,575)*
- for investment	*(84,446)*	*(1,110)*	-	*(85,556)*
A.2 Finance leases	(3,658)	-	-	(3,658)
- for operational use	*(3,658)*	-	-	*(3,658)*
- for investment	-	-	-	-
Total	**(337,917)**	**(3,872)**	-	**(341,789)**

2005 writedowns include an amount of €648 thousand attributable to the business combination with HVB.

Section 14 - Impairments/write-backs on intangible assets - Item 210

14.1 IMPAIRMENT ON INTANGIBLE ASSETS: BREAKDOWN

ASSETS/PROFIT COMPONENTS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	(126,871)	(950)	1	(127,820)
- generated internally by the company	*(37,069)*	*-*	*-*	*(37,069)*
- other	*(89,802)*	*(950)*	*1*	*(90,751)*
A.2 Finance leases	(17)	-	-	(17)
Total	**(126,888)**	**(950)**	**1**	**(127,837)**

2005 writedowns include an amount of €907 thousand attributable to the business combination with HVB.

Section 15 - Other operating net income - Item 220

15.1 OTHER OPERATING EXPENSE: BREAKDOWN

	2005	2004
1) Finance Lease: contingent rent disclosed as cost in the year	(19)	(1,868)
2) Costs for operating leases	(989)	(10,087)
3) Reclassification of gains/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	-	-
4) Non-deductible tax and other fiscal charges	(8,458)	(12,294)
5) Other	(291,736)	(94,129)
Total Other operating expense	**(301,202)**	**(118,378)**

15.2 OTHER OPERATING INCOME: BREAKDOWN

	2005	2004
A) Recovery of expense	**234,722**	**229,651**
B) Other Revenues	**455,550**	**282,137**
1) Revenue from administrative services	6,103	4,257
2) Reclassification of valuation reserve re cash-flow hedging of non-financial assets/liabilities	-	1,288
3) Rentals (gross of operating costs input in the previous line)	12,540	15,839
4) Financial leases: contingent rental recognised as revenue	-	-
5) Revenues from operating leases - rentals	45,385	51,453
6) Revenues from operating leases - others	6,910	-
7) Direct operating costs (including repairs and maintenance) re investment properties	210	1,419
8) Recovery of interest on cleared collections and payments	168	322
9) sundry refunds of costs paid in previous years	10,118	8,331
10) Others	374,116	199,228
Total Other Operating Income	**690,272**	**511,788**

Section 16 - Profit (loss) of associates - Item 240

16.1 PROFIT OR LOSS OF EQUITY INVESTMENTS: BREAKDOWN				
PROFIT COMPONENTS	1) JOINTLY OWNED COMPANIES - EQUITY	2) COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE	2005	2004
A. Income	**-**	**106,617**	**106,617**	**62,496**
1. Revaluations	-	93,443	93,443	50,233
2. Gains from disposals	-	12,990	12,990	8,925
3. Write-backs	-	184	184	3,338
4. Other positive changes	-	-	-	-
B. Expense	**-**	**(823)**	**(823)**	**(11,445)**
1. Writedowns	-	-	-	-
2. Impairment losses	-	(654)	(654)	(106)
3. Losses from disposals	-	(169)	(169)	(5,782)
4. Other negative changes	-	-	-	(5,557)
Total	**-**	**105,794**	**105,794**	**51,051**

Section 19 - Gains (losses) on disposals of investments - Item 270

19.1 GAINS AND LOSSES ON DISPOSALS OF INVESTMENTS		
PROFIT COMPONENTS	2005	2004
A. Property		
- Gains from sales	70,931	99,146
- Losses from sales	(7,145)	(8,572)
B. Other assets		
- Gains from sales	10,422	14,531
- Losses from sales	(3,359)	(1,278)
Total	**70,849**	**103,827**

Section 20 - Tax expense (income) related to profit or loss from continuing operations - Item 290

20.1 TAX EXPENSE (INCOME) RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATIONS: BREAKDOWN

PROFIT COMPONENTS	2005	2004
1. Current tax expense (-)	(1,477,364)	(1,137,289)
2. Adjustment to current tax of prior years (+/-)	(196,396)	1,782
3. Reduction in current tax for the year (+)	(3,496)	52,770
4. Adjustment to defferred tax income (+/-)	587,726	114,949
5. Adjustment to deferred tax expense (+/-)	(306,393)	(30,987)
6. Accrued income tax for the year (-) (-1+/-2+3+/-4+/-5)	**(1,395,923)**	**(998,775)**

20.2 RECONCILIATION BETWEEN THEORETICAL AND EFFECTIVE TAX CHARGES RECOGNISED IN THE FINANCIAL STATEMENTS

	2005
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 280)	**4,068,217**
Applicable Tax rate	33%
Computed income tax	(1,342,512)
1. Different tax rates(*)	205,207
2. Non-taxable income	253,900
3. Non-deductible expense	(216,874)
4. Italian regional tax on production	(315,383)
5. Prior years and changes in tax rates	(46,243)
a) effects on current taxes	30,697
- losses carried forward	*6,450*
- other effects of previous years	*24,247*
b) effects on deferred tax	(76,940)
- changes in tax rates	*(41,474)*
- new tax imposed (+) previous tax revoked (-)	*(35,466)*
6. Valuation adjustments and the non-application of deferred taxes	25,998
- deferred tax assets writedown	*(10,858)*
- deferred tax assets recognition	*42,024*
- deferred tax assets non-recognition	*809*
- deferred taxes non-recognition according to IAS 12.39 e 12.44	*(5,977)*
7. Valuation of associates	31,138
8. Other differences	8,846
Recognized taxes on income	**(1,395,923)**

Section 22 - Minorities - Item 330

ITEM 330 "MINORITIES": BREAKDOWN	2005	2004
Net profit (loss) of the following companies	**250,762**	**191,733**
Bank Pekao S.A. Group	170,672	158,028
HVB Group	44,293	-
Zagrebacka Banka Group	25,052	22,620
Bulbank A.D.	6,681	6,530
Unibanka D.D.	2,156	2,079
Banca Agr. Comm. Rep. S. Marino S.A.	2,093	1,782
Locat Rent	580	(1,517)
Xelion Doradcy Finansow	(1,343)	(1,280)
Other	578	3,491
Adjustments on consolidation	**10,442**	**(21,468)**
Total	**261,204**	**170,265**

Section 23 - Other information

23.1 SYNTHESIS OF PROFIT AND LOSS DATA OF HYPOVEREINSBANK USED FOR CONSOLIDATED FINANCIAL STATEMENTS

ITEMS	AMOUNTS
30. Net interest income	948,059
60. Net commissions	563,815
170. Net income of financial and insurance business	1,663,798
300. Net income of current activity, net of taxes	59,168

Section 24 - Earnings per share

EARNINGS PER SHARE	2005	2004
Net profit for the year attributable to the Group	2,470,258	2,068,731
Average number of outstanding shares	6,730,276,460	6,303,570,521
Average number of potential dilutive shares	20,910,652	315,171
Average number of diluted shares	6,751,187,112	6,303,885,692
Earnings per share (€)	**0.367**	**0.328**
Diluted earnings per share (€)	**0.366**	**0.328**



fairness
esitlik
transparency
прозрачность
fiducia
zaufanie
libertà
Freiheit
reciprocity
reciprocità
rispetto

NOTES TO THE CONSOLIDATED ACCOUNTS

Part D) Segment Reporting

(amounts in thousands of €)

The Organisational Structure

Disclosure relating to segment reporting reflects the organisational structure through which the Group operated and monitored its results in 2005. A new structure was approved at the end of the year following the business combination with HVB Group and will not be adopted for segment reporting purposes until after the presentation of our new three-year plan, which will take place in July 2006. Group HVB's contribution to our 2005 Accounts will be disclosed as a separate segment.

Up to the end of 2005 the UniCredit Group conducted its operations through four business divisions: Retail; Corporate and Investment Banking; Private Banking and Asset Management; and New Europe. Each of these divisions was organised around one or more lead banks which, through their distribution network, supply its clients with products and services engineered and packaged by the other banks and financial services companies comprising the Division (and other Divisions as in the case of asset management products). In addition, the Company established the Global Banking Services Division which operates as the UniCredit Group's execution unit and provides Group-wide services to all business lines in the areas of human resources, IT, organisation, operations, procurement, security and premises management.

RETAIL BANKING DIVISION

The Retail Banking Division provides commercial banking services to Italian consumer households and small businesses (defined as businesses with annual revenues of less than €3.5 million), predominantly through UniCredit Banca's network of local branches. This division comprises UniCredit Banca per la Casa, which focuses on mortgage lending, and Clarima, which focuses on consumer credit activities (principally credit cards). The Divisione includes other subsidiaries, consolidated at net equity, operating in the insurance sector (CreditRas Vita S.p.A., CreditRas Assicurazioni S.p.A. and Commercial Union Vita S.p.A).

CORPORATE AND INVESTMENT BANKING DIVISION

The Corporate and Investment Banking Division, acting through UniCredit Banca d'Impresa, UBM and the division's subsidiaries, is responsible for managing the UniCredit Group's relationships with corporate clients. The division, which operates as a network of specialized banks and "product factories", offers a broad variety of financial services, including lending and other traditional commercial banking services, corporate financial risk management and investment banking services, structuring securitization transactions, leasing services, project finance, acquisition finance and other medium- and long-term lending services and factoring services.

UniCredit Banca d'Impresa serves as the main relationship bank for the UniCredit Group's corporate banking customers, while UBM acts as a product innovation and market risk management center and provides consulting support to the UniCredit Group's corporate customers. UBM also serves as the relationship bank for the UniCredit Group's largest Italian corporate customers.

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

The Private Banking and Asset Management Division operates in the wealth management business and acts through three main entities:

- UniCredit Private Banking and its subsidiaries, which offer private banking services to the UniCredit Group's mid- (defined as families or individuals with total financial assets above € 500,000) to high- (individuals with total financial assets above €5 million) net worth clients;
- UniCredit Xelion Banca, which engages in the business of raising funds from customers with the purposes of investing in mutual fund, insurance and other asset management products ("asset gathering"), focusing primarily on the affluent client segment (clients with at least € 75,000 in total financial assets); and
- Pioneer Global Asset Management and its subsidiaries, which operate in the asset management business.

The division covers the entire territory of Italy and maintains a presence in selected international markets (Boston, Dublin, London, Paris, Madrid, Hong Kong, Singapore, Lugano, Monaco and the Republic of San Marino).

NEW EUROPE DIVISION

The New Europe Division comprises the seven banks owned by UniCredit in central and eastern Europe, viz.: Poland's leading private-sector bank, Pekao; the largest banks in Croatia, Zagrebacka Banka, and Bulgaria, Bulbank; the fifth largest in the Slovak Republic, UniBanka; one of the Czech Republic's leading commercial banks, Zinvostenská Banka; and UniCredit Romania S.A., a rapidly growing Romanian bank. In Turkey UniCredit has an agreement with the Koç Group relating to a joint venture in banking and financial services.

The New Europe Division is responsible for guiding the development and restructuring of the UniCredit Group's New Europe banks and supporting their planning, control and loan processing.

HOLDING COMPANY AND OTHER SUBSIDIARIES

The holding company manages selected operating activities directly or through specialised subsidiaries in order to achieve economies of scale. These activities include asset and liability management, funding and treasury activities and the UniCredit Group's foreign branches. This segment also includes the subsidiaries that make up our Global Banking Services Division.

The breakdown of figures by Division, with the exception of New Europe figures, has been restated to take account of the effect of the merger into UniCredito Italiano SpA of Banca dell'Umbria and Cassa di Risparmio di Carpi, previously included in the Retail Division, and of the resulting transfer of their business activities/assets respectively to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

The list of all the subsidiaries included in each Division is given in Part A.1 – Section 3 (fully or proportionally consolidated companies) and in Part B – Section 10 (companies recognised at net equity).

SEGMENT REPORTING BY BUSINESS SEGMENT - YEAR 2005	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	HVB GROUP	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest	2,468,893	1,583,252	105,657	1,272,056	-51,596	-	15,971	5,394,233
Dividends and other income from equity investments	39,853	26,180	3,176	17,400	178,097	-	-13,691	251,015
Net interest income	**2,508,746**	**1,609,432**	**108,833**	**1,289,456**	**126,501**	**-**	**2,280**	**5,645,248**
Net commission	1,865,888	534,046	1,247,702	653,882	317,215	-	-246,270	4,372,463
Net trading, hedging and fair value income	9,976	783,532	6,384	164,770	-121,856	-	-154	842,652
Net other expenses/income	5,753	152,982	13,073	17,997	878,736	-	-903,800	164,741
Net non-interest income	**1,881,617**	**1,470,560**	**1,267,159**	**836,649**	**1,074,095**	**-**	**-1,150,224**	**5,379,856**
TOTAL REVENUES	**4,390,363**	**3,079,992**	**1,375,992**	**2,126,105**	**1,200,596**	**-**	**-1,147,944**	**11,025,104**
Payroll costs	-1,564,408	-520,183	-443,348	-595,864	-593,931	-	-2,583	-3,720,317
Other administrative expenses	-1,335,475	-369,901	-341,101	-441,394	-654,211	-	1,050,539	-2,091,543
Recovery of expenses	196,401	23,109	5,380	1,181	83,703	-	-75,744	234,030
Writedowns of intangible and tangible fixed assets	-46,341	-104,305	-17,289	-162,320	-137,758	-	-59	-468,072
Operating expenses	**-2,749,823**	**-971,280**	**-796,358**	**-1,198,397**	**-1,302,197**	**-**	**972,153**	**-6,045,902**
OPERATING PROFIT	**1,640,540**	**2,108,712**	**579,634**	**927,708**	**-101,601**	**-**	**-175,791**	**4,979,202**
Provision for risks and charges	-54,858	-53,592	-17,110	-15,137	-12,826	-	-	-153,523
Restructuring costs	-84,848	-27,902	-10,576	-1,554	-52,523	-	-	-177,403
Net writedowns of loans and provisions for guarantees and commitments	-406,710	-411,062	311	-111,148	18,826	-	-	-909,783
Net income from investments	3,507	-1,045	-170	65,394	257,441	-	4,597	329,724
PROFIT BEFORE TAX	**1,097,631**	**1,615,111**	**552,089**	**865,263**	**109,317**	**-**	**-171,194**	**4,068,217**
Income tax for the year	-488,924	-662,650	-136,715	-210,013	49,637	-	52,742	-1,395,923
HVB Group net profit after acquisition	-	-	-	-	-	59,168	-	59,168
NET PROFIT	**608,707**	**952,461**	**415,374**	**655,250**	**158,954**	**59,168**	**- 118,452**	**2,731,462**

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations".

CAPITAL EXPENDITURES	**70,798**	**156,756**	**69,953**	**160,296**	**171,186**	**-**	**-**	**628,989**
TOTAL ASSETS	**92,447,591**	**147,026,969**	**11,414,688**	**41,029,137**	**175,705,239**	**501,366,085**	**-181,989,491**	**787,000,218**
STAFF AND BRANCHES (Koç Group on a proportional basis)								
Employees (FTE)	23,565	5,201	3,499	32,264	6,941	61,447	-	132,917
Branches	2,628	250	160	1,446	5	2,304	-	6,793
STAFF AND BRANCHES (Koç Group fully considered)								
Employees (FTE)	23,565	5,201	3,499	43,022	6,941	61,447	-	143,675
Branches	2,628	250	160	1,837	5	2,304	-	7,184

SEGMENT REPORTING BY BUSINESS SEGMENT - YEAR 2004

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest	2,298,300	1,542,939	100,930	1,062,254	-122,078	-3,736	4,878,609
Dividends and other income from equity investments	22,244	18,054	694	7,512	228,332	-11	276,825
Net interest income	**2,320,544**	**1,560,993**	**101,624**	**1,069,766**	**106,254**	**-3,747**	**5,155,434**
Net commission	1,717,631	449,311	1,058,911	551,253	287,371	-159,123	3,905,354
Net trading, hedging and fair value income	12,705	813,652	4,359	121,607	25,762	38	978,123
Net other expenses/income	-5,150	134,570	23,853	31,737	864,526	-885,451	164,085
Net non-interest income	**1,725,186**	**1,397,533**	**1,087,123**	**704,597**	**1,177,659**	**-1,044,536**	**5,047,562**
TOTAL REVENUES	**4,045,730**	**2,958,526**	**1,188,747**	**1,774,363**	**1,283,913**	**-1,048,283**	**10,202,996**
Payroll costs	-1,543,319	-484,339	-404,042	-486,581	-550,690	-4,125	-3,473,096
Other administrative expenses	-1,306,511	-376,412	-328,215	-370,930	-631,423	1,021,818	-1,991,673
Recovery of expenses	183,265	30,989	13,614	1,635	75,665	-75,517	229,651
Writedowns of intangible and tangible fixed assets	-55,427	-102,865	-24,027	-142,073	-141,299	-699	-466,390
Operating expenses	**-2,721,992**	**-932,627**	**-742,670**	**-997,949**	**-1,247,747**	**941,477**	**-5,701,508**
OPERATING PROFIT	**1,323,738**	**2,025,899**	**446,077**	**776,414**	**36,166**	**-106,806**	**4,501,488**
Provision for risks and charges	-52,958	-60,255	-26,065	-14,191	-111,694	-	-265,163
Restructuring costs	-145,464	-32,295	-7,492	-947	-51,398	-	-237,596
Net writedowns of loans and provisions for guarantees and commitments	-276,646	-483,999	-1,786	-118,414	-1,009	-5,991	-887,845
Net income from investments	1,841	-367	1,339	10,185	109,309	4,580	126,887
PROFIT BEFORE TAX	**850,511**	**1,448,983**	**412,073**	**653,047**	**-18,626**	**-108,217**	**3,237,771**
Income tax for the year	-355,649	-572,043	-52,763	-113,422	62,075	33,027	-998,775
NET PROFIT	**494,862**	**876,940**	**359,310**	**539,625**	**43,449**	**-75,190**	**2,238,996**

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations".

CAPITAL EXPENDITURES	**54,477**	**144,235**	**15,127**	**120,353**	**115,079**	**-**	**449,271**
TOTAL ASSETS	**82,883,387**	**145,600,801**	**10,729,765**	**30,606,498**	**131,390,958**	**-135,805,195**	**265,406,214**
STAFF AND BRANCHES (Koç Group on a proportional basis)							
Employees (FTE)	24,302	5,377	3,626	28,619	6,705	-	68,629
Branches	2,742	243	164	1,287	6	-	4,442
STAFF AND BRANCHES (Koç Group fully considered)							
Employees (FTE)	24,302	5,377	3,626	30,588	6,705	-	70,598
Branches	2,742	243	164	1,373	6	-	4,528

Geographic Breakdown

The geographic breakdown is based on the location of the subsidiary in which the transaction is recorded.

SEGMENT REPORTING BY GEOGRAPHICAL LOCATION - YEAR 2005			
AMOUNTS AS AT 31.12.2005	TOTAL ASSETS	OPERATING INCOME *	CAPITAL EXPENDITURES
Italy	192,117,339	8,124,451	379,926
Germany	259,927,755	305	136
Austria	119,607,427	-	-
Total other European countries	183,595,894	2,666,473	191,968
of which: Western Europe	*100,877,648*	*491,244*	*7,300*
of which: Eastern Europe	*82,718,246*	*2,175,229*	*184,668*
America	17,004,067	229,456	56,916
Asia	14,746,881	1,036	41
Rest of the world	855	34	2
Total	**787,000,218**	**11,021,755**	**628,989**

* item 120 in profit and loss account.

SEGMENT REPORTING BY GEOGRAPHICAL LOCATION - YEAR 2004			
AMOUNTS AS AT 31.12.2005	TOTAL ASSETS	OPERATING INCOME *	CAPITAL EXPENDITURES
Italy	225,886,919	7,523,048	310,029
Germany	3,527	13	89
Austria	-	-	-
Total other European countries	38,644,441	2,276,443	138,230
of which: Western Europe	*7,816,662*	*512,715*	*5,431*
of which: Eastern Europe	*30,827,779*	*1,763,728*	*132,799*
America	859,836	207,995	570
Asia	10,815	9,648	349
Rest of the world	676	21	4
Total	**265,406,214**	**10,017,168**	**449,271**

* item 120 in profit and loss account.


esitlik
transparency
прозрачность
zaufanie
Freiheit
reciprocity
reciprocità
rispetto

NOTES TO THE CONSOLIDATED ACCOUNTS

Part E) Risks and Hedging Policies

(amounts in thousands of €)

Section 1 - Credit risk

QUALITATIVE INFORMATION

1.1 GENERAL CONSIDERATIONS

In November 2005 the integration between UniCredit and HVB has been finalised, generating a great impact into the respective activities and organisational structures. Therefore, the necessity to redefine credit risk management is just one of the effects determined by the integration.

The mission of the Chief Risk Officer (C.R.O.), established at holding level, can be summarised in the following goals: managing group-wide asset quality, defining policies and criteria for evaluating and managing risk, supporting active balance-sheet management, supporting the business divisions and establishing a group-wide risk culture.

Among the first integration activities defined during the exercise a mention shall go to the setup of a new process regarding Large exposures, the definition of a new process related to the control of concentration risk, the adjustment of credit committee structure at holding level to reflect new portfolio composition and a first consolidation of risk reporting across the new group.

Moreover CRO is responsible for Basel 2 project, whose implementation is under definition due to the new Group's structure.

In this regard, an overview of the current status of the Basel II projects across all major locations of the new Group (Italy, Germany, Austria, CEE) has been reached and critical issues have been identified. These achievements will allow the new Group to define within the first half year of 2006 a group-wide Basel II strategy in terms of aligned target settings, implementation approaches and timelines.

Through the above mentioned Integrated Basel II Project, the CRO intends to establish a group-wide governance structure for Basel II that integrates the current efforts. It is also CRO's intention to reach alignment with Banca d'Italia and other local regulators on compliance requirements and implementation approach from both group-wide and domestic perspective.

For the near future CRO will concentrate its efforts on top-priority issues such as realignment of legal entities functions to the new holding CRO-organisation; homogenisation of governance principles, policies and risk culture across the new group; support to the redesign of credit processes to improve credit risk management; alignment with Banca d'Italia and local regulators on regulatory requirements and implementation (i.e. Basel II).

1.2 CREDIT RISK MANAGEMENT POLICIES

1.2.1 Organisational considerations

Reflecting the main area of activities mentioned at paragraph 1 "Chief Risk Officer" Department carries out its functions though four Units. The more complex and articulated Areas are those focused on credit risk: "Credit Operations" that is in charge for loan granting and workout activities as well as "Risk Control & Policies" that is in charge for Risk integration, Reporting, Credit risk models, Credit policies, Credit risk Monitoring, Internal control and Basel II compliance.
Market and Operational risks are also managed by CRO, respectively by the units "Market Risk Management" and "Operational Risk Management".

Credit risk factors

Through its banking operations the new Group will be exposed to the risk that receivables from third parties owing money, securities or other assets to them will not be fulfilled when due and must be written-off, in whole or in part, due to the deterioration of such third parties' respective financial standing. This risk is present in both the traditional on-balance sheet uncollateralized and collateralized lending business and off-balance sheet business, e.g., when extending credit by means of a bank guarantee.

Potential causes of a default include the counterparty's lack of economic viability (lack of liquidity, insolvency, etc.) as well as reasons independent of the counterparty's individual financial standing such as country risk (country risks concern the risk that cross-border receivables may not be satisfied generally, for example due to overriding economic developments) or operational risks.

The new Group will monitor and manage credit quality, the specific risk of each counterparty and the overall risk of the respective loan portfolios. Possible deterioration of the creditworthiness of individual customers, or of the performance of loans and other receivables, as well as wrong assessments of creditworthiness or country risks, may have a material adverse effect on the new Group's business, financial position and results of operations.

Many of the business activities that go beyond the traditional banking business of lending and deposit-taking, further expose the new Group to credit risk. Non-traditional credit risk can, for example, arise from:

• entering into derivative contracts under which counterparties have obligations to make payments to entities of the Group;
• executing securities, futures, currency or commodity trades;
• holding securities of third parties;
• extending credit through other arrangements.

Parties to these transactions, such as trading counterparties or counterparties issuing securities held by entities of the Group, may default on their obligations due to insolvency, political and economic events, lack of liquidity, operational failure or other reasons. Defaults with respect to a significant number of transactions or one or more transactions that involve significant volumes would have a material adverse effect on the Group's business, financial condition and results of operations.

Please note that in previous paragraphs and chapters has been described the treatment of risk related to the new UniCredit Group and its organisation. This is the result of the integration activities started since November 2005.

Therefore, considering that for a large part of 2005 the management of risk has been performed separately in UniCredit and HVB Group, and in order to better illustrate the activities done during 2005, in the following pages we will explain separately the process of risk management of the two former Groups.

1.2.2 Management, measurement and control systems (UniCredit)

The management of credit risk of 2005 has been carried out by Credit Deparment, based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit-related.
The Credit Department was in charge of updating methodologies developed and ensuring, in collaboration with Global Banking Services, responsible for organisational processes, the consistent implementation in relation to BIS 2 standards, in compliance with the requirement indicated by Banca d'Italia.

Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, associated with individual borrowers, the focus of approaches and tools used to support loan operations during the loan approval phase and the performance management phase is to assign each customer, excluding individuals, a succinct, standardised assessment in the form of a rating. Regarding individuals risk measurement, such evaluation is not made on a counterparty level but, for each customer, differentiating by pools of products. Therefore the loan being approved and monitored is subject to a credit standing assessment with a high added value, which is differentiated by customer type.

To be specific, loans are granted to corporate customers following a process of analysing of operating, balance sheet and cash flow figures; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management quality, competitive position, sector performance and environmental factors). All information is statistically summarised in an internal rating that takes quantitative and qualitative assessment elements into account, as well as performance information taken from the management "scoring" procedures, described below. The rating has also been used by UniCredit Banca d'Impresa to determine lending authorities. Furthermore, during 2005 has been set up a Rating Desk in UniCredit Banca d'Impresa that, unrelated to lending tasks, permit to rectify the automatic assessment coming from the model through the override process.

Specific thresholds have been established above which each Legal Entity of the Group has to request the positive consideration from the Parent Company before granting or renewing loans to a company or economic Groups.

Appropriate forecasting models reflecting the specific characteristics of the countries in which Foreign Bank branches are situated have been implemented for their Corporate customers. These take into account the elements of quantitative and qualitative analyses mentioned earlier, the risk of a country not allowing payments in foreign currency (transfer risk) and the support of the member group.

In the second half of 2004, in a manner similar to that of the Corporate segment, the assessment made during the loan approval process (outcome based on a statistical scoring process) was combined, for resident companies categorised as small businesses (a portfolio under the sole responsibility of UniCredit Banca), with the performance scoring category reported below into in a new tool called the R.I.S.B. (small business combined rating). This tool has proven to be capable of forecasting events of default, and in the first quarter of 2005 has become a regular part of the lending process linking approval authorities to rating categories through an appropriate weighting structure.

Both UniCredit Banca d'Impresa's Small Business and Corporate rating systems, originally developed on a default definition that included non performing loans, doubtful loans and restructured loans, had been calibrated in the last part of 2005, to the Basel 2 default definition, including past-due loans above 180 days.

Regular loan monitoring is performed using a tool known as Risk Monitoring System (S.M.R.). This process provides monthly monitoring of loans to customers classified as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, any loans showing signs of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis.

In July, the new integrated Individual Rating System (R.I.P.) was put into operation for product groups (models are specific for each portfolio: mortgage loans in UniCredit Banca, mortgage loans in UniCredit Banca per la Casa, personal credit in Clarima, unsecured loans in UniCredit Banca, current account overdraft in UniCredit Banca). The rating is obtained by taking into account the loan score as well as performance information (summarised in the performance score or represented by individual performance indicators depending on the product).

The loan score blended in the rating system is differentiated by product and was developed trough statistical analysis based both on socio-demographic inputs provided by Public and Private Credit Bureau and performance behaviour.

The development of the different version of the internal rating system R.I.P. has been defined coherently with BIS 2 default definition, inclusive of past due above 180 days.

As Small Business and Corporate segments, lending authorities of individual customers has been differentiated on the basis of the rating.

It is under revision the loan score for credit cards in Clarima; this activity is preliminary for the development of a new integrated rating system R.I.P. also for this type of product.

A project aimed at carrying out a Management scoring for individuals related to personal credit and credit cards of Clarima is also being completed, after the release of management scoring related to mortgages and current account overdraft that took place in July 2005, with control of the overall risk related to the single counterparties.

With regard to both Italian and foreign banking counterparties, a new version of the credit rating model in use is being defined, derived from the integration of the cues related to the back-testing activities carried out during the first two years of rating's application. At final decision stage, the rating is further reviewed by using an "environmental module" that assesses the degree to which the banking counterparty takes environmental factors into account in its policies. This process of evaluation has been further completed with the development of a model for the assignment of a probability of default to the entire Banking Group. We're also defining the method to make a link between lending authorities and internal rating.

During 2005 an internal validation process of rating systems has been established; its task is to monitor the correct working of internal rating systems in terms of efficiency, integrity and stability. The activities, which are already in progress in UniCredit Banca d'Impresa, are being extended also to other Legal Entities, starting from UniCredit Banca.

As for the Group's foreign banks, special task forces, combining resources from the Parent Company and its subsidiaries, were set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the

Group in Italy. The organisational structure of all Credit Departments was reviewed, and Parent Company staff were assigned to key positions in the credit organisation of several banks. For the seven banks, the Group has also already approved and implemented a more complex plan for Credit Corporate Governance for the management of large exposure, bank and country risk, credit policies and reporting instruments. For the remaining two, Bank Pekao and Koç Bank, it is expected that Corporate Governance will be operational in 2006 in relation to the new Polish law allowing for the transfer of data within a group. At the same time, meetings have commenced with the other equal shareholders in Koç to determine the content of the agreement on loan governance.

Within the Credit Department, oversight of support for banks in the New Europe Division is provided by the Foreign Bank Credit unit whose mission is to transfer to these banks the best practices developed by UniCredit in terms of methodology and tools to promote the evolution of credit processes. In order to make these innovations effective, an intensive training programme (Credit Learning Organisation) was launched in collaboration with the Human Resources Department, the New Europe Division and foreign banks.

An internal rating system for Corporate customers, which was designed on the basis of the Group's best practices, was developed at Bank Pekao, Koç, Zagrebacka, Bulbank, Zivnostenska and Unibanka.

At Bank Pekao, the internal rating contributes to the determination of the position's category and indicates the amount of provisions needed taking into account any collateral securing the loan.

In all the Banks of New Europe the rating is also included in the process of determining lending authorities, in the granting process and in the electronic loan approval system (ACE). The above mentioned tool allow to use methodologies and structured credit processes, homogeneous and aligned with Group fundamental principles.

For "individual" customers, a mandatory loan approval system was implemented at Bank Pekao and gradually extended to other banks in New Europe. The system has been developed using the same approach used in Italy. This system is based on socio-demographic information, and if available, on data from outside sources (e.g. Credit Bureaus) which is summarised by scoring systems acquired from suppliers operating in these countries, however the group intends to develop its own internal models as soon as a sufficient historical database is available. A very similar procedure was also implemented for Small Business customers at Bulbank, Unibanka, Bank Pekao, Koç Bank and Zivnostenska. For both customer segments, these tools are now being offered to banks that do not have them.

The automated performance monitoring tool for Corporate and Small Business customers was developed first of all for Zagrebaçka Banka and Koç Bank, and it is about to be provided to Pekao and Zivnostenska Banks (other banks will follow).

With regard to the loan recovery process, a tool for the management of loan positions is being disseminated. Through the use of LGD (loss given default) as the decision-making variable, this tool makes it possible to gather data that will be useful for estimating LGD and EAD (exposure at default). This system is already operational at Zivnostenska Banka, Unibanka, Pekao and Bulbank.

Loan portfolios of banks in New Europe are monitored using the Credit Tableau de Bord. This Credit Tableau de Bord has been further implemented in the context of Basel 2 (e.g., the distribution of the portfolio by rating category has been included).

Finally, portfolio risk for the UniCredit Group is monitored using a Credit Risk Management model developed internally on the basis of a default mode methodological approach which was implemented to take into account portfolio concentration and correlations, as well as transfer risk and counterparty risk for OTC derivatives. This model currently assesses about 90% of loan exposure. By using the simulations obtained with the portfolio model we have taken part to the stress test exercises made by FMI in the evaluation Programme of financial sector, quantifying the impact of macroeconomic stressed scenarios on Bank's default rates and consequently, by increasing the Expected Loss, on the economic and financial balance sheet items.

Country Risk

Country risk is managed by determining appropriate commercial and financial maximum operational levels of risk that can be assumed by companies belonging to the Unicredito Italiano Group with respect of banks, government entities, financial institutions and companies residing in, or related to, the country.

In accordance with the requirements of the New Basel Capital Accord (BIS II), pursuant to which the Group opted to adopt the "Advanced IRB" approach, the previous country "scoring" model, which, on the basis of standard criteria applicable to all countries, made it possible to identify the overall potential maximum risk level that the Group can assume with respect to a single country, was replaced with the New Internal Country Rating Model, which provides a calculation of 12-month default probability for each individual sovereign state, that has permitted to define a better internal classification of the countries and to link the internal rating system with lending authorities.

1.2.3 Credit risk mitigation strategies (UniCredit)

The credit exposures of the Group are principally related to loans to individuals and companies; these loans can be guaranteed both by collateral (especially: mortgages and pledges) and personal guarantees (basically: guarantees granted by individuals or enterprises).

Personal guarantees are given, generally, by the owners of the companies to which the loans are granted or by other members of their family. Rarely from third parties not directly interested in the operation guaranteed.

The guarantees represent an accessory element of the secured loans, and in this way they have to be considered in the credit evaluation process. Such evaluation must take into account the capability of the applicant of a loan to repay its liability as an essential element, without taking into consideration the amount of the collateral (the so-called repayment capability).

The concept described above implies that a collateral, as a rule, is not taken into account for the definition of loan's risk class; an exception to this rule is a loan that is totally secured by regular pledge of cash (or listed or marketable securities) in this case the loan can be classified in a specific mitigated risk class.

For precautionary purposes, an adequate safety margin is applied on the current value of financial instruments given in pledge.

Collateral disclosure is made through the analysis of suitability of the legal status of the guarantor and the adequacy of the collateral. The first requirement is mandatory, meaning that an unsuitable guarantor affect the effectiveness of a guarantee. The legal status of the guarantor is considered suitable if does not implies the risk that the effectiveness of the guarantee would fail for formal or substantial reasons (for example: interest conflicts, the signatory of the act has no authority, etc.).

The guarantee is consistent if on the guarantor there are no elements of high riskiness (i.e. in the event of personal guarantees: advanced age, subduable to bankruptcy, etc.) and if it is consistent with the amount of loan.

The analysis of the "guarantee" in the above mentioned terms and the formal examination of the act are in charge of the relationship manager.

As regards segment Italian Banks (UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking) the relationship manager sends the acts of pledge and personal guarantee to a specific structure in Perugia (UniCredit Produzioni Accentrate) which is in charge of its conservation.

The acts related to mortgages, convention guarantee (Confidi), delegation of payment, agrarian backed bills, irrevocable mandate, assignment of credit are normally guarded in the structures which manage the secured positions.

The new European Directive, aligned with what defined by the New Basel Capital Accord (BIS II), specifies new rules for the treatment of collaterals and of some credit derivatives (so called "risk mitigants") and the requirements to satisfy for the mitigation of credit risk. A collateral recognised as risk mitigant allows a Bank to hold a lower amount of regulatory capital; in order to benefit of risk mitigation techniques (Credit Risk Mitigation) minimum legal criterion must be respected, indipendently from the Bis II approach adopted (Standard, IRB Foundation or IRB Advanced this one chosen by UniCredit Group).

Starting from 2005, in order to optimise the protection of credit and operative risks, a specific screening process on pledges collected by the Italian Banks (S3 segment) and UniCredit Clarima Banca has been implemented. The check, which is in charge of the relationship manager, is focused on all the juridical, formal and operative topics that allow to define the consistency of the pledge and, consequently, its validity. After receiving the acts, UniCredit Produzioni Accentrate makes a further examination on them; any anomaly is reported to the relationship manager for the appropriate and prompt interventions on the secured position. The act is however, basically, retained in UPA, with the exclusion of the cases in which the arrangement requires the relationship manager to have the original document.

The centralisation of an act in UniCredit Produzioni Accentrate – Perugia is possible under the following conditions:
- the act has to be formally correct,
- all the data contained in the act (including fixed date) have to be clearly and unequivocally readable,
- the relationship manager has to accomplish all the necessary actions requested by the regulations.

Furthermore, in case of pledges, records of each single position are stored to ensure constant monitoring of the observance of the regulations and of the results of each inspection made.

Afterwards further similar verification will start for other types of collateral, on the basis of the priority that will be identified. Regarding the activities related to derivatives, treasury and change specific limits have been established towards banking and institutional counterparties which, on the basis of contractual agreements (ISDA agreements) define the possibility to compensate credit and debt positions in order to fix credit exposure.

The acceptance of a counterpart as guarantor of a personal guarantee or as a seller of protection (CDS) is subject to a regular credit analysis.

1.2.4 Impaired financial assets (UniCredit)

Problematic portfolio deals with bad and doubtful loans which, on the basis of Banca d'Italia regulation, are aligned with the default definition contained in Basel Committee's Proposal; problematic portfolio can be splitted in four categories:

- Non Performing loans
- Restructured loans
- Doubtful loans
- Past due loans

Non performing loans are cash-loans (whole amount) for which a capital or interest loss is sure towards borrowers in clear financial/ liquidity troubles (even if not judicially assessed), not likely to end in a short time, independently from the existence of any real or personal guarantee and from any loss-forecast made by the lender.

Restructured loans are loans for which a bank (or a pool of banks) renegotiates with the borrower terms and conditions of loans due to the deteriorated economic and financial condition of the borrower, taking a loss.

Doubtful loans are loans (whole amount) towards borrowers in a temporary condition of financial/liquidity trouble, that is likely to end in a reasonable time, independently from the existence of any real or personal guarantee.

Past due and overdrafts are loans (whole amount) towards borrowers (not already classified as doubtful, restructured or NPL) presenting past due and/or non authorised overdrafts for more than 90 days. For "Retail" and "Public Administration" the limit of 90 days has been raised to 180 days by Banca d'Italia. Also loans granted to Corporate clients has been raised to "180 days" but this represent a transitory exception granted to the Italian Banking System for a limited timeframe (5 years starting from 1.1.2007). Past due or overdrafts must be continuous over the defined period and relevant in term of size.

Regarding New Europe Banks, the definition of problematic portfolio basically reflects the above mentioned concept of default. In particular, regarding the "past due" concept, the central banks of the countries in which the banks work, establish to classify the customers, both Corporate and Retail, also in the event of past due and/or non authorised overdrafts more than 90 days.

In order to draft the consolidated financial statements the different categories of problematic loans are reconciled to "Italian" categories through a specific link table.

For Italian Banks, worsened loans, intercepted by S.M.R. (the tool used for monitoring), are automatically loaded in a tool named P.E.I.S. and directly subject to the evaluation of the workout manager. The workout manager must analyse the impaired position and operates all the necessary actions aimed to the prompt protection of the risk. Then the first amounts of provisions are estimated and, afterwards, the positions are basically transferred for management to U.G.C. Banca spa specialised in managing non performing loans. Thanks to its activities U.G.C. Banca spa provides further information related to the status of the borrowers and of the guarantors. On the basis of this further information the mandator Bank provides to update the estimates of loss.

In each Bank there are specific decentralised task forces for workout management; these task forces are dependent on a Head Office and operate with specific delegation of powers whose use is monitored in P.E.I.S.

Therefore, in Italian Banks, workout process is managed with a specific organisational structure whose tasks are:

- to manage workout process;

- to classify to problem loans (doubtful loans, non performing loans) and to manage those processes which fall within their province;
- to manage relationship with U.G.C. Banca spa to which the Bank confers the task to manage (with the aim of recovery) those problem loans which have been found out on the basis of a specific agreement;
- to manage directly the recovery process for those positions which have not been conferred to U.G.C.;
- to monitor the results of U.G.C.'s activity and the activity directly carried out.

In order to manage non performing loans the structure uses a specific tool named P.E.I.S. which allows:
- to improve the efficiency of the entire management process, reducing the time necessary to transfer the positions to the structures of M.P.P. (Problematic Portfolio Monitoring) and, consequently, to U.G.C.;
- to reduce paper forms, through the automatic gathering of the information;
- to have a complete, updated and shareable set of information among the operators;
- to conform and automate the decision-making process;
- to improve the control on worsened loans management.

Regarding Zivnostenska Banka, Unibanka, Pekao and Bulbank (New Europe Division) the management of Corporate problem loans is carried out by using a specific tool named Workout Evaluation Tool (W.E.T.). This tool allows:
- to collect automatically from the electronic loan approval system the data related to the defaulted customer and, basically, those data related to loans and guarantees existing at the event of default;
- to elaborate the best recovery strategy by using a specific tool of analysis helpful for the final decision;
- to manage the practices through:
  - the introduction of the information related to recovery process from the moment of classification until the closing of the practice, particularly those related to recoveries and expenses and the main events which have characterized dispute management;
  - Loss Given Default estimate, both at single credit line and customer level; for the entire duration of the dispute;
  - the production of an executive summary in order to propose possible deliberation to the competent Credit Committee.
- to save the main information at an aggregate level in a specific database;
- to produce a report related to the whole non performing portfolio.

In order to assess the appropriateness of write-downs, the positions are periodically reviewed in order to express a possible change related to the evolution of risk profile and to the active management set up.

The main elements considered for a correct evaluation of provisions are:
- patrimonial consistency of the customer and of the guarantors (net of possible burdens);
- patrimonial-economic-financial standing, present and perspective, of customer;
- type of existing loan and related Group and Banking Industry exposures, in particular self liquidating loans
- existence of a pay-back call, duly signed also by the guarantors and of its regular repayment;
- consistency and execution of the existing guarantees;
- collaterals (more often) or personal guarantees obtained voluntarily or acquired through judicial activities.

1.2.5 Management, measurement and control systems (HVB Group)

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk, and country risk.

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account when creating loan-loss provisions.
- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivative transactions involving interest rates, foreign currencies, equities/indices, or other futures or derivative transactions. It can be broken down into settlement and replacement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favorable market conditions following a default by the counterparty.
- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.
- Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The loan default risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradeable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB Group units involved in credit business must take organisational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are grouped together under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all business segments for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Group Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk at Group level.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a Group-wide strategy is established annually and compared over the course of the year with the actual situation.

Emphasis in 2005:

- Our credit risk strategy comprises both quality and quantity standards. In the course of 2005 we added new structural standards, including portfolio-based exposure limits and expected loss limits as well as concentration limits for individual customers, regions/countries and industries, to the existing quantitative limits such as risk-weighted assets and planned loan-loss provisions. These new standards were also implemented in our credit risk management activities.

- The processes which we developed and implemented in 2004 within "active credit portfolio management" proved their worth in 2005 as an integral component of our risk management.

Measurement methods

We use differentiated risk measurement instruments to assess our loan default risk:

- Rating analysis

  It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal credit analysis instruments.

  HVB Group has a wide range of rating and scoring processes tailored to the needs of the various business segments and customer groups. We continually optimize these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a loan.

  The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1-7 are set aside for performing loans and classes 8-10 for problem loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses.

  The rating and scoring processes are subject to ongoing monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required.

- Internal credit risk model

  To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a Group-wide basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

- Expected loss

  For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

  To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilisation at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

  A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions. The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

- Credit value-at-risk

  The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by risk capital as a safety cushion, taking portfolio effects into account.

- Scenario analysis

  The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB Group. The analysis includes multi-year forecasts of interest rate trends, economic growth, or unemployment, but also such events as extreme changes the price of oil or political crises. The results of these scenario evaluations are used to manage and limit loan default and country risk.

- Risk-based and market-oriented pricing

  To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation toward the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs (for expected and unexpected losses) while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

- Implementation of Basel II

  A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which we intend to implement. The related implications from Basel II are moving the regulatory viewpoint toward the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

In the context of Pillar 1, we continually improved the methods for risk assessment by using scoring and rating processes, particularly in the Germany segment, adjusting and streamlining the internal processes accordingly. In the area of validation and calibration, we defined and implemented Basel II compliant standard processes in 2005. Another aspect involved the implementation of the so-called loss database for risk parameterisation. In the year under review we also finalized to a large extent the so-called Basel II calculation engine. In addition, the corresponding database was developed, particularly for treasury products.

With regard to the requirements of Pillar 2 and Pillar 3 under to the Basel II regulations and the EU Directive, the divisions concerned carried out a comprehensive in-house audit. Essential aspects of Pillar 2 have already been implemented in our Bank. These include the treatment of concentration risk, stress-testing, and the calculation of the ability to bear risk.

The Bank's involvement in the QIS 4.0 quantitative impact study should also be considered. For this purpose we were able to use the operational risk systems and the Basel II calculation engine.

Measuring country risk

At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss ratios on the basis of macroeconomic factors. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB Group every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio model. The use of an internal portfolio model thus enables us even today to achieve important management effects anticipated through the Basel II requirements.

Risk Monitoring

Risk monitoring takes place at two different levels:

- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed by the Group.

At the corporate level, loan default risk concentrations with subsidiaries are limited by credit ratings together with a uniform methodology for all subsidiaries. For this purpose we use a Group-wide database encompassing all exposures to a given borrower within HVB Group worldwide. This ensures that information is regularly provided on concentrations of loan default risk and related limits.

We employ limit systems as a key element of our management and control of counterparty and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB Group facilities engaged in trading activities, except for the Bank Austria Creditanstalt Group, where limits are still monitored using separate systems. Each new trade is immediately entered and applied to the corresponding limit. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilisation and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

All credit risks are also monitored at portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk.

Another instrument for risk monitoring, particularly at portfolio level, is internal reporting. In accordance with the Minimum Requirements for Risk Management (MaRisk), the Management Board and Supervisory Board must receive a report on the credit portfolio on a quarterly basis. In addition to this MaRisk reporting, risk reports are produced with a special focus on specific divisions, products or industries.

Emphasis in 2005:
- The scoring and rating processes for private and business customers were refined and improved in 2005.
- The reporting system was further developed in 2005, and additional special-focus reports were added. A Pfandbrief limit system complying with the Pfandbrief Act was developed and implemented, and reporting on limit utilisation was established.

Reporting on concentration risk was further optimized in 2005 as a basis for defining and successfully implementing risk reduction measures if required.

1.2.6 Credit risk mitigation strategies (HVB Group)

Collateral management and evaluation

We accept following collateral and divide them into six collateral groups:
- Real property liens (especially registered land charge, mortgage, shipping mortgage)
- Pledges (especially account balance, securities, registration lien on aircraft)
- Collateral assignments (especially motor vehicle, spatial assignment)
- Assignments (especially life insurance, building savings agreement, accounts receivable from sales and services)
- Personal collateral (especially surety, guarantee, credit derivative) and
- Other collateral (especially letter of comfort, declaration of subordination, debenture)

The bank uses a proprietary developed web-based management system for entry, processing and monitoring of credit collateral. It can be accessed in all branches of the bank in- and outside Germany via intranet.

Across the entire group, the defined value for collateral is based on the liquidation principle in case of a default by a borrower. These factors are determined by credit risk management ("Marktfolge"). An exception to this rule is made for real property liens, which are valued in accordance with long-term market values.

The defined value is expressed as a percentage of the market or nominal value; these "haircuts" are regularly adjusted on the basis of the bank's recovery experience.

Factors determining the value of collateral include:
- The extent to which legal agreements are valid and enforceable
- The bank's ability to sell or take possession of the collateral in case of insolvency.

Uniform regulations for monitoring and managing collateral shall be stipulated in detail in special operating guidelines and standardised for the entire hvb-group, taking into account special circumstances that may exist in individual countries. This also includes the special tasks of credit risk management ("Marktfolge") as explicitly stipulated in the minimum requirements.

The review of certain types of collateral – see the above collateral groups – is to be conducted outside the front office. The value of collateral is generally to be assessed prior to granting any loan.

The creditworthiness assessment and the risk classification of the borrower determine the usage of collateral.

Credit derivatives

Credit Default Swaps (CDS) are insurances against credit defaults concluded as bilateral OTC-contracts. In case of a "credit event" the insurer ("protection seller") compensates the loss of the insurant ("protection buyer") by means of physical delivery (physical settlement, i.e. total compensation payment for delivery of the asset) or compensation in cash (cash settlement, i.e. compensation payment of the difference between carrying value and residual value of the receivables). During the maturity of the CDS the insurant pays a premium to the insurer. According to ISDA standard documentation bankruptcy, restructuring and failure to pay pass in general for credit events. The risk transfer and thus the hedge against the default risk of the borrower of the risk asset, holds consequently if the amount of the default payment is adequately specified and the methodology assessment for the reference asset is agreed on.

Credit default swaps for hedging purposes are executed either on single name basis or on baskets (indices, n-to-default-baskets etc.). Main counterparties are other European commercial and investment banks.

1.2.7 Impaired financial assets (HVB Group)

Procedures for managing and monitoring impaired financial assets

For the transfer of loans to impaired assets there are some specific rules which are partly automated e.g. by the early warning system or certain criteria like 90-days default or can be processed manually by the credit officer.

If a customer's rating falls to rating category 7, the customer is placed on HVB Group's internal credit watch list. In addition, customers are also placed on the watch list for other reasons, for instance, in the case of corporate customers, if a problem affects a whole industry, or, in the case of commercial customers, if a borrower covers operating losses with extraordinary income, or, in the case of private customers, if payments are made too late or credit lines are drawn to their maximum levels for extended periods.

A customer placed on the watch list becomes subject to detailed review and intense monitoring to enable HVB Group to develop a strategy for dealing with its exposure to the customer. Initially, the credit officer continues to administer the loan. If, within one year, there is no improvement or additional warning signs occur, a restructuring unit (Sanierungseinheit) is notified of the credit exposure and takes an active role in its handling. If there are signs that the credit exposure may result in a partial or total loss or if the loan is 90 days overdue, the borrower's rating is reduced to rating category 8 and responsibility for the credit exposure is transferred to the restructuring unit. Such transfer generally takes place before a loan loss allowance is made.

If HVB Group decides to cancel the loan and/or liquidate the collateral or if insolvency proceedings with respect to a customer are initiated, the restructuring unit transfers the responsibility for the loan to the workout unit, after providing a follow-up risk report. The workout unit will make attempts to recover the amounts outstanding on the loan, particularly by liquidating any collateral. The transfer of the loan to the workout unit results in a transfer to rating category 9 or 10. If a loan loss allowance is made the loan is transferred to rating category 10.

Special credit approval for restructuring/workout transactions are made by authorized members of the restructuring/workout unit which has approval competence for such loan. In the case of transactions up to € 25 million, the head of the restructuring unit responsible for the relevant transaction has approval authority. The division head of the restructuring unit has approval authority for all transactions between € 25 million and € 100 million. For all transactions over € 100 million, approval is required from the Group Credit Committee. When a loan has been restructured, the borrower's internal rating is increased and the loan is no longer handled by the restructuring or workout units. If it becomes a potential or actual problem loan once again, the monitoring and, if necessary, restructuring and workout units reassume the related responsibility for it.

Allowances for losses on loans and advances and for losses on guarantees and indemnities

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss allowances are reversed as soon as the loan default risk has ceased, or used if the receivable is classified as irrecoverable and derecognised.

The Bank makes general loan-loss allowances or sets aside provisions for loans to borrowers in countries exposed to acute transfer risk or guarantees with comparable risk. Country-specific risk allowances are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with cute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation. Latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been set aside are treated as consumption of general provisions.

A. CREDIT QUALITY

A.1 DOUBTFUL AND PERFORMING FINANCIAL INSTRUMENTS: AMOUNTS, WRITEDOWNS, CHANGES, ECONOMIC AND GEOGRAPHICAL DISTRIBUTION

A.1.1 BREAKDOWN OF FINANCIAL INSTRUMENTS BY PORTFOLIO AND CREDIT QUALITY (CARRYING VALUE)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL
1. Financial instruments held for trading	3,680	49,363	27,445	14,307	-	172,191,905	172,286,700
2. Available-for-sale financial instruments	955	-	-	-	-	27,887,511	27,888,466
3. Held-to-maturity financial instruments	-	-	-	-	-	11,897,967	11,897,967
4. Loans and receivables with banks	19,975	15,013	-	177,248	48,378	75,838,861	76,099,475
5. Loans and receivables with customers	6,860,246	8,941,916	419,697	1,932,385	46,058	408,352,546	426,552,848
6. Financial instruments designated at fair value	-	-	-	-	-	22,571,677	22,571,677
7. Financial instruments classified as held for sale	-	-	-	-	-	3,309,218	3,309,218
8. Hedging instruments	-	-	-	-	-	4,337,300	4,337,300
Total as of 31.12.2005	**6,884,856**	**9,006,292**	**447,142**	**2,123,940**	**94,436**	**726,386,985**	**744,943,651**

A.1.2 BREAKDOWN OF FINANCIAL INSTRUMENTS BY PORTFOLIO AND CREDIT QUALITY (GROSS AND NET VALUE)

	IMPAIRED ASSETS				OTHER ASSETS			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial instruments held for trading	94,795	-	-	94,795	X	X	172,191,905	172,286,700
2. Available-for-sale financial instruments	2,957	2,002	-	955	27,943,005	55,494	27,887,511	27,888,466
3. Held-to-maturity financial instruments	-	-	-	-	11,898,248	281	11,897,967	11,897,967
4. Loans and receivables with banks	395,905	175,491	8,178	212,236	75,931,580	44,341	75,887,239	76,099,475
5. Loans and receivables with customers	35,855,506	16,614,874	1,086,388	18,154,244	410,106,317	1,707,713	408,398,604	426,552,848
6. Financial instruments designated at fair value	-	-	-	-	X	X	22,571,677	22,571,677
7. Financial instruments classified as held for sale	-	-	-	-	3,309,218	-	3,309,218	3,309,218
8. Hedging instruments	-	-	-	-	X	X	4,337,300	4,337,300
Total	**36,349,163**	**16,792,367**	**1,094,566**	**18,462,230**	**529,188,368**	**1,807,829**	**726,481,421**	**744,943,651**

A.1.3 ON-BALANCE AND OFF-BALANCE SHEET EXPOSURE TO BANKS: GROSS AND NET VALUES				
EXPOSURE TYPE / VALUES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	116,715	94,911	1,829	19,975
b) Doubtful loans	83,261	66,544	1,704	15,013
c) Restructured exposure	-	-	-	-
d) Past due	195,929	14,036	4,645	177,248
e) Country risk	91,671	X	43,293	48,378
f) Other assets	138,192,545	X	56,391	138,136,154
Total (A)	**138,680,121**	**175,491**	**107,862**	**138,396,768**
B. OFF-BALANCE SHEET EXPOSURE				
a) Impaired	56,026	23	-	56,003
b) Other	29,130,059	X	1,431	29,128,628
Total (B)	**29,186,085**	**23**	**1,431**	**29,184,631**

Exposure booked to the balance sheet includes all classes of financial asset, whether held-for-trading, available-for-sale, held-to-maturity, loans and receivables, assets designated as measured at fair value or held-for-sale assets.

A.1.4 BALANCE-SHEET EXPOSURE TO BANKS: GROSS CHANGE IN IMPAIRED EXPOSURES SUBJECT TO "COUNTRY RISK"					
	31.12.2005				
DESCRIPTIONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE	COUNTRY RISK
A. Opening balance	**65,093**	**-**	**-**	**16,352**	**19,728**
Sold not derecognised	-	-	-	-	-
B. Increases	**83,801**	**83,826**	**-**	**182,852**	**89,182**
B.1 transfers from performing loans	44	4,539	-	-	-
B.2 Transfer form other impaired exposure	-	547	-	-	-
B.3 Other increases	83,757	78,740	-	182,852	89,182
C. Reductions	**32,179**	**565**	**-**	**3,275**	**17,239**
C.1 transfers to performing loans	-	-	-	-	-
C.2 Derecognised items	69	21	-	-	-
C.3 Recoveries	15,084	544	-	-	2,949
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfer to other impaired exposure	-	-	-	-	547
C.6 Other reductions	17,026	-	-	3,275	13,743
D. Closing balance	**116,715**	**83,261**	**-**	**195,929**	**91,671**
Sold not derecognised	-	-	-	-	-

A.1.5 BALANCE-SHEET EXPOSURE TO BANKS: CHANGE IN OVERALL IMPAIRMENTS

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE	COUNTRY RISK
A.1 Opening balance	**64,084**	**-**	**-**	**16,352**	**2,153**
Sold not derecognised	-	-	-	-	-
B. Increases	**64,785**	**68,358**	**-**	**5,607**	**45,898**
B.1 Writedowns	26	2,280	-	625	95
B.2 Transfers from other impaired exposure	-	109	-	-	-
B.3 Other increases	64,759	65,969	-	4,982	45,803
C. Reductions	**32,129**	**110**	**-**	**3,278**	**4,758**
C.1 Transfers to performing loans	1	-	-	-	471
C.2 Write-backs from recoveries	15,090	89	-	128	4,131
C.3 Write-offs	69	21	-	-	-
C.4 Transfers to other impaired exposure	-	-	-	-	109
C.5 Other reductions	16,969	-	-	3,150	47
D. Final gross writedowns	**96,740**	**68,248**	**-**	**18,681**	**43,293**
Sold not derecognised	-	-	-	-	-

A.1.6 ON-BALANCE AND OFF-BALANCE SHEET EXPOSURE TO CUSTOMERS: GROSS AND NET VALUES

EXPOSURE TYPE / VALUES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	17,107,881	9,200,457	1,046,223	6,861,201
b) Doubtful loans	15,704,770	6,747,575	15,279	8,941,916
c) Restructured exposure	491,510	71,813	-	419,697
d) Past due	2,554,302	597,031	24,886	1,932,385
e) Country risk	65,673	X	19,615	46,058
f) Other assets	512,776,560	X	1,688,530	511,088,030
Total (A)	**548,700,696**	**16,616,876**	**2,794,533**	**529,289,287**
B. OFF BALANCE SHEET EXPOSURES				
a) Impaired	380,341	13,577	-	366,764
b) Other	186,291,727	X	15,520	186,276,207
Total (B)	**186,672,068**	**13,577**	**15,520**	**186,642,971**

Exposure booked to the balance sheet includes all classes of financial asset, whether held-for-trading, available-for-sale, held-to-maturity, loans and receivables, assets designated as measured at fair value or held-for-sale assets.

A.1.7 BALANCE-SHEET EXPOSURE TO CUSTOMERS: GROSS CHANGE IN IMPAIRED EXPOSURE SUBJECT TO COUNTRY RISK

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE	COUNTRY RISK
A. Opening balance - gross exposure	**6,586,017**	**2,484,325**	**266,751**	**-**	**29,103**
Sold not derecognised	-	-	-	-	-
B. Increases	**12,969,346**	**16,110,804**	**617,140**	**3,797,713**	**52,822**
B.1 Transfers from performing loans	315,924	1,875,510	36,077	2,054,095	11,244
B.2 Transfers from other impaired exposures	1,503,479	272,687	30,484	26,582	207
B.3 Other increases	11,149,943	13,962,607	550,579	1,717,036	41,371
C. Reductions	**2,447,482**	**2,890,359**	**392,381**	**1,243,411**	**16,252**
C.1 Transfers to performing loans	78,052	292,605	74,413	742,397	3,150
C.2 Derecognised items	816,467	29,742	10,894	-	277
C.3 Recoveries	646,804	825,481	183,579	215,802	8,846
C.4 Sales proceeds	200,513	3,924	1,290	-	-
C.5 Transfers to other impaired exposures	64,563	1,446,377	45,680	276,438	381
C.6 Other reductions	641,083	292,230	76,525	8,774	3,598
D. Closing balance gross exposure	**17,107,881**	**15,704,770**	**491,510**	**2,554,302**	**65,673**
Sold not derecognised	*2,452*	-	-	*931*	-

A.1.8 BALANCE-SHEET EXPOSURE TO CUSTOMERS: CHANGES IN OVERALL IMPAIRMENT

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE	COUNTRY RISK
A. Opening gross writedowns	**3,992,606**	**485,106**	**88,643**	**-**	**7,243**
Sold not derecognised	-	-	-	-	-
B. Increases	**7,937,878**	**6,870,244**	**89,759**	**622,335**	**15,800**
B.1 Writedowns	1,228,680	565,108	49,573	35,647	3,703
B.2 Transfers from other impaired exposure	276,331	10,477	6,761	69	-
B.3 Other increases	6,432,867	6,294,659	33,425	586,619	12,097
C. Reductions	**1,683,807**	**592,496**	**106,589**	**418**	**3,428**
C.1 Transfers to performing loans	197,426	168,975	79,603	224	879
C.2 Write-backs from recoveries	369,862	89,461	6,694	11	2,119
C.3 Write-offs	816,467	29,742	10,894	-	277
C.4 Transfers to other impaired exposure	9,519	277,675	7,426	47	9
C.5 Other reductions	290,533	26,643	1,972	136	144
D. Closing gross writedowns	**10,246,680**	**6,762,854**	**71,813**	**621,917**	**19,615**
Sold not derecognised	*29*	-	-	*105*	-

A.3 DISTRIBUTION OF SECURED LOANS FOR TYPE OF GUARANTEE

A.3 SECURED LOANS TO CUSTOMERS

SECURED LOANS TO CUSTOMERS	31.12.2005
a) mortgage loans	**154,205,429**
b) charges over:	**19,793,379**
1. cash deposits	2,659,007
2. securities	8,329,065
3. other assets	8,805,307
c) guarantees provided by:	**61,357,959**
1. Governments	3,608,373
2. other public entities	342,114
3. banks	3,445,794
4. other entities	53,961,678
Total	**235,356,767**

B. DISTRIBUTION AND CONCENTRATION OF LOANS

B.1 DISTRIBUTION OF LOANS AND GUARANTEES GIVEN TO CUSTOMERS BY MAIN BUSINESS SECTOR

	31.12.2005	
	LOANS	GUARANTEES GIVEN
a) Governments	41,995,936	388,757
b) Other public entities	34,790,199	177,568
c) Financial companies	17,265,649	8,913,240
d) Insurance companies	1,332,001	2,116,860
e) Non-financial companies	151,690,089	33,661,999
- non-financial companies	*145,644,031*	*33,520,746*
- family firms	*6,046,058*	*141,253*
f) Other borrowers	149,135,479	2,133,947
Total	**396,209,353**	**47,392,371**

B.2 DISTRIBUTION OF LOANS TO NON-FINANCIAL COMPANIES AND FAMILY FIRMS BY SECTOR

ECONOMIC SECTORS	31.12.2005
Other services to be sold	58,174,251
Trade, recovery and repairing services	22,328,277
Building industry and public works	9,347,676
Energy products	7,721,828
Food and drink products and tobacco based products	4,807,885
Other	49,310,172
Total	**151,690,089**

B.3 - B.4 GEOGRAPHICAL DISTRIBUTION OF LOANS AND GUARANTEES AND COMMITMENTS

	31.12.2005			
	CUSTOMERS		BANKS	
GEOGRAPHIC AREAS / EXPOSURES	LOANS	GUARANTEES GIVEN	LOANS	GUARANTEES GIVEN
Italy	127,409,440	10,576,292	8,409,877	384,835
Other European countries	247,998,964	31,772,537	70,542,470	6,265,366
America	6,968,049	4,502,605	1,431,158	1,094,863
Asia	4,000,621	291,691	3,642,281	73,038
Rest of the world	9,832,279	249,246	9,457,351	637,167
Total	**396,209,353**	**47,392,371**	**93,483,137**	**8,455,269**

B.5 LARGE EXPOSURES

GROSS EXPOSURE	31.12.2005
a) Amount	-
b) Number	-

C. SECURITISATION AND SALE TRANSACTIONS

C.1 SECURITISATION TRANSACTIONS

Qualitative information

In 2005 the Group carried out five transactions:

UniCredit Banca S.p.A.	- Cordusio RMBS
Locat S.p.A.	- Locat Securitisation Vehicle 3
HVB AG	- Provide-A-2005-1
	- Geldilux-TS-2005-1
BACA AG	- Success-2005 B.V.

All peculiarities are broken-down on the following charts, which illustrate also operations of previous accounting periods.

ORIGINATOR LOCAT S.P.A.		
STRATEGIES, PROCESSES AND GOALS:	The main motivations of transactions are: improvements of asset allocation, diversification of funding sources and improvements of Regulatory Ratios.	
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is illustrated in the form of monthly and quarterly reports (as provided for by contracts) with a breakdown of loan Status and Trend of collections.	
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO GENERAL MANAGEMENT:	Locat set up a Coordination Structure in the Accounting Manager Department. Locat's General Management is provided with a report including a breakdown of collections and a status of loans.	
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS for fair value hedge and a Basis Swap for Cash flow hedge (and related back-to-backs between Originator and Swap Counterpart).	The Special Purpose Vehicle bought an IRS for fair value hedge and a Basis Swap for Cash flow hedge (and related back-to-backs between Originator and Swap Counterpart).

ORIGINATOR LOCAT S.P.A.				
NAME:	**LOCAT SECURITISATION VEHICLE 3 S.R.L.**		**LOCAT SECURITISATION VEHICLE 2 S.R.L.**	
Type of securitisation:	Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat Securitisation Vehicle 3 S.r.l.		Locat Securitisation Vehicle 2 S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.		UniCredit Banca Mobiliare S.p.A.	
Goals:	Capital Relief / Funding		Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate		Leasing loans bearing car, capital goods and real estate	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	€2,000,000,136		€2,525,254,058	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	Revolving		Revolving	
Amount of C.D.S. or other Super Senior Risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	IT0003951107	IT0003951115	IT0003733083	IT0003733091
- Type of Security	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A	B
- Rating *	AAA/Aaa	AAA/Aaa	AAA/Aaa	A/A2
- Quotation	Dublin	Dublin	Dublin	Dublin
- Issue Date	18/11/2005	18/11/2005	18/10/2004	18/10/2004
- Legal Maturity	Dec-26	Dec-26	Dec-24	Dec-24
- Call option	Clean-up call		Clean-up call	
- Rate	3m Euribor + 7 b.p.	3m Euribor + 15 b.p.	3m Euribor + 18 b.p.	3m Euribor + 55 b.p.
- Subordinated Level	-	-	-	Sub. B
- Issued Nominal Value	€451,000,000	€1,349,000,000	€2,374,000,000	€126,000,000
- Security Subscribers	Institutional Investors		Institutional Investors	
- ISIN	IT0003951123	IT0003951131	-	
- Type of Security	Mezzanine	Mezzanine	D.P.P.	
- Class	B	C	-	
- Rating *	A/A2	BBB/Baa2	-	
- Quotation	Dublin	Dublin	-	
- Issue Date	18/11/2005	18/11/2005	18/10/2004	
- Legal Maturity	Dec-26	Dec-26	Dec-24	
- Call option	Clean-up call		Clean-up call	
- Rate	3m Euribor + 39 b.p.	3m Euribor + 61 b.p.	3m Euribor + 50 b.p.	
- Subordinated Level	Sub. A1, A2	Sub A1, A2, B	Equity	

ORIGINATOR LOCAT S.P.A.				
NAME:	**LOCAT SECURITISATION VEHICLE 3 S.R.L.**		**LOCAT SECURITISATION VEHICLE 2 S.R.L.**	
- Issued Nominal Value	€160,000,000	€33,000,000	€25,254,058	
- Security Subscribers	Institutional Investors		retained risk	
- ISIN	IT0003951149			
- Type of Security	Junior			
- Class	D			
- Rating *	-			
- Quotation	-			
- Issue Date	18/11/2005			
- Legal Maturity	Dec-26			
- Call option	Clean-up call			
- Rate	3m Euribor + 200 b.p.			
- Subordinated Level	Equity			
- Issued Nominal Value	€7,000,136			
- Security Subscribers	Locat S.p.A.			
* Rating Agencies	Standard & Poor's / Moody's		Standard & Poor's / Moody's	
Distribution of securitised assets by area:				
Italy - Northwest	€656,960,269			
- Northeast	€790,431,655			
- Central	€390,114,896			
- South and Islands	€162,493,316			
Other European Countries - EU countries	-			
- non-EU countries	-			
America	-			
Rest of the world	-			
TOTAL	**€2,000,000,136**			
Distribution of securitised assets by business sector of the borrower:				
Governments	-			
Other government agencies	-			
Banks	€19,001			
Financial Companies	€7,302,903			
Insurance companies	€13,154			
Non-financial companies	€1,797,467,937			
other entities	€195,197,141			
TOTAL	**€2,000,000,136**			

ORIGINATOR LOCAT S.P.A.		
STRATEGIES, PROCESSES AND GOALS:	The main motivations of transactions are: improvements of asset allocation, diversification of funding sources and improvements of Regulatory Ratios.	
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is illustrated in the form of monthly and quarterly reports (as provided for by contracts) with a breakdown of loan Status and Trend of collections.	
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO GENERAL MANAGEMENT:	Locat set up a Coordination Structure in the Accounting Manager Department. Locat's General Management is provided with a report including a breakdown of collections and a status of loans.	
HEDGING POLICIES:	Special Purpose Vehicle bought two IRS for fair value hedge and two Basis Swap for Cash flow hedge (and related back to back between Originator and Swap Counterparties).	-

NAME:	LOCAT SECURITISATION VEHICLE S.R.L.	ABSOLUTE FUNDING S.R.L.
Type of securitisation:	Traditional	Traditional
Originator:	Locat S.p.A.	Locat S.p.A.
Issuer:	Locat Securitisation Vehicle S.r.l.	Absolute Funding S.r.l.
Servicer:	Locat S.p.A.	Locat S.p.A.
Arranger:	UniCredit Banca Mobiliare S.p.A., BNP Paribas, Finanziaria Internazionale S.p.A.	UniCredit Banca Mobiliare S.p.A.
Goals:	Capital Relief / Funding	Funding
Type of asset:	Leasing loans bearing car, capital goods and real estate	Leasing loans bearing car, capital goods and real estate
Quality of asset:	performing	performing
Nominal Value of disposal portfolio:	€1,707,105,053	€549,002,986
Guarantees issued by the Bank:	-	-
Guarantees issued by Third Parties:	-	-
Bank Lines of Credit:	-	-
Third-Party Lines of Credit:	-	-
Other Credit Enhancements:	-	-
Other relevant information:	Revolving	Revolving - matured June 05
Amount of C.D.S. or other Super Senior Risk transferred:	-	-

NAME:	LOCAT SECURITISATION VEHICLE S.R.L.		ABSOLUTE FUNDING S.R.L.	
Amount and Conditions of tranching:				
- ISIN	IT0003188304	IT0003188312	IT0003125470	-
- Type of Security	Senior	Senior	Senior	D.P.P. not subordinated
- Class	A1	A2	A	-
- Rating *	AAA/Aaa	AAA/Aaa	AAA	(AAA)
- Quotation	Luxembourg	Luxembourg	-	-
- Issue Date	12/12/2001	12/12/2001	25/05/2001	-
- Legal Maturity	Jun-17	Jun-17	15/06/2015	-
- Call option	Call matured	Call - March 07	Clean-up call	
- Rate	3m Euribor + 27 b.p.	3m Euribor + 37 b.p.	EIB Rate + 5 b.p.	EIB Rate + 30 b.p.
- Subordinated Level	-	-	-	Pari passu Class A
- Issued Nominal Value	€800,000,000	€800,000,000	€400,000,000	€96,700,000
- Security Subscribers	Institutional Investors		European Investment Bank (EIB)	
- ISIN	IT0003188320	IT0003188338	-	
- Type of Security	Mezzanine	Mezzanine	D.P.P.	
- Class	B1	B2	-	
- Rating *	A/A2	A/A2	-	
- Quotation	Luxembourg	Luxembourg	-	
- Issue Date	12/12/2001	12/12/2001	25/05/2001	
- Legal Maturity	Jun-17	Jun-17	15/06/2015	
- Call option	Call matured	Call - March 07	Clean-up call	
- Rate	3m Euribor + 60 b.p.	3m Euribor + 85 b.p.	-	
- Subordinated Level	Sub. A1, A2	Sub. A1, A2	Equity	
- Issued Nominal Value	€44,000,000	€44,000,000	€52,302,896	
- Security Subscribers	Institutional investors		Retained risk	
- ISIN	IT0003188346	-		
- Type of Security	Junior	D.P.P.		
- Class	C	-		
- Rating *	-	-		
- Quotation	-	-		
- Issue Date	12/12/2001	12/12/2001		
- Legal Maturity	Jun-17	Jun-17		
- Call option	Call - March 07	Clean-up call		
- Rate	3m Euribor + 200 b.p.	3m Euribor + 20 b.p.		
- Subordinated Level	Equity	Equity		
- Issued Nominal Value	€3,400,000	€15,705,053		
- Security Subscribers	Locat S.p.A.	Retained risk		
* Rating Agencies	Standard & Poor's / Moody's		Fitch Rating Ltd	

ORIGINATOR UNICREDIT BANCA S.P.A.	
STRATEGIES, PROCESSES AND GOALS:	The main motivation of Strategic Instructions of Bank are competitive rate funding and for big loans the development of long-term outstanding loans, with a structural action on these for Capital Relief for new investments. The main benefits are: - improvements of mismatching maturities; - diversification of funding sources; - benefits for Capital Relief (according to present law); - widening of investor base with improvement of collecting costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting and collecting matters are monitored on an ongoing basis with regards to Servicer Activity of UCB with the help of other companies of Group (specially for collecting impared loans UGC, that is Subsidiary Servicer as provided for by a specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO GENERAL MANAGEMENT:	UCB set up a Coordination Structure in the Accounting Manager Department which organizes, with help of Specific Executives, all accounting, collecting and loan matters. It also draws up quarterly reports, provided for contracts to SPV and transactions counterparties.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS for fair value hedge and a Basis Swap for Cash flow hedge (and related back-to-backs between Originator and Counterpart).

NAME:	**CORDUSIO RMBS**
Type of securitisation:	Traditional
Originator:	UniCredit Banca S.p.A.
Issuer:	Cordusio RMBS S.r.l.
Servicer:	UniCredit Banca S.p.A.
Arranger:	Euro Capital Structures Ltd.
Goals:	Capital Relief / Funding / mismatching maturity
Type of asset:	Private Mortgage Loans
Quality of asset:	performing
Nominal Value of disposal portfolio:	€2,990,089,151
Guarantees issued by the Bank:	-
Guarantees issued by Third Parties:	-
Bank Lines of Credit:	-
Third-Party Lines of Credit:	-
Other Credit Enhancements:	-
Other relevant information:	UniCredit Banca SpA granted to the SPV a restricted loan of €6,127 million redeemed at the end of accounting period for €3 million.
Amount of C.D.S. or other Super Senior Risk transferred:	-

NAME:	CORDUSIO RMBS	
Amount and Conditions of tranching:		
- ISIN	IT0003844930	IT0003844948
- Type of Security	Senior	Senior
- Class	A1	A2
- Rating *	AAA/Aaa/AAA	AAA/Aaa/AAA
- Quotation	Dublin	Dublin
- Issue Date	06/05/2005	06/05/2005
- Legal Maturity	30/06/2033	30/06/2033
- Call option	Clean-up Call	Clean-up Call
- Rate	3m Euribor + 6 b.p.	3m Euribor + 12 b.p.
- Subordinated Level	-	Sub A1
- Issued Nominal Value	€750,000,000	€2,060,000,000
- Security Subscribers	Institutional investors	Institutional investors
- ISIN	IT0003844955	IT0003844963
- Type of Security	Mezzanine	Mezzanine
- Class	B	C
- Rating *	AA/Aa1/AA+	BBB/Baa1/BBB
- Quotation	Dublin	Dublin
- Issue Date	06/05/2005	06/05/2005
- Legal Maturity	30/06/2033	30/06/2033
- Call option	Clean-up Call	Clean-up Call
- Rate	3m Euribor + 18 b.p.	3m Euribor + 48 b.p.
- Subordinated Level	Sub A1, A2	Sub A1, A2, B
- Issued Nominal Value	€52,000,000	€119,200,000
- Security Subscribers	Institutional investors	Institutional investors
- ISIN	IT0003844971	
- Type of Security	Junior	
- Class	D	
- Rating *	-	
- Quotation	-	
- Issue Date	06/05/2005	
- Legal Maturity	30/06/2033	
- Call option	Clean-up Call	
- Rate	3m Euribor + 200 b.p.	
- Subordinated Level	Sub A1, A2, B, C	
- Issued Nominal Value	€8,889,150	
- Security Subscribers	UniCredit Banca S.p.A.	
* Rating Agencies	Fitch Rating Ltd /Moody's /Standard & Poor's	
Distribution of securitised assets by area:		
Italy - Northwest	€1,037,859,755	
- Northeast	€598,684,981	
- Central	€695,868,942	
- South and Islands	€657,675,473	
Other European Countries - EU countries	-	
- non-EU countries	-	
America	-	
Rest of the world	-	
TOTAL	**€2,990,089,151**	

NAME:	CORDUSIO RMBS
Distribution of securitised assets by business sector of the borrower:	
Governments	-
Other government agencies	-
Banks	-
Financial Companies	-
Insurance companies	-
Non-financial companies	-
Other entities	€2,990,089,151
TOTAL	**€2,990,089,151**

ORIGINATOR UNICREDIT BANCA D'IMPRESA S.P.A. - EX CARIVERONA S.P.A. AND EX MEDIOVENEZIE S.P.A.		
STRATEGIES, PROCESSES AND GOALS:	The main motivations of transactions are: improvements of asset allocation, diversification of funding sources and improvements of Regulatory Ratios.	The main motivations are: - improvements of Quality of Assets (with disposal of non-performing loans); - improvements of collecting loans and capital allocation; - development of the UGC role as servicer of non performing loans.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is illustrated in the form of monthly and quarterly reports (as provided for by contracts) with a breakdown of loan Status and Trend of collections.	Asset portfolio is monitored on an ongoing basis with a quarterly report to the Servicer, with a breakdown of status and collecting of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO GENERAL MANAGEMENT:	The Board of Bank is provided with a report including a breakdown of collections and a status of loans.	Collection of loans are monitored with reports to Servicer's Board which sends these to the Board of UBI.
HEDGING POLICIES:	Consortium of transactions guarantee the capital amount related to junior securities. The Special Purpose Vehicle buys a Basis Swap for Cash Flow Hedge.	The SPV buys an Interest Rate Cap (strike 5%), to hedge rate risk on A, B, C and D class securities.

NAME	PMI DUE		PMI UNO		QUERCIA FUNDING	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	UniCredit Banca d'Impresa S.p.A.		UniCredit Banca d'Impresa S.p.A.		Cariverona (now UniCredito Italiano SpA) and Mediovenezie (now UGC Banca SpA)	
Issuer:	PMI Due Finance S.r.L.		PMI Uno Finance S.r.L.		Quercia Funding S.r.L.	
Servicer:	UGC Banca S.p.A.		UGC Banca S.p.A.		UGC Banca S.p.A.	
Arranger:	Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.		Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.		Euro Capital Structure Ltd Dublin, Lehman Brothers International (Europe)	
Goals:	Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturities		Capital Relief	
Type of asset:	Mortgage medium term loans with Eurofidi Consortium guarantee		Mortgage medium term loans with Eurofidi and Neafidi Consortium guarantee		Mortgage and unsecured loans	
Quality of asset:	performing		performing		non-performing	
Nominal Value of disposal portfolio:	€307,305,000		€231,827,000		€253,282,272	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	3.5 % Consortium Eurofidi		3% Consortiums Neafidi and Confidi		-	
Bank Lines of Credit:	-		-		Loan to bear € 100,000 costs and Loan to bear € 4,000,000 interests on mezzanine securities, now charged by UBI.	
Third-Party Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	-		-		-	
Amount of C.D.S. or other Super Senior Risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0003766109	IT0003766117	IT0003635414	IT0003653422	XS0139937188	XS0140094003
- Type of Security	Senior	Mezzanine	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B	A	B
- Rating *	AAA/Aaa/AAA	AA/Aa2/AA	AAA/Aaa	AA/Aa2	AAA/AAA	A/A
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg	Luxembourg	-
- Issue Date	16/12/2004	16/12/2004	15/04/2004	15/04/2004	14/12/2001	14/12/2001
- Legal Maturity	20/10/2013	20/10/2013	20/07/2012	20/07/2012	14/12/2015	14/12/2015
- Call option	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call
- Rate	3m Euribor + 16 b.p.	3m Euribor + 24 b.p.	3m Euribor + 30 b.p.	3m Euribor + 50 b.p.	6m Euribor + 52 b.p.	6m Euribor + 110 b.p.
- Subordinated Level	-	Sub. A	-	Sub. A	-	Sub. A
- Issued Nominal Value	€271,000,000	€10,700,000	€198,900,000	€10,700,000	€111,700,000	€39,500,000
- Security Subscribers	Institutional investors		Institutional investors		Institutional investors	UniCredit Ireland Plc (ex Cariverona Ireland Plc)

NAME	PMI DUE		PMI UNO		QUERCIA FUNDING	
- ISIN	IT0003766125	IT0003766133	IT0003653430	IT0003653463	XS0140095158	XS0140095406
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D	C	D
- Rating *	BBB/Baa2/BBB	BB/Ba3/BB	BBB/Baa2	BB/Ba3	AA/AAA	A/AAA
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg	-	-
- Issue Date	16/12/2004	16/12/2004	15/04/2004	15/04/2004	14/12/2001	14/12/2001
- Legal Maturity	20/10/2015	20/10/2015	20/07/2014	20/07/2014	14/12/2015	14/12/2015
- Call option	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call	Clean-up Call
- Rate	3m Euribor + 75 b.p.	3m Euribor + 250 b.p.	3m Euribor + 130 b.p.	3m Euribor + 450 b.p.	6m Euribor + 225 b.p.	6m Euribor + 600 b.p.
- Subordinated Level	Sub. A, B	Sub. A, B, C	Sub. A, B	Sub. A, B, C	Sub. A, B	Sub. A, B, C
- Issued Nominal Value	€11,400,000	€6,200,000	€8,300,000	€4,900,000	€26,000,000	€19,400,000
- Security Subscribers	Institutional investors		Institutional investors	UniCredit Banca d'Impresa SpA	UniCredit Ireland Plc (ex Cariverona Ireland Plc)	
- ISIN	IT0003766141		IT0003653471		IT0003382451	
- Type of Security	Junior		Junior		Junior	
- Class	E		E		E	
- Rating *	-		-		-	
- Quotation	-		-		-	
- Issue Date	16/12/2004		15/04/2004		14/12/2001	
- Legal Maturity	20/10/2015		20/07/2014		14/12/2015	
- Call option	Clean-up Call		Clean-up Call		Clean-up Call	
- Rate	-		-		Variable Redemption Yield	
- Subordinated Level	Equity		Equity		Equity	
- Issued Nominal Value	€11,705,000		€9,027,000		€20,752,372	
- Security Subscribers	UniCredit Banca d'Impresa SpA		UniCredit Banca d'Impresa SpA		UniCredit Banca d'Impresa SpA (ex Cariverona SpA)	
* Rating Agencies	Fitch Rating Ltd / Moody's / Standard & Poor's		Fitch Rating Ltd / Moody's		Fitch Rating Ltd / Standard & poor's	

ORIGINATOR GROUP HVB	
STRATEGIES, PROCESSES AND GOALS:	The main motivation for the Bank's securitisation programs is the Capital relief and Funding for True Sale Transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored by our servicing department on an ongoing basis and it is illustrated in the form of a quarterly report (investor report), which provides a breakdown of the status of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO GENERAL MANAGEMENT:	The board members get a quarterly report about the status of the transaction (e.g. transaction volume, reduction in risk weighted assets). Also in the annual / interim report information about the bank own ABS transactions can be found.
HEDGING POLICIES:	-

NAME:	PROVIDE-A 2005-1		SUCCESS 2005	
Type of securitisation:	Synthetic		Traditional	
Originator:	HVB AG		BACA Leasing	
Issuer:	Provide-A 2005-1 plc (Ireland)		Success 2005 B.V.	
Servicer:	HVB AG		BACA Leasing	
Arranger:	HVB AG		HVB AG	
Goals:	Capital Relief		Capital Relief / Funding	
Type of asset:	Private Mortgage Loans		Leasing Assets	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	€4,778,419,283		€424,600,000	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	KfW Bank		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		replenishing	
Amount of C.D.S. or other Super Senior Risk transferred:	€4,273,519,283		-	
Amount and Conditions of tranching:				
- ISIN	DE000A0GJ2T4	DE000A0GJ2U2	XS0230700493	XS0230700816
- Type of Security	Senior	Senior	Senior	Mezzanine
- Class	A+	A	A	B
- Rating *	Aaa/AAA	Aaa/AAA	Aaa/AAA	A2/A
- Quotation	Dublin	Dublin	Amsterdam	Amsterdam
- Issue Date	15/12/2005	15/12/2005	17/10/2005	17/10/2005

NAME:	PROVIDE-A 2005-1		SUCCESS 2005	
- Legal Maturity	25/08/2048	25/08/2048	15/07/2015	15/07/2015
- Call option	Time Call, Clean-up Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 19 bp	3m Euribor + 19 bp	Euribor + 12 bp	Euribor + 23 bp
- Subordinated Level	-	Sub A+	-	Sub A
- Issued Nominal Value	€500,000	€239,000,000	€390,600,000	€8,500,000
- Security Subscribers	Institutional investors		Inst. Investors/retained by HVB (51,6M)	Institutional investors
- ISIN	DE000A0GJ2V0	DE000A0GJ2W8	XS023071202	XS0230701467
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	C	D
- Rating *	Aa2/AA	A1/A	Baa2/BBB	Ba2/BB
- Quotation	Dublin	Dublin	Amsterdam	Amsterdam
- Issue Date	15/12/2005	15/12/2005	17/10/2005	17/10/2005
- Legal Maturity	25/08/2048	25/08/2048	15/07/2015	15/07/2015
- Call option	Time Call, Clean-up Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 33 bp	3m Euribor + 62 bp	Euribor + 44 bp	Euribor + 300 bp
- Subordinated Level	Sub A+, A	Sub A+, A, B	Sub A, B	Sub A, B, C
- Issued Nominal Value	€88,400,000	€66,900,000	€8,500,000	€8,500,000
- Security Subscribers	Institutional investors		Institutional investors	retained byBACA Leasing
- ISIN	DE000A0GJ2X6	DE000A0GJ2Y4	XS0230701897	
- Type of Security	Mezzanine	Mezzanine	Junior	
- Class	D	E	Liquidity Note	
- Rating *	Baa2/BBB	Ba2/BB	privately rated	
- Quotation	Dublin	Dublin	-	
- Issue Date	15/12/2005	15/12/2005	17/10/2005	
- Legal Maturity	25/08/2048	25/08/2048	15/07/2015	
- Call option	Time Call, Clean-up Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 100 bp	3m Euribor + 250 bp	Euribor + 300 bp	
- Subordinated Level	Sub A+, A, B, C	Sub A+, A, B, C, D	Sub A, B, C, D	
- Issued Nominal Value	€47,800,000	€26,300,000	€8,500,000	
- Security Subscribers	Inst. Investors (27,3M) / retained by HVB (20,5M)	Institutional investors	Retained by BACA Leasing	
- ISIN	DE000A0GJ2Z1			
- Type of Security	Junior			
- Class	F			
- Rating *	n.r.			
- Quotation	Dublin			
- Issue Date	15/12/2005			
- Legal Maturity	25/08/2048			
- Call option	Time Call, Clean-up Call			
- Rate	3m Euribor + 1300 bp			
- Subordinated Level	Sub A+, A, B, C, D, E			
- Issued Nominal Value	€36,000,000			
- Security Subscribers	Institutional investors			
* Rating Agencies	Moody's/Fitch		Moody's/Fitch	

NAME:	PROVIDE-A 2005-1	SUCCESS 2005
Distribution of securitised assets by area:		
Italy - Northwest	-	-
- Northeast	-	-
- Central	-	-
- South and Islands	-	-
Other European Countries - EU countries	€4,778,419,283	€424,600,000
- non-EU countries	-	-
America	-	-
Rest of the world	-	-
TOTAL	**€4,778,419,283**	**€424,600,000**
Distribution of securitised assets by business sector of the borrower: Governments	-	-
Other government agencies	-	-
Banks	-	-
Financial Companies	-	-
Insurance companies	-	-
Non-financial companies	-	-
Other entities	€4,778,419,283	€424,600,000
TOTAL	**€4,778,419,283**	**€424,600,000**

ORIGINATOR HVB GROUP

NAME:	GELDILUX-TS-2005			
Type of securitisation:	Traditional			
Originator:	HVB AG			
Issuer:	Geldilux-TS-2005 S.A. (Luxembourg)			
Servicer:	HVB AG / HVB LUX			
Arranger:	HVB AG			
Goals:	Capital Relief/Funding			
Type of asset:	Euro Loans			
Quality of asset:	performing			
Nominal Value of disposal portfolio:	€5,513,750,000			
Guarantees issued by the Bank:	-			
Guarantees issued by Third Parties:	-			
Bank Lines of Credit:	-			
Third-Party Lines of Credit:	-			

NAME:	**GELDILUX-TS-2005**			
Other Credit Enhancements:	-			
Other relevant information:	replenishing			
Amount of C.D.S. or other Super Senior Risk transferred:	-			
Amount and Conditions of tranching:	Series 1		Series 2	
- ISIN	XS0221114696	XS0221115743	XS0221120156	XS0221120826
- Type of Security	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B
- Rating *	Aaa/AAA	A1/A	Aaa/AAA	A1/A
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/06/2005	17/06/2005	17/06/2005	17/06/2005
- Legal Maturity	10/12/2012	10/12/2012	10/12/2012	10/12/2012
- Call option	Clean-up Call		Clean-up Call	
- Rate	3m Euribor + 14 bp	3m Euribor + 24 bp	3m Euribor + 15 bp	3m Euribor + 26 bp
- Subordinated Level	-	Sub A	-	Sub A
- Issued Nominal Value	€2,101,000,000	€36,300,000	€1,241,500,000	€21,450,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	XS0221116634	XS0221116980	XS022121477	XS0221121980
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D
- Rating *	Baa2/BBB	Ba2/BB	Baa2/BBB	Ba2/BB
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/06/2005	17/06/2005	17/06/2005	17/06/2005
- Legal Maturity	10/12/2012	10/12/2012	10/12/2012	10/12/2012
- Call option	Clean-up Call		Clean-up Call	
- Rate	3m Euribor + 57 bp	3m Euribor + 170 bp	3m Euribor + 58 bp	3m Euribor + 240 bp
- Subordinated Level	Sub A, B	Sub A, B, C	Sub A, B	Sub A, B, C
- Issued Nominal Value	€25,300,000	€11,000,000	€14,950,000	€6,500,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	XS0221117442	XS0221118093	XS0221122442	XS0221123176
- Type of Security	Junior	Junior	Junior	Junior
- Class	E	F	E	F
- Rating *	B2/B	n.r.	B2/B	n.r.
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/06/2005	17/06/2005	17/06/2005	17/06/2005
- Legal Maturity	10/12/2012	10/12/2012	10/12/2012	10/12/2012
- Call option	Clean-up Call		Clean-up Call	
- Rate	3m Euribor + 600 bp	3m Euribor + 1100 bp	3m Euribor + 650 bp	3m Euribor + 1200 bp
- Subordinated Level	Sub A, B, C, D	Sub A, B, C, D, E	Sub A, B, C, D	Sub A, B, C, D, E
- Issued Nominal Value	€4,400,000	€22,000,000	€2,600,000	€13,000,000
- Security Subscribers	retained by HVB Lux		retained by HVB Lux	
	Series 3			
- ISIN	XS0221125114	XS0221132086	XS0221126195	XS0221127326
- Type of Security	Senior	Senior	Mezzanine	Mezzanine

NAME:	GELDILUX-TS-2005			
- Class	A	Liquidity Note	B	C
- Rating *	Aaa/AAA	Aaa/AAA	A1/A	Baa2/BBB
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/06/2005	17/06/2005	17/06/2005	17/06/2005
- Legal Maturity	10/12/2012	10/12/2012	10/12/2012	10/12/2012
- Call option	Clean-up Call		Clean-up Call	
- Rate	3m Euribor + 17 bp	-	3m Euribor + 28 bp	3m Euribor + 60 bp
- Subordinated Level	-	-	Sub A	Sub A , B
- Issued Nominal Value	€1,910,000,000	€13,750,000	€33,000,000	€23,000,000
- Security Subscribers	Inst. Investors /retained by HVB (61M)	retained by HVB Lux.	Institutional investors	
- ISIN	XS0221127912	XS0221128647	XS0221129702	
- Type of Security	Mezzanine	Junior	Junior	
- Class	D	E	F	
- Rating *	Ba2/BB	B2/B	n.r.	
- Quotation	Luxembourg	Luxembourg	Luxembourg	
- Issue Date	17/06/2005	17/06/2005	17/06/2005	
- Legal Maturity	10/12/2012	10/12/2012	10/12/2012	
- Call option	Clean-up Call	Clean-up Call	Clean-up Call	
- Rate	3m Euribor + 290 bp	3m Euribor + 700 bp	3m Euribor + 1300 bp	
- Subordinated Level	Sub A, B, C	Sub A, B, C, D	Sub A, B, C, D, E	
- Issued Nominal Value	€10,000,000	€4,000,000	€20,000,000	
- Security Subscribers	Institutional investors	retained by HVB Lux.		
* Rating Agencies	Moody's/Fitch			
Distribution of securitised assets by area:				
Italy - Northwest	-			
- Northeast	-			
- Central	-			
- South and Islands	-			
Other European Countries - EU countries	€5,513,750,000			
- non-EU countries	-			
America	-			
Rest of the world	-			
TOTAL	**€5,513,750,000**			
Distribution of securitised assets by business sector of the borrower:				
Governments	-			
Other government agencies	-			
Banks	-			
Financial Companies	-			
Insurance companies	-			
Non-financial companies	-			
Other entities	€5,513,750,000			
TOTAL	**€5,513,750,000**			

ORIGINATOR HVB GROUP				
NAME:	**WOLFGANG**		**PROVIDE-A 2004-1**	
Type of securitisation:	Synthetic		Synthetic	
Originator:	HVB AG, London		HVB AG	
Issuer:	Wolfgang		Provide-A 2004-1 Plc	
Servicer:	HVB AG, London Branch		HVB AG	
Arranger:	HVB AG		HVB AG	
Goals:	Capital Relief		Capital Relief	
Type of asset:	Securities		Private Mortgage Loans	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	€800,000,000		€3,500,000,012	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		KfW Bank	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Amount of C.D.S. or other Super Senior Risk transferred:	€720,000,000		€3,125,250,012	
Amount and Conditions of tranching:				
- ISIN	-	-	DE000A0AUQ00	DE000A0AUQ18
- Type of Security	Senior	Mezzanine	Senior	Senior
- Class	A	B	A+	A
- Rating *	AAA	AA	Aaa/AAA/AAA	Aaa/AAA/AAA
- Quotation	-	-	Luxembourg	Luxembourg
- Issue Date	31/12/2004	31/12/2004	29/12/2003	29/12/2003
- Legal Maturity	30/12/2040	30/12/2040	27/11/2045	27/11/2045
- Call option	-	-	Time Call, Clean-up Call	
- Rate	-	-	3m Euribor + 30 bp	3m Euribor + 30 bp
- Subordinated Level	-	-	-	Sub A+
- Issued Nominal Value	€65,538,563	€6,636,771	€250,000	€175,000,000
- Security Subscribers	retained by HVB	retained by HVB	Institutional investors	
- ISIN	-	-	DE000A0AUQ26	DE000A0AUQ34
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	B	C
- Rating *	A	BBB	Aa2/AA/AA	A2/A/A
- Quotation	-	-	Luxembourg	Luxembourg
- Issue Date	31/12/2004	31/12/2004	29/12/2003	29/12/2003
- Legal Maturity	30/12/2040	30/12/2040	27/11/2045	27/11/2045
- Call option	-	-	Time Call, Clean-up Call	

NAME:	WOLFGANG		PROVIDE-A 2004-1	
- Rate	-	-	3m Euribor + 58 bp	3m Euribor + 80 bp
- Subordinated Level	-	-	Sub A+, A	Sub A+, A, B
- Issued Nominal Value	€2,885,945	€1,206,936	€91,000,000	€33,250,000
- Security Subscribers	retained by HVB	retained by HVB	Institutional investors	
- ISIN	-	-	DE000A0AUQ42	DE000A0AUQ59
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	E1	E2	D	E
- Rating *	BB	BB	Baa2/BBB/BBB	Ba2/BB/BB
- Quotation	-	-	Luxembourg	Luxembourg
- Issue Date	31/12/2004	31/12/2004	29/12/2003	29/12/2003
- Legal Maturity	30/12/2040	30/12/2040	27/11/2045	27/11/2045
- Call option	Callable	-	Time Call, Clean-up Call	
- Rate	-	-	3m Euribor + 180 bp	3m Euribor + 450 bp
- Subordinated Level	-	-	Sub A+, A, B, C	Sub A+, A, B, C, D
- Issued Nominal Value	€2,000,000	€1,000,000	€26,250,000	€24,500,000
- Security Subscribers	Institutional investors	retained by HVB	Institutional investors	Inst. Inv. (10,0M) / retained by HVB (14,5M)
- ISIN	-		DE000A0AUQ67	
- Type of Security	Junior		Junior	
- Class	Equity		F	
- Rating *	-		n.r.	
- Quotation	-		Luxembourg	
- Issue Date	31/12/2004		29/12/2003	
- Legal Maturity	30/12/2040		27/11/2045	
- Call option	-		Time Call, Clean-up Call	
- Rate	-		3m Euribor + 950 bp	
- Subordinated Level	-		Sub A+, A, B, C, D, E	
- Issued Nominal Value	€731,785		€24,500,000	
- Security Subscribers	retained by HVB		retained by HVB	
* Rating Agencies	S&P		Moody's/Fitch/S&P	

ORIGINATOR HVB GROUP

NAME:	GELDILUX-TS-2003 S.A.	PROMISE XXS-2003-1
Type of securitisation:	Traditional	Synthetic
Originator:	HVB LUX	HVB AG
Issuer:	Geldilux-TS-2003 S.A. (Luxembourg)	Promise XXS-2003-1 Plc
Servicer:	HVB AG / HVB LUX	HVB AG
Arranger:	HVB AG	HVB AG
Goals:	Capital Relief/Funding	Capital Relief
Type of asset:	Euro Loans	Corporate loans
Quality of asset:	performing	performing
Nominal Value of disposal portfolio:	€1,403,500,000	€2,153,000,000

NAME:	GELDILUX-TS-2003 S.A.		PROMISE XXS-2003-1	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		KfW Bank	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	replenishing		-	
Amount of C.D.S. or other Super Senior Risk transferred:	-		€1,698,450,000	
Amount and Conditions of tranching:				
- ISIN	DE000A0AB404	DE000A0AB412	DE0008078809	DE0008078817
- Type of Security	Senior	Senior	Senior	Senior
- Class	A1	A	A+	A
- Rating *	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/12/2003	17/12/2003	03/11/2003	03/11/2003
- Legal Maturity	15/06/2009	15/06/2009	28/09/2015	28/09/2015
- Call option	Clean-up Call		Time Call, Clean-up Call	
- Rate	3,45%	3m Euribor + 22 bp	3m Euribor + 38 bp	3m Euribor + 38 bp
- Subordinated Level	-	Sub A1	-	Sub A+
- Issued Nominal Value	€3,500,000	€1,332,100,000	€250,000	€107,650,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE000A0AB420	DE000A0AB438	DE0008078825	DE0008078833
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating *	A2/A	Baa2/BBB	Aa1/AA	A1/A
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/12/2003	17/12/2003	03/11/2003	03/11/2003
- Legal Maturity	15/06/2009	15/06/2009	28/09/2015	28/09/2015
- Call option	Clean-up Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 49 bp	3m Euribor + 95 bp	3m Euribor + 70 bp	3m Euribor + 120 bp
- Subordinated Level	Sub A1, A	Sub A1, A, B	Sub A+, A	Sub A+, A, B
- Issued Nominal Value	€18,900,000	€23,100,000	€104,200,000	€73,400,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE000A0AB446	DE000A0AB453	DE0008078841	DE0008078858
- Type of Security	Junior	Junior	Mezzanine	Mezzanine
- Class	D	E	D	E
- Rating *	Ba1/BB	n.r.	Baa2/BBB	Ba2/BB
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	17/12/2003	17/12/2003	03/11/2003	03/11/2003
- Legal Maturity	15/06/2009	15/06/2009	28/09/2015	28/09/2015
- Call option	Clean-up Call	Clean-up Call	Time Call, Clean-up Call	
- Rate	3m Euribor + 375 bp	3m Euribor + 880 bp	3m Euribor + 275 bp	3m Euribor + 600 bp

NAME:	GELDILUX-TS-2003 S.A.		PROMISE XXS-2003-1	
- Subordinated Level	Sub A1, A, B, C	Sub A1, A, B, C, D	Sub A+, A, B, C	Sub A+, A, B, C, D
- Issued Nominal Value	€7,000,000	€18,900,000	€46,100,000	€36,600,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN			DE0008078866	DE0008078874
- Type of Security			Junior	Junior
- Class			F	G
- Rating *			B2/B	n.r.
- Quotation			Luxembourg	Luxembourg
- Issue Date			03/11/2003	03/11/2003
- Legal Maturity			28/09/2015	28/09/2015
- Call option			Time Call, Clean-up Call	-
- Rate			3m Euribor + 900 bp	3m Euribor + 1360 bp
- Subordinated Level			Sub A+, A, B, C, D, E	Sub A+, A, B, C, D, E, F
- Issued Nominal Value			€12,050,000	€74,300,000
- Security Subscribers			retained by HVB	
* Rating Agencies	Moody's/Fitch		Moody's/S&P	

ORIGINATOR HVB GROUP

NAME:	PROVIDE-A 2003-1	PROMISE COLOR-2003-1
Type of securitisation:	Synthetic	Synthetic
Originator:	HVB AG	HVB AG
Issuer:	Provide-A 2003-1 Plc	Promise Color-2003-1 Plc
Servicer:	HVB AG	HVB AG
Arranger:	HVB AG	HVB AG
Goals:	Capital Relief	Capital Relief
Type of asset:	Private Mortgage Loans	Corporate Loans
Quality of asset:	performing	performing
Nominal Value of disposal portfolio:	€3,099,999,963	€1,132,900,000
Guarantees issued by the Bank:	€68,199,999 (Interest Subparticipation)	-
Guarantees issued by Third Parties:	KfW Bank	KfW Bank
Bank Lines of Credit:	-	-
Third-Party Lines of Credit:	-	-
Other Credit Enhancements:	-	-
Other relevant information:	-	-
Amount of C.D.S. or other Super Senior Risk transferred:	€2,644,049,964	€894,450,000

NAME:	PROVIDE-A 2003-1		PROMISE COLOR-2003-1	
Amount and Conditions of tranching:				
- ISIN	DE0009106724	DE0009106732	DE0008439217	DE0008439225
- Type of Security	Senior	Senior	Senior	Senior
- Class	A+	A	A1+	A2+
- Rating *	Aaa/AAA/AAA	Aaa/AAA/AAA	AAA/AAA	AAA/AAA
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	16/10/2003	16/10/2003	04/07/2003	04/07/2003
- Legal Maturity	28/07/2055	28/07/2055	28/02/2016	28/02/2016
- Call option	Time Call, Clean-up Call		Time Call	
- Rate	3m Euribor +37 bp	3m Euribor + 37 bp	3m Euribor + 50bp	3m Euribor + 50 bp
- Subordinated Level	-	Sub A+	-	Sub A1+
- Issued Nominal Value	€250,000	€155,000,000	€250,000	€250,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0009106740	DE0009106757	DE0003939211	DE0003939229
- Type of Security	Mezzanine	Mezzanine	Senior	Mezzanine
- Class	B	C	A	B
- Rating *	Aa2/AA/AA	A2/A/A	AAA/AAA	A/A
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	16/10/2003	16/10/2003	04/07/2003	04/07/2003
- Legal Maturity	28/07/2055	28/07/2055	28/02/2016	28/02/2016
- Call option	Time Call, Clean-up Call		Time Call	
- Rate	3m Euribor +68 bp	3m Euribor +95 bp	3m Euribor + 53 bp	3m Euribor + 120 bp
- Subordinated Level	Sub A+, A	Sub A+, A, B	Sub A1+, A2+	SubA1+, A2+, A
- Issued Nominal Value	€117,800,000	€65,100,000	€126,350,000	€27,750,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0009106765	-	DE0003939237	DE0003939245
- Type of Security	Mezzanine	Junior	Mezzanine	Mezzanine
- Class	D	E	C	D
- Rating *	Baa2/BBB/BBB	-	BBB/BBB	BB/BB
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	16/10/2003	16/10/2003	04/07/2003	04/07/2003
- Legal Maturity	28/07/2055	28/07/2055	28/02/2016	28/02/2016
- Call option	Time Call, Clean-up Call		Time Call	
- Rate	3m Euribor +210 bp	-	3m Euribor + 260 bp	3m Euribor + 700 bp
- Subordinated Level	Sub A+, A, B, C	Sub A+, A, B, C, D	Sub A1+, A2+, A, B	Sub A1+, A2+, A, B, C
- Issued Nominal Value	€49,600,000	€68,199,999	€13,600,000	€44,400,000
- Security Subscribers	Institutional investors		Institutional investors	retained by HVB
- ISIN			DE0003939252	DE0003939260
- Type of Security			Junior	Junior
- Class			E	F
- Rating *			B/B	n.r.
- Quotation			Luxembourg	Luxembourg
- Issue Date			04/07/2003	04/07/2003
- Legal Maturity			28/02/2016	28/02/2016
- Call option			Time Call	
- Rate			3m Euribor + 800 bp	3m Euribor + 900 bp
- Subordinated Level			SubA1+, A2+, A, B, C, D	SubA1+, A2+, A, B, C, D, E
- Issued Nominal Value			€5,550,000	€20,300,000
- Security Subscribers			retained by HVB	
* Rating Agencies	Moody's/Fitch/S&P		S&P/Fitch	

ORIGINATOR HVB GROUP				
NAME:	**LOMBARD SECURITIES NO.1**		**BUILDING COMFORT 2003-1**	
Type of securitisation:	Traditional		Synthetic	
Originator:	HVB AG, London Branch		HVB AG	
Issuer:	Lombard Securities No.1 Plc		HVB AG	
Servicer:	Hypo Real Estate		HVB AG	
Arranger:	Hypo Real Estate		HVB AG	
Goals:	Capital Relief / funding		Capital Relief	
Type of asset:	Corporate loans		Mortgage Loans	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	£576,763,399		€4,835,632,301	
Guarantees issued by the Bank:	-		€25,001,095 (Interest Subparticipation)	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Amount of C.D.S. or other Super Senior Risk transferred:	-		€4,585,630,206	
Amount and Conditions of tranching:				
- ISIN	XS0168953775	XS0168953858	DE0002109758	DE002109766
- Type of Security	Senior	Senior	Senior	Senior
- Class	A1	A2A	A+	A
- Rating *	AAA/AAA/Aaa	AAA/AAA/Aaa	AAA/AAA	AAA/AAA
- Quotation	Dublin	Dublin	Luxembourg	Luxembourg
- Issue Date	28/05/2003	28/05/2003	27/12/2002	27/12/2002
- Legal Maturity	31/12/2017	31/12/2017	23/07/2054	23/07/2054
- Call option	Clean-up Call		Time Call, Clean-up Call	
- Rate	3m STG Libor + 40 bp	3m STG Libor + 46 bp	-	3m Euribor + 39 bp
- Subordinated Level	-	Sub A1	-	Sub A+
- Issued Nominal Value	£150,000,000	£217,165,000	€1,000	€115,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	XS0168953932	XS0168954237	DE0002109774	DE002109782
- Type of Security	Senior	Mezzanine	Mezzanine	Mezzanine
- Class	A2B	B	B	C
- Rating *	AAA/AAA/Aaa	AA/AA/---	AA/AA	A/A
- Quotation	Dublin	Dublin	Luxembourg	Luxembourg
- Issue Date	28/05/2003	28/05/2003	27/12/2002	27/12/2002
- Legal Maturity	31/12/2017	31/12/2017	23/07/2054	23/07/2054
- Call option	Clean-up Call		Time Call, Clean-up Call	

NAME:	LOMBARD SECURITIES NO.1		BUILDING COMFORT 2003-1	
- Rate	3m Euribor + 44 bp	3m STG Libor + 80 bp	3m Euribor + 59 bp	3m Euribor + 95 bp
- Subordinated Level	Sub A1, A2A	Sub A1, A2A, A2B	Sub A+, A	Sub A+, A, B
- Issued Nominal Value	€100,000,000	£31,725,000	€60,000,000	€35,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	XS0168954310	XS0168954401	DE002109790	-
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Junior (CDS)
- Class	C	D	D	E
- Rating *	A/A/---	BBB/BBB/---	BBB/BBB	-
- Quotation	Dublin	Dublin	Luxembourg	-
- Issue Date	28/05/2003	28/05/2003	27/12/2002	27/12/2002
- Legal Maturity	31/12/2017	31/12/2017	23/07/2054	23/07/2054
- Call option	Clean-up Call		Time Call, Clean-up Call	
- Rate	3m STG Libor + 120 bp	3m STG Libor + 150 bp	3m Euribor + 205 bp	-
- Subordinated Level	Sub A1, A2A, A2B, B	Sub A1, A2A, A2B, B, C	Sub A+, A, B, C	Sub A+, A, B, C, D
- Issued Nominal Value	£31,725,000	£43,255,000	€15,000,000	€25,001,095
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	XS0168954583	XS0168954740		
- Type of Security	Mezzanine	Junior		
- Class	E	F		
- Rating *	BB/BB/---	BB-/---/---		
- Quotation	Dublin	Dublin		
- Issue Date	28/05/2003	28/05/2003		
- Legal Maturity	31/12/2017	31/12/2017		
- Call option	Clean-up Call			
- Rate	3m STG Libor + 225 bp	3m STG Libor + 265 bp		
- Subordinated Level	Sub A-1, A-2a, A-2b1, B, C, D	Sub A-1, A-2a, A-2b1, B, C, D, E		
- Issued Nominal Value	£20,155,000	£5,985,000		
- Security Subscribers	Institutional investors			
- ISIN	-			
- Type of Security	Junior			
- Class	G			
- Rating *	n.r.			
- Quotation	-			
- Issue Date	28/05/2003			
- Legal Maturity	31/12/2017			
- Call option	Clean-up Call			
- Rate	-			
- Subordinated Level	Sub A-1, A-2a, A-2b1, B, C, D, E, F			
- Issued Nominal Value	£5,578,399			
- Security Subscribers	Inst. Investors			
* Rating Agencies	S&P/Fitch/Moody's		S&P/Fitch	

ORIGINATOR HVB GROUP				
NAME:	**PROMISE AUSTRIA-2002**		**BUILDING COMFORT 2002-1**	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bank Austria Credit Anstalt		HVB AG	
Issuer:	Promise Austria-2002 plc (Ireland)		HVB AG	
Servicer:	HVB AG		HVB AG	
Arranger:	HVB AG		HVB AG	
Goals:	Capital Relief		Capital Relief	
Type of asset:	Corporate Loans		Private Mortgage Loans	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	€1,007,450,000		€5,000,151,970	
Guarantees issued by the Bank:	-		€25,050,000 (Interest Subparticipation)	
Guarantees issued by Third Parties:	KfW Bank		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	replenishment option		-	
Amount of C.D.S. or other Super Senior Risk transferred:	€802,650,000		€4,749,851,970	
Amount and Conditions of tranching:				
- ISIN	DE0003938502	DE0003938510	DE0002109709	DE002109717
- Type of Security	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A
- Rating *	Aaa/AAA	Aaa/AAA	AAA/AAA	AAA/AAA
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	27/12/2002	27/12/2002	02/12/2002	02/12/2002
- Legal Maturity	28/02/2013	28/02/2013	31/10/2054	31/10/2054
- Call option	Time Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 38 bp	3m Euribor + 38 bp	3m Euribor + 33 bp	3m Euribor + 33 bp
- Subordinated Level	-	Sub A+	-	Sub A+
- Issued Nominal Value	€250,000	€90,700,000	€250,000	€120,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0000003938528	DE0003938536	DE002109725	DE002109733
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating *	A2/A	Baa2/BBB	AA/AA	A/A
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	27/12/2002	27/12/2002	02/12/2002	02/12/2002
- Legal Maturity	28/02/2013	28/02/2013	31/10/2054	31/10/2054
- Call option	Time Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 85 bp	3m Euribor + 175 bp	3m Euribor + 50 bp	3m Euribor + 80 bp

NAME:	PROMISE AUSTRIA-2002		BUILDING COMFORT 2002-1	
- Subordinated Level	Sub A+, A	Sub A+, A, B	Sub A+, A	Sub A+, A, B
- Issued Nominal Value	€43,300,000	€4,050,000	€55,000,000	€35,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0003938544	DE0003938551	DE002109741	-
- Type of Security	Mezzanine	Junior	Mezzanine	Junior
- Class	D	E	D	E
- Rating *	Ba2/BB	B2/B	BBB/BBB	privately rated
- Quotation	Luxembourg	Luxembourg	Luxembourg	-
- Issue Date	27/12/2002	27/12/2002	02/12/2002	02/12/2002
- Legal Maturity	28/02/2013	28/02/2013	31/10/2054	31/10/2054
- Call option	Time Call		Time Call, Clean-up Call	
- Rate	3m Euribor + 500 bp	3m Euribor + 36 bp	3m Euribor + 170 bp	-
- Subordinated Level	Sub A+, A, B, C	Sub A+, A, B, C, D	Sub A+, A, B, C	Sub A+, A, B, C, D
- Issued Nominal Value	€23,650,000	€3,550,000	€15,000,000	€25,050,000
- Security Subscribers	Inst. Investors (5,0M) / HVB (18,65M)	retained by BA-CA	Institutional investors	
- ISIN	DE0003938569			
- Type of Security	Junior			
- Class	F			
- Rating *	n.r.			
- Quotation	Luxembourg			
- Issue Date	27/12/2002			
- Legal Maturity	28/02/2013			
- Call option	Time Call			
- Rate	3m Euribor + 36 bp			
- Subordinated Level	Sub A+, A, B, C, D, E			
- Issued Nominal Value	€39,300,000			
- Security Subscribers	retained by BA-CA			
* Rating Agencies	Moody's/Fitch		S&P/Fitch	

ORIGINATOR HVB GROUP

NAME:	PROMISE-A-2002-1	PROVIDE-A 2001-1
Type of securitisation:	Synthetic	Synthetic
Originator:	HVB AG	HVB AG
Issuer:	Promise-A-2002-1 plc (Ireland)	Provide-A 2001-1 plc (Ireland)
Servicer:	HVB AG	HVB AG
Arranger:	HVB AG	HVB AG
Goals:	Capital Relief	Capital Relief
Type of asset:	Corporate Loans	Private Mortgage Loans
Quality of asset:	performing	performing
Nominal Value of disposal portfolio:	€1,618,100,000	€999,841,593
Guarantees issued by the Bank:	-	-
Guarantees issued by Third Parties:	KfW Bank	KfW Bank

NAME:	PROMISE-A-2002-1		PROVIDE-A 2001-1	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Amount of C.D.S. or other Super Senior Risk transferred:	€1,440,000,000		€854,591,593	
Amount and Conditions of tranching:				
- ISIN	DE0008523119	DE0008523143	DE0007489940	DE0007489957
- Type of Security	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A
- Rating *	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	28/03/2002	28/03/2002	29/10/2001	29/10/2001
- Legal Maturity	28/07/2012	28/07/2012	27/12/2039	27/12/2039
- Call option	Time Call		Time Call	
- Rate	3m Euribor + 30 bp	3m Euribor + 30 bp	3m Euribor + 27 bp	3m Euribor + 27 bp
- Subordinated Level	-	Sub A+	-	Sub A+
- Issued Nominal Value	€250,000	€64,700,000	€250,000	€45,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0008523150	DE0008523184	DE0007489965	DE0007489973
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating *	Aa1/AA	Aa3/A	A2/A	Baa2/BBB
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	28/03/2002	28/03/2002	29/10/2001	29/10/2001
- Legal Maturity	28/07/2012	28/07/2012	27/12/2039	27/12/2039
- Call option	Time Call		Time Call	
- Rate	3m Euribor + 46 bp	3m Euribor + 65 bp	3m Euribor + 65 bp	3m Euribor + 160 bp
- Subordinated Level	Sub A+, A	Sub A+, A, B	Sub A+, A	Sub A+, A, B
- Issued Nominal Value	€11,000,000	€8,750,000	€60,000,000	€20,000,000
- Security Subscribers	Institutional investors		Institutional investors	
- ISIN	DE0008523192	DE0008523218	DE0007489981	DE0007489999
- Type of Security	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	D	E	D	E
- Rating *	A2/BBB	Ba2/BB	Ba2/BB	n.r.
- Quotation	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue Date	28/03/2002	28/03/2002	29/10/2001	29/10/2001
- Legal Maturity	28/07/2012	28/07/2012	27/12/2039	27/12/2039
- Call option	Time Call		Time Call	
- Rate	3m Euribor + 142 bp	3m Euribor + 425 bp	3m Euribor + 180 bp	3m Euribor + 250 bp
- Subordinated Level	Sub A+, A, B, C	Sub A+, A, B, C, D	Sub A+, A, B, C	Sub A+, A, B, C, D
- Issued Nominal Value	€18,450,000	€35,600,000	€10,000,000	€10,000,000
- Security Subscribers	Institutional investors		retained by HVB	

NAME:	PROMISE-A-2002-1		PROVIDE-A 2001-1	
- ISIN	DE0008583234	DE0008523275		
- Type of Security	Junior	Junior		
- Class	F	G		
- Rating *	B3/B	n.r.		
- Quotation	Luxembourg	Luxembourg		
- Issue Date	28/03/2002	28/03/2002		
- Legal Maturity	28/07/2012	28/07/2012		
- Call option	Time Call			
- Rate	3m Euribor + 500 bp	3m Euribor + 600 bp		
- Subordinated Level	Sub A+, A, B, C, D, E	Sub A+, A, B, C, D, E, F		
- Issued Nominal Value	€11,800,000	€27,550,000		
- Security Subscribers	retained by HVB			
* Rating Agencies	Moody's/Fitch		Moody's/Fitch	

ORIGINATOR HVB GROUP

NAME:	PROMISE-A-2000-1		AMADEUS	
Type of securitisation:	Synthetic		Synthetic	
Originator:	HVB AG		HVB AG, London (ex Creditanstalt London)	
Issuer:	Promise-A 2000-1 plc (Ireland)		Amadeus Funding 1 Ltd	
Servicer:	HVB AG		HVB AG	
Arranger:	HVB AG		Citibank	
Goals:	Capital Relief		Capital Relief / mitigation credit risk / funding (partial)	
Type of asset:	Corporate Loans		Securities	
Quality of asset:	performing		performing	
Nominal Value of disposal portfolio:	€1,000,000,000		USD 1,200,000,000.00	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	KfW Bank		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	replenishment option		Renegotiated Dec. 2003 (first step-up date)	
Amount of C.D.S. or other Super Senior Risk transferred:	€853,000,000		USD 1,028,000,000	
Amount and Conditions of tranching:				
- ISIN	DE0006006513	DE00060006521	XS0090349357	-
- Type of Security	Senior	Mezzanine	Mezzanine	Mezzanine
- Class	A	B	A	Retained additional risk
- Rating *	Aaa/AAA	Aa2/AA	Aa2	-
- Quotation	Luxembourg	Luxembourg	Luxembourg	-

NAME:	PROMISE-A-2000-1		AMADEUS	
- Issue Date	22/12/2000	22/12/2000	21/12/1998	23/12/2003
- Legal Maturity	28/02/2011	28/02/2011	01/07/2038	01/07/2038
- Call option	Time Call		Callable by the issuer	-
- Rate	3m Euribor + 32bp	3m Euribor + 50 bp	3m USD Libor + 312,5 bp	-
- Subordinated Level	-	Sub A	-	Sub. A
- Issued Nominal Value	€40,000,000	€24,000,000	USD 48,000,000	USD 100,000,000
- Security Subscribers	Institutional investors		Institutional investors	retained by HVB
- ISIN	DE0006006539	DE0006006547	XS0090349431	
- Type of Security	Mezzanine	Mezzanine	Junior	
- Class	C	D	B	
- Rating *	A2/A	Baa2/BBB	B2	
- Quotation	Luxembourg	Luxembourg	Luxembourg	
- Issue Date	22/12/2000	22/12/2000	21/12/1998	
- Legal Maturity	28/02/2011	28/02/2011	01/07/2038	
- Call option	Time Call		Callable at issuers option	
- Rate	3m Euribor + 70 bp	3m Euribor + 145 bp	3m USD Libor + 650 bp	
- Subordinated Level	Sub A, B	Sub A, B, C	Sub. A, Additional Risk	
- Issued Nominal Value	€16,000,000	€15,000,000	USD 24,000,000	
- Security Subscribers	Institutional investors		retained by HVB	
- ISIN	DE0006006554	DE0006006562		
- Type of Security	Mezzanine	Junior		
- Class	E	F		
- Rating *	Ba2/BB	n.r./B-		
- Quotation	Luxembourg	Luxembourg		
- Issue Date	22/12/2000	22/12/2000		
- Legal Maturity	28/02/2011	28/02/2011		
- Call option	Time Call			
- Rate	3m Euribor + 370 bp	3m Euribor + 700 bp		
- Subordinated Level	Sub A, B, C, D	Sub A, B, C, D, E		
- Issued Nominal Value	€11,000,000	€15,000,000		
- Security Subscribers	Inst. Investors	retained by HVB		
- ISIN	DE0006006570			
- Type of Security	Junior			
- Class	G			
- Rating *	n.r.			
- Quotation	Luxembourg			
- Issue Date	22/12/2000			
- Legal Maturity	28/02/2011			
- Call option	Time Call			
- Rate	3m Euribor + 1000 bp			
- Subordinated Level	Sub A, B, C, D, E, F			
- Issued Nominal Value	€26,000,000			
- Security Subscribers	retained by HVB			
* Rating Agencies	Moody's/Fitch		Moody's	

Quantitative information

C.1.1. - EXPOSURE RESULTING FROM SECURITISATION TRANSACTIONS BROKEN DOWN BY QUALITY OF UNDERLYING ASSETS

QUALITY OF UNDERLYING ASSETS/EXPOSURES	BALANCE-SHEET EXPOSURE						GUARANTEES GIVEN	
	SENIOR		MEZZANINE		JUNIOR		SENIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**593,650**	**587,653**	**350,462**	**343,166**	**561,768**	**528,975**	**-**	**-**
a) Impaired	-	-	13,283	13,087	34,528	34,528	-	-
b) Other	593,650	587,653	337,179	330,079	527,240	494,447	-	-
B. With third-party underlying assets:	**2,918,995**	**2,926,016**	**32,595**	**32,625**	**30,006**	**29,885**	**-**	**-**
a) Impaired	824,322	823,329	-	-	9,213	9,213	-	-
b) Other	2,094,673	2,102,687	32,595	32,625	20,793	20,672	-	-

(C.1.1. - Exposure resulting from securitisation transactions broken down by quality of underlying assets continued)

QUALITY OF UNDERLYING ASSETS/EXPOSURES	GUARANTEES GIVEN				CREDIT FACILITIES					
	MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**118,983**	**117,627**	**-**	**-**	**4,100**	**4,100**	**-**	**-**
a) Impaired	-	-	-	-	-	-	4,100	4,100		
b) Other	-	-	118,983	117,627	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
a) Impaired	-	-	-	-	-	-	-	-	-	-
b) Other	-	-	-	-	-	-	-	-	-	-

C.1.2 - EXPOSURE RESULTING FROM THE PRINCIPAL "IN HOUSE" SECURITISATION TRANSACTIONS BROKEN DOWN BY TYPE OF SECURITISED ASSET AND BY TYPE OF EXPOSURES *

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSET/EXPOSURE	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS
A. Totally derecognised	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	**501,503**	**962**	**50,833**	**-103**	**152,768**	**-133**
C.1 Locat Securitisation Vehicle 2	64,535	-732	759	10	37,411	-
Car leasing/Capital Goods/Real Estate						
C.2 Locat Securitisation Vehicle 3	35,301	-2	-	-	13,714	-
Car leasing/Capital Goods/Real Estate						
C.3 Cordusio RMBS	173,355	1,644	5,482	-124	11,143	-133
Mortgage Loans						
C.4 Building Comfort 2002-1	150	-	-	-	-	-
Residential Mortgage Loans						
C.5 Building Comfort 2003-1	503	-	103	3	-	-
Residential Mortgage Loans						
C.6 Provide-A 2003-1	1,965	-1	2,375	8	-	-
Residential Mortgage Loans						
C.7 Provide-A 2004-1	4,010	-	15,810	-	24,500	-
Residential Mortgage Loans						
C.8 Provide-A 2005-1	-	-	22,500	-	-	-
Residential Mortgage Loans						
C.9 Geldilux-TS-2005	221,684	53	3,804	-	66,000	-
Private Loans						

* Breakdown of all transactions with underlying assets over €2 billion.

C.1.2 - EXPOSURE RESULTING FROM THE PRINCIPAL "IN HOUSE" SECURITISATION TRANSACTIONS BROKEN DOWN BY TYPE OF SECURITISED ASSET AND BY TYPE OF EXPOSURES *

	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSET/EXPOSURE	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS
A. Totally derecognised	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	**116,896**	**- 1,184**
C.1 Locat Securitisation Vehicle 2	-	-	-	-	-	-
Car leasing/Capital Goods/Real Estate	-	-	-	-	-	-
C.2 Locat Securitisation Vehicle 3	-	-	-	-	-	-
Car leasing/Capital Goods/Real Estate	-	-	-	-	-	-
C.3 Cordusio RMBS	-	-	-	-	-	-
Mortgage Loans	-	-	-	-	-	-
C.4 Building Comfort 2002-1	-	-	-	-	24,342	- 603
Residential Mortgage Loans	-	-	-	-	24,496	-476
C.5 Building Comfort 2003-1	-	-	-	-	68,058	- 105
Residential Mortgage Loans	-	-	-	-	-	-
C.6 Provide-A 2003-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.7 Provide-A 2004-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.8 Provide-A 2005-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.9 Geldilux-TS-2005	-	-	-	-	-	-
Private Loans	-	-	-	-	-	-

* Breakdown of all transactions with underlying assets over €2 billion.

C.1.2 - EXPOSURE RESULTING FROM THE PRINCIPAL "IN HOUSE" SECURITISATION TRANSACTIONS BROKEN DOWN BY TYPE OF SECURITISED ASSET AND BY TYPE OF EXPOSURES *

	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSET/EXPOSURE	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS/ WRITE-BACKS
A. Totally derecognised	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	-	-
C.1 Locat Securitisation Vehicle 2	-	-	-	-	-	-
Car leasing/Capital Goods/Real Estate	-	-	-	-	-	-
C.2 Locat Securitisation Vehicle 3	-	-	-	-	-	-
Car leasing/Capital Goods/Real Estate	-	-	-	-	-	-
C.3 Cordusio RMBS	-	-	-	-	-	-
Mortgage Loans	-	-	-	-	-	-
C.4 Building Comfort 2002-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.5 Building Comfort 2003-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.6 Provide-A 2003-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.7 Provide-A 2004-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.8 Provide-A 2005-1	-	-	-	-	-	-
Residential Mortgage Loans	-	-	-	-	-	-
C.9 Geldilux-TS-2005	-	-	-	-	-	-
Private Loans	-	-	-	-	-	-

* Breakdown of all transactions with underlying assets over €2 billion.

C.1.3 - EXPOSURE RESULTING FROM THE MAIN THIRD-PARTY SECURITISATION TRANSACTIONS BROKEN DOWN BY TYPE OF

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF UNDERLYING ASSETS/EXPOSURE	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS
A.1 Various SCCI series (§) Public Agency Loans (INPS)	823,329	-993	-	-	-	-
A.2 Various SCIC series (§) Public Agency Loans (INPDAP)	305,456	307	-	-	-	-
A.3 Various SCIP series (§) Public Agency Loans (Real Estate)	275,037	-326	21,347	6	6,061	-30
A.4 CGP 03-22 TV (IT0003469019) Cassa DDPP Loans	216,161	6,296	-	-	-	-
A.5 Augusto/Diocleziano/Colombo (ex-Fonspa) (§) Public works and Mortgage Loans	154,653	-	-	-	3,406	-
A.6 Siena Mortgage (§) Residential Mortgage Loans	74,855	53	-	-	-	-
A.7 Nesea Fin. (§) Short term loans guaranteed by Creditfarma	63,303	-	5,102	-	-	-
A.8 Santander (§) Leasing Car Loans	61,738	-18	-	-	-	-
A.9 Sagres (§) Portuguese Public Agencies Loans	55,937	113	-	-	-	-
A 10 Harbourmaster (§) Secured Loans	35,830	-5	5,018	18	11,205	-91

* Closing statement of securities over €50 million.
(§) details below.

Breakdown:

A.1 SCCI						
IT0003749352 - SCCI series 5 (A)	120,121		-		-	
IT0003341770 - SCCI series 6 (A)	168,763		-		-	
IT0003505440 - SCCI series 7	243,583		-		-	
IT0003953350 - SCCI series 7	44,997		-		-	
IT0003749360 - SCCI series 8	150,861		-		-	
IT0003953376 - SCCI series 9	45,000		-		-	
IT0003953384 - SCCI series 10	50,004		-		-	
	823,329		**-**		**-**	

SECURITISED ASSET AND BY TYPE OF EXPOSURE *

GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

(C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure * continued)

TYPE OF UNDERLYING ASSETS/EXPOSURE	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS
Breakdown:						
A.2 SCIC						
IT0003566665 - SCIC (A2)	69,114		-		-	
IT0003566681 - SCIC (A3)	40,249		-		-	
IT0003566699 - SCIC (A4)	46,945		-		-	
IT0003731426 - SCIC 04-23 TV	146,150		-		-	
IT0003731418 - SCIC 2 A1	2,998		-		-	
	305,456		**-**		**-**	
A.3 SCIP						
IT0003402929 - SCIP 2 (A3)	121,688		-		-	
IT0003837058 - SCIP 2 (A4)	68,490		-		-	
IT0003837074 - SCIP 2 (A5)	84,859		-		-	
IT0003402937 - SCIP 2 B	-		21,347		6,061	
IT0003402945 - SCIP 2 C	-		-		-	
	275,037		**21,347**		**6,061**	
A.5 Ex-Fonspa securitisations						
IT0003224232 - AUGUSTO Cl. A2 - 1st issue	30,215		-		-	
IT0003224273 - AUGUSTO Cl. A1 - 2nd issue	12,540		-		-	
IT0003224083 - DIOCLEZIANO Cl. A2	111,898		-		-	
(subordinated deposit) - COLOMBO	-		-		3,406	
	154,653		**-**		**3,406**	
A.6 Siena Mortgage						
XS0137928106 - SIENA MORTGAGE Cl. A2	367		-		-	
IT0003386270 - SIENA MORTGAGE Cl. A2	56,508		-		-	
IT0003388958 - SIENA MORTGAGE Cl. A2	17,980		-		-	
	74,855		**-**		**-**	
A.7 Nesea Fin.						
IT0003829121 - NESAEA FIN. 19 A	**63,303**		**-**		-	
IT0003829170 - NESAEA FIN. 19 B	-		**5,102**		-	

GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

(C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure continued)

TYPE OF UNDERLYING ASSETS/EXPOSURE	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS	CARRYING VALUE	WRITEDOWNS/ WRITE-BACKS
Breakdown:						
A.8 Santander						
ES 0338300009 - CONSUMO SANTANDER Cl. A	47,888		-		-	
ES 0309363002- SANTANDER Cl. A1	13,850		-		-	
	61,738		**-**		**-**	
A.9 Sagres						
XS0190179746 - SAGRES Cl. A1	19,444		-		-	
XS0190180678 - SAGRES Cl. A2	36,493		-		-	
	55,937		**-**		**-**	
A.10 Harbourmaster						
XS0126520203 - HARBOURMASTER 1 A	20,330		-		-	
XS0138853972 - HARBOURMASTER 2 A1	15,500		-		-	
XS0138865125 - HARBOURMASTER 2 B1			5,018		-	
XS0138876320 - HARBOURMASTER 2 M1	-		-		5,400	
XS0126522084 - HARBOURMASTER M2					5,805	
	35,830		**5,018**		**11,205**	

GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS	NET EXPOSURE	WRITEDOWNS/ WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

C.1.4 - EXPOSURE RESULTING FROM SECURITISATION TRANSACTIONS BROKEN DOWN BY PORTFOLIO AND TYPE

EXPOSURE/PORTFOLIO	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE-FOR-SALE	HELD-TO-MATURITY	LOANS	TOTAL (T)
1. Balance-sheet exposures	**2,815,525**	**-**	**82,871**	**-**	**230,385**	**3,128,781**
- Senior	2,771,439	-	20,238	-	154,653	2,946,330
- Mezzanine	32,625	-	13,087	-	-	45,712
- Junior	11,461	-	49,546	-	75,732	136,739
2. Off-balance-sheet exposures	**-**	**-**	**-**	**-**	**-**	**-**
- Senior		-	-	-	-	-
- Mezzanine		-	-	-	-	-
- Junior		-	-	-	-	-

C.1.5 - SECURITISED ASSETS UNDERLYING JUNIOR SECURITIES OR OTHER FORMS OF CREDIT SUPPORT

ASSETS/SECURITIES	TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**16,064,529**	**16,121,871**
A.1 Totally derecognised	**1,116,198**	**-**
1. Non-performing loans	68,534	X
2. Doubtful loans	1,798	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	1,045,866	X
A.2 Partially derecognised	**-**	**-**
1. Non-performing loans	-	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	-	X
A.3 Non-derecognised	**14,948,331**	**16,121,871**
1. Non-performing loans	6,049	-
2. Doubtful loans	1,056	-
3. Restructured exposures	-	-
4. Past-due exposures	826	-
5. Other assets	14,940,400	16,121,871
B. Third party underlying assets:	**280,337**	**-**
1. Non-performing loans	9,329	-
2. Doubtful loans	-	-
3. Restructured exposures	-	-
4. Past-due exposures	-	-
5. Other assets	271,008	-

C.1.6 - STAKES IN SPECIAL PURPOSE VEHICLES

NAME	HEADQUARTERS	STAKE %
Quercia Funding S.r.L.	Verona - Via Garibaldi,1	65%
Breakeven S.r.L.	Verona - Piazzetta Monte,1	100%

C.1.7 - SERVICER ACTIVITIES - COLLECTIONS OF SECURITISED LOANS AND REDEMPTIONS OF SECURITIES ISSUED BY THE SPECIAL PURPOSE VEHICLE

		SECURITISED ASSETS (YEAR END FIGURE)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURE)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Locat S.p.A.	Locat Absolute Funding S.r.L.	3,368	216,082	3,564	200,724	-	64.66% (a)	-	-	-	-
Locat S.p.A.	Locat Securitisation Vehicle S.r.L.	4,893	829,784	3,110	323,951	-	47.30% (b)	-	2.60% (c)	-	-
Locat S.p.A.	Locat Securitisation Vehicle 2 S.r.L.	4,501	2,487,500	1,938	845,302	-	-	-	-	-	-
Locat S.p.A.	Locat Securitisation Vehicle 3 S.r.L.	181	1,959,451	43	119,321	-	-	-	-	-	-
UniCredit Banca S.p.A.	Cordusio RMBS S.r.L.	936	2,676,380	2	423,053	-	-	-	-	-	-
UCG Banca S.p.A.	Quercia Funding S.r.L.	62,071	-	25,871	-	100.00%	-	84.59% (d)	-	-	-
UCG Banca S.p.A.	Breakeven S.r.L.	9,329	-	5,140	-	100.00%	-	-	-	38.74% (e)	-
UCG Banca S.p.A.	PMI Uno Finance S.r.L.	-	192,111	-	46,029	-	9.80% (f)	-	-	-	-
UCG Banca S.p.A.	PMI Due Finance S.r.L.	-	307,188	-	11,488	-	-	-	-	-	-
H.V.B. AG	Geldulux-TS-2003	-	1,399,921	-	9,140,905 (*)	-	-	-	-	-	-
H.V.B. AG	Geldulux-TS-2005 S.A.	-	5,495,562	-	20,617,071 (*)	-	-	-	-	-	-
H.V.B. AG	Success-2005 B.V.	-	424,600	-	-	-	-	-	-	-	-

(*) Replenishing of short term portfolio (3-6 months)
(a) 42.42% (€170 million) in 2005 and 22.24% (€ 89 million) in 2004
(b) € 800 million in 2004
(c) € 44 million in 2004
(d) Of which 31.29% in 2005 (€ 26.6 million)
(e) Of which 35.77% in 2005 (€ 4.0 million)
(f) €19.5 million

C.1.8 - SPECIAL-PURPOSE VEHICLE BELONGING TO THE BANKING GROUP

Geldilux-TS-2005 S.A.
Success-2005 B.V.
Breakeven S.r.L.
Quercia Funding S.r.L.

C2. SALES TRANSACTION

C.2.1 - FINANCIAL ASSETS SOLD AND NOT DERECOGNISED

TYPE/PORTFOLIO	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS			AVAILABLE-FOR-SALE FINANCIAL ASSETS			HELD-TO MATURITY INVESTMENTS		
	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	-	-	-	-	-	-	-	-	-	-	-	-
1. Debt securities	-	-	-	-	-	-	-	-	-	-	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	X	X	X
3. UCIS	-	-	-	-	-	-	-	-	-	X	X	X
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	X	X	X	X	X	X	X	X	X
Total (T)	-	-	-	-	-	-	-	-	-	-	-	-

TYPE/PORTFOLIO	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL
	A	B	C	A	B	C	T
A. Balance-sheet assets	-	-	-	14,948,330	-	-	14,948,330
1. Debt securities	-	-	-	-	-	-	-
2. Equity securities	X	X	X	X	X	X	-
3. UCIS	X	X	X	X	X	X	-
4. Loans	-	-	-	14,948,330	-	-	14,948,330
5. Impaired assets	-	-	-	-	-	-	-
B. Derivatives	X	X	X	X	X	X	-
Total (T)	-	-	-	14,948,330	-	-	14,948,330

LEGEND:
A = Financial assets sold and fully recognised (carrying value).
B = Financial assets sold and partially recognised (carrying value).
C = Financial assets sold and partially recognised (total value).

C.2.2 - FINANCIAL LIABILITIES RELATING TO FINANCIAL ASSETS SOLD AND NOT DERECOGNISED

LIABILITIES/ASSET PORTFOLIOS	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE-FOR-SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	-	-	-	-	-	14,186,618	14,186,618
a) Relating to fully recognised assets	-	-	-	-	-	14,186,618	14,186,618
b) Relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	-	-	-	-	-	-	-
a) Relating to fully recognised assetsl	-	-	-	-	-	-	-
b) Relating to partially recognised assets	-	-	-	-	-	-	-
Total (T)	-	-	-	-	-	14,186,618	14,186,618

Section 2 - Market risks

2.1 QUALITATIVE INFORMATION

Financial risk includes fluctuations in the value of the bank's positions owing to changes in prices or market factors. Financial risk affects all UniCredit Group's positions from the trading book to the banking book.

Organisational structure

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and subsidiaries according to risk propensity and value creation goals in relation to risk taken.

The role of the Parent Company's Risk Committee is to consult and make proposals concerning the decisions of the Managing Director/CEO, and to clarify proposals from the Managing Director/CEO to the Executive Committee or the Board of Directors, on the following matters:

- Definition of Group risk policies (identification of risk, analysis of the level of risk propensity, definition of capital allocation objectives and the structure of limits for each type of risk, allocation of the associated functional responsibilities to the relevant Departments and Divisions).

- Definition of corrective actions aimed at rebalancing the Group's risk positions.

The Committee consists of the Managing Director, the Heads of Divisions, and the Heads of the Planning and Finance, Administration and Credit Departments.

This body is chaired by the Managing Director. In the Managing Director's absence the Committee is chaired by the Head of the Planning and Finance.

The Market Risk Management unit of the Parent Company ensures the consistency of the measurement models used to evaluate the Group's market risks and the uniformity of the risk monitoring and management processes for subsidiary companies.

The Market Risk Management unit measures market risk by means of controls on the positions of the Parent Company and on the overall positions deriving from individual Group entities, in order to ensure monitoring of the total exposure. However, each Group company is directly responsible for control of the risks assumed in conformity with the guidelines issued by the Parent Company.

The Market Risk Management unit of the Parent Company proposes limits and investment policies for the Group and its entities in concert with the capital allocation process during the drafting of the annual budget.

The Asset and Liability Management (ALM) unit of the Parent Company carries out the strategic and operational management of assets and liabilities. The objective is to ensure the equilibrium of the asset structure and the economic and financial sustainability of the Group's growth policies in the loans market, by optimising the Group's currency and liquidity risk profile and centralising activities of strategic funding on the capital markets.

Methods and tools

The tool used by the UniCredito Italiano Group for the measurement of market risk on trading positions is Value at Risk (VaR), calculated according to the historical simulation approach.

The historical simulation method requires the daily revaluation of positions on the basis of the trends in market prices over the last twelve months. The empirical distribution of gains and losses which derives from this process is analysed to determine the effect of extreme market movements on the portfolios. The value of the distribution in percentage terms which corresponds to the fixed confidence interval represents the VaR measurement. In conformity with the Basel rules on internal models, the parameters used for calculating VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of historical series.

The use of a time horizon of 1 day allows an immediate comparison with the profits/losses realised.

The methodology adopted makes it possible to flexibly monitor a broad range of risks (delta; gamma - for products with a non-linear profile; vega - over the entire volatility curve; rho - due to the discount rate), while maintaining accuracy in the calculation of volatilities and correlations.

For risk calculation and monitoring activities, UniCredit uses the internal model created by UBM and validated by Banca d'Italia in a letter dated 23 December 2003.

For banking book positions, UniCredito Italiano currently also uses Sensitivity Analysis and Gap Liquidity Analysis methodologies.

Sensitivity Analysis makes it possible to measure the variation in the value of positions on the basis of pre-determined shocks on the interest rate curve (with and without parallel shifts). Generally speaking, a parallel shift of 100 b.p. is assumed for all time buckets on the curve.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.

Gap Liquidity Analysis provides the liquidity position for each time bucket on a precise, cumulative basis.The analyses described are differentiated by currency.

Financial risk - Trading

The financial risk inherent in trading derives from financial positions assumed by centres charged with keeping the Group's market risks within the assigned limits and adhering to the assigned levels of autonomy.

This risk therefore affects positions originating from transactions in fixed-income and equities, forex deals, derivatives and money market instrument transactions.

The table below shows the 2005 daily trading VaR as calculated by UniCredit Group entities.

(€ units)

DAILY VaR FOR TRADING ACTIVITIES (DATA INCLUDES MINORITIES)		UNICREDIT TOTAL - 2005			
		AVERAGE	MAXIMUM	MINIMUM	2004 AVERAGE
UniCredit (Parent Company)		4,840,981	7,595,279	2,724,865	6,117,062
UCI - Ireland		540,203	1,177,519	363,894	722,719
UBM		3,971,673	5,429,588	2,500,563	3,812,013
New Europe Division		861,410	1,424,153	485,294	993,656
Diversification	26.13%	2,669,091	N/A	N/A	3,770,798
UCI Trading Total		7,575,827	12,537,471	5,227,300	**8,360,808**

In 2005 VaR fell slightly compared with 2004 following the reduction in UniCredit's marginal VaR.

New Europe division banks have adopted the VaR calculation method based on historical simulation, and have been provided with risk management tools which allow monitoring in accordance with Group principles. This ensures compliance with current regulations, the instructions of their respective central banks, and the investment policies approved for each bank.

With the daily co-operation of local risk management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification over mere risk summation. The table below shows the New Europe Division's 2005 daily trading VaR:

(€ units)

DAILY VaR FOR NEW EUROPE TRADING (DATA INCLUDE MINORITIES)		NEW EUROPE TOTAL - 2005			
		AVERAGE	MAXIMUM	MINIMUM	2004 AVERAGE
Pekao		516,196	1,208,126	215,219	402,163
Koç		345,771	1,240,351	41,752	701,631
Zagrebaçka Banka		558,251	919,496	373,782	258,685
Zivnostenska Banka		97,534	160,082	32,767	68,273
Unibanka		86,708	343,114	25,553	142,161
Bulbank		325,608	404,964	263,584	325,327
Diversification	55.52%	1,071,538	N/A	N/A	904,629
New Europe Total		861,410	1,424,153	461,917	**993,656**

The overall average VaR is slightly down following the reduction in the marginal VaR of Koçbank, only partially offset by Zagrebacka Banka.

Financial risks of the Banking Book and asset and liabilities management

With regard to tools for financial risk control, UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, UniCredit Clarima Banca and UniCredit Banca per la Casa use the Asset and Liabilities Management Operation system (ALMO) for daily management of interest-rate and liquidity risk, under the supervision of the ALM unit of the Parent Company's Planning and Finance Department.

In addition to daily operational management, the Parent Company's ALM unit actively controls and manages, on a quarterly basis, the structural medium/long term liquidity risk of the Group, maintaining a positive imbalance between revenues and structural investments and simultaneously ensuring, in a fair, proper and trans-Parent manner, the transfer to the individual legal entities of the cost of the strategic funding made by the Parent Company on behalf of the entire Group.

Liquidity analysis and gap analysis methods are used to control the financial risk of the banking book on a monthly basis (for Italian companies) and a quarterly basis (for other subsidiaries). The principal methodology used consists of evaluating the impact of a change in market rates on the interest margin by means of a static gap analysis, which measures the impact on the interest margin of an increase (or reduction) in market rates equal to one percentage point over a period of 12 months, assuming that no movement is made on the positions during the period. At 31 December 2005, this measurement stands at € -268 million for downward rate shock and € +150 million for upward shock.

FINANCIAL RISKS - HVB

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises interest-rate, currency, equity, and credit-spread risk categories.

Our market risks are managed in the Corporates and Markets segment and in the various treasury units or asset/liability units of our subsidiaries.

Methodologies and tools

For the purposes of day-to-day risk measurement and management, we quantify VaR on the basis of a confidence level of 99% and a holding period of one day. VaR has also been shown as an aggregate value since March 2005 on account of the joint management of the trading and banking books. The risks inherent in the trading books continue to be shown separately for supervisory purposes. To determine and allocate the risk capital requirements for market risks, this VaR, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate VaR at HVB AG, we employ an internal model in full use, which was given full regulatory approval at the end of the year. The model is based on a Monte Carlo simulation approach. We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares VaR calculations with market value changes (hypothetical P/L) derived from the positions. At the level of HVB AG, the back-testing was gradually expanded in 2005 as additional risk categories were added. For the first time this model is now used to calculate currency risk (since April 2005) and equity risk (since August 2005). The results of this back-testing confirm the high quality of our internal risk model.

In addition, other appropriate processes are applied within the corporate group, such as a variance-covariance approach. In Bank Austria Creditanstalt Group we introduced an internal model for the calculation of value at risk in 2005. This is a simulation model (Monte Carlo and historical simulation) taking into account the correlation between risk categories as well as credit spreads.

In addition to calculating VaR, we continually conduct stress tests across the entire corporate group to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from major changes in interest rates and forex and equity markets, to disruptions in the underlying volatilities. Further scenarios are also considered for HVB AG, including the expansion of credit spreads and the distortion of correlations.

Monitoring of risk

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2005 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation on an intraday basis.

Management is informed daily of the exposure to market risk, limit utilization, and the profits and losses within the corporate group. Information is provided on a monthly basis on the results of the risk analyses, including the results of the back-testing and stress tests.

(€ million)

HVB GROUP: MARKET RISK FROM TRADING POSITIONS (VALUE-AT-RISK, 99% CONFIDENCE LEVEL, ONE-DAY HOLDING PERIOD)

	AVERAGE 2005*	DEC. 31, 2005	SEPT. 30, 2005	JUNE 30, 2005	MARCH 31, 2005	DEC. 31, 2004
Interest rate positions (incl. credit-spread risks)	20	23	21	22	15	13
Foreign exchange positions	15	9	7	13	29	25
Equity/index positions	42	14	15	73	66	74
Diversification effect **	**(12)**	**(17)**	**(12)**	**(20)**	--	--
Total	**65**	**29**	**31**	**88**	**110**	**112**

* Arithmetic mean
** As a consequence of the diversification effect between the risk types, total risk is lower than the sum of the individual risks.

2.2 QUANTITATIVE INFORMATION

A. FINANCIAL DERIVATIVES

A.1 REGULATORY TRADING PORTFOLIO: NOTIONAL AMOUNTS AT THE END OF THE PERIOD

TRANSACTION TYPES/ UNDERLYINGS	31.12.2005									
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	344,746,183	-	-	-	-	-	-	-	344,746,183
2. Interest rate swap	-	2,408,927,560	-	-	-	829	-	5,288	-	2,408,933,677
3. Domestic currency swap	-	-	-	-	-	1,759,620	-	-	-	1,759,620
4. Currency interest rate swap	-	78,042	-	-	-	92,813,526	-	-	-	92,891,568
5. Basis swap	-	155,746,475	-	-	-	-	-	-	-	155,746,475
6. Share index swaps	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	130,000	-	-	-	-	-	-	-	130,000
8. Futures	96,337,151	4,744	11,146,351	-	-	-	-	594,469	107,483,502	599,213
9. Cap options	-	203,417,251	-	-	-	-	-	-	-	203,417,251
- Purchased	-	106,557,320	-	-	-	-	-	-	-	106,557,320
- Sold	-	96,859,931	-	-	-	-	-	-	-	96,859,931
10. Floor options	-	151,001,727	-	-	-	-	-	-	-	151,001,727
- Purchased	-	76,602,927	-	-	-	-	-	-	-	76,602,927
- Sold	-	74,398,800	-	-	-	-	-	-	-	74,398,800
11. Other options	74,180,700	137,554,027	70,342,912	199,844,902	-	91,965,689	105,528	1,980	144,629,140	429,366,598
- Purchased	40,360,500	69,657,496	34,459,415	74,391,465	-	48,683,251	54,175	458	74,874,090	192,732,670
- Plain vanilla	40,360,500	46,434,292	34,459,415	74,341,473	-	37,718,716	54,175	458	74,874,090	158,494,939
- Exotic	-	23,223,204	-	49,992	-	10,964,535	-	-	-	34,237,731
- Sold	33,820,200	67,896,531	35,883,497	125,453,437	-	43,282,438	51,353	1,522	69,755,050	236,633,928
- Plain vanilla	33,820,200	52,693,390	35,883,497	124,121,187	-	32,799,731	51,353	1,522	69,755,050	209,615,830
- Exotic	-	15,203,141	-	1,332,250	-	10,482,707	-	-	-	27,018,098
12. Forward	-	8,557,778	-	1,173,726	10,367	206,041,128	-	-	10,367	215,772,632
- Purchased	-	4,445,126	-	672,099	5,175	12,414,652	-	-	5,175	17,531,877
- Sold	-	4,029,394	-	501,627	5,192	10,949,684	-	-	5,192	15,480,705
- Currencies/Currencies	-	83,258	-	-	-	182,676,792	-	-	-	182,760,050
13. Other derivative contracts	-	1,000	-	-	-	-	13,164	2,289,000	13,164	2,290,000
Total	**170,517,851**	**3,410,164,787**	**81,489,263**	**201,018,628**	**10,367**	**392,580,792**	**118,692**	**2,890,737**	**252,136,173**	**4,006,654,944**

A.2.1 BANKING BOOK: NOTIONAL AMOUNTS AT THE END OF THE PERIOD - HEDGING PORTFOLIO

TRANSACTION TYPES/ UNDERLYINGS	31.12.2005									
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL	
	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
1. Forward rate agreement	-	5,307,000	-	-	-	-	-	-	-	5,307,000
2. Interest rate swaps	-	153,420,482	-	-	-	-	-	34,832	-	153,455,314
3. Domestic currency swap	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	6,075,496	-	-	-	6,075,496
5. Basis swaps	-	1,139,354	-	-	-	-	-	-	-	1,139,354
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-
8. Futures	7,454,000	-	11,000	-	-	-	-	-	7,465,000	-
9. Cap options	-	1,138,000	-	-	-	-	-	-	-	1,138,000
- Purchased	-	431,000	-	-	-	-	-	-	-	431,000
- Sold	-	707,000	-	-	-	-	-	-	-	707,000
10. Floor options	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-
- Sold	-	-	-	-	-	-	-	-	-	-
11. Other options	195,000	3,575,800	-	2,568,299	-	348,000	-	-	195,000	6,492,099
- Purchased	195,000	660,000	-	1,746,587	-	128,000	-	-	195,000	2,534,587
· Plain vanilla	195,000	660,000	-	1,746,587	-	128,000	-	-	195,000	2,534,587
· Exotic	-	-	-	-	-	-	-	-	-	-
- Sold	-	2,915,800	-	821,712	-	220,000	-	-	-	3,957,512
· Plain vanilla	-	2,915,800	-	821,712	-	220,000	-	-	-	3,957,512
· Exotic	-	-	-	-	-	-	-	-	-	-
12. Forwards	-	1,304,000	-	37,000	823	6,996,562	-	-	823	8,337,562
- Purchased	-	250,000	-	37,000	254	1,123,337	-	-	254	1,410,337
- Sold	-	1,054,000	-	-	569	380,225	-	-	569	1,434,225
- Currencies/Currencies	-	-	-	-	-	5,493,000	-	-	-	5,493,000
13. Other derivative contracts	-	9,998	-	-	-	-	-	-	-	9,998
Total	**7,649,000**	**165,894,634**	**11,000**	**2,605,299**	**823**	**13,420,058**	**-**	**34,832**	**7,660,823**	**181,954,823**

A.2.2 BANKING BOOK: NOTIONAL AMOUNTS AT THE END OF THE PERIOD – OTHER DERIVATIVES

TRANSACTION TYPES/UNDERLYINGS	31.12.2005									
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL	
	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
1. Forward rate agreement	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	899,709	-	-	-	-10,172	-	-	-	889,537
3. Domestic currency swap	-	-	-	-	-	41,373	-	-	-	41,373
4. Currency interest rate swaps	-	-	-	-	-	-	-	-	-	-
5. Basis swaps	-	104,816	-	-	-	-	-	-	-	104,816
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Cap options	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-
- Sold	-	-	-	-	-	-	-	-	-	-
10. Floor options	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-
- Sold	-	-	-	-	-	-	-	-	-	-
11. Other options	-	-	-	2,183,310	-	-	-	-	-	2,183,310
- Purchased	-	-	-	233,519	-	-	-	-	-	233,519
- Plain vanilla	-	-	-	140,019	-	-	-	-	-	140,019
- Exotic	-	-	-	93,500	-	-	-	-	-	93,500
- Sold	-	-	-	1,949,791	-	-	-	-	-	1,949,791
- Plain vanilla	-	-	-	1,949,791	-	-	-	-	-	1,949,791
- Exotic	-	-	-	-	-	-	-	-	-	-
12. Forwards	-	18,367,944	365	-	-	16,641,805	-	-	365	35,009,749
- Purchased	-	16,141,189	-	-	-	14,691,831	-	-	-	30,833,020
- Sold	-	1,997,452	365	-	-	486,752	-	-	365	2,484,204
- Currencies/Currencies	-	229,303	-	-	-	1,463,222	-	-	-	1,692,525
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-
Total	-	**19,372,469**	**365**	**2,183,310**	-	**16,673,006**	-	-	**365**	**38,228,785**

A.3 FINANCIAL DERIVATIVES: PURCHASES AND SALES OF UNDERLYING ASSETS (UNICREDIT)

TRANSACTION TYPES/ UNDERLYINGS	31.12.2005									
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**38,285,595**	**1,608,026,313**	**28,413,263**	**59,175,817**	**10,367**	**60,059,722**	**100**	**720,333**	**66,709,325**	**1,727,982,185**
1. Physical delivery transactions	4,744	12,084,766	-	2,103,248	-	37,795,217	100	-	4,844	51,983,231
- Purchases *	200	1,347,124	-	1,094,491	-	15,366,391	100	-	300	17,808,006
- Sales *	-	976,930	-	1,006,861	-	19,565,184	-	-	-	21,548,975
- Foreign currencies / Foreign currencies **	4,544	9,760,712	-	1,896	-	2,863,642	-	-	4,544	12,626,250
2. Cash delivery transactions	38,280,851	1,595,941,547	28,413,263	57,072,569	10,367	22,264,505	-	720,333	66,704,481	1,675,998,954
- Purchases *	18,622,120	791,365,152	12,631,731	31,964,165	2,018	1,659,786	-	486,601	31,255,869	825,475,704
- Sales *	19,658,731	804,397,257	15,781,532	25,108,404	1,943	1,179,243	-	233,732	35,442,206	830,918,636
- Foreign currencies / Foreign currencies **	-	179,138	-	-	6,406	19,425,476	-	-	6,406	19,604,614
B. Banking Book	**453**	**56,465,730**	**365**	**2,183,310**	**823**	**2,556,835**	**-**	**-**	**1,641**	**61,205,875**
B.1 Hedging	**453**	**20,556,272**	**365**	**-**	**823**	**2,525,634**	**-**	**-**	**1,641**	**23,081,906**
1. Physical delivery transactions	-	135,000	365	-	-	983,574	-	-	365	1,118,574
- Purchases *	-	-	-	-	-	114,275	-	-	-	114,275
- Sales *	-	135,000	365	-	-	869,299	-	-	365	1,004,299
- Foreign currencies / Foreign currencies **	-	-	-	-	-	-	-	-	-	-
2. Cash delivery transactions	453	20,421,272	-	-	823	1,542,060	-	-	1,276	21,963,332
- Purchases *	453	8,621,638	-	-	254	1,127,457	-	-	707	9,749,095
- Sales *	-	11,787,153	-	-	569	384,382	-	-	569	12,171,535
- Foreign currencies / Foreign currencies **	-	12,481	-	-	-	30,221	-	-	-	42,702
B.2 Other derivatives	**-**	**35,909,458**	**-**	**2,183,310**	**-**	**31,201**	**-**	**-**	**-**	**38,123,969**
1. Physical delivery transactions	-	35,009,749	-	-	-	31,201	-	-	-	35,040,950
- Purchases *	-	30,833,020	-	-	-	-	-	-	-	30,833,020
- Sales *	-	2,484,204	-	-	-	31,201	-	-	-	2,515,405
- Foreign currencies / Foreign currencies **	-	1,692,525	-	-	-	-	-	-	-	1,692,525
2. Cash delivery transactions	-	899,709	-	2,183,310	-	-	-	-	-	3,083,019
- Purchases *	-	664,795	-	140,019	-	-	-	-	-	804,814
- Sales *	-	234,914	-	2,043,291	-	-	-	-	-	2,278,205
- Foreign currencies / Foreign currencies **	-	-	-	-	-	-	-	-	-	-
Total	**38,286,048**	**1,664,492,043**	**28,413,628**	**61,359,127**	**11,190**	**62,616,557**	**100**	**720,333**	**66,710,966**	**1,789,188,060**

* Settled in euro
** Other than euro

A.3 FINANCIAL DERIVATIVES: PURCHASES AND SALES OF UNDERLYING ASSETS (HVB)

	31.12.2005									
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**132,237,000**	**1,648,659,000**	**53,076,000**	**142,783,000**	**-**	**311,527,000**	**-**	**2,289,000**	**185,313,000**	**2,105,258,000**
1. Physical delivery transactions	-	-	-	-	-	-	-	-	-	-
2. Cash delivery transactions	132,237,000	1,648,659,000	53,076,000	142,783,000		311,527,000	-	2,289,000	185,313,000	2,105,258,000
B. Banking Book	**7,649,000**	**150,364,000**	**11,000**	**1,736,000**	**-**	**11,772,000**	**-**	**-**	**7,660,000**	**163,872,000**
B.1 Hedging	**7,649,000**	**150,364,000**	**11,000**	**1,736,000**	**-**	**11,772,000**	**-**	**-**	**7,660,000**	**163,872,000**
1. Physical delivery transactions	-	-	-	-	-	-	-	-	-	-
2. Cash delivery transactions	7,649,000	150,364,000	11,000	1,736,000	-	11,772,000	-	-	7,660,000	163,872,000
B.2 Other derivatives	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1. Physical delivery transactions	-	-	-	-	-	-	-	-	-	-
2. Cash delivery transactions	-	-	-	-	-	-	-	-	-	-
Total	**139,886,000**	**1,799,023,000**	**53,087,000**	**144,519,000**	**-**	**323,299,000**	**-**	**2,289,000**	**192,973,000**	**2,269,130,000**

A.4 OTC FINANCIAL DERIVATIVES: POSITIVE FAIR VALUE - COUNTERPARTY RISK

COUNTERPARTY/UNDERLYINGS	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	286,149	-	15,000	34,568	-	-
A.2 Public bodies	132,369	-	21,812	-	-	20
A.3 Banks	27,265,389	14,947,046	47,884	3,399,370	4,454,360	41,187
A.4 Financial companies	2,344,040	3,848,437	8,896	283,261	237,625	2,297
A.5 Insurance companies	44,187	37,568	1,560	12,500	116	8,257
A.6 Non-financial enterprises	3,421,744	66,153	35,425	195,957	29,700	332
A.7 Other entities	124,636	-	17,682	1,450	-	71,130
Total A 31.12.2005	**33,618,514**	**18,899,204**	**148,259**	**3,927,106**	**4,721,801**	**123,223**
B. Banking Book:						
B.1 Central Governments and banks	2,828	-	-	-	-	-
B.2 Public bodies	1,794,107	-	-	168,242	-	-
B.3 Banks	524,266	-	18,235	33,864	-	10,466
B.4 Financial companies	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	8,483	-	-	1,414	-	-
B.7 Other entities	14,138	-	-	583,444	-	56,752
Total B 31.12.2005	**2,343,822**	**-**	**18,235**	**786,964**	**-**	**67,218**

(A.4 OTC financial derivatives: positive fair value - counterparty risk continued)

COUNTERPARTY/UNDERLYINGS	EXCHANGE RATES AND GOLD			OTHER UNDERLYING			OFFSETTING AGREEMENT EFFECTS	
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
A. Regulatory trading book:								
A.1 Central Governments and banks	33,097	-	46	-	-	-	-	-
A.2 Public bodies	6,991	-	70	-	-	-	-	-
A.3 Banks	3,340,949	825,397	114,708	5,000	564	207	3,516,812	2,985,365
A.4 Financial companies	325,075	45,455	14,404	-	1,775	-	201,399	297,763
A.5 Insurance companies	2,278	-	640	-	-	-	208	182
A.6 Non-financial enterprises	485,361	129	82,418	112,694	-	561	69,840	25,628
A.7 Other entities	12,131	-	1,529	-	-	-	-	-
Total A 31.12.2005	**4,205,882**	**870,981**	**213,815**	**117,694**	**2,339**	**768**	**3,788,259**	**3,308,938**
B. Banking Book:								
B.1 Central Governments and banks	-	-	-	-	-	-	-	-
B.2 Public bodies	328,001	-	-	-	-	-	-	-
B.3 Banks	657,061	-	158,543	-	-	174,243	-	-
B.4 Financial companies	-	-	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	-	-	-	-	-
B.6 Non-financial enterprises	1,414	-	-	-	-	974	-	-
B.7 Other entities	6,262	-	3,716	-	-	-	-	-
Total B 31.12.2005	**992,738**	**-**	**162,259**	**-**	**-**	**175,217**	**-**	**-**

A.5 OTC FINANCIAL DERIVATIVES: NEGATIVE FAIR VALUE - FINANCIAL RISK

COUNTERPARTY/UNDERLYINGS	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	167,713	-	-	26,155	-	-
A.2 Public bodies	11,299	-	9,742	-	-	-
A.3 Banks	25,350,218	13,709,585	86,614	3,970,195	3,993,407	1,593
A.4 Financial companies	2,524,418	3,931,106	4,184	406,292	283,632	33
A.5 Insurance companies	116,625	26,535	1,157	42,024	83,349	-
A.6 Non-financial enterprises	980,043	9,827	6,955	128,066	-	616
A.7 Other entities	48,461	-	29,058	102,994	-	20,989
Total A 31.12.2005	**29,198,777**	**17,677,053**	**137,710**	**4,675,726**	**4,360,388**	**23,231**
B. Banking Book:						
B.1 Central Governments and banks	8,568	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-
B.3 Banks	1,175,432	-	52,759	6,738	-	-
B.4 Financial companies	819,365	-	2,025	3,808	-	-
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	61,877	-	-	-	-	-
B.7 Other entities	15,625	-	9,000	211,452	-	-
Total B 31.12.2005	**2,080,867**	**-**	**63,784**	**221,998**	**-**	**-**

(A.5 OTC financial derivatives: negative fair value - financial risk continued)

COUNTERPARTY/UNDERLYINGS	EXCHANGE RATES AND GOLD			OTHER VALUES			OFFSETTING AGREEMENT EFFECTS	
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
A. Regulatory trading book:								
A.1 Central Governments and banks	21,765	-	-	1,853	-	530	-	-
A.2 Public bodies	1,287	-	13	-	-	-	-	-
A.3 Banks	3,561,396	42,823	9,723	210,917	17,415	20,713	1,196,947	227,289
A.4 Financial companies	350,571	58,367	3,783	806	433	-	374,413	334,509
A.5 Insurance companies	1,614	-	147	-	-	-	-	-
A.6 Non-financial enterprises	190,749	189	13,648	66,310	-	15	34,856	24,626
A.7 Other entities	24,802	-	1,188	-	-	-	-	-
Total A 31.12.2005	**4,152,184**	**101,379**	**28,502**	**279,886**	**17,848**	**21,258**	**1,606,216**	**586,424**
B. Banking Book:								
B.1 Central Governments and banks	1,904	-	-	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-	-	-
B.3 Banks	384,651	-	43,657	-	-	-	-	-
B.4 Financial companies	152,313	-	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	-	-	-	-	-
B.6 Non-financial enterprises	11,423	-	-	-	-	-	-	-
B.7 Other entities	-	-	-	-	-	-	-	-
Total B 31.12.2005	**550,291**	**-**	**43,657**	**-**	**-**	**-**	**-**	**-**

B. CREDIT DERIVATIVES

B.1 CREDIT DERIVATIVES: NOTIONAL AMOUNTS AT THE END OF THE PERIOD

TRANSACTION CATEGORIES	REGULATORY TRADING		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)
	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT
1. Purchases of protection				
1.1 With physical delivery	33,201,023	24,159,880	2,067,060	7,459,840
1.2 With cash delivery	1,726,897	1,542,120	131,940	477,503
Total as of 31.12.2005	**34,927,920**	**25,702,000**	**2,199,000**	**7,937,343**
2. Sales of protection				
2.1 With physical delivery	26,457,254	24,949,480	432,400	1,965,540
2.2 With cash delivery	1,453,054	1,592,520	27,600	125,460
Total as of 31.12.2005	**27,910,308**	**26,542,000**	**460,000**	**2,091,000**

B.2 CREDIT DERIVATIVES: POSITIVE FAIR VALUE - COUNTERPARTY RISK

TYPE OF TRANSACTION/VALUES	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	POTENTIAL FUTURE EXPOSURE (ADD-ON)
A. REGULATORY TRADING BOOK:	**134,879,228**	**678,076**	**163,556**
A.1 Purchases of protection - counterparty:	**70,850,920**	**285,437**	**92,923**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	52,922,545	183,891	49,533
4. Financial companies	17,759,199	100,361	42,293
5. Insurance companies	164,125	1,185	1,097
6. Non-financial enterprises	4,768	-	-
7. Other entities	283	-	-
A.2 Sales of protection - counterparty:	**64,028,308**	**392,639**	**70,633**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	38,700,704	168,639	34,067
4. Financial companies	25,310,600	224,000	36,566
5. Insurance companies	12,000	-	-
6. Non-financial enterprises	4,711	-	-
7. Other entities	293	-	-
B. BANKING BOOK	**14,688,000**	**182,000**	**8**
B.1 Purchases of protection - counterparty:	**12,139,000**	**163,000**	**8**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	9,388,000	1,000	8
4. Financial companies	2,751,000	162,000	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
B.2 Sales of protection - counterparty:	**2,549,000**	**19,000**	**-**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	1,992,000	19,000	-
4. Financial companies	557,000	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
TOTAL AS OF 31.12.2005	**149,567,228**	**860,076**	**163,564**

B.3 CREDIT DERIVATIVES: NEGATIVE FAIR VALUE - FINANCIAL RISK		
TYPE OF TRANSACTIONS/VALUES	**NOTIONAL AMOUNT**	**NEGATIVE FAIR VALUE**
A. REGULATORY TRADING BOOK:		
A.1 Purchases of protection - counterparty:		
1. Central Governments and central banks	-	-
2. Public bodies	-	-
3. Banks	48,799,000	313,000
4. Financial companies	15,543,000	96,000
5. Insurance companies	91,000	-
6. Non-financial enterprises	-	-
7. Other entities	-	-
TOTAL AS OF 31.12.2005	**64,433,000**	**409,000**

Section 3 - Liquidity risk

LIQUIDITY RISK - UNICREDIT

Liquidity management is provided by the Parent Company's Finance Division, which:

- Co-ordinates the drawing up of an annual plan of financial measures for ensuring financial equilibrium in the short, medium and long term, sustainability of growth and greater funding efficiency.
- Co-ordinates access to the capital markets and short-term money markets, both national and international, for all the Banks of the Group, as well as access to refinancing operations with the Central European Bank, centralised management of statutory reserves and collateral, and access to inter-bank settlement systems;
- Manages intra-group cash flows arising from the net liquidity requirements/surpluses of Group entities.

The objective of this action at Group level is to ensure the maintenance of sufficient liquidity reserves to guarantee solvency in the short term and, at the same time, the maintenance of an essential equilibrium between the average maturities of assets and liabilities, in conformity with the Second Rule included in Banca d'Italia regulations on the Transformation of Maturities.

LIQUIDITY RISK - HVB

We distinguish three categories of liquidity risk:

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the bank will not be able to meet its payment obligations in full or in time.
- Funding risk represents the risk that additional refinancing will be available only at higher market interest rates.
- Market liquidity risk represents the risk that the bank will only be able to liquidate assets on the market at a discount.

The rules and principles of liquidity management are specified in a Liquidity Policy adopted by the Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and funding risk – is co-ordinated and tracked by the Asset Liability Management unit.

Market liquidity risk is managed by the people responsible for the various trading portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring instruments listed for market risks.

Methods and tools

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. These two components are used as the basis for determining cumulative limits for the most important units ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the units are simulated, and the limits are adjusted accordingly as required. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

To measure funding risk, long-term funding needs are determined through a co-ordinated process on the basis of expected business trends and are updated regularly. The annual funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Monitoring of risk

The monitoring of our liquidity situation has been entrusted to our Asset Liability Management unit. It essentially comprises the analysis, classification, and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches by setting limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Treasury Management while optimising costs.

The local treasury units are responsible for observing developments in their respective local markets. These units submit regular reports to the Asset Liability Management unit.

The Asset Liability Committee and the Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

1.3 LIQUIDITY RISK

ITEMS/TIME	31.12.2005 ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 12 MONTHS	FROM 12 TO 18 MONTHS	FROM 18 TO 60 MONTHS	OVER 60 MONTHS	UNSPECIFIED TERM
BALANCE-SHEET ASSETS	**49,658,014**	**127,029,032**	**71,621,541**	**33,450,720**	**146,542,046**	**168,016,064**	**29,591,015**
Debt securities	811,892	11,595,353	14,981,083	5,034,367	42,538,326	37,572,311	78,659
Other financial assets with banks	19,533,633	49,612,889	12,008,364	1,475,482	6,256,168	4,620,602	2,034,187
Other financial assets with customers	29,312,489	65,820,790	44,632,094	26,940,871	97,747,552	125,823,151	27,478,169
BALANCE-SHEET LIABILITIES	**168,793,422**	**212,801,807**	**59,468,512**	**11,864,034**	**86,603,110**	**93,020,816**	**497,727**
Debt securities	1,626,764	34,641,579	32,704,068	5,344,429	58,049,941	45,089,632	-
Debts with banks	24,127,392	90,803,451	11,208,744	1,381,747	16,071,692	18,970,194	78,220
Debts with customers	137,417,673	87,347,595	15,129,724	4,985,066	5,853,673	16,884,858	419,507
Subordinated loans in issue	5,621,593	9,182	425,976	152,792	6,566,911	11,995,592	-
Other liabilities	-	-	-	-	60,893	80,540	-

Section 4 - Operational risks

DEVELOPMENT OF THE OPERATIONAL RISK MANAGEMENT FRAMEWORK

Within the Group Basel 2 project there is a dedicated section on the operational risk, which is coordinated by the Parent Bank Operational Risk Management unit responsible for the development of a model for controlling and measuring operational risks.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from errors, infringements, interruptions or damage attributable to internal processes, people, systems or external events. Errors in transactions execution or data entering, breakdowns in computer systems, damage to tangible assets, theft and fraud are all examples of operational risk to which company processes may be exposed to.

The UniCredit Group controls the operational risks mainly by operational events data gathering, the related causes analysis and the identification and implementation of proper mitigation actions.

The Parent Bank Operational Risk Management unit coordinates the assessment and integration activities with HVB Group to guarantee the aggregated control of the operational risk exposure, the consistency of data collection and analysis processes and to produce group control reporting. The UniCredit Group approach to control operational risk aims to comply with the industry best practices.

UNICREDIT

Organisational structure

Group companies have a function responsible for monitoring operational risk. At Parent Company level operating risks are monitored by a unit within the Risk Management Division, responsible for setting group standard requirements for controlling and measuring operational risk.

Methodological approach

The system for controlling and measuring operational risk is based on internal and consortium data, the analysis of operational risk in processes, monitoring risk indicators and performing scenario analysis. The Parent Company has developed a model for calculating risk capital, RoVaR. Risk capital is calculated using operating loss data suffered by Group companies and integrated with consortium loss data.

The operational risk control and measurement activities are supported by the operational risk management application, available via web to all Group companies.

The operational risk management application allows:

• operational events data gathering, analysis and standard reporting;
• the identification of operational risk in company's processes;
• to monitor risk indicators patterns;
• to estimate the impact on company process of relevant operational events, or scenarios.

Supporting the operational events analysis within the Group companies, the Parent Bank Operational Risk Management unit regularly carries out benchmarking analysis of internal and external data.

Insurance coverage

Supported by operational risk management loss database, the Parent Bank Operational Risk Management unit can estimate insurance policies optimal deductibles and maximum amounts.

Training

Individual and group training are provided to the operational risk management functions and the units involved in collecting and analysing data on operating events. Specific training sessions are also offered to illustrate the application developments and the methodological updates. A newsletter is distributed quarterly to Group companies including regulatory updates, instructions on specific events classification, new functionalities of the operational risk management application and relevant external operational events occurred.

HVB

Risk management

HVB defines the operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events. Under Basel II, this definition also includes legal risks.

The identification, analysis and management of operational risk are the responsibility of the individual business segments or that of the central and service divisions. The activities are guided by a tool-based operational risk management process defined internally within the Bank. These will also take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk." The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, analysis, evaluation and quality assurance of risk data and the planning of appropriate measures. HVB Group Legal Department is responsible for managing legal risk. Within the framework of its corporate center function, it monitors compliance by the HVB Group companies with the applicable statutory regulations and the recognized principles of case law. For Group companies with their own legal departments, it performs this function in close cooperation with these departments.

Measurement methods

As in UniCredit, loss distribution approach is used to quantify operational risk at HVB AG. HVB quantification model for this purpose uses internal and external loss data to determine the loss distributions. Shortage of data in some areas is compensated through scenario analysis. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as insurance. By taking into account factors related to internal control and the business environment, HVB adapts the risk distributions and/or the measurements to the current risk profile.

The monitoring and process quality of the individual units, which is identified as part of an annual control self-assessment, is also incorporated in the calculation as a current quality score. The risk values for the subsidiaries are derived from the operational risk measured in this way for HVB AG.

Risk monitoring

As part of regular reporting, the Chief Risk Officer, the Group Board, and the Risk Committee of the Supervisory Board are kept informed by Group Risk Control on the development of the primary operational risks identified and the volume of loss events. This provides the basis for any measures deemed necessary.

An indicator-based early warning system was implemented for monitoring important risks during 2005.


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NOTES TO THE CONSOLIDATED ACCOUNTS

Section 1 - Consolidated Shareholders' Equity

	NON-WEIGHTED AMOUNTS	WEIGHTED AMOUNTS / REQUIREMENTS
A. RISK ASSETS		
A.1 CREDIT RISK	**564,111,360**	**392,763,421**
MONETARY ASSETS	**502,365,844**	**343,022,253**
1. Exposures (other than equity securities and other subordinated assets) to or guaranteed by:	374,278,087	270,036,624
1.1 Governments and Central Banks	*60,766,881*	*2,861,425*
1.2 Public entities	*7,191,361*	*1,770,566*
1.3 Banks	*52,886,904*	*11,981,648*
1.4 Other entities (other than mortgage loans on residential and non-residential properties)	*253,432,941*	*253,422,985*
2. Mortgage loans on residential property	64,483,616	32,241,808
3. Mortgage loans on non residential property	22,527,459	11,263,730
4. Shares, equity investments and subordinated assets	14,360,719	14,810,426
5. Other assets	26,715,963	14,669,665
OFF-BALANCE-SHEET ASSETS	**61,745,516**	**49,741,168**
1. Guarantees and commitments with or guaranteed by:	60,680,386	49,284,769
1.1 Governments and Central Banks	*2,810,789*	*17,131*
1.2 Public entities	*707,533*	*172,728*
1.3 Banks	*9,634,847*	*2,213,341*
1.4 Other entities	*47,527,217*	*46,881,569*
2. Derivative contracts with or guaranteed by:	1,065,130	456,399
1.1 Governments and Central Banks	-	-
1.2 Public entities	-	-
1.3 Banks	*253,888*	*50,778*
1.4 Other entities	*811,242*	*405,621*
B. SOLVENCY REQUIREMENTS		
B.1 CREDIT RISK		**31,421,074**
B.2 MARKET RISK		**1,671,266**
1. STANDARD METHOD		1,341,006
1.1 Position risk on debt securities		*365,537*
1.2 Position risk on equity securities		*81,039*
1.3 Exchange risk		*210,066*
1.4 Other risks		*684,364*
2. INTERNAL METHOD		330,260
B.3 OTHER PRUDENTIAL REQUIREMENTS		**386,983**
B.4 TOTAL PRUDENTIAL REQUIREMENTS (B1+B2+B3)		**33,479,323**
C. TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS		
C.1 Risk weighted assets		**418,491,538**
C.2 Tier 1 capital ratio		**6.89**
C.3 Total capital ratio		**10.34**

Section 2 - Shareholders' Equity and Regulatory Banking Ratios

CAPITAL FOR REGULATORY PURPOSES	
A. Tier 1 before solvency filters	**28,847,169**
positive IAS/IFRS solvency filters	-
negative IAS/IFRS solvency filters	-
B. Tier 1 after solvency filters	**28,847,169**
C. Tier 2 before solvency filters	**17,389,629**
positive IAS/IFRS solvency filters	-
negative IAS/IFRS solvency filters	918,221
D. Tier 2 after solvency filters	**16,471,408**
E. Tier 1 and tier 2 after Solvency filters	**45,318,577**
Deductions from capital	-2,759,053
F. Total capital	**42,559,524**



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NOTES TO THE CONSOLIDATED ACCOUNTS

Section 1 - Business Combinations achieved during the year

(€ million)

1.1 BUSINESS COMBINATIONS

NAMES OF BUSINESSES ACQUIRED	DATE OF ACQUISITION	COST OF ACQUISITION	SHARES ISSUED	EXCHANGE RATIO [1]	PROPORTION OF SHARES ACQUIRED	NET PROFIT/LOSS
HVB AG	October 25, 2005	16,341	3,525,544,730	5	93.93%	642 [2]
Bank Austria Creditanstalt AG	October 29, 2005	2,368	509,929,948	19.92	17.45%	[2]
Yapi ve Kredi Bankasi AS	September 28, 2005	602 [3]			57.40%	n.a. [4]
Total		**19,311**				

1 Number of UniCredit shares issued in exchange of a single share of the acquired entity.
2 Consolidated net profit for the year 2005. Net income for the period of sub-consolidated Bank Austria is not presented, because it is included in the consolidated net profit of the HVB Group.
3 Equal to Group shareholding in the acquisition cost of Yapi Kredi Bankasi, consolidated according to the proportional method.
4 Consolidated 2005 IFRS results for Yapi Kredi Bankasi Group are not available. 2005 Parent income statement shows a net loss of €447 million.

Here below is the detail of items which compose the cost of the business combinations.

(€ million)

COMPONENTS OF THE COST OF ACQUISITION	HVB AG	BA-CA AG	YKB AS	TOTAL
Cash given	-	5	592	597
Equity instruments issued	16,288	2,356	-	18,644
Costs directly attributable to the business combinations	53	7	10	70
Cost of acquisition	**16,341**	**2,368**	**602**	**19,311**

1.2 OTHER INFORMATION ABOUT BUSINESS COMBINATIONS

HVB GROUP

In October, UniCredit successfully concluded the public purchase offer to Bayerische Hypo-und Vereinsbank Aktiengesellschaft, Munich, Germany ("HVB") shareholders, in order to purchase HVB ordinary and convertible shares, exchanged with UniCredit ordinary shares. In the same period, UniCredit also successfully concluded the public purchase offer to Bank Austria Creditanstalt AG, Vienna, Austria ("BA-CA") shareholders, controlled by HVB, in order to purchase BA-CA shares, also exchanged with UniCredit ordinary shares.

UniCredit shares issued in respect of the HVB and BA-CA business combinations increased their value up to €4.620.

Accounting recognition of the above mentioned business combinations, according to the requirements of IFRS 3, takes place at the effective control's acquisition date. In particular for HVB and BA-CA, owing to the substantial coincidence of these dates with the last days of October 2005 (see the sub-mentioned table), the acquisition date has been conventionally fixed on 1st November 2005.

The execution of the operation during the fourth quarter 2005 and its proximity to the closing date of annual report, has prevented the recognition of the accounting values of HVB consolidated assets and liabilities at the acquisition date. In fact, preparing the HVB consolidated financial position at the acquisition date would have lead to an excessive cost for HVB Group companies. The cost of acquisition has been allocated as follows:

(€ million)

HVB Group fair value of net assets acquired at the acquisition date	12,078
Goodwill	6,631
Cost of acquisition	**18,709**

Profit and loss result of HVB Group in the last two months of the year 2005, relevant to the purpose of the income statement of UniCredit Group, has been substantially balanced.

Initial recognition of HVB Group business combination has been determined only provisionally. The short period between the acquisition date and the preparing of the present annual report and the significant complexity of the group acquired don't allow, in fact, to complete all the fair value measurements required by IFRS 3. These uncertainties are expected to be solved within the conditions of IFRS 3 (twelve months by the acquisition date and so within 31 October 2006).

As a consequence, also the calculation of goodwill, resulting from the acquisition operation, has been made only provisionally. Moreover, according to requirements of IAS 36, the goodwill, currently allocated to HVB Group, will be assigned, by the end of 2006, to the new cash generating units resulting from new Group structure.

YAPI VE KREDI BANKASI

In September, through KFS (joint venture equally held by UniCredit and Koç Holding), the majority interest in Yapi ve Kredi Bankasi A.S., Turkey ("YKB") has been acquired. The acquisition has been directly performed by Koçbank, 99%-owned bank by KFS, at a price equal to €1,208 million.

Acquisition date has been conventionally fixed on 1st October 2005.

In consideration of the fact that the KFS joint-venture's annual report has been assumed in the consolidated financial statement on the basis of the proportional method, we report the fair values of the principal YKB balance sheet's items at the acquisition date and their corresponding pro-quota value, used for UniCredit consolidated financial statement. Because of the different operating and business structure of YKB Group, it has been possible to determine only provisionally the fair values used to recognise the operation, which will be completed within twelve months by the acquisition date (30 September 2006). Moreover, YKB book values at this date have not been reported, because they are substantially in line with fair value figures, except for the liability arising from YKB post-employment benefit obligations, increased by €227 million.

(€ million)

NET ASSETS ACQUIRED	YKB FAIR VALUE	
	YKB	UNICREDIT INTEREST
Assets		
Cash and central banks	893	255
Financial assets	13,050	3,736
Investments	-	-
Property, plant and equipment	800	229
Intangible assets	122	35
Current and deferred tax assets	462	132
Other assets	453	130
Liabilities		
Financial liabilities	(12,179)	(3,487)
Provisions	(1,036)	(296)
Current and deferred tax liabilities	(116)	(33)
Other liabilities	(1,369)	(392)
Minorities	(18)	(5)
Net assets acquired	**1,062**	**304**
Goodwill		**298**
Cost of acquisition		**602**

1.2.1 RECONCILIATION OF THE CARRYING AMOUNT OF GOODWILL AT THE BEGINNING AND END OF THE PERIOD

(€ million)

GOODWILL	2005	2004
Carrying amount at the beginning of the period	**1,950**	**2,974**
Gross amount	*2,772*	*2,796*
Cumulative impairment losses	*(822)*	*(822)*
Additional goodwill on business combinations	6,950	40
Impairment losses recognised	-	-
Net exchange differences	219	(49)
Other changes	83	(15)
Carrying amount at the end of the period	**9,202**	**1,950**
Gross amount	*10,024*	*2,772*
Cumulative impairment losses	*(822)*	*(822)*

1.2.2 OTHER

If the above mentioned business combinations with HVB Group had conventionally occurred on 1st January 2005, the UniCredit Group consolidated earning margin and net profit would have respectively amounted to €20,791 million and €3,383 million.


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NOTES TO THE CONSOLIDATED ACCOUNTS

Part H) Related-Party Transactions

Part H) Related Party Transactions

(amounts in thousands of €)

Under IAS 24, the significant counterparties for UniCredit include:

- subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of Directors' and top managers' compensation are given below, together with related party transactions.

1. Details of Directors' and Top Managers' Compensation

Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly.

Key management personnel therefore include, as well as the Directors including the Managing Director/CEO, the Group Deputy General Managers and the other heads of Division or Department holding office in 2005.

Total compensation paid to Directors and top managers is given below, according to the type of compensation.

COMPENSATION PAID TO KEY MANAGEMENT PERSONNEL	
	31.12.2005
a) Short term employee benefits	29,239
b) Post-retirement benefits	2,608
of which: - under defined benefit plans	*523*
- under defined contribution plans	*2,085*
c) Other long term benefits	65
d) Severance pay	-
e) Share-based payment	5,441
Total	**37,353**

The total includes Directors' compensation and other non-monetary benefits in the amount of €4,862 thousand. The Company Accounts give the detail of compensation and other payments made to each Director, as well as the number of shares owned by each (in the Company Report).

2. Related-Party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length.

The following table sets out the assets, liabilities and guarantees as at 31 December 2005, for each group of related parties.

RELATED-PARTY DISCLOSURE

	31.12.2005				
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Loans and advances	2,957,902	-	239,370	1,393	8,750
Equity Instruments	1,149,799	-	57,006	-	-
Other receivables	-	-	9,208	-	2
Total Assets	**4,107,701**	**-**	**305,584**	**1,393**	**8,752**
Deposits	4,424,978	-	190,220	1,943	37,242
Other Financial Liabilities	-	-	-	-	3,661
Other Liabilities	17	-	5,354	-	154
Total Liabilities	**4,424,995**	**-**	**195,574**	**1,943**	**41,057**
Guarantees issued by the Group	1,158	-	13	-	1,217
Guarantees received by the Group	-	-	-	-	-
Provisions for doubtful debts	-	-	-	-	-

Subsidiaries include HVB Group subsidiaries not consolidated as being of limited significance.

"Other related parties" gives the aggregate of the figures relating to close family members of top managers (i.e., persons who may be expected to influence the individual concerned) and companies controlled by top managers or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.



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NOTES TO THE CONSOLIDATED ACCOUNTS

A. Qualitative information

1 OUTSTANDING INSTRUMENTS

Medium-long term incentive plans for Group employees comprise the following categories:

- **Equity-Settled Share Based Payments,**
- **Cash Settled Share Based Payments.**[1]

The first category includes the following:

- shares to middle management (*Restricted Share*)
- shares to top management which includes *Performance Share* - that are assigned provided qualitative and quantitative results are satisfied – and *Stock Options*.

The second category includes stock options equivalent to synthetic *"Share Appreciation Rights"* that are linked to the appreciation of some Product-Companies (Pioneer Global Asset Management & Xelion).

2 MEASUREMENT MODEL

2.1 Stock options

The Hull and White model was adopted to measure the economic value of stock options under a trinomial tree price distribution based on Boyle's algorithm.

This model estimates the early exercise probability on the basis of a deterministic model connected to:

- reaching a Market Value equal to a strike-value multiple (**M**)
- beneficiaries' propensity to early exit (**E**) after the end of the Vesting Period.

The following table shows stock-option measurements and parameters for 2005.

Measurement of stock options

	STOCK OPTIONS 2005	STOCK OPTIONS 2005 (ADDITIONAL TRANCHE)	STOCK OPTIONS 2005 (WEIGHTED AVERAGE)
Strike Price [€]	4.817	5.301	4.8338
UCI Stock's Market Price	4.817	5.301	4.8338
Grant Date	25-Nov-05	29-Dec-05	26-Nov-05
Vesting Period End-Date	25-Nov-09	29-Dec-09	26-Nov-09
Plan end-date	31-Dec-18	31-Dec-18	31-Dec-18
Strike Value Multiple (**M**)	1.5	1.5	n.s.
Exit Rate Post Vesting (**E**)	2.36%	2.36%	n.s.
Dividend Yield [2]	3.15%	2.87%	n.s.
Volatility	22.29%	21.99%	n.s.
Risk Free	3.66%	3.57%	n.s.
Option value per unit [€]	**1.0548**	**1.1803**	**1.05916**

1 Linked to the economic value of instruments representing the Company's Shareholders' Equity

2 Ratio between dividends expected for the years 2005/2008 and the stock's market value at grant date.

Parameters are calculated as follows:

- **Exit rate**: annual percentage of rights cancelled because of resignation.
- **Dividend-Yield**: last four years average dividend-yield, according to the time length of the vesting period.
- **Vollatility**: historical daily average volatility for a time-length equal to the vesting period.
- **Strike Price**: average price of the last 30 days
- **Market Price**: equal to the Strike Price. This in order to assign "at-the-money spot" instruments modulated on the interval between the date of the Board resolution and the effective Grant Date.

2.2 Other equity instruments (performance shares)

The economic value of performance shares is measured on share market price less the present value of the non-due dividends. Parameters are estimated by applying the same methods used for stock options.

The following table shows parameters for 2005 performance shares, as well as their value.

Measurement of performance shares

	PERFORMANCE SHARES 2005	PERFORMANCE SHARES 2005 (2° TRANCHE)	PERFORMANCE SHARES 2005 (WEIGHTED AVERAGE)
Grant Date	25-Nov-05	29-Dec-05	26-Nov-05
Vesting Period Start-Date	1-Jan-08	1-Jan-08	1-Jan-08
Vesting Period End-Date	31-Dec-08	31-Dec-08	31-Dec-08
UCI Stock's Market Value	4.817	5.301	
Economic Value of Vesting Conditions	-0.356	-0.356	
Performance Shares per unit [€]	**4.461**	**4.945**	**4.471**

B. Quantitative information

1. ANNUAL CHANGES

UniCredit's stock options:

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2005		
	NUMBER OF OPTIONS	AVERAGE PRICE	AVERAGE MATURITY
A. Opening balance	**89,461,783**	**4.5053**	**November-2011**
B. Increases			
B.1 New issues	43,130,000	4.8338	December-2018
B2. Other			
C. Decreases			
C.1 Forfaited	2,086,000	4.3112	
C.2 Exercised			
C.3 Expired			
C.4 Other			
D. Final balance	**130,505,783**	**4.6170**	**March-2014**
E. Vested options at the end of the year	**74,583,083**	**4.5943**	**October-2010**

Changes for the year in other UniCredit's equity instruments:

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	YEAR 2005		
	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE PRICE	AVERAGE MATURITY
A. Opening balance	**11,796,100**	**-**	**March-2007**
B. Increases			
B.1 New issues	13,756,000	-	December-2008
B2. Other			
C. Decreases			
C.1 Forfaited	706,260	-	
C.2 Exercised	1,341,480	-	
C.3 Expired			
C.4 Other			
D. Final balance [1]	**23,504,360**	**-**	**April-2008**
E. Vested options at the end of the year	**-**		

1. €20,610,960 assigned provided that qualitative and quantitative results are satisfied.

2. OTHER INFORMATION

Effects on Profit or Loss

The economic value of performance shares is measured on share market price less the present value of the non-due dividends. Parameters are estimated by applying the same methods used for stock options.

Financial liabilities related to Cash-settled payment plans have been recognised if not yet settled on 1 January 2005.

EFFECTS THROUGH EQUITY AND PROFIT OR LOSS CONNECTED TO SHARE-BASED PAYMENTS

	TOTAL	VESTED PLANS
Costs [3]	64,927	
- connected to Equity-Settled Plans	*20,432*	
- connected to Cash-Settled Plans	*44,495*	
Debts for Cash-Settled Payments	86,993	63,657
- of which: Intrinsic Value		*63,657*

3 Partly included in other administrative expenses in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.


fairness
esitlik
transparency
прозрачность
fiducia
zaufanie
libertà
Freiheit
reciprocity
reciprocità
rispetto

Part L) Information on Financial Instruments as at 31.12.2004 under Italian GAAP

Part L) Information on Financial Instruments as at 31.12.2004 under Italian GAAP

(amounts in thousands of €)

During the changeover to international accounting principles, as provided for by IAS 39 §103, the Group applied IAS 32 and 39 from 1 January 2005. Comparative information for the previous financial year relating to financial instruments may be presented using the Accounting principles applied previously, as provided for by IFRS 1 §36-A. The effects on the classification and valuation of financial instruments deriving from the application of IAS 39 from 1 January 2005 are, however, such as to render any comparison with the previous financial year meaningless, if not downright misleading. This is not in line with what is specified in the Framework of IAS principles defining the qualitative characteristics that determine the usability of balance sheet information. The latter must satisfy the following four principal qualitative characteristics: comprehensibility, relevance, reliability and comparability (Framework §24). In addition, having taken note of the cost of preparing data from the Notes to the Accounts relating to financial instruments for 31 December 2004 for comparison with those of 31 December 2005 (the same Framework specifies in paragraph 44 that the benefits deriving from information published must exceed the cost involved in making it available), it was decided to show only items and tables relating to the results of financial instruments for 31 December 2005 on the balance sheet.

For a uniform comparison with the previous period please refer to the report on operations which includes a reclassified IAS/IFRS balance sheet as at 1 January 2005, which also takes into account the application of IAS 32 and 39. Part M of these notes shows instead the effects on net worth of the initial adoption of the standards, again on 1 January 2005.

For the sake of completeness, this section gives information relating to financial instruments as at 31 December 2004 prepared using the previous accounting principles, a summary of which is given below. The marginal differences compared with the values published in the 2004 consolidated accounts can be attributed to the different scope of consolidation.

Values relating to total financial instrument assets and liabilities as at 31 December 2004 appearing in the balance sheet are comprised as follows:

Total of financial fixed assets:	**248,500,110**
- loans to banks	36,521,025
- loans to customers	140,264,804
- trading securities	19,918,597
- investment securities	9,998,984
- equity investments (except companies under control, companies under joint control and companies under significant influence)	2,564,632
- asset accruals and deferrals	1,843,220
- other assets	37,388,848
Total of financial liabilities	**237,308,799**
- due to banks	37,808,487
- due to customers	103,602,791
- securities in issue	53,070,834
- deposits received in administration	152,630
- subordinated debt	6,541,276
- liability accruals and deferrals	1,918,222
- other liabilities	34,214,559

Summary of accounting principles applied to financial instruments in the Consolidated Financial Statements as at 31.12.2004

LOANS

Loans are valued at their estimated realizable value, which is also determined by taking into account market prices, when available, on the basis of:

a) the debtor's solvency;

b) difficulty of servicing debt in countries where the debtor resides.

The estimated realizable value of customer loans is determined on the basis of a careful assessment of all elements characterising the history of the relationship, also taking into account available information on the debtor's capital, operating performance and financial condition.

Consideration is also given to the nature of the business, the degree of risk of the specific type of credit facility, and any security received.

INVESTMENT SECURITIES

Securities classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer or of the debt repayment ability of the issuer's country of residence, unless there is appropriate security

Writedowns made are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the weighted-average rolling cost principle on a daily basis. This is adjusted using the so-called trading spread, that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

TRADING SECURITIES

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on regulated markets;

b) at the lower of cost or market value if not listed on regulated markets.

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;

b) for securities not listed on regulated Italian and foreign markets, using the estimated sales value.

OFF-BALANCE SHEET TRANSACTIONS

Off-balance sheet transactions - except those in foreign currencies, which are classified as financial fixed assets - are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

Off-balance sheet transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) outstanding spot and forward securities contracts :

- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. Market value is determined by reference to the principles given above for unlisted "trading" securities, and to the preceding paragraph.

b) derivative contracts which have underlying securities, or which are linked to interest rates, market indices or other assets:

- if held as a part of a trading portfolio, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, their respective prices;
  - for other contracts, the values obtained by referring to parameters listed or available on electronic communication systems generally used at international level, and in any event determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities valued at cost/face value (e.g. deposits or investment securities), the derivative contracts are also valued at cost;
  - if the assets or liabilities are reported at market value the derivative contracts used for hedging are also reported at market value.

EQUITY INVESTMENTS

Equity investments in companies subject to significant influence are reported in the Consolidated Accounts at a value determined using the equity.

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at their acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss of value.

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

ASSETS AND LIABILITIES IN CURRENCY (INCLUDING OFF-BALANCE-SHEET TRANSACTIONS)

Assets and liabilities denominated in currency are valued at the spot exchange rate prevailing at the end of the period.

Financial fixed assets which are not hedged, overall or individually, on the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

Off-balance-sheet currency transactions are valued as follows:

- spot transactions awaiting settlement: at the spot exchange rate in effect at the end of the period;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect at the end of the period.

Other off-balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the hedged assets or liabilities if held for hedging purposes, in accordance with the method described above.

DEPOSITS

Amounts due to banks and customers and third-party funds received in administration are reported at face value.
Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

LOANS TO BANKS

Item 30 "Loans to banks"	AMOUNTS AS AT 31.12.2004
a) On demand:	
Deposits	998,619
Loans	334,910
Current accounts for services rendered	778,595
Bills and notes discounted	-
Loans to central banks	427,563
Other transactions	92,981
	2,632,668
b) Other loans	
Loans to central banks	6,168,530
Loans under financial leases	953
Deposits	3,643,227
Loans	328,285
Non performing loans	1,010
Repo transactions	22,934,997
Stock lending	10,339
Bills discounted	90,528
Of which: securities eligible for refinancing at central banks	-
Other types of loans	710,488
	33,888,357
Total	**36,521,025**

Loans to banks - bad and doubtful debts			
	AMOUNTS AS AT 31.12.2004		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts:	**101,176**	**82,125**	**19,051**
A.1. Non performing loans	81,448	80,438	1,010
A.2. Doubtful loans	-	-	-
A.3. Loans being restructured	-	-	-
A.4. Restructured loans	-	-	-
A.5. Unsecured loans to countries at risk	19,728	1,687	18,041
B. Performing loans	**36,502,199**	**225**	**36,501,974**
Total (original): A+B	**36,603,375**	**82,350**	**36,521,025**

LOANS TO CUSTOMERS

Item 40 "Loans to customers"	
	AMOUNTS AS AT 31.12.2004
Bills and notes discounted	972,653
of which: securities eligible for refinancing at central banks	*3,416*
Leasing contracts	7,080,460
Current accounts	22,292,275
Mortgages	58,904,042
Loans	18,403,490
Other non overdraft lending	20,858,336
Non performing loans	2,621,240
Repo transactions	4,834,900
Stock lending	-
Factoring transactions	3,128,504
Other types of loans	1,342,549
Total (original)	**140,438,449**
Changes in scope of consolidation	**- 173,645**
Total (restated)	**140,264,804**

Details of loans to customers			
	AMOUNTS AS AT 31.12.2004		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**9,469,659**	**4,568,319**	**4,901,340**
A.1. Non performing loans	6,586,017	3,964,777	2,621,240
A.2. Doubtful loans	2,484,326	493,035	1,991,291
A.3. Loans being restructured	67,514	8,631	58,883
A.4. Restructured loans	266,751	88,643	178,108
A.5. Unsecured loans to countries at risk	65,051	13,233	51,818
B. Performing loans	**136,844,477**	**1,307,368**	**135,537,109**
Total (original): A+B	**146,314,136**	**5,875,687**	**140,438,449**
Changes in scope of consolidation			**- 173,645**
Total (restated)			**140,264,804**

SECURITIES

Securities are classified as follows:

	AMOUNTS AS AT 31.12.2004
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,628,798**
50. Bonds and other debt securities	**25,395,269**
60. Shares, interests and other equity securities	**1,891,501**
Total (original)	**29,915,568**
Changes in scope of consolidation	**2,013**
Total (restated)	**29,917,581**
Of which: investment securities	*9,998,984*

Investment securities

	31.12.2004 CARRYING VALUE	31.12.2004 MARKET VALUE
1. Debt securities	**9,819,179**	**10,741,291**
1.1 Government securities:	3,140,509	3,794,260
- listed	*3,140,509*	*3,794,260*
- unlisted	-	-
1.2 Other securities	6,678,670	6,947,031
- listed	*3,697,567*	*3,840,898*
- unlisted	*2,981,103*	*3,106,133*
2. Equity securities	**179,805**	**180,066**
- listed	*16,075*	*16,336*
- unlisted	*163,730*	*163,730*
Total	**9,998,984**	**10,921,357**

Trading securities

	31.12.2004 CARRYING VALUE	31.12.2004 MARKET VALUE
1. Debt securities:	**18,204,888**	**18,245,393**
1.1 Government securities:	4,563,686	4,563,686
- listed	*4,494,066*	*4,494,066*
- unlisted	*69,620*	*69,620*
1.2 Other securities:	13,641,202	13,681,707
- listed	*8,243,663*	*8,243,663*
- unlisted	*5,397,539*	*5,438,044*
2. Equity securities	**1,711,696**	**1,711,696**
- listed	*1,092,216*	*1,092,216*
- unlisted	*619,480*	*619,480*
Total (original)	**19,916,584**	**19,957,089**
Changes in scope of consolidation	**2,013**	
Total (restated)	**19,918,597**	

EQUITY INVESTMENTS

The following table shows the list of main equity investments as at 31 December 2004 (amount over €1 million), except for controlled companies, companies under joint control and companies under significant influence.

	NAME	HEAD OFFICE	% ORDINARY SHARES	CARRYING VALUE
1	Assicurazioni Generali S.p.A.	Trieste	3.53	977,208
2	Olimpia S.p.A.	Milan	8.40	584,768
3	MEDIOBANCA Banca di Credito Finanziario S.p.A.	Milan	7.83	410,686
4	EDIPOWER S.p.A.	Milan	10.00	200,134
5	Schemaventotto S.p.A.	Moncalieri (TO)	6.67	88,486
6	Borsa Italiana S.p.A.	Milan	11.90	55,878
7	Banca d'Italia	Rome	10.97	54,899
8	Infracom Italia S.p.A. (ex Serenissima Infracom S.p.A.)	Verona	11.24	30,000
9	IKB Deutsche Industriebank Aktiengesellschaft	Dusseldorf	2.00	28,972
10	Modus Srl	Milan	16.36	22,371
11	I Viaggi del Ventaglio	Milan	15.52	11,999
12	FINAOSTA S.p.A. - Finanziaria Regionale V.Aosta	Aosta	10.71	10,342
13	Wschodni Bank Cukrorownictwa S.A.	Lublin	19.82	9,602
14	Cedacri S.p.A. (ex Cedacrinord S.p.A.)	Collecchio (PR)	12.20	8,579
15	Mediocredito Trentino Alto Adige S.p.A.	Trento	7.80	7,130
16	Attijariwafa Bank (ex Banque Commerciale du Maroc)	Casablanca	2.06	5,588
17	FINPIEMONTE S.p.A. Istituto Fin. Reg. Piemontese	Turin	12.41	5,530
18	Carisma S.p.A.	Milan	3.14	4,537
19	Centrale dei Bilanci S.r.l. Società per gli Studi	Turin	9.97	4,522
20	Istituto Europeo di Oncologia S.r.l.	Milan	7.46	4,208
21	Veneto Sviluppo	Venice	15.30	4,035
22	Allianz Zagreb D.D.	Zagreb	19.90	3,715
23	Società per il Mercato dei Titoli di Stato - MTS S.p.A.	Rome	5.00	2,827
24	FINEST S.p.A.	Pordenone	2.04	2,713
25	Società per le Imprese all'Estero - SIMEST S.p.A.	Rome	1.80	2,624
26	Orel_G Holding	Sofia	19.33	2,610
27	EUROVITA - Italcasse Assicurazioni S.p.A	Rome	3.62	2,596
28	Compagnia Investimenti e Sviluppo CIS. S.p.A.	Villafranca (VE)	3.50	2,035
29	Pirelli & C. Real Estate Franchising Holding S.r.l.	Milan	10.00	2,034
30	Cartasì S.p.A.	Rome	9.19	1,912
31	Tecnofin Trentina S.p.A.	Trento	3.82	1,541
32	B. Group S.p.A. (ex Compagnia Iniziative Mobiliari)	Milan	5.56	1,454
33	BANKSIEL - Società di Informatica e Organizzazione	Milan	7.00	1,339
34	Credifarma S.p.A.	Rome	17.00	1,291
35	Interporto Bologna S.p.A.	Bologna	8.12	1,156
36	Capitalia	Rome	0.02	1,125
37	Trentino Servizi S.p.A.	Rovereto (Tn)	1.96	1,094
38	Finanziaria Regionale Friuli Venezia Giulia - FRIULIA S.p.A.	Trieste	2.00	1,023
39	Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE S.p.A.	Campobasso	11.84	1,001
	Other equity investments			1,068
	Total			**2,564,632**

Item 10 "Due to banks"

	AMOUNTS AS AT 31.12.2004
a) On demand:	
Demand deposits	1,329,003
Current accounts for services rendered	735,905
Other	9,100
	2,074,008
b) On term or with notice:	
Time deposits	16,297,709
Repo transactions	15,493,189
Stock lending	105,806
Loans from international banking organisations	405,120
Other forms of debt	3,326,301
	35,628,125
Total (original)	**37,702,133**
Changes in scope of consolidation	**106,354**
Total (restated)	**37,808,487**

Item 20 "Due to customers"

	AMOUNTS AS AT 31.12.2004
a) On demand:	
Saving deposits	7,620,468
Current accounts	58,667,554
Other	48,644
	66,336,666
b) On term or with notice:	
Saving deposits	10,339,126
Current accounts	7,853,338
Repo transactions	16,516,468
Stock lending	4,179
Other transactions	2,614,357
	37,327,468
Total (original)	**103,664,134**
Changes in scope of consolidation	**-61,343**
Total (restated)	**103,602,791**

Item 30 "Securities in issue"	
	AMOUNTS AS AT 31.12.2004
Bonds	23,956,311
Certificates of deposit	27,361,194
Other securities	1,788,822
Total (original)	**53,106,327**
Changes in scope of consolidation	**-35,493**
Total (restated)	**53,070,834**

Item 40 "Deposits received in administration"	
	AMOUNTS AS AT 31.12.2004
Amounts received from the government	9,385
Amounts received from other agencies	143,245
Total	**152,630**

SUBORDINATED DEBT

a) Maturity date, currency, interest rate, nominal value and equivalent in €:

Item 110 - Subordinated debt

MATURITY	CURRENCY	INTEREST RATE	FACE VALUE IN ORIGINAL CURRENCY	CARRYING VALUE
Parent company				
1) 19.12.2007	LIT	6 month Libor	138,000,000,000	68,229
2) 14.06.2010	EURO	6.25% p.a.		
		act/act for years 1-5		
		3 month Euribor + 125 b.p. per annum for years 6-10	400,000,000	400,000
3) 14.06.2010	EURO	3 month Euribor		
		+65 b.p. per annum for years 1-5		
		+125 b.p. per annum for years 6-10	800,000,000	799,333
4) 29.10.2010	EURO	5.20% for year 1		
		5.30% for year 2		
		5.40% for year 3		
		5.50% for year 4		
		5.60% for year 5		
		5.70% for year 6		
		6.25% for year 7		
		6.80% for year 8		
		7.35% for year 9		
		7.90% for year 10	747,000,000	747,000

(Item 110 - Subordinated debt continued)

MATURITY	CURRENCY	INTEREST RATE	FACE VALUE IN ORIGINAL CURRENCY	CARRYING VALUE
5) 13.12.2010	EURO	gross annual rate 2.75% of face value for 10 years At maturity a "higher yeld" may be paid in connection with the revaluation of an equity index (Eurostoxx50) calculated on the basis of a formula as set out in the regulations adjusted as necessary by the application of a "Take Profit" clause.	261,000,000	260,659
6) 16.03.2011	EURO	3 month Euribor +75 b.p. per annum for years 1-5 +135 b.p. per annum for years 6-10	500,000,000	500,000
7) 16.03.2011	EURO	6% per annum	500,000,000	500,000
8) 27.11.2011	EURO	5% per annum act/act for years 1-5 3 month Euribor+130 b.p. for years 6-10	400,000,000	400,000
9) 27.11.2011	EURO	3 month Euribor +70 b.p. per annum for years 1-5 +130 b.p. per annum for years 6-10	400,000,000	400,000
10) 28.02.2012	EURO	6.10%	500,000,000	498,974
11) 23.07.2014	EURO	3 month Euribor +25 b.p. per annum for years 1-5 +85 b.p. per annum for years 6-10	500,000,000	497,160
12) 22.09.2019	EURO	4.5% per annum act/act for years 1-10 3 month Euribor +95 b.p. per annum for years 11-15	500,000,000	499,735
Other Group companies				
13) 23.05.2011	EURO	5.00% for year 1 5.10% for year 2 5.20% for year 3 5.30% for year 4 5.40% for year 5 5.50% for year 6 5.80% for year 7 6.10% for year 8 6.40% for year 9 6.70% for year 10	100,000,000	97,513
14) Not defined	EURO	0.00%	2,301	2,301
15) 05.10.Perpetual	USD	9.20% per annum for the first 10 years hen 3 month Euribor + 335 b.p. *	450,000,000	330,372
16) 05.10.Perpetual	EURO	8.048% per annum act/act for the first 10 years then 3 month Euribor + 325 b.p. *	540,000,000	540,000
Total item 110				**6,541,276**

b) Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 1: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Bank of Italy approval.

Nos. 2 and 3: the issuer has the option to repay the debt in full starting in year 5.

No. 4: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 5, 7 and 10: there is no prepayment option.

Nos. 6, 8, 9 and 11: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date. No. 12: the issuer has the same option starting at the end of year 10 and on each subsequent coupon payment date.

No. 13: will be repaid at par, without any deductions for expenses, in five equal annual cash instalments due starting 23 May 2007, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 15 and 16: it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Bank of Italy authorisation, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

The accounts of the companies provide complete information regarding the characteristics of the bonds issued by other Group companies.

c) Subordination conditions

For all transactions, the claims of subordinated creditors are junior to the claims of ordinary creditors in the event of liquidation. For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.


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Part M) The Transition to IFRS

(amounts in thousands of €)

Under EU Regulation 1606 issued on 19 July 2002, the UniCredit Group is required to prepare its consolidated accounts in accordance with the IFRS issued by the IASB.

This section gives, as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards):

- reconciliations of its equity as reported under Italian GAAP (Legislative Decree 87/92) to its equity under IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005;
- a reconciliation of its profit or loss as reported under Italian GAAP (Legislative Decree 87/92) to its profit or loss under IFRS as at 31 December 2004 and
- explanatory notes on the main material adjustments to the balance sheet and income statement for the specified periods.

This information has been prepared as part of the IFRS transition process and for the preparation of consolidated accounts starting with the 2005 financial year, in accordance with the IFRS adopted by the EU.

(€ '000)

RECONCILIATION OF SHAREHOLDERS' EQUITY UNDER ITALIAN GAAP (LD 87/92) TO SHAREHOLDERS' EQUITY UNDER IFRS, AS AT 1 JANUARY 2004, 31 DECEMBER 2004 AND 1 JANUARY 2005

	SHAREHOLDERS' EQUITY AS AT		
	1 JAN. 2004	31 DEC. 2004	1 JAN. 2005
Shareholders' equity under current GAAP (DL 87/92)	**13,012,557**	**14,035,345**	**14,035,345**
Business combinations	37,519	302,000	302,000
Property, plant and equipment	74,587	53,947	53,947
Intangible assets	-12,904	-10,142	-10,142
General banking risk reserve	-8,408	-	-
Loan loss provision	46,116	-	-
Provision for risks and charges	64,346	39,914	39,914
Employee benefits	-49,098	-38,476	-38,476
Share-based payments	-30,537	-62,642	-62,642
Treasury shares	-	-	-358,416
Deferred tax assets	160,453	11,407	11,407
Recognition of revenue	-189,452	-116,374	-116,374
Consolidation	48,677	55,046	32,026
Equity investments	-	-	1,081,331
Loans and receivables and other financial instruments at amortised cost	-	-	-607,373
Other financial instruments at fair value	-	-	25,428
Other effects	15,132	34,458	36,612
Minorities	-48,162	-55,370	-51,878
Total effects of Transition to IFRS	**108,269**	**213,768**	**337,364**
Shareholders' equity under IFRS	**13,120,826**	**14,249,113**	**14,372,709**

(€ '000)

RECONCILIATION OF NET PROFIT UNDER ITALIAN GAAP (LD 87/92) TO NET PROFIT UNDER IFRS FOR THE 2004 FINANCIAL YEAR	2004
Net profit under Italian GAAP (LD 87/92)	**2,130,516**
Business combinations	283,013
Property, plant and equipment	-18,555
Intangible assets	2,252
General banking risk reserve	-124,593
Loan loss provision	-46,116
Provision for risks and charges	-24,454
Employee benefits	10,622
Share-based payments	-40,253
Deferred tax assets	-149,047
Recognition of revenue	73,412
Consolidation	2,193
Other effects	-29,400
Minorities	-859
Total effects of Transition to IFRS	**-61,785**
Net profit under IFRS	**2,068,731**

Description of items included in reconciliation of Italian GAAP to IFRS

FIRST-TIME ADOPTION OF IFRS

GENERAL PRINCIPLE

The IFRS in force as at 30 June 2005 have been applied retrospectively to the opening balance sheet on the transition dates of 1 January 2004 and 1 January 2005 (date of first application of IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Supplemental Information) in accordance with the provisions of IFRS 1 and subject to certain exemptions as described below.

The balance sheet figures resulting from the application of IFRS on the above dates will be used for comparison purposes in the preparation of consolidated accounts as at 31 December 2005. These amounts could be subject to other changes that may be necessary if any international accounting standard is revised or modified during the second half of 2005. New versions or interpretations of IFRS may be issued prior to the publication of the consolidated accounts as at 31 December 2005 with a potential retroactive impact. In this case, there could be an impact on the balance sheet and profit and loss account for 2004, which were restated according to the IFRS presented in this report.

The opening balance sheet as at 1 January 2004 and 1 January 2005 (the latter for IAS 32 and 39 only) reflects the following differences in treatment from the closing consolidated accounts for the preceding period (31 December 2003 and 31 December 2004 respectively) prepared under Italian GAAP:

- all assets and liabilities that shall be reported according to IFRS, including those not required by Italian GAAP, were recognised and measured under IFRS;
- all assets and liabilities that shall be reported under Italian GAAP but are not allowed under IFRS have been derecognised;
- certain items have been reclassified in accordance with IFRS.

The effects of these adjustments have been recognised directly in the opening shareholders' equity on the date of the first application of IFRS (1 January 2004 and 1 January 2005).

FIRST-TIME ADOPTION OF IFRS

IFRS 1 (First-time Adoption of IFRS) allows for certain exemptions when IFRS are applied in full for the first time.
This option was used in the following instances:

- Business combinations – The rules for business combination transactions that occurred prior to the transition date (1 January 2004) were not applied retroactively; the latest carrying amount of goodwill was maintained under previous GAAP.
- Property – On the date of first adoption, property was reported at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of initial adoption.
- Recognition of previously derecognised financial assets – IAS 39 permits the derecognition of financial assets only under certain conditions. At the time of the first-time adoption of IFRS, IAS 39 indicates that loans securitised under transactions entered into before 1 January 2004 do not need to be reported again even though IAS 39 requires loans of this type to be repeated in accounts.

- Stock option plans and transactions with share-based payment settled using equity instruments – The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments allocated before 7 November 2002 or accrued prior to transition to IFRS.
- Employee benefits: IAS 19 (Employee Benefits) allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all accumulated actuarial gains and losses as at 1 January 2004 were recognised at the time IAS was first adopted.
- Financial instruments: IAS 32 and 39 were applied effective from 1 January 2005.

TANGIBLE AND INTANGIBLE ASSETS

Business Combinations

As indicated above, the use of the exemption provided under IFRS 1 regarding business combinations that occurred prior to the date of the first adoption of IFRS (1 January 2004) made it possible to maintain existing goodwill amounts based at their latest carrying value under previous GAAP. However, in accordance with IFRS 3, the goodwill reported in accounts is not subject to regular straight-line amortisation but is instead subject to a periodic impairment test with the aim of determining the recoverable value of goodwill based on the provisions of IAS 36. The outcome of this test on goodwill reported resulted in a decrease of €26.5 million in shareholders' equity as at 1 January 2004. In addition, the amortisation reported in 2004 was reversed, with a related positive impact on net profit and shareholders' equity at the end of the period.

In addition, IFRS specify that any positive difference between the value of assets acquired and the cost of the equity investment shall be recognised directly in profit or loss. Thus, negative consolidation differences, which under previous GAAP was reported as a balance sheet liability, was transferred to a income-related reserve on the transition date of 1 January 2004.

Property, plant and equipment

IFRS specify that items of property, plant and equipment shall be depreciated as a function of their useful life taking into account, if applicable, any individual components of such assets which have a different useful life. This made it necessary to separate the value of land from the buildings on the land. This is because land has an unlimited useful life that should not be depreciated. Depreciation attributable to the land component was restored with a resulting positive impact on shareholders' equity as at 1 January 2004 and on the net profit for 2004 and shareholders' equity as at 31 December 2004. Adjustments to the carrying amount of property, plant and equipment include the effect of deferred tax.

Derecognition of Capitalised Costs

IFRS specify that intangible assets may continue to be recognised in the balance sheet if they are related to controllable resources and capable of generating future economic benefits, and if their cost can be reliably determined. The application of this principle resulted in the derecognition of certain categories of intangible assets that were previously capitalised with a resulting negative impact on shareholders' equity as at 1 January 2004 and on the related amortisation for the 2004 reporting year.

FINANCIAL INSTRUMENTS

Loans and receivables

Loans and receivables with banks and customers are classified as such under IFRS (from 1 January 2005) with the following exceptions:

- the portions of loans and receivables resulting from repo transactions and interbank time deposits are classified as HfT financial assets;
- loans and receivables related to certain 'large corporate' loans are classified as HfT or AfS financial assets;
- the FIAT convertendo bond and its embedded option rights are recognised as FIaFV through profit or loss. The negative impact on shareholders' equity is €252.7 million, about €71.7 million more than allowances made under previous GAAP as at 31 December 2004 (€181 million, included in adjustments to the carrying amount of performing loans).

Loans and receivables with customers also included the amount of assets leased under finance leases.

Accounts as at 1 January 2005 also include about €3 billion in loans securitised in 2004, since the securitisation did not meet the conditions specified in IAS 39 for the derecognition of financial assets.

Due to the valuation of this item at amortised cost, accrued interest as well as related accrued and deferred fees that were accruing on 31 December 2004 were allocated to these loans.

In addition, when measured under IFRS, these loans give rise to a writedown, in contrast to calculations made under previous GAAP, due to the impact of the specific measurement of bad and doubtful debts. This allowance was made taking into account the time value of money in respect of recovery of the debt.

In particular, for non-performing loans, assumptions were made on recovery times based on historical information and on other significant characteristics. The related recovery amounts were then discounted at the original actual interest rate, or if not available, at an interest rate calculated using lending rates for the year the loan was classified as non-performing.

With regard to doubtful loans, on the basis of past experience, assumptions were made as to the time necessary to transfer them to non-performing loans or for them to return to the performing category, and on the resulting recovery period.

The overall impact of discounting problem loans as at 1 January 2005 was about €607 million, which will be recovered in future periods as a function of time value of money, with a positive impact on profit or loss.

Securities

Investment securities were treated as follows:

- securities hedged using IRS contracts, equity securities and securities that are likely to be sold were recognised as AfS Financial Assets;
- other unquoted debt securities were recognised as loans to customers and banks;
- all remaining debt securities, given the intention and objective ability to hold the financial instrument until its natural maturity, were recognised as HtM financial assets.

Trading securities were recognised as HfT financial assets and FIaFV with the exception of a residual portion recognised as AfS financial assets.

The carrying value of the securities portfolio rose overall due to unrealised gains on securities hedged using IRSs. Limited losses on the related derivatives were recognised in relation to these gains.

Equity Investments

Investments in subsidiaries, associates and joint ventures are included under Equity investments. Other equity investments were reclassified under AfS financial assets and measured at fair value with a balancing entry in equity, with the exception of stakes held in the Bank of Italy and other smaller companies which continue to be reported at cost.

The fair value measurement of equity investments recognised as AfS financial assets resulted in a positive impact on shareholders' equity as at 1 January 2005 totalling €1,081 million.

Deposits and financial liabilities

Deposits and financial liabilities were reported under "Deposits from banks" and "Deposits from customers" with the exception of certain liabilities in the form of repo transactions and interbank deposits that were recognised as HfT financial liabilities. This item also includes non-hedging derivatives, which were previously allocated to other liability items.

Offsetting previously securitised loans that are again recognised, all related deposits are now recognised.

Derivatives

Derivatives held for trading and hedging derivatives in which the hedging instrument has turned out to be ineffective were recognised as HfT financial assets and liabilities. Derivatives for which the hedging instrument has turned out to be effective were recognised as hedging instruments.

As indicated in the description of accounting principles, when a derivative is embedded in a hybrid instrument, it may be separated from the host contract and recognised separately. This situation, which occurred on certain existing contracts, resulted in a negative impact on shareholders' equity as at 1 January 2005, which was largely offset by the positive impact of related derivatives classified under HfT financial assets.

Under previous GAAP, the carrying amount of hedging instruments related solely to premiums paid and collected, accrued interest, prepaid charges and deferred income, while the book value of derivatives held for trading also included value components.

IFRS require fair value measurement of all derivatives whether hedging instruments or held for trading, which takes into account the credit risk of the counterparty and the bid-offer spread for unsettled transactions.

For the sake of consistent measurement, IFRS require that hedging instruments be measured under the same criteria as the hedged item; a cash flow hedge is only measured at the fair value applied to the hedging instrument.

RESERVES AND PROVISIONS

Reserve for general banking risk

In 2004 the Group decided to utilise the reserve and transferred its balance to the profit and loss account.

At the time these principles were first adopted, the change posted to the profit and loss account in 2004 was reversed. This adjustment had a negative impact only on the profit and loss account in 2004 since the amount of the reserve was already incorporated in the determination of shareholders' equity under Italian GAAP.

Loan loss provisions

As in the situation above, the provisions in question were posted to the profit and loss account in 2004 following the introduction of Legislative Decree 37/2004 which eliminated the ability to take writedowns and provisions solely in accordance with tax regulations, and thus made it impossible to leave the previously established provisions in place. As a result, at the time of the first adoption of IFRS, these provisions were reversed and the relevant amount posted to the 2004 profit and loss account. The adjustment generated a positive impact on shareholders' equity as at 1 January 2004 and a corresponding negative impact on the profit and loss account.

Provisions for risks and charges

IFRS permit the creation of provisions only to cover existing obligations for which it is possible to make a reliable estimate, and for which the company has no realistic alternative to settlement. In addition, the provision shall, in the case of liabilities with a deferred maturity, take into account the impact of the time value of money on the estimated amounts needed to settle the obligation. Thus, certain provisions that did not meet the reporting requirements specified in IFRS were reversed and the amount of those remaining in the accounts was recalculated in order to take into account the impact of discounting. This resulted in a positive adjustment to shareholders' equity as at 1 January 2004, but had a negative impact on the profit and loss account for 2004 since certain provisions, which were considered excessive, were reallocated during that period.

Employee benefits

In addition to employee severance pay, the Group pays certain benefits to its employees that take the form of a defined benefit retirement plan and long-service bonuses to be paid to entitled individuals if they remain at the company for a predetermined number of years.

With regard to defined benefit retirement plans, IFRS specify that the company's liability shall be posted to the accounts on the basis of an actuarial valuation of the amount that will be paid on the date the right accrues. The provision for employee severance pay, which is recognised on the basis of specific Italian legislation that is still in force, is similar to a defined benefit plan, and thus it too is to be determined on the basis of an actuarial assessment.

As in the case of the provision for employee severance pay (*TFR*), liabilities for long-service payments (the cost of which had, until now, been recognised at the time the bonus accrued or was paid) are subject to actuarial calculations by an independent actuary. This calculation is based on assumptions related to future bonuses to be paid to active employees, current length of service, retirement age limitations and the estimated rate at which employees leave the Group and is also based on an estimate of the annual increase in the average bonus per person.

The actuarial recalculation of liabilities for future benefits to be paid to employees generated mixed effects on shareholders' equity as at 1 January 2004 and on the net profit for 2004. An increase in shareholders' equity was recognised for retirement plans and the TFR reserve, while there was a decrease in shareholders' equity due to the measurement of long-service payments. The recalculation of the TFR reserve and long-service payments produced a positive impact on the profit and loss account, while the recalculation of the defined benefit retirement plans generated a small negative effect.

Share-based Payment

The Group pays additional benefits to employees in the form of stock option plans. In accordance with Italian accounting principles, on the date stock options are allocated, no obligation or cost for compensation is recognised, but IFRS 2 (Share-based payments) specifies that the total amount of fair value on the date the stock options are allocated should be divided into equal portions during the vesting period and recognised in the profit and loss account with a balancing entry in the form of a liability for options settled in cash, and recognised in equity for options settled with the issuance of shares.

As a result, the application of this principle had a negative impact:
- on the profit and loss account for 2004 for both types of plans;
- on shareholders' equity as a result of stock option plans settled in cash at the time of the first adoption of IFRS and on subsequent dates.

Plans settled with shares have no impact on shareholders' equity since the increase in shareholders' equity is cancelled by the corresponding decrease in profit.

OTHER EFFECTS

Treasury shares

The Group has treasury shares which were purchased in 2004 following a plan approved by the Ordinary Shareholders' Meeting of 4 May 2004. With the adoption of IFRS, it is no longer permitted to report treasury shares under assets and record the related specific reserve in shareholders' equity items, which should instead be directly subtracted from shareholders' equity. Thus, the corresponding amount was removed from shareholders' equity with a negative impact on the latter effective 1 January 2004. This adjustment had no impact on profit for 2004.

Deferred Tax assets

The accounting procedure used by the Group until the 2003 reporting period called for conservatively posting deferred tax income to the accounts only for temporary deductible differences, which, on the basis of business plans, could be used over the following three years, and only for deferred tax income related to expenses which were already posted to the profit and loss account and were already known with certainty in the period in which they would have been deducted from taxable income.

In 2004, the above limitations were eliminated, and the Group complied with the widely accepted practice. This approach resulted in the posting of higher deferred tax income in the profit and loss account for 2004.

For the first adoption of IFRS, this effect was moved forward to 1 January 2004 with a positive impact of €160 million on *shareholders' equity as of that date, and a negative impact of €149 million on net profit for 2004.*

Revenue Recognition

In light of the different emphasis that IFRS place on revenue reporting, certain types of up-front income collected was recognised as a function of the term of the underlying products. In particular, this income is in the form of arrangement fees on term loans, for which the accrual basis for reporting was already accepted in 2004 with the resulting debit to the profit and loss account of the related extraordinary charges. This income also includes fees related to the placement of products of affiliate companies operating in non-banking sectors such as fees from the sale of insurance policies. As a result, on the transition date to IFRS, profits for previous periods were adjusted in respect of the portion of those revenues that had not accrued on the basis of the term of the underlying products, and only for the products of affiliates, pro-rata to the stake held in those companies. As a result, there was a negative impact on shareholders' equity and a positive impact on net profit, also taking into account the reversal of the extraordinary charge already recognised during the period.

Scope of Consolidation

The adoption of IFRS and the resulting elimination of the distinction between subsidiary ancillary companies, consolidated on a line-by-line basis, and non-ancillary companies, accounted for using the equity method, resulted in the revision of our scope of consolidation with the inclusion of certain companies that were previously excluded and a different recognition method for others.

As a result of this adjustment, as at 1 January 2004, shareholders' equity was increased by €49 million and net profit for 2004 rose by €2 million.

Tax

The impact on shareholders' equity of the application of IFRS was recognised net of tax, determined on the basis of regulations in effect in the countries in which the Group's companies are headquartered. In particular, for companies with head office in Italy:

- provisions for corporate income taxes were determined using a rate of 33%;
- provisions for IRAP (regional tax on productive activities) were determined using a rate of 4.25% increased as necessary to take into account regional add-ons for the banking industry.

Finally, it should be noted that deferred tax liabilities were not recognised since it is believed that on the basis of the overall amount of shareholders' equity reserves, including those already subject to taxation, no action will be taken involving the payment of taxes.

SUMMARY

- Thus, as indicated above, first-time adoption of IFRS resulted in an increase in shareholders' equity as at 1 January 2004 of €108 million, and at 1 January 2005 of €337 million, net of tax.
- Net profit for 2004, restated under IFRS, was lower by €62 million net of tax as compared with previous GAAP.

AUDIT OF RECONCILIATIONS REQUIRED BY IFRS 1

The reconciliations of balance sheet figures to IFRS figures as at 1 January 2004, 31 December 2004 and 1 January 2005, as well as the reconciliation of profit and loss for 2004, along with the related explanatory notes, have been audited by KPMG S.p.A.; the auditor's report has been issued on 4th October 2005.

Managing Director/CEO	Chief Accountant
PROFUMO	LECCACORVI



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ANNEXES

Statement of Significant Equity Investments pursuant to art.126 of CONSOB Regulation 11971 dated 14 May 1999

Statement of Significant Equity Investments pursuant to art.126 of CONSOB Regulation 11971 dated 14 May 1999

(List of equity investments and voting rights held, in any form, as at 31 December 2005, of over 10% and equal or greater than 20%, respectively, of capital in the form of share/interests with voting rights in unlisted companies, directly or indirectly held). *

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS- UND VERMOGENSVERWALTUNGS GMBH IN LIQUIDATION	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AAREAL HYPOTHEKEN VERMITTLUNGS GMBH	MANNHEIM		100.00	PLANETHOME AG	(a)
AB IMMOBILIENVERWALTUNGS - GMBH & CO XENOR KG	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			33.33	AB IMMOBILIENVERWALTUNGS-GMBH	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. O	VIENNA		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH		100.00	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH		100.00	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ACTIVE BOND PORTFOLIO MANAGEMENT GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
ACTIVEST FUND SERVICES S.A.	LUXEMBOURG		99.50	ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	(a)
			0.50	ACTIVEST INVESTMENTGESELLSCHAFT LUXEMBOURG SA	(a)
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERN		100.00	HVB ASSET MANAGEMENT HOLDING GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
AE CAPITAL INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
AE LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA		99.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
			1.00	AWT HANDELS GESELLSCHAFT M.B.H.	(a)
AGIR VERMOGENSVERWALTUNG GMBH & CO. KG	MUNICH		100.00	ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGROINVEST FPS AS IN LIKVIDATION	BRATISLAVA		100.00	UNIBANKA AS	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH		90.00	HVB IMMOBILIEN AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	VIENNA		33.33	DINERS CLUB CEE HOLDING AG	(a)
AIRPORT MUNICH LOGISTIC AND SERVICES GMBH	MUNICH		49.00	HVB PRINCIPAL EQUITY GMBH	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT		13.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			2.10	WESTFALENBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLGEMEINE BAUGESELLSCHAFT-A.PORR AG & UNIVERSALE-BAU AG, OHG ZUR ERRICHTUNG VON EIGENTUMSWOHNUNGEN	VIENNA		50.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ALLIANZ IMMOBILIENFONDS GMBH & CO. 2 KG	MUNICH		41.67	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB		19.90	ZAGREBACKA BANKA DD	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELL SCHAFT MBH	DRESDEN		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AMBROSIA & ARNICA HANDELSGES.M.B.H.	VIENNA		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIENVERWALTUNGS GMBH & CO. GRUNDBESITZ OHG	MUNICH		98.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			2.00	AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			1.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA		100.00	MY BETEILIGUNGS GMBH	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET S.A.	WARSAW		100.00	FINAL HOLDING SP.Z.O.O.	(a)
ASSINDIA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH I.L.	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATENVERKEHR GMBH	VIENNA		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
			2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA TICKET GES.M.B.H.	VIENNA		12.86	BA-CA ADMINISTRATION SERVICES GMBH	(a)
			36.14	MC MARKETING GMBH	(a)
AUTO MONDO COMPANY S.A.	BUCAREST		20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
AVW ALBRECHT VERMOGENSVERWALTUNG AKTIENGESELLSCHAFT	BUXTEHUDE		44.59	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG		100.00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE		19.05	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
B.F.S. BETEILIGUNGS-TREUHAND FUR SACHWERTE GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
B.I. ASESORAMIENTO FINANCIERO, S.A. I.L.	MADRID		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA WORLDWIDE FUND MANAGEMENT LTD	TORTOLA		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	VIENNA		99.90	BA-CA BETRIEBSOBJEKTE AG	(a)
			0.10	BA-CA OBJEKTFINANZIERUNG GMBH & CO OEG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.	PRAGUE		100.00	BA-CA BETRIEBSOBJEKTE AG	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA INFRASTRUTTURE FINANCE ADVISORY GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	VIENNA		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BA-CA LUNA LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA OBJEKTFINANZIERUNG GMBH	VIENNA		100.00	BA-CA BETRIEBSOBJEKTE AG	(a)
BA-CA OBJEKTFINANZIERUNG GMBH & CO OEG	VIENNA		99.99	BA-CA BETRIEBSOBJEKTE AG	(a)
			0.01	BA-CA OBJEKTFINANZIERUNG GMBH & CO OEG	(a)
BA-CA PRIVATE EQUITY GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BA-CA WIEN MITTE HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	VIENNA		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BAK VERWALTUNGS-GESELLSCHAFT MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BALEA SOFT GMBH & CO. KG	HAMBURG		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA CASSA DI RISPARMIO DI SAVIGLIANO SPA	SAVIGLIANO (CN)	31.01		UNICREDITO ITALIANO SPA	(a)
BANCA D' ITALIA	ROME	10.97		UNICREDITO ITALIANO SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCOM SP.Z.O.O.	WARSAW		99.69	ASSET S.A.	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CREDITANSTALT AG	VIENNA		0.01	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK AUSTRIA CREDITANSTALT FINANZSERVICE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	VIENNA		40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	VIENNA		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGSGMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK MEDICI AG	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK PEKAO SA	WARSAW		0.03	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK (in liquidation)	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	KRAKAU		74.00	BANK BPH SPOLKA AKCYJNA	(a)
BANKSERVICE	SOFIA		6.85	BULBANK AD	(a)
			6.49	HVB BANK BIOCHIM AD	(a)
			4.31	HEBROS BANK AD	(a)
BANQUE GALLIERE SA (in liquidation)	PARIS	17.50		UNICREDITO ITALIANO SPA	(a)
BASKET TRIESTE SRL (in bankruptcy)	TRIESTE	12.66		UNICREDITO ITALIANO SPA	(a)
BAVARIA FILMKUNST GMBH	MUNICH		20.59	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAO PAULO		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		22.52	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERN POWER LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BB-C VILA DOMY V.O.S.	PRAGUE		100.00	M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BE.MA.FIN. SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
BENTINI SPA	FAENZA (RA)		25.61	UNICREDIT BANCA SPA	(b)
BEOFINEST AD	BELGRADE	18.75		UNICREDITO ITALIANO SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNG MPV PROJEKTENTWICKLUNG GMBH	HAMBURG		50.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH		94.76	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
			4.98	BIL V & V VERMIETUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG		20.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW		14.95	BANK PEKAO SA	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW		15.76	BANK BPH SPOLKA AKCYJNA	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA		49.00	NOVA BANJALUCKA BANKA AD	(a)
BLUE CAPITAL AMERIKA GMBH & CO DRITTE OBJEKT USA KG	HAMBURG		100.00	BLUE CAPITAL REAL ESTATE GMBH	(a)
BLUE CAPITAL CANADIAN INVESTMENTS INC.	TORONTO		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL CANADIAN MANAGEMENT INC.	TORONTO		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY III GMBH & CO.KG	HAMBURG		16.67	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY VI GMBH & CO. KG	HAMBURG		8.33	BLUE CAPITAL EQUITY GMBH	(a)
			8.33	BLUE CAPITAL EQUITY MANAGEMENT GMBH	(a)
BLUE CAPITAL EQUITY VII GMBH & CO. KG	HAMBURG		8.33	BLUE CAPITAL EQUITY GMBH	(a)
			8.33	BLUE CAPITAL EQUITY MANAGEMENT GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN-OBJEKT NIEDERLANDE-VERWALTUNG GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. SECHSTE OBJEKTE GROSSBRITANNIEN KG	HAMBURG		90.90	BLUE CAPITAL FONDS GMBH	(a)
			9.10	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. SIEBTE OBJEKTE OSTERREICH KG	HAMBURG		90.90	BLUE CAPITAL FONDS GMBH	(a)
			9.09	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BLUE CAPITAL INVESTMENT INC.	ATLANTA		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL MANAGEMENT INC.	ATLANTA		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL METRO AMERIKA INC.	WILMINGTON		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PENNSYLVANIA INC.	ATLANTA		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BNL-BETEILIGUNGSGESELLSCHAFT NEUE LANDER GMBH & CO. KG IN LIQUIDATION	BERLIN		15.13	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			0.14	BANKHAUS NEELMEYER AG	(a)
			0.36	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD		90.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH (IN LIQUIDATION)	BREMEN		100.00	BANKHAUS NEELMEYER AG	(a)
BORICA AD	SOFIA		5.32	BULBANK AD	(a)
			4.72	HVB BANK BIOCHIM AD	(a)
			3.84	HEBROS BANK AD	(a)
BORSA ITALIANA SPA	MILAN	11.11		UNICREDITO ITALIANO SPA	(a)
			0.79	UNICREDIT BANCA MOBILIARE SPA	(a)
BPH AUTO FINANSE SA	WARSAW		100.00	BPH PBK LEASING S.A.	(a)
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW		100.00	BANK BPH SPOLKA AKCYJNA	(a)
BPH REAL ESTATE SA	WARSAW		100.00	BANK BPH SPOLKA AKCYJNA	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SA	WARSAW		49.86	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
			50.14	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG		13.57	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	ZAGREB		25.20	HVB BANK HUNGARY ZRT.	(a)
BULGARHIDROPONICK OOD	BOURGAS		24.81	BULBANK AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG		10.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	HAMBURG		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (IN LIQUIDATION)	PRAGUE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. KINOCENTER KG	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG- PROJEKTENTWICKLUNGS-	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BVK 2 GMBH (IN LIQUIDATION)	MUNICH		100.00	BVK HOLDING GMBH (IN LIQUIDATION)	(a)
BVK HOLDING GMBH (IN LIQUIDATION)	MUNICH		100.00	HVB BETEILIGUNGSGESELLSCHAFT MBH	(a)
C.I.M. BETEILIGUNGEN 1998 GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA BAU-FINANZIERUNGSBERATUNG GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CAC POJIST'OVACI MAKLERSKA SPOL.S R.O.	PRAGUE		100.00	CAC LEASING, A.S.	(a)
CA EUROPEAN BOND ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB ASSET MANAGEMENT S.A.I. S.A.	BUCAREST		94.97	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
			5.00	HVB BANK ROMANIA S.A.	(a)
CA IB BULINVEST EOOD	SOFIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE A.S.	PRAGUE		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB CORPORATE FINANCE D.D.	LJUBLJANA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE D.O.O.	BELGRADE		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE LTD., LONDON	LONDON		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA IB D.D.	ZAGREB		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB FINANCIAL ADVISERS SP.Z O.O	WARSAW		100.00	CA IB POLSKA SPOLKA AKCYJNA	(a)
CA IB INFRASTRUKTUP ROJEKTBERATUNGS GES. M.B.H.	VIENNA		100.00	GUS CONSULTING GMBH	(a)
CA IB INTERNATIONAL MARKETS AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INTERNATIONAL MARKETS LTD.	LONDON		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INVEST D.O.O	ZAGREB		50.00	CA IB D.D.	(a)
			50.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB INVESTMENT MANAGEMENT S.A.	WARSAW		40.00	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
			60.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB POLSKA SPOLKA AKCYJNA	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB ROMANIA SRL	BUCAREST		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB SECURITIES (NEW YORK), INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB SECURITIES INVESTMENT FUND MANAGEMENT RT	BUDAPEST		100.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB SECURITIES S.A.	WARSAW		100.00	CA IB POLSKA SPOLKA AKCYJNA	(a)
CA IB SECURITIES S.A. (BUCHAREST)	BUCAREST		99.98	HVB BANK ROMANIA S.A.	(a)
			0.01	CA IB ROMANIA SRL	(a)
CA IB TOKEPIACI RT. (CA IB CORPORATE FINANCE LTD.,BUDAPEST)	BUDAPEST		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CAE PRAHA A.S.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA		99.80	CALG ANLAGEN LEASING GMBH	(a)
CALL NOW TELEKOMMUNIKATIONSSERVICE GES. M.B.H	VIENNA		25.00	EUROMARKETING AG	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC	MANILA		100.00	HVB ASIA LIMITED	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	ALABANG		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC	(a)
CAPITALE E SVILUPPO SPA	PERUGIA	19.53		UNICREDITO ITALIANO SPA	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	VIENNA		26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
			26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			5.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
			1.00	DINERS CLUB CEE HOLDING AG	(a)
CARLO ERBA REAGENTI SPA	MILAN		99.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
CAROM IMMOBILIARE SRL	MILAN		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CASSA & ASSICURAZIONI SPA (in liquidation)	VERONA	65.00		UNICREDITO ITALIANO SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA (in liquidation)	TRIESTE	24.61		UNICREDITO ITALIANO SPA	(a)
CASSA DI RISPARMIO DI BRA SPA	BRA (CN)	31.02		UNICREDITO ITALIANO SPA	(a)
CASSA DI RISPARMIO DI FOSSANO SPA	FOSSANO (CN)	23.08		UNICREDITO ITALIANO SPA	(a)
CASSA DI RISPARMIO DI SALUZZO SPA	SALUZZO (CN)	31.02		UNICREDITO ITALIANO SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE		20.00	HVB BANK CZECH REPUBLIC A.S.	(a)
CBD INTERNATIONAL SP. ZO.O.	WARSAW		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
CDT ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GMBH	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CENTAR GRADSKI PODRUM DOO	ZAGREB		15.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH		17.35	HVB BANK BIOCHIM AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	VIENNA		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	VIENNA		83.56	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH		26.98	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	VIENNA		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA		17.78	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.MI.M. SCPA *(in liquidation and in bankruptcy)*	JESI	12.82		UNICREDITO ITALIANO SPA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	KRAKOW		98.00	BANK BPH SPOLKA AKCYJNA	(a)
			2.00	HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	KRAKOW		100.00	BANK BPH SPOLKA AKCYJNA	(a)
CGE POWER LIMITED	LONDON		33.33	BAYERN POWER LIMITED	(a)
CHEMIE PENSIONSFONDS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING		17.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	VIENNA		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA		19.63	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
CIS EMERGING GROWTH LTD.	ST.HELIER		100.00	GUS CONSULTING GMBH	(a)
CITEC IMMOBILIEN IN DEUTSCHLAND AG	VIENNA		20.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITY CARRE VERWALTUNGS B.V.	THE HAGUE		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
CITY HOTEL GMBH	BAD VILBEL		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
CMP FONDS I GMBH	BERLIN		24.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
COB3 BETEILIGUNGEN UND LEASING GMBH	VIENNA		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COMES BAUCONCEPT GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
COMLE@SE & COMFIN@NCE GMBH &CO. KG (in liquidation)	CAMIN		100.00	HVB LEASING GMBH	(a)
COMLE@SE ONLINE GMBH	CAMIN		100.00	HVB LEASING GMBH	(a)
CONETWORK GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CORCIANO CALZATURE SPA (in liquidation)	ELLERA UMBRA (PG)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	VIRGIN ISLAND		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME	17.00		UNICREDITO ITALIANO SPA	(a)
CREDITANSTALT GLOBAL MARKETS FUND ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAGE GESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CRESCAT EQUITY 1 BETEILIGUNGSGESELLSCHAFT MBH & CO. KG	HAMBURG		59.44	BLUE CAPITAL EQUITY GMBH	(a)
CROWN WESTFALEN CREDIT SERVICES GMBH	BOCHUM		50.00	WESTFALEN CREDIT SERVICES GMBH	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DANIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DAYOCO LTD.	HONG KONG		50.00	NINGBO HOLDING GMBH	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	VIENNA		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DELLA VALLE FINANZIARIA SPA (in liquidation)	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELLA VALLE IMMOBILIARE SPA (in liquidation)	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE BRENNER-TUNNEL PROJEKTGESELLSCHAFT MBH I.L.	MUNICH		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE SCHIFFSBANK AG	HAMBURG		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT		12.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT		35.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			1.63	BLUE CAPITAL FONDS GMBH	(a)
			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN-OBJEKT NIEDERLANDE-VERWALTUNG GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DINERS CLUB CEE HOLDING AG	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
DORION GMBH & CO. KG	MUNICH		94.00	NADINION OBJEKT HUESTRASSE GMBH & CO. KG	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		25.00	CALG ANLAGEN LEASING GMBH	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES. M.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DRITTE UNIPRO IMMOBLIEN-PROJEKTIERUNGS GMBH & CO JUDITH-AUER-STASSE KG	BERLIN		100.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
DROSBACH HOLDING (LUXEMBURG) S.A.	LUXEMBOURG		25.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DRUSTVO ZA UPRAVLJANJE PRIVATZACIONIM FONDOM "BLB-MENANDZMENT	BANJA LUKA		40.00	NOVA BANJALUCKA BANKA AD	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	VIENNA		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	VIENNA		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	VIENNA		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA (in receivership)	ROME		85.43	UNICREDIT BANCA D'IMPRESA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF		30.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ENTWICKLUNGSAGENTUR GUTERVERKEHRSZENTRUM TRIER I GMBH	TRIER		85.00	AGRUND GRUNDSTUCKS-GMBH	(a)
ERATECH S.A.	LODZ		75.39	ASSET S.A.	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG		68.22	HVB FONDSFINANCE GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG		68.20	HVB FONDSFINANCE GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG		64.24	HVB FONDSFINANCE GMBH	(a)
			0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESE LLSCHAFTM.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ESMT EUROPEAN SCHOOL OF MANAGEMENT AND TECHNOLOGY GMBH	BERLIN		24.24	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EURO SYNERGIES MANAGEMENT S.A.	PARIS		20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROMARKETING AG	VIENNA		71.18	MY BETEILIGUNGS GMBH	(a)
EUROPACENTER KFT.	BUDAPEST		50.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
EUROPAY AUSTRIA ZAHLUNGSVERKEHRSSYSTEME GMBH	VIENNA		13.59	BANK AUSTRIA CREDITANSTALT AG	(a)
			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	VIENNA		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH		99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
			1.00	EVARIS OBJECTGESELLSCAHFT BETEILIGUNGS GMBH	(a)
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	SEGUSINO (TV)		60.97	UNICREDIT BANCA MEDIOCREDITO SPA	(b)
FI.MA. SRL	PERUGIA		100.00	UNICREDIT BANCA SPA	(b)
FABRYKA MASZYN W JANOWIE LUBELSKIM SP. ZOO	JANOW LUBELSKI		86.68	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	VIENNA		42.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
FAMILY TRUST MANAGEMENT EUROPE S. A.	LUXEMBOURG		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FASALEX GMBH	KOPFIN		37.10	GRUNDERFONDS GMBH	(a)
FERNSEH HOLDING III SARL	LUXEMBOURG		3.50	HVB INDUSTRIEBETEILIGUNGSGESELLSCH AFT SARL	(a)
			8.00	HVB CAPITAL PARTNERS SARL	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE AREAL II KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE AREAL I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
FINAL HOLDING SP.Z.O.O.	WARSAW		100.00	BANK BPH SPOLKA AKCYJNA	(a)
FINAL S.A.	DABROWA GORNICZA		99.73	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL RISK MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FINAOSTA SPA	AOSTA	10.71		UNICREDITO ITALIANO SPA	(a)
FINESCO S.A.	WARSAW		18.96	FINAL HOLDING SP.Z.O.O.	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO	11.84		UNICREDITO ITALIANO SPA	(a)
FIORONI INGEGNERIA SPA (in receivership)	PERUGIA		30.05	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI INVESTIMENTI SPA (in receivership)	PERUGIA		30.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI SISTEMA SPA (in receivership)	PERUGIA		26.18	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON		19.99	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-AKTIENGESELLSCHAFT	VIENNA		50.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FMW INDUSTRIEANLAGEN GMBH	VIENNA		44.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
FONDERIA METALLI CONVEYORS SRL	MONTE MARENZO (LC)		90.00	UNICREDIT BANCA MEDIOCREDITO SPA	(b)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FONTANA KURHOTEL GESELLSCHAFT M.B.H.	VIENNA		99.00	FONTANA HOTELVERWALTUNGSGESELLSC HAFT M.B.H.	(a)
FOOD & MORE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FORMAC BETEILIGUNGSGESELLSCHAFT MBH	HAMBURG		33.33	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW		100.00	PBK PROPERTY SP. Z.O.O.	(a)
FREIZEITPARK OBERLAA VERMIETUNGS GMBH	VIENNA		75.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
G.E. GRUPPO ELDO SPA (in receivership)	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
G.F.S. MANAGEMENT KANTOOR B.V.	THE HAGUE		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE SPA	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCH AFT M.B.H.	VIENNA		99.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT		14.29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESELLSCHAFT FUR GRUNDBESITZ MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GI VENTURES AKTIENGESELLSCHAFT	MUNICH		20.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
GIRAGLIA IMMOBILIARE SPA			17.15	UNICREDIT BANCA D'IMPRESA SPA	(a)
GIRO BANKKARTYA RT.	BUDAPEST		25.42	HVB BANK HUNGARY ZRT.	(a)
GIW GESELLSCHAFT FUR INFORMATIONSTRANSFER UND WEITERBILDUNG MBH I.L.	ALFTER		100.00	BVK HOLDING GMBH (IN LIQUIDATION)	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT		23.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT		15.12	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN		94.00	HVB PROJEKT GMBH	(a)
GOLFANLAGEN KLOPEINERSEE-TURNERSEE GESELLSCHAFT M.B.H. & CO. KG	ST.KANZIAN		11.24	BANK AUSTRIA CREDITANSTALT AG	(a)
			4.17	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT AG	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS GMBH	VIENNA		100.00	FM BETEILIGUNGS-AKTIENGESELLSCHAFT	(a)
GRADSKI PODRUM D.D. IN LIQUIDAZIONE	ZAGREB		15.04	ZAGREBACKA BANKA DD	(a)
			54.76	ZABA TURIZAM DOO	(a)
GRAND CENTRAL RE LIMITED	HAMILTON		92.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA SPA	CORTINA D'AMPEZZO (BL)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GREENGOLD KERNOL HANDELS GMBH	GRAZ		20.00	GRUNDERFONDS GMBH	(a)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	LJUBLJANA		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	VIENNA		100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
			7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	DORNBIRN		100.00	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S. BETEILIGUNGS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 10 GMBH & CO. KG	MUNICH		23.66	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 14 GMBH & CO. KG	MUNICH		50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
			50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 20 KG	MUNICH		90.91	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	THE HAGUE		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 4 KG	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS SCHLOSSGALERIE BERLIN-STEGLITZ GMBH & CO. KG	MUNICH		31.25	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			62.50	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
			6.25	H.F.S. IMMOBILIENFONDS GMBH	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `ECUADOR` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `HAITI` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `INDIEN` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `JAVA` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `KOREA` KG	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `KUBA` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `MALAYSIA` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `PANAMA` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND `THAILAND` KG	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND `HAWAI` KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 GMBH &CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANS PRESSEL BETEILIGUNGS-GES.M.B.H.	VIENNA		100.00	EUROMARKETING AG	(a)
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG		50.00	NORDINVEST NORDDUTSCHE INVESTMENT-GESELLSCHAFT MBH	(a)
HANSE CHEMIE AG	GEESTHACHT		13.00	CONETWORK GMBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE SRL	ROME		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			2.00	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	JENA		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HESTAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH		25.00	HVB TECTA GMBH	(a)
			75.00	HVB PROJEKT GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM		47.17	TERRONDA DEVELOPMENT B.V.	(a)
HOTEL FURSTENHOF BETRIEBSGESELLSCHAFT MBH I.L.	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HOTEL RUGEN BETRIEBS- UND MANAGEMENT GMBH	FRANKFURT		25.20	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN		94.00	HVB PROJEKT GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HP IT-SOLUTIONS GMBH	INNSBRUCK		14.29	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK DOO	ZAGREB		14.00	ZAGREBACKA BANKA DD	(a)
			10.00	HVB SPLITSKA BANKA D.D., SPLIT	(a)
HVB ALTERNATIVE ADVISORS INC.	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY		100.00	HVB ASIA LIMITED	(a)
HVB BANCA PENTRU LOCUINTE S.A.	BUCAREST		35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			10.00	HVB BANK ROMANIA S.A.	(a)
HVB BANK LATVIA AS	RIGA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPUSTAR (HONG KONG) LTD	HONG KONG		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HVB CAPE BLANC LLC	WILMINGTON		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL MANAGEMENT, INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL MARKETS INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL PARTNERS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CONSULT GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CREDIT ADVISORS LIMITED	DUBLIN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FACTOR PENZUGYI SZOLGALTATO RT.	BUDAPEST		98.72	HVB BANK HUNGARY ZRT.	(a)
			1.28	SAS-REAL KFT	(a)
HVB FACTORING S.R.O.	BRATISLAVA		20.00	FACTORBANK AKTIENGESELLSCHAFT	(a)
			80.00	HVB BANK SLOVAKIA A.S.	(a)
HVB FACTORING S.R.O.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
HVB FINANCE LONDON LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FINANCNE SLUZBY S.R.O.	BRATISLAVA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB FINANZBERATUNG GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB FONDSFINANCE GMBH	MUNICH		95.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			5.00	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HVB FUND SERVICES LIMITED	DUBLIN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FUNDING TRUST II	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	DOVER		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB IMMOBILIE SLOVAKIA SPOL.S.R.O.	BRATISLAVA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB IMMOBILIEN AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON		100.00	HVB CAPE BLANC LLC	(a)
HVB LIFE SCIENCE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO GMBH & CO. KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO VERWALTUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON		100.00	HVB U.S. FINANCE INC.	(a)
HVB PENSIONSFONDS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS-SERVICE GMBH	MUNICH		100.00	HVB PENSIONSFONDS AG	(a)
HVB PGUP LLC	NEW YORK		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB POSREDNIK DOO	BELGRADE		100.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
HVB REALTY CAPITAL INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH		51.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH		80.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB STRUCTURED INVEST S.A.	LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB TECTA GMBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVBFF AIRCRAFTLEASING GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF GEBAUDESANIERUNG GMBH & CO ERSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF HAVELLAND GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF IMMOBILIEN-FONDS GMBH & CO WOHNUNGEN LEIPZIG ZWEITE KG	OLDENBURG		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH		90.00	HVB FONDSFINANCE GMBH	(a)
			10.00	HVBFF VERWALTUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ACHTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO FUNFTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO NEUNTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO SECHSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO SIEBTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO VIERTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING-FONDS GMBH & CO WOHNUNGEN NAUEN ZWEITE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	MUNICH		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVBFF VERWALTUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELLSCH AFT M.B.H.	VIENNA		99.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
I.C.M. SPA (in liquidation)	REZZATO (BS)		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	SUMIRAGO (VA)		100.00	UNICREDIT BANCA MEDIOCREDITO SPA	(b)
I GEMELLI DI S. BENIGNO SRL (in liquidation)	GENOA		12.24	UNICREDIT BANCA D'IMPRESA SPA	(a)
IFEM SPA (in liquidation)	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IGICOR SPA (in liquidation)	VERONA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT SPA (in liquidation)	CASTEL SAN PIETRO TERME (BO)		96.67	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMM.EDIL.SEI SRL	ROME		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMMO I IMMOBILIEN + MOBILIEN-VERMIETUNGS GMBH & CO.KG.	VIENNA		95.00	IMMOBILIEN VERMIETUNGS GMBH	(a)
			5.00	M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	(a)
IMMOBILIEN RATING GMBH	VIENNA		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			19.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	VIENNA		87.50	IMMOBILIEN VERMIETUNGS GMBH	(a)
			12.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
INDUSTRIA BRIANTEA GIOCATTOLI SPA IN LIQUIDAZIONE E IN CONCORDATO PREVENTIVO	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA		61.37	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRACOM ITALIA SOCIETA' PER AZIONI	VERONA	11.24		UNICREDITO ITALIANO SPA	(a)
INFRASTRUKTUR HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	VIENNA		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INNOVEND HANDELSGES.MBH	VIENNA		22.00	GRUNDERFONDS GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
INTERFINANZIARIA S. A.	LUGANO		33.30	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
INTERPARK MANAGEMENT GMBH & CO. KG	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
INTERPARK MANAGEMENT VERWALTUNGS GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
INTERPORTO ROMA EST SPA	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	WILMINGTON		24.65	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESTBROKER A.D.	BELGRADO		66.65	HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	(a)
IR SERVICES SP Z0.O.	WARSAW		99.08	CA IB POLSKA SPOLKA AKCYJNA	(a)
			0.92	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDEBURG		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE - FINPIEMONTE SPA	TURIN	12.15		UNICREDITO ITALIANO SPA	(a)
			0.26	UNICREDIT BANCA MEDIOCREDITO SPA	(a)
ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA (PROFINGEST)	BOLOGNA	12.08		UNICREDITO ITALIANO SPA	(a)
ITALTEL SPA	MILAN		37.42	UNICREDIT BANCA D'IMPRESA SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN		29.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JAKALA PROMOPLAN SPA	MILAN		74.09	UNICREDIT BANCA D'IMPRESA SPA	(b)
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEV		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
JUNIORS' PLAYTIME SRL (in liquidation)	PIANORO (BO)		23.91	UNICREDIT BANCA D'IMPRESA SPA	(b)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	VIENNA		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KELLER CROSSING L.P.	GEORGIA		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KLEA ZS-IMMOBILIENVERMIETUNG G.M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG G.M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
KOHLER & KRENZER FASHION AG	EHRENBERG		50.00	BAYERISCHE HYPO- UND VEREINSBANK AKTIENGESELLSCHAFT	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH-PARTENKIRCHEN		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW		11.48	BANK BPH SPOLKA AKCYJNA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYER	MUNICH		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	VIENNA		100.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	VIENNA		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
LA FONTE VIERUNDNEUNZIGSTE VERMÖGENSVERW ALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
LA FONTE VIERUNDNEUNZIGSTE VERMÖGENSVERWA LTUNGSGESELLSCHAFT MBH & CO. BETEILIGUNGS KG	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
LADIS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
LADON VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
LAMBACHER HITIAG LEINEN AG	STADL-PAURA		45.57	MY FUNF HANDELS GMBH	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
LASER SRL (in liquidation)	MILAN		22.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B.H.	VIENNA		100.00	LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		17.20	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	VIENNA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEMONGRASS AGENTUR FUR DIREKTMARKETING & WERBUNG GES.M.B.H	VIENNA		100.00	HANS PRESSEL BETEILIGUNGS-GES.M.B.H.	(a)
LENG LOI LIMITED	HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANGAGEMENT ERSTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
LIMITED LIABILITY COMPANY "B.A. REAL ESTATE"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
LINQ MINING FUND	PERTH		23.72	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LNC (SPV-AMC) CORP	ALABANG		40.00	CAMERON GRANDVILLE ASSET MANAGEMENT (SPV-AMC) INC	(a)
LNC INVESTMENTS HOLDINGS INC	MANILA		40.00	CAMERON GRANDVILLE ASSET MANAGEMENT (SPV-AMC) INC	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
LWB OBJEKT GMBH & CO ZWEITE KG	LEIPZIG		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
M.A.I.L. ALPHA PROPERTIES V.O.S.	PRAGUE		100.00	M.A.I.L. IMMOBILIEN INVEST PRAG ALPHA VERWALTUNGS GMBH & CO. KEG	(a)
M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMB H	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	VIENNA		99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. GAMMA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA		100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. IMMOBILIEN INVEST PRAG ALPHA VERWALTUNGS GMBH & CO. KEG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	VIENNA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO PRIMERA KEG	VIENNA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. WARSCHAU PROPERTY INVEST ALPHA GMBH	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L.STRATOS REAL SP.ZO.O.	WARSAW		99.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
			1.00	REAL INVEST PROPERTY GMBH	(a)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (IN LIQUIDATION)	ZAGREB		50.00	ZAGREBACKA BANKA DD	(a)
MANFRED HANDBUCHLER GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARITIME CONTAINER N. 13 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 14 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 15 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 17 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 18 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MARITIME CONTAINER N. 21 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N.16 LTD	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO. 7 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.1 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.10 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.11 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.12 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.2 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.3 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.4 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.5 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.6 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.8 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.9 LTD.	HAMBURG		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME SICHERHEITEN GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MARIVÀTURIST D.D. (IN LIQUIDATION)	MAKARSKA		81.75	HVB SPLITSKA BANKA D.D., SPLIT	(a)
MASCHINEN + ANLAGEN INVESTITIONS-LEASING GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MATHER MA LEASING GMBH & CO. OHG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AKTIENGESELLSCHAFT	(a)
MC MARKETING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	VIENNA		100.00	MC MARKETING GMBH	(a)
MEDIA DRUCK GMBH	TULLN		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIA MAGNUS SP.Z.O.O.	WARSAW		100.00	FINAL HOLDING SP.Z.O.O.	(a)
MEGADYNE INTERMEDIA SRL	MATHI (TO)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MEMIQ (IN LIQUIDATION)	HAAR		46.65	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN	18.50		UNICREDITO ITALIANO SPA	(a)
MEZZANIN FINANZIERUNGS AG	VIENNA		68.33	BANK AUSTRIA CREDITANSTALT AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVERWALTUNGSGE SELLSCHAFT MBH & CO BETA KG	POTSDAM		10.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MIEDZYBANKOWE CENTRUM GOTOWKI SP.Z.O.O.	CRACOVIA		25.00	BANK BPH SPOLKA AKCYJNA	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
MINDELO HOLDINGS B.V.	AMSTERDAM		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN		11.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	HANNOVER		15.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDEN		11.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURG		12.70	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT		13.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MLI MUNCHENER LEASING & INVESTITION DREIZEHNTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION FUNFZEHNTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION VIERZEHNTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITON SIEBTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MOBILITY CONCEPT GMBH	UNTERHACHING		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH		23.00	HVB PROJEKT GMBH	(a)
MONDUZZI EDITORE S.p.A	BOLOGNA		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTEL LE QUERCE SRL	PERUGIA		32.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD		51.20	HVB FONDSFINANCE GMBH	(a)
MOTOSOFT SP.Z.O.O.	WARSAW		90.91	ASSET S.A.	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET DRITTE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON		12.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MPV PROJEKTENTWICKLUNG GMBH & CO. OBJEKT SCHWERIN-KREBSFORDEN KG	HAMBURG		50.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY SECHS HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MTS-CeTO SA	WARSAW		5.68	BANK BPH SPOLKA AKCYJNA	(a)
			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
			2.71	BANK PEKAO SA	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
N665UA OFFSHORE GP, LLC	GEORGE TOWN		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION OBJEKT HUESTRASSE GMBH & CO. KG	MUNICH		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	VIENNA		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NEW ELAINE UK LTD.	LONDON		31.82	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)
NINGBO HOLDING GMBH	MUNICH		100.00	HVB PRINCIPAL EQUITY GMBH	(a)
NORD AUTO PIMAZZONI SPA (in liquidation)	VERONA		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
NOTARTREUHANDBANK AG	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVA BANJALUCKA BANKA AD	BANJA LUKA		83.27	BANK AUSTRIA CREDITANSTALT AG	(a)
NOWE OGRODY SP ZOO	GDANSK		96.00	PEKAO DEVELOPMENT SP. ZOO	(a)
NRS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH I.L.	MUNICH		100.00	AMPHITRYON IMMOBILIENVERWALTUNGS GMBH & CO. GRUNDBESITZ OHG	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGU NGSGESELLSCHAFT M.B.H.	LINZ		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT SECUNDA V.O.S	PRAGUE		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OKOLOGISCHER GEWERBEPARK ENTWICKLUNGS GMBH NFG OEG	VIENNA		100.00	CALG ANLAGEN LEASING GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLYMPUS @ HCS S.A. (IN LIQUIDATION)			20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKTE SYLT KG	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
OOO "IMB LEASING COMPANY"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
OREL G HOLDING AD	SOFIA		19.33	BULBANK AD	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	VIENNA		29.50	BANK AUSTRIA CREDITANSTALT AG	(a)
OTEGAU OSTTHURINGER ENTWICKLUNGSGESELLSCHAFT MBH ARBEIT UND UMWELT	GERA		23.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH		30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			60.00	T & P VASTGOED STUTTGART B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH		30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			60.00	T & P VASTGOED STUTTGART B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH		51.00	HVB PROJEKT GMBH	(a)
P & U BURO- UND WOHNPARKERRICHTUNGSGES. M.B.H.	VIENNA		40.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PANEM ITALIA SPA	MUGGIO' (MI)		80.88	UNICREDIT BANCA D'IMPRESA SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF		46.57	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PASC SRL (in bankruptcy)	ROME		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PBK PROPERTY SP. Z.O.O.	WARSAW		99.99	BANK BPH SPOLKA AKCYJNA	(a)
			0.01	HVB AUTO FINANSE SA	(a)
P-BUROORGANISATIONS GMBH	VIENNA		100.00	EUROMARKETING AG	(a)
PEGASUS BAUTRAGER GMBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEKAO IMMOBILIER SARL	PARIS		100.00	BANK PEKAO SA	(a)
PENSION CONSULT BERATUNGSGESELLSCHAFT FUR ALTERSVORSORGE MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PETRION VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	VIENNA		33.33	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
PKBL S.A. (IN LIQUIDATION)	WARSAW		84.51	ASSET S.A.	(a)
PLAN TRADE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PLANETHOME AG	MUNICH		99.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS O	VIENNA		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
			0.10	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
PODLASKIE CENTRUM ROLNO-TOWAROWE S.A.	BIALYSTOK		28.10	FINAL HOLDING SP.Z.O.O.	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	SNIADOWA		21.30	BANK BPH SPOLKA AKCYJNA	(a)
PORA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE "NOVY SWIAT" S.A.	WARSAW		39.56	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRIMEO FUND LIMITED	GEORGE TOWN		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
PROCON MULTIMEDIA AKTIENGESELLSCHAFT	HAMBURG		25.00	CONETWORK GMBH	(a)
PROMOPLAN SPA	MILAN		90.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STUTTGART		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH		75.00	HVB TECTA GMBH	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA	WARSAW		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PTP LIEGENSCHAFTSENTWICKLUNG AG	VIENNA		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
R.Z.W. CIMDATA AG	WEIMAR		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
REAL INVEST "ATLAS" IMMOBILIENERRICHTUNGS- UND -BETEILIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE		90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD		PARENT COMPANY	TYPE OF OWNERSHIP
		DIRECT	INDIRECT		
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	VIENNA		26.67	RE-ST.MARX HOLDING GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH		15.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
REMBRANDTIN LACK G.M.B.H. NFG KG	VIENNA		98.00	REMHO BETEILIGUNGS GMBH	(a)
REMHO BETEILIGUNGS GMBH	VIENNA		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
REMISE IMMOBILIENVERWALTUNGS GMBH	VIENNA		100.00	MC MARKETING GMBH	(a)
REMKOMP BETEILIGUNGS GMBH	VIENNA		100.00	REMHO BETEILIGUNGS GMBH	(a)
REMU GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH I.L.	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
RE-ST.MARX HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
RICHLAND HILLS CENTER L.P.	GEORGIA		99.00	US PROPERTY INVESTMENTS INC.	(a)
			1.00	VUWB INVESTMENT INC.	(a)
RISTORANTE TRASIMENO SRL	PERUGIA		57.00	UNICREDIT BANCA SPA	(b)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROMCARD S.A.	BUCAREST		20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
ROMWOOL S.A. IN LIQUIDATION	BUCAREST		16.40	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROSEDALE BEHEER B.V.	AMSTERDAM		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
ROSENTHAL BETEILIGUNGS GMBH	MUNICH		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG (IN LIQUIDATION)	MUNICH		97.00	HVB TECTA GMBH	(a)
RUDOLF PIBER 2001 GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
S.A.S.E. SPA	PERUGIA	11.38		UNICREDITO ITALIANO SPA	(a)
S.I.CRE.F. SRL (in bankruptcy)	VERONA	16.00		UNICREDITO ITALIANO SPA	(a)
SAET - SOCIETÀ APPLICAZIONI ELETTRO TERMICHE SPA	TURIN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SALIMA WIEN-MITTE PROJEKTENTWICKLUNG GMBH	VIENNA		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESEL LSCHAFT M.B.H.	SALZBURG		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SAN GIUSTO SEA CENTER SPA	TRIESTE		86.72	UNICREDIT BANCA SPA	(b)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SAS-REAL KFT.	BUDAPEST		99.80	HVB BANK HUNGARY ZRT.	(a)
			0.02	HVB FACTOR PENZUGYI SZOLGALTATO RT	(a)
SAUR CO-INVEST FCPR	PARIS		10.53	HVB CAPITAL PARTNERS AG	(a)
SB NEKRETNINE D.O.O.	SPLIT		100.00	HVB SPLITSKA BANKA D.D., SPLIT	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS- KG	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	VIENNA		40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
			60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	VIENNA		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK INVEST AG	SALZBURG		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH		90.00	HVB PROJEKT GMBH	(a)
SCHWABISCHE BANK AG	STUTTGART		25.05	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCI PLATEU DE GUYANCOURT	GUYANCOURT		14.96	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCIPOMAR S.A. (IN LIQUIDATION)	BAIA MARE		17.41	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
SCONTOFIN SA	LUXEMBOURG		15.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
SE. AM. SERVIZI AMMINISTRATIVI SRL	RIMINI		100.00	UNICREDIT BANCA SPA	(b)
SEBI SPA	PERUGIA	15.68		UNICREDITO ITALIANO SPA	(a)
SECARON AG	HALLBERGMOOS		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	VIENNA		24.41	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SERVIZI VENETI ECOLOGICI SPA (in bankruptcy)	ROVIGO		79.66	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SFB CAPITAL MARKET AD	SOFIA		10.20	HVB BANK BIOCHIM AD	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPIN CARD BETRIEBS GMBH	KLAGENFURT		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER BRATISLAVA SPOL SRO	BRATISLAVA		100.00	REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	(a)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA SPA (in liquidation)	REANA DEL ROYALE (UD)		37.04	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SIA "HVB LEASING"	RIGA		49.00	HVB LEASING GMBH	(a)
			51.00	HVB BANK LATVIA AS	(a)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	DUSSELDORF		99.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	(a)
			5.00	HVB PROJEKT GMBH	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	KOLN		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	KOLN		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SKOGAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SM-END-2-END.DE AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SOCIETA DELLA FERROVIA FRIULANA SPA (in liquidation)	GORIZIA	18.57		UNICREDITO ITALIANO SPA	(a)
SOCIETÀ PER I SERVIZI BANCARI - SSB SPA	MILAN	13.30		UNICREDITO ITALIANO SPA	(a)
			..	UNICREDIT BANCA MEDIOCREDITO SPA	(a)
SOCIETÀ AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA	10.08		UNICREDITO ITALIANO SPA	(a)
SOCIETÀ REGIONALE DI GARANZIA MARCHE SOCIETÀ COOPERATIVA A R.L.	ANCONA	11.54		UNICREDITO ITALIANO SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SOLOS IMMOBILIEN-UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STUTTGART		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	VIENNA		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER HAFTUNG	KELKHEIM		40.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II GMBH	AUGSBURG		18.60	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STRATOS REAL SP.Z.O.O.SPK.	WARSAW		100.00	M.A.I.L. STRATOS REAL SP ZO.O	(a)
STRUCTURED LEASE GMBH	CAMIN		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	VIENNA		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			1.79	SCHOELLERBANK	
SUNTO SRL	MILAN		80.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SYSTEM INDUSTRIE ELEKTRONIC AG	LUSTENAU		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM		87.50	HVB PROJEKT GMBH	(a)
TAI TAM LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TALISA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA		100.00	TC-QUINTA IMMOBILIENBETEILIGUNGSGES ELLSCHAFT M.B.H	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	TC-QUINTA IMMOBILIENBETEILIGUNGSGES ELLSCHAFT M.B.H	(a)
TC-QUINTA IMMOBILIENBETEILIGUNGSGESELLSCH AFT M.B.H	VIENNA		99.90	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			0.10	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCH AFT M.B.H	VIENNA		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA		23.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TERRCASA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMI TTLUNGS-KG	MUNICH		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZESTRASSE KG	MUNICH		75.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM		100.00	HVB PROJEKT GMBH	(a)
THE HARMONY LIMITED PARTNERSHIP	GEORGE TOWN		100.00	HVB ASSET LEASING LIMITED	(a)
THE RHAPSODY LIMITED PARTNERSHIP	GEORGE TOWN		100.00	HVB ASSET LEASING LIMITED	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN		20.93	HVB ASSET LEASING LIMITED	(a)
THETA FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TIESSE TEXTILE SERVICE SRL (in liquidation)	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
TISHMAN SPEYER BERLIN GMBH & CO. FRIEDRICHSTRASSE KG	BERLIN		41.92	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			6.00	HVB PROJEKT GMBH	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
TL DRITTE TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
TL ZWEITE TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGEGESELLSCHAFT M.B.H. & CO. BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	VIENNA		0.42	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			99.58	TC QUARTA PROJECKTVERWALTUNGSGESEL SCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVORITEN REVITALISIERUNGS KG	VIENNA		99.22	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
			0.16	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. CO. WOHNPARK PALTAUFGASSE VERMIETUNGS KG	VIENNA		100.00	TC-TERTIA PROJEKTVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIERUNGS KG	VIENNA		100.00	TC SECUNDA PROJEKTVERWALTUNGSGESEL LSCHAFT M.B.H.	(a)
TREVITEX SPA (in bankruptcy)	MILAN		44.49	UNICREDIT BANCA D'IMPRESA SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES. M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TRZISTE NOVCA I KRATKOROCNIH VRIJEDNOSNICA DD	ZAGREB		8.16	ZAGREBACKA BANKA DD	(a)
			3.95	HVB SPLITSKA BANKA D.D., SPLIT	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TRITON GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
UBF MITTELSTANDSFINANZIERUNGS AG	VIENNA		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
UDEKO HANDELSGESELLSCHAFT MBH	LUXEMBOURG		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UI BETEILIGUNGSGESELLSCHAFT MBH	FRANKFURT		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDEBURG		100.00	ISB UNIVERSALE BAU GMBH	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	BEIJING		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNITAS WOHNBAU GES.M.B.H.	VIENNA		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNTERNEHMENS INVEST AG	VIENNA		12.97	BANK AUSTRIA CREDITANSTALT AG	(a)
US OFFICE VII L.P.	DALLAS		100.00	US PROPERTY INVESTMENTS INC.	(a)
US PROPERTY INVESTMENTS INC.	DALLAS		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
VAL RENDENA FUNIVIE Srl (in liquidation)	PONTE ARCHE (TN)	10.71		UNICREDITO ITALIANO SPA	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-PENSIONSKASSE AKTIENGESELLSCHAFT	VIENNA		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM		10.06	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENEZIA	15.30		UNICREDITO ITALIANO SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL GMBH & CO KG	HAMBURG		90.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			10.00	HVB LEASING GMBH	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VIRGINIA SRL	MODENA		58.94	UNICREDIT BANCA SPA	(b)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	NEW YORK		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF		13.64	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH	MUNICH		80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments and voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST		98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
			1.25	HVB BANK HUNGARY ZRT.	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	VIENNA		97.30	TC-TERTIA PROJEKTVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
			2.70	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
WEAG LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WED HOLDING GESELLSCHAFT M.B.H.	VIENNA		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHA	VIENNA		18.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESELLSCH AFT M.B.H.	VIENNA		99.99	BANK AUSTRIA CREDITANSTALT AG	(a)
WESTFALEN CORPORATE FINANCE GMBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WESTFALEN CREDIT SERVICES GMBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WESTFALEN KAPITALVERWALTUNGSGESELLSCHAFT MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WIENER BORSE AG	VIENNA		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	VIENNA		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT REG GEN. MBH	VIENNA		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOCHENKURIER VERLAGSGESELLSCHAFT MBH	HAGEN		75.00	WESTFALEN KAPITALVERWALTUNGSGESELL SCHAFT MBH	(a)
WUSTENROT STAMBENA STEDIONICA D.D.	ZAGREB		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZAO "IMB-LEASING"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAPADNI TRGOVACKI CENTAR D.O.O.	RIJEKA		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
ZETA ACHT HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	VIENNA		100.00	ZETA ACHT HANDELS GMBH	(a)
ZIRKON V.O.S.	PRAGUE		100.00	M.A.I.L. IMMOBILIEN INVEST PRAG I VERWALTUNGS GMBH & CO. KEG	(a)
ZUGLIA SRL (in liquidation)	VICENZA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES ELLSCHAFT M.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

* This list does not include equity investments already included in the Notes to the Consolidated Accounts.
(a) Investments, banking and trading book.
(b) Pledge.


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REPORT OF THE EXTERNAL AUDITORS

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the consolidated financial statements of the UniCredito Italiano Group as at and for the year ended 31 December 2005, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. These financial statements are the responsibility of UniCredito Italiano S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. These are the first set of consolidated financial statements prepared in accordance with the International Financial Reporting Standards endorsed by the European Union.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the financial statements of certain subsidiaries, representing 3% and 10% of consolidated assets and consolidated interest income and similar revenue, respectively, rests with other auditors.

The consolidated financial statements present the prior year corresponding figures for comparative purposes prepared using consistent accounting policies, except for the effects of the application of IAS 32, IAS 39 and IFRS 4, which, in accordance with the option allowed by IFRS 1, have been applied from 1 January 2005. Furthermore, part M of the notes to the consolidated financial statements "Transition to IFRS" discloses the effects of the adoption of the International Financial Reporting Standards endorsed by the European Union and includes the disclosures on the IFRS reconciliation schedules required by IFRS 1. We audited such schedules, which had already been approved by the board of directors and published as an appendix to the half year report at 30 June 2005, and issued our report thereon on 4 October 2005.

3 In our opinion, the consolidated financial statements of the UniCredito Italiano Group as at and for the year ended 31 December 2005 comply with the International Financial Reporting Standards endorsed by the European Union. Therefore they are clearly stated and give a true and fair view of the financial position of the UniCredito Italiano Group as at 31 December 2005, the results of its operations, changes in its equity and its cash flows for the year then ended.

Milan, 11 April 2006

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit


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BRANCH NETWORKS IN ITALY AND ABROAD


NEW YORK, BOSTON, MIAMI
MEXICO CITY
RIO DE JANEIRO, SÃO PAULO
BUENOS AIRES

☐ Countries where the group operates via its own branches, small banking subsidiaries, or investment centers (Pioneer).

■ Countries where the group operates via local banks controlled or in which it has a significant equity interest.


SEOUL
TOKYO
HANOI
HONG KONG, BEIJING, SHANGHAI, GUANGZHOU
MUMBAI
TEHERAN
SINGAPORE
SYDNEY
JOHANNESBURG
CAIRO
TEL AVIV
ABU DHABI
BAHRAIN


UNICREDIT
ZIVNOSTENSKA BANKA + HVB CZECH REPUBLIC
BANK PEKAO + BPH
HVB LITHUANIA + HVB LATVIA + HVB ESTONIA
PEKAO UKRAINE + HVB UKRAINE BANK
INTERNATIONAL MOSCOW BANK + YAPI MOSCOW
UNIBANKA + HVB SLOVAKIA
UNICREDIT ROMANIA + HVB ROMANIA + ION TIRIAC BANK
HYPOVEREINSBANK
HVB HUNGARY
BACA SLOVENIA
KOC BANK AZERBAIJAN
ZAGREBACKA BANKA + SPLITSKA BANKA
UNICREDIT ZAGREBACKA + HVB CENTRAL PROFIT B.
HVB SERBIA + EKSIMBANKA
KOC BANK + YAPI KREDI
BULBANK + HVB BIOKIM + HEBROS BANK
BANK AUSTRIA CREDITANSTALT
OSLO
AMSTERDAM
BRUSSELS
LONDON
DUBLIN
LUXEMBOURG
PARIS
MONACO
GENEVA, BERN, ZURICH
SAN MARINO
MADRID
SKOPJE
ATHENS

Countries where the group operates via its own branches, small banking subsidiaries, or investment centers (Pioneer).

Countries where the group operates via local banks controlled or in which it has a significant equity interest.

Creative concept: Draft Italy

Graphic Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: CentroStampa 73 S.n.c. - Castelseprio (VA)
May 2006

The greenhous gas emissions associated with the paper consumption of this publication have been offset by contributing to a biomass fueled district heating plant in Italy.

This Report is

AzzeroCO2
Il clima nelle nostre mani

Printed on certified recycled chlorine-free paper.

UniCredit Group

UniCredit

UniCredit SpA Report and Accounts as at 31 December 2005


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Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered office: Genoa, via Dante, 1
General management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,213,388,513 fully paid in

UniCredit

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UniCredit SpA Report and Accounts as at 31 December 2005


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BOARD OF DIRECTORS, BOARD OF AUDITORS AND EXTERNAL AUDITORS

as at 22 March 2006

	Board of Directors
Dieter Rampl *	Chairman
Gianfranco Gutty * (First Deputy Chairman) Franco Bellei * Fabrizio Palenzona * Carlo Salvatori *	Deputy Chairmen
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni ** Manfred Bischoff Vincenzo Calandra Buonaura Giovanni Desiderio Volker Doppelfeld Giancarlo Garino Francesco Giacomin ** Piero Gnudi Friedrich Kadrnoska ** Max Dietrich Kley Luigi Maramotti Diether Münich ** Carlo Pesenti Hans Jürgen Schinzler Giovanni Vaccarino Paolo Vagnone ** Nikolaus von Bomhard ** Anthony Wyand	Directors
Marco Fantazzini	Company Secretary
	Board of Auditors
Gian Luigi Francardo	Chairman
Giorgio Loli Aldo Milanese Vincenzo Nicastro Roberto Timo	Statutory Auditors
Giuseppe Armenise Marcello Ferrari	Alternate Auditors
KPMG S.p.A.	External Auditors

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member


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GENERAL MANAGEMENT

as at 22 March 2006

	Management Committee
Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO) *
Sergio Ermotti	Multinationals / Investment Banking Division *
Paolo Fiorentino	Global Banking Services Division *
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Chief Integration Officer *
Roberto Nicastro	Retail Division *
Vittorio Ogliengo	Corporates / SMEs Division *
Johann Berger	Commercial Real Estate Financing Division
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Deputy Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff
	Other Department Heads
Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Edoardo Massaglia	Corporate Identity
Umberto Quilici	Group ICT
Franco Leccacorvi	Chief Accountant

* Position held by a Group Deputy General Manager



CONTENTS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

To the Shareholders:

The year 2005 was one of intense activity: your Company and the entire Group were mainly occupied by the business combination with the HVB Group, of which you will find a full account in the Consolidated Report and Accounts. Several other corporate transactions were carried out in 2005 as part of the Group's ongoing reorganisation. Your Company absorbed Banca dell'Umbria and Cassa Risparmio Carpi, which had a significant effect on profits, inter alia.

2005 was also marked by the transition to IFRS - obligatory for consolidated accounts and optional for individual companies. We opted to continue to prepare our Accounts under Italian GAAP (DL 87/92), principally for prudential reasons, since tax regulations are still incomplete and the accounting rules have not been fully tested.

Net profit for 2005 was €2,257 million, well above 2004's €1,750 million, which included the transfer to profit and loss of €117 million from the general banking risks fund. This result was mainly due - besides the mentioned absorption of Banca dell'Umbria and Cassa Risparmio Carpi - to the following:

- Dividends from Group companies grew by €429 million, from €1,733 million to €2,162 million, the increase being mainly due to dividend paid by HVB and Bank Austria Creditanstalt ("BACA") and increased dividend from UniCredit Banca.
- The operating result net of Group companies' dividend fell by €19 million to a loss of €219 million as against a deficit of €200 million in 2004.
- Writedowns and provisions fell by €111 million over 2004.
- Net extraordinary income increased to €247 million from €121 million, i.e. by €126 million over 2004,.

This result enables us to propose to the Shareholders' Meeting the distribution of an annual dividend of 22 € cents on each ordinary share and 23.5 € cents on each savings share. This represents an increase, respectively, of 7.3% and 6.8% over 2004 dividend. Divdend yield (i.e., the ratio of dividend to average share price for the year) is 4.79% on ordinary shares (5.02% in 2004) and 4.81% on savings shares (5.35% in 2004).

The Company's **Balance Sheet** and **Profit and Loss Account** as at 31 December 2005 (and the two prior years) are given below in summary form.

(€ million)

BALANCE SHEET	AS AT 31.12.2005	AS AT 31.12.2004	AS AT 31.12.2003
Assets			
Cash and deposits with central banks and post offices	46	42	49
Due from:			
- customers	12,091	11,674	13,149
- banks	68,347	62,964	59,263
Trading securities	3,783	3,162	2,776
Fixed assets:			
- investment securities	26,549	17,570	15,697
- equity investments	32,626	14,761	14,773
- intangible and tangible fixed assets	27	36	43
- own shares	358	358	-
Other assets	7,390	5,956	6,760
Total assets	**151,217**	**116,523**	**112,510**
Liabilities and shareholders' equity			
Deposits:			
- due to customers	5,607	7,133	6,793
- securities in issue	49,382	40,068	28,785
- due to banks	52,406	43,309	51,949
Specific reserves	1,109	996	1,262
Other liabilities	5,076	5,387	4,980
Loan loss reserves	-	-	15
Subordinated debt	7,740	7,225	6,874
Shareholders' equity:			
- Capital and reserves	27,640	10,655	10,059
- Net profit	2,257	1,750	1,793
Total liabilities and shareholders' equity	**151,217**	**116,523**	**112,510**
Guarantees and commitments			
Guarantees given	26,521	21,575	5,327
Commitments	8,686	7,326	6,893

(€ million)

PROFIT AND LOSS ACCOUNT	2005	2004	2003
Net interest	-37	-171	-148
Dividends	2,295	1,945	2,049
Net interest income	**2,258**	**1,774**	**1,901**
Net commission	151	84	70
Trading profits (losses)	-17	24	52
Net non-interest income	**134**	**108**	**122**
TOTAL REVENUES	**2,392**	**1,882**	**2,023**
Payroll costs	-302	-224	-235
Other administrative expenses	-259	-209	-241
Net other income	131	102	131
Writedowns of tangible and intangible fixed assets	-19	-18	-35
Operating expenses	**-449**	**-349**	**-380**
OPERATING PROFIT	**1,943**	**1,533**	**1,643**
Goodwill amortisation	-15	-	-
Provisions for risks and charges	-17	-83	-26
Net writedowns of loans and provisions for guarantees and commitments	10	-	12
Net writedowns of financial investments	-21	-71	-65
Total writedowns and provisions	**-43**	**-154**	**-79**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**1,900**	**1,379**	**1,564**
Extraordinary income (charges) - net	247	121	83
Change in fund for general banking risks	-	117	-
Income taxes for the year	110	133	146
NET PROFIT FOR THE YEAR	**2,257**	**1,750**	**1,793**

Note:
Prior years are not strictly comparable due to the absorption of Banca dell'Umbria and Cassa Risparmio Carpi, legally effective as of 1 July 2005 and commencing, for accounting and tax purposes, on 1 January 2005. In addition, since the 2003 Accounts dividends and taxes have been shown net of the tax credit on dividends to be paid out and since 2004 net of the tax credit on all dividends.

Human Resources

PERSONNEL CHANGES

As at 31 December 2005, UniCredito Italiano had 1,554 employees, a decrease of 53 employees from the previous year. This decrease was due to the combined effect of the following:

- a reduction of 70 employees in staff structure abroad (local employees and expatriates in the Parent Company's foreign branch network and at banks in New Europe) due primarily to the closing of the Singapore Branch and downsizing at the London branch;
- the transfer of 26 employees to UniCredit Servizi Informativi following the hiving-off of the "IT Systems for Staff Administration and Management" division;
- a net increase in headcount of 43 employees corresponding to the creation of as many jobs aimed at reinforcing governance, business and coordination/planning positions (this includes meeting the initial demand resulting from the merger with the HVB-BA.CA Group) and at forming an initial core team for the new Group ITC Department.

During the year, the early retirement incentive programme continued for staff entitled to a pension.

For 2005, the average headcount, determined on the basis of end-of-month figures, was 1,580 employees, 94 of whom were part-time.

Changes in the number and breakdown of staff by category are provided in the table below.

CATEGORY	31.12.2005		31.12.2004		
	TOTAL	OF WHICH: OUTSIDE ITALY	TOTAL	OF WHICH: OUTSIDE ITALY	CHANGE IN TOTAL
Senior Management	215	30	194	31	+ 21
Management - 3rd and 4th level	562	51	561	69	+ 1
Management - 1st and 2nd level	217	4	218	7	- 1
Other staff	560	83	634	131	- 74
Total	**1,554**	**168**	**1,607**	**238**	**- 53**
of which: Part-time staff	*101*		*99*		*+ 2*

The tables below provide a breakdown of personnel by seniority and age group.

As regards qualifications, 41% of UniCredito Italiano staff (compared to 39% as at 31 December 2004) have a university degree (primarily in economics, business, banking or law). If only Senior Managers and Managers are taken into account, the percentage of those holding a university degree is 53% (compared to 51% the previous year).

Female employees represented 40% of the total, an increase of 1% over the previous year.

BREAKDOWN BY SENIORITY	31.12.2005		31.12.2004	
	NUMBER	PERCENT.	NUMBER	PERCENT.
Up to 10	613	39.5%	634	39.5%
From 11 to 20 years	282	18.1%	282	17.5%
From 21 to 30 years	406	26.1%	506	31.6%
Over 30	253	16.3%	185	11.4%
Total	**1,554**	**100.0%**	**1,607**	**100.0%**

BREAKDOWN BY AGE	31.12.2005		31.12.2004	
	NUMBER	PERCENT.	NUMBER	PERCENT.
Up to 30	124	8.0%	125	7.8%
From 31 to 40	472	30.3%	467	29.0%
From 41 to 50	593	38.2%	641	39.9%
Over 50	365	23.5%	374	23.3%
Total	**1,554**	**100.0%**	**1,607**	**100.0%**

Please refer to the Social and Environmental Report for coverage of issues regarding training, management growth, the Group's Employee Share Ownership Plan, industrial relations, the environment and work safety.

Main Business Areas

BRANCHES AND REPRESENTATIVE OFFICES ABROAD

In 2005 the process of rationalising the foreign branch network, which started in 2004, continued with the closing of the Singapore branch and the downsizing of the London branch focusing operations exclusively on the Group's treasury services.

In addition, the representative offices in Budapest, Buenos Aires, Chicago and Frankfurt were closed, while a third representative office in China was opened in Canton.

At the end of 2005 the number of branches was reduced to 4 (London, New York, Hong Kong and Paris), and the number of representative offices to 7 (Brussels, Moscow, Sao Paolo, Mumbai, Beijing, Shanghai and Canton).

UNICREDIT SPA - INTERNATIONAL NETWORK	
BRANCHES	**REPRESENTATIVE OFFICES**
CHINA - Hong Kong	BELGIUM - Brussels
FRANCE - Paris	BRAZIL - Sao Paulo
UNITED KINGDOM - London	CHINA - Beijing
UNITED STATES - New York	CHINA - Guangzhou
	CHINA - Shanghai
	INDIA - Mumbai
	RUSSIA - Moscow

INTERNATIONAL AND CORRESPONDENT BANKING

In 2005 the International and Correspondent Banking business unit was reorganised in order to better focus its operations on the sale of products and services aimed at correspondent banks.

At the same time, the following projects continued:

- Correspondent Banking's coordination of subsidiary banks in Central and Eastern Europe;
- Support for the process of internationalisation of the Group's customer base. In this context, the network for co-operation agreements was extended to Greece and Argentina thereby achieving coverage in twenty-five countries.

In the area of international payments, UniCredit's operations posted a further increase in the market share of total payments from abroad to Italy, confirming the constant rising trend in recent years.

In addition, the creation of the new Trade Finance area led to a significant increase in the volume of business transacted. This was due to optimised management of business lines, the expansion of operations providing assistance to the sales network of segment banks and the conclusion of new agreements with partners located in countries that were previously not covered with the aim of giving customers access to new markets.

Finally, towards the end of the year, following the completion of the merger with the HVB Group, the process was launched to integrate the operations of International and Correspondent Banking between UniCredit, HVB and Bank Austria Creditanstalt. This process is focused on creating a new entity capable of competing with major international players.

GLOBAL INVESTOR SERVICES

In 2005 Global Investor Services confirmed the previous year's business volume and excellent levels of service quality that were also recognised by Global Custodian, the main specialist journal in this sector (with a Top Rated ranking).

As described in the report of the consolidated accounts, in 2005 UniCredit decided to re-engineer Securities Services activities by preparing a plan to combine custody and settlement services, the custodian bank and correspondent bank, fund accounting (including the calculation of market share) and transfer agent operations into a single banking unit. The new unit, called 2S Banca SpA, commenced operations on 1 January 2006. On the same date, the Securities Services of UniCredit (Custody and Settlement Services, Custodian Bank and Correspondent Bank) were assigned to the unit, while Pioneer Investment Management's Fund Administration division and UPA's Back Office and Institutional Customer Securities Administration division were transferred to the new bank. This project also called for the outsourcing of securities services operations to be achieved by selling 2S Banca to a leading international operator, Société Générale, and signing a long-term strategic agreement with the latter (subject to the approval of supervisory authorities) on the basis of which 2S Banca will become the supplier of securities services for the UniCredit Group.

GROUP TREASURY

With the creation of a Group model based on segment banks, which was finalised in January 2003, Group Treasury centralises the functions of:

- Participation in interbank markets and payment system circuits;
- The hedging of interest rate and liquidity risk through the use of derivative and cash instruments;
- Acting as a counterpart for local treasury units of segment banks for Repo transactions with customers.

In 2005 Group Treasury activities in the E-MID market rose sharply compared to the previous year. Considering maturities under a year, Treasury brokered total volumes of approximately €228.2 billion compared to €129.3 billion in the previous year.

Group Treasury is also present in the principal euro settlement systems, through which it settled a total volume of about €5,900 billion during 2005 (up by 38% over 2004). It also participated actively in the new global system, Continuous Linked System Settlement (CLSS), for foreign currency transactions, settling transactions for its own account and on behalf of UniCredit Banca Mobiliare (UBM), UniCredito Italiano Ireland and the London branch for the amount of approximately €570 billion (€110 billion in 2004).

With regard to auctions with weekly maturities at the European Central Bank, in 2005 Group Treasury's participation rose by a total of 19% over the previous year (€219 billion compared to €184.2 billion in 2004) with an increase in overall placements of 32%. Although in decline from the previous year (from 38% to 30%), the percentage of auctions won out of the overall participation of Italian banks confirms the UniCredito Group's position as a leading player in the domestic market. On the other hand, if seen as a percentage of refinancing transactions carried out by the ECB in the entire euro area, the share of auctions won dropped slightly to 1.45% compared to 1.6% in 2004.

Finally, in December Group Treasury, in conjunction with the treasury units of HVB and Bank Austria, initiated an activity to monitor and coordinate the operations they manage.

Loans to Customers

Loans and receivables with customers amounted to €12,091 million at 31 December 2005, €417 million higher than at the end of the previous year. The increase was partly due to loans to Group companies, which rose from €10,342 million at the end of 2004 (89% of the total) to €10,431 million at 31 December 2005 (86% of the total). These loans constituted almost the entire portfolio of the Group Treasury in Milan.

(€ million)

CUSTOMERS	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Medium-term loans	1,144	1,160	- 16	- 1.4%
Other loans	10,947	10,514	+ 433	+ 4.1%
Total loans to customers	**12,091**	**11,674**	**+ 417**	**+ 3.6%**
of which:				
- Units operating in Italy	*10,655*	*10,396*	*+ 259*	*+ 2.5%*
- Units operating abroad	*1,436*	*1,278*	*+ 158*	*+ 12.4%*

Loans and receivables with units operating abroad increased by €158 million (+12.4%) over the year, fully explained by the larger lending by our New York branch, borne by the holding of syndicated loans sponsored by UBM, which more than offset the reorganisation effects of the London branch.

The loans and receivables portfolio consists entirely of performing loans. Doubtful loans and receivables with customers actually amounted to €1 million, compared with €8 million in the previous year. These loans and receivables with banks included €14 million of unsecured exposure with countries at risk (€17 million at end of 2004).

(€ million)

ASSET QUALITY	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Non-performing loans	1	5	- 4	- 80.0%
Doubtful loans	-	2	- 2	- 100.0%
Restructured loans	-	-	-	-
Loans at high-risk countries	-	1	- 1	- 100.0%
Total bad and doubtful debts (customers)	**1**	**8**	**- 7**	**- 87.5%**
Performing loans	12,090	11,666	+ 424	+ 3.6%
Total loans to customers	**12,091**	**11,674**	**+ 417**	**+ 3.6%**
Other bad and doubtful debts:				
Loans to high risk countries - Banks	14	17	- 3	- 17.6%
Others bad and doubtful debts - Banks	-	-	-	-

Customer Deposits and Securities in Issue

Deposits from customers and securities in issue amounted to €54,989 million, €7,788 million higher than at the end of 2004. Units operating in Italy and abroad contributed almost equally to this total.

(€ million)

DEPOSITS FROM CUSTOMERS AND SECURITIES IN ISSUE	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Due to customers	5,607	7,133	- 1,526	-21.4%
Securities in issue	49,382	40,068	+ 9,314	+23.2%
Total deposits from customers and securities in issue	**54,989**	**47,201**	**+ 7,788**	**+16.5%**
of which:				
- Units operating in Italy	*28,038*	*18,911*	*+ 9,127*	*+48.3%*
- Units operating abroad	*26,951*	*28,290*	*- 1,339*	*-4.7%*

Deposits from customers amounted to €5,607 million, slightly lower than in the previous year, while securities issued amounted to €49,382 million, compared with €40,068 million at the end of 2004.

The reduction in deposits from customers, amounting to around 21%, was essentially due to lower deposits accepted by the foreign branches and the Treasury activities with regard to Group counterparties, only partly offset by the activities of Global Investor Services and International and Correspondent Banking.

The €9,314 million increase in securities issued was entirely due to the bond issues made in 2005 (€9,643 million) designed to optimise the Group's maturity structure. Funding by issuance of Certificates of Deposit was down slightly (by €329 million) as a result of a marked increase in issues by New York branch (up by €1,506 million) and a €1,813 million reduction by London branch.

As at 31 December 2005 deposits with customers consisted almost entirely of current accounts, as at the end of the previous year, while securities issued recorded an increase in the bond component (from 40% at the end of 2004, taking the notes into consideration as well, to 52% at the end of 2005), and a corresponding reduction in the ratio of Certificates of Deposit (from around 60% at the end of 2004 to 48% at the end of 2005).

Euro-denominated deposits (customer deposits and securities) were 49% of the total.

Securities Portfolio and Interbank Business

Concentration of Treasury activities involved high transaction volumes with Group companies and banks.

Hence the proportion of securities issued by Group companies in "investment securities" and interbank assets and liabilities items that indicate substantial transaction volumes with intergroup counterparties.

SECURITIES PORTFOLIO

The securities portfolio amounted to €30,332 million, €9,600 million higher than at the end of 2004, resulting from a significant increase in investment securities (up by €8,979 million) and a smaller increase in trading securities (up by €621 million).

(€ million)

SECURITIES PORTFOLIO	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Investment securities	**26,549**	**17,570**	**+ 8,979**	**+51.1%**
Trading securities	**3,783**	**3,162**	**+ 621**	**+19.6%**
- debt securities	*3,514*	*2,824*	*+ 690*	*+24.4%*
- equities	*269*	*338*	*- 69*	*-20.4%*
Total investment and trading securities	**30,332**	**20,732**	**+ 9,600**	**+46.3%**
of which:				
- Units operating in Italy	*29,844*	*20,371*	*+ 9,473*	*+46.5%*
- Units operating abroad	*488*	*361*	*+ 127*	*+35.2%*

The higher total was mainly attributable to an increase in the intergroup stock of units operating in Italy (up by €9.2 billion).

Investment securities, which amounted to €26,549 million (up by €8,979 million over end-2004), consist of Italian government bonds amounting to €1,601 million (up by €73 million), other bonds amounting to €24,805 million (up by €8,926 million) and capital securities amounting to €143 million (down by €20 million). Other securities include securities of Group companies amounting to €24,056 million (up by €9,203 million) and securities deriving from securitisations amounting to around €155 million (down by €51 million).

Trading securities amounted to €3,783 million at 31 December 2005 (up by €621 million in twelve months) and consist of government bonds amounting to around €876 million (up by €189 million), other bonds amounting to €2,638 million (up by €501 million), including securities deriving from securitizations amounting to €981 million (down by €22 million), and €269 million of equities (down by €69 million).

With regard to the principles adopted to value securities and classify investment and trading securities, reference should be made to the Notes to the Accounts - Part A - Section 1 Accounting Policies and Part B) - Section 2 Securities.

INTERBANK BUSINESS

Our net interbank position fell by around €3.7 billion over the year, from €19,655 million at the end of 2004 to €15,941 million.
This change was due to faster growth in interbank deposits (up by €9.1 billion) than in loans with banks (up by €5.4 billion) and especially greater use of term or notice deposits (up by €9.4 billion) compared with a small change in demand deposits (down by €300 million).

(€ million)

INTERBANK POSITION	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Loans to banks	**68,347**	**62,964**	**+ 5,383**	**+8.5%**
Units operating in Italy	*67,711*	*62,548*	*+ 5,163*	*+8.3%*
Units operating abroad	*636*	*416*	*+ 220*	*+52.9%*
Due to banks	**52,406**	**43,309**	**+ 9,097**	**+21.0%**
Units operating in Italy	*46,480*	*39,585*	*+ 6,895*	*+17.4%*
Units operating abroad	*5,926*	*3,724*	*+ 2,202*	*+59.1%*
Net interbank position	**15,941**	**19,655**	**- 3,714**	
of which:				
- Units operating in Italy	*21,231*	*22,963*	*- 1,732*	
- Units operating abroad	*-5,290*	*-3,308*	*- 1,982*	

In 2005 the Group's net lending to banks rose by around €6 billion, which was more than offset by a greater net indebtedness to other counterparties of around €9.7 billion. Higher net deposits of €2 billion were made in the market by our foreign branches, mainly in London, under the co-ordination of Group Treasury.

Equity Investments

Equity investments at 31 December 2005 amounted to €32,626 million, €17,865 higher than at the end of 2004.

(€ million)

EQUITY INVESTMENTS	AS AT		CHANGE	
	31.12.2005	31.12.2004	AMOUNT	PERCENT.
Equity investments	3,636	3,107	+ 529	+17.0%
Equity investments in Group companies	28,990	11,654	+ 17,336	+148.8%
Total equity investments	**32,626**	**14,761**	**+ 17,865**	**+121.0%**

The change was mainly due to the acquisition of a controlling interest in Bayerische Hypo- und Vereinsbank AG ("HVB"); details of this transaction are given in our Consolidated Report, which also describes the many measures taken in order to rationalise the Group's activities and consolidate and strengthen its competitive position. The main changes to the Company's portfolio are illustrated briefly below. Further details can be found in the Notes to the Accounts (Part B - Information on the Balance Sheet - Section 3).

EQUITY INVESTMENTS IN GROUP COMPANIES

Equity investments in Group companies rose to €17,336 million, attributable to a €14.3 million positive exchange-rate effect and to the following transactions:

- Recognition of HVB shares acquired (93.93% of capital) at a total cost of €14,490.5 million, €14,437.1 million of which was the equivalent in value of the UniCredit shares issued and exchanged on the basis of their market price of €4.095 (as resolved by the Extraordinary General Meeting) plus transaction costs, and of the shares acquired directly in BA-CA (17.45% of capital) at a cost of €2,099.9 million, of which €2,092.8 million relates to shares exchanged under public offers (€2,088.1 million in respect of the share swap offer and €4.7 million in respect of the alternative cash offer) the remainder being capitalised costs.

- Provision of €748.1 million in respect of capital increases by UniCredit Banca (€548.1 million), UniCredit Banca d'Impresa (€185 million), UniCredit Private Banking (€15 million) and UniCredit Real Estate (€0.1 million), effected by assigning the retail, corporate, private and property business branches arising from the absorption of Banca dell'Umbria 1462 and Cassa Risparmio Carpi into UniCredit following the purchase of shares in the two banks from UniCredit Banca, at a total cost of €941.5 million, and shares worth €28.7 million in Banca dell'Umbria from the Fondazione Cassa di Risparmio di Perugia and the subsequent derecognition of their carrying value (€970.2 million) at the time of the absorption.

- Provision of €7 million in respect of a capital increase by UniCredit Leasing Romania S.A., to strengthen its capital structure and enable it to continue its positive growth trend.

- Capital contributions made to Uniriscossioni (a total of €22.6 million, of which €18.6m to cover losses) and to Xelion Doradcy Finansowi Sp.zoo (€6 million).

- Purchase of the remaining shares in UniCredit Banca Mediocredito held by minority shareholders at a total cost of €20.9 million.

- Purchase of shares in Pioneer Global Asset Management (€58.6 million) and Locat (€6.3 million) following the exercise of stock options by employees.

- Purchase of shares in our subsidiary Bulbank A.D. from minority shareholders at a cost of €3.7 million.

- Derecognition of interests in Sviluppo Finanziaria (€77.8 million) and Fida Sim (€1.4 million) following absorption by UniCredit SpA.

- Sale of shares in Società Trasporto Telematico SpA (56.67%) worth €14 million giving a capital gain of €11 million.

• Repayment of the Tyrerescom capital contribution (€22.6 million).

• Write-downs of around €38 million of the carrying value of equity investments, net of write-backs, mainly attributable to a €35 million adjustment to Xelion's shareholders' equity.

OTHER EQUITY INVESTMENTS

Equity investments increased by €529 million over end-2004, essentially due to the effect of the following movements:

• Provision of €500 million fresh capital to Koc Finansal Hizmetler A.S. for the purchase of a controlling stake in Yapi ve Kredi Bankasi.

• Provision of €10.3 million under a capital increase by Immobiliare Lombarda approved by the latter at the same time as the Progestim SpA integration project (Gruppo Fondiaria SAI).

• Write-backs, net of write-downs amounting to €22.1 million, of which €20.7 million relate to Consortium to enter the carrying value of the subsidiary at original cost, below the relevant share of the equity.

• Recognition of interests previously held by Banca dell'Umbria and Cassa Risparmio Carpi for a total of €16.3 million.

• Sale of several equity investments considered not strategic (Autostrada "Serenissima", IKB Deutsche Industriebank AG, Cedacrinord, Lingotto, Capitalia, Nortel Inversora and other minor investments), for total proceeds of €238.7 million, €218.4 of which were capital gains.

PERFORMANCE OF GROUP SUBSIDIARIES

A brief account of the performance of the main subsidiaries in the Group's various business areas is given in our Consolidated Report on Operations.

Shareholders' Equity, Subordinated Liabilities and Capital Ratios

SHAREHOLDERS' EQUITY

As at 31 December 2005 Shareholders' Equity amounted to €29,897 million, compared with €12,405 million at the end of 2004. The increase was mainly attributable to the increases in capital (totalling €16,525 million) resulting from the acquisition of HVB and BA-CA.

(€ million)

SHAREHOLDERS' EQUITY	
Balance as at 31.12.2004	**12,405**
Increases:	
- capital increase in respect of integration with the HVB - BA-CA Group	16,525
- net profit for the year	2,257
Decreases:	
- dividends distributed	-1,282
- other changes	-8
Balance as at 31.12.2005	**29,897**

SUBORDINATED LIABILITIES

In 2005, in order to maintain an adequate level of capitalisation of the Group in light of subordinated loan repayments of €1,200 million, three issues were made amounting to a total of €1.688 million. Taking into account exchange differences on transactions denominated in currency, subordinated liabilities rose by €515 million over the year to €7,740 million at the end of 2005.

Taking into account the residual life of existing loans, the amount used in the calculation of regulatory capital is 7,733 million (of which 2,109 in Tier 1 Capital) compared with the €7,216 million at the end of 2004.

CAPITAL FOR REGULATORY PURPOSES AND CAPITAL RATIOS

Capital for regulatory purposes therefore amounted to 34,539 million, of which 29,083 million is the Tier 1 Capital, compared with €17,605 million at 31 December 2004.

The ratio of capital for regulatory purposes to total risk-weighted assets was 44.99% (31.20% at the end of 2004) - not a very significant figure, since it reflects the Company's particular capital structure.

Operating Profit

The corporate reorganisation of Banca dell'Umbria 1462 and Cassa Risparmio Carpi significantly affected our profit and loss for the year. The reorganisation was completed on 1 July 2005 through absorption of these banks by UniCredit, with effect for accounting purposes from the start of the year; at the same time their businesses were assigned to other Group companies according to their respective business profiles (retail, corporate, private banking and real estate). UniCredit retained their investment and trading securities, equity investments and other Treasury assets and liabilities. The 2005 profit and loss account therefore includes the absorbed banks' income and expense for the first half 2005 excluding currency items, and the economic effects of capital items remaining in UniCredit as from 1 July. Operating profit items were restated for comparison purposes with 2004, by removing the first half 2005 economic effects relating to the assets and liabilities assigned to other Group companies, and adding the items that remained in UniCredit to 2004 profit and loss.

(€ million)

OPERATING PROFIT	YEAR 2005		YEAR 2004		CHANGE FROM RESTATED	
	CARRYING AMOUNT	RESTATED	CARRYING AMOUNT	RESTATED	P&L	PERCENT.
Net interest	-37	-106	-171	-164	+ 58	- 35.4%
Dividends from non-Group companies	133	133	212	212	- 79	- 37.3%
NET INTEREST INCOME (excl. Group Company dividends)	**96**	**27**	**41**	**48**	**- 21**	**- 43.8%**
Net commission	151	115	84	84	+ 31	+ 36.9%
Trading profits (losses)	-17	-19	24	24	- 43	- 179.2%
Net non-interest income	**134**	**96**	**108**	**108**	**- 12**	**- 11.1%**
TOTAL REVENUES (excl. Group Company dividends)	**230**	**123**	**149**	**156**	**- 33**	**- 21.2%**
Payroll costs	-302	-269	-224	-226	- 43	+ 19.0%
Other administrative expense	-259	-227	-209	-209	- 18	+ 8.6%
Other operating income	131	118	102	103	+ 15	+ 14.6%
Writedowns of tangible and intangible fixed assets	-19	-17	-18	-18	+ 1	- 5.6%
Operating costs	**-449**	**-395**	**-349**	**-350**	**- 45**	**+ 12.9%**
OPERATING PROFIT (excl. Group Company dividends)	**-219**	**-272**	**-200**	**-194**	**- 78**	**+ 40.2%**
Dividends from Group companies	2,162	2,162	1,733	1,733	+ 429	+ 24.8%
OPERATING PROFIT	**1,943**	**1,890**	**1,533**	**1,539**	**+ 351**	**+ 22.8%**

Note: Figures from 2004 and 2005 were restated to take into account the residual impact of the absorption of Banca dell'Umbria and Cassa Risparmio Carpi by UniCredit S.p.A., with the simultaneous transfer of the related business activities to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

NET INTEREST INCOME

Restated net interest income, net of Group company dividends, was €27 million, due to the combined effect of the balance of net interest giving a net interest expense of €106 million and non-Group company dividends amounting to €133 million. In 2004 this figure was €48 million comprising a net interest expense of €164 million and dividends of €212 million.

Compared with 2004, there was therefore a decrease of €21 million in Net Interest Income (including non-Group company dividends), mainly owing to the effect of capital allocation optimisation.

With regard to dividends, the share relating to Group companies amounts to €2,162 million, details of which are provided in the Notes to the Accounts.

NON-INTEREST INCOME

Net fees and commission amounted to €115 million, some €31 million higher than in the previous period, essentially due to increased transactions in the custodian bank and securities custody and settlement businesses. Fee and commission income, essentially originating from the business activities of units operating abroad, was substantially offset by the fee and commission expense paid in respect of Pioneer Dublin's securities portfolio management mandate.

Trading recorded a deficit of €19 million, down €43 million compared with 2004, which recorded a surplus of €24 million. In 2005 this item included losses of €13 million relating to trading securities and derivatives and €6 million relating to currencies.

Non-interest income therefore amounted to €96 million, down by 11.1% on 2004 owing to the lower contribution of trading profits, partly offset by greater net fee and commission income.

OPERATING COSTS

Taking recoveries of expenses into account, operating costs amounted to a total of €395 million, compared with €350 million in 2004, up some €45 million (12.9%), mainly due to payroll costs.

Payroll costs actually increased by around €43 million (or 19%) from €226 to €269 million.
This change was the result of:

- Increases totalling €46.2 million due to:
  €16 million adjustments to non-segregated pension fund actuarial reserves within the Holding Company. These reserves were calculated using mortality tables and update rates in line with IFRS.

  - €9.6 million to greater provisions connected with incentive schemes and the forecast productivity bonus to be paid in cash;

€12.5 million to the development of Group top management;

€2.7 million to the increase in salary scales laid down by the latest renewal of the bank staff collective contract in Italy;

€5.4 million to managerial measures.

• Reductions of €3.2 million due to rationalisation of the foreign network.

Other restated administrative expenses show an increase of €18 million (or 8.6%) over 2004 mainly due to HVB Group integration costs amounting to around €19 million (principally fees paid to external advisors and advertising, publicity and entertainment items). Excluding this, administrative expenses were broadly in line with 2004.

Net operating profit, including expenses recovered from Group Companies, was €118 million, €15 million higher than in 2004, due to higher service centre cost recoveries and reimbursement of expenses relating to secondment of Holding Company personnel to other Group companies amounting to €19.6 million.

Impairment losses on property, plant and equipment and intangible assets, net of goodwill impairment, remained at the same level as 2004 (€18 million).

OPERATING PROFIT

The restated operating result net of Group company dividends, was a loss of €272 million, compared with a loss of €194 million in 2004. Including these dividends, operating profit was €1,890 million (€ 1,539 at the end of 2004).

Net Profit

The items leading from operating profit to net profit have been reclassified in the following table (vis-à-vis Banca d'Italia tables) for greater clarity.

(€ million)

NET PROFIT	YEAR		CHANGE	
	2005	2004	P&L	PERCENT.
Operating profit	**1,943**	**1,533**	**+ 410**	**+26.7%**
Extraordinary income (charges)	247	121	+ 126	+104.1%
TOTAL AVAILABLE	**2,190**	**1,654**	**+ 536**	**+32.4%**
Provisions, writedowns and write-backs	**-43**	**-154**	**+ 111**	**-72.1%**
Goodwill amortisation	-15	-	- 15	..
Provisions for risks and charges	-17	-83	+ 66	-79.5%
Net writedowns of loans and provisions for guarantees and commitments	10	-	+ 10	..
Net writedowns of financial investments	-21	-71	+ 50	-70.4%
EARNINGS BEFORE TAXES	**2,147**	**1,500**	**647**	**+43.1%**
of which: Profit before extraordinary items and income tax	*1,900*	*1,379*	*+ 521*	*+37.8%*
Income tax for the year	**110**	**133**	**- 23**	**-17.3%**
Change in fund for general banking risks	-	+ 117	- 117	-100.0%
NET PROFIT FOR THE YEAR	**2,257**	**1,750**	**+ 507**	**+29.0%**

EXTRAORDINARY ITEMS

Extraordinary items amounted to €247 million (income of €275 million less expense of €28 million) compared with €121 million in 2004.

The most significant amounts affecting this item include:

- Gains on disposals, net of losses, amounting to €241 million. This amount includes transfers of equity investments worth €235 million (of which €199.2 million relate to the "Serenissima" Autostrada, €11 million to Società Trasporto Telematico, €6.7 million to IKB Deutsche Industriebank, €3 million to Lingotto S.p.A. and €2.6 million to Cedacri), €3 million relate to disposals of property, plant or equipment and intangible assets, and €3 million to investment securities.
- A surplus from previous provisions amounting to €9 million (€5 million from provisions for risks and charges and €4 million from tax provisions), plus a surplus from consolidated tax amounting to 13 million.
- Leaving incentives amounting to €19 million, allocated to provisions for risks and charges connected with the business combination with the HVB Group.

PROVISIONS FOR RISKS AND CHARGES

The provisions for risks and charges, amounting to a total of €17 million compared with €83 million in 2004, include €5 million for employee disputes and €12 million for amounts set aside to cover forecast costs for disputes and sundry risks.

AMORTISATION, WRITEDOWNS AND WRITE-BACKS

Writedowns, net of write-backs, amount to €26 million for the year, compared with €71 million in 2004, resulting from the following:

- Goodwill amortisation amounting to €15 million attributable to the one-off amortisation of non-transferable goodwill following the absorption of Banca dell'Umbria and Cassa Risparmio Carpi;
- Write-backs of loans and provisions for guarantees and commitments, net of write-downs, amounting to €10 million (they were practically zero in 2004), €7.2 million of which is attributable to transactions closed in the first half by the absorbed companies;
- Impairment losses on financial assets, net of write-backs, amounting to €21 million, compared with €71 million in 2004, resulting from net impairment losses on investment securities amounting to €5 million and net impairment losses on equity investments amounting to €16 million (impairment losses of €43 million less write-backs of €27 million). The most significant amounts relating to the valuation of equity investments, as described in the relevant section, concern impairment of UniCredit Xelion Banca (€35 million) and the write-back on Consortium (€20 million).

INCOME TAX

Income tax for the year showed a tax credit of €110 million (€133 million in 2004), due to taxable losses recovered under Italian domestic tax consolidation, partly offset by net negative deferred tax and other taxes.

NET PROFIT

Extraordinary items, provisions, net amortisation and impairment losses, and tax credit give a net profit of €2,257 million, compared to €1,750 million in 2004.

Powers Delegated to Directors

Below is a description of the powers delegated by the Board of Directors by a resolution dated 22 June 2005 and by the Executive Committee by a resolution dated 13 May 2002, as amended and supplemented (most recently by a resolution taken on 18 November 2005).

By the Board of Directors:

- To the Executive Committee, the right and authority to execute all the transactions that the Bank can perform pursuant to art. 4, paragraph 1 of its Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational suggestions and financial support for Personnel in service and retirees, donations to charitable or public-interest bodies;

- to the Chairman
  - Jointly with the Managing Director/CEO, the right to authorize acquisitions/disposals of direct, minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorization of the Regulatory Authorities, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO, and in any case, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, to acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorizations of the Regulatory Authority, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;
- to the Managing Director/CEO, in addition to the authorities indicated above, to be exercised individually or jointly with the Chairman according to the transaction amount, the following powers:
  - to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, in respect of obligations of the representatives of Banks and companies belonging to banking groups pursuant to Art. 136 of Legislative Decree No. 385 of 1/9/1993 and for amounts not in excess of the pre-established limits;
  - To grant individual members of staff single signing powers for transactions of a specified nature;
  - to represent the Bank as the holder of voting rights in ordinary or extraordinary general meeting, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

By the Executive Committee:

- to the Chairman, the right to express his approval – in urgent cases – of transactions of amounts in excess of the pre-established limits for the General Management, provided these are under predetermined limits in respect of loans, strategic banking book, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;
- To the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's business, namely: loans; trading; structural and strategic banking book; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes.
- To the Senior Credit Committee and to the Credit Committee lending authority within pre-established limits.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

Transactions with Related Parties

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. According to this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredito Italiano, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredito Italiano, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredito Italiano Group.

The definition of related party was redefined following Consob's notice No.14990 dated 14 April 2005 in which it brought the definition of related party to be used by issuers in all compulsory disclosures into line with the definition used in consolidated accounts, referring explicitly to IAS 24 and simultaneously rescinding its notice No. 2064231 dated September 2002.
Information on infra-group transactions and/or transactions with related parties in general, Italian and foreign, carried out by UniCredito Italiano, follows.

All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. These transactions were completed, as a rule, on terms and conditions similar to those applied in transactions with unrelated third parties.

The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

Specifically, the intra-group financial transactions carried out by UniCredito Italiano constitute normal transactions for a Parent Company of a diversified banking group, and are also related to the concentration in UniCredit's Treasury of membership in interbank payment systems. These transactions include correspondent relationships, deposits and loans for the banking and other companies.

In addition, agreements were entered into between Group companies regarding the distribution of financial products and/or services or assistance, consulting, or more generally, the provision of services complementary to banking activities.

The table below shows the assets, liabilities, guarantees and commitments outstanding as at 31 December 2005, in respect of direct and indirect subsidiaries and those companies subject to significant influence pursuant to Article 19, paragraph 1 of Legislative Decree 87/92.

(€ million)

	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	98,752	39,740	28,554
Companies subject to significant influence	51	139	77

The Notes to the Accounts (Part B, Section 3) provide details on transactions outstanding at the end of 2005 with subsidiaries and those companies subject to significant influence, as well as the expenses incurred and revenues generated from all transactions completed.

However, intra-group transactions carried out in 2005 that are of particular significance from an organisational/corporate standpoint, are presented in the Consolidated Report, and also in the chapter on Equity Investments in this report.

Pursuant to the provisions of applicable regulations, in 2005 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.
Finally, in transactions entered into with persons that perform management, administrative and control functions for the Bank, Art. 136 of Legislative Decree no. 385 of 1/9/93 applies (Single Banking Act): obligations of any nature, or sales or purchases, directly or indirectly carried out by

the Bank with said persons (whether or not a related party) must be authorised by a unanimous resolution of the Board of Directors and by all the members of the Board of Auditors, subject to obligations provided by the Italian Civil Code in respect of Directors' interests. This procedure also applies to those who perform administrative, management or control functions at a bank or company that is part of the Banking Group, as regards actions carried out with the bank/company or in the case of loan transactions with another Group company or bank. In such cases the transactions are approved by the contracting Bank/Company, in accordance with the procedures described above, subject to the consent of the Parent Company.

Section D of the Notes to the Accounts presents the loans and guarantees provided to Directors and Auditors of UniCredito Italiano. In accordance with Article 78 of Consob Regulation no. 11971 dated 14/5/99, the compensation paid to said Directors and Auditors is also presented.

Shares Held by Directors, Statutory Auditors and General Managers

In addition, the table below provides a breakdown of the shares in UniCredito Italiano and its subsidiaries held directly or indirectly by Directors and Statutory Auditors of the Company, in accordance with the provisions of Article 79 of the mentioned Consob Regulation.

SHARES HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS

				NUMBER OF SHARES				
	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	HELD AT END OF 2004 (1)	ACQUIRED DURING THE YEAR		SOLD DURING THE YEAR	HELD AT END OF 2005 (1)
DIRECTORS								
Chairman	Salvatori Carlo	UniCredito It.	ord.	125,000	-		-	125,000
Deputy Chairman (First Deputy Chairman)	Bellei Franco	UniCredito It.	ord.	50,000	-	(2)	-	50,000
Managing Director/ CEO	Profumo Alessandro	UniCredito It.	ord.	402,358	230,484	(3)	-	632,842
Director	Bertazzoni Roberto	UniCredito It.	ord.	19,089,000	-		-	19,089,000
Director	Calandra Buonaura Vincenzo	UniCredito It.	ord.	24,606	-		-	24,606
Director	di Canossa Guidalberto	UniCredito It.	ord.	5,617	-	(4)	-	5,617
Director	Gnudi Piero	UniCredito It.	ord.	52,907	-		-	52,907
	indirectly held (spouse)	UniCredito It.	ord.	267,050	-		-	267,050
	indirectly held (other)	UniCredito It.	ord.	334,000	-		-	334,000
Director	Maramotti Achille	UniCredito It.	ord.	125,972,163	-	(5)	-	125,972,163
Director	Negri-Clementi Gianfranco	UniCredito It.	ord.	30,000	-		-	30,000
Director	Vaccarino Giovanni	UniCredito It.	ord.	5,000	-		-	5,000
Director	Wyand Anthony	UniCredito It.	ord.	-	14,000		-	14,000
DIRECTORS - NEW APPOINTMENTS BY ANNUAL GENERAL MEETING HELD ON 2 MAY 2005								
Deputy Chairman (First Deputy Chairman)	Gutty Gianfranco	UniCredito It.	ord.	39,600	9,400	(6)	-	49,000
Director	Garino Giancarlo indirectly held (spouse)	UniCredito It.	ord.	4,708	-		-	4,708
Director	Maramotti Luigi	UniCredito It.	ord.	5,105,000	185,556	(7)	-	5,290,556
STATUTORY AUDITORS								
Statutory Auditor	Loli Giorgio	UniCredito It.	savings	20,000	-		-	20,000
Statutory Auditor	Nicastro Vincenzo	UniCredito It.	ord.	4,000	-		-	4,000

1. *Or start/end date of position if not the same as the reference periods indicated*
2. Deputy Chairman (First Deputy Chairman from 2 May 2005 to 31 December 2005).
3. Free ordinary shares assigned in 2005 to implement the Share Ownership Plan for UniCredit Group employees.
4. Position held until 2 May 2005.
5. Deceased on 12 January 2005. His son Luigi Maramotti succeeded him as Director and was co-opted by the Board of Directors on 27 January 2005. Includes indirect shareholdings (through subsidiaries) and through not-legally-separated spouse.
6. Deputy Chairman (First Deputy Chairman) since 11 January 2005.
7. The number of shares "acquired during the year" concerns shares inherited from Achille Maramotti.

Own Shares

In 2005 there were no transactions in respect of own shares.

The Shareholders' Meeting held on 16 December 2005 authorised the sale, without any time limits, of the treasury shares held by the bank at a minimum price that is not lower than the higher of the weighted average purchase price obtained by applying the risk free rate for the purposes of capitalizing the shares purchased until the date of executing the transaction (for capitalization purposes, the 3-month Euribor rate will be used, taken as the average of daily rates in the six months prior to the transaction's commencement) and the market price at the transaction's commencement, less 5%; the sale may be carried out on or off-market, spot and/or forward, including through convertible instruments or using derivatives, according to the market conditions existing when the transaction commences and with the goal of maximizing income and capital in line with the group's standards.

Information on the use of financial instruments

For information required pursuant to art. 7, paragraph 1 of Legislative Decree 394/2003, please refer to Part E in the Notes to the Consolidated Accounts "Information on risks and related hedging policies".

Security Plan

As required by Legislative Decree 196/2003 (Rule 26 in Annexe B: Technical Requirements of Minimum Security Measures) the Bank now has a Security Plan as prescribed by Rule 19 of Annexe B, which will be up-dated for the year 2006 by 31 March 2006.

Subsequent Events

EQUITY INVESTMENTS

On 31 January 2006 UniCredit's Board of Directors approved the sale of 2S Banca Spa to Société Générale for €548 million. Effective 1 January 2006, 2S Banca Spa became responsible for all the Group's securities service activities, together with the arrangement of a strategic long-term agreement with Société Générale relating to these services.

Following the transfer of 2S Banca, which should be concluded by the end of the year, Société Générale (through 2S Banca itself) will become the securities service supplier to the UniCredit Group in Italy, based on a long-term agreement subject to the approval of our regulators.

The transfer of 2S Banca and the outsourcing of its activities are consistent with the strategic objectives of UniCredit, viz. to manage its business portfolio efficiently, improving customer service and optimising the use of capital, as notified to investors and rating agencies following the announcement of the business combination with the HVB Group. Moreover, with its own highly-integrated pan-European platform and the experience acquired in providing services to external clients, Société Générale will be able to satisfy the requirements of customers of the UniCredit Group, in terms of both commitment and required service levels.

In January 2006, the Holding Company acquired the remaining shares (3.37% of capital) held by the minority shareholders in Zivnostenska Banka A.S., thus becoming owner of 100% of the Czech bank's share capital. The squeeze-out was effected at a price of CZK 5,000 per share. The total amount to be paid by UniCredit for the minority shares in Zivnostenska is equal to around CZK 229 million or approximately €8 million.

In February 2006, as part of the Management Academy project, UniManagement Srl was set up, a new company wholly owned by the Holding Company, in which the design and supply of managerial training and assessment for Group personnel and the activities conducted by the valuation centre will be grouped. The company will initially conduct assessment activities only and will provide its services solely to Group companies.

BOARD OF DIRECTORS

The Board of Directors of UniCredit, appointed by the Shareholders' Meeting held on 16 December 2005, met for the first time on 11 January and appointed as its Chairman Dieter Rampl, formerly Managing Director of HVB, and as Deputy Chairmen Gianfranco Gutty (First Deputy Chairman), Franco Bellei, Fabrizio Palenzona and Carlo Salvatori, and also confirmed Alessandro Profumo as Managing Director/CEO of the Company.

Dr Salvatori, in view of his experience acquired as Chairman of UniCredit, the previous important positions he has held within the banking system and the role played in HVB and Bank Austria, was asked to assist the Chairman and First Deputy Chairman in relations with regulators and with the Group's foreign shareholders.

The Board of Directors assessed compliance with the Independent Directors requirement, finding that 21 of them were independent and that Alessandro Profumo, Paolo Vagnone and Nikolaus von Bomhard were not.

During the same meeting, the Board of Directors of UniCredit appointed its Executive Committee, composed of Dieter Rampl, Gianfranco Gutty, Franco Bellei, Fabrizio Palenzona, Carlo Salvatori, Alessandro Profumo, Roberto Bertazzoni, Francesco Giacomin, Friedrich Kadrnoska, Diether Münich, Paolo Vagnone and Nikolaus von Bomhard.

The Board also appointed the Appointments Committee and the Remuneration Committee (set up as separate committees replacing the previous Remuneration and Appointments Committee): Dieter Rampl (Committee Chairman), Gianfranco Gutty, Franco Bellei, Fabrizio Palenzona, Carlo Salvatori, Alessandro Profumo and Max Dietrich Kley were called to form the first, while the Remuneration Committee was composed of Dieter Rampl (Committee Chairman), Gianfranco Gutty, Franco Bellei, Fabrizio Palenzona, Carlo Salvatori, Max Dietrich Kley and Carlo Pesenti.

The Board finally appointed as members of the Audit Committee Anthony Wyand (Chairman), Dieter Rampl, Gianfranco Gutty, Franco Bellei and Paolo Vagnone, finally confirming Giovanni Vaccarino as Chairman of the controlling body set up pursuant to Law 231/2001.

Outlook

In 2006 reorganisation of the Group will have a considerable impact on the Holding Company's productivity. The structural changes likely to have the greatest impact will be those directly consequent on the business combination with the HVB Group and the spin-off of the activities of Global Investor Services into the new company (2S Banca).

These processes will have a negative impact on the Holding Company's results in 2006, net of extraordinary items.

Net interest income will be affected by the dividends received from subsidiaries and associates included as a result of the business combination and by market interest rates, which have risen - and are expected to rise further - in 2006.

Total revenue will fall, however, due to non-receipt of custodian bank and securities administration fees.

Operating costs, and in particular administrative expenses, will tend to rise modestly, owing to a policy of careful cost containment and structural efficiency.

Milan, 22 March 2006

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO



transparency
прозрачность
trasparenza
libertà
Freiheit

Proposal to the Shareholders' Meeting

To the Shareholders:

On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredito Italiano Spa as at 31 December 2005 being the Balance Sheet, Profit and Loss Account and Notes to the Accounts, as submitted by the Board of Directors, as a whole and as the individual entries thereof.

Appropriation of net profit:

The Profit and Loss Account for 2005 shows Net Profit for the year of	**€2,256,686,224.51**

which we propose to distribute as follows:

• to the Legal Reserve, pursuant to the Articles of Association, Article 38		€225,668,622.45
• to the medium-term Group staff incentive plan Reserve as approved by the Board of Directors		€9,000,000.00
• to the Shareholders: • 44% of the par value of €5,160,309,667 equal to €0.220* on each of the 10,320,619,334 ordinary shares** to be distributed only to shares outstanding on the dividend payment date, excluding own shares	€2,270,536,253.48	
• 47% (i.e., 44% as on the ordinary shares, plus a further 3%) on the par value of €10,853,276 savings shares (equal to €0.235* for each of the 21,706,552 savings shares)	€5,101,039.72	€2,275,637,293.20
• after a drawing from Statutory Reserve in the amount of		(€253,619,691.14)
		€2,256,686,224.51

* Includes the amount of the dividend on 87,000,000 ordinary shares held by the Bank as at 31.12.2005, to be allocated to the ordinary and savings shares outstanding as at the date of the dividend, other than own shares pursuant to Article 2357 ter of the Italian Civil Code.

** Comprises 10,368,848,154 ordinary shares already issued as at 31.12.2005, 36,222,320 ordinary shares issued in 2006 with dividend entitlement for 2005, and 2,548,860 ordinary shares ('performance shares' to be allocated to the Top Management of Group Companies), issued under the resolution passed by the Board of Directors on 22.03.2006, with dividend entitlement for 2005, net of 87,000,000 ordinary shares held by the Bank as at 31.12.2005.

Milan, 22 March 2006

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO


transparency
reciprocity
reciprocità

COMPANY ACCOUNTS AND ANNEXES

To the Shareholders:

As is customary, the Accounts as at 31 December 2005, which we submit for your approval, were prepared using conservative accounting policies and in accordance with the law, with a constant focus on the need to provide, in terms of both form and content, due clarity and a true and fair view of the Company's financial condition and operating results.

The 2005 Accounts, which were prepared pursuant to the provisions of Legislative Decree No. 87 dated 27 January 1992 (which was enacted to implement EEC Directive 86/635), and in accordance with Banca d'Italia Order dated 15 July 1992 as amended, consist of the Balance Sheet, Profit and Loss Account and Notes to the Accounts, and are accompanied by the report on operations given above.

COMPANY ACCOUNTS

It should be noted that due to the following extraordinary transactions:

- absorption of Sviluppo Finanziaria S.p.a. and Fida SIM S.p.a., finalised on 1 May 2005 with effect on the Accounts and for tax purposes as from 1 January 2005;
- absorption of Banca dell'Umbria S.p.a and Cassa Risparmio Carpi S.p.a., legally effective as from 1 July 2005, but with effect on the Accounts and for tax purposes as from 1 January 2005;
- assignment to UniCredit Banca S.p.A., UniCredit Banca d'Impresa S.p.A., UniCredit Private Banking S.p.A. and UniCredit Real Estate S.p.A. of various business divisions of the latter two banks, identified on the basis of their respective operational profiles and in accordance with the Group's business model completed on 1 July 2005;
- closure of the Singapore branch on 23 August 2005, as part of the process of rationalisation and streamlining of our presence overseas.

UniCredito Italiano S.p.A. Accounts as at 31 December 2005 are not comparable with those of the 31 December 2004; therefore, we have exercised the option pursuant to Legislative Decree 87/92 not to compare the results for the fiscal year ended 31 December 2005 with those of 2004.

However, in order to provide more information, the annexes contain the accounts for 31 December 2005 compared with those of 31 December 2004 for UniCredito Italiano in the form in which they were originally prepared.

In accordance with applicable law, the accounts have been prepared in euros.

F2 TRANSACTION

This transaction affecting the Accounts is one stage in a more complex corporate reorganisation process begun some years ago. In corporate terms it was transacted as follows:

- absorption of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. by UniCredit, legally effective as of 1 July 2005 and commencing, for accounting and tax purposes, on 1 January 2005;
- simultaneous assignment (1 July 2005) of assets constituting the business divisions relating to "retail", "private banking", "corporate" and "real estate" to UniCredit Banca S.p.A., UniCredit Private Banking S.p.A., UniCredit Banca d'Impresa S.p.A. and UniCredit Real Estate S.p.A. respectively, with the objective of integrating the activities of the absorbed banks into other Companies of the UniCredit Banking Group on the basis of their respective operational profiles and in accordance with the unified business model;
- maintenance within UniCredit of certain activities, which were not deemed as appropriate to the development of the segment banks.

These transactions were intended to ensure fiscal neutrality and continuity, and the business divisions were transferred by keeping the same values as those at which the individual items were accounted for by the transferor. The associated goodwill was also assigned to each business division; the "real estate" business transfer, however, was subject to revaluation of each individual property, bringing the values into line with estimated market values.

The absorption was completed as the companies approved the relevant merger projects at extraordinary meetings of shareholders in accordance with the proposal of the directors. The transaction was then put into effect by means of a public deed of merger.

In accounting terms, the absorption of the two banks involved cancelling the carrying value of the equity investments and the recognition of the corresponding assets received as a result of the merger, resulting in a negative overall differential (derecognition deficit).

The transaction also provided for the allocation of new UniCredito Italiano shares to various shareholders in exchange for the shares held in the absorbed companies and derecognised as a result of the merger. On the basis of the established share swap ratios the accounting registration of the capital increase with regard to the new shares issued gave rise to share swap surpluses, as shareholders' equity of each absorbed company exceeded UniCredit's corresponding capital increase.

The effects of the merger, carried out in compliance with instructions issued by Consob on 29 March 1996, were therefore as follows:

- recognition of deficit associated with the derecognition of the carrying value at which the equity investments were registered; this deficit was, moreover, subsequently transferred to the various Group companies in the form of goodwill or revaluation of real estate, and a residual portion was also recognised by UniCredit through profit or loss;
- showing (separate in accounting terms) the share swap surplus determined in connection with the higher accounting values of the absorbed companies, with respect to the corresponding capital increases referable to the minority holdings not held by UniCredit in the absorbed companies.

The annex *Share Exchange Surplus and Derecognition Deficit - Breakdown* summarises the asset movements which led to the determination of the effects of the merger as cited above.

OTHER TRANSACTIONS

The absorption of Sviluppo Finanziaria S.p.A. and FIDA Finanziaria d'Affari S.I.M. S.p.A was concluded during the year with the derecognition of the value of the equity investments relating to the corresponding shareholders' equity of the absorbing company, without the determination of any share swap and without the issue or allocation of any new shares by the absorbing company, since the companies were wholly and directly owned by UniCredit.

NOTES TO THE ACCOUNTS

The Notes to the Accounts include information deemed necessary to provide a true and fair view of the company's situation, in addition to presenting all the information required by law, by Banca d'Italia, and by CONSOB (the Italian Securities and Exchange Commission).

Where not otherwise specified, figures are shown in thousands of euros and the information provided is structured as follows:
Part A) Accounting Policies
Part B) Notes to the Balance Sheet
Part C) Notes to the Profit and Loss Account
Part D) Other Information

ANNEXES

The following documents are included in the annexes:
- Comparative Tables of the Accounts as at 31 December 2005 and as at 31 December 2004
- Internal Pension Funds: Statement of Changes in the Year and Final Accounts
- Share Exchange Surplus and Derecognition Deficit (Breakdown) - F2 Transaction
- Information on Reserves and Funds
- List of Properties (Article 10, Law 72/83)

The combined provisions of Legislative Decree 38/05 and EC Regulation 1606/02 require that:

- the consolidated Accounts of listed companies be prepared in accordance with IFRS as of the year ended or in progress at 31 December 2005;
- the Holding Company (UniCredito Italiano S.p.A.) Accounts be:
  - prepared in accordance with IFRS in 2005, if so desired; or
  - prepared in accordance with IFRS as of 2006, compulsorily.

In light of these rules, by a resolution passed on 30 November 2005, the Parent Company decided not to exercise the 2005 option, and therefore to prepare its Accounts at 31 December 2005 in accordance with Italian GAAP (Legislative Decree 87/92).

The reasons for this decision may be summarised as follows:

- the values entered in the Accounts and, in particular, the values which contribute to determination of the result for the year in the profit and loss account, represent the principal basis for the determination of taxable income and thus tax due. However, tax regulations have only begun (and not yet terminated) analysis of the implications of IFRS in determining taxable income; any switch to IFRS in preparing the Accounts for the year would have made it necessary to handle three different sets of figures, i.e. under IFRS, under Italian GAAP as the basis for tax adjustments, and taxable amounts;
- pursuant to Legislative Decree 38/05, Banca d'Italia has the authority to draw up tables for IFRS Accounts (balance sheet, profit and loss account, and explanatory notes); these were issued by Circular #262 dated 22 December 2005. Adopting the new accounting principles for the preparation of the consolidated financial statements only will make it possible to complete the process of transition to IFRS, while simultaneously ensuring that accounting data are recognised in the Accounts on the basis of the normal, proven procedures used for their determination.


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COMPANY ACCOUNTS

Accounts as at 31 December 2005

Balance Sheet as at 31 December 2005

(amounts in €)

Assets		
10. Cash and deposits with central banks and post offices		**€46,226,983**
20. Treasury notes and similar securities eligible for refinancing at central banks		**373,800,975**
30. Loans to banks:		**68,346,405,167**
a) on demand	17,277,879,572	
b) other	51,068,525,595	
40. Loans to customers:		**12,091,389,859**
of which:		
- loans with deposits received in administration	-	
50. Bonds and other debt securities:		**29,545,947,479**
a) of government issuers	2,244,842,561	
b) of banks	25,664,958,311	
of which:		
- own securities	-	
c) of financial institutions	1,433,087,632	
of which:		
- own securities	-	
d) of other issuers	203,058,975	
60. Shares, interests and other variable yield securities		**412,483,548**
70. Equity investments		**3,635,846,364**
80. Equity investments in Group companies		**28,990,433,396**
90. Intangible fixed assets		**11,869,045**
of which:		
- start-up costs	-	
- goodwill	-	
100. Tangible fixed assets		**14,760,447**
120. Own shares or interests *(face value 43,500,000)*		**358,415,712**
130. Other assets		**6,146,527,949**
140. Accrued income and pre-paid expenses		**1,243,247,184**
a) accrued income	868,648,441	
b) pre-paid expenses	374,598,743	
of which:		
- issue discount on securities	*31,950,376*	
Total assets		**€151,217,354,108**

Liabilities and Shareholders' Equity		
10. Due to banks:		**€52,405,727,531**
a) on demand	13,317,610,372	
b) on term or with notice	39,088,117,159	
20. Due to customers:		**5,607,153,146**
a) on demand	2,331,254,167	
b) on term or with notice	3,275,898,979	
30. Securities in issue:		**49,382,268,662**
a) bonds	23,562,262,919	
b) certificates of deposit	23,604,046,562	
c) other securities	2,215,959,181	
50. Other liabilities		**3,622,893,401**
60. Accrued liabilities and deferred income:		**1,454,077,712**
a) accrued liabilities	981,716,281	
b) deferred income	472,361,431	
70. Reserve for employee severance pay		**45,481,872**
80. Reserves for risks and charges:		**1,063,587,284**
a) reserve for pensions and similar obligations	482,597,548	
b) taxation reserve	90,402,290	
c) other reserves	490,587,446	
110. Subordinated debt		**7,739,731,429**
120. Capital		**5,195,277,353**
130. Share premium reserve		**16,816,170,363**
140. Reserve:		**5,351,279,101**
a) legal reserve	633,805,076	
b) reserve for own shares or interests	358,415,712	
c) statutory reserve	2,048,904,924	
d) other reserves	2,310,153,389	
150. Revaluation reserves		**277,020,029**
170. Net profit for the year		**2,256,686,225**
Total liabilities and shareholders' equity		**€151,217,354,108**

Guarantees and commitments		
10. Guarantees given		**€26,521,031,599**
of which:		
- acceptances	*1,622,339*	
- other guarantees	*26,519,409,260*	
20. Commitments		**€8,685,525,796**
of which:		
- for sales with repurchase obligations	-	

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Profit and Loss Account 2005

(amounts in €)

10. Interest income and similar revenues		**€3,152,406,106**
of which:		
- on loans to customers	*400,533,727*	
- on debt securities	*1,170,339,737*	
20. Interest expense and similar charges		**3,188,545,357**
of which:		
- on amounts due to customers	*188,092,315*	
- on securities in issue	*1,489,697,938*	
30. Dividends and other revenues:		**2,294,731,092**
a) on shares, interests and other variable yield securities	48,262,723	
b) on equity investments	84,722,066	
c) on equity investments in Group companies	2,161,746,303	
40. Commission income		**188,848,710**
50. Commission expense		**37,864,454**
60. Trading profits (losses)		**(17,243,848)**
65. Gains on investment of retirement reserve and similar obligations		**1,094,424**
70. Other operating income		**148,625,641**
80. Administrative expenses:		**561,265,512**
a) payroll costs	301,768,890	
of which:		
- wages and salaries	*192,052,035*	
- social security contributions	*48,121,912*	
- severance pay	*11,683,516*	
- pensions and similar benefits	*41,899,296*	
b) other administrative expenses	259,496,622	
85. Transfer to provisions of gains on investment of retirement reserve and similar obligations		**1,094,424**
90. Writedowns of intangible and tangible fixed assets		**33,964,690**
100. Provisions for risks and charges		**16,956,720**
110. Other operating expenses		**17,716,052**
120. Writedowns of loans and provisions for guarantees and commitments		**2,040,971**
130. Write-backs of loans and provisions for guarantees and commitments		**12,276,402**
150. Writedowns of financial investments		**48,764,703**
160. Write-backs of financial investments		**27,482,218**
170. Profit (Loss) before extraordinary items and income tax		**1,900,007,862**
180. Extraordinary income		**274,561,435**
190. Extraordinary charge		**27,880,037**
200. Extraordinary income (charges) - net		**246,681,398**
220. Income tax for the year		**-109,996,965**
230. Net profit for the year		**€2,256,686,225**

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI




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respect

NOTES TO THE ACCOUNTS

Section 1 - Description of Accounting Policies

The Company's accounting policies are in line with those used for the preparation of the Company Accounts as at 31 December 2004.

In accordance with legislative provisions, assets and liabilities reported in the Accounts and "off-balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. LOANS - GUARANTEES AND COMMITMENTS

LOANS AND ADVANCES

Loans are valued at their estimated realisable value, which is also determined by taking into account market prices when available, on the basis of:

a) the debtors' solvency;

b) difficulty of servicing debt in countries where the debtor resides.

The estimated realisable value of customer loans is determined on the basis of a careful assessment of all elements characterising the history of the relationships, also taking into account available information on the debtor's capital, operating performance and financial condition.

Consideration is also given to the nature of the business, the degree of risk of the specific type of credit facility, and any security received.

The following should be noted regarding the various categories of "**bad and doubtful debts**":

- **non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;

- **doubtful loans** are defined as loans to borrowers in temporary difficulties, which are expected to be resolved within a reasonable period of time. They are usually assessed at a single amount on a historical and statistical basis, and specifically when circumstances make this advisable;

- **loans to countries at risk** - i.e., to central governments, banks or customers in countries with debt servicing difficulties - are valued using the percentages used by the Italian banking industry. Such loans are subject to general writedowns using percentages consistent with the industry, and are periodically reviewed with regard to the countries to be included in this category and the level of writedowns to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns;

- **consolidated or restructured exposure** represent exposure to counterparties with which agreements have been concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis, with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

- **past-due or excess loans which have been so for more than 180 days**: this is the entire exposure towards counterparties other than those in the above categories that have credits which are either past-due or excess loans, in this condition for more than 180 days.
  Total exposure is measured where, at the reference date,
  - either the past-due and/or excess portion,
  or
  - the average between the past-due and/or excess portion, measured daily in the latest quarter,
  equals the exposure or exceeds it by 5%,
  They are assessed for a single amount on a historical and statistical basis.

Bad and doubtful debts are either identified by individual portfolio managers responsible for the relationships, who operate within the powers delegated to them, using, as necessary, specialised scoring systems which analyse the performance of the loans in question, or are automatically identified by the system as for past-due/excess loans.

A centralised unit is responsible for monitoring and overseeing the entire customer portfolio.

In respect of performing loans to customers, a general writedown is made on exposures on the basis of their inherent risk.

GUARANTEES AND COMMITMENTS

Guarantees issued and commitments assumed which incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.
Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns relating to loans, guarantees and commitments are no longer applicable, in whole or in part, the necessary write-backs are made.

2. SECURITIES AND OFF-BALANCE SHEET TRANSACTIONS (OTHER THAN THOSE INVOLVING FOREIGN CURRENCIES)

2.1 INVESTMENT SECURITIES

Securities classified as investments are valued at purchase cost, adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and of the debt repayment ability of the issuer's country of residence, unless there is appropriate security.

Writedowns made are derecognised in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the weighted-average rolling cost principle on a daily basis. This is adjusted using the so-called trading spread, that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

2.2 TRADING SECURITIES

Securities not classified as investments are valued:

a) at market value, if listed on regulated markets;

b) at the lower of cost or market value, if not listed on regulated markets.

Cost is determined using the weighted-average rolling cost principle on a daily basis adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;

b) for securities not listed on regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following measures to determine the latter value:

- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of the issuers;
- any debt servicing difficulty in the issuer's country of residence;
- other information that can be determined objectively.

2.3 OFF-BALANCE SHEET TRANSACTIONS

Off-balance sheet transactions - except those in foreign currencies, which are classified as investments - are valued at contract value for spot or forward securities trading contracts that have not been settled, of for derivative contracts with an underlying security.

Off-balance sheet transactions, except those for foreign currencies, which are classified as investments, are primarily valued using the following criteria:

a) outstanding spot and forward securities contracts

- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;

- if involving securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. Market value is determined by reference to the principles given above for unlisted "trading" securities, and to the preceding paragraph;

b) derivative contracts with underlying securities, or which are linked to interest rates, market indices or other assets:
   - if held as a part of a trading portfolio, they are valued on the basis of market values defined as follows:
     • for contracts listed on regulated markets, their respective prices;
     • for other contracts, the values obtained by referring to parameters listed or available on electronic communication systems generally used at international level, and in any event determined objectively;

   - if held for hedging purposes, they are treated in the same way as the hedged assets or liabilities.

     Thus:
     • if they are related to assets or liabilities which bear interest and are valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost, and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense) based on a time distribution in keeping with that for recording interest generated by the hedged assets or liabilities, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if this is notional, and for forward rate agreements to the length of time in relation to which the interest differential is calculated);

     • if the assets/liabilities bear interest, but are reported at market value (e.g. portfolios of trading securities):
       - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
       - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;

     • if the hedged assets or liabilities do not bear interest and are reported at market value (e.g., equities), the derivative contracts used for hedging (options, futures) are also reported at market and the results of the valuation flow to trading profits (losses).

For greater clarification on operations for issuing covered warrants (traded by U.B.M. SpA), it should be noted that:

• Covered Warrants issued (options sold) listed on regulated Italian or foreign markets are valued at the price reported on the last significant working day of the period;

- Covered Warrants purchased for hedging purposes by U.B.M. are valued, for consistency, at the same price as the Covered Warrants issued.

3. EQUITY INVESTMENTS

Equity investments, which constitute investments since they are held in the company's assets as long-term investments, are valued at purchase cost including ancillary costs (for the purchase of significant stakes). This amount is adjusted by any writedowns needed to incorporate any permanent loss of value or any writedowns prudently applied to take into account, among other things, any capital reductions of the companies and market performance (and any reductions in prices for equity investments in the form of listed stocks).

The writedowns carried out are derecognised in whole or in part when the reasons which gave rise to them no longer apply.

4. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES (INCLUDING OFF-BALANCE SHEET TRANSACTIONS)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate prevailing at the end of the period.

Investments not subject to general or specific hedging on the spot or forward markets are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments which, at the time of acquisition, were hedged in the spot or forward markets for which - during 2003 - it was decided not to renew hedges which are valued at the average purchase exchange rate of the currency concerned.

Off-balance sheet foreign currency transactions are valued as follows:

- spot transactions awaiting settlement: at the spot exchange rate in effect at the end of the period;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect at the end of the period.

In line with the method used to determine forward prices, it was deemed appropriate to treat the latter as equivalent financial transactions, i.e., deposits in the respective foreign currencies and spot foreign exchange transactions. The operational department charged with managing the risk and structured accordingly manages the two components of risk separately, viz.:

• risk related to the base, by systematically allocating it to the spot foreign exchange position;
• risk related to interest differentials: by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of attribution.

Other off-balance sheet transactions in the form of derivative contracts are reported at market value if held in portfolios made up of trading securities, or, in line with the hedged assets or liabilities if held for hedging purposes, in accordance with the method described above in point 2.3 b.

5. TANGIBLE FIXED ASSETS

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Tangible fixed assets which, on the date the period ends, have undergone a permanent decline below the cost or value described above, are reported at such lower value.

6. INTANGIBLE FIXED ASSETS

Goodwill is amortised over five years.

The cost of patents, intellectual property rights and licenses, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not exceeding five years.

The value of intangible fixed assets is reduced in the event of permanent loss of value.

7. OTHER ASPECTS

Amounts due to **banks** and **customers** and **third-party funds received in administration** are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

7.1 DEFERRED TAXATION

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Assets for deferred tax charges are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.
Liabilities for deferred tax are reported unless it is unlikely that they will be incurred.

The methods applied are reported in detail in Part B) Notes to the Balance Sheet - Section 7 - Reserves.

Section 2 - Tax Adjustments and Provisions

None.

(amounts in € thousands)

Section 1 - Loans and Advances

€ '000

	AS AT 31.12.2005
10. Cash and deposits with central banks and post offices	**46,227**
30. Loans to banks	**68,346,405**
40. Loans to customers	**12,091,390**
Total	**80,484,022**

€ '000

Detail of item 10 "cash and balances with central banks and post offices"	AS AT 31.12.2005
Notes and coins	45,781
Deposits with Bank of Italy and central banks	446
Total	**46,227**

€ '000

1.1 DETAIL OF ITEM 30 "LOANS TO BANKS"	AS AT 31.12.2005
a) loans to central banks	**1,012,762**
b) securities eligible for refinancing at central banks	**-**
c) repo transactions	**7,867,485**
- ordinary transactions	*7,729,300*
- for securities borrowed	*138,185*
d) stock lending	**20,944**

€ '000

1.2 LOANS TO BANKS - BAD AND DOUBTFUL DEBTS

	AS AT 31.12.2005		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**15,176**	**604**	**14,572**
A.1 Non-performing loans	110	66	44
A.2 Doubtful loans	528	109	419
A.3 Restructured loans	-	-	-
A.4 Past-due loans	-	-	-
A.5 Unsecured loans to countries at risk *	14,538	429	14,109
B. Performing loans	**68,331,833**	**-**	**68,331,833**
Total	**68,347,009**	**604**	**68,346,405**
** of which loans subject to writedowns:*	*2,197*		

€ '000

1.3 CHANGES IN BAD AND DOUBTFUL DEBTS - BANKS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**105**	**-**	**-**	**-**	**18,519**
A.1 of which: for overdue interest	-	-	-	-	-
B. Increases	**31**	**1,093**	**-**	**-**	**3,072**
B.1 transfers from performing loans	-	546	-	-	-
B.2 overdue interest	-	-	-	-	-
B.3 transfers from other categories of bad and doubtful debts	-	547	-	-	-
B.4 other increases *	31	-	-	-	3,072
C. Decreases	**26**	**565**	**-**	**-**	**7,053**
C.1 transfers to performing loans	-	-	-	-	-
C.2 write-offs	-	21	-	-	-
C.3 recoveries	-	544	-	-	1,577
C.4 sales proceeds	-	-	-	-	-
C.5 transfers to other categories of bad and doubtful debts	-	-	-	-	547
C.6 other decreases **	26	-	-	-	4,929
D. Final gross exposure	**110**	**528**	**-**	**-**	**14,538**
D.1 of which: for overdue interest	-	-	-	-	-
** of which: opening balances from merger transactions*	*26*	-	-	-	-
*** of which: transfers to Group companies*	*26*	-	-	-	-

€ '000

1.4 CHANGES IN BAD AND DOUBTFUL DEBT ADJUSTMENTS - BANKS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	LOANS TO COUNTRIES AT RISK	UNSECURED PERFORMING LOANS
A. Initial total writedowns	**63**	**-**	**-**	**-**	**1,504**	**-**
A.1 of which for overdue interest	-	-	-	-	-	-
B. Increases	**3**	**219**	**-**	**-**	**304**	**163**
B.1 writedowns	-	107	-	-	95	163
B.1.1 of which for overdue interest	-	-	-	-	-	-
B.2 use of loan loss reserves	-	-	-	-	-	-
B.3 transfers from other loan categories	-	109	-	-	-	-
B.4 other increases *	3	3	-	-	209	-
C. Decreases	**-**	**110**	**-**	**-**	**1,379**	**163**
C.1 write-backs from assessments	-	-	-	-	471	-
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 write-backs from recoveries	-	89	-	-	799	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 write-offs	-	21	-	-	-	163
C.4 transfers to other loan categories	-	-	-	-	109	-
C.5 other decreases **	-	-	-	-	-	-
D. Final total writedowns	**66**	**109**	**-**	**-**	**429**	**-**
D.1 of which: for overdue interest	-	-	-	-	-	-
** of which: opening balances from merger transactions*	-	-	-	-	-	-
*** of which: transfers to Group companies*	-	-	-	-	-	-

€ '000

Item 30 "loans to banks"

	AS AT 31.12.2005
a) on demand:	
Deposits	11,300,798
Loans	44,155
Current accounts for services rendered	5,931,753
Other forms of debt	1,174
	17,277,880
b) other:	
Loans to central banks	1,012,762
Deposits	32,328,042
Loans	197,711
Non-performing loans	44
Repo transactions	7,867,485
Stock lending	20,944
Bills and notes discounted	99,337
Subordinated assets	34,483
Other forms of debt	9,507,717
	51,068,525
Total	**68,346,405**

€ '000

1.5 DETAIL OF ITEM 40 "LOANS TO CUSTOMERS"	AS AT 31.12.2005
a) securities eligible for refinancing at central banks	**-**
b) repo transactions	**-**
- ordinary transactions	-
- for securities borrowed	-
c) stock lending	**-**

€ '000

1.6 SECURED LOANS TO CUSTOMERS NATURE OF SECURITY	AS AT 31.12.2005
a) mortgage	**-**
b) charge over:	
1. cash deposits	3,865
2. securities	437,513
3. other assets	-
	441,378
c) guarantee provided by:	
1. Governments	
2. other public entities	-
3. banks	-
4. other borrowers	-
	-
Total	**441,378**

€ '000

1.7 DETAILS OF LOANS TO CUSTOMERS	AS AT 31.12.2005		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**47,825**	**46,446**	**1,379**
A.1 Non-performing loans	47,562	46,295	1,267
A.2 Doubtful loans	-	-	-
A.3 Restructured loans	263	151	112
A.4 Past-due loans	-	-	-
A.5 Unsecured loans to countries at risk	-	-	-
B. Performing loans	**12,108,370**	**18,359**	**12,090,011**
Total	**12,156,195**	**64,805**	**12,091,390**

€ '000

1.8 CHANGES IN BAD AND DOUBTFUL DEBTS - CUSTOMERS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**55,360**	**3,769**	**238**	**-**	**1,400**
A.1 of which: for overdue interest	-	-	-	-	-
B. Increases	**210,427**	**130,884**	**6,846**	**-**	**657**
B.1 transfers from performing loans	9,156	31,629	-	-	-
B.2 overdue interest	1,451	-	35	-	-
B.3 transfers from other categories of bad and doubtful debts	4,234	252	1,755	-	-
B.4 other increases *	195,586	99,003	5,056		657
C. Decreases	**218,225**	**134,653**	**6,821**	**-**	**2,057**
C.1 transfers to performing loans	-	8,009	-	-	445
C.2 write-offs	17,133	708	-	-	277
C.3 recoveries	16,042	32,632	12	-	-
C.4 sales proceeds	239	-	-	-	-
C.5 transfers to other categories of bad and doubtful debts	-	5,989	252	-	-
C.6 other decreases **	184,811	87,315	6,557	-	1,335
D. Final gross exposure	**47,562**	**-**	**263**	**-**	**-**
D.1 of which: for overdue interest	-	-	-	-	-
** of which: opening balances from merger transactions*	*185,041*	*89,933*	*3,761*	-	*3*
*** of which: transfers to Group companies*	*184,006*	*87,315*	*3,915*	-	*3*

€ '000

1.9 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO CUSTOMERS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	LOANS TO COUNTRIES AT RISK	UNSECURED PERFORMING LOANS
A. Initial total writedowns	**50,420**	**1,309**	**131**	**-**	**346**	**21,664**
A.1 of which for overdue interest	-	-	-	-	-	-
B. Increases	**80,500**	**11,907**	**1,754**	**-**	**239**	**37,575**
B.1 writedowns	2,368	-	35		180	856
B.1.1 of which for overdue interest	*1,451*	-	*35*	-	-	*804*
B.2 use of loan loss reserves	-	-	-	-	-	-
B.3 transfers from other categories of loans	2,139	-	750	-	-	-
B.4 other increases *	75,993	11,907	969	-	59	36,719
C. Reductions	**84,625**	**13,216**	**1,734**	**-**	**585**	**40,880**
C.1 write-backs from assessments	-	-	-	-	291	1,842
C.1.1 of which: for overdue interest	-	-	-	-	-	*1,842*
C.2 write-backs from recoveries	3,232	1,870	750	-	16	686
C.2.1 of which: for overdue interest	*711*	*69*	-	-	-	-
C.3 write-offs	17,133	708	-	-	277	3,724
C.4 transfers to other categories of loans	-	2,889	-	-	-	-
C.5 other decreases **	64,260	7,749	984	-	1	34,628
D. Final total writedowns	**46,295**	**-**	**151**	**-**	**-**	**18,359**
D.1 of which: for overdue interest	-	-	-	-	-	-
** of which: opening balances from merger transactions*	*69,622*	*11,049*	*17*	-	*1*	*33,431*
*** of which: transfers to Group companies*	*64,260*	*7,749*	*984*	-	*1*	*30,036*

€ '000

Detail of item 40 "loans to customers"	AS AT 31.12.2005
Bills and notes discounted	48,069
of which: securities eligible for refinancing at central banks	-
Current accounts	8,240,003
Mortgages	1,144,049
Loans	1,711
Other non-overdraft lending	2,634,146
Non-performing loans	1,267
Repo transactions	-
Stock lending	-
Subordinated assets	21,806
Other forms of debt	339
Total	**12,091,390**

Section 2 - Securities

€ '000

SECURITIES	AS AT 31.12.2005
20. Treasury notes and similar securities eligible for refinancing at central banks	**373,801**
50. Bonds and other debt securities	**29,545,948**
60. Shares, interests and other variable yield securities	**412,484**
Total	**30,332,233**
of which: Investment securities	*26,549,114*

The criteria used for distinguishing investment securities remained unchanged from the prior year.

In accordance with framework resolutions passed by the Board of Directors:

- **Investment securities** consist of medium or long-term securities, which, on the basis of their characteristics and purpose, are held as permanent investments. They can be broken down into four components: the first three are for securities administered by General Management, and the fourth consists of securities held by units operating abroad.

The procedures for using the assets in each of the four components are indicated below.

- Investment portfolio

Investment securities in the traditional sense, which are typically held as a permanent investment; a size limitation has been set at €4,600 million.

- Portfolio to optimise the group's capital structure

This portfolio is used to hold bonds issued by other group entities purchased for the sole purpose of insuring compliance with the capital requirements imposed by the Supervisory Authorities. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- Portfolio resulting from restructured credit facilities

This portfolio is the result of restructured credit facilities, and is used to hold the bonds issued in connection with the restructuring operations, which may also be implemented through the conversion to bonds of the bank's exposure to resident and foreign borrowers. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- Portfolio of securities of the foreign branches

This portfolio consists of securities held by units operating abroad for which a maximum limit has been set at €1 billion.

- **Trading securities** are used for the day-to-day management of assets and liabilities and to manage the Group's temporary surplus liquidity. The maximum limit is €4 billion.

€ '000

2.1 INVESTMENT SECURITIES

ITEMS/SECURITIES	AS AT 31.12.2005 CARRYING VALUE	AS AT 31.12.2005 MARKET VALUE
1. Debt securities	**26,406,149**	**26,767,906**
1.1 Government securities	1,601,249	1,884,730
- listed	*1,601,249*	*1,884,730*
- unlisted	-	-
1.2 Other securities	24,804,900	24,883,176
- listed	*80,775*	*82,359*
- unlisted	*24,724,125*	*24,800,817*
2. Equity securities	142,965	142,970
- listed	*1,325*	*1,330*
- unlisted	*141,640*	*141,640*
Total	**26,549,114**	**26,910,876**

Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.

A comparison of carrying value and market value shows a potential gain of €361,762 thousand at the end of 2005. However, it should be noted that derivative contracts entered into in order to partially hedge investment securities showed a net loss of €215,688 thousand at the end of the year. Taking into account this negative effect the portfolio at hand showed a net gain at the end of 2005 of €146,074 thousand compared with market values.

Some securities (broken down by category in the table below) are recognised at a value which exceeds fair value by a total of €49,954 thousand.

The difference between book and fair value is mainly attributable to subordinated and non-subordinated bonds issued by Group companies in order to optimise the Group's capital structure.

€ '000

INVESTMENT SECURITIES	AS AT 31.12.2005 CARRYING VALUE	FAIR VALUE	DIFFERENCES
Other Italian government securities	749,360	734,250	+15,110
Bonds issued by Group Companies	9,183,450	9,150,630	+32,820
Other bonds	131,174	129,150	+2,024
	10,063,984	**10,014,030**	**+49,954**

The differences between redemption and Carrying value for fixed and variable-rate investment debt securities, broken down by similar categories, are as follows:

€ '000

	AS AT 31.12.2005 REDEMPTION VALUE *	CARRYING VALUE	DIFFERENCES
Long-term treasury bonds	637,159	658,965	-21,806
Treasury certificates	192,888	192,924	-36
Other Italian government securities	750,000	749,360	+640
Other bonds	24,857,168	24,804,900	+52,268
Total	**26,437,215**	**26,406,149**	**+31,066**

** Redemption value is used to indicate face value.*

€ '000

2.2 CHANGES IN INVESTMENT SECURITIES DURING THE YEAR	UNITS OPERATING		
	IN ITALY	ELSEWHERE	TOTAL
A. Opening balance	**17,209,440**	**360,800**	**17,570,240**
B. Increases	**12,557,076**	**1,199,373**	**13,756,449**
B.1 Purchases	12,415,372	1,125,574	13,540,946
B.2 Write-backs	670	-	670
B.3 Transfers from trading securities	-	-	-
B.4 Other changes *	141,034	73,799	214,833
C. Reductions	**3,705,736**	**1,071,839**	**4,777,575**
C.1 Sales	-	77,861	77,861
C.2 Redemptions	3,559,590	993,175	4,552,765
C.3 Writedowns	6,083	-	6,083
of which: Permanent writedowns	*6,083*	-	*6,083*
C.4 Transfers to trading securities	-	-	-
C.5 Other changes	140,063	803	140,866
D. Closing balance	**26,060,780**	**488,334**	**26,549,114**
** of which: opening balances from merger transactions*	*101,500*	-	*101,500*

Total write-backs relate to shares in closed-end funds written down in previous years.

Total writedowns relate to shares in closed-end funds (€5,600 thousand) and securities resulting from restructured foreign credit facilities (€483 thousand).

€ '000

2.3 TRADING SECURITIES

	AS AT 31.12.2005	
	CARRYING VALUE	MARKET VALUE
1. Debt securities	**3,513,599**	**3,514,015**
1.1 Government securities	876,321	876,321
- listed	*876,321*	*876,321*
- unlisted	-	-
1.2 Other securities	2,637,278	2,637,694
- listed	*2,423,551*	*2,423,551*
- unlisted	*213,727*	*214,143*
2. Equity securities	**269,520**	**269,612**
- listed	*268,249*	*268,249*
- unlisted	*1,271*	*1,363*
Total	**3,783,119**	**3,783,627**

Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.

€ '000

2.4 CHANGES IN TRADING SECURITIES DURING THE YEAR

A. Opening balance	**3,162,093**
B. Increases	**6,870,495**
B.1 Purchases	6,371,909
- Debt securities	4,537,521
+ Government securities	*1,398,884*
+ other securities	*3,138,637*
- Equity securities	1,834,388
B.2 Write-backs and revaluations	3,207
B.3 Transfers from investment securities	-
B.4 Other changes *	495,379
C. Reductions	**6,249,469**
C.1 Sales and redemptions	6,240,721
- Debt securities	4,330,889
+ Government securities	*1,495,004*
+ other securities	*2,835,885*
- Equity securities	1,909,832
C.2 Writedowns	3,589
C.3 Transfers to investment securities	-
C.4 Other changes	5,159
D. Closing balance	**3,783,119**
** of which: opening balances from merger transactions*	*463,009*

Section 3 - Equity Investments

€ '000

	AS AT 31.12.2005
70. Equity investments	**3,635,846**
80. Equity investments in Group companies	**28,990,433**
Total	**32,626,279**

Note: Equity investments held as at 31.12.1992 are consitered carried at cost as at that date.

€ '000

3.1 SIGNIFICANT EQUITY INVESTMENTS

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2005	PROFIT/LOSS AS AT 31.12.2005 *		INTEREST PERCENT.	CARRYING VALUE		PRO-RATA SHAREHOLDERS' EQUITY
A. SUBSIDIARIES							
a) banks							
1. listed							
BANK AUSTRIA CREDITANSTALT A.G. Vienna	6,537,712	479,880	(A)	17.45%	2,099,916	(1/2)	1,140,831
BANK PEKAO S.A. Warsaw	2,148,490	376,129		52.93%	1,130,909		1,137,196
BAYERISCHE HYPO- UND VEREINSBANK A.G. Munich	12,130,599	993,014		93.93%	14,490,458	(1/2)	11,394,272
UNICREDIT ZAGREBACKA BANKA D.D. Mostar	60,441	9,050	(B)	4.69%	1,496		2,835
ZAGREBACKA BANKA D.D. Zagreb	813,077	118,975	(C)	81.91%	498,754		665,991
2. unlisted							
BULBANK A.D. Sofia	304,724	47,688		86.13%	319,276	(1/3)	262,459
UNIBANKA A.S. Bratislava	94,436	10,058		77.21%	81,429	(1)	72,914
UNICREDIT BANCA S.p.A. Bologna	3,809,769	629,485		100.00%	2,687,666		3,809,769
UNICREDIT BANCA D'IMPRESA S.p.A. Verona	4,546,661	530,256		100.00%	3,531,338		4,546,661
UNICREDIT BANCA MEDIOCREDITO S.p.A. (now 2S BANCA S.p.A.) Turin	432,389	25,397		100.00%	315,651		432,389
UNICREDIT BANCA MOBILIARE S.p.A. Milan	904,191	283,189		100.00%	232,405		904,191

€ '000

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2005	PROFIT/LOSS AS AT 31.12.2005 *		INTEREST PERCENT.	CARRYING VALUE		PRO-RATA SHAREHOLDERS' EQUITY
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A. Luxembourg	21,455	1,370		100.00%	20,000		21,455
UNICREDIT PRIVATE BANKING S.p.A. Turin	334,592	76,597		100.00%	230,907		334,592
UNICREDIT ROMANIA S.A. Bucarest	68,388	951	(D)	99.95%	66,246		68,354
UNICREDIT XELION BANCA S.p.A. Milan	290,895	-35,095		100.00%	290,895		290,895
UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI Verona	94,562	25,031	(E)	97.81%	72,047		92,491
UNICREDITO ITALIANO BANK (IRELAND) P.L.C. Dublin	948,308	61,501		100.00%	873,995		948,308
ZIVNOSTENSKA BANKA A.S. Prague	115,355	6,212		96.63%	198,559	(1)	111,468
b) financial companies							
1. listed	-	-		-	-		-
2. unlisted							
LOCAT S.p.A. Bologna	507,292	93,492		100.00%	237,521		507,292
PIONEER GLOBAL ASSET MANAGEMENT S.p.A. Milan	1,661,148	267,300		100.00%	1,241,636		1,661,148
TYRERESCOM LTD Dublin	1,180	1,180		100.00%	-		1,180
UNICREDIT DELAWARE INC. Dover	137	13		100.00%	22		137
UNICREDIT INFRASTRUTTURE S.p.A. Turin	579	-21		100.00%	600	(4)	579
UNICREDIT LEASING ROMANIA S.A. Bucarest	21,653	3,804	(F)	100.00%	15,289		21,653
UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware)	1	-		100.00%	1		1
UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware)	1	-		100.00%	1		1
UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware)	2	-		100.00%	2		2
UNICREDITO ITALIANO FUNDING LLC II Dover (Delaware)	2	-		100.00%	2		2
UNICREDITO ITALIANO FUNDING LLC III Delaware	58	57		100.00%	1		58
UNICREDITO ITALIANO FUNDING LLC IV Delaware	47	45		100.00%	1		47

€ '000

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2005	PROFIT/LOSS AS AT 31.12.2005 *		INTEREST PERCENT.	CARRYING VALUE	PRO-RATA SHAREHOLDERS' EQUITY
UNIRISCOSSIONI S.p.A.						
Turin	50,570	22,129		100.00%	29,241	50,570
XELION DORADCY FINANSOWI SP.ZO.O						
Lodz	10,473	-5,945	(G)	50.00%	4,822	5,237
c) other						
1. listed	-	-		-	-	-
2. unlisted						
CASSA & ASSICURAZIONI S.p.A. (in liquidation)						
Verona	84	..	(H)	65.00%	62	62
TRIVIMM S.r.l.						
Verona	801	73	(I)	29.00%	22	232
UNICREDIT AUDIT S.p.A.						
Milan	1,211	-1,017		100.00%	1,211	1,211
UNICREDIT PRODUZIONI ACCENTRATE S.p.A.						
Cologno Monzese (MI)	13,497	4,720		100.00%	3,030	13,497
UNICREDIT REAL ESTATE S.p.A.						
Milan	339,934	12,164	(J)	100.00%	268,232	339,934
UNICREDIT SERVIZI INFORMATIVI S.p.A.						
Milan	63,104	1,842		100.00%	46,790	63,104
Total for item 80					**28,990,433**	
B. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE						
a) banks						
1. listed	-	-		-	-	-
2. unlisted						
BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.						
Savigliano (CN)	54,758	1,444	(K)	31.01%	16,702	16,980
CASSA DI RISPARMIO DI BRA S.p.A.						
Bra (CN)	47,566	1,850	(K)	31.02%	13,441	14,755
CASSA DI RISPARMIO DI FOSSANO S.p.A.						
Fossano (CN)	76,076	2,027	(K)	23.08%	16,693	17,558
CASSA DI RISPARMIO DI SALUZZO S.p.A.						
Saluzzo (CN)	65,545	2,657	(K)	31.02%	19,454	20,332
b) financial companies						
1. listed	-	-		-	-	-
2. unlisted						
CASSA DI LIQUIDAZIONE E GARANZIA S.p.A. (in liquidation)						
Trieste	411	-3	(L)	24.61%	40	101
CONSORTIUM S.r.l.						
Milan	657,623	101,778		31.24%	190,713	205,441

€ '000

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2005	PROFIT/LOSS AS AT 31.12.2005 *		INTEREST PERCENT.	CARRYING VALUE		PRO-RATA SHAREHOLDERS' EQUITY
FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A. Milan	14,943	-160	(M)	25.00%	3,650		3,736
KOC FINANSAL HIZMETLER A.S. Istanbul	1,783,265	84,105		50.00%	754,580		891,633
LISEURO S.p.A. Udine	3,665	71	(N)	35.11%	455		1,287
SYNESIS FINANZIARIA S.p.A. Torino	438,303	29,036	(O)	25.00%	95,722		109,576
SOCIETÀ FRIULANA ESAZIONE TRIBUTI S.p.A. Udine	5,354	290	(N)	33.33%	516		1,784
c) other							
1. listed	-	-		-	-		-
2. unlisted							
CONSORZIO CA.RI.CE.SE Bologna	1,624	-	(P)	33.16%	2,396	(5)	539
INIZIATIVE URBANE S.p.A. Trento	6,544	-673	(M)	27.78%	1,786		1,818
SERIN S.r.l. Trento	79	..	(N)	20.00%	16		16
SVILUPPO GLOBALE GEIE Rome	30	-30		25.00%	..		8
Total (included in item 70)					**1,116,164**		

* Amount already included in "Shareholders' equity" in the previous column.
(A) In addition to the 77.53% held through Bayerische Hypo- und Vereinsbank A.G.
(B) In addition to 93.98% held by Zagrebacka Banka d.d.; the overall Group share of ordinary share capital is 99.46%.
(C) 82.16% of ordinary share capital (the subsidiary holds 8,115 own ordinary shares, equal to 0.282% of the ordinary share capital).
(D) In addition to 1 share held by UniCredit Leasing Romania S.A. and 1 share held by UniCredit Securities S.A..
(E) The subsidiary holds 175,000 own shares, equal to 2.19% of share capital.
(F) In addition to 4 shares, each one held by Group companies.
(G) In addition to the 50% held through Bank Pekao S.A..
(H) On 28 January 2004, the Shareholders' Meeting approved the final liquidation accounts as at 24.01.2004. During 2004 the Company made an initial liquidation allocation and at the end of the 2005 residual shareholders' equity was € 84,000 and the portion applicable to UniCredit was € 62,000 under agreement with the other shareholder.
(I) In addition to 48% held through UniCredito Gestione Crediti S.p.A. Banca per la Gestione dei Crediti.
(J) Figures determined under IFRS.
(K) Data are taken from the balance sheet as at 30 June 2005.
(L) Data are taken from the financial statements as at 31 December 2004 and take into account an initial liquidation allocation made in December 2005.
(M) Data are taken from the balance sheet as at 30 September 2005.
(N) Data are taken from the financial statements as at 31 December 2004.
(O) Data are taken from the consolidated balance sheet as at al 30 September 2005.
(P) In addition to the total 0.58% held by various Group banks.

With regard to the above table, it should be noted that:
- shareholders' equity and net profit/loss for each affiliated company were taken from the 2005 accounts approved at the respective shareholders' meetings, or from the 2005 AGM accounts approved by the respective Boards of Directors; where these figures were not available, they were taken from the last approved accounts or balance sheet. For foreign companies, the amounts have been converted to euros at the exchange rate prevailing at fiscal year-end;
- the stake shown is that held directly by the Parent Company, excluding the percentage applicable to other Group companies;
- the difference between carrying value and the lower value corresponding to the fraction of shareholders' equity is justified by:

(1) the higher cost incurred at the time of the purchase or increase in the stake held (including ancillary costs) and retained in the Accounts where the causes of such higher costs continue to exist;
(2) higher market value;
(3) the different exchange rate used;
(4) the 2005 loss arising from costs for setting up the company and starting operations. The subsidiary was established in July 2005 and started its operations in January 2006.
(5) The higher cost incurred at the time of the purchase and increase in the stake held and maintained in the Accounts in relation to the continued existence of reasons justifying the payment of the increase. The object of the affiliated company, which broke even for the fiscal year, is to provide services to the members of the consortium; therefore, it is a non-profit organisation and income for the members is a result of the lower fees they are required to pay.

€ '000

3.2 ASSETS AND LIABILITIES WITH GROUP COMPANIES
3.3 ASSETS AND LIABILITIES WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)

	AS AT 31.12.2005	
	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES	**ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)**
a) Assets		
1. loans to banks *	64,264,339	1,113,336
of which: subordinated loans	*34,483*	-
2. loans to financial institutions	9,470,687	3,406
of which: subordinated loans	*18,400*	*3,406*
3. loans to other customers	960,814	-
of which: subordinated loans	-	-
4. bonds and other debt securities	24,056,473	22,932
of which: subordinated loans	*2,796,450*	-
Total Assets	**98,752,313**	**1,139,674**
b) Liabilities		
1. due to banks *	32,345,752	3,366,163
2. due to financial institutions	335,339	-
3. due to other customers	-	-
4. securities in issue	4,172,847	-
5. subordinated debt	2,885,951	-
Total Liabilities	**39,739,889**	**3,366,163**
c) Guarantees and commitments		
1. guarantees given	24,371,687	103,254
2. commitments	4,182,108	101,897
Total Guarantees and Commitments	**28,553,795**	**205,151**

* "Asset and liability positions with affiliated companies" includes transactions with Banca d'Italia

ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES AND AFFILIATED COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

Existing assets and liabilities related to group companies as at 31.12.2005, as defined by art. 4 of Legislative Decree 87/92, as well as those related to affiliated companies subject to significant influence, are as follows:

€ '000

ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES AND AFFILIATED COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

GROUP COMPANIES	*ASSETS*	*LIABILITIES*	*GUARANTEES AND COMMITMENTS*	*INCOME*	*EXPENSE*
BAC Fiduciaria S.p.A.	-	-	-	10	-
Banca Agricola Commerciale della Repubblica di S. Marino S.A.	347	598,099	6,314	75	14,105
Bank Austria Creditanstalt A.G.	2,025,137	107,723	2,300	3,306	474
Bank Pekao S.A.	2,579	8,633	52,194	3,211	1,861
Bank Pekao (Ukraina)		6		181	-

(Asset and liability positions with group companies and affiliated companies subject to significant influence continued)

€ '000

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSE
Banque Monegasque de Gestion S.A.	426	46,033	10,596	139	1,024
Bayerische Hypo- und Vereinsbank A.G.	1,500,005	606,370	543,446	2,780	1,492
Breakeven S.r.l.	-	-	-	1	-
Bulbank A.D.	15,135	62,175		1,137	1,625
Centralny Dom Maklensky Pekao SA	-	4	-	-	-
Cordusio Società Fiduciaria per Azioni	-	-	-	70	-
Euro Capital Structures Ltd	-	-	-	-	590
FRT Fiduciaria Risparmio Torino SIM S.p.A.	-	-	-	19	1
I-Faber S.p.A.	-	-	-	928	307
Locat S.p.A.	7,038,235	-	-	166,979	11,539
Locat Leasing Croatia d.o.o.	-	-	170,000	-	-
LocatRent S.p.A.	-	-	-	1,780	1,678
Medioinvest S.r.l.	-	-	-	6	3
Pekao Leasing Sp.zo.o	-	-	-	232	-
Pioneer Alternative Investment Management Ltd		39	-	-	17
Pioneer Alternative Investment Management S.G.R.p.A.	-	-	-	14	1
Pioneer Asset Management SA	-	3,610	-	2,548	-
Pioneer Investment Management S.G.R.p.A.	-	6,409	-	7,708	689
Pioneer Global Asset Management S.p.A.	-	8,981	-	3,021	785
Pioneer Investment Management Ltd	-	-	-	-	7,683
Pioneer Investment Management USA Inc	195,271	25,470	71,205	7,470	420
Quercia Funding S.r.l.	-	-	-	4	-
Quercia Software S.p.A.	-	-	-	38	627
S+R Investimenti e gestioni S.G.R.p.a.	-	84	-	49	1
TLX S.r.l.	-	-	-	15	-
Trivimm S.r.l.	-	-	-	1	-
Tyrerescom Ltd	-	-	-	4	-
UBM Securities Inc. (in liquidazione)	-	683	125	7	3
UNI IT S.r.l	-	-	-	14	-
UniBanka A.S.	38,396	3,440	4,243	1,461	146
UniCreditAssicura S.r.l.	-	-	-	996	-
UniCredit Audit S.p.A.	-	-	-	865	8,592
UniCredit Banca S.p.A.	9,354,897	23,807,033	7,339,215	214,547	424,938
UniCredit Banca d'Impresa S.p.A.	38,011,769	1,110,220	2,728,882	819,382	46,122
UniCredit Banca Mediocredito S.p.A.	1,793,677	78,799	305,370	35,352	572
UniCredit Banca Mobiliare S.p.A.	25,060,720	5,150,925	715,957	536,241	146,664
UniCredit Banca per la Casa S.p.A.	6,920,000	20,634	4,170,173	157,820	175
UniCredit Broker S.p.A.	-	-	-	106	-
UniCredit China Capital Ltd	71	-	-	-	-

(Asset and liability positions with group companies and affiliated companies subject to significant influence continued)

€ '000

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSE
UniCredit Clarima Banca S.p.A.	3,272,109	-	429	65,521	166
UniCredit Delaware Inc.	1	251,542		7	13,667
UniCredit Factoring S.p.A.	1,476,525	-	100,000	22,549	-
UniCredit International Bank (Luxemburg) S.A.	2,481	178,935	326	977	3,809
UniCredit Ireland Financial Services Plc	-	7	-	6	-
UniCredit Leasing Bulgaria S.A.	20,000	-	-	58	-
UniCredit Leasing Romania S.A.	25,000	-	7,500	316	-
UniCredit Private Banking S.p.A.	41,938	3,817,415	282	10,422	81,702
UniCredit Produzioni Accentrate S.p.A.	-	-	-	3,458	44,090
UniCredit Real Estate S.p.A.	960,814	-	-	39,418	18,235
UniCredit Romania S.A.	62,818	692	68,604	2,608	48
UniCredit Servizi Informativi S.p.A.	-	-	-	2,514	28,192
UniCredit (Suisse) Bank S.A.	23,515	15,038	2,125	318	445
UniCredit Xelion Banca S.p.A.	7,033	1,458,172	317	5,539	29,363
UniCredit Zagrebacka Banka d.d.	-	3,784	108	12	71
UniCredito Gestione Crediti Spa Banca per la Gestione dei Crediti	-	91,657	837	442	1,887
UniCredito Italiano Bank (Ireland) PLC	60,122	151,161	10,519,922	18,262	51,656
UniCredito Italiano Funding LLC I	-	540,000	540,000	6	45,837
UniCredito Italiano Funding LLC II	-	381,453	381,453	6	35,114
UniCredito Italiano Funding LLC III	-	761,610	-	-	5,231
UniCredito Italiano Funding LLC IV	-	442,565	-	-	4,167
UniCredito Italiano Capital Trust I	-	-	-	4	-
UniCredito Italiano Capital Trust II	-	-	-	4	-
UniRiscossioni S.p.A.	718,687	-	476,506	15,376	385
XAA Agenzia Assicurativa Spa	-	-	-	55	-
Zagrebacka Banka d.d.	90,056	278	335,366	3,471	18
Zivnostenska Banka A.S.	34,549	210	-	1,458	35
Total group companies	**98,752,313**	**39,739,889**	**28,553,795**	**2,161,324**	**1,036,252**
Affiliates (significant influence)					
Banca Cassa di Risparmio di Savigliano S.p.A.	6,579	6,127	-	493	179
Cassa di Risparmio di Bra S.p.A.	7,867	44,898	26	479	465
Cassa di Risparmio di Fossano S.p.A.	5,351	87,739	13	306	288
Cassa di Risparmio di Saluzzo S.p.A.	31,091	215	-	789	92
Consorzio CA.RI.CE.SE.	-	-	-	-	257
Koç Finansal Hizmetler AS	-	-	76,948	-	-
Total affiliates (significant influence)	**50,888**	**138,979**	**76,987**	**2,067**	**1,281**
TOTAL	**98,803,201**	**39,878,868**	**28,630,782**	**2,163,391**	**1,037,533**

€ '000

3.4 ITEM 70 "EQUITY INVESTMENTS"
3.5 ITEM 80 "EQUITY INVESTMENTS IN GROUP COMPANIES"

	AS AT 31.12.2005	
	EQUITY INVESTMENTS ITEM 70	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80
a) Equity investments in banks	**556,967**	**27,141,946**
listed	428,098	18,221,532
unlisted	128,869	8,920,414
b) Equity investments in financial institutions	**1,082,393**	**1,529,140**
listed	-	-
unlisted	1,082,393	1,529,140
c) Other	**1,996,486**	**319,347**
listed	1,000,720	-
unlisted	995,766	319,347
Total	**3,635,846**	**28,990,433**

€ '000

3.6 CHANGES IN EQUITY INVESTMENTS
3.6.1 Equity investments in Group companies
3.6.2 Other equity investments

	AS AT 31.12.2005	
	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80	OTHER EQUITY INVESTMENTS ITEM 70
A. Opening balance	**11,653,600**	**3,106,891**
B. Increases	**18,730,848**	**782,372**
B.1 Purchases	17,608,335	515,669
B.2 Write-backs	800	26,012
B.3 Revaluations	-	-
B.4 Other changes *	1,121,713	240,691
C. Reductions	**1,394,015**	**253,417**
C.1 Sales	14,000	238,726
C.2 Writedowns	38,815	3,867
including permanent writedowns	*38,815*	*3,867*
C.3 Other changes **	1,341,200	10,824
D. Closing balance	**28,990,433**	**3,635,846**
E. Total revaluations	**-**	**10,841**
F. Total adjustments	**499,719**	**51,175**
* *of which: opening balances from merger transactions*	*9,326*	*16,301*
** *of which: transfers to Group companies*	*9,296*	*-*

€ '000

Detail of changes in item 80 "equity investments in group companies"		
B. Increases		
B.1 Purchases: *		
Bayerische Hypo- und Vereinsbank A.G.		14,437,106
Bank Austria Creditanstalt A.G.		2,092,846
Banca dell'Umbria S.p.A.		679,982
Cassa Risparmio Carpi S.p.A.		290,300
Pioneer Global Asset Management S.p.A.		58,600
UniCredit Banca Mediocredito S.p.A.		20,939
Locat S.p.A.		7,197
UniCredit Leasing Romania S.A.		6,988
Xelion Doradcy Finansowy Sp.zo.o		6,010
Uniriscossioni S.p.A.		4,000
Bulbank A.D.		3,726
Other		641
		17,608,335
B.2 Write-backs:		
Uniriscossioni S.p.A.		**800**
B.4 Other changes:		
Opening balances resulting from merger transactions (F2 transaction)		9,326
Gains:		
Società Trasporto Telematico S.p.A.	10,967	
C.R.Trieste Ireland Plc	26	10,993
Loss coverage payments:		
Uniriscossioni S.p.A.	18,636	
UniCredit Audit S.p.A.	1,800	20,436
Capital increases subscribed through transfer of businesses:		
UniCredit Banca S.p.A.	548,056	
UniCredit Banca d'Impresa S.p.A.	185,000	
UniCredit Private Banking S.p.A.	15,000	
UniCredit Real Estate S.p.A.	52	748,108
Exchange rate differences:		
UniCredito Italiano Bank (ireland) Plc	13,587	
Other	742	14,329
Other changes:		
Resulting from absorption of Cordusio Immobiliare S.p.A. by UniCredit Real Estate S.p.A.	257,884	
Resulting from capitalization of ancillary costs from equity investments	60,634	
Other	3	318,521
		1,121,713

* *including any subscriptions to capital increases*

(Detail of changes in item 80 "equity investments in group companies" continued) € '000

C. Decreases		
C.1 Sales:		
Società Trasporto Telematico S.p.A.		**14,000**
C.2 Writedowns:		
UniCredit Xelion Banca S.p.A.	35,095	
Xelion Doradcy Finansowi Sp.zo.o	2,703	
UniCredit Audit S.p.A.	1,017	**38,815**
C.3 Other changes:		
Equity investments derecognised following merger transactions:		
Banca dell'Umbria S.p.A.	679,982	
Cassa Risparmio Carpi S.p.A.	290,300	
Sviluppo Finanziaria S.p.A.	77,837	
Fida Finanziaria d'affari SIM S.p.A.	1,435	1,049,554
Equity investments transferred (F2 transaction)		9,296
Losses:		
Auges S.p.A. SIM		4
Other:		
Capital contribution repaid:		
- Tyrerescom Ltd		22,546
Resulting from absorption of Cordusio Immobiliare S.p.A. by UniCredit Real Estate S.p.A.		257,884
Share of liquidation proceeds:		
- CRTrieste Ireland Ltd	1,911	
- Auges S.p.A. SIM	5	1,916
		1,341,200

€ '000

Detail of changes in item 70 "other equity investments"		
B. Increases		
B.1 Purchases: *		
Koç Finansal Hizmetler A.S.		499,999
Immobiliare Lombarda S.p.A.		10,293
Metis S.p.A.		1,870
Istituto Europeo di Oncologia S.r.l		1,680
Other		1,827
		515,669
B.2 Write-backs:		
Consortium S.r.l.		20,684
Immobiliare Lombarda S.p.A.		4,581
Infracom Italia S.p.A.		500
Metis S.p.A.		203
Other		44
		26,012
B.4 Other changes:		
Opening balances from merger transactions (F2 transaction)		16,301
Gains:		
Autostrada BS VR VI PD S.p.A.	199,196	
IKB Deutsche Industriebank AG	6,669	
MTS S.p.A.	3,414 **	
Lingotto S.p.A.	2,999	
Cedacrinord S.p.A.	2,552	
Nortel Inversora S.A.	1,341	
Capitalia S.p.A.	557	
Other	1,660	218,388
Other:		
Underwriting of Friulia S.p.A. capital increase against Friulia Lis S.p.A. and Finest S.p.A. shares	3,962	
Other	2,040	6,002
		240,691

** including any subscriptions to capital increases*
*** as well as net profit of € 5,997 thousand relating to sale still unsettled at year-end.*

(Detail of changes in item 70 "other equity investments" continued) € '000

C. Decreases		
C.1 Sales:		
Autostrada BS VR VI PD S.p.A.		200,000
IKB Deutsche Industriebank AG		24,056
Cedacrinord S.p.A.		6,072
Lingotto S.p.A.		3,000
Capitalia S.p.A.		1,682
Nortel Inversora S.A.		1,341
Other		2,575
		238,726
C.2 Writedowns:		
Banksiel S.p.A.		1,847
Colombo S.r.l		472
B.I.G. Beni Immobili Gestiti S.p.A.		445
B. Group s.p.A.		256
Iniziative Urbane S.p.A.		207
Fidia S.G.R. S.p.A.		129
Retex Misura 5		98
Bilanciai International S.p.A.		70
Capitale e Sviluppo S.p.A.		69
Sitraci S.p.A.		67
S.A.S.E. S.p.A.		63
Other		144
		3,867
C.3 Other changes:		
Losses:		
Istituto Europeo per l'Enciclopedia della Banca e della Borsa I.E.B.B. S.p.A.	24	
Passante del Nord-Est S.c.p.a.	1	25
Other:		
Transfer of Friulia Lis S.p.A. and Finest S.p.A. shares to underwrite Friulia S.p.A. capital increase	3,962	
Reduction of carrying value to memorandum value and recognition of gains from the use of M.T.S. S.p.A. share premium reserve	6,242	
Other	595	10,799
		10,824

Section 4 - Tangible and Intangible Fixed Assets

€ '000

	AS AT 31.12.2005
90. Intangible fixed assets	**11,869**
100. Tangible fixed assets	**14,760**
Total	**26,629**
of which: property used by the bank for its operations	-

€ '000

4.1 CHANGES IN "TANGIBLE FIXED ASSETS" DURING THE YEAR	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Opening balance	**320**	**10,308**	**5,756**	**16,384**
B. Increases	**102,899**	**6,032**	**4,752**	**113,683**
B.1 Purchases	2,559	2,198	2,448	7,205
B.2 Write-backs	-	-	-	-
B.3 Revaluations	47,137	-	-	47,137
B.4 Other changes *	53,203	3,834	2,304	59,341
C. Reductions	**102,896**	**5,387**	**7,024**	**115,307**
C.1 Sales	7,411	1,124	89	8,624
C.2 Writedowns	1,681	2,811	4,814	9,306
a) depreciation	*1,681*	*2,811*	*4,814*	*9,306*
b) permanent writedowns	-	-	-	-
C.3 Other changes **	93,804	1,452	2,121	97,377
D. Closing balance	**323**	**10,953**	**3,484**	**14,760**
E. Total revaluations	**5**	**-**	**-**	**5**
F. Total adjustments	**137**	**24,628**	**46,531**	**71,296**
a) depreciation	*137*	*24,628*	*46,531*	*71,296*
b) permanent writedowns	-	-	-	-
** of which: opening balances from merger transactions*	*52,232*	*2,776*	*2,151*	*57,159*
*** of which: transfer/sale of businesses to Group companies*	*91,037*	*1,327*	*1,933*	*94,297*

Property revaluations are connected to the absorption of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. and the transfer of business to UniCredit Real Estate S.p.A.

See the annexes for a list of properties indicating revaluations applied in the past in accordance with legislative provisions.

€ '000

4.2 CHANGES IN "INTANGIBLE FIXED ASSETS" DURING THE YEAR	
A. Opening balance	**19,709**
B. Increases	**555,121**
B.1 Write-backs	553,910
B.2 Riprese di valore	-
B.3 Revaluations	-
B.4 Other changes *	1,211
C. Reductions	**562,961**
C.1 Sales	19
C.2 Writedowns	24,659
a) amortisation	*24,659*
b) permanent writedowns	-
C.3 Other changes **	538,283
D. Closing balance	**11,869**
E. Total revaluations	**-**
F. Total adjustments	**175,704**
a) amortisation	*175,704*
b) permanent writedowns	-
** of which: opening balances from merger transactions*	*1,094*
*** of which: transfer/sale of businesses to Group companies*	*507,636*

The above changes in intangible assets include the loss on absorption of Banca dell'Umbria S.p.A. and Cassa Risparmio Carpi S.p.A., as detailed in the relevant table annexed to the Accounts.

Intangible assets are broken down as follows:

€ '000

	AS AT 31.12.2005
Intangible assets (software)	1,971
Restructuring of leased property	9,898
Total	**11,869**

Section 5 - Other Assets

€ '000

	AS AT 31.12.2005
130. Other assets	**6,146,528**
140. Accrued income and pre-paid expenses	**1,243,247**
Total	**7,389,775**

€ '000

5.1 ITEM 130 "OTHER ASSETS"	AS AT 31.12.2005
Cash and other valuables held by cashier:	
- current account checks drawn on third parties being settled	2
	2
Interest and amounts to be debited to:	
- customers	234
- banks	-
	234
Caution monies:	
- in the name of, and on behalf of the Group	2,755
	2,755
Items in transit between branches not yet attributed to destination accounts	**177**
Items in processing	**190,982**
Receivables for advances made by the tax collection service	**10,344**
Tax entries:	
- advance payments to tax authorities	239,495
- tax credits	939,463
- deferred tax assets	145,507
- tax consolidation assets	149,000
- other tax entries	666,522
of which: Group VAT credit	*570,426*
	2,139,987
Entries resulting from the valuation of off-balance-sheet transactions	
- customers	333,379
- banks	1,128,481
	1,461,860
Entries judged definitive but not attributable to other items	
- securities and coupons to be settled	51,376
- other transactions	2,231,849
of which: Group companies, for dividends accrued during the period to be collected	*2,100,166*
	2,283,225
Other entries:	
- costs awaiting final allocation	292
- premiums paid for options	38,794
- other entries	17,876
	56,962
Total	**6,146,528**

€ '000

5.2 ITEM 140 "ACCRUED INCOME AND PRE-PAID EXPENSES"	AS AT 31.12.2005
Accrued income	
for accrued interest on investment and trading securities	139,703
for accrued interest on loans to banks	121,144
for accrued interest on loans to customers	48,845
for differentials on derivative contracts	557,885
for other transactions	1,071
Total accrued income	**868,648**
Pre-paid expenses	
for advance rent payments	543
for off-balance-sheet transactions	180,606
for issue discount on securities	31,950
for miscellaneous commissions and other transactions	161,500
Total pre-paid expenses	**374,599**
Total accrued income and pre-paid expenses	**1,243,247**

Accrued income and pre-paid expense are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Italian Civil Code.

5.3 ADJUSTMENTS FOR ACCRUED INCOME AND PRE-PAID EXPENSE

No upward or downward adjustments were made to balancing asset and liability items to which accrued income and pre-paid expense refer.

€ '000

5.4 DISTRIBUTION OF SUBORDINATED ASSETS	AS AT 31.12.2005
a) loans to banks	34,483
b) loans to customers	21,806
c) bonds and other debt securities	2,866,456
Total	**2,922,745**

Section 6 - Deposits

€ '000

DEPOSITS	AS AT 31.12.2005
10. Due to banks	**52,405,728**
20. Due to customers	**5,607,153**
30. Securities in issue	**49,382,269**
Total	**107,395,150**

€ '000

6.1 DETAIL OF ITEM 10 "DUE TO BANKS"	AS AT 31.12.2005
a) repo transactions	**6,732,592**
- ordinary transactions	*6,711,648*
- for securities given on loan	*20,944*
b) stock lending	**138,185**

€ '000

Item 10 "due to banks"	AS AT 31.12.2005
a) on demand:	
Deposits	7,879,810
Current accounts for services rendered	5,437,800
	13,317,610
b) term or with notice:	
Time deposits	31,005,421
Repo transactions	6,732,592
of which: Banca d'Italia	*3,070,001*
Stock lending	138,185
Other forms of debt	1,211,920
	39,088,118
Total	**52,405,728**

€ '000

6.2 DETAIL OF ITEM 20 "DUE TO CUSTOMERS"	AS AT 31.12.2005
a) repo transactions	**7,896**
- ordinary transactions	7,896
- for securities given on loan	-
b) stock lending	**-**

€ '000

Item 20 "due to customers"	AS AT 31.12.2005
a) on demand:	
Overdraft accounts	2,331,254
	2,331,254
b) on term or with notice:	
Overdraft accounts	3,268,003
Repo transactions	7,896
Stock lending	-
	3,275,899
Total	**5,607,153**

€ '000

Item 30 "securities in issue"	AS AT 31.12.2005
Bonds	23,562,263
Certificates of deposit	23,604,047
Other securities	2,215,959
Total	**49,382,269**

Section 7 - Provisions

€ '000

	AS AT 31.12.2005
70. Provision for employee severance pay	**45,482**
80. Provisions for risks and charges	
a) provision for retirement payments and similar obligations	*482,598*
b) provision for tax and duties	*90,402*
c) other provisions	*490,587*
	1,063,587
Total	**1,109,069**

€ '000

7.3 BREAKDOWN OF SUB-ITEM 80 C) "PROVISIONS FOR RISKS AND CHARGES: OTHER PROVISIONS"	
	AS AT 31.12.2005
Provisions for losses on guarantees and commitments:	
specific allowances	1,682
general allowances for "country risk"	1,325
other general allowances	-
	3,007
Other provisions for risks and charges:	
projected outlays for personnel-related disputes and charges	111,865
potential charges for affiliated companies	84,767
Legislative Decree 153/99 ("Ciampi Law")	244,713
Revocatory actions and legal proceedings awaiting settlement	31,562
Donation provision	1,343
Other	13,330
	487,580
Total	**490,587**

BENEFITS PURSUANT TO SECTIONS 22-23 OF LEGISLATIVE DECREE 153/99

Please refer to the description of these benefits given in the Notes to the 2003 Accounts, with the following additional notes:

- A judgment of the Court of Justice of the European Communities dated 15 December 2005 confirmed that these benefits constitute State aid. Accordingly we have derecognised the €500,000 provision for risks and charges - other provisions, item 80 (c), and the related tax credit recognised in other assets, relating to the now absorbed former Banca dell' Umbria 1462 SpA.
- The other items relating to UniCredito Italiano SpA have however been maintained. UniCredit has applied to the Genoa Provincial Tax Commission to obtain a tax rebate and it is necessary to await the Commission's final decision before the benefits can be definitively considered lapsed.

INTEREST CAPITALISATION

As anticipated in the notes to the 2004 accounts, in 2005 the number of new claims and legal actions was limited.

We have continued, as in the past, to make adequate provisions in respect of individual outstanding positions.

PARMALAT BONDS

As was made public at the time, in August 2005 some Parmalat group companies in extraordinary administration sent to UniCredito Italiano Spa and other Group companies, as well as to two other intermediaries, a writ relating to a claim for the joint payment of about €4.4 billion damages arising from their "participation as co-lead manager" ("partecipazione in qualità di co-lead manager"), together with other intermediaries, in bond issues made between 1997 and 2001 and also because they held "a large number of current accounts with companies of the insolvent group" ("una fitta rete di rapporti bancari in conto corrente con le società del gruppo insolvente"). The first hearing will be on 22 May 2006.

Despite the complexity of the judgment, UniCredit Group believes, having also heard its counsel for their legal opinion, that it can prove that it acted correctly and was not aware – nor could it have been – that Parmalat was insolvent at the time of the issues or when the Debt Issuance Programme was signed and (subsequently) renewed, subject – however – and without prejudice to the joint liability of the other intermediaries (not party to the proceedings) which participated in the alleged wrongful transactions or in the placement of bonds under the Debt Issuance Programme as relevant dealers. At this time there is no basis for provisions to be made in respect of this position.

As part of its defence strategy UniCredit filed four appeals with the Lazio Regional Administrative Tribunal (TAR) for annulment of the court orders allowing four Luxembourg and Dutch Parmalat companies to join the (Italian) receivership proceedings (some of the plaintiff companies in the two cases mentioned above). These appeals are based on the opinion of the Advocate-General of the Court of Justice of the European Communities on a judgment issued in connection with Eurofood (an Irish company of the Parmalat Group that was also allowed to join the Italian receivership procedure), published at the end of last September, according to which for the purpose of identifying which insolvency law is applicable it can be assumed that the business interests of a foreign subsidiary, being an independent legal entity from its holding company, are centred in the foreign country where such subsidiary has its registered office.

€ '000

Breakdown of sub-item 80 b) "provisions for risks and charges: provision for tax and duties"

	AS AT 31.12.2005		
	ADVANCE PAYMENTS	AMOUNTS OUTSTANDING	TOTAL
Income tax	-	5,000	5,000
Taxes of foreign branches	4,141	3,536	7,677
Deferred taxes	-	71,855	71,855
Other	3,560	2,310	5,870
Total	**7,701**	**82,701**	**90,402**

DOMESTIC TAX CONSOLIDATION

Legislative Decree 344/03, on the reform of corporation tax, introduced the principle of domestic consolidation of the income tax of groups of companies.

This treatment is optional and valid for three years. It is subject to several conditions being met (controlling relationship and same tax year) and provides economic and/or financial tax benefits, including:

- Immediate use of consolidated companies' tax losses by off-setting them against other consolidated companies' profits; as soon as the option is exercised and for the whole period of three years thereafter, total Group profit is calculated by the Parent Company as the arithmetical sum of Group Companies' profits and losses.
- Dividends distributed by consolidated companies are totally free of tax, as opposed to the normal treatment whereby they are tax free as to 95%.
- Interest paid on financing the acquisition of interests in consolidated companies is tax deductible, instead of being only partly deductible pro rata to total capital, which was introduced as part of corporation tax reform.
- Fiscally neutral transfers of positively valued assets or businesses are permitted between consolidated companies.

In respect of the 2005 tax year, the main economic advantages of tax consolidation for the Parent Company are as follows:

- allocation of €149 million of current tax credit, due to an off-settable tax loss on consolidation, which will also constitute a financial advantage when corporation tax for 2005 is paid in June 2006.
- A reduction by approximately €26.9 million of deferred taxation payable due to the tax-free status of a further 5% of consolidated companies' dividends received and accounted for on receipt, at the time of receipt. The financial advantage will actually accrue in June 2007 on payment of 2006 corporation tax.

However, pursuant to Legislative Decree 247/05 (the 'IRES corrective'), group taxation now requires that the subsidiary be jointly responsible with the parent in respect of any increased group tax as a consequence of adjustment to the taxable income of the subsidiary; this joint responsibility also covers delay interest, while any penalties are for the charge of the subsidiary.

As a result, the balancing payments and payments on account for company income tax (IRES) are the sole responsibility of the consolidating company in respect of Group IRES; tax paid on account for 2005 amounts to approximately €596.2 million, of which €220.6 million were paid and €375.6 million were offset against the positive balance from the previous consolidated tax return.

TAX RELATED DISPUTE

Certain assessment notices were issued to UniCredit in December 2004 as the entity that had absorbed Cassamarca, Cariverona Banca, Rolo Banca 1473 and Banca CRT. These were duly contested within the time limits, as reported in our 2004 Report and Account. We now report the following:

a) In respect of the notices concerning the application and distribution of tax benefits under the 'Ciampi Law' – given the 15 December 2005 judgment of the Court of Justice of the European Communities, which confirmed that these benefits are State aid – we await action on the part of the Agenzia delle Entrate (Tax-collection Agency) to protect its interests.
b) In respect of the notices concerning acquisition and sale of equity investments carried out with external counterparties by Cassamarca and Cariverona Banca, the appeal lodged by Cassamarca was accepted by the Treviso Provincial Tax Commission, which cancelled the assessment notice, while the appeal lodged in respect of Cariverona Banca has not yet been discussed.

With regard to the mentioned inspections relating to an alleged failure to account for moratorium interest, served on the bank as parent company of Rolo Banca 1473, we would point out that:

- The appeal lodged in respect of the 1999 tax year was accepted, as was the case for the 1997 and 1998 tax years. ;
- No provision has been made in respect of the 1996 tax year, since this appeal should also have a favourable outcome.

Four assessment notices were issued to UniCredit in December 2005, on its own account and as the entity that had absorbed Cassamarca, Rolo Banca 1473 and Banca CRT, in respect of VAT due on certain staff secondments; we believe these assessments to be unfounded and have accordingly promptly contested them without making any specific provision.

CHANGES IN PROVISIONS

€ '000

		PROVISION FOR RISKS AND CHARGES			
	EMPLOYEE SEVERANCE PAY	PROVISION FOR RETIREMENT PAYMENTS AND SIMILAR OBLIGATIONS	PROVISION FOR TAX AND DUTIES	LOSSES ON GUARANTEES AND COMMITMENTS	PROVISIONS FOR OTHER PROVISIONS
Opening balance	**42.306**	**421.268**	**100.079**	**2.831**	**429.606**
Changes in 2005:					
Opening balance from mergers	+30,068	+61,059	+50,522	+371	+43,821
Transfers to Group Companies	-28,570	-	-	-371	-18,527
Use of provisions	-9,220	-41,258	-76,053	-	-86,282
Allocation to Profit and Loss Account	-	-	-5,943	-580	-4,871
Provisions for the year	+9,558	+32,226	+11,028	+528	+97,941 *
Extraordinary charges allocated to profit and loss account, for deferred tax for previous years	-	-	+950	-	-
Recognition of deferred tax (balancing Shareholders' Equity)	-	-	+9,375	-	-
Exchange differences	-	-	+444	+228	+11,745
Other changes	+1,340	+9,303	-	-	+14,147
Closing balance	**45,482**	**482,598**	**90,402**	**3,007**	**487,580**

* *comprises: €61,640 recognised in P/L item 80 Personnel costs, €16,957 item 100 Provisions for risks and charges and €19,344 item 190 "Extraordinary charges".*

With regard to the Provision for risks and charges, please note the following:

- **Retirement funds and similar obligations:**

  The balance as at 31.12.2005 of €482,598 thousand is deemed adequate - based on specific actuarial studies carried out - to meet all commitments due to those enrolled.

  The Annexes to the Accounts include tables giving details of the changes to each fund as well as tables showing the financial position of segregated funds pursuant to Section 2117 of the Italian Civil Code: the allocation to funds other than segregated funds is invested without distinction over all the assets, therefore it is not possible to furnish any kind of financial statement.

- **Provision for tax and duties:**
  - Provisions include net changes in deferred taxes arising during the year of €1,909 thousand (€24,554 thousand increases and €22,645 decreases), provisions for the year for current tax of foreign subsidiaries of €1,903 thousand and other taxes of €7,216 thousand.

  - The reallocation to the Profit and Loss Account relates to current tax of €4,072 thousand and to deferred tax of €1,871 thousand, while extraordinary expense of €950 thousand relates to deferred taxes.

- **Other provisions:**
  - Uses for payments relate to payroll costs (€81,118 thousand), donations (€600 thousand), claims in respect of companies in liquidation and other litigation (€1,506 thousand), and other reasons (€3,058 thousand).

  - Allocations relate to sundry payroll costs of €86,560 thousand (deferred costs of the bonus system of €61,640 thousand, termination bonuses of €19,344 thousand, litigation of €5,576 thousand); €11,381 thousand to cover projected litigation charges and other risks.

In order to implement the 2004/2007 Industrial Plan - *presented to UniCredit's Board of Directors on 26 October 2004 and under the mandate given by the Board to the CEO by its resolution dated 16 December 2004 to start any necessary action in this regard* - on 11 February 2005 an agreement was reached with the Group's Union representatives concerning management of staff surpluses arising from the Plan, in line with the procedures described in the Notes to the 2004 Accounts.

Following the business combination with the HVB Group, a subsequent analysis of the organisational processes within the Italian subsidiaries indicated that there were staff surplus to requirements. The Group Union representatives were informed of these new circumstances on 26 July 2005.

On 18 November 2005 UniCredit's Board of Directors approved an agenda headed "Measures concerning staff numbers following integration with the HVB Group", which included illustration of a plan for the management of redundancies.

As a result of this resolution and in the context of the regular assessments provided under the agreement reached on 11 February 2005, in late 2005 a specific discussion phase was initiated with the Group's Union representatives, which will acknowledge that the reference timescale for the new Integration Plan with HVB will end on 31 December 2008, it being understood that new staff reductions will be managed in line with the procedures defined in the mentioned 2004-2007 Industrial Plan.

The total cost to UniCredit of these measures is estimated at €19 million and recognised as a single amount in the Profit and Loss Account under the item "Extraordinary Charges", with a balancing entry under "Provision for risk and charges – other provisions".

These redundancies are expected for the period 2006-2008 and will involve all staff categories, particularly Managers.

The cost was calculated on the basis of the assumptions that staff with pension rights will freely choose to retire and special incentives will encourage them to do so; that staff with entitlement will voluntarily take advantage of the benefits provided exceptionally by the Solidarity Fund for the Banking Sector; and that foreign branch employees will receive leaving incentives.

On 12 April 2005 the Board of Directors resolved to indemnify company representatives appointed by UniCredit as Directors or Statutory Auditors of Group companies for fines imposed on them by regulatory bodies, subject to prior ascertainment that the prejudice suffered by them was not due to fraud or serious negligence on their part. An appropriate provision has been allocated in the maximum amount which the Company may have to refund for events that occur following regulators' investigations.

DEFERRED TAX

In application of the principle requiring the reporting of deferred taxes, the balance sheet liability method was used.

The reporting principle followed for **deferred tax assets** is in line with that used in 2004 and adopted by most companies.

Deferred taxes were recorded to the extent they were considered likely to be incurred.

There was no reporting of IRAP (the regional tax on production) effects, since for purposes of this tax a loss is expected.

€ '000

Deferred tax assets

	IRES (CORPORATE TAX)	
	TAXABLE AMOUNT	DEFERRED TAX
Writedowns of loans:		
- to customers	60,626	20,007
- to banks	201	66
Writedowns of:		
- equity investments deductible over five years	96,690	31,908
- investment securities resulting from restructured credit facilities	718	237
- investment securities resulting from securitisation transactions	42,023	13,867
- shares in closed-end funds held for investment	4,000	1,320
- stocks not held for investment	128	42
Provisions for risks and charges:		
- retirement	98,070	32,363
- guarantees and commitments	2,863	945
- personnel-related disputes	52,279	17,252
- writedowns of "Other assets"	1,305	431
- other	25,170	8,306
Other:		
Entertainment expense	2,398	791
Maintenance expense	299	99
INVIM (tax on increases in property value)	2	1
Payroll	53,010	17,493
Compensation paid to Directors	93	31
Goodwill	1,056	348
Total	**440,931**	**145,507**

€ '000

Deferred taxes

	IRES (CORPORATE TAX) THROUGH PROFIT OR LOSS		IRES (CORPORATE TAX) THROUGH EQUITY	
	TAXABLE AMOUNT	TAX	TAXABLE AMOUNT	TAX
Capital gains from the disposal of:				
- tangible assets in use in the business	13,720	4,527	-	-
- tangible assets not in use in the business	2,343	773	-	-
- financial investments	20,529	6,774	-	-
Dividends (from Companies which are not fiscally consolidated) recognised on an accrual basis	23,360	7,709	-	-
Executive provision for loan losses	122,075	40,285	-	-
Value of off-balance-sheet transactions	4,042	1,334	-	-
Write-backs of units in investment funds	484	160	-	-
Equity investments with carrying value exceeding tax value	2,782	918	28,408	9,375
Total	**189,335**	**62,480**	**28,408**	**9,375**

It should be noted that deferred tax was calculated on the basis of the current applicable IRES (corporate tax) rate of 33%.

€ '000

7.4 CHANGES IN "DEFERRED TAX ASSETS" DURING THE YEAR (included in item 130 Other assets)	
1. Opening balance	**164,401**
2. Increases	**59,868**
2.1 Deferred tax assets arising during the year	44,041
2.2 Other increases*	15,827
3. Reductions	**78,762**
3.1 Deferred tax assets derecognised during the year	72,016
3.2 Other reductions **	6,746
4. Closing balance ***	**145,507**
* *of which: opening balance from mergers*	*15,438*
** *of which: transfers to Group companies*	*5,680*
*** *of which: for deferred tax assets resulting from tax losses carried forward*	-

Deferred tax assets allocated directly to the Shareholders' equity items were not reported.

€ '000

7.5 CHANGES IN "DEFERRED TAX LIABILITIES" DURING THE YEAR (included in sub-item 80 b) "provision for tax and duties")	BALANCING	
	PROFIT OR LOSS	SHAREHOLDERS' EQUITY
1. Opening balance	**57,998**	**371**
2. Increases	**30,701**	**9,375**
2.1 Deferred tax liabilities arising during the year	24,554	-
2.2 Other increases *	6,147	9,375
3. Reductions	**26,219**	**371**
3.1 Deferred tax liabilities derecognised during the year	22,274	371
3.2 Other reductions	3,945	-
4. Closing balance	**62,480**	**9,375**
* *of which: opening balance from mergers*	*4,266*	-

Section 8 - Capital, Reserves and Subordinated Debt

€ '000

	AS AT 31.12.2005
ASSETS	
120. Own shares or interests	**358,416**
LIABILITIES	
110. Subordinated debt	**7,739,731**
Shareholders' equity:	
120. Capital	**5,195,277**
130. Issue premium reserve	**16,816,170**
140. Reserves	**5,351,279**
150. Revaluation reserves	**277,020**
170. Net profit for the year	**2,256,686**
Total shareholders' equity	**29,896,432**

€ '000

Item 120 (assets) "own shares or interests"

	AS AT 31.12.2005
87,000,000 ordinary shares (par value of €0.50 each) *(face value €43,500 thousand)*	358,416
Total	**358,416**

Own shares purchased in the market in the second half of 2004 following the AGM resolution taken on 4 May 2004 were unchanged as against end-2004, there having been no purchases or sales in 2005.

In this regard, on 16 December 2005 the Ordinary Shareholders' Meeting resolved to authorize sale of treasury shares held by the bank, as the reasons behind the share buy-back programme were no longer relevant following the business combination with the HVB Group.

€ '000

Item 120 "capital"	AS AT 31.12.2005
10,368,848,154 ordinary shares (par value €0.50 each)	5,184,424
21,706,552 savings shares (par value € 0.50 each)	10,853
Total	**5,195,277**

During 2005 the equity capital which as at 31 December 2004 was made up of 6,315,002,731 ordinary shares and 21,706,552 savings shares, both of par value of € 0.50, changed as a result of the issuance of:

- 3,525,544,730 ordinary shares, to be exchanged for Bayerische Hypo- und Vereinsbank AG ("HVB") shares;
- 509,929,948 ordinary shares, to be exchanged for Bank Austria Creditanstalt AG ("BA-CA") shares;
- 18,325,766 ordinary shares, charged to the provision associated with the medium-term incentive plan for Group staff established for this purpose;
- 44,979 ordinary shares, following absorption of Banca dell'Umbria 1462 Spa and Cassa Risparmio Carpi Spa.

As a result, capital increased from €3,168,355 thousand at the end of 2004 to €5,195,277 thousand at the end of 2005, and is made up of 10,368,848,154 ordinary shares with a par value of 0.50 each, and 21,706,552 savings shares with a par value of €0.50 each.

€ '000

Item 130 "issue premium reserve"	AS AT 31.12.2005
Ordinary share issue premium reserve	16,794,000
Savings share issue premium reserve	22,170
Total	**16,816,170**

The issue premium reserve increased by €14,507,531 thousand in connection with the mentioned capital increases under the tender offers to purchase shares in HVB (as to €12,674,333 thousand) and BA-CA (€1.833.198 thousand).

€ '000

Item 140 "reserves"	AS AT 31.12.2005
Legal reserve	**633,805**
Reserve for treasury shares or interests	**358,416**
Statutory Reserves	**2,048,905**
Other reserves:	
reserve pursuant to art. 55 Pres. Decree 597/73	60
reserve pursuant to Law no. 516/82	1,624
transfer of reserve, Law 218/90	262,343
reserve pursuant to Art. 7(3) of Law no. 218/90	214,747
reserve pursuant to Art. 19 of Legislative Decree 87/92	16
reserve under Legislative Decree 124/93	733
reserve under Legislative Decree 153/99	662,123
share exchange reserve for former Fonspa shares	53,879
reserve re Fonspa spin-off difference	4,972
reserve re S3 reorganisation share exchange surplus	408,889
reserve re OnBanca share exchange surplus	48,383
reserve re Banca dell'Umbria share exchange surplus	55
reserve re Cassa Risparmio Carpi share exchange surplus	4
reserve connected with the incentive system for Group staff	10,741
reserve re acquisition of treasury shares	641,584
	2,310,153
Total	**5,351,279**

€ '000

Item 150 "Revaluation reserves"	AS AT 31.12.2005
Monetary equalisation reserve pursuant to Law 576/75	4,087
Monetary revaluation reserve, Law 72/83	84,658
Asset revaluation reserve pursuant to Law 408/90	28,965
Property revaluation reserve, Law 413/91	159,310
Total	**277,020**

€ '000

Statement of changes in shareholders' equity items

	CAPITAL	ISSUE PREMIUM	LEGAL RESERVE	RESERVE FOR TREASURY SHARES OR INTERESTS	STATUTORY RESERVE	OTHER RESERVES	REVALUATION RESERVES	NET PROFIT FOR THE YEAR	TOTAL
Balances as at 31.12.2004	**3,168,355**	**2,308,639**	**631,634**	**358,416**	**1,593,411**	**2,317,632**	**277,020**	**1,750,457**	**12,405,564**
Changes in 2005: Capital increase associated with the distribution of "Performance shares" to Group Companies' Top Management charged to the specific reserve	671	-	-	-	-	-671	-	-	-
Appropriation of profit approved at the Shareholders' Meeting held on 2 May 2005: - allocation to reserve	-	-	2,171	-	455,494	11,000	-	-468,665	-
- to Shareholders 41.00% of profit in respect of € 3,114,672,105.50 ordinary shares (equal to € 0.205 each)	-	-	-	-	-	-	-	-1,277,016	-1,277,016
- to Shareholders 44.00% of profit in respect of € 10,853,276 savings shares (equal to € 0.220 each)	-	-	-	-	-	-	-	-4,776	-4,776
Change resulting from absorption of Banca dell'Umbria 1462 S.p.a. e di Cassa di Risparmio di Carpi S.p.a. - capital increase	22	-	-	-	-	-	-	-	22
- share exchange surplus	-	-	-	-	-	59	-	-	59
Capital increase associated with the medium-term incentive plan for Group staff charged to the specific reserve	8,492	-	-	-	-	-8,492	-	-	-
Capital increase against transfer of Bayerische Hypo- und Vereinsbank AG ("HVB") shares	1,762,772	12,674,333	-	-	-	-	-	-	14,437,105
Capital increase against transfer of Bank of Austria Creditanstalt AG ("BA-CA") shares	254,965	1,833,198	-	-	-	-	-	-	2,088,163
Change in transfer of reserve Law 218/90 for recognition of deferred tx connected to equity investment	-	-	-	-	-	-9,375	-	-	-9,375
Net profit for the year	-	-	-	-	-	-	-	2,256,686	2,256,686
Balances as at 31.12.2005	**5,195,277**	**16,816,170**	**633,805**	**358,416**	**2,048,905**	**2,310,153**	**277,020**	**2,256,686**	**29,896,432**

(€ million)

Breakdown of shareholders' equity (with indication of availability for distribution)

	AMOUNT	PERMITTED USES *	AVAILABLE PORTION	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS	
				TO COVER LOSSES	OTHER REASONS
Capital	5,195.3	-	-		
Issue Premium	16,816.2	A, B, C	16,816.2		1,000.0 [4]
Legal Reserve	633.8	B [1]	633.8		
Reserve for treasury shares or interests	358.4	-	-		
Statutory Reserves	2,048.9	A, B, C	2,048.9		
Other Reserves:					
Reserves arising out of share swaps	511.2	A, B, C [2]	511.2		
Reserves arising out of transfer of assets	477.1	A, B, C [2]	477.1		
Reserves arising out of split-offs	5.0	A, B, C [2]	5.0		
Reserves prescribed by Leg. Decree 153/99	662.1	A, B, C	662.1		
Reserves related to the medium-term bonus programme for Group staff	10.7	A	10.7		
Reserve for the purchase of own shares	641.6	- [3]	-		29.7 [5]
Others	2.4	A, B, C	2.4		358.4 [6]
Revaluation Reserves:					
Monetary equalisation reserve under Law 576/75	4.1	A, B, C [2]	4.1		
Monetary revaluation reserve under Law 72/83	84.7	A, B, C [2]	84.7		
Asset revaluation reserve under Law 408/90	29.0	A, B, C [2]	29.0		
Property revaluation reserve under Law 413/91	159.3	A, B, C [2]	159.3		
Total	**27,639.8**		**21,444.5**		
Portion not allowed in distribution **			**1,049.8**		
Remaining portion available for distribution			**20,394.7**		

* A: for capital increase. B: to cover losses. C: distribution to shareholders.

** Includes € 405.3 million to be allocated to the legal reserve in order to reach one-fifth of company capital, pursuant to the procedures provided in the Articles of Association.

1. Available, to cover losses, only after use of other Reserves
2. If this Reserve is used to cover losses, profits may not be distributed until this Reserve has been replenished or reduced by an equivalent amount.
   The reduction must be approved by the Extraordinary General Meeting disregarding sections 2 and 3 of Article 2445 of the Civil Code.
   This Reserve, if it is not included in capital resources, may only be reduced in accordance with sections 2 and 3 of Article 2445 of the Civil Code.
3. This Reserve is unavailable since the authorisation to buy back Company shares resolved by the AGM held on 4 May 2004 stipulated a maximum amount of €1,000 million.
4. In order to create the Reserve for the purchase of treasury shares, as resolved by the AGM held on 4 May 2004.
5. For a capital increase.
6. This Reserve was created in 2004 in the amount of €1,000 million of which €358.4 was transferred to the Reserve for own shares and interests on purchase of the shares.

a) Amount, currency, interest rate, maturity date and euro equivalent

€ '000

	MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	€ '000 EQUIVALENT AS AT 31.12.2005	OF WHICH: RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES
Subordinated loans							
1	19.12.2007	LIRE	6 month Libor	CALL 19.12.02	LIT. 92,000,000,000	47,514	47,514
2	29.10.2010	EURO	5.20% for year 1 5.30% for year 2 5.40% for year 3 5.50% for year 4 5.60% for year 5 5.70% for year 6 6.25% for year 7 6.80% for year 8 7.35% for year 9 7.90% for year 10		€747,000,000	747,000	747,000
3	13.12.2010	EURO	gross annual rate of 2.75% of face value for 10 years. At maturity a "higher yield" may be paid in proportion to any rise in the EuroSTOXX50 index calculated on the basis of the formula set out in the contract terms, adjusted as necessary under a "Take Profit" clause		€261,000,000	261,000	261,000
4	16.03.2011	EURO	3-month Euribor +75 basis points p.a. for years 1-5 +135 basis points p.a. for years 6-10	CALL 16.03.06	€500,000,000	500,000	499,428
5	16.03.2011	EURO	6% p.a.		€500,000,000	500,000	498,045
6	27.11.2011	EURO	5% p.a. act/act for years 1-5 3-month Euribor +130 basis points for years 6-10	CALL 27.11.06	€400,000,000	400,000	399,591
7	27.11.2011	EURO	3-month Euribor +70 basis points p.a. for years 1-5 +130 basis points p.a. for years 6-10	CALL 27.11.06	€400,000,000	400,000	399,461
8	23.07.2014	EURO	3-month Euribor +25 basis points p.a. for years 1-5 +85 basis points p.a. for years 6-10	CALL 23.07.09	€500,000,000	500,000	498,981
9	22.09.2019	EURO	4.5% p.a. act/act for years 1-10 3-month Euribor +95 basis points p.a. for years 11-15	CALL 22.09.14	€500,000,000	500,000	498,806
10	15.06.2015	EURO	3-month Euribor +25 basis points p.a. for years 1-5 +85 basis points p.a. for years 6-10	CALL 15.06.10	€500,000,000	500,000	499,324
						4,355,514	**4,349,150**

Item 110 "subordinated debt" - continued

a) Amount, currency, interest rate, maturity date and euro equivalent

€ '000

	MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	€ '000 EQUIVALENT AS AT 31.12.2005	OF WHICH: RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES
Hybrid capital instruments:							
11	31.03.2010	EURO	6-month Euribor + 0.20% p.a.		€775,000,000	775,000	775,000
12	28.02.2012	EURO	6.10%		€500,000,000	500,000	499,661
						1,275,000	**1,274,661**
Innovative capital instruments:							
13	5.10 Perpetual	USD	9.20% p.a. for the first 10 years - subsequently 3-month Euribor + 335 bp	CALL 05.10.10	$450,000,000	381,453	381,359
14	5.10 Perpetual	EURO	8.048% p.a. act/act for the first 10 years - subsequently 3-month Euribor + 325 bp	CALL 05.10.10	€540,000,000	540,000	540,000
15	27.10 Perpetual	EURO	4.028% p.a. for the first 10 years - subsequently 3 - month Euribor + 176 bp	CALL 27.10.15	€750,000,000	750,000	750,000
16	27.10 Perpetual	GBP	5.396% p.a. for the first 10 years - subsequently 3-month Sterling Libor + 176 bp	CALL 27.10.15	£300,000,000	437,764	437,764
						2,109,217	**2,109,123**
Total item 110						**7,739,731**	**7,732,934**

b) Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 1: redemption will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval.

In each of 2003, 2004 and 2005 one-fifth of the face value of each bond in issue was redeemed.

No. 2: redemption of bonds will be at par, in five equal annual instalments, payable starting on 31.10.06, producing a one-fifth reduction of the face value of each security in issue.

Nos. 3 and 5: the bond will be redeemed in full at maturity.

Nos. 4, 6, 7, 8 and 10: the issuer has the option to redeem the debt in full starting from the end of year 5 and on each subsequent coupon payment date. Nos. 9, 15 and 16: the same option exists from the end of year 10 and on each subsequent coupon payment date.

Nos. 11 and 12: the bond will be redeemed in full at maturity.

Nos. 13 and 14: the issuer has the right to redeem the subordinated notes at any time subject to Banca d'Italia authorisation and, in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as obligor.

c) Subordination conditions

For all transactions, the rights of subordinated creditors are subordinate to the rights of ordinary creditors, in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

€ '000

8.1 REGULATORY CAPITAL AND PRUDENTIAL REQUIREMENTS	AS AT 31.12.2005
A. Capital for regulatory purposes	
A.1 Tier 1 capital	29,082,614
A.2 Tier 2 capital	5,893,230
A.3 Items to be deducted	437,097
A.4 Capital for regulatory purposes	34,538,747
B. Prudential regulatory requirements	
B.1 Credit risks	5,305,322
B.2 Market risks	59,565
of which:	
- trading portfolio risks	*59,565*
- exchange risks	-
B.3 Tier 3 subordinated bonds	-
B.4 Other prudential requirements	3,156
B.5 Total prudential requirements	5,368,043
C. Risk assets and regulatory ratios	
C.1 Risk-weighted assets*	76,763,015
C.2 Tier 1 capital/Risk-weighted assets	37.89%
C.3 Capital for regulatory purposes/Risk-weighted assets	44.99%

* Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

Section 9 - Other Liability Items

€ '000

OTHER LIABILITY ITEMS	AS AT 31.12.2005
50. Other liabilities	**3,622,894**
60. Accrued liabilities and deferred income	**1,454,078**
Total	**5,076,972**

€ '000

9.1 "OTHER LIABILITIES"	AS AT 31.12.2005
Caution monies:	
- in favour of third parties	481,102
	481,102
Miscellaneous tax entries for amounts to be paid to tax authorities on behalf of third parties	**18,746**
Items in transit between branches not yet attributed to destination accounts	**3,373**
Available amounts to be paid to third parties	**51,315**
of which: back dividends to be paid to shareholders	*1,966*
Items in processing	**243,390**
Entries resulting from the valuation of off-balance-sheet transactions	
- customers	54,676
- banks	562,548
	617,224
Entries related to securities transactions	**325,792**
Payables for miscellaneous entries related to the tax collection service	**7,185**
Items judged definitive but not attributable to other items:	
- payroll costs	13,677
- accounts payable - suppliers	86,783
- provisions for tax withholding on accrued interest, coupons or dividends	104
- other entries	1,668,431
of which: Group VAT debt to subsidiaries	*574,924*
of which: debt to Group companies - IRES advance payments paid for tax consolidation	*780,486*
	1,768,995
Option premiums collected	**76,256**
Adjustments for illiquid portfolio items *	**-**
Bank transfers subject to electronic clearing	**27,042**
Other items	**2,474**
Total	**3,622,894**

* The set-off relating to collection of debts owed to third parties is illustrated in Section 12.4.

€ '000

9.2 ITEM 60 "ACCRUED LIABILITIES AND DEFERRED INCOME"	AS AT 31.12.2005
Accrued liabilities	
for accrued interest on bank accounts	116,509
for accrued interest on customer accounts	14,582
for accrued interest on securities in issue	448,379
for accrued interest on subordinated debt	102,580
for differentials on derivative contracts	299,666
Total accrued liabilities	**981,716**
Deferred income	
from discounted bills	2,576
from off-balance-sheet transactions	462,200
from securities in issue	6,166
from miscellaneous fees and commissions and other transactions	1,420
Total deferred income	**472,362**
Total accrued liabilities and deferred income	**1,454,078**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Italian Civil Code.

9.3 ADJUSTMENTS FOR ACCRUED LIABILITIES AND DEFERRED INCOME

No adjustments were made to asset or liabilities accounts as result of changes in accrued liabilities and deferred income.

Section 10 - Guarantees and Commitments

€ '000

	AS AT 31.12.2005
10. Guarantees given	**26,521,032**
20. Commitments	**8,685,526**
Total	**35,206,558**

€ '000

10.1 ITEM 10 "GUARANTEES GIVEN"	AS AT 31.12.2005
a) commercial guarantees	**2,048,098**
b) financial guarantees	**24,472,934**
c) assets pledged	**-**
Total	**26,521,032**
of which: - acceptances	*1,622*
- payment commitments	*140,726*
- guarantees	*25,077,889*
- documentary letters of credit	*1,108,741*
- other guarantees	*192,054*

€ '000

10.2 ITEM 20 "COMMITMENTS"	AS AT 31.12.2005
a) commitments to disburse funds, usage certain	**3,590,747**
of which: - deposits and loans to be disbursed	*2,999,783*
- securities to be received for transactions to be settled	*493,830*
- credit derivatives - sale of protection	*1,343*
- other commitments to disburse funds	*95,791*
b) commitments to disburse funds, usage uncertain	**5,094,779**
of which: - amounts available under irrevocable lines of credit	*4,861,164*
- commitment to Interbank Deposit Protection Fund	*5,606*
- other commitments to disburse funds	*228,009*
Total	**8,685,526**

€ '000

10.3 ASSETS USED TO SECURE THE COMPANY'S DEBTS	AS AT 31.12.2005	
	FACE VALUE	CARRYING VALUE
Investment and trading securities:		
to secure reverse Repos	3,252,312	3,262,649
reserve requirements to support foreign branches	158,798	158,767
	3,411,110	**3,421,416**
Other transactions:		
assets deposited with the Federal Reserve (discount window)	161,058	161,058
	161,058	**161,058**
Total	**3,572,168**	**3,582,474**

€ '000

10.4 UNUSED PORTIONS OF CREDIT LINES	AS AT 31.12.2005
a) central banks	1,008,846
b) other banks	-
Total	**1,008,846**

At the end of the period, UniCredito Italiano S.p.A. had the following forward transactions pending for its own account (those related to trading on behalf of customers are indicated in section 12 below).

€ '000

10.5 FORWARD TRANSACTIONS

TRANSACTION TYPE	AS AT 31.12.2005 HEDGING	TRADING	OTHER TRANSACTIONS	TOTAL
1. Trades	**37,322,547**	**2,343,071**	**154,497**	**39,820,115**
1.1 Securities	-	493,830	154,497	648,327
- purchases	-	*493,830*	-	*493,830*
- sales	-	-	*154,497*	*154,497*
1.2 Currencies	37,322,547	1,849,241	-	39,171,788
- currencies against currencies	*1,692,527*	-	-	*1,692,527*
- purchases against euro	*32,905,552*	*924,703*	-	*33,830,255*
- sales against euro	*2,724,468*	*924,538*	-	*3,649,006*
2. Deposits and loans	-	-	**5,035,411**	**5,035,411**
- to be disbursed	-	-	*2,999,783*	*2,999,783*
- to be received	-	-	*2,035,628*	*2,035,628*
Total	**37,322,547**	**2,343,071**	**5,189,908**	**44,855,526**

€ '000

10.6 CREDIT-RELATED DERIVATIVES

TRANSACTION TYPE	AS AT 31.12.2005 TRADING	OTHER TRANSACTIONS
1. Purchase of cover	-	**17,449**
1.1 With exchange of assets*	-	16,106
- Credit Default Swap	-	*16,106*
1.2 Without exchange of assets	-	1,343
- Credit Default Swap	-	-
*- Credit-Linked Note***	-	*1,343*
2. Sale of cover	-	**1,343**
2.1 With exchange of assets*	-	-
- Credit Default Swap	-	-
2.2 Without exchange of assets	-	1,343
- Credit Default Swap	-	*1,343*

* *Credit derivatives requiring the delivery of the "reference obligation" ("physical delivery")*
** *Amount of "implicit derivatives"*

€ '000

10.7 BREAKDOWN OF FINANCIAL DERIVATIVES BY CATEGORY (NOTIONAL VALUES)

TRANSACTION / UNDERLYING ASSET CATEGORY	AS AT 31.12.2005					
	DEBT SECURITIES AND INTEREST RATES			EQUITY SECURITIES AND STOCK INDICES		
	TRADING	HEDGING	OTHER TRANSACTIONS	TRADING	HEDGING	OTHER TRANSACTIONS
1. Forward rate agreement	-	5,595,000	-	-	-	-
2. Interest rate swap	18,776,114	44,209,501	-	-	-	-
3. Domestic currency swap	-	-	-	-	-	-
4. Currency interest rate swap	-	-	-	-	-	-
5. Basis swap	4,702,260	1,552,997	-	-	-	-
6. Exchange of stock indices	-	-	-	-	-	-
7. Exchange of commodity indices	-	-	-	-	-	-
8. Futures	1,622,900	-	-	-	-	-
9. Cap Options						
- purchased	236,770	-	-	-	-	-
- issued	307,332	-	-	-	-	-
10. Floor Options						
- purchased	-	-	-	-	-	-
- issued	-	-	-	-	-	-
11. Other options						
- purchased	326,700	-	-	1,087,901	3,791,173	-
- plain vanilla	326,700	-	-	1,087,901	3,791,173	-
- exotic	-	-	-	-	-	-
- issued	352,523	371,598	-	1,087,781	1,292,667	2,915,165
- plain vanilla	352,523	371,598	-	1,087,781	1,292,667	2,915,165
- exotic	-	-	-	-	-	-
12. Other derivatives	-	-	-	-	-	-

10.7 Breakdown of financial derivatives by category (notional values) continued

€ '000

TRANSACTION / UNDERLYING ASSET CATEGORY	AS AT 31.12.2005					
	CURRENCY AND GOLD			OTHER VALUES		
	TRADING	HEDGING	OTHER TRANSACTIONS	TRADING	HEDGING	OTHER TRANSACTIONS
1. Forward rate agreement	-	-	-	-	-	-
2. Interest rate swap	-	-	-	-	-	-
3. Domestic currency swap	-	-	-	-	-	-
4. Currency interest rate swap	-	9,037,365	-	-	-	-
5. Basis swap	-	-	-	-	-	-
6. Exchange of stock indices	-	-	-	-	-	-
7. Exchange of commodity indices	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-
9. Cap Options						
- purchased	-	-	-	-	-	-
- issued	-	-	-	-	-	-
10. Floor Options						
- purchased	-	-	-	-	-	-
- issued	-	-	-	-	-	-
11. Other options						
- purchased	-	42,349	-	-	-	-
- plain vanilla	-	42,349	-	-	-	-
- exotic	-	-	-	-	-	-
- issued	-	-	42,349	-	-	-
- plain vanilla	-	-	42,349	-	-	-
- exotic	-	-	-	-	-	-
12. Other derivatives	-	-	-	-	-	-

€ '000

10.8 FINANCIAL DERIVATIVES: PURCHASE AND SALE OF UNDERLYING ASSETS (NOTIONAL VALUES)

TRANSACTION/UNDERLYING ASSET CATEGORY	AS AT 31.12.2005					
	DEBT SECURITIES AND INTEREST RATES			EQUITY SECURITIES AND STOCK INDICES		
	TRADING	HEDGING	OTHER TRANSACTIONS	TRADING	HEDGING	OTHER TRANSACTIONS
1. With exchange of principal						
- purchases	119,000	-	-	-	-	-
- sales	47,900	-	-	-	869,299	-
- currencies against currencies	-	-	-	-	-	-
2. Without exchange of principal						
- purchases	11,431,375	35,225,760	-	1,087,901	2,158,585	226,107
- sales	10,024,064	14,950,339	-	1,087,781	2,055,956	2,689,058
- currencies against currencies	-	-	-	-	-	-

(10.8 Financial derivatives: purchase and sale of underlying assets (notional values)) continued

€ '000

TRANSACTION/UNDERLYING ASSET CATEGORY	AS AT 31.12.2005					
	CURRENCY AND GOLD			OTHER VALUES		
	TRADING	HEDGING	OTHER TRANSACTIONS	TRADING	HEDGING	OTHER TRANSACTIONS
1. With exchange of principal						
- purchases	-	8,574,345	-	-	-	-
- sales	-	463,020	-	-	-	-
- currencies against currencies	-	-	-	-	-	-
2. Without exchange of principal						
- purchases	-	7,387	34,962	-	-	-
- sales	-	34,962	7,387	-	-	-
- currencies against currencies	-	-	-	-	-	-

€ '000

10.9 OVER-THE-COUNTER FINANCIAL DERIVATIVES: POSITIVE FAIR VALUE - COUNTERPARTY RISK

AS AT 31.12.2005	DEBT SECURITIES AND INTEREST RATES			EQUITY SECURITIES AND STOCK INDICES			EXCHANGE RATES AND GOLD		
COUNTERPARTIES/UNDERLYING ASSETS	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE
A. TRADING TRANSACTIONS									
A.1 Governments and Central Banks	19,369	19,369	15,000	-	-	-	-	-	-
A.2 Public Entities	-	-	-	-	-	-	-	-	-
A.3 Banks	345,049	345,049	73,698	136,548	136,548	85,137	-	-	-
A.4 Financial Companies	-	-	-	-	-	-	-	-	-
A.5 Insurance Companies	-	-	-	-	-	-	-	-	-
A.6 Non-financial companies	-	-	-	-	-	-	-	-	-
A.7 Other	74,375	74,375	17,265	794	794	274	-	-	-
B. HEDGING TRANSACTIONS									
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-
B.2 Public Entities	-	-	-	-	-	-	-	-	-
B.3 Banks	735,059	735,059	104,342	249,762	249,762	245,135	397,107	397,107	151,969
B.4 Financial Companies	-	-	-	-	-	-	-	-	-
B.5 Insurance Companies	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-	-
B.7 Other	-	-	-	582,030	582,030	56,752	3,434	3,434	3,716
C. OTHER TRANSACTIONS									
C.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-
C.2 Public Entities	-	-	-	-	-	-	-	-	-
C.3 Banks	-	-	-	-	-	-	-	-	-
C.4 Financial Companies	-	-	-	-	-	-	-	-	-
C.5 Insurance Companies	-	-	-	-	-	-	-	-	-
C.6 Non-financial companies	-	-	-	-	-	-	-	-	-
C.7 Other	-	-	-	-	-	-	-	-	-

(10.9 Over-the-counter financial derivatives: positive fair value - Counterparty risk) continued

€ '000

AS AT 31.12.2005	OTHER ASSETS			DIFFERENT UNDERLYING ASSETS	
COUNTERPARTIES/UNDERLYING ASSETS	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NETTED	FUTURE EXPOSURE
A. TRADING TRANSACTIONS					
A.1 Governments and Central Banks	-	-	-	-	-
A.2 Public Entities	-	-	-	-	-
A.3 Banks	-	-	-	-	-
A.4 Financial Companies	-	-	-	-	-
A.5 Insurance Companies	-	-	-	-	-
A.6 Non-financial companies	-	-	-	-	-
A.7 Other	-	-	-	-	-
B. HEDGING TRANSACTIONS					
B.1 Governments and Central Banks	-	-	-	-	-
B.2 Public Entities	-	-	-	-	-
B.3 Banks	-	-	-	-	-
B.4 Financial Companies	-	-	-	-	-
B.5 Insurance Companies	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-
B.7 Other	-	-	-	-	-
C. OTHER TRANSACTIONS					
C.1 Governments and Central Banks	-	-	-	-	-
C.2 Public Entities	-	-	-	-	-
C.3 Banks	-	-	-	-	-
C.4 Financial Companies	-	-	-	-	-
C.5 Insurance Companies	-	-	-	-	-
C.6 Non-financial companies	-	-	-	-	-
C.7 Other	-	-	-	-	-

€ '000

10.10 OVER-THE-COUNTER FINANCIAL DERIVATIVES: NEGATIVE FAIR VALUE - FINANCIAL RISK

AS AT 31.12.2005	DEBT SECURITIES AND INTEREST RATES			EQUITY SECURITIES AND STOCK INDICES			EXCHANGE RATES AND GOLD		
COUNTERPARTIES/UNDERLYING ASSETS	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE
A. TRADING TRANSACTIONS									
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-
A.2 Public Entities	-	-	-	360	360	-	-	-	-
A.3 Banks	401,413	401,413	70,301	91,764	91,764	-	-	-	-
A.4 Financial Companies	-	-	-	-	-	-	-	-	-
A.5 Insurance Companies	-	-	-	-	-	-	-	-	-
A.6 Non-financial companies	-	-	-	-	-	-	-	-	-
A.7 Other	45,565	45,565	29,043	45,219	45,219	-	-	-	-
B. HEDGING TRANSACTIONS									
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-
B.2 Public Entities	-	-	-	-	-	-	-	-	-
B.3 Banks	520,854	520,854	91,278	180,167	180,167	-	95,331	95,331	171,853
B.4 Financial Companies	-	-	-	-	-	-	-	-	-
B.5 Insurance Companies	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-	-
B.7 Other	15,625	15,625	9,000	-	-	-	-	-	-
C. OTHER TRANSACTIONS									
C.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-
C.2 Public Entities	-	-	-	-	-	-	-	-	-
C.3 Banks	-	-	-	-	-	-	-	-	-
C.4 Financial Companies	-	-	-	-	-	-	-	-	-
C.5 Insurance Companies	-	-	-	-	-	-	-	-	-
C.6 Non-financial companies	-	-	-	-	-	-	-	-	-
C.7 Other	-	-	-	249,481	249,481	-	342	342	-

(10.10 Over-the-counter financial derivatives: negative fair value - Financial risk) continued

€ '000

AS AT 31.12.2005	OTHER ASSETS			DIFFERENT UNDERLYING ASSETS	
COUNTERPARTIES/UNDERLYING ASSETS	GROSS NON-NETTED	GROSS NETTED	FUTURE EXPOSURE	GROSS NETTED	FUTURE EXPOSURE
A. TRADING TRANSACTIONS					
A.1 Governments and Central Banks	-	-	-	-	-
A.2 Public Entities	-	-	-	-	-
A.3 Banks	-	-	-	-	-
A.4 Financial Companies	-	-	-	-	-
A.5 Insurance Companies	-	-	-	-	-
A.6 Non-financial companies	-	-	-	-	-
A.7 Other	-	-	-	-	-
B. HEDGING TRANSACTIONS					
B.1 Governments and Central Banks	-	-	-	-	-
B.2 Public Entities	-	-	-	-	-
B.3 Banks	-	-	-	-	-
B.4 Financial Companies	-	-	-	-	-
B.5 Insurance Companies	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-
B.7 Other	-	-	-	-	-
C. OTHER TRANSACTIONS					
C.1 Governments and Central Banks	-	-	-	-	-
C.2 Public Entities	-	-	-	-	-
C.3 Banks	-	-	-	-	-
C.4 Financial Companies	-	-	-	-	-
C.5 Insurance Companies	-	-	-	-	-
C.6 Non-financial companies	-	-	-	-	-
C.7 Other	-	-	-	-	-

€ '000

10.11 CREDIT-RELATED DERIVATIVES: COUNTERPARTY RISK

CATEGORIES OF TRANSACTIONS	AS AT 31.12.2005 NOTIONAL VALUE	AS AT 31.12.2005 POSITIVE FAIR VALUE	AS AT 31.12.2005 FUTURE EXPOSURE
A. TRADING SECURITIES			
A.1 Purchase of protection - Counterparties			
1. Governments and Central banks	-	-	-
2. Public entities	-	-	-
3 Banks	-	-	-
4 Financial companies	-	-	-
5 Insurance companies	-	-	-
6 Non-financial companies	-	-	-
7 Other	-	-	-
A.2 Sale of protection - Counterparties			
1. Governments and Central banks	-	-	-
2. Public entities	-	-	-
3 Banks	-	-	-
4 Financial companies	-	-	-
5 Insurance companies	-	-	-
6 Non-financial companies	-	-	-
7 Other	-	-	-
B. OTHER TRANSACTIONS			
B.1 Sale of protection - Counterparties			
1. Governments and Central banks	-	-	-
2. Public entities	-	-	-
3 Banks	1,343	55	134
4 Financial companies	-	-	-
5 Insurance companies	-	-	-
6 Non-financial companies	-	-	-
7 Other	-	-	-

€ '000

10.12 CREDIT DERIVATIVES: FINANCIAL RISK

CATEGORIES OF TRANSACTIONS	AS AT 31.12.2005 NEGATIVE FAIR VALUE
TRADING SECURITIES	
1 Purchase of protection - counterparties	
1.1 Governments and Central banks	-
1.2 Other public entities	-
1.3 Banks	-
1.4 Financial companies	-
1.5 Insurance companies	-
1.6 Non-financial companies	-
1.7 Other	-
Total	-

Section 11 – Concentration and Distribution of Assets and Liabilities

€ '000

11.1 LARGE EXPOSURES	AS AT 31.12.2005
a) amount in thousands of €	-
b) number	-

In addition to cash related risk assets, this amount includes off-balance-sheet risk assets and amounts available under unused lines of credit (loans, advances and guarantees). At the end of 2005, there were no existing significant positions for the purposes of this reporting.

€ '000

11.2 DISTRIBUTION OF LOANS TO CUSTOMERS BY MAIN CATEGORIES OF BORROWERS	AS AT 31.12.2005
a) Governments	-
b) other public entities	4,223
c) non-financial companies	1,958,874
d) financial companies	10,118,868
e) family firms	-
f) other borrowers	9,425
Total	**12,091,390**

€ '000

11.3 DISTRIBUTION OF LOANS TO ITALIAN NON-FINANCIAL COMPANIES AND FAMILY FIRMS	AS AT 31.12.2005
Economic sectors	
a) other services for sale	960,814
b) office equipment, data processing	42,699
c) other industrial products	-
d) food, beverage and tobacco products	-
e) other sectors	-
Totale	**1,003,513**

€ '000

Distribution of credit derivatives purchased (guarantees received) by main counterparty categories	AS AT 31.12.2005
Banking Book:	**17,449**
- banks	*16,106*
- financial companies	*1,343*
Trading Book:	**-**
- banks	-
- financial companies	-
Total	**17,449**

€ '000

11.4 DISTRIBUTION OF GUARANTEES GIVEN BY MAIN CATEGORIES OF COUNTERPARTIES

	AS AT 31.12.2005
a) Governments	-
b) other public entities	-
c) banks	23,983,759
d) non-financial companies	456,510
e) financial companies	1,781,976
f) family firms	257
g) other borrowers	298,530
Total	**26,521,032**

€ '000

Distribution of credit derivatives sold (guarantees given) by main counterparty categories

	AS AT 31.12.2005
Banking Book:	**1,343**
- banks	*1,343*
- financial companies	-
Trading Book:	**-**
- banks	-
- financial companies	-
Total	**1,343**

€ '000

11.5 GEOGRAPHICAL DISTRIBUTION OF ASSETS AND LIABILITIES

	AS AT 31.12.2005			
TRANSACTIONS/COUNTRIES	ITALY	OTHER EU COUNTRIES	OTHER COUNTRIES	TOTAL
1. Assets	**100,385,575**	**8,000,415**	**2,384,038**	**110,770,028**
1.1 Loans to banks	62,157,443	5,217,863	971,099	68,346,405
1.2 Loans to customers	10,511,758	566,952	1,012,680	12,091,390
1.3 Securities	27,716,374	2,215,600	400,259	30,332,233
2. Liabilities and shareholders' equity	**68,797,388**	**20,601,493**	**25,736,000**	**115,134,881**
2.1 Due to banks	35,229,237	4,990,918	12,185,573	52,405,728
2.2 Due to customers	2,159,436	1,910,772	1,536,945	5,607,153
2.3 Securities in issue	25,778,201	13,699,803	9,904,265	49,382,269
2.4 Other accounts	5,630,514	-	2,109,217	7,739,731
3. Guarantees and commitments	**17,159,086**	**12,997,346**	**5,050,126**	**35,206,558**

€ '000

11.6 BREAKDOWN OF ASSETS AND LIABILITIES BY MATURITY

TRANSACTIONS/ RESIDUAL MATURITY	AS AT 31.12.2005								
	FIXED TERM								
				1 - 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	3 TO 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE	TERM NOT SPECIFIED	TOTAL
1. Assets									
1.1 Refinanceable Treasury Notes	-	18,061	462	61	219,357	135,860	-	-	373,801
1.2 Loans to banks	18,147,020	35,580,737	13,330,066	51,659	186,050	-	41,983	1,008,890	68,346,405
1.3 Loans to customers	1,096,998	7,333,085	1,392,479	329,503	1,574,901	5,729	357,428	1,267	12,091,390
1.4 Bonds and other debt securities	74	980,472	1,319,213	223,930	12,034,502	683,298	14,304,459	-	29,545,948
	19,244,092	**43,912,355**	**16,042,220**	**605,153**	**14,014,810**	**824,887**	**14,703,870**	**1,010,157**	**110,357,544**
1.5 "Off-balance-sheet"	815,041	40,545,428	16,497,324	11,345,210	326,577	13,995,746	57,610	-	83,582,936
Total Assets	**20,059,133**	**84,457,783**	**32,539,544**	**11,950,363**	**14,341,387**	**14,820,633**	**14,761,480**	**1,010,157**	**193,940,480**
2. Liabilities and Shareholders' equity									
2.1 Due to banks	14,774,506	30,389,578	6,208,764	11,957	541,570	-	479,353	-	52,405,728
2.2 Due to customers	2,331,254	2,805,164	295,437	11,298	-	164,000	-	-	5,607,153
2.3 Securities in issue:									
- bonds	*20,679*	*500,181*	*108,590*	*2,574,816*	*8,684,760*	*5,770,238*	*5,902,999*	-	*23,562,263*
- certificates of deposit	-	*14,880,247*	*8,406,486*	*84,204*	*233,110*	-	-	-	*23,604,047*
- other securities	*91*	*292,384*	*464,399*	*59,985*	*907,523*	*186,577*	*305,000*	-	*2,215,959*
	20,770	15,672,812	8,979,475	2,719,005	9,825,393	5,956,815	6,207,999	-	49,382,269
2.4 Subordinated debt	-	-	210,507	1,481,703	1,059,757	1,400,000	3,587,764	-	7,739,731
	17,126,530	**48,867,554**	**15,694,183**	**4,223,963**	**11,426,720**	**7,520,815**	**10,275,116**	-	**115,134,881**
2.5 "Off-balance-sheet" transactions	325,842	57,358,503	10,822,449	8,617,865	334,480	6,021,691	102,106	-	83,582,936
Total Liabilities	**17,452,372**	**106,226,057**	**26,516,632**	**12,841,828**	**11,761,200**	**13,542,506**	**10,377,222**	-	**198,717,817**

€ '000

11.7 ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	AS AT 31.12.2005
a) Assets	
1. loans to banks	2,758,221
2. loans to customers	1,146,109
3. securities	489,933
4. equity investments	3,161,914
5. other accounts	46,015
	7,602,192
b) Liabilities	
1. due to banks	13,328,038
2. due to customers	2,627,776
3. securities in issue	24,203,497
4. other accounts	819,217
	40,978,528

Based on current regulations, "other accounts" under assets are made up of item 10 "Cash and balances with central banks and post offices"; "other accounts" under liabilities are made up of item 110 "Subordinated bonds".

The exchange rates used for the conversion into euros of the most significant foreign currencies for the Bank's business were as follows:

	EXCHANGE RATE AL 31.12.2005
United States dollar	1.1797
British Pound	0.6853
Japanese Yen	138.9
Polish Zloty	3.86
Croatian Kuna	7.3715
Slovak Koruna	37.88
Bulgarian Lev	1.9563
Turkish Lira	1.5924
Romanian Leu	3.6802

11.8 SECURITISATION TRANSACTIONS

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in *funding* sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision-making procedure has been developed and centralised at Parent Company level, for the planning, evaluation and execution of securitisations.

The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk-Adjusted Return On Risk-Adjusted Capital).

If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised and the transaction structure is established.

Once technical feasibility is established, the transaction is carried out.

No securitisation transactions were carried out in 2005. Existing positions are provided below in securities and deposits originating from prior securitisations.

(€ million)

Portfolio loans and securities originating from securitisation transactions

CLASS	QUALITY OF UNDERLYING ASSET	TYPES OF UNDERLYING ASSET GROUP	THIRD-PARTY	TOTAL	WRITE-DOWNS	WRITE-BACKS	CARRYING VALUE
Subordinated Deposits		**-**	**5.1**	**5.1**	**-1.7**	**-**	**3.4**
Junior	Other assets	-	5.1	5.1	-1.7	-	3.4
Investment Securities		**-**	**196.7**	**196.7**	**-42.0**	**-**	**154.7**
Senior		-	*196.7*	*196.7*	*-42.0*	-	*154.7*
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	196.7	196.7	-42.0	-	154.7
Mezzanine		-	-	-	-	-	-
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Junior							
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Trading Securities		**-**	**980.6**	**980.6**			**980.6**
Senior		-	*980.6*	*980.6*			*980.6*
	Non-performing loans	-	357.8	357.8			357.8
	Doubtful loans	-	-	-			-
	Other assets	-	622.8	622.8			622.8
Mezzanine							
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Junior							
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Totale		**-**	**1,182.4**	**1,182.4**	**-43.7**	**-**	**1,138.7**

In detail:

GROUP SECURITISATIONS

Cordusio synthetic securitisation
This transaction was terminated on 1 April 2005 following exercise of the call option provided in the contract.

SECURITISATIONS BY OTHER ORIGINATORS
Colombo, Diocleziano and Augusto transactions

- Stake held by UniCredito Italiano in each SPV: 5%

- Origin:
Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. –Fonspa, and related to the plan to dispose of the investment in that entity.

- Principal features:
Colombo
- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredit (the remaining loans sold by Fonspa were sold to the Diocleziano SPV - see below);

- bonds issued totalled €394.5 million, with a maturity of 28 August 2026, and were all placed in the market;

- to support any liquidity needs and expenses related to the transaction, UniCredit underwrote a subordinated loan, with limited recourse, of €7.3 million issued by the SPV, repaid at par in 2004 for €1.1 million and in 2005 for another €1.1 million).

Diocleziano
- used loans sold by Colombo (see above) outstanding as at 30 November 2001 of €775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto - see below);
- bonds issued totalled €732.7 million, with a maturity of 31 August 2037; €366.4 million were purchased privately by UniCredit and recorded in the investment securities portfolio. Of this amount, €21.9 million were class A1 (repaid at par in 2002), and €344.5 million were class A2 (repaid at par in 2003 for €122.0 million, in 2004 for €46.5 million and in 2005 for €29.2 million);

Augusto
- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled €275.0 million, with a maturity of 31 August 2037; €137.5 million were purchased privately by UniCredit and recorded in the investment securities portfolio. Of this amount, €11.6 million were class A1 I (repaid at par in 2002), €84.3 million were class A2 I (repaid at par in 2003 for €24.9 million, in 2004 for €14.8 million and in 2005 for €10.8 million) and €41.6 were class A1 II (repaid at par in 2003 for €14.3 million, in 2004 for €6.4 million and in 2005 for €4.8 million);

- Risk situation:
Colombo
There has been no increase in risk since the last year.

Diocleziano and Augusto

With regard to asset monitoring and risk containment, UGC Banca SpA, a special servicer specialising in loan recovery, continued to manage the loan positions that carry a higher degree of risk.

In addition, writedowns of securities subscribed can be considered adequate in relation to the risk of the underlying loan portfolios.

- Position of the subordinated loans and the securities held:

(€ million)

ISIN CODE	TRANSACTION	DESCRIPTION	TYPE	PORTFOLIO	FACE VALUE*	WRITEDOWNS/WRITE-BACKS IN PREVIOUS YEARS	IN 2005	CARRYING VALUE
-	COLOMBO	Subordinated loan with limited recourse	Junior	Deposits	5.1	-1.7	-	3.4
IT0003224083	DIOCLEZIANO	Diocleziano A2 bond	Senior	Investm. Sec.	146.8	-34.9	-	111.9
IT0003224232	AUGUSTO	Augusto 1 A2 bond - Issue I	Senior	Investment securities	33.8	-3.6	-	30.2
IT0003224273	AUGUSTO	Augusto 2 A1 bond - Issue II	Senior	Investment securities	16.1	-3.5	-	12.6
Total					**201.8**	**-43.7**	**-**	**158.1**

** net of repayments in "pool factor"*

OTHER SECURITISATIONS BY OTHER ORIGINATORS

As at 31 December 2005, the following positions from securitisation transactions by other originators were included in the securities portfolio:

Investment securities

(€ million)

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	RATING TRANCHE (M /S&P / F)*
XS0232767631	ASSET BACK EST Cl. A	01/10/2015	SENIOR	FIAT SAVA SpA	ASSET-BACKED EUR. SECUR. TRANS	Aaa/AAA/AAA
FR0000480030	AUTO ABS Cl. A1	25/10/2012	SENIOR	BANQ. DIN-PSA FRANCE	Auto ABS Compartment	Aaa/AAA
ES0370139000	AYT GEN Cl. A	15/12/2034	SENIOR	BARCLAYS BK	AYT Genova B. Hipotecario	Aaa/AAA/AAA
ES0314227002	BBVA HIPO F. Cl. A	21/11/2038	SENIOR	BBVA S.A.	BBVA HIPO. Fondo de Tit. de Activos	Aaa/AAA/AAA
ES0333761007	BBVA AUTOS F.	20/11/2019	SENIOR	BBVA S.A.	BBVA HIPO. Fondo de Tit. de Activos	Aaa/AAA/AAA
XS0132407791	BPM SECURITISATION - Cl. A	15/01/2033	SENIOR	BP MILANO	Banca Pop. Di Milano Securitisation	Aaa/AAA/AAA
XS0156266586	CARS ALLIANCE FUND.Cl. A1	25/10/2017	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
XS0177601142	CARS ALLIANCE FUND.Cl. A1	08/01/2021	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
ES0338300009	CONSUMO SANTANDER Cl. A	15/11/2012	SENIOR	SANTANDER	Consumo Sant. Centr. Hispano Iss. Ltd	Aaa/AAA/AAA
IT0003844930	CORDUSIO Cl. A1	30/06/2033	SENIOR	UNICREDIT BANCA	Cordusio Rmbs Srl	Aaa/AAA/AAA
XS0185355640	DELPHINUS SERIE 1 Cl. A	25/01/2091	SENIOR	ASR BANK	Delphinus BV	Aaa/AAA/AAA
IT0003675763	F E GREEN Cl. A	30/10/2018	SENIOR	FIN-ECO LEASING	F E Green Srl	Aaa/AAA/AAA
IT0003872717	FIP FUNDING CL. A1	10/01/2023	SENIOR	FIP FUNDING	FIP FUNDING Srl	Aa2/AA-/AA
IT0003270573	GIOTTO FIN Cl. A	20/04/2020	SENIOR	BCA ANT. POP. VENETA	Giotto Finance	Aaa/AAA/AAA
XS0210928866	GRANITE FR 2019 S1 Cl. A2	21/12/2019	SENIOR	NORTH ROCK PLC	Granite Master Issuer Plc	Aaa/AAA/AAA
IT0003188312	LOCAT SEC. VEHICLE 1 Cl. A2	12/06/2017	SENIOR	LOCAT SPA	Locat Securitisation Vehicle	Aaa/AAA
IT0003733083	LOCAT SEC. VEHICLE 2 Cl. A	12/12/2024	SENIOR	LOCAT SPA	Locat Securitisation Vehicle	Aaa/AAA/AAA
IT0003951115	LOCAT SEC. VEHICLE 3 Cl. A2	12/12/2026	SENIOR	LOCAT SPA	Locat Securitisation Vehicle	Aaa/AAA/AAA
XS0190179746	SAGRES Cl. A1	25/03/2008	SENIOR	VAR. PORTOGUESE GOVT ENT.	Soc. de Titularizacao de Creditos SA	Aaa/AAA/AAA
XS0190180678	SAGRES Cl. A2	25/03/2011	SENIOR	VAR. PORTOGUESE GOVT ENT.	Soc. de Titularizacao de Creditos SA	Aaa/AAA/AAA
ES0309363002	SANTANDER Cl. A1	23/12/2012	SENIOR	SANTANDER	Sant. Central Hispano Issuance Ltd	Aaa/AAA/AAA
IT0003749352	SCCI SERIE 5 Cl. A	31/07/2010	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003341770	SCCI SERIE 6 Cl. A	31/07/2007	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003505440	SCCI SERIE 7	31/07/2015	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003953350	SCCI SERIE 7 Cl. A	31/07/2016	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003749360	SCCI SERIE 8	31/07/2016	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003953376	SCCI SERIE 9	31/07/2018	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003953384	SCCI SERIE 10	31/07/2019	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003566665	SCIC 1 Cl. A2	21/12/2008	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003566681	SCIC 1 Cl. A3	21/12/2010	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003566699	SCIC 1 Cl. A4	21/12/2015	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA
IT0003402929	SCIP 2 Cl. A3	26/10/2008	SENIOR	VAR. PENSION FUNDS	Società Cart.Immobili Pubblici	Aaa/AAA/AAA
IT0003837058	SCIP 2 Cl. A4	26/04/2012	SENIOR	VAR. PENSION FUNDS	Società Cart.Immobili Pubblici	Aaa/AAA
IT0003837074	SCIP 2 Cl. A5	26/04/2025	SENIOR	VAR. PENSION FUNDS	Società Cart.Immobili Pubblici	Aaa/AAA/AAA
IT0003386270	SIENA MORTGAGE Cl. A2	15/11/2037	SENIOR	MONTE DEI PASCHI	Siena Mortgages SpA	Aaa/AAA/AAA
IT0003588958	SIENA MORTGAGE Cl. A2	16/12/2038	SENIOR	MONTE DEI PASCHI - B. TOSCANA B. AGR. MANTOVANA	Siena Mortgages SpA	Aaa/AAA/AAA
ES0338448006	TDA CAM Cl. A1	22/06/2012	SENIOR	CAJA DE AHORROS MED	Titulacion de Activos CAM	Aaa/AAA/AAA
ES0377991007	TDA CAM Cl. A	26/06/2039	SENIOR	CAJA DE AHORROS MED	Titulacion de Activos CAM	Aaa/nr/AAA
IT0003647457	VELA HOME Cl. A1	27/07/2028	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA
IT0003473748	VELA HOME Cl. A1	24/10/2027	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA

* Rating agencies recognised and included in Banca d'Italia Circular 155 dated 18.12.1991.
M = Moody's Investors Service, S&P = Standard & Poor's, F = Fitch-IBCA Investors Service, Nr = Not Rated

Type and Classification:

(€ million)

ISIN CODE	BOND DESCRIPTION	FACE VALUE *	CARRYING VALUE	CLASSIFICATION	TRANCHE VALUE *
IT0003749352	SCCI SERIE 5 Cl. A	30.0	30.0	NON-PERFORMING	1,500.0
IT0003341770	SCCI SERIE 6 Cl. A	71.0	71.2	NON-PERFORMING	1,500.0
IT0003505440	SCCI SERIE 7	89.5	89.7	NON-PERFORMING	1,500.0
IT0003953350	SCCI SERIE 7 Cl. A	40.0	40.0	NON-PERFORMING	1,925.0
IT0003749360	SCCI SERIE 8	42.0	41.9	NON-PERFORMING	2,050.0
IT0003953376	SCCI SERIE 9	40.0	40.0	NON-PERFORMING	1,575.0
IT0003953384	SCCI SERIE 10	45.0	45.0	NON-PERFORMING	1,500.0
	sub - total	**357.5**	**357.8**		
XS0232767631	ASSET BACK EST Cl. A	0.3	0.3	PERFORMING	1,112.5
FR0000480030	AUTO ABS Cl. A1	28.6	28.6	PERFORMING	618.3
ES0370139000	AYT GEN Cl. A	7.5	7.6	PERFORMING	10.0
ES0314227002	BBVA HIPO F. Cl. A	9.6	9.6	PERFORMING	449.5
ES0333761007	BBVA AUTOS F.	10.0	10.0	PERFORMING	949.5
XS0132407791	BPM SECURITISATION - Cl. A	7.7	7.7	PERFORMING	514.3
XS0156266586	CARS ALLIANCE FUND. Cl. A1	6.1	6.1	PERFORMING	1,055.0
XS0177601142	CARS ALLIANCE FUND. Cl. A1	30.6	30.6	PERFORMING	804.8
ES0338300009	CONSUMO SANTANDER Cl. A	31.9	31.9	PERFORMING	972.0
IT0003844930	CORDUSIO Cl. A1	31.5	31.5	PERFORMING	750.0
XS0185355640	DELPHINUS SERIE 1 Cl. A	21.5	21.6	PERFORMING	1,080.0
IT0003675763	F E GREEN Cl. A	26.0	26.0	PERFORMING	1,342.0
IT0003872717	FIP FUNDING Cl. A1	10.0	10.0	PERFORMING	600.0
IT0003270573	GIOTTO FIN Cl. A	12.2	12.2	PERFORMING	379.3
XS0210928866	GRANITE FR 2019 S1 Cl. A2	10.3	10.3	PERFORMING	428.6
IT0003188312	LOCAT SEC. VEHICLE 1 Cl. A2	6.5	6.5	PERFORMING	800.0
IT0003733083	LOCAT SEC. VEHICLE 2 Cl. A	25.8	25.8	PERFORMING	2,374.0
IT0003951115	LOCAT SEC. VEHICLE 3 Cl. A2	19.0	19.0	PERFORMING	1,349.0
XS0190179746	SAGRES Cl. A1	12.6	12.6	PERFORMING	255.0
XS0190180678	SAGRES Cl. A2	3.0	3.0	PERFORMING	546.0
ES0309363002	SANTANDER Cl. A1	13.8	13.8	PERFORMING	18,708.6
IT0003566665	SCIC 1 Cl. A2	20.0	20.0	PERFORMING	1,500.0
IT0003566681	SCIC 1 Cl. A3	33.8	34.5	PERFORMING	860.0
IT0003566699	SCIC 1 Cl. A4	0.6	0.6	PERFORMING	700.0
IT0003402929	SCIP 2 Cl. A3	80.6	80.7	PERFORMING	1,743.0
IT0003837058	SCIP 2 Cl. A4	35.0	35.0	PERFORMING	1,000.0
IT0003837074	SCIP 2 Cl. A5	20.9	20.9	PERFORMING	2,895.0
IT0003386270	SIENA MORTGAGE Cl. A2	32.2	32.2	PERFORMING	996.7
IT0003588958	SIENA MORTGAGE Cl. A2	9.4	9.1	PERFORMING	1,128.3
ES0338448006	TDA CAM Cl. A1	28.3	28.3	PERFORMING	973.5
ES0377991007	TDA CAM Cl. A	12.4	12.4	PERFORMING	1,724.5
IT0003647457	VELA HOME Cl. A1	10.2	10.2	PERFORMING	271.6
IT0003473748	VELA HOME Cl. A1	14.1	14.2	PERFORMING	1,052.2
	sub - total	**622.0**	**622.8**		
	Totale Senior Bonds	**979.5**	**980.6**		

** net of any repayments in "pool factor"*

Section 12 - Asset management and trading on behalf of customers

€ '000

12.1 SECURITIES DEALING	AS AT 31.12.2005
a) purchases	
1. settled	147,044
2. unsettled	-
	147,044
b) sales	
1. settled	97,037
2. unsettled	-
	97,037

€ '000

12.2 SEGREGATED ACCOUNTS	AS AT 31.12.2005
1. Securities issued by the bank that prepares accounts	-
2. Other securities	-
	-

€ '000

12.3 CUSTODY AND ADMINISTRATION OF SECURITIES	AS AT 31.12.2005
a) Customers' securities on deposit (excluding asset management accounts)	
1) securities issued by the bank preparing these Accounts	9,680,979
2) other securities	176,486,584
of which:	
- security	*7,755*
- collateral	*2,677,103*
- custody	*173,801,726*
	186,167,563
b) Customers' securities deposited with other depositaries	**181,183,316**
c) Investment and trading securities deposited with other depositaries	**41,705,937**

€ '000

12.4 COLLECTIONS ON BEHALF OF CUSTOMERS: DEBIT AND CREDIT ADJUSTMENTS	AS AT 31.12.2005
a) debit adjustments	
1. current accounts	-
2. central portfolio	1,210,477
3. cash	-
4. other accounts	-
	1,210,477
b) credit adjustments	
1. current accounts	-
2. sellers' bills and documents	1,210,477
3. other accounts	-
	1,210,477
difference (a - b)	**-**

€ '000

12.5 OTHER TRANSACTIONS	AS AT 31.12.2005
Other customer securities on deposit	**1,516,438**
Other customer securities deposited with other depositaries	**860,932**
Other investment and trading securities deposited with other depositaries	**44,259**

(€ thousands)

Section 1 - Interest

€ '000

	2005
10. Interest income and similar revenues	**3,152,406**
20. Interest expense and similar charges	**3,188,545**

€ '000

1.1 ITEM 10 "INTEREST INCOME AND SIMILAR REVENUES"

	2005
a) on loans to banks	1,444,739
of which: - on loans to central banks	*42,954*
b) on loans to customers	400,534
of which: - on loans with deposits received in administration	-
c) on debt securities	1,170,340
d) other interest income	17,538
e) positive balances of hedging transaction differentials	119,255
Total	**3,152,406**

€ '000

1.2 ITEM 20 "INTEREST EXPENSE AND SIMILAR CHARGES"

	2005
a) on amounts due to banks	1,168,462
b) on amounts due to customers	188,092
c) on securities in issue	1,489,698
of which: - on certificates of deposit	*792,878*
d) on deposits received in administration	-
e) on subordinated debt	342,293
f) negative balances of hedging transaction differentials	-
Total	**3,188,545**

€ '000

1.3 DETAILS OF ITEM 10 "INTEREST INCOME AND SIMILAR REVENUES"

	2005
a) on assets denominated in foreign currency	163,491
b) on assets denominated in €	2,869,660
	3,033,151
c) positive balances of hedging transaction differentials	119,255
Total	**3,152,406**

€ '000

1.4 DETAILS OF ITEM 20 "INTEREST EXPENSE AND SIMILAR CHARGES"

	2005
a) on liabilities denominated in foreign currency	1,461,255
b) on liabilities denominated in €	1,727,290
Total	**3,188,545**

Section 2 - Commission

€ '000

	2005
40. Commission income	**188,849**
50. Commission expense	**37,864**

€ '000

2.1 ITEM 40 "COMMISSION INCOME"	2005
a) guarantees given	**17,620**
b) loan-related derivatives	**-**
c) administration, brokerage and consultancy services:	**74,496**
1. security dealing	40
2. currency dealing	3,895
3. segregated accounts:	1,989
3.1 individual	*1,989*
3.2 collective	-
4. custody and administration of securities	14,840
5. custodian bank	27,773
6. placement of securities	22,029
- investment funds	*18,240*
- altri titoli	*3,789*
7. acceptance of trading instructions	1,219
8. consultancy activities	-
9. distribution of third party services:	2,711
9.1 asset management accounts:	628
9.1.1 individual	*628*
9.1.2 collective	-
9.2 insurance products	2,083
9.3 other products	-
d) collection and payment services	**25,849**
e) servicing for securitisation transactions	**-**
f) tax collection services	**-**
g) tax collection services	**70,884**
Total	**188,849**

Total sub-item g) "Other services" was broken down as follows:

€ '000

OTHER SERVICES (G)	**2005**
loans made	21,838
securities services	40,436
refunds and sundry recoveries	546
other	8,064
Total	**70,884**

€ '000

2.2 DETAILS OF ITEM 40 "COMMISSION INCOME": DISTRIBUTION CHANNELS FOR PRODUCTS AND SERVICES	2005
a) at the Group's branches:	**26,525**
1. segregated accounts	1,939
2. placement of securities	21,883
3. third party services and products	2,703
b) off-site distribution:	**204**
1. segregated accounts	50
2. placement of securities	146
3. third party services and products	8
Total	**26,729**

€ '000

2.3 ITEM 50 "COMMISSION EXPENSE"	2005
a) guarantees received	**4,170**
b) loan-related derivatives	**414**
c) administration and brokerage services:	**7,514**
1. security dealing	95
2. currency dealing	1,827
3. segregated accounts	157
3.1 Bank portfolio	*157*
3.2 third party portfolio	-
4. custody and administration of securities	5,364
5. placement of securities	71
6. off-site distribution of securities, products and services	-
d) collection and payment services	**3,069**
e) other services	**22,697**
Total	**37,864**

Total sub-item e) "Other services" was broken down as follows:

€ '000

OTHER SERVICES - BREAKDOWN	2005
securities services	17,887
other	4,810
Total	**22,697**

Section 3 - Trading Profits (Losses)

€ '000

	2005
60. Trading profits (losses)	**-17,244**

€ '000

3.1 ITEM 60 "TRADING PROFITS"

	2005		
	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS
A.1 Revaluations	11,960	xxx	79,212
A.2 Writedowns	-12,752	xxx	-75,668
B. Other profits/losses	979	-5,668	-15,307
Totals	**187**	**-5,668**	**-11,763**
1. Government securities	-2,786		
2. Other debt securities	4,526		
3. Equity securities	2,668		
4. Derivative contracts on securities	-4,221		

Section 4 - Administrative Expense

€ '000

	2005
80. Administrative expenses	**561,266**

€ '000

Item 80 "administrative expenses"	2005
a) payroll	
- wages and salaries	192,052
- social security contributions	48,122
- severance pay	11,684
- pensions and similar benefits (*)	41,899
- other costs	8,012
Total payroll	**301,769**
b) other administrative expenses	
indirect taxes and duty:	
- stamp tax	4,463
- withholdi ng tax	1,073
- registration tax	148
- other taxes and duties	1,416
	7,100
miscellaneous costs and expenses:	
- remuneration paid to outside professionals	43,398
- compensation and fees paid to Directors and Statutory Auditors	5,194
- insurance	3,670
- advertising	22,834
- donations	322
- rental of electronic equipment and software	1,496
- postage, telephone, telegraph and telex	8,947
- printing and stationery	1,476
- various office equipment	609
- internal and external surveillance of premises	3,449
- credit information and searches	631
- various services rendered by third parties	99,358
- transport and safekeeping of valuables and documents	799
- cleaning of premises	1,336
- repair and maintenance of furniture, machinery and equipment	3,327
- maintenance of premises	1,221
- maintenance of premises	8,877
- various hire charges	4,320
- rentals	21,557
- electricity, gas, heating, porterage and drinking water	3,011
- other costs	16,565
	252,397
Total other administrative expenses	**259,497**
Total	**561,266**

€ '000

4.1 AVERAGE NUMBER OF EMPLOYEES BY CATEGORY	2005
a) Senior management	205
b) Management	562
c) Other staff	814
Total	**1,581**

This figure is calculated as the arithmetic mean of the number of employees at the end of the year and the number at the end of the prior year.

Section 5 - Writedowns, write-backs and provisions

€ '000

	2005
90. Writedowns of intangible and tangible fixed assets	**33,965**
100. Provisions for risks and charges	**16,957**
120. Writedowns of loans and provisions for guarantees and commitments	**2,041**
130. Write-backs of loans and provisions for guarantees and commitments	**12,276**
150. Writedowns of financial investments	**48,765**
160. Write-backs of financial investments	**27,482**

Please refer to Notes to the Accounts, Part A), Section 1, "Description of Accounting Policies" for details on the determination of writedowns, write-backs and provisions.

€ '000

Item 90 "writedowns of intangible and tangible fixed assets"	
	2005
writedowns of tangible fixed assets:	
- property	1,681
- furniture	2,811
- equipment	4,814
	9,306
writedowns of intangible fixed assets:	
- intangible assets	3,003
- leased property costs	6,875
- goodwill	14,781
	24,659
Total	**33,965**

Depreciation of tangible assets was determined using the rates set forth below and supplemented by a further €2,695 thousand.

For the first year of service, rates were reduced by one half.

Items costing less than €516.46 were charged to a single year.

€ '000

DEPRECIATION RATES	2005
Property	3.00%
Furniture	
furnishings	15.00%
furniture and ordinary office machinery	12.00%
motor vehicles	25.00%
Equipment	
equipment and electronic machinery	20.00%
alarm, telecameras and other equipment	30.00%
electronic telephone systems	20.00%
lifting apparatus	7.50%
other equipment (safety equipment, air conditioning, heating, electrical, etc.)	15.00%

€ '000

Item 100 "provisions for risks and charges"	
	2005
Allocations to Reserves for risks and charges:	
- sub-item c) other reserves:	
other reserves for risks and charges	16,957
Total	**16,957**

See Notes to the Accounts, Part B, "Notes to the Balance Sheet", Section 7, for more information.

€ '000

Item 120 "writedowns of loans and provisions for guarantees and commitments	
	2005
Writedowns of loans:	
- to banks	365
- to customers	1,149
	1,514
Allocations to "reserves for risks and charges":	
- sub-item c) "other reserves": provisions for guarantees and commitments	527
	527
Total	**2,041**

€ '000

ANALYSIS OF LOANS WRITEDOWNS	2005
- non-performing loans with respect to principal	917
- doubtful loans	107
- restructured loans	-
- country risk	275
- performing	215
Total	**1,514**

€ '000

Item 130 "write-backs of loans and provisions for guarantees and commitments"	2005
- loans	11,696
- *provisions for guarantees and commitments*	580
Total	**12,276**

€ '000

ANALYSIS OF WRITE-BACKS ON LOANS	2005
- non-performing loans with respect to principal	2,521
- doubtful loans	1,890
- restructured loans	750
- country risk	1,577
- performing loans	686
- overdue interest	2,622
- loans written off	1,650
Total	**11,696**

€ '000

Item 150 "writedowns of financial investments"	2005
- writedowns of securities	6,083
- writedowns of equity investments	42,682
Total	**48,765**

€ '000

Item 160 "write-backs of financial investments"	2005
- writedowns of securities	670
- writedowns of equity investments	26,812
Total	**27,482**

Writedowns and writebacks of investment securities and equity investments have been allocated to items 150 and 160 as illustrated in the relevant sections 2 and 3 of Part B) "Notes to the Balance Sheet".

€ '000

5.1 ITEM 120 "WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	2005
a) writedowns of loans:	1,514
of which: - general writedowns for country risk	*275*
- other general writedowns	-
b) provisions for guarantees and commitments	527
of which: - general provisions for country risk	*422*
- other general provisions	-
Total	**2,041**

Section 6 - Other Profit and Loss Items

€ '000

	2005
30. Dividends and other revenues	2,294,731
65. Gains on investment of retirement reserve and similar obligations	1,094
70. Other operating income	148,626
85. Transfer to provisions of gains on investment of retirement reserve and similar obligations	1,094
110. Other operating expense	17,716
180. Extraordinary income	274,562
190. Extraordinary charges	27,880
220. Income tax for the year	-109,997

€ '000

Item 30 "dividends and other revenues"

	2005
Dividends collected during the year:	
a) on shares, interests and other variable yield securities	48,263
b) on equity investments	84,722
c) on equity investments in Group companies:	61,580
UniCredito Italiano Bank (Ireland) Plc (*)	*60,000*
Tyrerescom Ltd (*)	*1,183*
Bulbank A.D.	*332*
UniCredit Banca d'Impresa S.p.A.	*50*
Zagrebacka Banka d.d.	*15*
Dividends reported on an accrual basis:	
c) on equity investments in Group companies:	2,100,166
UniCredit Banca S.p.A.	*587,784*
UniCredit Banca d'Impresa S.p.A.	*451,870*
UniCredit Banca Mobiliare S.p.A.	*280,281*
Pioneer Global Asset Management S.p.A.	*214,732*
Bayerische Hypo - und Vereinsbank A.G.	*180,003*
Bank Pekao S.A.	*168,938*
UniCredit Private Banking S.p.A.	*71,872*
Bank Austria Creditanstalt A.G.	*64,144*
Bulbank A.D.	*28,860*
Uniriscossioni S.p.A.	*21,320*
UniCredito Gestione Crediti S.p.A.	*15,024*
UniCredito Gestione Crediti S.p.A.	*11,410*
Unibanka A.S.	*3,928*
Total	**2,294,731**

* These are "advance" 2005 dividends already received.

€ '000

Breakdown of item 65 "income from investment of pension funds and similar obligations"	
	2005
Interest income and other net gains	1,094
Total	**1,094**

€ '000

Breakdown of item 85 "allocation of income from investment of pension funds and similar obligations"	
	2005
Allocations to pension funds with segregated assets	1,094
Total	**1,094**

Items 65 and 85 represent net income, as well as the associated allocation, from the investment of segregated assets under Article 2117 of the Italian Civil Code in respect of the following pension funds:

- Company Pension Fund supplementing the general obligatory insurance for the employees of former Cassa di Risparmio di Trento e Rovereto S.p.A. (credit and tax collection departments) – Sections B and C (€765,000);
- Company Pension Fund supplementing INPS benefits of Cassa Risparmio Carpi S.p.A. – Pension Account – Defined-contribution Section (€229,000);

Company Pension Fund supplementing INPS benefits of Cassa Risparmio Carpi S.p.A. – Defined-benefit reserve account re: retired employees (€100,000).

€ '000

6.1 ITEM 70 "OTHER OPERATING INCOME"	
	2005
Premiums received for options	**12,614**
Debits to third parties:	**27,591**
- tax reimbursements	5,315
- deposits and current accounts	21,987
- other	289
Miscellaneous income:	**108,421**
- rentals	452
- reimbursement of expenses for staff seconded to other entities	55,935
- reimbursements of various amounts due in prior periods	11,068
- other	40,966
Total	**148,626**

"Other operating income" includes mainly recoveries from Group Companies for various services.

€ '000

6.2 ITEM 110 "OTHER OPERATING EXPENSE"	
	2005
payments for fixed assets under financial leases	268
adjustments of conditions affecting prior periods	3,355
other costs*	14,093
Total	**17,716**

* of which €4,844 thousand relating to non-tax-deductible withholdings incurred.

€ '000

6.3 ITEM 180 "EXTRAORDINARY INCOME"	
	2005
Profits on sales of:	**242,352**
- property	966
- investment securities	3,396
- equity investments	235,378
- other assets	2,612
Contingent gains and reversal of liabilities:	**32,210**
- surplus arising from tax-consolidation assets	13,299
- surplus arising from allocations to Provisions for taxes and duties for current taxes	4,072
- surplus arising from allocations to "Provision for risks and charges - other provisions" in respect of:	4,871
payroll	*3,398*
revocatory actions and legal proceedings	*417*
other	*1,056*
- positive difference of deferred tax relating to prior years	2,261
- rebates on taxes from foreign branches	938
- other	6,769
Total	**274,562**

€ '000

6.4 ITEM 190 "EXTRAORDINARY CHARGES"	2005
Losses on disposal of:	**1,042**
- property	35
- investment securities	800
- equity investments	29
- other assets	178
Contingent losses and reversal of assets:	**26,838**
- allocations to Provision for risks and charges for personnel costs associated with the business plan 2004-2007 following the business combination with the HVB Group	19,161
- other staff leaving incentives	183
- negative difference for deferred taxation relating to prior years	2,017
- other	5,477
Total	**27,880**

€ '000

6.5 ITEM 220 "INCOME TAXES FOR THE YEAR"	2005
1. Current taxes	**-139,881**
- IRES	-149,000
- taxes on income of separately taxed foreign subsidiaries	5,000
- local taxes related to foreign branches in the countries in which they operate	1,903
- other taxes	2,216
2. Changes in deferred tax assets	**27,975**
3. Changes in deferred taxes	**1,909**
4. Income tax for the year (1+2+3)	**-109,997**

Income tax for the year was a tax credit of €109,997 thousand, the result of a tax loss to be recovered under Italian domestic consolidation rules, partly offset by deferred tax liabilities and other tax.

Section 7 - Other Notes to the Profit and Loss Account

€ '000

7.1 GEOGRAPHICAL DISTRIBUTION OF INCOME	2005
Geographical distribution of income related to items 10, 30, 40, 60 and 70 of the profit and loss account.	
- ITALY	4,596,634
- other EU countries	622,369
- other countries	548,365
Total	**5,767,368**

Note: classified on the basis of areas where our foreign branches are domiciled for trading purposes

Part D) Other Information

(amounts in thousands of €)

Section 1 - Directors and Statutory Auditors

€ '000

1.1 COMPENSATION	2005
a) directors	4,077
b) statutory auditors	422
	4,499

€ '000

COMPENSATION PAID TO THE MEMBERS OF THE BOARD OF DIRECTORS, THE BOARD OF AUDITORS AND GENERAL MANAGERS
(pursuant to article 78 of CONSOB Resolution no. 11971 dated 14 May 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FULL NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPENSATION
DIRECTORS							
Carlo Salvatori	Chairman *	01/01/05 - 31/12/05	2007	1,238	1	-	1
Franco Bellei	Dep. Chairman *	01/01/05 - 31/12/05	2007	278	1	-	250
Eugenio Caponi	Dep. Chairman *	01/01/05 - 02/05/05		78	-	-	18
Gianfranco Gutty	Dep. Chairman *	02/05/05 - 31/12/05	2007	181	-	-	33
Fabrizio Palenzona	Dep. Chairman *	01/01/05 - 31/12/05	2007	256	-	-	7
Alessandro Profumo	Director *	01/01/05 - 31/12/05	2007	369	10	4,200	3,296
Roberto Bertazzoni	Director *	01/01/05 - 31/12/05	2007	124	-	-	79
Vincenzo Calandra Buonaura	Director	01/01/05 - 31/12/05	2007	66	1	-	217
Mario Cattaneo	Director	01/01/05 - 31/12/05	2007	82	1	-	9
Philippe Citerne	Director	01/01/05 - 31/12/05	2007	63	-	-	-
Ambrogio Dalla Rovere	Director	01/01/05 - 31/12/05	2007	51	-	-	-
Giovanni Desiderio	Director	01/01/05 - 31/12/05	2007	64	-	-	136
Guidalberto di Canossa	Director	01/01/05 - 02/05/05		18	-	-	32
Giancarlo Garino	Director	02/05/05 - 31/12/05	2007	47	-	-	17
Francesco Giacomin	Director *	01/01/05 - 31/12/05	2007	125	-	-	-
Piero Gnudi	Director	01/01/05 - 31/12/05	2007	66	1	-	214
Mario Greco	Director *	01/01/05 - 11/04/05		30	-	-	-
Achille Maramotti	Director	01/01/05 - 12/01/05		2	-	-	4
Luigi Maramotti	Director	27/01/05 - 31/12/05	2007	60	-	-	-
Gianfranco Negri-Clementi	Director	01/01/05 - 31/12/05	2007	80	1	-	7
Carlo Pesenti	Director *	01/01/05 - 31/12/05	2007	124	-	-	-
Giovanni Vaccarino	Director	01/01/05 - 31/12/05	2007	76	-	-	-
Paolo Vagnone	Director *	12/04/05 - 31/12/05	2007	104	-	-	-
Anthony Wyand	Director	01/01/05 - 31/12/05	2007	64	-	-	-

* Executive Committee Members

(Compensation paid to the members of the board of directors, the board of auditors and general managers) continued

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FULL NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPENSATION
STATUTORY AUDITORS							
Gian Luigi Francardo	Chairman	01/01/05 - 31/12/05	2006	87	3	-	99
Giorgio Loli	Stat. Auditor	01/01/05 - 31/12/05	2006	65	3	-	15
Aldo Milanese	Stat. Auditor	01/01/05 - 31/12/05	2006	65	3	-	102
Vincenzo Nicastro	Stat. Auditor	01/01/05 - 31/12/05	2006	65	3	-	60
Roberto Timo	Stat. Auditor	01/01/05 - 31/12/05	2006	65	3	-	10

Mario Greco and Paolo Vagnone's compensation was paid to RAS S.p.A.
Carlo Pesenti's compensation was paid to Italmobiliare S.p.A.
The compensation for the duties of Mr Alessandro Profumo as Director of other Group companies in the amount of €306 thousand, was paid directly to UniCredito Italiano S.p.A.
Equity-based instruments were assigned to Mr Alessandro Profumo, as reported in detail in Section 2 - Stock Options, and are not included in Section 1 - Directors and Statutory Auditors.
The above information relates to Directors and Statutory Auditors for the year 2005; on 16 December 2005 the ordinary shareholders' meeting appointed a new Board of Directors for the years 2006-2008.

€ '000

1.2 LOANS GRANTED AND GUARANTEES ISSUED IN THE INTEREST OF:	2005
a) directors	-
b) statutory auditors	-
	-

Section 2 - Stock Options

Stock options allocated to directors and general managers
(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		OPTIONS HELD AT THE START OF THE PERIOD			OPTIONS GRANTED DURING THE PERIOD			OPTIONS EXERCISED DURING THE PERIOD			OPTIONS EXPIRED DURING THE PERIOD	OPTIONS HELD AT THE END OF THE PERIOD		
FULL NAME	POSITION HELD	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE (a)	AVERAGE EXERCISE DATE	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE (a)	AVERAGE EXERCISE DATE	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE	AVERAGE MARKET PRICE WHEN EXERCISED	NUMBER OF OPTIONS	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE (a)	AVERAGE EXERCISE DATE
Alessandro Profumo	Managing Director/CEO	13,700,000	4.503	2011	6,700,000	4.817	2018	-	-	-	-	20,400,000	4.606	2012

Note: (a) Average strike price is weighted according to the number of options.

The following stock was also assigned to Alessandro Profumo:
- 484 ordinary shares (stock granting). Shares granted free of payment during 2005 under the Employee Shareholding Scheme.
- 230,000 ordinary shares (performance shares). Free shares allotted during 2005 under the Medium-/long-term Top Management Incentive Plan on attainment of performance objectives associated with the plan.

Stock options allotted to employees

			2005			
			NUMBER OF STOCK OPTION	AVERAGE STRIKE PRICE (a)	MARKET PRICE (b)	
1.a	Existing UniCredit options as at 1.1.2005	(c)	84,709,670	4.502	4.229	
1.b	Options on UniCredit stock - former option on Rolo Banca stock as at 1.1.2005	(d)	1,227,556	17.382	16.070	(e)
2.	Options granted during the year		43,130,000	4.834	5.398	
3.	UniCredit options exercised during the year		-	-	-	
4.	Options on UniCredit stock - former options on Rolo Banca stock exercised during the year		-	-	-	
5.a	UniCredit options lapsing	(f)	2,086,000	-	-	
5.b	UniCredit options - former options on Rolo Banca stock lapsing	(f)	-	-	-	
6.a	Existing UniCredit options as at 31.12.2005	(c)	125,753,670	4.773	5.861	
7.a	*of which: exercisable as at 31.12.2005*		*69,830,970*	*4.596*	*5.861*	
6.b	Options on UniCredit stock - former options on Rolo Banca stock as at 31.12.2005	(d)	1,227,556	17.382	22.272	(e)
7.b	*of which: exercisable as at 31.12.2005*		*1,227,556*	*17.382*	*22.272*	*(e)*

1,341,480 ordinary shares were granted to the 247 top managers of the Group (performance shares). These shares were freely allotted in 2005 under the Medium-/long-term Top Management Incentive Plan on attainment of performance objectives associated with the plan.

Note: These figures include the options assigned to the Managing Director/CEO Mr Alessandro Profumo as employee.
(a) Strike price is weighted according to the number of options.
(b) The market price related to options granted, exercised and expired in the period is the weighted average price based on the number of shares involved on the various dates. For the balances as at 1.1.2005 and 31.12.2005, the current market price of the stock has been used.
(c) Each stock option represents the right to purchase one UniCredit ordinary share.
(d) Options allotted as an equal replacement of options previously allotted to the management of Rolo Banca 1473 S.p.A. following the absorption of this bank into UniCredito Italiano S.p.A., which was completed on 1 July 2002. In the interest of consistency in the share swap between Rolo Banca 1473 and UniCredito Italiano established in relation to this merger, each UniCredit - former Rolo Banca - option gives the holder the right to 3.80 ordinary shares in UniCredito Italiano.
(e) In accordance with note d), the price is determined on the basis of the market price of UniCredit shares multiplied by the share swap ratio of 3.80.
(f) Pursuant to the Regulations, stock options automatically lapse in the event of dismissal for just cause or good reason and in case of voluntary resignation of the employee without pension rights, save as otherwise provided by the Board of Directors.

Free allotment of shares to all employees

	2005
Number of recipients	35,478 (a)
Number of shares allotted	16,984,286 (b)
Percentage of capital stock	0.163

Note: The above figures include the shares assigned to the Managing Director/CEO, Mr Alessandro Profumo, as an employee.

a) Including 1,352 for the staff of UniCredito Italiano S.p.A. and 34,126 for the staff of Group banks and companies.
b) Including 645,777 for the staff of UniCredito Italiano S.p.A. and 16,338,509 for the staff of Group banks and companies.

FREE ALLOTMENT OF SHARES TO MIDDLE MANAGERS	
	2005
Number of recipients	-
Number of shares allotted	-
Percentage of capital stock	-

Note: The plan for allotment of UniCredit restricted ordinary shares ("restricted shares") free of payment to Middle Managers was approved by UniCredit's Board of Directors at the end of 2005 and actually implemented in January 2006, and involved 2,085 employees for a total number of 2,946,000 shares or 0.028% of share capital.

Section 3 - Cash-flow Statement

€ '000

CASH-FLOW STATEMENT	
	2005
SOURCES	
Funds generated from operations:	
Net profit for the year	2,256,686
Writedowns (write-backs) of loans	-5,910
Allocation to provision for employee severance pay	9,558
Allocation to provision for retirement payments and similar obligations	32,226
Allocation to provision for risk and charges - other	31,378
Income tax and deferred tax	-114,313
Writedowns (write-backs) of intangible and tangible assets	33,965
Writedowns (write-backs) of financial investments	21,283
Total funds generated from operations	**2,264,873**
Increase in capital and reserves:	
Capital	22
Reserves	59
Total increase in capital and reserves	**81**
Other funds collected:	
Subordinated debt	515,088
Deposits from banks	9,096,546
Deposits from customers	-1,525,620
Securities in issue	9,314,190
Accrued liabilities and deferred income	536,604
Other liabilities	-846,253
Other changes to reserves	237,220
Total changes in other Sources	**17,327,775**
Total Sources	**19,592,729**

Cash-flow statement continued € '000

CASH-FLOW STATEMENT	2005
USES	
Dividends distributed	1,281,791
Uses of allocations to provisions for taxes and duties, employee severance pay, risks and charges	212,813
Cash and deposits with central banks	4,291
Loans to banks	5,381,359
Loans to customers	412,293
Securities	9,605,313
Equity investments	1,356,390
Intangible and tangible assets	24,501
Accrued income and pre-paid expenses	237,909
Other assets	1,076,069
Total Uses	**19,592,729**

Section 4 - Holding Company or EU Controlling Bank

Not applicable to UniCredito Italiano Spa, the Holding Company, which prepares consolidated accounts.

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI


transparency
прозрачность
trasparenza
zaufanie
libertà
Freiheit
freedom
reciprocity
Respekt
rispetto
respect

ANNEXES

Comparative tables of the Balance Sheet as at 31 December 2005 and as at 31 December 2004

(amounts in €)

Asset items	31.12.2005		31.12.2004	
10. Cash and deposits with central banks and post offices		**€46,226,983**		**€41,935,808**
20. Treasury notes and similar securities eligible for refinancing at central banks		**373,800,975**		**685,267,161**
30. Loans to banks:		**68,346,405,167**		**62,964,051,850**
a) on demand	17,277,879,572		14,888,161,262	
b) other	51,068,525,595		48,075,890,588	
40. Loans to customers:				
of which:		**12,091,389,859**		**11,674,180,775**
- loans with deposits in administration	-		-	
50. Bonds and other debt securities:		**29,545,947,479**		**19,545,587,642**
a) of government issuers	2,244,842,561		1,642,527,109	
b) of banks	25,664,958,311		15,958,599,611	
of which:				
- own securities	-		*10,585*	
c) of financial institutions	1,433,087,632		1,362,924,474	
of which:				
- own securities	-		-	
d) of other issuers	203,058,975		581,536,448	
60. Shares, interests and other variable yield securities		**412,483,548**		**501,479,020**
70. Equity investments		**3,635,846,364**		**3,106,891,121**
80. Equity investments in Group companies		**28,990,433,396**		**11,653,599,579**
90. Intangible fixed assets:		**11,869,045**		**19,708,799**
of which:				
- start-up costs	-		-	
- goodwill	-		-	
100. Tangible fixed assets		**14,760,447**		**16,383,767**
120. Treasury shares and interests *(face value 43,500,000)*		**358,415,712**		**358,415,712**
130. Other assets		**6,146,527,949**		**4,950,112,780**
140. Accrued income and pre-paid expenses		**1,243,247,184**		**1,005,337,720**
a) accrued income	868,648,441		666,098,846	
b) pre-paid expenses	374,598,743		339,238,874	
of which:				
- issue discount on securities	*31,950,376*		*26,798,815*	
Total assets		**€151,217,354,108**		**€116,522,951,734**

Liabilities and Shareholders' equity		31.12.2005		31.12.2004
10. Due to banks:		**€52,405,727,531**		**€43,309,181,975**
a) on demand	13,317,610,372		13,632,035,191	
b) on term or with notice	39,088,117,159		29,677,146,784	
20. Due to customers:		**5,607,153,146**		**7,132,773,231**
a) on demand	2,331,254,167		1,773,720,297	
b) on term or with notice	3,275,898,979		5,359,052,934	
30. Securities in issue:		**49,382,268,662**		**40,068,078,818**
a) bonds	23,562,262,919		15,146,032,556	
b) certificates of deposit	23,604,046,562		23,933,121,020	
c) other securities	2,215,959,181		988,925,242	
50. Other liabilities		**3,622,893,401**		**4,469,147,295**
60. Accrued liabilities and deferred income		**1,454,077,712**		**917,474,422**
a) accrued liabilities	981,716,281		662,194,623	
b) deferred income	472,361,431		255,279,799	
70. Provision for employee severance pay		**45,481,872**		**42,305,546**
80. Provision for risks and charges		**1,063,587,284**		**953,784,443**
a) pension funds and similar obligations	482,597,548		421,268,024	
b) provision for taxes and duties	90,402,290		100,078,883	
c) other provisions	490,587,446		432,437,536	
110. Subordinated debt		**7,739,731,429**		**7,224,643,271**
120. Capital		**5,195,277,353**		**3,168,354,642**
130. Share premium reserve		**16,816,170,363**		**2,308,638,896**
140. Reserves:		**5,351,279,101**		**4,901,092,416**
a) legal reserves	633,805,076		631,633,615	
b) reserve for own shares or interests	358,415,712		358,415,712	
c) statutory reserves	2,048,904,924		1,593,410,640	
d) other reserves	2,310,153,389		2,317,632,449	
150. Revaluation reserves		**277,020,029**		**277,020,029**
170. Net profit (loss) for the year		**2,256,686,225**		**1,750,456,750**
Total liabilities and shareholders' equity		**€151,217,354,108**		**€116,522,951,734**

Guarantees and commitments				
10. Guarantees issued		**€26,521,031,599**		**€21,574,772,031**
of which:				
- acceptances	*1,622,339*		*6,938,035*	
- other guarantees	*26,519,409,260*		*21,567,833,996*	
20. Commitments		**€8,685,525,796**		**€7,325,573,297**
of which:				
- for sales with repurchase obligations	-		-	

Comparative Profit and Loss Accounts as at 31 December 2005 and as at 31 December 2004

(amounts in €)

		2005		2004
10. Interest income and similar revenue		€3,152,406,106		€1,966,224,067
of which:				
- on loans to customers	*400,533,727*		*307,666,363*	
- on debt securities	*1,170,339,737*		*567,788,999*	
20. Interest expense and similar charges		3,188,545,357		2,137,165,125
of which:				
- on amounts due to customers	*188,092,315*		*157,650,320*	
- on securities in issue	*1,489,697,938*		*669,248,064*	
30. Dividends and other revenue		2,294,731,092		1,944,547,720
a) on shares, interests and other variable yield securities	48,262,723		149,767,408	
b) on equity investments	84,722,066		61,349,082	
c) on equity investments in Group companies	2,161,746,303		1,733,431,230	
40. Commission income		188,848,710		120,760,284
50. Commission expense		37,864,454		36,920,402
60. Gains (Losses) from financial transactions		(17,243,848)		24,425,911
65. Income from investment of pension funds and similar obligations		1,094,424		-
70. Other operating income		148,625,641		124,962,831
80. Administrative expense		561,265,512		432,377,797
a) payroll	301,768,890		223,548,989	
of which:				
- wages and salaries	*192,052,035*		*144,071,456*	
- social security contributions	*48,121,912*		*37,500,824*	
- severance pay	*11,683,516*		*8,968,957*	
- pensions and similar benefits	*41,899,296*		*26,231,907*	
b) other administrative expense	259,496,622		208,828,808	
85. Allocation of income from investment of pension funds and similar obligations		1,094,424		-
90. Writedowns of intangible and tangible fixed assets		33,964,690		18,023,073
100. Provisions for risks and charges		16,956,720		83,360,602
110. Other operating expense		17,716,052		23,165,912
120. Writedowns of loans and provisions for guarantees and commitments		2,040,971		9,807,967
130. Write-backs of loans and provisions for guarantees and commitments		12,276,402		9,740,446
150. Writedowns of financial investments		48,764,703		78,311,917
160. Write-backs of financial investments		27,482,218		7,333,217
170. Profit (loss) before extraordinary items and income tax		**1,900,007,862**		**1,378,861,681**
180. Extraordinary income		274,561,435		147,374,465
190. Extraordinary charges		27,880,037		26,325,140
200. Extraordinary income (charges) - net		**246,681,398**		**121,049,325**
210. Change in fund for general banking risks		-		-116,884,808
220. Income tax for the year		-109,996,965		-133,660,936
230. Net profit (loss) for the year		**€2,256,686,225**		**€1,750,456,750**

Share Exchange Surplus and Cancellation Deficit arising out of the F2 Transaction

€ '000

COMPANY	CARRYING VALUE OPENING AMOUNT	CAPITAL INCREASE	TOTAL	SHARE-HOLDERS' EQUITY	SHARE EXCHANGE SURPLUS	DIFFERENCE FROM CANCELLATION
Banca dell'Umbria 1462 S.p.A.	679,982	21	680,003	283,129	-55	396,929
Cassa Risparmio Carpi S.p.A.	290,300	1	290,301	135,117	-4	155,188
Total	**970,282**	**22**	**970,304**	**418,246**	**-59**	**552,117**

€ '000

	GOODWILL	PROPERTY VALUATION
UniCredit Banca S.p.A	413,260	
UniCredit Banca d'Impresa S.p.A.	79,050	
UniCredit Private Banking S.p.A.	14,390	
UniCredit Real Estate S.p.A. *		30,636
	506,700	**30,636**
Total deficit		**537,336**
Deficit attributed to the Profit and Loss Account of UniCredito Italiano S.p.A.		14,781
Total cancellation deficit		**552,117**

* The amount of € 30,636 thousand equals the revaluation of property transferred to UniCredit Real Estate S.p.A. (€ 47,137 thousand) net of deferred tax (€ 16,501 thousand).

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(amounts in €)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension Fund for the employees of Cassa di Risparmio di Trieste Collections Division"	109	-	Defined benefit		Payable by the company: 5.25% Payable by the employee: 1.35% - 3% depending on category
Opening balance at 31.12.04				**6,520,829**	
Benefits paid in the year				500,408	
Provisions for the year				503,100	
Balance as at 31.12.05				**6,523,521**	
Mathematical reserves				***6,523,000***	
"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino in liquidation"	4	-			
Opening balance at 31.12.04				**2,131,084**	
Benefits paid in the year				9,909	
Balance as at 31.12.05				**2,121,175**	
Mathematical reserves				***241,000***	
"Supplementary Pension Fund for the collection management staff of Cassa di Risparmio di Torino"	184	-	Defined benefit		Payable by the company on the basis of the technical accounts
Opening balance as at 31.12.04				**13,037,299**	
Benefits paid in the year				1,675,149	
Provisions for the year				2,880,400	
Balance as at 31.12.05				**14,242,550**	
Mathematical reserves				***14,242,000***	
"Complementary Company Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Pension Fund for employees of the agencies of the Tax Collections Service, and for the employees of the tax collection agency of the Cassa di Risparmio di Trento e Rovereto Spa" Section A including "Company Pension Fund for the employees of the former Credito Fondiario Trento Spa"	482	-	Defined benefit		Payable by the company on the basis of the technical accounts + average monthly Euribor rate on equity
Opening balance as at 31.12.04				**50,350,000**	
Benefits paid in the year				5,006,901	
Other decreases				9,994	
Provisions for the year				1,465,000	
Other increases				17,035	
Balance as at 31.12.04				**46,815,140**	
Mathematical reserves				***46,825,000***	

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Contract for Pensions and Social Security for Staff belonging to the Management/Senior Management, Officers, Managers, Employees, Subordinate employee and Auxiliary staff categories of Cariverona Banca Spa"	1.069	6	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**90,863,376**	
Benefits paid in the year				9,240,314	
Provisions for the year				14,365,500	
Balance as at 31.12.05				**95,988,562**	
Mathematical reserves				***95,988,000***	
"Supplementary pension fund of the obligatory insurance, invalidity, widows and survivors insurance managed by the INPS of the Cassa di Risparmio di Ancona" (absorbed on 1/10/89 by Cariverona Banca Spa)	49	1	Defined benefit		Payable by the Company 10% + technical accounts
Opening balance as at 31.12.04				**4,585,565**	
Benefits paid in the year				487,592	
Provisions for the year				1,246,700	
Other increases				4,207	
Balance as at 31.12.05				**5,348,880**	
Mathematical reserves				***5,348,000***	
"Pension fund for employees, clerks and auxiliary workers of Banca Cuneese Lamberti Meinardi & C. - Cuneo" (absorbed on 1/8/92 by Cariverona Banca Spa)	29	6	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**4,418,604**	Payable by employees: 1%
Benefits paid in the year				279,237	
Provisions for the year				739,300	
Other increases				2,390	
Balance as at 31.12.05				**4,881,057**	
Mathematical reserves				***4,881,000***	
"Pension fund for the employees of the former Credito Fondiario delle Venezie Spa"	9	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**1,509,708**	
Benefits paid in the year				102,375	
Provisions for the year				153,700	
Balance as at 31.12.05				**1,561,033**	
Mathematical reserves				***1,561,000***	

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Agreement for the regulation of the Pension benefis of the employees of the Istituto Federale delle Casse di Risparmio delle Venezie Spa"	65	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**5,723,227**	
Benefits paid in the year				568,568	
Provisions for the year				838,600	
Balance as at 31.12.05				**5,993,259**	
Mathematical reserves				***5,993,000***	
"Internal Company Fund (FIA) of the former Credito Romagnolo" + CIP former Banca del Friuli	1,305	-	Defined benefit		Payable by the Company: 2.5% - 6% + 2.5% of assets Payable by employees: 2% - 6%
Opening balance as at 31.12.04				**169,368,319**	
Benefits paid in the year				10,514,127	
Provisions for the year				4,109,000	
Balance as at 31.12.05				**162,963,192**	
Mathematical reserves				***123,573,000***	
"Supplementary Pension Fund for the employees of the former Carimonte Banca Spa"	179	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**16,632,953**	
Benefits paid in the year				1,325,637	
Provisions for the year				1,157,380	
Balance as at 31.12.05				**16,464,696**	
Mathematical reserves				***14,877,000***	
"Fund for the employees of Magazzini Generali"	3	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**131,000**	
Benefits paid in the year				11,518	
Provisions for the year				16,600	
Balance as at 31.12.05				**136,082**	
Riserve matematiche				***136,000***	
"Supplementary retirement benefits in favour of the members of the General Management of Credito Italiano who retired between 1 January 1963 and 30 September 1989 attributed to UniCredito Italiano"	20	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04				**14,186,506**	
Benefits paid in the year				1,714,038	
Provisions for the year				1,405,000	
Other increases				544	
Balance as at 31.12.05				**13,878,012**	
Mathematical reserves				***13,878,000***	

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund supplementing INPS benefits. Additional-benefit reserve accounts for employees of former Banca dell'Umbria 1462 S.p.A.".	146	-	Defined benefit		Payable by the Company: mathematical reserve coverage Payable by employees: 1.500%
Opening balance as at 31.12.04 [1]				**16,029,327**	
Benefits paid in the year				1,189,553	
Provisions for the year				74,958	
Other increases				3,182,776	
Balance as at 31.12.05				**18,097,508**	
Mathematical reserves				***12,909,000***	
"Company Pension Fund supplementing INPS benefits. Defined-contribution account of former Banca dell'Umbria 1462 S.p.A."	-	684	Defined benefit		Employees ante:* - payable by employees min.0.25% with the option of contributing also with the sever. pay - payable by the Company: 2% - 6.28% Employees post:* - payable by employees: min. 0.25% + severance pay - payable by the Company: 2%
Opening balance as at 31.12.04 [1]				**31,534,931**	
Capital paid in the year				2,658,340	
Replacement tax				78,381	
Other decreases				21,758	
Provisions for the year				1,370,085	
Other increases				1,811,752	
Balance as at 31.12.05				**31,958,289**	
"Company Pension Fund supplementing INPS benefits. Cost-of-living allowance Account of former Banca dell'Umbria 1462 S.p.A."	-	-	Defined benefit		
Opening balance as at 31.12.04 [1]				**201,705**	
Provisions for the year				4,502	
Balance as at 31.12.05				**206,207**	

1 amounts deriving from the absorption of Banca dell'Umbria S.p.A.
* ante and post employees: those who joined the complementary Pension fund before and after 28.4.1993, when Legislative Decree 124/93 came into force.

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement of the "Complementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Pension Fund for the employees of the tax collection agencies of the Tax Collection Service and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Sections B e C	-	716	Defined contribution - individual capitalisation		Payable by the Company for employees ante*: min. 2% max 14.35% for employees post*: min. 2% - max 2.35% + empl. sever. pay + average monthly Euribor rate on equity Payable by employees: by employees ante 0.50% by employees post 2%
Opening balance as at 31.12.04				**41,809,554**	
Decreases:				***4,683,554***	
Capital paid out in the year				4,305,621	
Other changes: - transfer to other pension funds				214,040	
- payment of insurance policy covering death and invalidity risk				163,893	
Increases:				***4,330,997***	
Performance of liquid assets net of operating costs and replacement tax				764,815	
Other changes: - contributions paid by employees and the Company [1]				113,434	
- contributions paid by other Group Companies [1]				3,438,603	
- other				14,145	
Balance as at 31.12.05				**41,456,997**	

1 includes employee severance pay and costs in respect of death and invalidity risk cover

FUND ASSETS		
Liquid assets	41,543,285	
Items to be settled	-86,288	
Total assets	**41,456,997**	

* ante and post employees: those who joined the complementary Pension fund before and after 28.4.1993, when Legislative Decree 124/93 came into force

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund supplementing INPS benefits Cassa di Risparmio Carpi S.p.A. Pension account" Statement	-	303	Defined contribution - individual capitalization		Contribution rate employees ante*: from 0% in steps of 0.5% + employee severance pay, up to 2.325% (voluntary) Company contribution rate: - seniority in the Fund 31.12.96 (under 10 years: 3.5%, from 11 to 20 years: 4%, from 21 to 25: 5%, from 26 to 30: 6%, from 31 to 35 years: 6.5%, over 35 years: 1.5%) - rates according to age as at 31.12.96: under 30: 1, from 31 to 35: 1.1, from 36 to 40: 1.2, from 41 to 45: 1.25, from 46 to 50: 1.3 Contribution rate employees post*: - from 0% to 2% in steps of 0.5% + empl. severance pay Company contribution rate: 2%
Opening balance as at 31.12.04 [1]				**9,300,294**	
Decreases:				***685,762***	
Capital paid out in the year				662,369	
Capital to be settled				22,349	
Other changes:					
- change in replacement tax for previous year				1,044	
Increases:				***1,259,856***	
Performance of securities and liquid assets net of operating costs and replacement tax				228,993	
Other changes: - contributions paid by employees and the Company and contributions paid by other Group Companies [2]				1,018,512	
- other				12,351	
Balance as at 31.12.05				**9,874,388**	

1 amount deriving from the absorption of Cassa di Risparmio di Carpi S.p.A.
2 includes employee severance pay

FUND ASSETS	
Securities including accruals	9,668,646
Liquid assets net of items to be settled	205,742
Total assets	**9,874,388**

* ante and post employees: those who joined the complementary Pension fund before and after 28.4.1993, when Legislative Decree 124/93 came into force

(Statement of changes in Internal Pension Funds continued)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2005	EMPLOYEES IN SERVICE AS AT 31.12.2005	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement of "Company Pension Fund supplementing INPS benefits Cassa di Risparmio di Carpi S.p.A. Defined-benefit reserve account re: retired employees	69	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.04 [1]				**3,992,368**	
Decreases:				***530,897***	
Benefits paid in the year				530,897	
Increases:				***625,529***	
Performance of securities and liquid assets net of operating costs and replacement tax				100,616	
Provision for adjustment to the mathematical reserve				524,913	
Balance as at 31.12.05				**4,087,000**	
Mathematical reserves:				***4,087,000***	
- of which: Reserve account re: retired employees				*4,034,000*	
- of which: cost-of-living allowance account				*53,000*	

1 amount deriving from absorption of Cassa di Risparmio di Carpi S.p.A.

FUND ASSETS		
Securities including accruals	3,546,266	
Liquid assets net of items to be settled	540,734	
Total assets	**4,087,000**	

UniCredito Italiano pension funds, which are not managed as separate, autonomous legal entities, increased following the absorption of Cassa di Risparmio di Carpi S.p.A. and Banca dell'Umbria 1462 S.p.A. into the Holding Company.

Pension funds of the absorbed banks include defined-benefit sections, which are reserved for retired employees, and defined-contribution sections with individual capitalisation for active staff. Defined-contribution internal pension funds with individual capitalisation are listed below:

- Company Pension Fund supplementing the general obligatory insurance for employees of former Cassa di Risparmio di Trento e Rovereto Spa (credit and tax-collection) Sections B and C;
- Company Pension Fund supplementing INPS benefits of Cassa di Risparmio di Carpi Spa – defined-contribution section
- Company Pension Fund supplementing INPS benefits of former Banca dell'Umbria 1462 Spa – Sections B and C.

The above fund sections have segregated assets pursuant to Art. 2117 of the Italian Civil Code. Assets of the former Cassa di Risparmio di Carpi fund, including the defined-benefit section, are managed by Pioneer Investment Management SGRpa.

In respect of the former Caritro fund, the segregation of fund assets invested in liquid instruments was completed. UniCredit's Board of Directors resolved to invest Sections B and C of the former Banca dell'Umbria fund in liquid assets.

At the end of 2005, technical actuarial accounts of defined-benefit sections were based on common technical references. The discount rate applied is 4.25% and RG48 mortality tables are used.

Actuarial figures show adequate assets to meet commitments provided by the Regulations of the various Funds. The majority of defined-benefit internal funds have ended the accumulation phase and are now almost exclusively paying out pension benefits, there being only a few active employees still joining this kind of pension fund.

Information on Reserves

(amounts in €)

DESCRIPTION OF RESERVES	RESERVES WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDERS' INCOME	RESERVES WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES	TOTAL
Share premium reserve	**16,794,944,517**	**-**	**21,225,846**	**16,816,170,363**
Legal reserve	**-**	**-**	**633,805,076**	**633,805,076**
Reserve for own shares	**358,415,712**	**-**	**-**	**358,415,712**
Statutory Reserves	**-**	**-**	**2,048,904,924**	**2,048,904,924**
Reserve pursuant to art. 55 Presidential Decree 597/73	-	59,490	-	59,490
Reserve pursuant to Law 516/82	-	1,624,498	-	1,624,498
Transfer Reserve pursuant to Law 218/90	-	205,633,008	56,710,666	262,343,674
Reserve pursuant to art. 7, paragr. 3, Law 218/90	-	214,746,671	-	214,746,671
Reserve pursuant to art.19, Leg. Decree 87/92	-	15,942	-	15,942
Reserve pursuant to art. 13, paragr. 6, Leg. Decree 124/93	-	732,988	-	732,988
Reserve pursuant to Leg. Decree 153/99	-	-	662,123,387	662,123,387
Share exchange reserve for former FONSPA shares	-	-	53,879,366	53,879,366
Reserve for spin-off differences of the former FONSPA	-	-	4,972,244	4,972,244
Share exchange surplus for merger by incorporation of federated banks and Credit Carimonte S.p.A. (S3 Reorganisation)	-	-	408,888,542	408,888,542
Share exchange surplus for merger by incorporation of OnBanca S.p.A.	-	-	48,383,134	48,383,134
Share exchange surplus for merger by incorporation of Banca dell'Umbria 1462 S.p.A.	-	54,360	-	54,360
Share exchange surplus for merger by incorporation of Cassa di Risparmio di Carpi S.p.A.	-	4,063	-	4,063
Reserve associated with the medium-term bonus programme for Group staff	-	-	10,740,742	10,740,742
Reserve for acquisition of own shares	641,584,288	-	-	641,584,288
Other reserves	**641,584,288**	**422,871,020**	**1,245,698,081**	**2,310,153,389**
Monetary equalisation reseve pursuant to Law 576/75	-	4,087,494	-	4,087,494
Monetary revaluation reserve, Law 72/83	-	84,657,918	-	84,657,918
Asset revaluation reserve, Law 408/90	-	28,965,054	-	28,965,054

(Information on Reserves continued)

DESCRIPTION OF RESERVES	RESERVES WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDERS' INCOME	RESERVES WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES	TOTAL
Property revaluation reserve, Law 413/91	-	159,309,563	-	159,309,563
Revaluation reserves	**-**	**277,020,029**	**-**	**277,020,029**
TOTAL	**17,794,944,517**	**699,891,049**	**3,949,633,927**	**22,444,469,493**
Pursuant to Article 109, paragraph 4, letter b) TUIR 917/86, a "distribution restriction" exists on the reserves and funds of € 81,790,162 relating to the provisions charged against tax for loan loss provisions, net of the associated deferred tax liabilities reported.				
Reserves allocated to capital				
Statutory Reserves	-	-	927,792,204	927,792,204
Share exchange reserve for former B.P.Rieti	-	-	5,377,866	5,377,866
Share exchange reserve for former Banca dell'Umbria 1462 S.p.A.	-	21,120	-	21,120
Share exchange reserve for Cassa di Risparmio di Carpi S.p.A.	-	1,370	-	1,370
Retained earnings transferred following UniCredito S.p.A. spin-off	-	-	6,045,804	6,045,804
Reserve associated with the medium-term incentive plan for Group staff	-	-	48,497,410	48,497,410
Taxed reserve pursuant to Law 833/73	-	-	43,742,293	43,742,293
Reserve pursuant to art. 55 Presidential Decree 917/86	-	2,354,011	-	2,354,011
Transfer reserve pursuant to Law 218/90	-	3,549,607	-	3,549,607
Reserve pursuant to art. 7, paragraph 3, Law 218/90	-	15,730,200	-	15,730,200
Reserve pursuant to Leg. Decree 153/99	-	12,029,434	-	12,029,434
Monetary equalisation reserve, Law 576/75	-	18,080,943	-	18,080,943
Monetary revaluation reserve, Law 72/83	-	130,471,883	-	130,471,883
Asset revaluation reserve, Law 408/90	-	53,304,684	-	53,304,684
Property revaluation reserve Law 413/91	-	263,596,574	-	263,596,574
TOTAL	**-**	**499,139,826**	**1,031,455,577**	**1,530,595,403**

List of Properties

(Article 10, Law 72/83)

(amounts in €)

ADDRESS		PURCHASE PRICE AND ADDITIONS	REVALUATIONS LAW 408/90 LAW 413/91	GROSS CARRYNG VALUE	DEPRECIATION	CARRYNG VALUE AS AT 31.12.2005
Verona	Palchi Teatro Filarmonico Via Mutilati,4	17,302	-	17,302	-	17,302
Various locations	Various rural properties	..	5,337	5,337	-	5,337
		17,302	**5,337**	**22,639**	**-**	**22,639**
(Leaseholds) London	Bourne Street - London S.W.1	437,764	-	437,764	137,048	300,716
		437,764	**-**	**437,764**	**137,048**	**300,716**
Total		**455,066**	**5,337**	**460,403**	**137,048**	**323,355**
			(*)			
** of which:*	*Revaluation Law 408/90*		*1,139*			
	Revaluation Law 413/91		*4,198*			



REPORTS AND RESOLUTIONS

Report of the Board of Auditors

Pursuant to Section 153 of Legislative Decree # 58 dated 24 February 1998

To the Shareholders:
In 2005 we monitored compliance with the law and the instrument of incorporation, observance of the principles of correct administration, the adequacy of relevant aspects of the organisational structure and internal control and administrative/accounting systems and the reliability of the latter in correct representation of business operations, the means of concrete implementation of the rules of corporate governance laid down under codes of conduct drawn up by companies managing regulated markets or trade associations, to which the Company has publicly declared adherence, and the adequacy of instructions issued by the Company to its subsidiaries concerning the disclosure of information to the public, as laid down under Section 149 of Legislative Decree # 58 dated 24 February 1998.

We attended meetings of the Board of Directors and Executive Committee (16 and 12 meetings respectively) and obtained information from the Directors concerning business activities and key economic and financial operations engaged in by the Company and its subsidiaries, verifying that any measures resolved upon and implemented were in accordance with the law and articles of association and were not manifestly imprudent, reckless or evidence of a potential conflict of interest.

We did not discover any transactions that could be considered atypical and/or unusual including intra-group transactions and transactions with related parties.
Numerous ordinary intra-company transactions and transactions with related parties were completed in the course of the past year, on which you were informed in the Directors' report in line with current CONSOB regulatory requirements.

Under Article 23 of the articles of association, the auditors were provided with information on these transactions with a view to preparing a description and representation of their essential configuration.

The transactions were executed in the Company's interest, at arm's length and subject to the recovery of costs incurred for a Group interest.

° ° °

We fulfilled our mandate through direct observation and inspections and meetings with the managers of the various functions, acquiring information, data and operating plans. We held periodic discussions with representatives of the auditing firm KPMG Spa, who, under the terms of Section 155 of Legislative Decree 58/1998, hold the mandate for the accounting audit of the financial statements of UniCredito Italiano, the consolidated financial statements of the UniCredito Italiano Group and a limited accounting audit on the half-yearly report, and are also responsible for verifying the proper keeping of company accounts and the correct recording of business operations in the accounts, with a view to the reciprocal exchange of key information.

2005 saw the continuing evolution of the Group's operational model, in the context of which, in particular, an Organisation and Quality Area was created within the Parent Company with the remit of overseeing the processes of the Group and the Parent Company, monitoring the quality of customer service and the pursuit of operational excellence. The activities of the Administrative and Control Processes department in 2005 related primarily to projects known as Basel II - Operational Risk, Adoption of IFRS and Invoice Payment. Planning interventions were implemented with a view to formulation of procedures for Claims, Management of Group Subjects and International Terrorism and decision-making protocols were prepared for the Parent Company's organisational model in line with the provisions of Legislative Decree 231/2001 which requires compliance in relation to administrative responsibility, the implementation of which is subject to the scrutiny of the 231 Compliance Control Committee, which reports annually to the Board of Directors and the Board of Auditors.

The year 2005 was characterised by aggregation with the Bayerische Hypo- und Vereinsbank AG Group ("HVB", including Bank Austria Creditanstalt AG) and completion of the F2 project, which involved the absorption by UniCredito Italiano of Banca dell'Umbria 1462 and Cassa di Risparmio di Carpi and the subsequent split-off and contribution of the relevant businesses to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

The scale and complexity of these transactions involved all corporate structures in the necessary integration: for general information, the reader is referred to the annual report prepared by the Board of Directors on the system of corporate governance and adherence to the Code of Self-Discipline for listed companies. The rules of corporate governance adopted were carefully followed and assimilated adequately the expansion of the Group's scope of consolidation.

The Parent Company's audit structure as at 31 December 2005 comprised a workforce, unaltered since 2004, of 45 units together with 3 internal auditors at foreign branches and 6 members of staff seconded to the internal audit departments of the Group's leading banks in New Europe.

In 2005 the Group's audit department carried out considerably more audits than the 80 undertaken in 2004: the total number was 110 - 23 of which were general, 36 specific, 1 fact-finding and 50 follow-up - against a plan figure of 72.
The Board reports that, as in 2004, further steady improvement in overall risk protection emerged from the direct audit evaluation completed in 2005.

The integration with the HVB Group and the resulting new organisational structure of the Parent Company, resolved upon by the Board of Directors on 18 November 2005, necessitated an expanded Department, now known as the Internal Audit Department, designed to enhance functionality and achieve effective and efficient performance of the relevant activities over the Group's broader scope of consolidation, inter alia by steadily increasing staff numbers, the completion of which, still in progress, is essentially based on the following principles:
-separation of audits of the Parent Company from those of the Group, allocated respectively to a new Holding Internal Audit Unit and the Group Internal Audit Monitoring and On-site Audits Area;
-a dedicated system for monitoring the process of integration of the new Group through the formation of an Audit Integration, Quality and Control Area, whose aim is to analyse the various existing approaches and identify best practice to be commonly adopted.
In 2005, UniCredit Audit acquired new mandates from companies in the Group, for carrying out level-3 controls.

° ° °

The Board's supervisory activities were also manifested in 17 inspections on a joint basis (including those conducted on foreign branches) and no significant facts emerged requiring reporting to the controlling bodies.

° ° °

During the period, no complaints were filed with the Board of Auditors pursuant to Article 2408 of the Civil Code. Two claims, of negligible scale, were however filed with the Board concerning banks in the Group, to whom the claims were forwarded as appropriate after involving the appropriate Group functions.

° ° °

In terms of mandates undertaken by the auditing firm, the following additional mandates were awarded:
- auditing of the Social and Environmental Report of the UniCredit Group, in consideration of fees amounting to €49,050;
- in relation to the new equity issue excluding option rights under the terms of Article 2441, subsection 4 of the Civil Code, for a maximum of 4,687,285,862 shares, to be offered for subscription to applicants for the public offers of exchange promoted by UniCredito Italiano and relating to the totality of shares in Bayerische Hypo- und Vereinsbank AG, Bank Austria Creditanstalt AG and Bank BPH SA, the following mandates:
  - a report on the issue price for shares to be issued excluding option rights under the terms of Sections 158, subsection 1 of the Legislative Decree dated 24 February 1998 and 2441 of the Civil Code;
  - a report on analysis of the consolidated financial statement and pro forma consolidated profit and loss account for the UniCredito Italiano Group for the periods ending 31 December 2004 and 30 June 2005;
  - issue of a report of analysis of projected data.

In relation to the above-mentioned mandates relating to the transaction in question, the sums billed totalled €4,000,000. The Board was not asked to provide a prior opinion in this instance, given that the Bank did not consider there was any obligation to do so, since the performance of these mandates is a compulsory legal requirement by primary and regulatory legislation on the accounting firm commissioned;

- auditing of the IFRS reconciliation statements and illustration of the effects of transition to International Financial Reporting Standards (IFRS), as required under Consob regulations, in consideration of fees amounting to €179,850.
- performance of the following mandates, conferred in 2004:
  - issue of a comfort letter for a bond issue on the US market in consideration of fees amounting to €95,000;
  - issue of comfort letters for bond issues on the European market in consideration of fees amounting to €465,000;
  - checking of the English version of the consolidated half yearly report as at 30 June 2005, for fees amounting to €5,500;
  - checking of the English version of the Company and Consolidated Accounts as at 31 December 2004, for fees amounting to €7,000.

No mandates appear to have been vested in operational entities present in Italy and belonging to the KPMG international network.

In respect of mandates vested in persons linked to the auditing firm and not operating in Italy, the Board ascertained that, in the course of 2005, KPMG Audyt Sp. Zo.o. was vested with the mandate of translation into Polish of parts of the document relating to the quotation of UniCredit shares on the Frankfurt stock exchange, for a total fee of €49,000. Once again, no prior opinion was requested of the Board for this mandate.

° ° °

The Board has issued the requisite opinions under the terms of Article 2389 of the Civil Code in relation to fees payable to Directors fulfilling particular functions.

° ° °

In line with instructions for the regulation of markets issued by Borsa Italiana [Italian stock exchange], you will be provided with an annual report on the corporate governance system and compliance with the Code of Self-Discipline for listed companies.

° ° °

The auditing firm has informed us that it will express a positive opinion on the financial statement for the year and consolidated financial statement. The Board has ascertained that the financial statements have been drawn up in accordance with regulatory provisions and has ascertained that the information provided by the Board of Directors in their reports is comprehensive, sufficient and in line with data provided in the financial statements. The Board does not consider the appropriation of the operating profit proposed by the Board of Directors to be in conflict with regulatory or statutory provisions.

11 April 2006

THE AUDITORS
GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO

Report of the External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the financial statements of certain subsidiaries, representing 0.4% of total assets, rests with other auditors.

Reference should be made to the report dated 5 April 2005 for our opinion on the prior year figures which are attached to the financial statements at 31 December 2005.

3 In our opinion, the financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2005 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

Milan, 11 April 2006

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Shareholders' Meeting

"The Shareholders of UniCredito Italiano in the ordinary session of the Annual General Meeting, held on 12 May 2006, having regard to the Directors' and Statutory Auditors' Reports for the 2005 financial year, approved the Accounts for the year ended 31 December 2005, and approved the appropriation of net profit as recommended by the Board of Directors.

The declared dividend amounting to:
- € 0.22 for ordinary shares
- € 0.235 for savings shares

payable as of 25 May 2006, the share going ex-dividend on 22 May 2006, through intermediaries that are members of the Monte Titoli centralized management system.

The Shareholders also approved the 2006 long-term incentive plan for Group staff".

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